Form 20-F
period 2022-12-31
On Holding AG
filed 2023-03-21
CIK 1858985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 20-F
________________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
Commission File Number: 001-40795
On Holding AG
(Exact name of registrant as specified in its charter)
n/a
(Translation of Registrant's name into English)
Switzerland
(Jurisdiction of incorporation or organization)

Förrlibuckstrasse 190
8005 Zurich, Switzerland
(Address of principal executive offices)

Martin Hoffmann
Chief Financial Officer and Co-Chief Executive Officer
Förrlibuckstrasse 190
8005 Zurich, Switzerland
Tel: +41 44 225 1555
Fax: +41 44 225 1556
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
_________________________

Copies to:
Deanna L. Kirkpatrick
Michael Kaplan
Yasin Keshvargar
Davis Polk & Wardwell LLP

450 Lexington Avenue
New York, NY 10017

(212) 450-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value CHF 0.10 per share	ONON	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
_________________________
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
_________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Class A ordinary shares: 281,976,387
Class B voting rights shares: 345,437,500
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Memorable Moments

On makes great strides in the sustainability field with the launch of the circularity program Cyclon and the unveiling of Cloudprime; the first-ever shoe made from materials that were made from the conversion of carbon emissions.

On expands its performance running range with key products such as the Cloudmonster, Cloudrunner and Cloudgo.

On's new office, On Labs, opens in Zürich, Switzerland with more than 30% of the space dedicated to research and product development.

On opens its first APAC store outside of China in Tokyo, Japan.

Thanks to the incredible work of the entire team, On for the first time exceeds CHF 1 billion in sales in fiscal year 2022.

RUNNERS
KEEP
RIGHT
ENDURANCE
GIANT
deboer wetsuits
there is no planet b.
GUSTAV
BMC

Gustav Iden wins the men's Ironman World Championship in Hawaii with a new overall course record, as well as running a course record marathon wearing a prototype On shoe.

BAUHAUS
LOBALU
Scandic
BAUHAUS
KIPLIMO
Scandic
OMEGA

Athlete Refugee Team member Dominic Lokinyomo Lobalu wins the 3000m Stockholm Diamond League race in a world-leading time.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
A. [Reserved]
B. Capitalization and Indebtedness
C. Reason for the Offer and Use of Proceeds
D. Risk Factors
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plants and Equipment
ITEM 4A. UNRESOLVED STAFF COMMENTS
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses
D. Factors Affecting Performance and Trend Information
E. Critical Accounting Estimates
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
F. Disclosure of a Registrants Action to Recover Erroneously Awarded Compensation
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts and Counsel
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information

B. Significant Changes
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information
J. Annual Report to Security Holders

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
B. Warrants and Rights
C. Other Securities
D. American Depositary Shares
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
ITEM 16G. CORPORATE GOVERNANCE

ITEM 16H. MINE SAFETY DISCLOSURE
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURES
FINANCIAL STATEMENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Definitions
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F ("Annual Report") to the terms “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to On Holding AG and its consolidated subsidiaries. References to our “extended founder team” or our “executive officers” are to (i) our “co-founders,” which consists of (a) our co-founders and executive co-chairmen, David Allemann and Caspar Coppetti, and (b) our co-founder and executive director Olivier Bernhard, (ii) our chief financial officer and co-chief executive officer, Martin Hoffmann, and (iii) our co-chief executive officer, Marc Maurer.

All references to “U.S. dollars,” “dollars” or “USD” are to the lawful currency of the United States of America. All references to “CHF” or “Swiss francs” are to the lawful currency of Switzerland. In this Annual Report, amounts that are converted from CHF to U.S. dollars are converted at an exchange rate of USD 1.08 per CHF, the exchange rate as of December 31, 2022.

Financial Statements
We maintain our books and records in Swiss francs and prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Rounding
We have made rounding adjustments to some of the figures included in this Annual Report Accordingly, numerical figures, including percentages shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this Annual Report, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

Trademarks and Trade Names
We own various trademark registrations and applications, and unregistered trademarks, including, among others, On, On Running, Run On Clouds, CloudTec, Speedboard, Helion, Missiongrip, Cyclon, Cloud, Cloudflow, Cloudswift, Cloud X, Cloudstratus, Cloudrock, Cloud Terry, Cloudnova, Cloudneo, CleanCloud, Cloudaway, Cloudultra, Dream On, Cloudprime and our other registered and common law trade names, trademarks and service marks, including our corporate logo. Solely for convenience, some of the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, rights to such trademarks, service marks and trade names.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

•the strength of our brand and our ability to maintain our reputation and brand image;
•our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices;
•our ability to implement our growth strategy;
•the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories;
•our ability to continue to innovate and meet consumer expectations;
•changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base;
•our generation of net losses in the past and potentially in the future;
•our limited operating experience in new markets;
•our ability to open new stores at locations that will attract customers to our premium products;
•our ability to compete and conduct our business in the future;
•health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic;
•general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict;
•the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;
•our ability to strengthen our direct-to-consumer (“DTC”) channel;
•our ability to execute on our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings;
•our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy;
•supply chain disruptions, inflation and increased costs in supplies, goods and transportation;
•the availability of qualified personnel and the ability to retain such personnel, including our extended founder team;
•our ability to accurately forecast demand for our products and manage product manufacturing decisions;
•our ability to distribute products through our wholesale channel;
•changes in commodity, material, labor, distribution and other operating costs;
•our international operations;
•our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us;
•security breaches and other disruptions to our IT systems;
•increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine;
•our reliance on complex IT systems;
•financial accounting and tax matters;
•any material weaknesses identified in our internal control over financial reporting and remediation efforts;
•the potential impact of, and our compliance with, new and existing laws and regulations;

•other factors that may affect our financial condition, liquidity and results of operations; and
•other risk factors discussed under “Risk Factors.”
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I
ITEM 1. IDENTIFY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3. KEY INFORMATION
A. [Reserved]

B. Capitalization and Indebtedness
Not applicable.

C. Reason for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
In addition to the other information contained in this Annual Report on Form 20-F, the following risk factors, as well as additional factors not presently known to us or that we currently deem to be immaterial, should be considered in evaluating our business. Our business, financial condition, or results of operations could be materially adversely affected as a result of any of these risks.

Summary of Risk Factors
The following is a summary of the material risk factors associated with an investment in our Class A ordinary shares, which are more fully described below:

I.Risks Related to Our Business, Business Strategy, and Industry
i.Brand resilience
ii.Business strategy
iii.Innovation
iv.Competitors
v.Economic and market conditions
vi.COVID-19
II.Risks Related to Our Operations, Distribution Network and Suppliers
i.Business operations
ii.Supply chain and distribution
iii.Third-party partners and suppliers
iv.Human capital
v.International and political matters
vi.Climate and environmental matters
III.Risks Related to Our Intellectual Property and Information Technology
i.Protection of intellectual property and litigation
ii.Information technology security, laws, and systems
IV.Risks Related to Our Financial, Accounting and Tax Matters
i.Additional investments of our resources
ii.Financial reporting and internal controls
iii.Foreign currency exchange rates
iv.Tax matters
V.Risks Related to Legal and Regulatory Compliance
i.Trade policies, tariffs and import/export regulations
ii.Data protection laws
iii.Compliance with legal or regulatory requirements, proceedings and audits
VI.Risks Associated with Securities Markets and Ownership of our Class A Ordinary Shares
i.Dual class structure of our shares
ii.Foreign private issuer status
iii.Pricing volatility, dividends, and dilution
iv.Swiss corporate law

I. Risks Related to Our Business, Business Strategy, and Industry

(i) Brand resilience

Our business depends on the strength of our premium brand, and if we are not able to maintain and enhance our brand, our results of operations may be adversely impacted.
The “On” name, our claims (such as “Running on Clouds”), our product or technical-related trademarks (such as “Cloud,” “Cloudsurfer,” “Cloudswift,” and “CloudTec,” among others), our designs and technical patents (such as the “Speedboard”) and our premium performance brand image are integral to our business, and to the implementation of our strategies for expanding our business. We believe that the brand image we have cultivated has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our premium brand may require us to make substantial investments in areas such as product design, intellectual property (such as patents and trademarks), marketing, operations, community relations, employee training and our wholesale and DTC channels, such as investments in additional distribution partnerships, the opening of new physical and e-commerce stores and other e-commerce projects, and these investments may not be successful.
We anticipate that, as our business expands into new markets and new product categories, maintaining and enhancing our brand may become more difficult and require expending significant resources. If these or similar efforts in the future are not successful, our brand may be adversely impacted. Even if such efforts are successful, they may dilute our image in our core running market. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the relative novelty and scarcity of our brand. Our brand may be adversely affected if our public image or reputation is tarnished by negative publicity, which may occur due to quality issues relating to our production in China, Vietnam, or Indonesia, or our use of certain raw materials or product-related environmental concerns. Furthermore, our exposure to social media platforms may accelerate and aggravate such negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products, unfair labor practices and failure or legal limitations to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in premium performance footwear, the apparel and accessories industry and to continue to offer a range of high-quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability, financial condition and the price of our Class A ordinary shares.
A key element of our growth strategy is innovation, product development and expansion of our product offerings into new product categories. However, we may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers. As of December 31, 2022, our products are available at approximately 9,232 retail stores across our direct markets. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our premium performance products as compared to traditional footwear, apparel and accessories. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.

We may receive negative publicity if we do not meet expectations of transparency with respect to our business practices, which could harm our brand image. Additionally, if our independent contract manufacturers or other suppliers fail to implement socially and environmentally responsible business practices or fail to comply with applicable laws and regulations or our guidelines, we may be subject to fines, penalties or litigation and our brand image could also be harmed due to negative publicity.
Our core values, which include developing high-quality products in a socially and environmentally responsible manner, as illustrated by our new sustainable shoe, Cloudprime, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. Parties active in promoting ethical business practices, in addition to evaluating the substance of companies’ practices, also often scrutinize companies’ transparency as to such practices and the policies and procedures they use to ensure compliance by their suppliers and other business partners. As a general matter, we do not expect to publicly disclose information that we deem competitively sensitive, except as required by law. If we do not meet the transparency standards expected by parties active in promoting ethical business practices, we may be subject to negative publicity, regardless of whether the actual labor and other business practices adhered to by us and our independent manufacturers satisfy the substantive expectations of such parties. In addition, we may fail to, or only partially, achieve our sustainability and environmental commitments, which could also result in negative publicity. Such negative publicity could be accelerated through social media channels and harm our reputation, brand image, business, results of operations, financial condition and the price of our Class A ordinary shares.
While we are conscious and strategic with our choices of our business partners and require, as part of our supply contracts, compliance with our Supplier Code of Conduct and our standards, we do not control our manufacturing suppliers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines or applicable laws. A failure by our suppliers to comply with such requirements could, in turn, lead to reduced sales by us as the result of recalls or adverse consumer reactions, damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.
In addition, certain jurisdictions in which we sell have various regulations related to manufacturing processes and the chemical content of our products, including their component parts. Monitoring compliance by our contract manufacturing and other suppliers is complex, and we are reliant on their compliance reporting in order to comply with regulations applicable to our products. We may be subject to investigations, enforcement proceedings or claims arising from our supplier’s actual or alleged noncompliance with regulations and statutes and/or to claims relating to alleged personal injury, such as California’s Proposition 65. The expectations of NGOs, consumers or any other third parties regarding socially and environmentally responsible business practices continually evolve and may be substantially more demanding than applicable legal requirements. Socially and environmentally responsible business practices are also driven in part by legal and political developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings, which can quickly lead to negative publicity and boycotts. Accordingly, we cannot predict how such regulations or expectations might develop in the future and cannot be certain that our guidelines or current practices would satisfy all parties who are active in monitoring our products or other business practices worldwide. Our exposure on social media platforms may accelerate and aggravate such negative publicity and boycott risks not only related to potential non-compliance, but also related to geopolitical developments and related controversial public discussions, such as recent discussions regarding brands sourcing their products from China, which NGOs and others are requesting to boycott due to China’s handling of minorities. Also, China has previously placed pressure and obstacles on international companies who criticize Chinese politics, and may continue to do so in the future. A failure by our suppliers to comply with such requirements could, in turn, lead to reduced sales by us as the result of recalls or adverse consumer reactions, damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

If our grassroots marketing efforts or partnerships with other brands are not successful our business, results of operations and financial condition could be harmed. Additionally, the costs and return on our investments for our sports marketing sponsorships may become more challenging and this could impact the value of our brand image.
We rely principally on grassroots marketing efforts to advertise our brand. These efforts include working with select premium brand partners, such as our co-entrepreneur, Roger Federer, and local athletes chosen by us, who we refer to as our ambassadors. Our ambassadors assist us by introducing our brand and culture to the communities around our stores. Our grassroots marketing efforts must be tailored to each particular market, which may require substantial ongoing attention and resources. For instance, we must successfully identify suitable ambassadors in each of our new and existing markets. Our future growth and profitability and the vibrancy of our premium brand, particularly among running communities, will depend in part upon the effectiveness and efficiency of these grassroots marketing efforts. Additionally, we also partner with fashion brands on collaborative product collections. Partnering with fashion brands can also increase the risk of brand reputational damage if the brand we work with faces any negative publicity.
An element of our marketing strategy has been to create a link in the consumer market between our products and professional and Olympic athletes, such as with Roger Federer and various athletes around the world, and we face additional risks as a result. If we lose our celebrity endorsers, or if our celebrity endorsers engage in activities that damage our reputation (whether actual or perceived), our brand and our business could be adversely impacted. We have also developed sponsorship agreements with a variety of athletes. However, as competition in the footwear, apparel and accessories industry has increased, the costs associated with athlete sponsorships, including the costs of obtaining and retaining these sponsorships and agreements, have varied and at times increased greatly. If we are unable to maintain our current association with athletes, or to do so at a reasonable cost, we could lose the reputational benefit associated with such partnerships, and we may be required to modify and substantially increase our marketing investments. Moreover, a failure to continue to correctly identify promising public figures to use and endorse our products or a failure to enter into cost-effective endorsement arrangements with prominent public figures could adversely affect our brand, sales and profitability.
Because we have not historically made extensive use of traditional advertising channels, such as print or television advertisements, to build our brand, if our grassroots marketing efforts or sports marketing sponsorships are not successful, there may be no immediately available alternative marketing channel for us to build awareness of our products in a manner that will be successful. This may impair our ability to successfully integrate new stores into the surrounding communities, to expand into new markets at all or to maintain the strength or distinctiveness of our brand in our existing markets. In addition, if our grassroots marketing efforts are unsuccessful and we are required to use traditional advertising channels in our overall marketing strategy, then we will incur additional expense associated with the transition to and operation of a traditional advertising channel, and we may not have the financial or other resources needed to do so successfully. Failure to successfully market our products and brand in new and existing markets could harm our premium brand, business, results of operations, financial condition and the price of our Class A ordinary shares.

(ii) Business strategy

We may not be able to successfully implement our growth strategies on a timely basis or at all. Additionally, implementation of these plans may divert the attention of our operational, managerial and administrative resources, which could harm our competitive position and results of operations.
Our future success depends, in large part, on our ability to implement our growth strategies, including expanding our product offerings to earn more share of customers’ closets, continuing to engage in customer acquisition and retention efforts that drive long-term customer relationships and continuing to grow our business. Our ability to implement these growth strategies depends, among other things, on our ability to:
I.manage our risks associated with regard to third-party distribution and expand our product offerings;
II.increase our brand recognition by effectively implementing our multi-channel strategy alongside our network of retail relationships without compromising our premium customer experience;
III.increase customer engagement with our digital platforms;
IV.leverage our investments in our human capital and operational infrastructure to drive traffic and customer acquisition;
V.expand and diversify our wholesale channel and accelerate partnerships with digital pure play retailers; and
VI.enter into distribution and other strategic arrangements with potential distributors of our products in order to better influence customer experience with better cost efficiency.
We may not be able to successfully implement our growth strategies and may need to change them. If we fail to implement our growth strategies or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, results of operations, financial condition and the price of our Class A ordinary shares may be materially and adversely affected.

Because our business is highly concentrated on a single, discretionary product category, namely footwear, apparel and accessories, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.
Our business is not currently diversified and consists primarily of designing and distributing footwear, apparel and accessories. In 2022, our main product category across all seasons, our footwear, was made up of over 70 styles and comprised a significant majority of our sales. Consumer preferences often change rapidly, and demand for our products is substantially dependent on our ability to attract customers who are willing to pay a higher price for our premium products. We believe there are a number of factors that may affect the demand for our products, including:
I.brand loyalty;
II.consumer perceptions of, and preferences for, our products and brands, including, among other things, as a result of evolving ethical or social standards;
III.seasonality;
IV.consumer acceptance of our new and existing products, including our ability to develop new products that address the needs and preferences of new consumers;
V.consumer demand for products of our competitors;
VI.publicity, including social media, related to us, our products, our brands, our marketing campaigns and our celebrity endorsers;
VII.the extent to which consumers view certain of our products as substitutes for other products we manufacture;

VIII.the life cycle of our products and consumer replenishment behavior;
IX.changes in consumer confidence and buying patterns, and other factors that impact discretionary income and spending;
X.legislation restricting our ability to use certain materials in our products;
XI.changes in general economic, political, and market conditions;
XII.pandemics or other outbreaks of illness or disease, such as the COVID-19 pandemic; and
XIII.any future shifts in consumer preferences away from retail spending for footwear, apparel and accessories would also have a material adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.
In addition, we believe that continued increases in sales of footwear, apparel and accessories will largely depend on customers continuing to demand technical superiority from their premium products. If the number of customers demanding footwear, apparel and accessories does not continue to increase, or if our customers are not convinced that our footwear, apparel and accessories are more functional, stylish or technically superior than other footwear, apparel and accessories alternatives, we may not achieve the level of sales necessary to support new growth platforms and our ability to grow our business will be severely impaired, and our business, results of operations, financial condition and the price of our Class A ordinary shares may be adversely impacted.

Sales of footwear, apparel and accessories may not continue to increase, and this could impair our ability to innovate and grow our business.
We believe that continued increases in sales of footwear, apparel and accessories will partly depend on customers continuing to demand footwear, apparel and accessories designed for specific athletic pursuits such as running. If the number of customers demanding footwear, apparel and accessories does not continue to increase, the trend of increased focus on health and wellness or the associated growth in exercise subsides, the appeal of high-technology footwear, apparel and accessories diminishes, the style of our athletic and technical footwear, apparel and accessories falls out of fashion with customers or customers engaging in athletic pursuits are not convinced that our footwear, apparel and accessories are a better choice than available alternatives, our ability to innovate and grow our business will be severely impaired, and our business, results of operations, financial condition and the price of our Class A ordinary shares may be adversely impacted.

We have generated net losses in the past and may incur net losses in the future.
Although we generated a net income of CHF 57.7 million for the year ended December 31, 2022, we generated a net loss of CHF 170.2 million and CHF 27.5 million for the years ended December 31, 2021 and 2020, respectively. We will need to continue to generate and sustain increased net sales and net income levels in future periods in order to increase profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. We intend to continue to expend significant funds to grow our business, and we may not be able to increase our net sales enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in Item 3. "Risk Factors" of this Annual Report, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve or sustain profitability, our business, results of operations, financial condition and the price of our Class A ordinary shares may be adversely impacted.

Our limited operating experience and brand recognition in new markets may limit our expansion strategy and cause our business and growth to suffer.
Our future growth depends, to a considerable extent, on our efforts to expand our markets and also on our success in entering new markets throughout the world that we deem attractive. While our headquarters are in Switzerland, we sell our footwear, apparel and accessories globally. For the year ended December 31, 2022, 60.4%, 29.0% and 6.6% of our sales were to customers in North America,

Europe and Asia, respectively. We also have limited experience with regulatory environments and market practices outside of Europe and the United States, and cannot guarantee that we will be able to penetrate or successfully operate in any such markets. In connection with our expansion efforts, especially in the United States, we have encountered increased costs of operations resulting from higher customs, payroll and other expenses and from new and different business requirements generally. In connection with our continued expansion efforts throughout the world, we have encountered, and expect to continue to encounter, a number of obstacles including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business and technical developments and foreign customers’ tastes and preferences, as well as differences in employee expectations and working culture. We may also encounter difficulty expanding into new markets throughout the world because of limited brand recognition leading to delayed acceptance of our athletic and technical footwear, apparel and accessories by customers in these new markets. In particular, we have no assurance that our grassroots marketing efforts will prove successful outside of the geographic regions in which they have been used in Europe and the United States. The expansion into new markets may also present competitive, merchandising, forecasting and distribution challenges that are different from or more severe than those we currently face. Failure to develop new markets globally or disappointing growth outside of such markets may harm our business, results of operations, financial condition or the price of our Class A ordinary shares.

If we fail to adequately continue to connect with our consumer base, it could have a material adverse effect on our business, results of operations and financial condition.
Our marketing and promotional programs, by focusing on the premium experience our products provide, are important in capturing the interest of consumers and attracting them to our products and encouraging purchases by consumers. If we fail to successfully develop and implement marketing, advertising and promotional strategies in new and existing markets, we may be unable to achieve and maintain brand awareness and consumer traffic to our sites or stores may be reduced.
We believe that much of the growth in our customer base to date has originated from our marketing strategy, including social media and other digital marketing efforts. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers and our business and financial condition may suffer. Unauthorized or inappropriate use of our social media channels could result in harmful publicity or negative consumer experiences, which could have an adverse impact on the effectiveness of our marketing in these channels. In addition, substantial negative commentary by others on social media platforms could have an adverse impact on our ability to successfully connect with consumers. In addition, if our customers believe we have failed to live up to our stated goals (whether real or perceived), including those related to environmental, social and governance ("ESG") matters, they may use social media platforms to cause reputational damage to our brand and business. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations could subject us to regulatory investigations, lawsuits (including class actions), liability, fines or other penalties. Moreover, if digital advertising platforms increase advertising expenses or change their policies in a manner that is inconsistent with our marketing strategy, our expenses may increase and the effectiveness of our digital advertising strategy may be diminished, and our growth may be harmed as a result. Furthermore, an increase in the use of social media platforms for product promotion and marketing may cause an increase in our burden to monitor compliance of such platforms, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. These and other risks could adversely affect our business, results of operations, financial condition and the price of our Class A ordinary shares.

Our ability to attract customers to our stores and premium products depends heavily on successfully locating our stores in suitable locations and any impairment of a store location, including any decrease in customer traffic, could cause our net sales, business and results of operations to be less than expected and adversely affect our financial condition and the price of our Class A ordinary shares.
Our approach to identifying locations for our stores and premium products typically favors street locations and lifestyle centers. As a result, our stores are typically located near retailers or fitness facilities that we believe are consistent with our customers’ lifestyle choices. Our net sales, business and results of operations at these stores are derived, in part, from the volume of foot traffic in these locations. Store locations may become unsuitable due to, and our sales volume, customer traffic and profitability generally may be harmed by, among other things:
I.economic downturns in a particular area;
II.competition from nearby retailers selling athletic apparel;
III.changing consumer demographics in a particular market;
IV.changing lifestyle choices of consumers in a particular market; and
V.the closing or decline in popularity of other businesses located near our stores, including as a result of pandemics such as COVID-19.
Changes in areas around our store locations that result in reductions in customer foot traffic or otherwise render the locations unsuitable could cause our sales, business and results of operations to be less than expected. While we currently sell our products through a limited number of stores that are owned and operated by us, we plan to open additional stores in the future. If our net sales, business and results of operations through stores owned and operated by us increase in the future, the risks described above may be exacerbated and may adversely affect our financial condition and the price of our Class A ordinary shares.

(iii) Innovation

We rely on technical innovation, unique designs and high-quality products to compete in the market for our products. If we fail to continue to innovate and provide consumers with design features, new technologies and environmentally sustainable products that meet consumer expectations, we may not be able to generate sufficient consumer interest in our athletic and technical footwear, apparel and accessories to remain competitive.
Innovation is at the core of our business, and we must continue to invest in research and development in connection with the innovation, intellectual property and design of our footwear, apparel and accessories in order to attract and retain consumers. If we are unable to anticipate consumer preferences or industry changes, or if we are unable to modify our products on a timely basis, we may lose customers or become subject to greater pricing pressures. Our operating results would also suffer if our innovations and designs do not respond to the needs and demands of our customers, are not appropriately timed with market opportunities or are not effectively brought to market. Any failure on our part to innovate and design new products or modify existing products will harm our brand image and could result in a decrease in our net sales and an increase in our inventory levels. In addition, we may not be able to generate sufficient consumer interest in our athletic and technical apparel and accessories to remain competitive.
In particular, technical innovation, our unique designs and quality control in the design and manufacturing process of athletic and technical footwear, apparel and accessories is essential to the commercial success of our products. Research and development play a key role in technical and environmentally sustainable innovation. Over the last two years, we have systematically redesigned many of our key franchises, like the Cloud and the Cloudswift, as well as our entire apparel range. We rely upon specialists in the fields of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, as well as research and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists and other experts to develop and test our performance products. While we strive to produce products that help to enhance athletic performance and maximize comfort, consumer demand for our products could decline, if we fail to introduce technical and environmentally sustainable innovations in our products. In addition, if we experience problems with the quality of our products, we may incur substantial expense to remedy such problems and lose consumer confidence and loyalty, which could negatively impact our reputation, business, results of operations, financial condition and the price of our Class A ordinary shares.

Our plans to innovate and expand our product offerings may not be successful, and implementation of these plans may divert the attention of our operational, managerial and administrative resources, which could harm our competitive position and reduce our net sales and profitability.
In addition to our DTC strategy and the expansion of our geographic footprint, we plan to grow our business by innovating and expanding our product offerings. The principal risks to our ability to successfully carry out our plans to expand our product offering include:
I.if our expanded product offerings fail to maintain and enhance our distinctive brand identity and premium quality, our brand image may be diminished, and our sales may decrease;
II.our innovations, such as the subscription-based sales model introduced in June 2022 with our Cyclon footwear or potentially other product categories, may fail to be financially viable or may not be well received by our customers or the market;
III.implementation of our plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems; and
IV.incorporation of novel materials or features into our footwear, apparel and accessories may not be accepted by our customers or may be considered inferior to similar products offered by our competitors.
Moreover, our ability to successfully carry out our plans to expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and styles. These plans could be abandoned, could cost more than anticipated, could impact the quality of our products and could divert resources from other areas of our business, any of which could negatively impact our competitive position, reduce our net sales and profitability or negatively impact the price of our Class A ordinary shares.

(iv) Competitors

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to impose pricing pressures or compete more effectively than we can, resulting in a loss of our market share and a decrease in our net sales and profitability.
The market for footwear, apparel and accessories is highly fragmented and extremely competitive. We compete directly against wholesalers and direct retailers of footwear, apparel and accessories. Because of the fragmented nature of the marketplace, we also compete with other apparel sellers, including those who do not specialize in footwear, apparel and accessories. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, technological and engineering resources, research and development, store development, marketing, distribution and other resources than we do. We may face intense pressure with respect to competition for key customer accounts and distribution channels. Because of the highly competitive nature of our industry, we may face increased pressure from our competitors to lower our prices for our products, which may adversely impact consumer demand for our products, our brand image, our realized margins, our net sales and our results of operations. Furthermore, we believe that our key customers face intense competition from other department stores, sporting goods stores, retail specialty stores, and online retailers, among others, which could negatively impact the financial stability of their businesses and their ability to conduct business with us. These factors may result in a loss of our market share, a decrease in our net sales and profitability or negative impacts to our business, results of operations, financial condition and the price of our Class A ordinary shares.

Competitors have and will likely continue to attempt to imitate our premium products and technology and divert sales.
As our business has expanded, our competitors have imitated, and will likely continue to imitate, our premium product designs and branding, which could harm our business, results of operations, financial condition and the price of our Class A ordinary shares. Also, any theft, piracy or leaking, such as through industrial espionage, of our technologies, materials or trade secrets could cause harm to our brand and business. Competitors who flood the market with products seeking to imitate our products could divert sales and dilute the value of our brand. Continued sales of competing products by our competitors could harm our brand and adversely impact our business, financial condition and results of operations. While we rely on a variety of intellectual property laws and procedures to protect our competitive position, intellectual property protection has its limitations. For more information, please see “—Risks Related to Our Intellectual Property and Information Technology—If we are unable to obtain, maintain, protect and enforce our intellectual property rights for the products we develop, or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our business may be adversely affected."

(v) Economic and market conditions
We may be adversely affected by the financial health of our retail partners and customers.
We extend credit to our retail partners based on an assessment of a customer’s financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of our products, we offer certain customers the opportunity to place orders five to six months ahead of delivery under our futures ordering program. These advance orders may be canceled under certain conditions, and the risk of cancellation may increase when dealing with financially unstable retailers or retailers struggling with economic uncertainty. In the past, some customers have experienced financial difficulties, including bankruptcies, which have had an adverse effect on our sales, our ability to collect on receivables and our financial condition. In addition, we and our retail partners could face risks from a decline in the overall level of consumer retail spending, and a weak retail environment could impact customer traffic in the stores of our retail partners and also adversely affect our net sales. Moreover, traditional brick-and-mortar retail channels have experienced low growth or declines in recent years, including as a result of rise in online purchases and recent trends have increased permanent and temporary store closures. Recent years have also seen shifts in consumer preferences and purchasing practices, which may increase the difficulty for us to retain and grow our customer base. If and when the retail economy weakens or as consumer behavior shifts, retailers may be more cautious with orders. A slowing or changing economy in our key markets could adversely affect the financial health of our customers, which in turn could have an adverse effect on our results of operations and financial condition. In addition, product sales are dependent in part on high-quality merchandising and an appealing retail environment to attract consumers, which requires continuing investments by retailers. Retailers that experience financial difficulties may fail to make such investments or delay them, resulting in lower sales and orders for our products. These and other risks could adversely affect our business, results of operations, financial condition and the price of our Class A ordinary shares.

An economic recession, depression, downturn, periods of inflation, or economic uncertainty may adversely affect consumer purchases of discretionary items, which could materially harm our sales, profitability and financial condition.
Many factors affect the level of consumer spending for discretionary items such as our footwear, apparel and accessories. These factors include general business conditions, inflation, interest and tax rates, the availability of consumer credit and consumer confidence in future economic conditions.
Consumer purchases of discretionary items, such as our premium footwear, apparel and accessories, tend to decline during recessionary periods when disposable income is lower, and during such periods consumers may tend to choose less costly products and turn away from our premium products. Recent geopolitical events and general economic conditions, such as rising inflation, has led to a slow-down in certain segments of the global economy and affected the amount of discretionary income available for certain consumers to purchase our products. Any downturn in the economy in markets in which we sell our products may materially harm our sales, business, results of operations, financial condition and the price of our Class A ordinary shares.

(vi) COVID-19

The COVID-19 pandemic and related government, private sector, and individual consumer responses have adversely affected, and may continue to adversely affect our business operations, the operations of our suppliers and other business partners, store traffic, employee availability, and our financial condition, liquidity and cash flow.
We have been in the past adversely impacted by business disruptions related to COVID-19, including disruptions to sourcing, our supply chain, our manufacturing facilities and our distribution facilities. For example, in 2020 and 2021, the COVID-19 pandemic caused operations in certain of our suppliers’ facilities to be disrupted or temporarily suspended, certain of our warehouses to experience disruptions or operate at reduced capacity, and further caused us to delay our plans to expand our footwear supplier base beyond Vietnam. In addition, in the fall of 2021 a surge of COVID-19 cases in certain countries, such as Vietnam where all of our footwear was produced in 2021 and a number of our suppliers’ manufacturing facilities are located, resulted in mandatory closures of such facilities at such time, as well as significant impediments to local freight operations due to restrictive measures introduced by the Vietnamese government and, as a result, disruptions to our supply chain and business operations. Although additional production capacity was secured in 2022 with new factory partners in Indonesia, additional restrictions could arise in the future and could further impact any worker and capacity shortage, global freight disruptions and cost inflation. These types of disruptions can continue to adversely impact our business, financial condition and results of operations.
The effects of the COVID-19 pandemic have also negatively impacted many of our business partners, such as the retail stores and distributors that sell our products, and are likely to continue to adversely impact some or all of such partners for the foreseeable future. Any of the foregoing could lead to their or our financial distress or bankruptcy. Moreover, the negative implications of COVID-19, including from responses to the pandemic, may not be predictable and may negatively impact our business and operations, including in ways that we do not currently anticipate. For example, certain unemployment programs instituted by governments caused our operations to experience a workforce shortage and increased costs, and other unpredictable results of COVID-19 may cause adverse changes to our business, financial condition, results of operation and the price of our Class A ordinary shares.
The spread of COVID-19 and its various mutations of the virus (e.g. Delta, Omicron and other variants) has caused public health officials to impose restrictions and recommend precautions to mitigate the spread of the virus, especially avoiding congregating in heavily populated areas, such as malls and fitness centers, in which our owned and operated stores and retail outlets are located. Such measures include restrictions such as limitations on the number of guests allowed in our stores at any single time, minimum physical distancing requirements and limited operating hours. Even though most COVID-19 related measures have been lifted in our main markets, we do not know whether new measures will be recommended by local authorities or will need to implemented by us in the future, including if there are future COVID-19 resurgences. In such a case, there is significant uncertainty regarding what the results of operations of our stores would be.
Further resurgences in COVID-19 cases could cause additional restrictions, including the closure of all or some of our or our retailers’ stores again. There is continued uncertainty over the impact of COVID-19 on the U.S., Swiss, and global economies, consumer willingness to visit stores, malls, and fitness centers and employee willingness to staff stores. There is also continued uncertainty regarding potential long-term changes to consumer shopping behavior and preferences and whether consumer demand will recover to pre-pandemic levels.
There is a wide range of possible outcomes regarding the nature and timing of events related to the COVID-19 pandemic. Developments, including the ultimate geographic spread and duration of the pandemic, the extent and duration of a resurgence, if any, new information concerning the severity of the COVID-19 virus, the effectiveness and intensity of measures to contain the COVID-19 virus and its various mutations (e.g. Delta, Omicron and other variants), the availability and effectiveness of vaccines for the COVID-19 virus and its various mutations (e.g. Delta, Omicron and other variants) and the economic impact of the pandemic and the reactions to it, could have a significant adverse effect on our business, cash flows from operations, operating expenses (e.g. higher transportation costs due to more air than sea freight) and our liquidity. The extent of these developments and the related impacts are highly uncertain, and many are outside our control. Additionally, the COVID-19 pandemic could increase the magnitude of many of the other risks described in "Item 3. Risk Factors" of this Annual Report and may have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which we operate experience a prolonged occurrence of adverse public health conditions, such as COVID-19, it could materially adversely affect our business, financial condition, results of operations and the price of our Class A ordinary shares.

II. Risks Related to Our Operations, Distribution Network and Suppliers

(i) Business operations

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations. If we are unable to manage our operations at our current size or to manage any future growth effectively, our brand image and financial performance may suffer.
We have expanded our operations rapidly since our inception in 2010 and have limited operating experience at our current scale of operations. Our products were first carried by wholesale partners in Switzerland in 2010 and in the U.S. in 2013. The first two retail stores owned and operated by On both opened in December 2019 and January 2020 in China, followed by our first larger location in New York City in December 2020. We have experienced substantial growth in our net sales from our inception through 2022.
Our substantial growth to date has placed a significant strain on our management systems and resources. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other headquarters personnel. Moreover, our new innovations may require either new or different infrastructure, relationships or processes. Our continued growth could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient supplies, raw materials and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties would likely result in the erosion of our brand image and lead to a decrease in net sales, income from operations and the price of our Class A ordinary shares.

Our growth strategy involves the continued expansion of our DTC channel, including our own retail stores and e-commerce platform, which may present risks and challenges with which we have limited experience.
Our business involves distributing products on a wholesale basis for resale through our retail partners and also includes a multi-channel experience, including physical and online retail stores that are owned and operated by us. Growing our e-commerce platforms and the number of physical stores owned by us is essential to our growth strategy, as is innovating and expanding our product offerings available through these channels. However, we have limited operating experience executing this strategy, given the first retail store owned and operated by us opened only in late 2019 in China, followed by our first larger location in New York City in December 2020. Sales in our DTC channel continue to grow, which may expose us to other risks, including those relating to continuing to grow brand awareness. This strategy has, and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce platform design does not appeal to our customers, function reliably and conveniently, or maintain the privacy and security of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or sales, including as a result of losing repeat customers, or be exposed to fraudulent purchases, cyber-attacks or other issues which could adversely affect our reputation and results of operations.
As of December 31, 2022, we currently operate our e-commerce digital platforms in over 60 countries, which are serviced by our wholesale channel as well, and we are planning to expand our e-commerce platform to other geographies. Existing and additional countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not realize benefits from our investment in our international expansion. We are also exposed to the risk of fraudulent domains or websites pretending to sell our products, when they are in reality phishing sites or imitator domains, and we might be unable to stop those sites from operating in due time, or permanently due to regulatory or factual constraints.

Our business or our results of operations could be harmed if we or our wholesale partners are unable to accurately forecast demand for our products or if we are unsuccessful at managing product manufacturing decisions.
To ensure adequate inventory supply, we and our wholesale partners forecast inventory needs, which are subject to seasonal and quarterly variations, and are also subject to variation as a result of broader economic and social trends. Like our competitors, we have an extended design, development, manufacturing and logistics process, which involves the initial design and development of our products, the purchase of raw materials, the accumulation and subsequent sale of inventories, and the collection of the resulting accounts receivable. This production cycle requires us to incur significant expenses relating to the design, development, manufacturing, distributing and marketing of our products, including product development costs for new products, in advance of the realization of any net sales from the sale of our products, and results in significant liquidity requirements and working capital fluctuations throughout our fiscal year. Because the production cycle typically involves long lead times, which requires us to make manufacturing decisions several months in advance of an anticipated purchasing decision by the consumer, it is challenging for us to estimate and manage our inventory and working capital requirements, and as such challenges have been, and could in the future be, exacerbated by global supply chain issues. If we fail to accurately forecast demand or our inventory and working capital requirements, we may experience excess inventory levels or a shortage of product to deliver to our wholesale partners and through our DTC channels. In addition, we or our wholesale partners may fail to accurately forecast the demand for our products and may purchase an insufficient amount of our products or may accumulate excess inventory, increase operational complexity and lower cost efficiency, or increase operational costs. Moreover, a potential increase of inventory stock level resulting from fluctuating supply/demand/logistics lead time and capacity may increase our operational costs such as rental costs, and may increase our cost of goods sold and decrease profit margin, if additional freight charges, including demurrage and detention costs, are incurred, and can negatively impact our business, brand and results of operations.
If we underestimate the demand for our products, we may not be able to produce products to meet our wholesale partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and wholesale partner relationships. If our wholesale partners underestimate the demand for our products, they may not have enough products on hand to satisfy demand in a timely fashion and sales opportunities may be lost. If we or our retail partners overestimate the demand for our products, we or our wholesale partners could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. In addition, these and other factors, including failures to accurately predict the level of demand for our products, could cause a decline in net sales and harm our business, operating results, financial condition, cash flows and the price of our Class A ordinary shares.

We may not be able to successfully open new retail stores owned and operated by us in a timely manner, if at all, which could harm our results of operations.
Our growth will depend in part on our ability to successfully open and operate new retail stores owned and operated by us or convince third-parties to operate those stores and sell our premium products on our behalf. Our ability to successfully open and operate new retail stores depends on many factors, including, among others, our ability to:
•identify suitable store locations, the availability of which is outside of our control;
•negotiate acceptable lease terms, including desired tenant improvement allowances;
•hire, train and retain store personnel and field management;
•assimilate new store personnel and field management into our corporate culture and spirits;
•source sufficient inventory levels; and
•successfully integrate new retail stores owned and operated by us into our existing operations and information technology systems.
Successful new store openings may also be affected by our ability to initiate our grassroots marketing efforts to identify new and suitable markets for the opening of a potential new retail store. We typically rely on our grassroots marketing efforts to build awareness of our brand and demand for our products. Our grassroots marketing efforts are often lengthy and must be tailored to each new market based on our emerging understanding of the market. Accordingly, there can be no assurance that we will be able to successfully implement our grassroots marketing efforts in a particular market in a timely manner, if at all. Additionally, we may be unsuccessful in identifying new markets where our footwear, apparel and accessories and other products and brand image will be accepted or the performance of our retail stores owned and operated by us will be considered successful. Furthermore, we will encounter pre-operating costs and we may encounter initial losses while new stores commence operations.
We have opened four retail stores owned and operated by us to date, namely New York City (opened December 2020), Tokyo (March 2022), Zurich (July 2020) and Los Angeles (October 2022), and we also own and operate a number of mall-based stores in China. We plan to open other stores owned and operated by us in the future. We expect that we will incur additional capital expenditures to open additional stores owned and operated by us in the future, which may be significant. We have limited experience opening our own stores, and there can be no assurance that we will be able to open additional stores successfully. In addition, new retail stores owned and operated by us will not be immediately profitable, and will cause losses until these stores become profitable and such stores have required, and will continue to require, substantial fixed investment in equipment and leasehold improvements and personnel, and we have entered into substantial operating lease commitments for retail space. There can be no assurance that we will open our planned number of new stores in 2023 or thereafter, or that our estimates regarding the associated costs will be accurate. Any failure to successfully open and operate new stores owned an operated by us would harm our business, results of operations, financial condition and the price of our Class A ordinary shares.

We are subject to risks associated with leasing retail and distribution, office and warehouse spaces subject to long-term and non-cancelable leases.
We lease all of our stores under operating leases and our inability to secure appropriate real estate or lease terms could impact our ability to grow.
Our leases generally have initial terms of between five and ten years, and generally can be extended in five-year increments, if at all. We generally cannot unilaterally terminate these leases at an earlier time. If an existing or new store owned and operated by us is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying rent for the balance of the lease term.
Similarly, we may be committed to perform our obligations under the applicable leases even if current locations of our retail stores become unattractive as demographic patterns change, or if we have to close retail stores due to governmental orders, for example in connection with the COVID-19 pandemic. If the current remote working trends that have arisen since the COVID-19 pandemic continue to exist in the future, we may be committed to perform our obligations under our leases for office space and distribution locations that we do not need, which may adversely affect our financial condition. Moreover, as our operations expand, we may be unable to find additional office space to accommodate our needs. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close retail stores owned and operated by us in desirable locations. We also lease all of our distribution centers and our inability to secure appropriate real estate or lease terms could impact our ability to deliver our products to the market.

(ii) Supply-chain and distribution

We have in the past and could in the future experience significant disruptions in supply from our current or future sources.
We have agreements with our suppliers that are on a purchase order basis and typically rely on inventory forecasts to help determine our quantities for purchase orders. We are highly dependent upon our suppliers, several of them being the sole source for certain components of our footwear, apparel and accessories and certain of our suppliers are concentrated in a single country. We have experienced significant disruptions as a result of ongoing global supply chain issues and there can be no assurance that there will not be a further disruption in the supply of fabrics, other subcomponents or raw materials from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality or an acceptable price, or at all. Identifying a suitable supplier is a resource-intensive process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. In addition, any indirect supply chain disruptions due to the recent military conflict in Ukraine, the impacts of the COVID-19 pandemic, trade restrictions, political instability, severe weather and natural disasters, war, labor shortages, reduced freight availability and increased costs, port disruptions and other factors may further complicate existing supply chain constraints. Interruption of supplies from any of the Company’s suppliers, or the loss of one or more key suppliers, could have a negative effect on the Company’s business and operating results.
Any delays, interruption or increased costs in the supply of fabric, raw materials or other subcomponents or manufacture of our products have in the past and could in the future have an adverse effect on our ability to meet customer demand for our products and result in lower net sales and operating income both in the short and long term, which could in turn negatively impact our business, financial condition and the price of our Class A ordinary shares.

Problems with our distribution system, including our partners’ ability to scale warehouse and factory operations, could harm our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies.
We rely on distribution facilities in Australia, Brazil, Canada, China, Hong Kong, Japan, Luxembourg, Switzerland, the United Kingdom and the United States, all of which are operated by third-party vendors, for substantially all of our product distribution. Our contracts for these facilities expire at various times, and we may be unable to successfully renegotiate such agreements on terms attractive to us. In addition, we may be unable to terminate such contracts at our convenience. There can be no assurance that we will be able to enter into other contracts for distribution centers on acceptable terms, which could disrupt our operations. Our distribution facilities include computer controlled and automated equipment, and their operations are complicated and may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures. In addition, because substantially all of our products are distributed from these distribution centers, our operations could also be interrupted by labor difficulties, or by floods, fires or other natural disasters or force majeure events. For instance, during the height of the COVID-19 pandemic in 2020 and 2021 some of our distribution centers and wholesale channel customers experienced temporary closures, and certain of our warehouses experienced a shortage of labor and increased labor costs as a result of the financial incentives provided by the government in response to COVID-19, which encouraged employees to forgo their employment opportunities with us.
Additionally, our potential, anticipated growth will require further investments into our supply chain and operations capabilities, including but not limited to new warehouses or other facilities. For instance, in the third quarter of 2022 we entered into third party logistics and warehouse services agreement for a new, highly-automated fulfillment center in Atlanta (USA) to facilitate our future omnichannel growth in North America and lower our handling cost over time through automation. If our partner's ability to scale warehouse operations and automation is unsuccessful or if the warehouse automation does not provide the anticipated benefits or it does not meet market demands, our financial condition and results of operations can be adversely impacted.
In addition, the property damage, business interruption and other insurance policies held by us may not adequately protect us from the adverse effects that could result from significant disruptions to our business and distribution system, such as the long-term loss of customers or an erosion of our brand image. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the uninterrupted operation of our warehouses as well as the shipment of our products to and from our distribution facilities around the globe, including in Europe, Asia and the United States. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales, achieve objectives for operating efficiencies and the price of our Class A ordinary shares could be harmed.

Fluctuations in the cost of raw materials and commodities we use in our products and our supply chain, including as a result of inflation, could negatively affect our operating results.
The fabrics and other subcomponents used by our suppliers and manufacturers are made of raw materials, including virgin and recycled petrol-based and bio-based polyester, polyamide and ethylene vinyl acetate, rubber and organic cotton. Significant raw material price fluctuations, such as oil prices, including as a result of inflation, or shortages in such raw materials could adversely impact our cost of goods sold. We are also subject to risks from price fluctuations due to our storage capacity restrictions at our warehouses for the raw materials that our suppliers and manufacturers use for production. Furthermore, we and our manufacturers compete with other companies and industries for raw materials used in our products. In the event of heightened competition for such materials, we or our manufacturers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. In addition, all our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil, but such costs are also subject to geopolitical and climate change impacts that may disrupt our global supply chains, including from geopolitical conditions such as international conflicts, such as the military conflict in Ukraine, and resulting sanctions imposed by the U.S. and other countries. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs.
Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs and impacts our carbon-dioxide reduction targets negatively. Price fluctuations, raw material inventory capacity restrictions and extended lead times in our supply chains reduce our ability to react to variances in our inventory forecasts and limit our operational flexibility. Our goal to reduce the carbon dioxide-footprint of our company may cause us to forgo airfreight transport completely, or may result in increased freight and transportation costs. In addition, any disruptions or reductions of our shipments made through airfreight may increase shipment times. Any of these fluctuations may increase our cost of products and have an adverse effect on our profit margins, business, results of operations, financial condition and the price of our Class A ordinary shares.

(iii) Third-party partners and suppliers

Our financial success may be impacted by the strength of our relationships with our retail partners and is dependent on the success of these retail partners.
Our financial success is dependent on our retail partners continuing to carry our products and the success of these partners. A substantial amount of our sales are made through our retail partners, either directly or indirectly, who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce or discontinue their purchases of our products. We do not have long-term contracts with any of our retail partners, and sales to our retail partners are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling by the partner. If we cannot fill our retail partners’ orders in a timely manner, the sales of our products and our relationships with those partners may suffer, and this could have a material adverse effect on our ability to grow our product lines and our results of operations.
Although we believe that our business relationships with our retail partners are satisfactory, we cannot assure you that these business relationships will continue to generate satisfactory sales in the future. If any of our major retail partners experiences a significant downturn in their business or fails to remain committed to our products or brand, then these partners may reduce or discontinue purchases from us, which could adversely impact our business.
Many of our retail partners compete with each other, and if they perceive that we are offering their competitors better pricing and support, they may reduce or discontinue purchases of our products. In addition, we compete directly with our retail partners by selling our products to consumers through our DTC channel. If our retail partners believe that our DTC channel diverts sales from their stores, this may weaken our relationships with our partners and cause them to reduce or discontinue purchases of our products. In addition, if we fail to accurately identify the needs of our partners, our partners fail to accept new products or product line expansions or attribute premium value to our new or existing products or product line expansions relative to competing products or if we fail to obtain shelf space from our retail partners (whether by our competitors introducing new products or otherwise), our sales, business, results of operations and financial condition may be adversely impacted.

The operations of many of our suppliers and third-party manufacturers are subject to additional risks that are beyond our control and that could harm our business, financial condition and results of operations.
Almost all of our manufacturing partners and raw material suppliers are located outside the United States. In addition, we work with selected third-party distributors, especially in the initial stages of expansion for highly complicated products and in new markets, and because we ultimately do not control those third parties, we are subject to additional risks as a result of such relationships. In 2022, 95% of our footwear products were produced in Vietnam and 5% of our footwear products were produced in Indonesia.
Moreover, in 2022 approximately 60% of our apparel and accessories units produced were manufactured in Vietnam, 23% in China, 7% in Slovenia and 10% in Germany. All of our products are manufactured by third party manufacturers. As a result of our international suppliers, we are subject to risks associated with doing business in multiple jurisdictions, including:
•political unrest, international or other conflicts, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;
•consumer boycotts due to ethical, environmental or political issues in certain countries we do business with, such as for example, human rights and labor concerns in Asia, or product-related environmental concerns;
•compliance with existing and new laws and regulations, including those relating to labor conditions and workplace safety, environmental protection, chemical regulation, quality and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;
•reduced protection for intellectual property rights, including patent and trademark protection, in some countries;
•disruptions or delays in shipments, global container and capacity shortages, or port congestion such as the accident in the Suez Canal in 2021 that disrupted container shipments and supply chains globally; and
•changes in local economic conditions in countries where our manufacturers, suppliers or customers are located.
We also face risks from potential employment shortages for our supply operations as potential employees in certain geographies, including Vietnam, China and Indonesia, pursue opportunities outside of our and our suppliers’ industries. Any potential employment shortages may increase costs for our supplier and manufacturing partners and may limit our ability to scale our warehouse and factory operations efficiently. Increased costs in production may limit our profitability and may adversely impact our business, results of operations and financial condition.
These and other factors beyond our control could interrupt our suppliers’ production in offshore facilities, influence the ability of our suppliers to export our products cost-effectively or at all and inhibit our suppliers’ ability to procure certain materials, any of which could harm our business, financial condition, results of operations and the price of our Class A ordinary shares.

We rely on third-party suppliers to provide fabrics and other subcomponents for and to produce our footwear, apparel and accessories, and we have limited control over them and may not be able to obtain quality products on a timely basis or in sufficient quantity.
We do not manufacture our products or the raw materials used in our products and rely instead on third-party suppliers and contract manufacturers. Many of the specialty fabrics used in our products are technically advanced textile products developed by third parties and may be available from only one or a very limited number of sources. For example, our engineered warp knitting textiles, which are included in many of our products, are supplied to the manufacturers we use by a few major producers in Vietnam. In 2022, all of our products were produced by less than 20 manufacturing suppliers. In addition, in 2022, the majority of our footwear products were manufactured in Vietnam, and some of our apparel styles were purchased from only a single manufacturer. These factors increase the risk of supply disruption and cost inflation, and our efforts to expand our supplier base may fail or be delayed.
If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional supplies of fabrics, other subcomponents or raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner or at all. We allocate production orders among our suppliers based on the contractor’s capability, capacity and cost, but there is no assurance that we will be able to do so efficiently and effectively or that we will be able to utilize capable contractors that have capacity at reasonable costs. Even if we are able to expand existing, or find new, manufacturing or fabric and other subcomponent sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. Any delays, interruption or increased costs in the supply of fabric and other subcomponents or manufacturing of our products could have an adverse effect on our ability to meet customer demand for our products and could result in lower net sales and income from operations, both in the short and long term.
In addition, there can be no assurance that our suppliers and manufacturers will continue to provide fabrics, other subcomponents and raw materials or manufacture products that are consistent with our standards. We have occasionally received, and may in the future continue to receive, shipments of products that fail to conform to our quality control standards. In such event, unless we are able to obtain replacement products in a timely manner, we risk the loss of net sales resulting from the inability to sell those products and related increased administrative and shipping costs. Further, as we continue our journey to eliminate petroleum-based materials, there is an increased use of recycled materials and other innovative new and sustainable materials. For example, our 100% recyclable Cyclon shoe is made with over 50% bio-based material derived from castor beans. The use of innovative and sustainable materials without a long history of manufacture by our third-party suppliers increases the risk of higher manufacturing costs or that products that are manufactured may not be consistent with our standards.

We may fail to find suitable partners to expand outside the United States and the EU and this may cause our growth strategy to suffer and may harm our net sales and results of operations.
As part of our growth strategy, we plan to expand our distribution network and sales of our products into new locations outside of the United States and the EU. Our successful expansion and operation of new stores outside the United States and the EU will depend on our ability to find suitable partners and to successfully implement and manage joint relationships. In 2022, we had distribution agreements with 23 partners distributing to 72 markets. Failure to find sufficient or capable partners in a particular geographic regions may delay the rollout of our products in that area. If we are unable to find suitable partners through distribution relationships, our growth strategy will suffer and our net sales, results of operations and the price of our Class A ordinary shares could be harmed.

(iv) Human capital

Our success is substantially dependent on the continued service of our senior management and broader leadership team.
Our success is substantially dependent on the continued service of our senior management, including the extended founder team, our board of directors and broader leadership team. The loss of the services of key individuals of our senior management, board of directors and broader leadership team could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, which could harm our customer and employee relationships, result in loss of key information, expertise or know-how or cause us to incur unanticipated recruitment, training and other costs, which could in turn harm our business, operating results, financial condition and the price of our Class A ordinary shares.
Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies is in force that, among other things, (i) imposes an annual binding shareholders’ “say on pay” vote with respect to the compensation of our executive committee and board of directors, (ii) generally prohibits severance, advances, transaction premiums and similar payments to members of our executive committee and board of directors, and (iii) requires companies to specify certain compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote.
We have not obtained key person life insurance policies on any members of our senior management and broader leadership teams. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management and broader leadership teams.

If we are unable to attract, assimilate and retain employees, we may not be able to grow or successfully operate our business.
Our success has largely been the result of significant contributions by our employees, including members of our current senior management, broader leadership and product design teams. However, to be successful in continuing to grow our business, we will need to continue to attract, assimilate, retain and motivate highly talented individuals with a diverse range of skills and experience. Certain geographies in which we operate, including the United States, have experienced historically strong labor markets, which complicates our efforts to attract and retain new employees, and may also cause us to fail to retain existing employees. Competition for employees in our industry is intense and we have from time-to-time experienced difficulty in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. Moreover, we have experienced challenges obtaining work permits for potential employees, including in Switzerland and the EU, which may continue to pose challenges. These problems could be further exacerbated as we embark on our strategy of significantly expanding our business in the United States and elsewhere over the next few years. In addition, if we fail to mitigate labor disputes, fail to properly hire and dismiss employees as needed or fail to comply with labor laws, which differ by location and jurisdiction and are rapidly changing, our risk of litigation may increase, which would cause us to incur additional costs. If we are unable to attract, assimilate and retain additional employees with the necessary skills, we may not be able to grow or successfully operate our business, and our business, results of operation, financial condition and the price of our Class A ordinary shares might be may be adversely impacted.

(v) International and political matters

Our international operations involve inherent risks which could result in harm to our business.
All of our premium footwear, apparel and accessories are manufactured outside of the United States, and a significant amount of our products are sold outside of the United States. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest, disruptions or delays in cross-border shipments and changes in economic conditions in countries in which our products are manufactured or where we sell products. This includes, for example, new and proposed changes affecting tax laws and trade policy in the United States and elsewhere, as further described below under “—Risks Related to Our Financial, Accounting and Tax Matters—We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in Switzerland, the United States or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate” and “—Risks Related to Legal and Regulatory Compliance—Changes to trade policies, tariffs and import/export regulations in the United States, EU and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” There could be legislative actions limiting outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the United States, which may require us to change the way we conduct business and adversely affect our business, results of operations, financial condition and the price of our Class A ordinary shares.
In addition, disease outbreaks, including the COVID-19 pandemic, terrorist acts and political or military conflict have increased the risks of doing business abroad. These factors, among others, could affect, among other things, our ability to manufacture products or procure materials, our ability to import products, our ability to sell products in international markets and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable or impractical, our business and financial results could be adversely affected. In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported into the United States and other countries. Any country in which our products are produced or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.
Furthermore, we are subject to the U.S. Foreign Corrupt Practices Act as well as the anti-corruption laws of other countries in which we operate. Although we have implemented policies and procedures designed to promote compliance with these laws, our employees, contractors and agents, including our partners, suppliers and companies to which we outsource certain of our business operations, may take actions in violation of our policies or such laws. Any such violation could result in sanctions or other penalties and have an adverse effect on our reputation, business, results of operations, financial condition and the price of our Class A ordinary shares.
We distribute our products to customers directly from the factory and through distribution centers located throughout the world. Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies and growth, depends on the proper operation of our distribution facilities, the development or expansion of additional distribution capabilities and the timely performance of services by third parties, including those involved in shipping product to and from our distribution facilities. In addition, our property damage, business interruption and other insurance policies may not adequately protect us from adverse effects caused by significant disruptions to our distribution facilities. Any negative impacts to our distribution facilities could result in an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.

Political uncertainty or geopolitical tensions could have a material adverse effect on our business, results of operation and financial condition.
As a prominent Swiss brand, geopolitical events that involve Switzerland may have an impact on our business and share price. In addition, our brand and Swiss heritage may be detrimental to the company in the context of geopolitical disputes aimed at Switzerland or actors or situations with significant actual or perceived connection to Switzerland. We sell a significant portion of our products to customers outside of Switzerland and changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, could adversely affect our business, results of operations, and financial condition.
The February 2022 invasion of Ukraine by the Russian military has significantly amplified existing geopolitical tensions among Russia, Ukraine, Europe, the West, China and other countries. We cannot predict how the war in Ukraine will evolve, but any escalation or expansion of the conflict into other countries, particularly in Europe, would exacerbate geopolitical tensions and could lead to political and/or economic response from the U.S., the EU and other countries, which may adversely impact economic conditions. In particular, Russia’s military incursion and the resulting sanctions could also adversely affect global energy and financial markets and thus could adversely impact our operations and the price of our Class A ordinary shares. The extent and duration of the military action, the response thereto, including resulting sanctions, and resulting future market disruptions, are impossible to predict, but could be significant. Additionally, any such disruptions, resulting sanctions or other actions (including cyberattacks) may magnify the impact of other risks factors discussed in this Annual Report.

(vi) Climate and other environmental matters

Climate change and environmental risks such as extreme weather conditions and natural disasters could negatively impact our operations, operating results and financial condition. Additionally, the operations of many of our suppliers and third-party manufacturers, warehouses or distribution centers are subject to additional environmental risks that are beyond our control and that could harm our business, financial condition and results of operations.
Shifts in weather patterns or extreme weather conditions, including as a result of climate change, in the areas in which our retail stores, employees, suppliers, manufacturers, customers, warehouses or distribution centers, headquarters and vendors are located could adversely affect our operating results and financial condition. Moreover, natural disasters such as earthquakes, hurricanes and tsunamis, whether occurring in Switzerland, the United States or elsewhere, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our vendors, manufacturers, warehouses or distribution centers and other suppliers or have in the past resulted in and could in the future result in economic instability (without adequate or any recourse on insurance coverage) that may negatively impact our operating results and financial condition. In particular, if a natural disaster were to occur in an area in which we or our suppliers, manufacturers, customers, warehouses or distribution centers and vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel and facilities and proper functioning of our or third parties’ computer, telecommunication and other systems and operations. In addition, a severe weather event could have an adverse impact on consumer spending, which could in turn result in a decrease in sales of our products. In addition, the physical changes prompted by climate change could result in changes in regulations or consumer preferences, which could in turn affect our business, operating results and financial condition. For example, there has been increased focus by governmental and non-governmental organizations, consumers, customers, employees and other stakeholders on products that are sustainably made and other sustainability matters, including responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging and materials transparency, any of which may require us to incur increased costs for additional transparency, due diligence and reporting. In addition, governmental authorities in various countries have proposed, and are likely to continue to propose, legislative and regulatory initiatives to reduce or mitigate the impacts of climate change on the environment. Various countries and regions are following different approaches to the regulation of climate change, which could increase the complexity of, and potential cost related to complying with, such regulations. Further, if we are unable to find alternative suppliers, replace capacity at key manufacturing or distribution locations or quickly repair damage to our IT systems or supply systems, we could be late in delivering, or be unable to deliver at all, products to our customers. These events could result in reputational damage, lost sales, cancellation charges or markdowns, all of which could have an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.
All of our products are manufactured by third-party manufacturers. While we are conscious and strategic with our choices of our business partners and require, as part of our supply contracts, compliance with our Supplier Code of Conduct and our standards, we do not control our manufacturing suppliers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines (e.g. emissions, wastewater, or harmful chemical management) or applicable laws. A failure by our suppliers to comply with such requirements could, in turn, lead to fines, penalties or litigation, reduced sales by us as a result of recalls or adverse consumer reactions, and damage to our brand and reputation or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.
Although we have announced sustainability-related goals and targets, there can be no assurance that our stakeholders will agree with our strategies, and any perception, whether or not valid,

that we have failed to achieve, or to act responsibly with respect to, such matters or to effectively respond to new or additional legal or regulatory requirements regarding climate change, could result in adverse publicity and adversely affect our business and reputation. Execution of these strategies and achievement of our goals is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to, our ability to execute our strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of raw materials and renewable energy; unforeseen production, design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis such as carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-related goals; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will be able to successfully execute our strategies and achieve our sustainability-related goals, which could damage our reputation and customer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition.
We have committed to CO2 reduction targets that are approved by the Science Based Targets initiative (SBTi). If we are unable to achieve the CO2 reduction targets that we have committed to achieve, we will face reputational harm, which in turn could have an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.

Increased scrutiny from investors and others regarding our environmental, social, governance, or sustainability responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.
Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, current and prospective employees, and customers have focused increasingly on the ESG or "sustainability" practices of companies, including those associated with climate change. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. Further, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us.

III. Risks Related to our Intellectual Property and Information Technology

(i) Protection of intellectual property and litigation

If we are unable to obtain, maintain, protect and enforce our intellectual property rights for the products we develop, or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our business may be adversely affected.
Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of our competitive advantage and a decrease in our net sales, which would adversely affect our business prospects, financial condition and results of operations. We place considerable emphasis on technological innovation, including our proprietary CloudTec and Speedboard technologies. We rely on a combination of intellectual property rights, such as patents, trademarks, design rights, trade secrets and domain names, in addition to confidentiality procedures and contractual provisions to establish, maintain, protect and enforce our rights in our brand, technologies, proprietary information and processes.
For example, we rely heavily upon our trademarks and related domain names and distinctive logos to market our premium brand and to build and maintain brand loyalty and recognition. Without adequate protection for our trademarks and trade names, we will not be able to build name recognition in our markets of interest and our business may be adversely affected. Effective trademark protection may not be available or may not be sought in every country in which our products are made available, and contractual disputes may affect the use of marks governed by private contract. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be dilutive of or infringing on other trademarks, or may lapse. Further, at times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. We have in the past entered, and may in the future enter, into trademark co-existence agreements to settle such claims. Such agreements may restrict the ways in which we are permitted to obtain, maintain, protect and enforce certain trademark rights. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Similarly, not every variation of a domain name may be available or be registered, even if available. The occurrence of any of these events could result in the erosion of our brand and limit our ability to market our brand using our various domain names, as well as impede our ability to effectively compete against competitors with similar products or technologies.
Additionally, we rely on patent laws for the protection of our products and product components such as our Sole, CloudTec, upper, Speedboard and lacing technologies. Any patents that may issue in the future from our pending or future patent applications may not provide us with competitive advantages, may be of limited territorial reach and may be held invalid or unenforceable if successfully challenged by third parties, which may lead to increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Certain of our most important patents, including those related to our CloudTec technology, are due to expire in the near future, and as our patents expire, the scope of our patent protection will be reduced for certain of our patented technology in those jurisdictions where such protection has existed, which may reduce or eliminate any competitive advantage afforded by our patent portfolio for products utilizing the protected technology or application in those jurisdictions. Additionally, certain of our patents are limited to certain jurisdictions and do not cover all of our key markets. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and we may become party to adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, interference or derivation proceedings challenging our patent rights. It is also possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of certain of our technologies.
Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.
We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by employees, contractors and other third parties. While we seek to enter into agreements with all of our employees who develop intellectual property during their employment to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and we may be subject to claims that our employees have misappropriated the trade secrets or other intellectual property or proprietary rights of their former employers or other third parties.
In addition, while we generally enter into confidentiality, intellectual property assignment and non-compete agreements with our employees and third parties, as applicable, to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached and our proprietary information could be disclosed, and we may not be able to obtain adequate remedies for such breaches. These agreements also may not provide meaningful protection for our trade secrets and know-how related to our products in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market. If we are required to assert our rights against such parties, it could result in significant cost and distraction. Depending on the parties involved in such a breach, the available remedies may not provide adequate compensation for the value of the proprietary information disclosed to a third party.
We cannot guarantee that our efforts to obtain and maintain intellectual property rights are adequate, that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or rely on. Furthermore, even if we are able to obtain any intellectual property rights, any such intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Any challenge to our intellectual property rights could result in them being narrowed in scope or declared invalid or unenforceable. In addition, other parties may also independently develop products and technologies that are substantially similar or superior to ours and we may not be able to stop such parties from using such independently developed products or technologies from competing with us. If we fail to obtain and maintain our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete.
Intellectual property rights in certain elements of our products and manufacturing technology are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, designs and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell products based on ours at lower prices than we can. If our competitors sell products similar to ours at lower prices, our financial results could suffer.
Our intellectual property rights and the enforcement or defense of such rights may be affected by developments or uncertainty in laws and regulations relating to intellectual property rights. Some of our brands, trademarks and logos might not be sufficiently distinctive for robust legal protection. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, design rights, trademarks, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us.
We also may be forced to bring claims against third parties to determine the ownership of what we regard as our intellectual property or to enforce our intellectual property against its infringement, misappropriation or other violations by third parties. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products that are substantially similar or superior to ours and that compete with our business. In intellectual property-related proceedings in court or before patent, trademark and copyright agencies, the defendant could claim that our asserted intellectual property is invalid or unenforceable and the court may agree that our asserted intellectual property is invalid or unenforceable, in which case we could lose valuable intellectual property rights. The outcome following such intellectual property-related proceedings is often unpredictable. In addition, even if we are successful in enforcing our intellectual property against third parties, the damages or other remedies awarded, if any, may not be commercially meaningful. Regardless of whether any such proceedings are resolved in our favor, such proceedings could cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, if the strength of our intellectual property portfolio is threatened, regardless of the outcome, it could dissuade others from collaborating with us to license intellectual property, or develop or commercialize current or future products. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Over time we may increase our investment in protecting our intellectual property through additional patent, trademark and other intellectual property filings, which could be expensive and time consuming. Effective patent, trademark, trade secret, design right, copyright and other intellectual property protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. Even so, these measures may not be sufficient to offer us meaningful protection. Furthermore, monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products, and may in the future seek to enforce our rights against potential infringement, misappropriation or other violation. However, the steps we have taken to protect our intellectual property rights may not be adequate to prevent infringement, misappropriation or other violations of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights, or pursue all counterfeiters who may seek to benefit from our brand. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our products. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions, business opportunities and the price of our Class A ordinary shares.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.
Our commercial success depends on our avoiding infringement, misappropriation or other violations of the intellectual property rights of third parties. As we face increasing competition, and to the extent we gain greater public recognition, the possibility of intellectual property rights claims against us grows. Any claim or litigation alleging that we have infringed, misappropriated or otherwise violated intellectual property rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Such claims may be made by third parties seeking to obtain a competitive advantage, including non-practicing entities or individuals with no relevant product sales, and, therefore, our own issued and pending patents, registered designs, registered trademarks and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. Additionally, some third parties have substantially greater human and financial resources than we do and are able to sustain the costs and workload of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to change our products or even cease the commercialization of our products entirely.
We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal, including being subject to a permanent injunction and being required to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable or unwilling to uphold its contractual obligations. Further, our liability insurance may not cover potential claims of this type adequately or at all. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis, such that third parties, including our competitors, could have access to use the same intellectual property to compete with us. We may also have to redesign our products so they do not infringe, misappropriate or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our products may not be available for commercialization or use. If we cannot redesign our products in a non-infringing manner or obtain a license for any allegedly infringing aspect of our business, we would be forced to limit our products and may be unable to compete effectively.
In addition, in any intellectual property proceeding against us or that we assert against a third party, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A ordinary shares. Such litigation or proceedings could substantially increase our expenses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, could have an adverse effect on our business, financial condition, results of operations and prospects.

We license intellectual property rights from third-party owners. If we fail to comply with our obligations in any current or future agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.
We are and may become party to license agreements with third parties to obtain the rights to certain brands or to allow commercialization of our products. Such agreements may impose numerous obligations, such as development, payment, royalty, sublicensing, insurance, enforcement and other obligations on us in order to maintain the licenses. In spite of our best efforts, our licensors might conclude that we have materially breached such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to use certain brands or develop and commercialize products covered by these license agreements. For example, we do not own “THE ROGER” brand and are dependent on a license from Tenro AG for certain trademarks and other rights related to Roger Federer’s name, image and likeness. If our license agreement with Tenro AG were to terminate for any reason, we may be required to cease the development, advertisement, promotion and sale of certain of our products. Any termination of our licenses could result in the loss of significant rights and could harm our ability to commercialize our products, which could have a material adverse effect on our sales, profitability or financial condition.
Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•the scope of rights granted under the license agreement and other interpretation-related issues;
•our compliance with reporting, financial or other obligations under the license agreement;
•the amounts of royalties or other payments due under the license agreement;
•whether and the extent to which we infringe, misappropriate or otherwise violate intellectual property rights of the licensor that are not subject to the license agreement;
•our right to sublicense applicable rights to third parties;
•our right to transfer or assign the license; and
•the ownership of intellectual property and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners.
If we do not prevail in such disputes, we may lose any or all of our rights under such license agreements, experience significant delays in the development and commercialization of our products and technologies, or incur liability for damages, any of which could have a material adverse effect on our business prospects, financial condition and results of operations. In addition, we may seek to obtain additional licenses from our licensors, and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the applicable licensor, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our products.
In addition, the agreements under which we may license intellectual property from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our sales, business, financial condition or results of operations.
Moreover, if disputes over intellectual property that we license from third parties prevent or impair our ability to maintain our license agreements on acceptable terms, we may be unable to successfully commercialize the affected products, which could have a material adverse effect on our sales, business, financial conditions or results of operations.

(ii) Information technology security, laws, and systems

A security breach or other disruption to our information technology (“IT”) systems could result in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of customer, supplier, or sensitive company information or could disrupt our operations, which could damage our relationships with customers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business, financial condition or results of operations.
Our business involves the storage and transmission of a significant amount of personal, confidential, and sensitive information, including the personal information of our customers and employees, credit card information, information relating to customer preferences, and our proprietary financial, operational and strategic information. The protection of this information is vitally important to us as the loss, theft, misuse, unauthorized disclosure, or unauthorized access of such information could lead to significant reputational or competitive harm, result in litigation involving us or our business partners, expose us to regulatory proceedings, and cause us to incur substantial liabilities, fines, penalties, or expenses. As a result, we believe our future success and growth depends, in part, on the ability of our key business processes and systems, including our IT and global communication systems, to prevent the theft, loss, misuse, unauthorized disclosure, or unauthorized access of this personal, confidential, and sensitive information, and to respond quickly and effectively if data security incidents do occur.

The frequency, intensity, and sophistication of cyber-attacks, ransom-ware attacks, and other data security incidents has significantly increased in recent years and, as with many other businesses, we have experienced, and are continually at risk of being subject to, such attacks and incidents. Due to the increased risk of these types of attacks and incidents, we expend significant resources on IT and data security tools, measures, and processes designed to protect our IT systems, as well as the personal, confidential, or sensitive information stored on or transmitted through those systems, and to ensure an effective response to any cyber-attack or data security incident. Despite the implementation of preventative and detective security controls, our IT systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, epidemics, malicious human acts, terrorism and war. Our ability to effectively manage and maintain our inventory and to ship products to customers on a timely basis depends significantly on the reliability of our IT systems. We also use these systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. IT systems provided by third parties, such as Microsoft and Salesforce, may also be difficult to integrate with other tools due to their complexity, resulting in high data inconsistency and incompatibility.
Our IT systems are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), or other data security incidents. These risks may be exacerbated in the remote work environment. In addition, because the techniques used to obtain unauthorized access to IT systems are constantly evolving and becoming more sophisticated, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies, we may be unable to anticipate all types of security threats or implement adequate preventive measures in response.
Cyber-attacks or data security incidents could remain undetected for an extended period, which could potentially result in significant harm to our systems, as well as unauthorized access to the information stored on and transmitted by our systems. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our systems, our efforts to address these problems may not be successful. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our systems or result in the unauthorized disclosure of or access to information. Any measures we do take to prevent security breaches, whether caused by employees or third parties, have the potential to limit our ability to complete sales or ship products to our customers, harm relationships with our suppliers, or restrict our ability to meet our customers’ expectations with respect to their online or retail shopping experience.
A cyber-attack or other data security incident could result in the significant and protracted disruption of our business such that:
•critical business systems become inoperable or require a significant amount of time or cost to restore;
•key personnel are unable to perform their duties or communicate with employees, customers or third-party partners;
•it results in the loss, theft, misuse, unauthorized disclosure or unauthorized access of customer, supplier or company information;
•we are prevented from accessing information necessary to conduct our business;
•we are required to make unanticipated investments in equipment, technology or security measures;

•customers cannot access our e-commerce websites and customer orders may not be received or fulfilled;
•we become subject to return fraud schemes, reselling schemes and imposter sites schemes; or
•we become subject to other unanticipated liabilities, costs or claims.
If any of these events were to occur, it could have a material adverse effect on our financial condition and results of operations and result in harm to our reputation and the price of our Class A ordinary shares. Furthermore, we do not currently maintain a disaster recovery or business continuity plan to address such disruptions and we may not be able to adequately continue our business or return to operability within a reasonable period of time in the case of such an occurrence. Recovery of our IT systems may be additionally hampered where we have outsourced the operation of IT and data storage to third parties.
In addition, if a cyber-attack or other data incident results in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of personal, confidential, or sensitive information belonging to our customers, suppliers, or employees, it could put us at a competitive disadvantage, result in the deterioration of our customers’ confidence in our brand, cause our suppliers to reconsider their relationship with our company or impose more onerous contractual provisions and subject us to potential litigation, liability, fines and penalties. For example, we could be subject to regulatory or other actions pursuant to domestic and international privacy laws, including regulations such as the California Consumer Privacy Act (“CCPA”), the General Data Protection Regulation (“GDPR”) in the EU and Swiss data protection laws. This could result in costly investigations and litigation, civil or criminal penalties, operational changes, and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition. For more information regarding risks related to our data privacy and security practices, see “—Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”
We do not currently maintain separate cybersecurity insurance, and any insurance we may maintain now or in the future against risks associated with cyber-attacks and data incidents may be insufficient to cover all losses and would not, in any event, remedy damage to our reputation. In addition, we may face difficulties in recovering any losses from a provider and any losses we recover may be lower than we initially expect.
We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties are subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees, customers and business associates may be improperly accessed, used or disclosed. In addition, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to our IT systems or the services provided by third parties could adversely affect our business, financial condition and results of operations. Additionally, due to the Russia-Ukraine conflict which started in February 2022, there have been publicized threats to increase hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. Any such increase in such attacks on our third-party service providers or other systems could adversely affect our network systems or other operations. We have measures in place that are designed to detect and respond to such cyber-attacks and data security incidents, but there can be no assurance that our efforts will prevent or detect such cyber-attacks and data security incidents.

Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.
We are, and may increasingly become, subject to various laws, directives, industry standards and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows.
In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, went into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt out of certain data-sharing arrangements of personal information, and the ability to access and delete personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Furthermore, in November 2020, California voters passed the California Privacy Rights Act of 2020 (“CPRA”), which went into effect on January 1, 2023. The CPRA imposes additional obligations on companies covered by the legislation and expands the CCPA's requirements, including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia, Colorado, Connecticut and Utah have also passed comprehensive privacy laws, and similar laws are being considered in several other states. In addition, laws in all 50 states in the United States require businesses to provide notice to consumers (and, in some cases, to regulators) whose personal information has been accessed or acquired as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.
We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning data transparency and consent, the overall rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area (“EEA”) or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual net sales or €20 million, whichever is greater. Recent legal developments in the EU have created further complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. Most recently, in July 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to the United States. While the CJEU upheld the adequacy of standard contractual clauses, a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Further, the United Kingdom’s decision to leave the EU has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the GDPR in the United Kingdom’s national law. These recent developments will require us to review and amend the legal mechanisms by which we make or receive personal data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses and other mechanisms cannot be used, or start taking enforcement action, we could suffer additional costs, complaints or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we do business, the geographical location or segregation of our relevant operations, and could adversely affect our financial results.
The Swiss Federal Act on Data Protection, or DPA, also applies to the collection and processing of personal data by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The DPA has been revised and adopted by the Swiss Parliament, and the revised version and its revised ordinance is expected to enter into force on September 1, 2023. This revised law may lead to an increase in our costs of compliance, risk of noncompliance and penalties for noncompliance.
All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training associates and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our results of operations, financial condition and cash flows. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties or judgments, any of which could result in costly investigations and litigation, civil or criminal penalties, operational changes, and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition.

We rely on a large number of complex IT systems. The integration of these IT systems may not be successful. Any failure to operate, maintain and upgrade our IT systems may materially and adversely affect our operations.
It is critical to our success that retailers, consumers and potential new customers within the countries we operate in are able to access our online services at all times. We operate on a combination of shared and individual, central or local IT systems and solutions. Any failure of either central or local IT systems and functions may disrupt the efficiency and functioning of all our operations. Updates or changes in the software or hardware technology may lead to failures of communication between our platforms and customers in the course of the order transmission or other processes. We therefore rely on a large number of IT systems, such as local network and internet coverage, to manage the entire process, from the placing of and payment for orders online by customers to the receipt of and confirmation of those orders by our backend systems, which creates significant complexity and negatively affects our ability to scale our business and realize cost savings.
We have made substantial investments into the development of our IT systems, which form the back bone of our business operations. Due to the complexity of these IT systems, we cannot rule out that they may cause or contribute to failures in the order transmission process or may prove less efficient than anticipated. In addition, a failure of any individual network carrier, IT system or IT provider would impact our ability to receive and transmit orders or to accept payment for orders. The efficient operation and scalability of our own IT systems and third-party IT systems is therefore critical to maintain operations.
We have previously experienced service disruptions, and in the future, we may experience further service disruptions, outages, or other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, and fraud, denial-of-service attacks or cyber-attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as customer traffic increases. If our online marketplace is unavailable when users attempt to access it or does not load as quickly as customers expect, they may seek other services, and may not return to our online marketplace as often in the future, or at all. This would harm our ability to attract customers and decrease the frequency with which customers use our online marketplace. We expect to continue to make significant investments to maintain and improve the availability of our online marketplace and to enable rapid releases of new products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and the price of our Class A ordinary shares would be harmed.
The materialization of any of the risks described above could have a material adverse effect on our assets, financial condition, cash flows and results of operations.

IV. Risks Related to Our Financial, Accounting and Tax Matters

(i) Additional investments in our business

We plan to primarily use cash from operations to finance our growth strategy, but may need to raise additional capital that may be required to grow our business, which we may not be able to raise on terms acceptable to us or at all.
While we intend to primarily finance our growth through the cash flows generated by our operations, we may need to seek additional capital, potentially through debt or equity financings, to fund our growth. We cannot assure you that we will be able to raise the needed cash on terms acceptable to us or at all. In particular, there may be volatility in the financial markets or a lack of investor demand, which would negatively impact our ability to raise additional capital. In addition, macroeconomic conditions, such as increased volatility or disruption in the credit markets, could adversely affect our ability to incur indebtedness. Further, to combat rising inflation, central banks may deploy various strategies, including increasing interest rates, which may impact our borrowing costs and in turn, our financial condition should we incur more debt. Financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our Class A ordinary shares. The holders of any new securities may also have rights, preferences or privileges which are senior to those of existing holders of ordinary shares. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our Class A ordinary shares. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our profitability, business, results of operation, financial condition and the price of our Class A ordinary shares.

We have and expect to continue to incur expenses and devote resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.
We have incurred and expect to continue to incur significant legal, accounting, insurance and other expenses as our company has grown in recent years. The rules implemented by the SEC, the NYSE, and the securities regulators in Switzerland have required changes in corporate governance practices of public companies. Compliance with these laws, rules and regulations has and will continue to substantially increase our expenses, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly, and these new obligations will require attention from our senior management and could divert their attention away from the day-to-day management of our business. As a public company, these laws, rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect to continue to incur a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.
Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our Class A ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation, which could adversely impact our business, results of operation, financial condition and the price of our Class A ordinary shares.

Our financial results may be adversely affected if substantial investments in businesses and operations fail to produce expected returns.
From time to time, we may invest in technology, business infrastructure, new businesses, product offering and manufacturing innovation and expansion of existing businesses, such as our DTC operations, which require substantial cash investments and management attention. We believe cost-effective investments are essential to business growth and profitability; however, significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. Additionally, our future potential will require further investments into our supply chain and operations capabilities, including but not limited to new warehouses or other facilities. For instance, during the third quarter of 2022, we entered into a third party logistics and warehouse services agreement for a new, highly-automated fulfillment center in Atlanta (USA) to facilitate our future omnichannel growth in North America and lower our handling cost over time through automation. The failure of any significant investment to provide expected returns or profitability could adversely impact our financial results and results of operation, and divert our management’s attention from more profitable business operations.

(ii) Financial reporting and internal controls

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.
The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances at the time of the estimate, as provided in “Item 5. Operating and Financial Review and Prospects - E. Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of net sales and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to right-of-use assets, intangible assets, share-based compensation, employee benefits, provisions and taxes. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A ordinary shares.

We identified a material weakness in our internal control over financial reporting. If On is unable to remediate this material weakness or otherwise fails to maintain an effective system of internal controls, On may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect its business and the price of our Class A ordinary shares.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Effective internal controls over financial reporting are necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause the Company to fail to meet its reporting obligations.
As described in more detail in "Item 15. Controls and Procedures", in this annual report on Form 20-F, management has concluded that we have a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.
While we have designed and implemented controls to remediate the material weakness, as described in more detail in "Item 15. Controls and Procedures", our efforts may not be successful.
The material weakness did not result in a material misstatement in our financial statements; however, if we are unable to remediate this material weakness or if other material weaknesses are detected in the future, any such material weakness could result in misstatements of our account balances or disclosures that would result in material misstatements of our financial statements that would not be prevented or detected. If we do not effectively remediate this material weakness or if we otherwise fail to maintain effective internal controls over financial reporting, we may not be able to accurately or timely report our financial information and such failure could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of our Class A ordinary shares. Remediation measures may be time consuming, costly, and may place significant demands on our financial and operational resources. We cannot assure you that we will be able to successfully remediate the material weakness described in "Item 15. Controls and Procedures", or any future material weaknesses that are identified. Even if we successfully remediate such material weakness, we cannot assure you that we will not suffer from this or other material weaknesses in the future.

(iii) Foreign currency exchange rates

Fluctuations in foreign currency exchange rates could harm our net sales, results of operations and the price of our Class A ordinary shares.
The reporting currency for our consolidated financial statements is the Swiss franc. Because we recognize net sales in the United States in U.S. dollars, if the U.S. dollar weakens against the Swiss franc, it would have a negative impact on our net sales and operating results upon translation of those results into Swiss francs for the purposes of financial statement consolidation. We may face similar risks in other foreign jurisdictions where sales are recognized in foreign currencies such as the Euro, GBP and others. In addition, the majority of our cost of purchases of finished goods are sourced in U.S. dollars, and if the U.S. strengthens against the Swiss franc, it would have a negative impact on our operating results upon translation of those results into Swiss francs for purposes of financial statement consolidation. Although we may engage in short-term hedging transactions for a large portion of our foreign currency-denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations (including the value of the Swiss franc relative to the U.S. dollar) have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates.
Our earnings per share are reported in Swiss francs, and accordingly may be translated into U.S. dollars by analysts or our investors. As a result, the value of an investment in our Class A ordinary shares to a U.S. shareholder will fluctuate as the U.S. dollar rises and falls against the Swiss franc. Our decision to declare a dividend depends on results of operations reported in Swiss francs. As a result, U.S. and other shareholders seeking U.S. dollar total returns, including increases in the price of our Class A ordinary shares and dividends paid, are subject to foreign exchange risk as the U.S. dollar rises and falls against the Swiss franc.

(iv) Tax matters

We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in Switzerland, the United States or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate.
We are subject to the tax laws in Switzerland, the United States and numerous other jurisdictions. Current economic and political conditions make tax laws, tax regulations and tax treaties, including their interpretation and application, in any jurisdiction subject to significant change. We earn a substantial portion of our income in countries around the world and are subject to the tax laws of those jurisdictions. A number of the jurisdictions in which we operate have recently reformed or changed their tax laws, regulations and tax treaties, such as the anti-tax avoidance directive adopted by the member states of the EU, and many jurisdictions are considering other proposals to reform or change their tax laws, regulations and tax treaties, including minimum tax and tax-avoidance proposals being considered in connection with the OECD’s project on base erosion and profit shifting, and proposals in the United States. The adoption or implementation of these proposals could significantly impact how we are taxed on our earnings from operations in these jurisdictions. Although we cannot predict whether or in what form these proposals will be adopted, several of the proposals considered, if enacted into law, could have an adverse impact on our income tax expense and cash flows. Portions of our operations are subject to a reduced tax rate or are free of tax under various tax holidays and rulings. We also utilize tax rulings and other agreements to obtain certainty in treatment of certain tax matters. These holidays and rulings expire in whole or in part from time to time and may be extended when certain conditions are met or terminated if certain conditions are not met. The impact of any changes in conditions would be the loss of certainty in treatment thus potentially impacting our effective income tax rate.
We are subject to standard cantonal taxation and the statutory tax rate in Zurich, Canton of Zurich, may change from time to time. The standard combined (federal, cantonal, municipal) statutory corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2022 in Zurich, Canton of Zurich, was approximately 19.7%.
In October 2021, OECD published key parameters and rules on a minimum tax rate of 15% (Pillar Two) for multinational enterprises with revenue of more than EUR 750 million, such as our business. Many jurisdictions in which we are subject to income taxes, are expected to adopt the OECD global minimum tax rules which will impose detailed reporting obligations and increase compliance and systems-related costs on our businesses. Although the OECD Pillar Two framework provides mitigating transition rules and substance-based relief measures, global minimum tax levels may affect our effective tax rate. In 2022, the Swiss Federal Council decided to implement the OECD rules on a global minimum tax rate by means of a constitutional amendment. If the amendment is approved in a mandatory referendum, the minimum tax will come into force on January 1, 2024 by means of a temporary ordinance, with a law to be subsequently enacted through the normal legislative process. Should Switzerland, or other jurisdictions in which we have a taxable presence, decide not to adopt the OECD global minimum tax framework, backstop rules of the framework may enable other countries in which we operate to impose tax in respect of under-taxed income which could result in additional tax liabilities or increased volatility in our effective tax rate.

Adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.
We are subject to the examination of our tax returns by tax authorities in Switzerland, the United States and numerous other jurisdictions. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of its provision for income taxes. Although we believe our tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions and accruals. The results of audits or related disputes could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. For example, we and our subsidiaries are engaged in a number of intercompany transactions across multiple tax jurisdictions. Although we believe that our transfer pricing policies and positions are correct under current law and we have clearly reflected the economics of these transactions and the proper local transfer pricing documentation is in place, tax authorities may propose and sustain adjustments that could result in changes that may result in material additional tax liabilities and impact our mix of earnings in countries with differing statutory tax rates. These factors could have a negative impact on our business, results of operation, financial condition and the price of our Class A ordinary shares.

If we are a “passive foreign investment company,” or a PFIC, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on the market price of our Class A ordinary shares during 2022 and the composition of our income and assets, including goodwill, we believe we were not a PFIC for our 2022 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2022 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year.
Certain adverse U.S. federal income tax consequences could apply to U.S. investors if we are treated as a PFIC for any taxable year during which such investors hold our Class A ordinary shares. For further discussion, see "Taxation - U.S. Tax Considerations."

V. Risks Related to Legal and Regulatory Compliance

(i) Trade policies, tariffs and import/export regulations

Changes to trade policies, tariffs and import/export regulations in the United States, EU and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.
Changes in U.S., EU or international social, political, regulatory and economic conditions could impact our business, financial condition, results of operations and the price of our Class A ordinary shares. In particular, political and economic instability, geopolitical conflicts, political unrest, civil strife, terrorist activity, acts of war, public corruption, expropriation and other economic or political uncertainties in the United States or internationally could interrupt and negatively affect the sale of our products or other business operations. Any negative sentiment toward the United States, Switzerland or toward any country where we operate, sell or have our products manufactured as a result of any such changes could also adversely affect our business.
In addition, changes in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business. In the past the United States has instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries where we conduct our business.
In particular, certain trade restrictions related to the Xinjiang region of China could impact our business. The U.S. Government has taken several steps to address forced labor concerns in the Xinjiang Uyghur Autonomous Region of China, including sanctions on specific entities and individuals; withhold release orders ("WROs") issued by U.S. Customs and Border Protection ("CBP") that prohibit the entry of imports of certain items from Xinjiang; and the Uyghur Forced Labor Prevention Act, which went into effect in June 2022, and imposes a rebuttable presumption against U.S. imports of any items from Xinjiang and specifically targets the cotton and apparel industry as high-priority sectors for enforcement. We do not intentionally source any products or materials from the Xinjiang region (either directly or indirectly through our supply chain) and we prohibit our suppliers and manufacturers from doing business with or sourcing from any company or entity located in China's Xinjiang region. However, the presumptive ban on virtually all imports from that region could affect the global sourcing and availability of raw materials used in the manufacturing of certain of our products and/or lead to our products being held for inspection by CBP and delayed or rejected for entry into the United States, which could unexpectedly affect our inventory levels, result in other supply chain disruptions, or cause us to be subject to penalties, fines or sanctions. Even if we were not subject to penalties, fines or sanctions, if products we source are linked in any way to the Xinjiang region, our reputation could be harmed. In addition, our products could be held for inspection by CBP, which would cause delays and unexpectedly affect our inventory levels. CBP has also in the past and may in the future challenge or disagree with our classification of our imports, or our valuation or country of origin determinations. While we have not experienced tariff liabilities in such instances, such challenges could in the future result in material tariff liabilities, including tariffs on past imports, as well as penalties and interest.
Changes or proposed changes in the trade policies of the United States, the European Economic Area or any of its member states or other jurisdictions may result in restrictions and economic disincentives on international trade. Tariffs and other changes in U.S. and other trade policies have in the past and could in the future trigger retaliatory actions by affected countries, and certain foreign governments have instituted or are considering imposing retaliatory measures on certain U.S. goods. Further, any emerging protectionist or nationalist trends either in the United States, the European Economic Area or any of its member states or in other countries could negatively affect the trade environment. We, similar to many other multinational corporations, do a significant amount of business that would be impacted by changes to the trade policies of the United States and other countries (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof or the economy of another country in which we conduct operations, our industry and the global demand for our products, and as a result, could have a negative impact on our business, financial condition, results of operations and the price of our Class A ordinary shares.

(ii) Data protection laws
Our marketing programs, e-commerce initiatives and use of customer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.
We collect, process, maintain and use data, including sensitive information on individuals, available to us through online activities and other customer interactions in our business. Our current and future business operations (particularly our marketing and e-commerce activities) depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving international, U.S., Swiss, EU, Chinese and other laws and enforcement trends. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied belatedly or in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules, may conflict with our practices or fail to be observed by our employees or business partners. If so, we may suffer damage to our reputation and be subject to proceedings, fines or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation and financial situation, diminish our customer’s or employees' trust in our organization, force us to spend significant amounts to defend our practices and close identified gaps, distract our management or otherwise have an adverse effect on our business.
Certain of our marketing practices rely upon e-mail communication with consumers. If there are changes in the data privacy laws that prohibit this type of marketing, we may lose a very important communication channel and our ability to effectively reach and engage our customers. We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with our posted privacy policy or other privacy-related laws and regulations could result in proceedings that could potentially harm our business. In addition, as data privacy and marketing laws change, we may run late on implementation, or incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal or state levels, our compliance costs may increase, our ability to effectively engage customers through personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for security breaches may increase. For more information regarding risks related to data privacy and security, see “—Risks Related to our Intellectual Property and Information Technology—Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”

(iii) Legal or regulatory requirements, proceedings and audits
We may become involved in legal or regulatory proceedings and audits.
Our business requires compliance with many laws and regulations, including, but not limited to, labor and employment, product safety, labelling, sales and other taxes, customs, and consumer protection laws and ordinances that regulate our industry generally or govern the production, importation, promotion and sale of merchandise, and the operation of warehouse facilities. For example, various jurisdictions worldwide have laws and regulations that aim to protect consumers, including by prohibiting advertising or marketing practices that may be deemed misleading or deceptive. Failure to comply with any laws or regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We may become involved in a number of legal proceedings and audits, including, but not limited to, government and agency investigations, and consumer, employment, tort and other litigation. In addition, we could become subject to potential antitrust claims, which may relate to anti-competitive behavior, pricing pressures on our distribution and/or retail partners or other allegations. The outcome of some of these legal proceedings, audits and other contingencies could require us to take actions, or refrain from taking actions, that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition, reputation, results of operations and the price of our Class A ordinary shares.

VI. Risks Associated with Securities Markets and Ownership of Our Class A Ordinary Shares

(i) Dual class structure of our shares

The dual class structure of our shares and the existing ownership of Class B voting rights shares by our extended founder team have the effect of concentrating voting control with our extended founder team for the foreseeable future, which will limit or preclude your ability to influence corporate matters.
While each of our shares carries one vote in our general meeting of shareholders, irrespective of the par value of the shares, our Class A ordinary shares have a par value of CHF 0.10 and Class B voting rights shares have a par value of CHF 0.01. As a result, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share. Given the increased voting power of our Class B voting rights shares, members of our extended founder team, who are our only Class B shareholders and who also hold certain of our Class A ordinary shares, hold approximately 59.7% of total combined voting power of our outstanding shares as at December 31, 2022. In addition, entitlements to dividends and other distributions are also calculated based on par value. As a result of our dual class ownership structure, our extended founder team will be able to exert control over our management and affairs and over matters requiring shareholder approval, including the election of directors and mergers, and indirectly over acquisitions, asset sales and other significant corporate transactions. Further, our extended founder team own shares representing approximately 18.7% of the economic interest as at December 31, 2022 and together with our other executive officers, directors and their affiliates, own shares representing approximately 29.5% of the economic interest and 65.0% of total combined voting power of our outstanding shares at December 31, 2022. Because of the 10-to-1 voting ratio between the Class B voting rights shares and Class A ordinary shares on a capital-invested basis, the holders of Class B voting rights shares collectively will continue to control a majority of the total combined voting power of our outstanding shares and therefore be able to control a substantial number of matters submitted to our shareholders for approval, so long as the outstanding Class B voting rights shares represent at least 50% of the total voting power of our shares. In addition, the members of our extended founder team entered into a shareholders’ agreement giving them a right of first refusal to purchase shares of Class B voting rights shares that are intended to be sold or transferred by other members of our extended founder team, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, our extended founder team will be able to control elections of directors, dividend payments and other distributions, and certain amendments of our articles of association, for the foreseeable future. Additionally, the holders of our Class B voting right shares may cause us, through the election of the directors, to make strategic decisions or pursue acquisitions that could involve risks to you, are contrary to your expectations or may not be aligned with your interests. This control may materially adversely affect the market price of our Class A ordinary shares.

Our dual class structure may depress the trading price of our Class A ordinary shares.
Our dual class structure may result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual or multiple class share structures in certain of their indexes. S&P Dow Jones, MSCI and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of dual or multiple class structures. As a result, the dual class structure of our shares may prevent the inclusion of our Class A ordinary shares in these indices and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares and depress the valuations of publicly traded companies excluded from the indices compared to those of similar companies that are included. Our dual-class structure may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

(ii) Foreign private issuer status

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We qualify as a foreign private issuer under the Exchange Act and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer a majority of our outstanding voting securities must be either directly or indirectly owned of record by nonresidents of the United States or alternatively all of the following criteria must be met (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, and would require us to present our financial statements in accordance with U.S. GAAP, which would be time consuming and costly. We may also be required to make changes in our corporate governance practices in accordance with various Securities and Exchange Commission ("SEC") and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we are required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to, and we do, rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we do, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be composed entirely of independent directors and director nominations are not required to be made, or recommended to our full board of directors, by a nominations committee that consists entirely of independent directors. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the NYSE corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a foreign private issuer. As such, investors will not have access to the same information as for similar companies that are not foreign private issuers.
In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our extended founder team controls a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain requirements of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors and (iii) the requirement that our director nominations be made, or recommended to our full board of directors, by a nominations committee that consists entirely of independent directors.
Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

(iii) Pricing volatility, dividends, and dilution

Future sales, or the perception of future sales of our Class A ordinary shares in the public market could cause the market price of our Class A ordinary shares to decline.
Sales of a substantial number of our Class A ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Certain of our equity holders existing prior to our IPO have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A ordinary shares. All of the Class A ordinary shares are freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act, or Rule 144.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A ordinary shares.
We have never declared or paid any cash dividends on our share capital, and we do not intend to pay any cash dividends in the foreseeable future.
Any future proposals at our shareholders’ meeting to pay dividends in the future will be decided at the discretion of our board of directors, after taking into account various factors, including our business prospects, cash requirements, financial performance and new product development, and subject to approval at a general meeting of shareholders. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law. See “Item 10. Additional Information - Memorandum and Articles of Association - Dividend Rights.” Accordingly, you may need to rely on sales of our Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

If securities analysts do not continue to publish research or reports about our business or if they publish negative evaluations of our Class A ordinary shares, the price of our Class A ordinary shares could decline.
The trading market for our Class A ordinary shares relies in part on the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts covering our business downgrade their evaluations of our Class A ordinary shares or publish inaccurate or unfavorable research about our business, the price of our Class A ordinary shares could decline. In addition, if our operating results fail to meet analyst forecasts, the price of our Class A ordinary shares would likely decline. If one or more of these analysts cease to cover our Class A ordinary shares, we could lose visibility in the market for our stock, which in turn could cause the price of our Class A ordinary shares to decline.

(iv) Swiss corporate law

We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, and may also have regard to the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge in court resolutions made or other actions taken by our board of directors.
Under Swiss law, our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in the competent courts in Zurich, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in the competent courts in Zurich, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this Annual Report, see “Item 10. Additional Information - Memorandum and Articles of Association.” There can be no assurance that Swiss law will not change in the future, the occurrence of which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.
On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss corporate law. Most importantly, the legislative reform addresses, among other topics (i) the modernization and increased flexibility for a corporation's capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, (iv) measures related to financial distress and restructuring, and (v) certain socio-political topics, including gender representation and disclosure requirements for companies active in the raw materials sector. Other than with respect to the new rules on gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, entered into force on January 1, 2021, the effective date of the new legislation was January 1, 2023 (with certain transitional periods). There can be no assurance that Swiss law will not again change in the future, which could adversely affect the rights of our shareholders. See “Item 10. Additional Information - Memorandum and Articles of Association” for further information on these changes.

Our shares are not listed in Switzerland, our home jurisdiction. As a result, our shareholders will not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction.
Because our Class A ordinary shares are listed exclusively on the NYSE and not in Switzerland, our shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland, and because our Class A ordinary shares are listed exclusively on the NYSE, they will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change-of-control transaction may be limited. Therefore, our shareholders may not be protected to the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

Our status as a Swiss corporation means that our shareholders have certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in certain other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. As of January 1, 2023, the concept of the “authorized capital” was replaced by a new concept called the “capital band” ("Kapitalband"). The new law allows for an increase and/or decrease of up to 50% of the share capital. For more information, please see “Item 10.B. Memorandum and Articles of Association—Ordinary Capital Increase, Authorized and Conditional Share Capital.”

Shareholders outside of the United States may not be able to exercise preemptive rights in future issuances of equity or other securities that are convertible into equity.
Under Swiss corporate law, shareholders may receive certain preemptive rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the United States may not be able to exercise such rights unless the Company takes action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that the Company will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the United States where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership in the Company would be diluted.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or our board of directors.
We are a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Zurich, Switzerland, and the majority of our assets are located within Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to enforce judgments obtained against the Company or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.
The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
On AG was founded in Switzerland in 2010, and in 2012 On Holding AG, a limited company, was incorporated in accordance with Swiss law and became the ultimate holding company for the consolidated group. The Company's principle offices are located at Förrlibuckstrasse 190, 8005 Zurich, Switzerland (telephone +41 44 225 1555). Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th floor, New York, NY 10168. Our website address is www.on.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. Investors should not rely on any such information in deciding whether to purchase our Class A ordinary shares.
In 2021, On Holding AG became a publicly traded company on the New York Stock Exchange ("NYSE"). Our reports filed with or furnished to the SEC are available, free of charge, on our investor relations website at https://investors.on-running.com/financials-and-filings/ as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding us and other companies that file materials with the SEC electronically. We use our investor relations website as a means of disclosing material information. Accordingly, investors should monitor our investor relations website, in addition to following our press releases, SEC filings, and public conference calls and webcasts.
As described elsewhere in this Annual Report, our principal capital expenditures since January 1, 2020 relate to the opening of offices, warehouses and retail stores in both Switzerland and globally as well as investments into our IT infrastructure, which has been funded from cash on hand as well as the proceeds from our IPO in 2021. During the third quarter of 2022, we also entered into a twelve-year (two-year ramp-up and 10-year duration) third party logistics and warehouse services agreement for a new, highly-automated fulfillment center in Atlanta (USA), that will partially commence in 2023, to facilitate our future omnichannel growth in North America and lower our handling costs over time through automation.

B. Business Overview
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Thirteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fuelled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and ground-breaking strides in sportswear’s circular economy have attracted a fast-

growing global fan-base — inspiring humans to explore, discover and dream on. On is present in more than 60 countries globally and engages with a digital community on www.on.com.
We believe we are one of the fastest-growing scaled athletic sports companies in the world. For fiscal years 2022, 2021, and 2020 we generated net sales of CHF 1,222.1 million, CHF 724.6 million, and CHF 425.3 million, respectively, representing 68.7% and 70.4% year-over-year growth. As a Swiss company with a small home market, we opted to expand globally from the very beginning, and today we have a fast-growing presence across a number of international markets including, among others, Germany (first entered in 2011), the United States (2013), Japan (2013), China (2018) and Brazil (2018).     We believe this global presence within the large global footwear and apparel market positions us well for future growth.

The following table presents net sales by region (based on the location of the customers):

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	2020

Europe	354.3	260.4	187.5
North America	738.5	409.5	208.1
Asia-Pacific	80.2	42.7	23.0
Rest of World	49.1	12.0	6.7
Net Sales	1,222.1	724.6	425.3

The following table presents net sales by sales channels:

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	2020

Wholesale	777.0	448.8	264.8
Direct-to-Consumer	445.1	275.8	160.5
Net sales	1,222.1	724.6	425.3

The following table presents net sales by product groups:

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	2020

Shoes	1,167.5	683.3	406.4
Apparel	47.3	36.3	15.8
Accessories	7.4	5.0	3.2
Net sales	1,222.1	724.6	425.3

Our Growth Strategies
We intend to deliver continued growth in net sales and profitability by executing on the following growth strategies:

Grow Brand Awareness and our Community
We believe that powerful consumer trends will continue to expand the global sportswear industry and that our differentiated product offering and appeal to our loyal community will drive increasing market share. We believe our brand is globally recognized today, and we have significant opportunities to further grow our brand awareness and expand the size and breadth of our community. While we have meaningfully grown internationally over the past decade, our unaided brand awareness outside of Switzerland remains below established sportswear peers, providing us with a clear runway ahead.

Authenticity gained through word of mouth, recommendations from athletes, influencers, tastemakers and a global community of runners and explorers has proven extremely valuable in organically and credibly growing the On brand. To further drive our brand’s awareness now and in the future, our marketing team will focus on the following strategies:
•Digital and social media: With a fast growing social presence fueled by storytelling, athletes and both physical and digital live events, we have the ability to drive brand affinity through a large audience. Our high share of voice shows that our engaged global community members are active within our channels and also promote On to their own audiences, sharing tips and offering advice to enhance the community experience.
•Athlete advocacy: There is no better validation for our products than professional athletes trusting our shoes in the most demanding settings. Olympians and World Champions in track and field embrace our products and proudly display them on the world stage. At the same time, our athletes create opportunities for core sporting storytelling that create public relations opportunities for cultural impact.
•Grassroots: The ‘Try On’ experience has proven a useful tool for us to show the benefit of our products and truth in our performance claims. With the community runs hosted at our retail stores and globally owned event series such as our upcoming 'On Track Nights', we are inviting thousands of broadly active runners to test and discover our brand. By further developing and adding new formats, we plan to reach and grow our community even further.
Our internal agency team collaborates across the business to ensure we are integrated directly into decision making for premium product storytelling, new innovative services, authentic community growth and shareable moments. At its heart, our marketing philosophy is simply to work with those who love our product, which we believe supports our high marketing efficiency and authenticity.

Leverage Innovation Leadership to Broaden Product Portfolio
We founded On with a view of making movement more effortless and comfortable. Since our founding in 2010, we have expanded our focus beyond runners and their shoes. Our innovation teams include Swiss engineered technology in our products that can be worn while running, exploring or simply during all-day activities. We believe we can leverage our expertise in running to improve the functionality of products in adjacent lifestyles, including fitness, everyday use, outdoors and most recently tennis, and to further broaden our product portfolio from footwear to apparel and accessories. While we expect to always be deeply rooted in running, consumers around the world have shown an interest in our other products, significantly increasing On’s total addressable market.

Expand our Geographic Footprint Through Controlled, Multi-channel Growth
We have experienced historical growth in almost all of our international markets and we believe we have opportunities for continued market share gains. While we have generated net losses in the past, we have consistently achieved significant net sales growth historically as we have entered new markets.
We believe that pioneering a true multi-channel strategy will ultimately lead to superior outcomes, lower cost of customer acquisition and higher customer retention and repeat purchases. Our wholesale and our DTC channels are mutually beneficial to each other because we strive to always put the customer first. We ask ourselves which customers we want to attract and what is the best and most efficient acquisition channel to deliver a superior experience to these customers. We then aim to deliver that superior experience wherever the customer decides to shop, whether online or in a physical store.
We intend to continue to grow our global footprint by tapping into new customer segments without compromising our premium customer experience across our wholesale and DTC channels:
•Wholesale channel expansion: We intend to take a measured approach to attract new customers and enter new markets through selected retail partners that are complementary to our brand. We started with the run specialty channel and then selectively expanded to additional premium retail partners to reach a broader audience, building on the initial momentum and brand halo gained by our presence in specialty stores.

•Additional doors: We believe there is significant room to enter additional premium doors in less mature but also in many of our established markets by tapping into new customer segments.
•Higher sales per door: We believe that by delivering a superior On brand experience at our wholesale partners (in an online and offline environment), we still have room to increase our sales per door. Furthermore, we aim to work with our partners in a very integrated way, including planning assortments and inventory and ensuring that we have the right product assortment in the corresponding channel for the respective consumer.
•DTC channel expansion: The second pillar to the multi-channel growth is our DTC channel, both digital and physical, which we believe enables greater consumer engagement and offers an optimal environment to showcase our brand. We believe that this customer experience will lead to a continued increased share of our DTC channel in the long term.
•Digital: We believe that we have ample opportunity to not only acquire new customers, but also drive repeat purchases. Knowing our customers and being able to provide them a superior experience over time is key. Historically, we have achieved growth in our digital channel thanks to our capability to achieve superior returns on our advertising spend. We will continue to strive for strong growth to further enhance our digital experience.
•Physical: We plan to selectively build physical stores to showcase our brand and products, which we believe will further strengthen our local community and brand reach. Our stores will be designed to create an enriching customer experience through technology and personalized customer service. We opened our first flagship retail location in New York City in 2020, and we continue to expand very selectively with flagship locations in key cities around the globe, adding for example Tokyo and Los Angeles in 2022. We believe retail stores will be a key growth pillar in China and we currently operate 13 owned retail stores located in Shanghai, Chengdu, Shenzhen and Beijing. We target premium shopping locations in major cities where we are able to directly connect with customers who we believe will connect with On.

Continue to Drive Operational Excellence
As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and improved financial and operating performance by:
•Strong channel profitability and mix. We intend to expand our DTC channel in high-value markets that can support the profitable rollout of e-commerce and select retail stores. We believe this will allow us to maintain our high levels of gross margin in our e-commerce-led DTC channel.
•Conversion of distributor markets. As we grow, we expect to transition some of our distributor markets to a direct retail distribution system, which will allow us to more efficiently and profoundly influence the customer experience.
•Operating leverage. We have invested ahead of our growth in all areas of the business and have built highly scalable business processes, including design and manufacturing, multi-channel distribution and corporate infrastructure. As we continue our growth trajectory, On expects to realize economies of scale. At the same time, On will continue to invest into all areas of the business as part of our geographical and product expansion.

Looking toward the future, we believe that these initiatives will provide a robust foundation for growth and position us to continue capturing market share.

Our products

All our products are engineered in Switzerland, and our in-house research and development teams work on the innovation, engineering, design, development and testing of our products. Our shoe, apparel and accessories products are designed primarily for specific athletic use, although a significant amount of our products are also adopted for casual or leisure purposes. We place considerable emphasis on technological innovation for performance, including our proprietary CloudTec, Helion superfoam and Speedboard technologies, and high-quality construction in the development and design of our footwear and apparel. Our focus is on sourcing renewable raw materials. Our products use sustainable materials such as recycled polyesters and polyamide, organic cotton, vegan leather and PFAS-free membranes. Our sustainability focus is showcased through our subscription model Cyclon, and specifically the 100% recyclable Cloudneo shoe, made with over 50% bio-based material derived from castor beans. Cyclon products are only available through an innovative monthly subscription model whereby the product is returned at the end of the subscription and recycled. Through its ground-breaking design and subscription model, the Cloudneo won the 2021 ISPO Award for Product of the Year and Sustainability Achievement. Our general categories of footwear include:

Our performance apparel and accessories cover the above-mentioned categories and are sold predominantly through the same marketing and distribution channels as our athletic footwear. Our apparel and accessories, similar to our footwear, are designed primarily for athletic use and also demonstrate our commitment to performance innovation and high-quality construction.

Sourcing and manufacturing
We do not own or operate any manufacturing facilities, and all of our products are supplied by third parties. We work with a selected group of approximately 22 suppliers, five of which produced approximately 70% of our products in 2022. All of our footwear was produced by eight suppliers across 12 different production sites, of which eleven are in Vietnam and one in Indonesia. Our apparel and accessories were sourced from 14 different suppliers across various countries including China, Vietnam, Germany, Lithuania, Slovenia, and Turkey.
In order to mitigate supplier concentration risks, we continuously seek out alternative suppliers and manufacturers when possible and develop contingency plans for responding to disruptions. For key shoe models, like the Cloud, we use at least two suppliers to minimize supply risk and to promote competition among suppliers on the basis of cost and quality. In 2021 and 2022, we experienced temporary disruptions in our supply chain as a result of COVID-19. Refer to "Item 5. Operating and Financial Review and Prospects" and "Item 3. Key Information - Risk Factors" for further information.

We purchase from our primary suppliers on a purchase order basis informed by capacity forecasts we prepare, and have non-exclusive purchase commitments based on our purchase orders for certain amounts of goods, work-in-progress and components. We measure supplier performance through various performance indicators, including on-time delivery, quality, sustainability and other criteria, on a monthly basis. Suppliers are categorized according to their skills and capabilities, and we allocate products and volume based on their business performance and capabilities. Under our supplier agreements, our suppliers must follow our established product design specifications and quality assurance programs to meet our demanding production standards. Production and quality control staff in each country from which we source products monitor manufacturing at supplier facilities in order to correct any issues prior to shipment of the final product. We require all suppliers who manufacture our products to comply with our Supplier Code of Conduct relating to working conditions as well as certain environmental, employment and sourcing practices. We have worked to develop preferred relationships with our partners, where possible, to maintain access to the resources needed to scale seasonally and ensure our partners have the requisite experience to produce our footwear, apparel and accessories.

Multi-Channel Distribution Network
We sell our products through our wholesale and DTC channels. In 2022 and 2021 our wholesale channel accounted for 63.6% and 61.9% of our net sales, respectively and our DTC channel contributed 36.4% and 38.1% of our net sales, respectively. Retail partners are carefully selected across the wholesale channels (including select third-party online only platforms), based on their compatibility with our premium brand, positioning in the market and industry expertise. Within DTC, we limit distribution exclusively to our own e-commerce website as well as our owned and operated retail stores. Within China, we also consider our distribution through Tmall and JD.com as DTC.
Direct-to-Consumer. We operate an e-commerce-led DTC channel, which has grown rapidly since its launch in 2012. Our online store features our full product offering and grants us the ability to build valuable intelligence through a direct conversation with our customers. We rolled out our e-commerce platform in Europe and the United States in 2012 and 2013, respectively, in conjunction with developing our own teams on the ground to manage our wholesale channel. Due to the flexible nature of e-commerce, we are now able to sell products via the e-commerce platform in over 60 countries around the world. While our e-commerce platform is rapidly gaining penetration globally, the European and the U.S. online stores are our largest markets and together, contributed 90% of our total DTC net sales in 2022. E-commerce also allows us to introduce specific innovations. For example, Cloudneo, our first 100% recyclable shoe which is only available through a monthly subscription model that enables our customers to rent the shoe on a month-by-month basis. The Cloudneo is based on a circular subscription model called Cyclon, through which customers never own footwear, but rather use them until they need a new pair, at which point they can return used footwear to us and receive a new pair. The entire program management of this product is administered through our online platform.
Our e-commerce rollout is complemented by our own retail stores in premium high-traffic locations. We opened our first retail flagship store in New York City in 2020. We also own retail stores in Portland, Tokyo, Zurich, and Los Angeles. We opened our first smaller format, mall-based store in China in December 2019 and have since then opened over a dozen, smaller format stores in China. Going forward, we plan to open a limited number of additional retail flagship stores in other major metropolitan centers as well as athletic destinations where we believe they can operate profitably and create further brand momentum. This unfiltered window into our brand will allow us to develop a closer relationship with our customers through exclusive experiences, feature our full product offering, retain pricing control and drive net sales growth across both channels.
Wholesale. Building on the expertise of third parties, the wholesale channel allows us to enter and develop new and existing markets, build and maintain leading positions within our geographies and support digital marketing investments to strengthen the DTC channel. We utilize a controlled wholesale channel expansion approach, which entails entering a particular market through selected specialty running retailers and then expanding to other partners with more generalist capabilities that reach a wider community while still maintaining our brand message, ethos and premium quality. As part of this approach, we develop strategic and long-term relationships directly with retailers and distributors and work with a select set of partners who respect our heritage, share our values and strengthen our market presence. Our wholesale distribution includes a mix of specialty, sporting goods, outdoor, luxury and street fashion retailers, with varying shares between their online and offline sales. We leverage our mutually beneficial relationships to receive prime placement within their stores, showcase a relevant product offering and establish On shops-in-shops to deliver the best possible customer experience. Careful planning with our wholesale network helps us manage inventory effectively and achieve high levels of full-price sell-through.

Competition
Competition in the shoe, apparel and accessories industry is principally on the basis of brand image and recognition, product quality, innovation, design, sustainability, distribution and price. We believe that we successfully compete on the basis of our premium brand image, our focus on running and our technical product innovation. We are also differentiated by our commitment to community-based grassroots marketing which allows us to increase brand awareness and strengthen customer loyalty.
The market for performance shoes, apparel and accessories is highly competitive and fragmented. It includes increasing competition from established companies who are expanding their production and marketing of performance products, as well as from frequent new entrants to the market. We are in direct competition with wholesalers and direct sellers of athletic footwear and apparel, such as Nike, Inc., Adidas AG, which includes the Adidas and Reebok brands, and Under Armour, Inc., Brooks Sports Inc., Hoka One One (Deckers Outdoor Corporation), Asics, New Balance, Lululemon, Patagonia, Arcteryx, Anta Group and Li Ning. We believe that having been able to break into the competitive set of top 5 running brands in the biggest running markets the United States, Germany and Japan provides a platform for future growth and positions us well against certain of our competitors.

Intellectual Property
Our long-term commercial success is connected to our ability to obtain and maintain intellectual property protection for our brand, products and technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties and prevent third parties from infringing, misappropriating or otherwise violating our intellectual property rights. We seek to protect our investments made into the development of our products, technology, brand and design by relying on a combination of trademarks, patents, designs, copyrights, trade secrets, know-how, non-disclosure agreements, confidentiality agreements, invention assignment agreements, development agreements and other contractual rights.
We use registered trademarks on nearly all of our products and believe having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying our brands, and in distinguishing our goods from the goods of others. As of December 31, 2022, we own approximately 504 trademark registrations in 46 different jurisdictions. We consider On, the On logo, On Running, Cyclon, Cloudtec, Cloud and the Cloud logo to be among our most valuable assets. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services.
We file for, own and maintain numerous U.S. and foreign utility and design patents relating to components, technologies, materials, features, functionality, and industrial and aesthetic designs used in and for the manufacture of various of our products. Assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, these issued patents and utility models, and any patents granted from such applications, if issued, are expected to expire between 2023 and 2042, without taking potential patent term extensions or adjustments into account. We continually review our development efforts to assess the existence and patentability of new intellectual property. The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents in any jurisdiction, and we can give no assurance that any patents that have been issued or might be issued in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented.
Moreover, we rely, in part, on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, trade secrets can be difficult to protect. While we take steps to protect and preserve our trade secrets and our know-how, unpatented technology and other proprietary information, including by entering into intellectual property assignment agreements, non-compete agreements and confidentiality agreements and by maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. As a result, we may not be able to meaningfully protect our trade secrets. For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property and Information Technology.”

Seasonality
Prior to the fourth quarter of 2021 we experienced higher net sales in the third and fourth quarters of the fiscal year compared to other quarters. This was due in large part to the phasing of our product seasons, with spring-summer season going from November to May and fall-winter season going from July to October, as well as seasonal holiday demand. Beginning in January 2022 we introduced new product seasons with spring-summer season going from January to June and fall-winter season going from July to December. As a result of the introduction of the new product seasons, we launched our spring-summer product season in January 2022 instead of November 2021.

Government Regulations
Our business activities are global and are subject to various federal, cantonal, local, and foreign laws, rules and regulations. For example, substantially all of our import operations are subject to complex trade and customs laws, regulations and tax requirements such as sanctions orders or tariffs set by governments through mutual agreements or unilateral actions. In addition, the countries in which our products are manufactured or imported may from time to time impose additional duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. Changes in tax policy or trade regulations, or the imposition of new tariffs on imported products, could have an adverse effect on our business and results of operations. Compliance with these laws, rules and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods, and we do not currently anticipate material capital expenditures for environmental control facilities. For more information on the potential impacts of government regulations affecting our business, see "Item 3D—Risk Factors".

C. Organizational Structure
The following chart reflects our simplified organizational structure presenting main legal entities which are, directly or indirectly, 100% owned by On Holding AG (including the jurisdiction of formation or incorporation of the various entities).

D. Property, Plants and Equipment
Our tangible fixed assets mainly comprise of trade and production tools, leasehold improvements in own retail locations and global corporate offices. We generally enter into long-term leases for our main facilities such as offices, warehouses and retail locations listed in the below table, which we believe are in good condition and working order.

Location (city, country)	No. of locations	Principal activity	Total square meters in each city	Range of lease expiration dates

Zurich, Switzerland	3	Corporate Headquarters / Innovation Lab	19,533	Dec.31, 2031 - Dec.31, 2035
Contern, Luxembourg	1	Warehouse	6,000	September 30, 2030
Atlanta, USA	1	Warehouse	44,075	December 31, 2024
Portland, USA	1	Regional Office	5,330	October 31, 2029
New York, USA	2	Retail location / Showroom	481	Apr. 30, 2023 - Aug. 30, 2030
Los Angeles, USA	1	Retail location / Showroom	317	September 30, 2032
Miami, USA	1	Retail location / Showroom	408	July 4, 2032
Colorado, USA	1	Other	149	December 31, 2024
Vancouver, Canada	1	Regional Office	109	April 30, 2025
Ho Chi Minh, Vietnam	1	Regional Office	547	May 31, 2026
Melbourne, Australia	2	Regional Office	615	Dec.30, 2026 - Mar.31, 2027
São Paolo, Brazil	1	Regional Office	300	July 15, 2024
Shanghai, China	2	Regional Office	1,557	December 31, 2024
Beijing, China	3	Retail location / Showroom	343	Jul.1, 2023 - Aug.31, 2025
Chengdu, China	1	Retail location / Showroom	146	September 23, 2024
Shanghai, China	6	Retail location / Showroom	576	Oct.8, 2023 - Aug.25, 2025
Shenzen, China	3	Retail location / Showroom	323	Aug.31, 2024 - Dec.10, 2025
Yokohama, Japan	1	Regional Office	480	April 14, 2025
Tokyo, Japan	1	Retail location / Showroom	637	April 30, 2027
Berlin, Germany	1	Regional Office	2,569	January 31, 2031
London, UK	1	Retail location / Showroom	850	July 18, 2032
Leusen, Netherlands	1	Showroom	119	December 31, 2023
Salzburg, Austria	1	Showroom	233	September 30, 2024
Düsseldorf, Germany	1	Showroom	137	December 31, 2024
Barcelona, Spain	1	Showroom	185	March 30, 2030
Annecy, France	1	Showroom	150	July 31, 2030
Further to the above, we plan to expand our warehouse capabilities in Atlanta, USA to facilitate our future omnichannel growth in North America and lower our handling cost over time through warehouse automation. As such, in the third quarter of 2022 On entered into a twelve-year (two-year ramp-up and 10-year duration) third party logistics and warehouse services lease agreement. This agreement will expand On's warehouse space by 95,274 square meters, with 47,637 square meters expected to be ready for use in July 2023 and another 47,637 square meters expected to be ready for use in July 2025, and will include a highly automated warehouse solution. As a result of this agreement, in 2025, On will move its full warehouse operation in Atlanta, USA to this 95,274 square meter highly automated site and will decommission the current Atlanta, USA warehouse location of 44,075 square meters.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion on our operating and financial review and prospects should be read in conjunction with the consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report (see “Item 18. Financial Statements”).
This discussion and analysis and other parts of this Annual Report contain forward-looking statements that reflect our plans, strategy, estimates and current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of several factors that could cause or contribute to these differences including, but not limited to those discussed below and elsewhere in this Annual Report, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The audited consolidated financial statements as of and for the fiscal years ended December 31, 2022 and 2021 were prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF). For a comparative discussion and analysis related to the results of operations and changes in financial condition for financial years 2021 compared to 2020 refer to “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed on March 18, 2022, with the United States Securities and Exchange Commission and available at www.sec.gov.

A. Operating Results

Overview
On is a premium performance sports brand rooted in technology, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor and Performance All Day.
On operates as a single-brand consumer products business and therefore has a single reportable segment. In 2022, we focused on the following growth strategies: i) growing overall brand awareness and our community; ii) leveraging innovation leadership to broaden our product portfolio, iii) expanding geographic footprint through controlled, multi-channel growth; and iv) driving operational efficiencies to improve overall financial and operating performance (see “Item 4 — Information on the Company — Business Overview”).
On successfully executed on its growth strategies and increased net sales for 2022 by 68.7% to CHF 1,222.1 million compared to 2021. This growth was driven by increased consumer demand for our brand across all sales channels, product categories and geographic regions.

We continued to expand our wholesale channel beyond specialty running stores. Our products are now available in some of the most reputable general sporting, outdoor, fashion and lifestyle retailers in the world and in a total of approximately 9,232 retail stores across our direct markets. We continued to intensify and expand our collaboration with global key accounts, including Foot Locker, JD Sports, Nordstrom, and Dicks Sporting Goods. The wholesale channel accounted for 63.6% of net sales in 2022.
With our community and brand awareness growing globally, we have continued to organically scale our DTC channel through e-commerce, even at the elevated level that this channel had reached during the COVID-19 pandemic. During 2022 we continued to expand our own-retail footprint, opening flagship stores in Tokyo, Los Angeles and in our home, Zurich. Our DTC channel as a whole, which includes our e-commerce sites, 13 retail stores in China, and five retail stores in Europe, United States, and Japan, represented 36.4% of net sales in 2022.
On continued to innovate and introduced new products in 2022 which included various groundbreaking technologies designed to change the experience of running and create continuous excitement for consumers. This included new proprietary CloudTec, Helion superfoam and Speedboard technologies as well as the launch of our first fully-circular shoe Cloudneo, the first product sold through our ground-breaking Cyclon subscription program.
The evolution and expansion of our product assortment has contributed meaningfully to our net sales growth, with new blockbuster running products such as the Cloudmonster, Cloudrunner and Cloudgo, as well as the new trail running shoes, Cloudvista and Cloudwander. The Cloudnova continues to resonate with younger customers. Our extended apparel line is generating excitement and brings new fans to the On brand across all regions. The launch of the 5th generation of our iconic Cloud also contributed our sales growth in 2022.

Key Financial Highlights
Key highlights for fiscal year 2022 compared to fiscal year 2021 included:
•net sales increased 68.7% to CHF 1,222.1 million;
•net sales through the DTC sales channel increased 61.4% to CHF 445.1 million;
•net sales through the wholesale sales channel increased 73.1% to CHF 777.0 million;
•net sales in Europe, North America and Asia-Pacific and Rest of World increased 36.1% to CHF 354.3 million, 80.3% to CHF 738.5 million, 87.7% to CHF 80.2 million and 310.5% to CHF 49.1 million, respectively;
•net sales from shoes, apparel and accessories increased 70.9% to CHF 1,167.5 million, 30.2% to CHF 47.3 million and 48.3% to CHF 7.4 million, respectively;
•gross profit increased 59.2% to CHF 684.9 million;
•gross profit margin decreased from 59.4% to 56.0%;
•net income increased to CHF 57.7 million from a net loss of CHF (170.2) million;
•net income / (loss) margin changed to 4.7% from (23.5)%;
•basic earnings per share (“EPS”) Class A (CHF) increased to 0.18 from (0.59);
•diluted EPS Class A (CHF) increased to 0.18 from (0.59);
•adjusted EBITDA increased 71.4% to CHF 165.3 million;
•adjusted EBITDA margin increased from 13.3% to 13.5%;
•adjusted net income increased to CHF 90.6 million from CHF 31.1 million;
•adjusted basic EPS Class A (CHF) increased to 0.29 from 0.11; and
•adjusted diluted EPS Class A (CHF) increased to 0.28 from 0.11.

Key highlights as of December 31, 2022 compared to December 31, 2021 included:
•cash and cash equivalents decreased 43.2% to CHF 371.0 million; and
•net working capital was CHF 459.2 million which reflects an increase of 144.9%.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital measures enhance investor understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Update on COVID-19
Our response to the COVID-19 pandemic has focused on protecting our people, safeguarding our supply chain, responding to new patterns of demand and intensifying partnerships with our customers.
In a continuation of the trend during the third quarter of 2022, the impact to production and distribution due to COVID-19 was minimal during the fourth quarter of 2022. During previous quarters, we successfully applied several measures to counteract supply chain disruptions, including i) leveraging inventories on hand to fulfill sales; ii) optimizing different product styles within inventories to match sales orders; and iii) increasing our use of airfreight to balance production against strong demand and secure key product availabilities. As a result, the normalization of supply and significant reduction in the use of airfreight that we already saw during the third quarter of 2022, was successfully maintained during the fourth quarter of 2022, and we resumed the use of sea freight for the vast majority of our shipments.
Additionally, the global supply chain challenges in the form of inflationary cost pressures (as described further below under the section titled "Cost Inflation") on labor and freight caused by COVID-19 has impacted and continues to impact our financial performance. Even though global freight market disruptions somewhat stabilized towards the end of 2022, we observed a certain volatility when it comes to freight rates that impacted our full year 2022 results. Any disruptions across international supply chains, including factory closures, port congestion, labor shortages and increased logistics costs, may materially impact our net sales, net income and adjusted EBITDA outlook for 2023.

Summary of Financial Performance
The following table summarizes certain key operating measures for the fiscal years ended December 31, 2022, 2021 and 2020, and for the three-month periods ended December 31, 2022 and 2021. See “—Results of Operations” for additional details and for the comparison discussions between the years ended December 31, 2022 and 2021 (audited) and the three-month periods ended December 31, 2022 and 2021 (unaudited).

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2022	2021	2020	2022	2021

Net sales	1,222.1	724.6	425.3	366.8	191.1
Gross profit	684.9	430.3	231.1	214.6	111.8
Operating result	85.1	(141.1)	(17.1)	14.7	(177.5)
Net income / (loss)	57.7	(170.2)	(27.5)	(26.4)	(187.0)
Net income / (loss) margin	4.7%	(23.5)%	(6.5)%	(7.2)%	(97.8)%

Basic EPS Class A (CHF)	0.18	(0.59)	(0.10)	(0.08)	(0.60)
Diluted EPS Class A (CHF)	0.18	(0.59)	(0.10)	(0.08)	(0.60)

Other data(1)
Adjusted EBITDA	165.3	96.4	49.8	61.8	11.2
Adjusted EBITDA margin	13.5%	13.3%	11.7%	16.8%	5.9%
Adjusted Net income	90.6	31.1	22.8	7.5	(13.8)
Adjusted basic EPS Class A (CHF)(2)	0.29	0.11	0.09	0.02	(0.04)
Adjusted diluted EPS Class A (CHF)(2)	0.28	0.11	0.08	0.02	(0.04)

(1)    Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are Non-IFRS measures. See “Use of Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
(2)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.

Components of our Results of Operations

Net Sales
Net sales are derived from selling On's premium performance products including shoes, apparel and accessories.

Net sales within the wholesale sales channel are recognized at the point in time at which control of the goods has been transferred from On to the customer, which is when goods have been shipped or delivered to the customer’s specified location, in accordance with the incoterms. Following delivery, the customer has the primary responsibility when further selling the goods and bears the risks of obsolescence and loss in relation to the goods. Net sales within the wholesale sales channel are sales net of any discounts or volume rebates.

Net sales within the DTC sales channel are recognized when control of the goods has been transferred from On to the customer, namely upon shipment for e-commerce customers or at the point the customer purchases the goods at the retail store. Payment of the transaction price is due immediately when the customer purchases the goods. Once the control of goods has transferred, a refund liability (other current financial liabilities) and a corresponding adjustment to net sales is recognized for those products expected to be returned. At the same time, On has a right to recover the product when customers exercise their right of return, and so consequently On recognizes a right to returned goods asset (other current operating assets) and a corresponding adjustment to cost of sales.

Cost of Sales
We outsource the manufacturing of our products. Therefore, cost of sales primarily consists of the cost of purchases of finished goods, the majority of which are sourced in U.S. dollars. Other cost of sales relate to personnel expenses in connection with sourcing materials and quality control, depreciation charges for production tools, in-bound freight expenses, duty and non-refundable taxes incurred in delivering the goods to distribution centers managed by third parties, and inventory provision expenses.

Gross Profit
Gross profit is net sales less cost of sales. Gross margin measures gross profit as a percentage of net sales.

Selling, General and Administrative Expenses
Our Selling, General and Administrative expenses (“SG&A expenses”) expenses generally consist of selling, marketing, distribution, general and administrative expenses, and share-based compensation.

Selling expenses support our customer relationships and enable the delivery of products to wholesale customers and end customers through our e-commerce platform and owned retail stores. These expenses include: personnel expenses for sales and technical representatives, paying processing fees in the DTC sales channel and depreciation expenses. Distribution expenses primarily relate to leasing and third-party expenses for warehousing inventories and transportation costs associated with delivering products from distribution centers to wholesale and end customers. Selling and distribution expenses are generally correlated to net sales. As a percentage of sales, we expect selling costs to decrease as the business achieves economies of scale as we continue to grow.

Marketing expenses consist primarily of advertising and marketing promotions (both offline and digital campaigns) of our products, as well as trade show and event costs, sponsorship costs,

consulting and contractor expenses, travel, product display expenses and overhead costs. We intend to continue to invest in our marketing capabilities in the future and expect this expense to increase in absolute dollars in future periods as we release new products and expand internationally. Marketing expense as a percentage of total net sales may fluctuate from period to period based on total net sales and the timing of our investments in marketing functions as these investments may vary in scope and scale over future periods.

General and administrative expenses represent costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, other professional service costs, depreciation, amortization related to software and patents and other rights. We have invested considerably in this area to support the growing volume and complexity of the business and anticipate continuing to do so in the future. We have and expect to continue to incur a significant increase in accounting, legal and professional fees associated with being a public company.

Share-based compensation costs represent expenses for compensation plans for selected employees and for third parties.

Operating Result
Operating result is gross profit less SG&A expenses.

Financial Result
Financial result includes income from interest earned on short-term investments, less financial expenses consisting primarily of bank charges and interest expenses as a result of our financial leases and commitment fees paid for bank overdraft facilities, and the net impact of foreign exchange rate fluctuations in a given period.

Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Switzerland, the United States, China and Vietnam.

Results of Operations
For the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021
The following table summarizes results of operations and expresses the percentage relationship to net sales of certain financial statement captions.

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Net sales	1,222.1	724.6	68.7%
Cost of sales	(537.2)	(294.3)	82.5%
Gross profit	684.9	430.3	59.2%
Gross profit margin	56.0%	59.4%
Selling, general and administrative expenses	(599.8)	(571.4)	5.0%
Operating result	85.1	(141.1)	160.3%
Net financial result	(7.2)	(18.5)	(61.0)%
Income / (Loss) before taxes	77.9	(159.6)	148.8%
Income taxes	(20.2)	(10.6)	89.4%
Net income / (loss)	57.7	(170.2)	133.9%

Net sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Wholesale	777.0	448.8	73.1%
Direct-to-Consumer	445.1	275.8	61.4%
Net sales	1,222.1	724.6	68.7%

Wholesale % of Net sales	63.6%	61.9%
Direct-to-Consumer % of Net sales	36.4%	38.1%
Net sales %	100.0%	100.0%

Net sales for 2022 increased by CHF 497.5 million, or 68.7%, compared to 2021.
Net sales generated by the wholesale sales channel for 2022 increased by CHF 328.3 million, or 73.1%, to CHF 777.0 million, compared to CHF 448.8 million in 2021. This was primarily driven by continued growth in net sales volumes within new and existing customer account channels. Further, the growth in both the wholesale and DTC channels were also well supported by new product launches in 2022, such as the new Cloud 5, new running blockbusters including the Cloudmonster and Cloudrunner, as well as the new trail shoes, Cloudvista and Cloudwander. Furthermore, new key accounts across Europe and North America have also contributed to this growth. Net sales generated by the wholesale sales channel as a percentage of net sales increased to 63.6% for the year ended December 31, 2022, from 61.9% for the year ended December 31, 2021. This was driven by the re-opening of markets after COVID-19 restrictions were lifted and the launch of new wholesale partnerships with brand relevant key accounts.
Net sales generated by the DTC sales channel for 2022 increased by CHF 169.3 million, or 61.4%, to CHF 445.1 million, compared to CHF 275.8 million in 2021. Increase in net sales was primarily driven by increased traffic on our e-commerce platform, as a result of increased brand awareness, and supplemented by our increasing retail footprint. Net sales generated from the DTC channel as a percentage of net sales decreased to 36.4% for fiscal year 2022 compared to 38.1% for fiscal year 2021 primarily due to recovery of the wholesale sales channel after COVID-19 restrictions were lifted in 2021. Our e-commerce platform recorded 142.5 million visits during 2022 and 102.2 million visits during 2021. In 2022, we opened three retail stores and by December 31, 2022 we operated five own retail stores outside of China in total. Within China, we currently operate 13 owned retail stores. Our retail business offers a community-based customer experience and generates strong growth, bringing new fans to the On brand.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Europe	354.3	260.4	36.1%
North America	738.5	409.5	80.3%
Asia-Pacific	80.2	42.7	87.7%
Rest of World	49.1	12.0	310.5%
Net Sales	1,222.1	724.6	68.7%

Europe % of Net sales	29.0%	35.9%
North America % of Net sales	60.4%	56.5%
Asia-Pacific % of Net sales	6.6%	5.9%
Rest of World % of Net sales	4.0%	1.7%
Net sales %	100.0%	100.0%

Net sales increased across all geographic regions in 2022 with North America, Asia-Pacific and Rest of World showing particularly strong growth. The increase in North America was driven by strong demand in both sales channels with Running, All Day and Outdoor products sales growing strongly, and by the successful expansion of our collaboration with key accounts and specialty stores in the region. This resulted in net sales growth of 80.3%, corresponding to 60.4% of total net sales. The 36.1% increase in Europe was driven by a strong performance in markets such as the United Kingdom, France and Germany, and partially reduced by the weaker GBP and Euro versus the Swiss Franc. Net sales growth of 87.7% in Asia-Pacific was primarily driven by strong sales growth in Japan, Australia and China. China had been negatively impacted by store and warehouse closures due to COVID-19 lockdowns for the majority of the second quarter in 2022, though it has seen a strong recovery since re-opening in both retail and e-commerce channels. Net sales growth of 310.5% in Rest of World was primarily driven by strong net sales growth in UAE, Israel and Latin America, where we entered into various new markets during the second half of 2022.
Net sales by product
The following table presents net sales by product group:

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Shoes	1,167.5	683.3	70.9%
Apparel	47.3	36.3	30.2%
Accessories	7.4	5.0	48.3%
Net Sales	1,222.1	724.6	68.7%

Shoes % of Net sales	95.5%	94.3%
Apparel % of Net sales	3.9%	5.0%
Accessories % of Net sales	0.6%	0.7%
Net sales %	100.0%	100.0%

Net sales increased across all product groups in 2022 with shoes experiencing the largest growth. The increase in net sales for shoes in 2022 compared to 2021 was driven by new launches, updates to existing models and products carrying over from previous seasons. The launch of our best-selling Cloud 5, and launches of blockbuster new running styles such as the Cloudmonster, Cloudrunner and Cloudgo throughout the year, as well as our performance all day Cloudnova and Roger franchises, contributed strongly to our sales growth. The Cloudmonster in particular has resonated strongly with customers and opened a new segment of fans to the On brand.

Net sales in apparel delivered 30.2% growth in 2022 when compared to the same period in 2021, and represents 3.9% of total net sales. This growth was driven by the apparel success in our own retail stores and shop-in-shop environments, where we consistently observe an elevated apparel share as percentage of total sales. In addition, the growth was supported by the launch of new products in our Active, Outdoor and Performance collections.

Gross Profit

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Gross profit	684.9	430.3	59.2%
Gross profit margin	56.0%	59.4%

Cost of sales for 2022 increased by CHF 242.9 million, or 82.5%, to CHF 537.2 million, compared to CHF 294.3 million in 2021. Gross profit was CHF 684.9 million in 2022, representing a gross margin of 56.0%, compared with CHF 430.3 million in 2021, representing a gross margin of 59.4%. The decrease in gross margin was largely driven by the strategic decision to use airfreight to ensure key product availabilities and to meet the continued strong demand, particularly in the first half of the year. Additional pressure on gross margin resulted from ongoing foreign exchange headwinds from the strong USD/CHF combined with the weaker EUR/CHF exchange rates, given our cost of sales expenses are almost all denominated in USD.

Selling, General and Administrative Expenses

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Net sales	1,222.1	724.6	68.7%
Distribution expenses	(151.0)	(96.4)	56.6%
Selling expenses	(85.5)	(52.6)	62.6%
Marketing expenses	(130.2)	(100.5)	29.5%
Share-based compensation	(33.8)	(198.5)	(83.0)%
General and administrative expenses	(199.3)	(123.3)	61.6%
SG&A expenses	(599.8)	(571.4)	5.0%
Less share-based compensation	(33.8)	(198.5)	(83.0)%
SG&A (excluding share-based compensation)	(566.0)	(372.9)	51.8%

Distribution expenses % of Net sales	12.4%	13.3%
Selling expenses % of Net sales	7.0%	7.3%
Marketing expenses % of Net sales	10.7%	13.9%
Share-based compensation % of Net sales	2.8%	27.4%
General and administrative expenses % of Net sales	16.3%	17.0%
SG&A expenses % of Net sales	49.1%	78.9%
SG&A (excluding share-based compensation) % of Net sales	46.3%	51.5%

SG&A expenses for the full year 2022 increased by CHF 28.4 million to CHF 599.8 million, compared to CHF 571.4 million in 2021. Excluding share-based compensation, SG&A expenses as a percentage of net sales decreased to 46.3% in 2022 from 51.5% in 2021.

The drivers for the reduction in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales, decreased to 12.4% in 2022 compared to 13.3% in 2021. This was primarily due to the normalization of delivery and warehousing rates and wages, especially in the United States, in relation to the volatility observed in 2021 and the increased efficiency of distribution teams which led to scale gains.
•Selling expenses as a percentage of net sales, decreased to 7.0% in 2022 compared to 7.3% in 2021. This was driven by lower sales personnel costs as a proportion of net sales due to economies of scale in our wholesale business, as well as lower payment processing fees, consistent with a lower net sales share in DTC compared to the prior year.
•Marketing expenses as a percentage of net sales decreased to 10.7% in 2022 compared to 13.9% in 2021. In 2022, we reduced our marketing spend as a percentage of net sales to partially compensate for the higher expected airfreight expenses.

•Share-based compensation expenses decreased by CHF 164.7 million to CHF 33.8 million in 2022 from CHF 198.5 million in 2021 as a result of the reduced number of grants issued at lower grant valuations in the 2022 period.
•General and administrative expenses as a percentage of net sales, decreased to 16.3% in 2022 compared to 17.0% in 2021. In 2021 the Company incurred additional costs related to being a public company. In 2022 the scale effect of sales growth and the carefully considered growth of general and administrative expenses resulted in a lower overall spend in relation to net sales. The absolute increase in general and administrative expenses is primarily due to personnel related costs following an increase in administrative headcount to support the Company's growth, the resumption of the Company's business travels post COVID-19 to foster relationships with customers and partners as well as additional general and administrative expenses related to being a public company.

Depreciation and Amortization

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Depreciation and amortization	46.4	31.4	47.7%
Depreciation and amortization % of Net sales	3.8%	4.3%

Depreciation and amortization expenses for 2022 increased by CHF 15.0 million, or 47.7%, to CHF 46.4 million, compared to CHF 31.4 million in 2021. The increase was primarily attributable to depreciation and amortization of continued investment into IT, own retail stores, and global corporate offices. The increase is also attributed to the change in the estimated useful life of production tools during 2022.
Under IFRS 16 Leases, right of use assets are depreciated over their estimated useful life. Total depreciation expense for right of use assets capitalized under IFRS 16 was CHF 23.0 million and CHF 15.5 million for 2022 and 2021, respectively.

Financial Result

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Financial income	5.7	0.0	100.0%
Financial expenses	(6.4)	(3.6)	79.4%
Foreign exchange result	(6.5)	(14.9)	(56.3)%
Net financial result	(7.2)	(18.5)	(61.0)%

Financial income for 2022 increased by CHF 5.7 million due to short-term investments placed at the end of 2021. Financial expenses for 2022 increased by CHF 2.8 million, or 79.4%, to CHF 6.4 million,

compared to CHF 3.6 million in 2021 due to increased interest expense associated with leases. Net foreign exchange expense for 2022 decreased by CHF 8.4 million to CHF 6.5 million, compared to CHF 14.9 million in 2021 due to fluctuations in the CHF/USD exchange rate exposure.

Income Taxes

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Current income taxes	38.7	7.1	449.1%
Deferred income taxes	(18.6)	3.6	(617.1)%
Income taxes	20.2	10.6	89.4%

Income taxes for 2022 increased by CHF 9.5 million, or 89.4%, to CHF 20.2 million, compared to CHF 10.6 million in 2021. Our effective income tax rate was 25.9% for 2022, compared to 6.7% 2021. The increase in current taxes is in line with the pre-tax result at the group level in 2022 compared to 2021. In particular, the main operating entity and the ultimate parent company in Switzerland both reported pre-tax profits in 2022, compared to pre-tax losses in 2021. The increase in the effective income tax rate is primarily due to the fact that a pre-tax profit was reported for 2022, whereas a significant pre-tax loss was reported for 2021. The combination of a pre-tax loss and significant non-deductible expenses resulted in a low effective tax rate for 2021, while in 2022 the combination of a pre-tax profit and non-deductible expenses—although significantly lower than in 2021—resulted in an increase in the effective tax rate.

Three-month period ended December 31, 2022 compared to the three-month period ended December 31, 2021 (Unaudited)
The following table summarizes results of operations and expresses the percentage relationship to net sales of certain financial statement captions.

	Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change

Net sales	366.8	191.1	91.9%
Cost of sales	(152.2)	(79.3)	92.0%
Gross profit	214.6	111.8	91.9%
Gross profit margin	58.5%	58.5%
Selling, general and administrative expenses	(199.9)	(289.3)	(30.9)%
Operating result	14.7	(177.5)	108.3%
Net financial result	(39.1)	(13.6)	188.2%
(Loss) before taxes	(24.4)	(191.0)	(87.2)%
Income taxes	(2.0)	4.0	(148.6)%
Net (loss)	(26.4)	(187.0)	(85.9)%

Net sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change

Wholesale	217.3	106.4	104.3%
Direct-to-Consumer	149.4	84.7	76.4%
Net sales	366.8	191.1	91.9%

Wholesale % of Net sales	59.3%	55.7%
Direct-to-Consumer % of Net sales	40.7%	44.3%
Net sales %	100.0%	100.0%

Net sales for the three-month period ended December 31, 2022 increased by CHF 175.7 million, or 91.9%, compared to the three-month period ended December 31, 2021.
Net sales generated by the wholesale sales channel for the three-month period ended December 31, 2022 increased by CHF 110.9 million, or 104.3%, to CHF 217.3 million, compared to CHF 106.4 million for the three-month period ended December 31, 2021. The growth was attributable to both our continued selective expansion of new doors with wholesale partners as well as an increase in net sales volumes with existing wholesale customer stores. Net sales generated by the wholesale sales channel as a percentage of net sales increased to 59.3% for the three-month period ended December 31, 2022, from 55.7% for the three-month period ended December 31, 2021. This was driven in part by the lockdowns and shopping restrictions experienced during the fourth quarter in 2021, and also due to a strong recovery in the fourth quarter of 2022 from temporary constraints at our United States East Coast warehouse in the previous quarter.
Net sales generated by the DTC sales channel for the three-month period ended December 31, 2022 increased by CHF 64.7 million, or 76.4%, to CHF 149.4 million, compared to CHF 84.7 million for the three-month period ended December 31, 2021. Our e-commerce platform recorded 39.7 million visits during the three-month period ended December 31, 2022 and 27.5 million visits during the three-month period ended December 31, 2021. This growth was primarily driven by the continued global increase in brand awareness, increasing the traffic on our e-commerce platform. As such, the growth is attributable to both retained existing customer groups and at the same time reaching a large number of first-time purchasers that have newly discovered the brand. The strong growth was further supported by high levels of price stability over the holiday period.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change

Europe	79.6	44.1	80.6%
North America	242.1	133.4	81.5%
Asia-Pacific	21.6	10.6	103.8%
Rest of World	23.4	3.0	680.5%
Net Sales	366.8	191.1	91.9%

Europe % of Net sales	21.7%	23.1%
North America % of Net sales	66.0%	69.8%
Asia-Pacific % of Net sales	5.9%	5.5%
Rest of World % of Net sales	6.4%	1.6%
Net sales %	100.0%	100.0%

Net sales increased across all geographic regions for the three-month period ended December 31, 2022, with Rest of World showing particularly strong growth. North America continues to be a key growth market where net sales for the three-month period ended December 31, 2022 increased by 81.5% compared to the prior year period and reflects 66.0% of total net sales. The increase in North America was driven by strong demand in both sales channels and also a strong recovery from temporary constraints in United States East Coast warehouse during the previous quarter. Net sales in Europe for the three-month period ended December 31, 2022 increased by 80.6% compared to the prior year period driven by strong growth in the United Kingdom, Germany, Austria, Belgium, the Netherlands, Luxembourg and France. The elevated growth rate in Europe in comparison to the prior year period was further heightened by repeated COVID-19 related restrictions across the region in the fourth quarter of 2021, including in particular Germany, Austria and Switzerland. Net sales in Asia-Pacific for the three-month period ended December 31, 2022 increased by 103.8% compared to the prior year period. The increase was driven by high growth in all three core markets, namely China, Japan and Australia. Net sales in the Rest of World for the three-month period ended December 31, 2022 increased by 680.5% compared to the prior year period, largely as a result of the successful entry into new markets in Latin America and continued growth in UAE and Israel.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change

Shoes	353.4	179.7	96.7%
Apparel	11.5	10.0	15.4%
Accessories	1.8	1.4	30.9%
Net Sales	366.8	191.1	91.9%

Shoes % of Net sales	96.4%	94.1%
Apparel % of Net sales	3.1%	5.2%
Accessories % of Net sales	0.5%	0.7%
Net sales %	100.0%	100.0%
Net sales increased across all product groups with shoes experiencing the largest growth. The 96.7% increase in net sales for shoes for the three-month period ended December 31, 2022, compared to the three-month period ended December 31, 2021, was well balanced across our products. New releases in 2022 such as the Cloudmonster, Cloudrunner and Cloudgo performed strongly, and Q4 2022 launches such as the Cloud X 3 and the new Cloudrift made further contributions to our growth. The 15.4% increase in net sales for apparel for the three-month period ended December 31, 2022, compared to the three-month period ended December 31, 2021, was driven by our own retail stores and shop-in-shop environments, where we observed an elevated apparel share in our percentage of total sales.

Gross Profit

	Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change

Gross profit	214.6	111.8	91.9%
Gross profit margin	58.5%	58.5%

Cost of sales during the three-month period ended December 31, 2022 increased by CHF 72.9 million, or 92.0%, to CHF 152.2 million, compared to CHF 79.3 million during the three-month period ended December 31, 2021. Gross profit was CHF 214.6 million for the three-month period ended December 31, 2022, compared with CHF 111.8 million for the three-month period ended December 31, 2021, representing a gross profit margin of 58.5% in both periods.

Selling, General and Administrative Expenses

	Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change

Net sales	366.8	191.1	91.9%
Distribution expenses	(43.9)	(25.8)	70.3%
Selling expenses	(29.5)	(14.7)	101.1%
Marketing expenses	(33.5)	(33.1)	1.0%
Share-based compensation	(34.4)	(176.2)	(80.5)%
General and administrative expenses	(58.6)	(39.5)	48.5%
SG&A expenses	(199.9)	(289.3)	(30.9)%
Less share-based compensation	(34.4)	(176.2)	(80.5)%
SG&A (excluding share-based compensation)	(165.5)	(113.1)	46.4%

Distribution expenses % of Net sales	12.0%	13.5%
Selling expenses % of Net sales	8.0%	7.7%
Marketing expenses % of Net sales	9.1%	17.3%
Share-based compensation % of Net sales	9.4%	92.2%
General and administrative expenses % of Net sales	16.0%	20.7%
SG&A expenses % of Net sales	54.5%	151.4%
SG&A (excluding share-based compensation) % of Net sales	45.1%	59.2%

SG&A expenses for the three-month period ended December 31, 2022 decreased by CHF 89.4 million to CHF 199.9 million, compared to CHF 289.3 million for the three-month period ended December 31, 2021. Excluding share-based compensation, SG&A expenses as a percentage of net sales decreased to 45.1% in the three month period ended December 31, 2022 compared to 59.2% for the three-month period ended December 31, 2021.

The drivers for the reduction in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales decreased to 12.0% during the three-month period ended December 31, 2022 compared to 13.5% during the three-month period ended December 31, 2021. This decrease was largely as a result of scale gains and the impacts of a lower DTC share.
•Selling expenses as a percentage of net sales of 8.0% during the three-month period ended December 31, 2022 remained broadly consistent compared to 7.7% during the three-month period ended December 31, 2021.
•Marketing expenses as a percentage of net sales decreased to 9.1% during the three-month period ended December 31, 2022 compared to 17.3% during the three-month period ended December 31, 2021. To benefit from the increased brand awareness in the fall of 2021, On pulled forward the production of various campaigns, such as the "Dream On” campaign, to allow for continuous activation. This resulted in an significant investment in marketing in the fourth quarter of 2021 compared to the fourth quarter of 2022. The phasing of campaigns between 2022 and 2023 and On's marketing strategy also further contributed to the decrease.
•Share-based compensation expenses decreased by CHF 141.8 million to CHF 34.4 million during the three-month period ended December 31, 2022 from CHF 176.2 million during the three-month period ended December 31, 2021. The significant decrease in 2022 compared to 2021, is a reflection of this as well as the significantly lower grant valuations as a result of lower share prices at grant dates in the fourth quarter of 2022.
•General and administrative expenses as a percentage of net sales decreased to 16.0% during the three-month period ended December 31 2022 compared to 20.7% during the three-month period ended December 31, 2021. In the fourth quarter of 2021, On incurred general and administration costs associated with becoming a public company. In the fourth quarter of 2022, the scale effect of sales growth and the carefully considered growth of general and administrative expenses resulted in a lower overall spend in relation to net sales. The absolute increase in general and administrative expenses is primarily due to personnel related costs following an increase in administrative headcount to support the Company's growth as well as other administrative expenses.

Depreciation and Amortization

	Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change

Depreciation and amortization	12.7	12.0	5.8%
Depreciation and amortization % of Net sales	3.5%	6.3%

Depreciation and amortization expenses during the three-month period ended December 31, 2022 increased by CHF 0.7 million to CHF 12.7 million, compared to CHF 12.0 million during the three-month period ended December 31, 2021. The increase was primarily attributable to our global office and retail expansion and acceleration of the depreciation of production tools due to the accelerated wear and tear of equipment caused by increased production volume.
Under IFRS 16 Leases, right of use assets are depreciated over their estimated useful life. Total depreciation expense for right of use assets capitalized under IFRS 16 was CHF 5.2 million and CHF 5.0 million for the three-month period ended December 31, 2022 and 2021, respectively. The rise was mainly driven by the global expansion in retail locations in China, Japan, UK and U.S.

Financial Result

	Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change

Financial income	2.5	0.0	100.0%
Financial expenses	(0.9)	(1.4)	(32.8)%
Foreign exchange result	(40.7)	(12.2)	232.6%
Net financial result	(39.1)	(13.6)	188.2%

Financial income for the three-month period ended December 31, 2022 increased by CHF 2.5 million, primarily driven by our short-term investments. Financial expenses for the three-month period ended December 31, 2022 decreased by CHF 0.4 million, or 32.8%, to CHF 0.9 million, compared to CHF 1.4 million for the three-month period ended December 31, 2021 due to a temporary reduction in the North America's warehouse lease term. Net foreign exchange expense for the three-month period ended December 31, 2022 decreased by CHF 28.4 million to CHF 40.7 million, compared to CHF 12.2 million for the three-month period ended December 31, 2021 due to fluctuations in the CHF/USD exchange rate exposure.

Income Taxes

	Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change

Current income taxes	13.5	(4.2)	425.8%
Deferred income taxes	(11.6)	0.1	100.0%
Income taxes	2.0	(4.0)	148.6%

Income taxes during the three-month period ended December 31, 2022 increased by CHF 6.0 million to CHF 2.0 million, compared to positive income taxes of CHF 4.0 million during the three-month period ended December 31, 2021. Increase in current taxes in the three-month period ended December 31, 2022 is mainly driven by a pre-tax profit compared to a pre-tax loss in the three-month period ended December 31, 2021. Deferred income taxes in the three-month period ended December 31, 2022 are primarily attributable to the deferral of expenses for tax purposes in connection with U.S. capitalization rules (UNICAP) and expenses accrued but not yet paid. For the period up to December 31, 2021, deferred tax income related to tax loss carryforwards and deferred expenses under tax law were largely offset by deferred tax expenses in connection with consolidation effects (elimination of intercompany profits). Our effective income tax rate was 8.0% for the three-month period ended December 31, 2022 compared to 2.1% for the three-month period ended December 31, 2021. The increase in the effective income tax rate primarily resulted from the fact that the ratio of non-deductible expenses to earnings before taxes was lower in the three-month period ended December 31, 2022 compared to the three-month period ended December 31, 2021.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin and adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2022	2021	% Change	2022	2021	% Change

Net income / (loss)	57.7	(170.2)	133.9%	(26.4)	(187.0)	(85.9)%
Exclude the impact of:
Income taxes	20.2	10.6	89.4%	2.0	(4.0)	148.6%
Financial income	(5.7)	—	100.0%	(2.5)	—	100.0%
Financial expenses	6.4	3.6	79.4%	0.9	1.4	(32.8)%
Foreign exchange result(1)	6.5	14.9	(56.3)%	40.7	12.2	232.6%
Depreciation and amortization	46.4	31.4	47.7%	12.7	12.0	5.8%
Share-based compensation(2)	33.8	198.5	(83.0)%	34.4	176.2	(80.5)%
Equity transaction costs(3)	—	7.6	(100.0)%	—	0.4	(100.0)%
Adjusted EBITDA	165.3	96.4	71.4%	61.8	11.2	451.7%
Adjusted EBITDA margin	13.5%	13.3%		16.8%	5.9%
(1)    Represents the foreign exchange impact within the net financial result. For further discussion of the impact of foreign currency fluctuations and the hedges we enter into to hedge our foreign currency exposure, please see “Item 5.B. Liquidity and Capital Resources—Foreign Currency Risk.”
(2)    Represents non-cash share-based compensation expense.
(3)    In connection with the 2021 IPO, we incurred expenses related to professional fees, consulting, legal, and accounting in 2021 that would otherwise not have been incurred. These fees were not indicative of our ongoing costs.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments. In 2021, adjusted net income, adjusted basic EPS and adjusted diluted EPS also exclude transaction costs relating to our IPO.
The table below provides a reconciliation between net income / (loss) to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Fiscal year ended December 31,
(CHF in millions, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income / (loss)	51.4	6.3	(156.0)	(14.2)
Exclude the impact of:
Share-based compensation(1)	30.1	3.7	181.8	16.6
Equity transaction costs(2)	—	—	7.0	0.6
Tax effect of adjustments(3)	(0.8)	(0.1)	(4.4)	(0.4)
Adjusted net income / (loss)	80.7	9.9	28.5	2.6

Weighted number of outstanding shares(5)	282,195,495	345,437,500	264,171,208	241,333,048
Weighted number of shares with dilutive effects(5)(6)	2,354,500	6,891,423	5,278,761	2,099,551
Weighted number of outstanding shares (diluted and undiluted)(4)(5)	284,549,995	352,328,923	269,449,969	243,432,599

Adjusted basic EPS (CHF)	0.29	0.03	0.11	0.01
Adjusted diluted EPS (CHF)	0.28	0.03	0.11	0.01

	Three-month period ended December 31,
(CHF in millions, except per share data)	2022	2022	2021	2021
	Class A	Class B	Class A	Class B

Net income / (loss)	(23.5)	(2.9)	(166.2)	(20.8)
Exclude the impact of:
Share-based compensation(1)	30.6	3.7	156.6	19.6
Equity transaction costs(2)	—	—	0.4	—
Tax effect of adjustments(3)	(0.4)	—	(3.1)	(0.4)
Adjusted net income / (loss)	6.7	0.8	(12.3)	(1.5)

Weighted number of outstanding shares(5)	283,102,252	345,437,500	276,607,211	345,437,500
Weighted number of shares with dilutive effects(5)(6)	1,661,451	6,285,538	—	—
Weighted number of outstanding shares (diluted and undiluted)(4)(5)	284,763,703	351,723,038	276,607,211	345,437,500

Adjusted basic EPS (CHF)	0.02	—	(0.04)	—
Adjusted diluted EPS (CHF)	0.02	—	(0.04)	—

(1)    Represents non-cash share-based compensation expense.
(2)    In connection with the 2021 IPO, we incurred expenses related to professional fees, consulting, legal, and accounting in 2021 that would otherwise not have been incurred. These fees were not indicative of our ongoing costs.
(3)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(4)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted basic EPS as adjusted Net Income for such periods.
(5)    Original share numbers have been multiplied by 1,250 to give effect to the Share Capital Reorganization that took place in 2021.
(6)    For the three-month period ended December 31, 2021, 8,248,683 shares and 8,329,740 shares were excluded from the diluted EPS calculation for Class A ordinary shares and Class B voting rights shares, respectively, as the impact of the shares are considered anti-dilutive.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Accounts receivables	174.6	99.3	75.9%
Inventories	395.6	134.2	194.8%
Trade payables	(111.0)	(45.9)	141.6%
Net working capital	459.2	187.5	144.9%

B. Liquidity and Capital Resources

Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. Our future contractual obligations are further discussed in “—Contractual Obligations and Commitments” below.
We finance our liquidity needs using a combination of cash and cash equivalents balances, cash provided from operating activities and, to a lesser extent, available borrowings under our bank overdraft and credit facilities. Historically, our operations were also financed by equity raises and the completion of an IPO in September 2021. As of December 31, 2022, we had CHF 371.0 million of cash and cash equivalents of which CHF 129.5 million is restricted and CHF 459.2 million of net working capital, compared with CHF 653.1 million of cash and cash equivalent and CHF 187.5 million of net working capital as of December 31, 2021. As at December 31, 2022 and 2021, 90.4% and 94.9%, respectively, of our cash and cash equivalents were held at banks that are deemed systemically important financial institutions, with remaining balances in banks with an investment grade rating. Movements in cash and net working capital are discussed below in “—Cash Flows”.
We believe our existing cash and cash equivalent balances, cash flow from operations and bank overdraft facilities will be sufficient to meet the net working capital and capital expenditure needs for at least the next 12 months. Refer to “—Indebtedness” for further details. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of net sales growth, the timing and extent of spending on research and development efforts and other growth initiatives, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions.
To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that may restrict our operations. There can be no assurances that we will be able to raise additional capital on terms that are attractive to us or at all. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Cash Flows

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Cash inflow / (outflow) from operating activities	(227.0)	16.9	(1439.5)%
Cash (outflow) from investing activities	(82.9)	(36.4)	127.5%
Cash inflow from financing activities	6.3	595.9	(98.9)%
Net cash and cash equivalents at the beginning of the period	653.1	90.6	620.9%
Change in net cash and cash equivalents	(303.6)	576.4	(152.7)%
Net impact of foreign exchange rate differences	21.5	(13.9)	255.4%
Net cash and cash equivalents	371.0	653.1	(43.2)%

Operating activities
Cash outflow from operating activities was CHF 227.0 million for the twelve-month period ended December 31, 2022, compared with a cash inflow from operating activities of CHF 16.9 million during the same period in 2021. In 2022, cash outflow from operating activities was due to an increase in net working capital of CHF 285.8 million, other current assets/liabilities of 67.6 million and income taxes paid of CHF 31.0 million, offset by an increase of CHF 151.8 million generated by net income adjusted for non-cash items and interest received of CHF 5.6 million. Net working capital increased as a result of the increase in inventories of CHF 273.0 million, trade receivables of CHF 78.6 million and trade payables of CHF 65.8 million. The increase in inventories was driven by the strong net sales growth and the expected continued net sales growth including new product launches during the upcoming spring-summer 2023 season which are expected to take place in the first half of 2023. The increase to trade receivables was primarily driven by net sales growth within the wholesale sales channel, and the increase of accounts payables was primarily driven by the increased purchase of products in 2022 compared to 2021. Cash inflow from operating activities in 2021 is a result of increases to net working capital of CHF 74.4 million and income taxes paid of CHF 4.4 million, offset by an increase of CHF 87.7 million generated by net income adjusted for non-cash items and other current assets/liabilities of CHF 8.1 million. The net working capital increase was due to an increase in inventories of CHF 31.8 million, trade receivables of CHF 47.0 million and trade payables of CHF 4.3 million. The increase in inventories was mainly driven by the preparation for the new product spring-summer season launch in the first quarter of 2022. The 2021 season inventories were minimal due to the factory closures in Vietnam during the third quarter of 2021 due to COVID-19. The increase of accounts receivables is primarily driven by the net sales growth within the wholesale sales channel.

Investing activities
Cash outflow from investing activities was CHF 82.9 million and CHF 36.4 million for the twelve-month period ended December 31, 2022 and 2021, respectively. In 2022, cash outflow from investing activities was driven by leasehold improvements and furniture and fixtures purchased in connection with new corporate offices, most notably the On Labs in Zurich and the office in Portland, and the expansion of retail stores primarily in China, Japan, U.S., UK and Switzerland, registration fees for our intellectual property including domain names, investments made into production tools in Vietnam, and trade tools made to deliver the On experience to the customer at the point of sale. In 2021, cash outflow from investing activities was primarily driven by investments in our IT infrastructure in connection with the implementation of our enterprise resource planning (ERP) system, leasehold improvements in connection with the opening of new offices, registration fees for our intellectual property and the purchase of production tools.

Financing activities
Cash inflow from financing activities was CHF 6.3 million and CHF 595.9 million for the twelve-month period ended December 31, 2022 and 2021, respectively. In 2022, cash inflow from financing activities included CHF 24.7 million in proceeds received for the sale of treasury shares to selected employees in connection with share-based compensation awards, offset by CHF 15.4 million and CHF 4.7 million, related to lease liabilities payments and interest paid, respectively. In 2021, cash inflow from financing activities primarily included CHF 618.2 million of net proceeds in connection with our IPO, offset by CHF 6.8 and CHF 13.3 million, related to equity transaction costs and lease liabilities payments, respectively.

Capital Management

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

As of December 31, 2022: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 281,976,387 were outstanding As of December 31, 2021: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 276,863,619 were outstanding	30.0	30.0	—%
As of December 31, 2022: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.5	3.5	—%
Share capital	33.5	33.5	—%
Treasury shares	(26.1)	(25.0)	4.3%
Share premium	756.9	756.9	—%
Legal reserves	33.8	11.0	207.8%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	321.8	283.6	13.5%
Capital reserves	1,105.1	1,044.0	5.8%
Other reserves	—	(3.4)	(99.2)%
Accumulated losses	(142.9)	(200.6)	(28.8)%
Equity	969.5	848.4	14.3%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2022	276,863,619	345,437,500
Sale of treasury shares related to share-based compensation	5,163,096	—
Purchase of treasury shares	(50,328)	—
Shares issued and outstanding as of December 31, 2022(1)	281,976,387	345,437,500

Awards granted under various incentive plans not yet exercised or distributed at December 31, 2022(2)	1,467,081	—
Awards granted under various incentive plans with dilutive effects at December 31, 2022(3)	2,800,649	8,823,773
(1)    As of December 31, 2022 there were 18,021,738 treasury shares held by On (December 31, 2021:23,134,506).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at December 31, 2022.
(3)    These awards are included in the basic EPS calculation for the twelve-month period ended December 31, 2022 for Class A ordinary shares and Class B voting rights shares, respectively, as the impact of the shares are considered dilutive to for the twelve-month period ending December 31, 2022. However, these awards are excluded from the diluted EPS calculation for the three-month period ended December 31, 2022 for Class A ordinary shares and Class B voting rights shares, respectively as the impact of the underlying shares is considered anti-dilutive for the three-month period ending December 31, 2022.

Share-based compensation
As a public company, we grant share-based compensation awards to our extended founder team, other members of senior management and to certain other employees to incentivize individuals based on their impact and contribution to On. As of December 31, 2022, On has recognized an increase in shareholders' equity in the balance sheet of CHF 38.3 million for share-based compensation incurred during the twelve-month period ending December 31, 2022.
For the twelve-month period ended December 31, 2022 we have recognized a share-based compensation charge of CHF 33.8 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:

• Long Term Participation Plan 2018
• Long Term Incentive Plan 2020
• Long Term Incentive Plan 2021
• Compensation of non-executive members of our board of directors
• Tax Recognition Grants Plan

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
Bank Overdraft Facilities
As of December 31, 2022, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.5 million, respectively, which expire in 2024 and 2025. All three bank overdraft facilities are fully committed. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our Net Working Capital. Any amounts drawn in excess of the committed amounts are repayable on demand.
The facilities also contain financial covenants that depend on our net equity as well as key ratios related to net debt to adjusted EBITDA and net debt to gross profit (each as defined therein). As of and during the years ended December 31, 2022 and December 31, 2021 we were in compliance with all covenants under the overdraft facilities.
The following assets have been pledged in relation to the financial liabilities resulting from the three bank overdraft facilities:

	Fiscal year ended December 31,
(CHF in millions)	2022	2021	% Change

Trade receivables	43.4	23.3	86.1%
Inventory	234.9	74.0	217.3%
Assets pledged	278.3	97.3	185.9%
As at December 31, 2022, CHF 3.1 million had been drawn under the three bank overdraft facilities in regards to rental and payment guarantees (December 31, 2021: CHF 0 million).

Contractual Obligations and Commitments
The following summarizes the significant contractual obligations and commitments as of December 31, 2022:

	Fiscal year ended December 31, 2022
(CHF in millions)	Total	Less than 1 year	1 to 5 Years	More than 5 years

Purchase obligations(1)	111.0	111.0	0.0	0.0
Lease liabilities(2)	177.7	24.4	73.6	79.7
Other financial liabilities	9.5	9.5	0.0	0.0
Lease commitments(3)	282.9	6.6	92.1	184.2
Total contractual obligations	581.1	151.5	165.7	263.9

(1)    Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of December 31, 2022.
(2)    Lease liabilities are related to storage space, various offices, retail stores, showrooms and cars. The lease commitments relate to the new showroom in Zurich, Switzerland, new regional office in Portland, USA and certain retail spaces have now commenced and are therefore presented as such on the balance sheet.
(3)    We have committed ourselves to several new lease contracts, which have not yet commenced as of December 31, 2022, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to a highly automated warehouse expansion, a new retail store and an office in North America.

Off-Balance Sheet Arrangements
As of December 31, 2022, we provided guarantees in the amount of CHF 126.1 million (December 31, 2021: CHF 2.9 million) in favor of third parties. Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of December 31, 2022.

Foreign currency risk
We are exposed to certain market risks arising from transactions in the normal course of business. The market risk we are principally exposed is fluctuations in foreign currency exchange rates.
The functional currency of our foreign subsidiaries is generally the applicable local currency. Our consolidated financial statements are presented in CHF. Therefore, the net sales, expenses, assets, and liabilities of our foreign subsidiaries are translated from their functional currencies into CHF, as a result of which the reported amounts can be affected by fluctuations in the value of the CHF. Foreign exchange differences which arise on translation of our foreign subsidiaries’ balance sheets into CHF are recorded as a foreign currency translation adjustment in accumulated other comprehensive income or loss within shareholders’ equity. The overall translation risk exposure is not deemed material.
We are also exposed to fluctuation in foreign exchange on various transactions. The majority of our transactional foreign exchange risk arises from products sourced in USD, SG&A in currencies of the countries in which they are incurred, and sales denominated in the currencies of the respective destination markets. In 2022, we generated 96% of our net sales in currencies other than CHF and in 2021, we generated 92% of our net sales in currencies other than CHF.
Based on foreign currency sensitivity analysis of the consolidated balance sheets, the financial result and net income would be impacted as follows by a 10% fluctuation in On's main currencies (excluding the impact of derivative financial instruments):

(CHF in millions)	December 31, 2022	December 31, 2021	December 31, 2020

Change in USD/CHF +10%	32.1	61.1	(7.4)
Change in USD/CHF -10%	(32.1)	(61.1)	7.4
Change in EUR/CHF +10%	1.1	0.4	(0.2)
Change in EUR/CHF -10%	(1.1)	(0.4)	0.2

C. Research and Development, Patents and Licenses
Research and development plays a key role in driving technical innovation, patents and designs of our footwear, apparel and accessories which we believe is essential to the commercial success of our products. Our in-house research and development team includes a talented team of sports scientists, engineers, material experts and designers who work on the innovation, engineering, design, and testing of our products. We also partner with leading universities and innovative suppliers to co-develop new technologies and introduce them to market. Product design is supported by a team of well-experienced people that are primarily based in Zürich, Switzerland, comprised of dedicated athletes and users of our products who embody our design philosophy and dedication to premium quality. The central tenet of our product design philosophy is to fuse high performance, comfort, sustainable materials and aesthetics, in order to provide our customers with everything they need, and nothing they do not. Our innovations and the performance they deliver have established On as a trusted brand for world-class athletes, amateur runners and customers looking for performance-infused footwear, sportswear and accessories. We incurred research, design, and development expenses of CHF 8.2 million, CHF 5.3 million and CHF 1.9 million for the years ended December 31, 2022, 2021 and 2020, respectively, which are expensed as incurred and reported in selling, general and administrative expenses in the consolidated statements of income (loss).

D. Factors Affecting Performance and Trend Information

Our growth, our financial condition and results have been, and will continue to be, affected by a number of factors, including the following:

Ability to Grow into New Geographies and to Convert Distributor Markets
Entering new geographic markets or converting distributor markets requires us to invest in personnel, marketing, and infrastructure, including additional offices, showrooms and distribution networks. Our international expansion has resulted in, and will continue to result in, increased costs and is subject to a variety of risks, including low initial brand awareness, local competition, inventory risks, website translation, multilingual customer service, potentially complex import and delivery logistics, and compliance with foreign laws and regulations. Increased costs include, but are not limited to, personnel expenses for sales and marketing teams to initially build a sales network, lacking economies of scale in distribution and supply chain and additional administration expenses. The duration of those additional costs, among others, depends on the geographical size and structure of the particular market, as well as the existing level of brand awareness. A significant portion of the investment to grow net sales is reflected in our SG&A expenses. SG&A expenses, after removing share based compensation expense, as a percentage of net sales were 46.3% for 2022 and 51.5% for 2021.

Ability to Invest
We will continue to make investments across our business to drive growth, and therefore we expect expenses to increase. We will continue to invest significant resources in our people , sales and marketing to drive brand awareness and demand for our products. Marketing expenses as a percentage of net sales were 10.7% for 2022 and 13.9% for 2021. We intend to continue to increase marketing expenses in the future, focusing on elevating brand awareness across our markets, investment in digital customer acquisition and customer experience through our retail network alongside an exciting portfolio of elite athletes. To support our growth, we also intend to continue investing in our distribution network as well as into product inventory. For example, during 2022, distribution expenses increased to CHF 151.0 million, compared to CHF 96.4 million in 2021. Additionally, in Q3 2022, in order to facilitate our future omnichannel growth in North America and lower our distribution handling cost over time through automation, we entered into a long term third party logistics and warehouse services agreement for a new fulfillment center in Atlanta (USA). Such asset will be made available for On, partially in 2023, but mainly from 2025 onwards with a highly automated warehouse solution. We intend to continue investing in new manufacturing partners, which has in the past partially resulted in, and may continue to result in, higher purchasing expenses. We also expect to continue to invest into research and development to drive innovations and product offerings. To support the expansion of our own retail network, we intend to invest into additional physical retail stores and store leases. Our corporate infrastructure is essential to our ability to take data driven decisions, enhance customer experience, and enable an efficient and collaborative working environment for our global team. We plan to continue to invest in our corporate back and front-end infrastructure.

Ability to Manage Inventory
Our ability to grow has been, and will continue to be dependent on the availability of the right inventory at the right time, at the right place. Our data driven approach to demand planning together with an integrative approach between sales, demand, and supply planning has enabled rapid growth while maintaining a premium positioning. Historically, inaccurate inventory levels have resulted in missed sales opportunities, increased distribution expenses due to a higher share of airfreighted products, increased distribution expenses, and higher discounts towards wholesale partners, as well as in higher or lower levels of working capital. Significant volatility in global supply chains over the past year have led to changes in the normal composition and amount of inventory held by On. Our inventory of CHF 134.2 million for the year ended December 31, 2021 was lower than the inventory of CHF 395.6 million for the year ended December 31, 2022 due to interruptions in production during the third quarter of 2021. Our current inventory balance reflects the purchasing of inventory for our 2023 sales. On continues to manage and mitigate supply chain risks by investing in our partner relationships and visibility of data across our supply network.

Customs and Duty Expenses
Most distribution markets that we operate in impose customs and duties on the importation of footwear and apparel products manufactured in Vietnam, China and most other countries. Although in prior fiscal years we experienced the impact of significant changes in global customs and duty rates for footwear and apparel products, including, but not limited to, higher tariffs for importing apparel from China into the United States and the implementation of the Vietnam-European Union Free Trade Agreement and customs impact from Brexit, we do not foresee any significant change to the customs and duties rates in the near future.

Seasonality
On operates two product seasons, spring-summer from January to June and fall-winter from July to December. Each season is characterized by new product launches typically in the first quarters, i.e. Q1 and Q3. On generally has a higher proportion of net sales in the second half of the fiscal year compared to the first half of our fiscal year due to the phasing of our product seasons and seasonality of demand. In 2022, the second half of our fiscal year represented 57% of our annual net sales, consistent with 2021, with a large impact due to the peak holiday season in the fourth quarter of 2022, which typically leads to higher sales in the fourth quarter relative to the rest of the year. We expect a higher share of net sales from our wholesale channel in the first and third quarters compared to the other two quarters of the year and net sales from our DTC channel to be higher in the second and fourth quarters of the year, compared to the first and third quarters.

Foreign exchange
We are also exposed to fluctuation in foreign exchange on various transactions. The majority of our transactional foreign exchange risk arises from products sourced in U.S. dollars, while selling, general and administrative expenses are realized in currencies of the countries in which they are incurred and sales are denominated in the currencies of the respective destination markets. In 2022, we generated 96% of our net sales in currencies other than CHF, an increase from 2021, when we generated 92% of our net sales in currencies other than CHF. We have a high degree of visibility into our net currency exposures. This visibility allows us to enter into derivatives to hedge our foreign currency exposure. As we continue to grow our business in existing and new geographies, we expect our foreign exchange exposures to increase. We do not apply hedge accounting and derivative instruments are recorded as financial assets or liabilities at fair value through profit or loss.

Share-based compensation expenses
As a public company, we granted and we will continue to grant share-based compensation awards to non-executive members of our board of directors, our extended founder team, other members of senior management and to certain other employees to incentivize individuals based on their impact and contribution to On. For the twelve-month period ended December 31, 2022 we have recognized a share-based compensation charge of CHF 33.8 million, primarily in connection with the granting and vesting of the options under our 2020 LTIP. In 2023, we expect the share-based compensation expense to be comparatively low in the first quarter, and then more evenly distributed across the second, third and fourth quarters, given the initial grants from the 2021 LTIP will be made towards the end of the first quarter.

Cost Inflation
We and other companies in our industry are and will continue to be affected by rising inflation rates across geographies caused by a combination of material shortages, transportation bottlenecks and rising shipping costs. We continue to work to mitigate the price increases on products with our strong partner relationships and good visibility of suppliers. We seek to continue to diversify our production partners and supplier network to reduce our reliance on single-partner relationships and provide further mitigation against inflationary price impacts. Labor expenses have also been subject to inflationary pressures due to external factors such as the COVID-19 pandemic and related labor shortages, which On seeks to continue to proactively mitigate with long-term partner relationships and the diversification of vendors across our supply chain.

E. Critical Accounting Estimates
On Holding AG prepares its consolidated financial statements in accordance with IFRS, as issued by the IASB. For more information about the critical accounting estimates and judgements, see Note 1.5 Significant accounting judgments, estimates, and assumptions of our consolidated financial statements for the fiscal year ended December 31, 2022.

Recently Adopted Accounting Pronouncements
See note 1.4 of the consolidated financial statements for the year ended December 31, 2022 included elsewhere in this Annual Report for more information on recently adopted accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
This section presents information about our executive officers and directors at December 31, 2022. The current business addresses for our directors and executive officers is Förrlibuckstrasse 190, 8005 Zurich, Switzerland.

Name	Position	Age

David Allemann	Co-Founder and Executive Co-Chairman	53
Caspar Coppetti	Co-Founder and Executive Co-Chairman	47
Olivier Bernhard	Co-Founder and Executive Director	54
Martin Hoffmann	Chief Financial Officer and Co-Chief Executive Officer	43
Marc Maurer	Co-Chief Executive Officer	41
Alex Perez	Director	52
Kenneth A. Fox	Director	52
Amy Banse	Director	63
Dennis Durkin	Director	52
Biographical information concerning the members of the executive officers and directors
David Allemann is one of our Co-Founders and has served as the Executive Co-Chairman of On since April 2021. Mr. Allemann was previously leading On as an Executive Co-Founder since January 2010. His special focus has been product creation, setting up production, design, global marketing and branding as well as the scaling of the DTC business of On. Mr. Allemann brings leadership in conceptualizing and developing our product, brand and business, and has experience in the marketing and consulting industries. Prior to joining On, Mr. Allemann served as Chief Marketing Officer for Vitra, one of the world’s iconic design furniture brands, from 2006 to 2010. Previously, Mr. Allemann served as the Managing Director of advertising agency Young & Rubicam in Switzerland from 2002 to 2006 and advised global clients as a strategy consultant at McKinsey & Company in their sports, internet and media practices from 2000 to 2002. Mr. Allemann holds a Master of Law degree from the University of Zurich and completed an AMP at INSEAD.

Caspar Coppetti is one of our Co-Founders and has served as the Executive Co-Chairman of On since April 2021. Mr. Coppetti was previously the Chairman and Global Sales Director of On since January 2010. Mr. Coppetti brings leadership in conceptualizing and developing our brand and has business experience as an executive officer in the marketing industry. Prior to joining On, Mr. Coppetti served as a Managing Partner and Chief Strategy Officer for the brand agency Young & Rubicam from 2004 to 2010. Mr. Coppetti also worked at McKinsey & Company as a Management Consultant from 2001 to 2003. Mr. Coppetti has served on the board of InnHub La Punt AG since 2018. Mr. Coppetti holds a Dr. Oec. Diploma from the University of St. Gallen.

Olivier Bernhard is one of our Co-Founders, and has served as an Executive Board Member of On since founding the company in January 2010. Mr. Bernhard brings leadership in conceptualizing and developing our brand as an athlete as well as his business experience and knowledge of premium athletic sportswear. Prior to joining On, Mr. Bernhard was a professional Triathlete and Duathlete racing on world class level. During his professional career from 1993 through 2005 he collected three World Championship, one European and 15 Swiss Championship titles in various Triathlon and Duathlon competitions involving different distances.

Martin Hoffmann has served as the Chief Financial Officer and Co-Chief Executive Officer of On since January 2021. Mr. Hoffmann joined On in July 2013 and has served as the Chief Financial Officer since joining the Company. Prior to joining On, Mr. Hoffmann served as the Chief Financial Officer of Valora Retail, a publicly traded European retail company, from November 2009 to June 2013, where he was responsible for managing the financial operations and actions. Mr. Hoffmann also worked in Business Management Consulting at CTcon GmbH, from March 2003 to October 2009. Mr. Hoffmann holds a diploma in Business Management and Computer Science from the University of Kaiserslautern.

Marc Maurer has served as the Co-Chief Executive Officer of On since January 2021. Mr. Maurer joined On in March 2013 and served as the Chief Operating Officer since joining the Company. Prior to joining On, Mr. Maurer served as Head of Business Development and Marketing for Valora Retail, a publicly traded European retail company, from April 2012 to March 2013, where he was responsible for driving the company’s business development strategy. Mr. Maurer also worked at McKinsey & Company as an Engagement Manager, from April 2007 to March 2012. Mr. Maurer serves as a Board Member of the Swiss Entrepreneurs & Startup Association since 2020. Mr. Maurer holds a Master’s in Business Administration from INSEAD.

Alexandre José da Costa Pérez has served as a member of our board of directors since December 2016 and member of the audit committee since February 2017. Mr. Pérez has business experience in the financial industry and with capital management. Mr. Pérez is the founder and Managing Partner of Point Break Capital Management LLC, which he founded in 2012. Mr. Pérez is also a limited partner in Point Break Capital LP and a member and director of Point Break Capital GP Ltd. Prior to forming Point Break Capital Management, Mr. Pérez was a founding partner of 3G Capital from 2002 to 2011. Prior to forming 3G Capital, Mr. Pérez was the Chief Financial Officer of São Carlos Empreendimentos, an investment and commercial property management company, from 1999 to 2002. Before working at São Carlos Empreendimentos, Mr. Pérez was a Private Equity Analyst for GP Investments, an alternative investment firm, from 1993 to 1999. Mr. Pérez graduated from the University of Rio de Janeiro, with a B.S. in Economics, and from the Fundação Getúlio Vargas with a Master’s in Business Administration.

Kenneth A. Fox has served as a member of our board of directors since March 2018. Mr. Fox brings experience as an investor in the consumer sector. Mr. Fox is the founder of Stripes, LLC, a growth equity firm that invests in branded consumer and SAAS companies that it believes have amazing products. Mr. Fox oversees the firm and is also actively involved with many current Stripes’ portfolio companies including Monday.com, Ltd., On Holding AG, and Udemy, Inc. Mr. Fox previously served on the board or was actively involved in many of Stripes realized portfolio companies including: Grubhub Inc. (NASDAQ:GRUB), Blue Apron Holdings, Inc. (NASDAQ:APRN) and Flatiron Health, Inc. (acquired by Roche). Mr. Fox currently serves on the board of directors of Super Nova Acquisition Company, Supernova Acquisition Co. II, Supernova Partners Acquisition Co III. Prior to forming Stripes, Mr. Fox was a Managing Director and one of the founders of Internet Capital Group, Inc. He was also the founder and Chairman of ICG Asia Ltd., a Hong Kong-listed joint venture with Hutchison-Whampoa Ltd. that Hutchison later acquired. Mr. Fox holds a B.S. in Economics from the Pennsylvania State University.

Amy Banse became a member of our board of directors in September 2021, upon the listing of our Class A ordinary shares on the NYSE. Ms. Banse brings leadership and experience in starting, investing in and building businesses and has held several executive leadership roles in doing so. Ms. Banse served as senior adviser to the executive committee of Comcast Corporation, a global media and technology company (including Comcast Ventures, LLC, its venture capital arm), from September 2020 to December 2021. She previously was an Executive Vice President at Comcast Corporation, and Managing Director and head of funds at Comcast Ventures LLC from January 2011 to September 2020.

From 2005 to 2011, Ms. Banse was Senior Vice President at Comcast Corporation and President at Comcast Interactive Media, a division of Comcast responsible for developing online strategy and operating the company’s digital properties. Ms. Banse joined Comcast in 1991 and early on held various positions at the company, including content development, programming investments and overseeing the development and acquisition of Comcast’s cable network portfolio. Ms. Banse also serves as a director of Adobe Inc, The Clorox Company and Lennar Corporation, as well as on the boards of a number of private companies. She holds a B.A. from Harvard University and a doctor of law degree from Temple University Law School.

Dennis Durkin became a member of our board of directors and chairman of the audit committee in May 2022, and previously served as a board observer from September 2021 through May 2022. Prior to that, he had served as the Chief Financial Officer of Activision Blizzard Inc (ATVI) before retiring from the company in May 2021. He originally joined ATVI as CFO in March 2012 and held that position until May 2017. He served as Chief Corporate Officer from May 2017 until January 2019. From January 2019 until his retirement, he served as Chief Financial Officer and President of Emerging Businesses. Prior to joining ATVI, from 1999 until February 2012, Mr. Durkin held a number of positions of increasing responsibility at Microsoft Corporation, most recently serving as the Corporate Vice President, and Chief Operating and Financial Officer, of Microsoft’s Interactive Entertainment Business, which included the Xbox, Xbox Live and games business. Prior to joining Microsoft’s Interactive Entertainment Business in 2006, Mr. Durkin worked on Microsoft’s corporate development and strategy team, including two years where he was based in London, England driving pan-European activity. Before joining Microsoft, Mr. Durkin was a financial analyst at Alex. Brown and Company. Mr. Durkin holds a B.A. degree in government from Dartmouth College and an M.B.A. degree from Harvard University.

B. Compensation

Principles of the Compensation of the Board of Directors and Executive Management
For the year ended December 31, 2022, the aggregate compensation accrued or paid to the members of our board of directors for services in all capacities to the company and its subsidiaries was CHF 0.5 million.
For the year ended December 31, 2022, the aggregate compensation accrued or paid to our executive officers for services in all capacities to the company and its subsidiaries was CHF 19.0 million, including CHF 15.1 million in share-based compensation under the equity incentive plans summarized below and CHF 2.1 million in short-term employee benefits including base salary, annual cash bonus as well as health care plans, insurance, car allowances or equivalent contributions.
The amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers amounted to a total of CHF 1.8 million in the year ended December 31, 2022.
We incorporate by reference into this Annual Report the information included in the sections labeled “Board of Directors Compensation” and “Executive Board Compensation” of Exhibit 99.2 to our report on Form 6-K filed with the SEC on March 21, 2023.
Pursuant to Swiss law, we are required to submit the aggregate amount of compensation of our board of directors and the aggregate amount of compensation of our executive officers to a binding say-on-pay vote by our shareholders.

Equity Incentive Plans
We do not expect to make any new grants pursuant to the LTIP 2020, LTIP 2018, LTPP 2018, OEPP 2018 and Founders' Plan (the “Prior Plans”), but those equity incentive plans will remain in effect for all outstanding equity awards previously granted thereunder. However, we intend to continue issuing new grants under our most recently adopted equity incentive plan LTIP 2021 and it may be in the best interest of the Company to issue additional grants to selected individuals from the Tax Recognition Plan

2022. See “Item 18. Financial Statements - Other Disclosures - Share-based compensation” for the exercise price of options (“Options”), detailed overview of grant dates and number of awards granted under our existing equity incentive plans.

Existing and Prior Plans
We have equity awards outstanding under the following plans:
i.On Holding AG Long Term Incentive Plan 2021 (the “LTIP 2021”),
ii.On Holding AG Tax Recognition Grants Plan ("Tax Recognition Plan 2022"),
iii.On Holding AG Founders’ Grant Plan ("Founders' Plan 2021"),
iv.On Holding AG Long Term Incentive Plan 2020-2023 (the “LTIP 2020”),
v.On Holding AG Long Term Incentive Plan 2018 (the “LTIP 2018”),
vi.On Holding AG Level Two Participation Plan (the “LTPP 2018”), and
vii.On Holding AG Employee Participation Program 2018 (the “OEPP 2018”).
Existing Plans

LTIP 2021
The LTIP 2021 was approved by our board of directors (the “Board”) on September 13, 2021, and provides for the grant of restricted stock units (“RSUs”) and performance stock units (“PSUs”). The purpose of the LTIP 2021 is to attract, retain and motivate high quality personnel by providing them with equity ownership opportunities and performance-based incentives to increase their commitments for and in the best interest of the Company and its subsidiaries.

Plan Administration: The LTIP 2021 is administered by the nomination and compensation committee of the Board (the “Committee”), who has the power and authority to establish rules and regulations and nominate such persons as it deems appropriate for the administration and operation of the LTIP 2021.

Eligibility: Members of the Company’s executive committee and selected employees of the Company and its subsidiaries.

Vesting: The RSUs will vest in three equal annual installments on each of the date of grant and the first and second anniversary of the date of grant subject to a participant’s continued employment. The PSUs will vest on the third anniversary of the grant date subject to a participant’s continued employment through such date and the achievement performance goals over a three-year performance period.

Terminations of Employment: Except as set forth below, in the event a participant’s employment with the Company is terminated, all unvested RSUs and PSUs will be forfeited as of the date of the participant’s termination (the “Termination Date”); provided that for participants that are subject to U.S. taxation, the forfeiture date of the unvested RSUs and PSUs, as applicable will be the date in which the notice of termination has been given by the participant or the Company (the “Notification Date”).

Notwithstanding the foregoing, as it relates to PSUs, in the event the participant’s Termination Date occurs within twelve (12) months of the end of the applicable performance cycle, for a participant who is a “Good Leaver” (as such term is defined in the 2021 LTIP and the U.S. Supplement thereto), their PSUs will vest based on actual performance as determined at the end of the performance cycle, which amount will be prorated based on the number of days the participant was employed during the performance cycle.

In the event a participant’s employment relationship with the Company is terminated for “cause”, or the participant becomes a “competitor” with the Company within a year following the participant’s termination of employment, then all RSUs and PSUs will be forfeited as of the Notification Date.

Amendment: The Board may make amendments to the LTIP 2021 that may be necessary to comply with or conform to applicable laws and also has the authority to modify the LTIP 2021 and amend the terms of any RSUs or PSUs granted under the LTIP 2021, provided that no amendment or modification may adversely affect a participant’s rights under the LTIP 2021.

Effect of a Change of Control: In the event of a “change of control” (as such term is defined in the LTIP 2021), unless otherwise decided by the Board in its discretion, the LTIP 2021 will terminate and the RSUs and PSUs granted under the LTIP 2021 will vest as follows: (i) the next tranche(s) of unvested RSUs scheduled to vest after the change of control will vest in full and (ii) a pro rata portion of the target number of PSUs will vest based on the number of full months the participant was employed in the relevant performance period prior to the change of control.

Tax Recognition Plan 2022
The Tax Recognition Plan was approved by our Board on December 14, 2022, and provided the grant of 127,297 of Class A ordinary shares on December 19, 2022 to certain employees of the Company and of its subsidiaries who were subject to elevated tax obligations in connection with prior grants of equity incentive awards or free shares vesting in connection with the Company's initial public offering. The Board approved for the Tax Recognition Plan to consist of up to a maximum of 200,000 Class A ordinary shares of the Company. While the vast majority of individuals subject to these elevated tax obligations have been identified and form part of the grant on December 19, 2022, selected additional grants from the Tax Recognition Plan may be in the best interests of the Company. This in particular relates to potential further individual cases being identified in additional jurisdictions. None of the executive officers participated in the Tax Recognition Plan.

Prior Plans

Founders' Plan 2021
The Founders' Plan 2021 was approved by our Board on August 22, 2021, and provided for the grant of 669,648 of Class A ordinary shares on October 1, 2021 to employees of the Company and of its subsidiaries who on the first trading day (the "IPO Date”) of the Company’s Class A ordinary shares were not eligible under one of the existing incentive plans discussed above, as a “thank you” for their contribution to a successful IPO. Eligible employees included those who had an ongoing employment relationship with the Company or one of its subsidiaries at the IPO Date and had a seniority of at least six months or who had not been part of an one of the Equity Plans discussed above in the past for a period of at least six months but may have participated in an Equity Plan as of the IPO Date and who were in an ongoing employment relationship with the Company or one of its subsidiaries at the IPO Date. The Founders’ Plan vested upon grant and settled out of treasury shares upon vesting. None of the executive officers participated in the Founders’ Plan 2021.

LTIP 2020
The LTIP 2020 was approved by our Board on July 8, 2020 and amended on August 22, 2021, and provides for the grant of Options to acquire the Company’s Class A ordinary shares or Class B voting rights shares. The LTIP 2020 is administered by the Compensation Committee and all outstanding Option under LTIP 2020 are currently vested. 2,694,843 Class A Options and 5,259,830 Class B Options have been granted to the Company's executive committee and selected employees of the Company and its subsidiaries since December 31, 2021. As of December 31, 2022, there were 4,939,564 Class A

Options and 15,812,500 Class B Options outstanding under the LTIP 2020. No additional Options will be granted pursuant to the LTIP 2020. The Committee may from time to time make amendments to the LTIP 2020 that may be necessary to comply with or conform to applicable laws. The Compensation Committee also has the authority to modify the LTIP 2020 and amend the terms of any Options granted under the LTIP 2020, provided that no amendment or modification may adversely affect the participant’s rights under the LTIP 2020.

LTIP 2018
The LTIP 2018 was approved by our Board on July 23, 2018 and amended on November 1, 2019, February 13, 2021 and on August 22, 2021 and provides for the grant of Options. The LTIP 2018 is administered by the Compensation Committee and all outstanding Option under LTIP 2018 are currently vested. We have made no grants under the LTIP 2018 since December 31, 2021. As of December 31, 2022, there were 360,000 Options outstanding under the LTIP 2018. No additional Options will be granted pursuant to the LTIP 2018. The Compensation Committee may from time to time make amendments to the LTIP 2018 that may be necessary to comply with or conform to applicable laws. The Compensation Committee also has the authority to modify the LTIP 2018 and amend the terms of any Options granted under the LTIP 2018, provided that no amendment or modification may adversely affect the participant’s rights under the LTIP 2018.

LTPP 2018
The LTPP 2018 was approved by our Board on July 23, 2018 and amended on February 13, 2021 and on August 22 2021. Non-U.S. participants receive grants of Options under the LTPP 2018 and U.S. participants receive Phantom Shares (as such term is defined in the LTPP 2018). We have made no grants under the LTPP 2018 since December 31, 2021. The LTPP 2018 is administered by the Compensation Committee. In 2021, all Phantom Shares were exchanged for RSUs. As of December 31, 2022 there were 1,248,750 Options and RSUs outstanding under the LTPP 2018. The LTPP 2018 has no limit on the shares available for issuance, but no additional Options or RSUs will be granted pursuant to the LTPP 2018. Options granted under the LTPP 2018 generally will vest on the third anniversary of the grant date. The expiration date of awards under the LTPP 2018 is the tenth anniversary of the grant date. The Compensation Committee may from time to time make amendments to the LTPP 2018 that may be necessary to comply with or conform to applicable laws. The Compensation Committee also has the authority to modify the LTPP 2018 as necessary to conform to the applicable shareholders’ agreement, provided that no modification may adversely affect a participant.

OEPP 2018
The OEPP 2018 was approved by our Board on July 23, 2018 and was amended on November 1, 2019 and in August 2021. Level 3 CM employees (as provided in the OEPP 2018) of the Company and its subsidiaries are eligible to participate and receive grants of Phantom Shares (as such term is defined in the 2018 OEPP). We have made no grants under the OEPP 2018 since December 31, 2021 and no additional Phantom Shares will be granted pursuant to the OEPP 2018. The OEPP 2018 is administered by the Compensation Committee. As of December 31, 2022, there were 15,000 Phantom Shares outstanding under the OEPP 2018, all of which are vested. The IPO led to a full vesting of the Phantom Shares and all Phantom Shares were largely settled in Class A ordinary shares of the Company.

C. Board Practices

Board of Directors
Our board of directors is composed of seven members. Each director is elected for a term ending at the next annual general meeting of shareholders. The current term of all of our directors will end at our next annual general meeting of shareholders in May 2023, at which time reelection will be possible. There are no family relationships among any of our directors or executive officers.
We are a foreign private issuer under the rules of the SEC and in accordance with the NYSE listing standards, we rely on home country governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 10. Additional Information - Memorandum and Articles of Association.”

Committees

Audit Committee
The audit committee currently consists of Dennis Durkin (chairman of the audit committee) and Alex Perez. The primary functions of the audit committee include overseeing our accounting and financial reporting processes, system of internal controls over financial reporting, risk management processes and the audits of our financial statements. In addition, the audit committee is also directly responsible for the selection and nomination of our independent registered public accounting firm for election by the general meeting of shareholders, as well as the supervision and compensation and oversight of the work of our external auditors, including evaluation regarding external auditors' fulfillment of the necessary qualifications and independence. The audit committee is also responsible for reviewing, approving or ratifying any related party transactions. The board of directors has determined that each of Dennis Durkin and Alex Perez is considered an “audit committee financial expert,” as such term is defined in the rules of the SEC. Our board of directors has also determined that each of Alex Perez and Dennis Durkin satisfies the "independence" requirements set forth in Rule 10A-3 of the Exchange Act and NYSE listing standards.

Nomination and Compensation Committee
The nomination and compensation committee, which consists of David Allemann, Amy Banse, Kenneth Fox and Alex Perez, supports our board of directors by preparing and periodically reviewing our compensation policies and principles and the performance criteria related to compensation, as well as periodically reviewing their implementation. The nomination and compensation committee also submits proposals and recommendations to our board of directors regarding the individual compensation of members of our board of directors and our executive officers, and prepares proposals to the annual general meeting of shareholders regarding the aggregate compensation of the members of the board of directors and our executive officers. The nomination and compensation committee may submit proposals to the board of directors on other compensation-related matters as well. Swiss law requires that we have a compensation committee, so in accordance with the NYSE listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from the NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the nomination and compensation committee were elected at our last AGM held on May 24, 2022 for a term until the next annual general meeting of shareholders, and the members of the nomination and compensation committee will be elected annually by our annual general meeting of shareholders. The board of directors appoints the chair of the nomination and compensation committee and fills any vacancies until the following annual general meeting of shareholders.

D. Employees

Our strongest asset is our team. We have been able to attract, retain and motivate individuals with a diverse background and skills that together build high performing teams. Our exceptional human capital is carefully assessed through a robust interview process and developed throughout their journey at On. We endeavor to incentivize individuals based on their impact and contribution to On through equity compensation and other incentives.
Our core spirits call on each of our employees to care for each other and our customers. We believe that creative solutions are best achieved by diverse teams working together. Diversity of thoughts, backgrounds, perceptions and ideas helps us create the technologies and innovations and helps our business thrive.
We partner with suppliers who share our commitment to ethical business conduct, fair labor practices, proven environmental, health, and safety practices and environmental sustainability. We also specifically condemn human trafficking and abuse of child labor. We recognize the importance of eliminating forced labor within the supply chain and its increasing significance. Our supplier code of conduct prohibits the use of forced labor, and we will not knowingly conduct business with vendors or factories that use forced labor. We expect all of our vendors and suppliers to conduct sufficient due diligence in their supply chains to ensure compliance with our vendor code of conduct, and we continue to expand our due diligence activities and vendor engagement and training on this important issue. Moreover, we seek to work with third-party suppliers and factories that are committed to providing fair and safe working conditions, and that demonstrate strong business ethics and transparency in their manufacturing practices. We are subject to, and comply with, local labor law requirements in all countries in which we operate. We consider our employee relations to be good and we have not experienced any work stoppages.

The number of employees by geographic location as of the end of the period for our fiscal years ended December 31, 2022 and 2021 was as follows:

	Year ended December 31,
in FTE	2022	2021[1]	2020[1]

On studio and lab (Headquarters)	669	474	345
Europe	318	202	128
North America	366	267	166
Asia-Pacific	334	202	98
Rest of the world	14	12	7
Total employees (full-time equivalents)	1,701	1,158	744
thereof females	48.8%	47.8%	46.3%
thereof males	50.7%	51.7%	53.7%
thereof others	0.5%	0.5%	—
Number of nationalities	79	65	52
Average age	34	33	34
1 2021 and 2020 FTE amounts have been updated to be classified by physical geographic location, as in previous reporting FTEs were classified by the region they worked for.

E. Share Ownership
The information set forth under "Item 6. Directors, Senior Management and Employees - Compensation” and "Item 7. Major Shareholders and Related Party Transactions” is incorporated by reference.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders

Security Ownership
The following table presents information relating to the beneficial ownership of our Class A ordinary shares and Class B voting rights shares as of December 31, 2022:

•each person, or group of affiliated persons, known by us to own beneficially 5% or more of     our outstanding Class A ordinary shares or Class B voting rights shares;
•each of our executive officers and directors; and
•all executive officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.
The percentage of outstanding Class A ordinary shares and Class B voting rights shares beneficially owned is computed based on 281,976,387 Class A ordinary shares and 345,437,500 Class B voting rights shares outstanding as of December 31, 2022. Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of December 31, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. The numbers and percentages below will not foot due to the unique calculus required by Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated below, the business address for each beneficial owner is On Holding AG, Förrlibuckstrasse 190, 8005 Zurich, Switzerland.

Shareholders	Class A Ordinary Shares	%	Class B Voting Rights Shares	%	% of Total Voting Power	% of Total Economic Ownership

Executives:
Olivier Bernhard	7,160,662	2.5%	113,725,000	32.6%	19.2%	5.8%
Caspar Copetti	5,476,912	1.9%	107,475,000	30.8%	17.9%	5.1%
David Allemann	5,483,389	1.9%	101,225,000	29.0%	16.9%	4.9%
Martin Hoffmann	3,080,104	1.1%	19,412,500	5.6%	3.6%	1.6%
Marc Maurer	2,560,142	0.9%	19,412,500	5.6%	3.5%	1.4%
5% or Greater Shareholders:
FMR LLC(1)	28,176,424	10.0%	—	—%	4.5%	8.9%
Entities associated with Stripes(2)	20,604,166	7.3%	—	—%	3.3%	6.5%
Carlos Alberto da Veiga Sicupira(3)	19,833,971	7.0%	—	—%	3.2%	6.3%
Marc Lemann(4)	18,002,457	6.4%	—	—%	2.9%	5.7%
Other Directors:
Kenneth A. Fox(5)	20,662,444	7.3%	—	—%	3.3%	6.5%
Alex Perez(6)	13,680,192	4.9%	—	—%	2.2%	4.3%
Dennis Durkin	69,272	—%	—	—%	—%	—%
Amy Banse	51,690	—%	—	—%	—%	—%
All directors and executive officers as a group (nine persons)	58,224,807	20.5%	361,250,000	100.0%	65.0%	29.5%

(1)    As of December 30, 2022, FMR LLC had sole voting and dispositive power over 28,176,424 Class A ordinary shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, control, directly or through trusts, approximately 49% of the voting power of FMR LLC. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. This information is based on a Schedule 13G/A filed by FMR LLC with the SEC on February 9, 2023.
(2)    Consists of (i) 10,068,333 Class A ordinary shares held by Stripes III, LP, (ii) 10,068,333 Class A ordinary shares held by Stripes IV, LP and (iii) 467,500 Class A ordinary shares held by Stripes Secondary Holding I LP. Stripes III, LP is controlled by its general partner Stripes GP III, LLC. Stripes IV, LP is controlled by its general partner Stripes GP IV, LLC. Stripes Holdings, LLC controls and is the managing member of Stripes GP III, LLC and Stripes GP IV, LLC. Stripes Secondary Holdings I, LP is controlled by its general partner Stripes Secondary Holdings GP I, LLC. Stripes Secondary Holdings GP I, LLC is controlled by Stripes GP III, LLC and Stripes GP IV, LLC. Stripes GP III, LLC and Stripes GP IV, LLC are controlled by Stripes Holdings, LLC. Kenneth A. Fox, a member of our board of directors, controls Stripes Holdings LLC and has sole voting and dispositive power over such shares. The address for the Stripes entities is c/o Stripes, LLC, 40 10th Avenue New York, NY

10014. This information is based on a Schedule 13G filed with the SEC on February 14, 2023.
(3)    Consists of (i) 19,712,048 Class A ordinary shares held by CHL Investment Fund Ltd. ("CHL") and (ii) 121,923 Class A ordinary shares beneficially owned by Mr. Sicupira's spouse, of which Mr. Sicupira may be deemed to share beneficial ownership. CHL is an investment fund, whose majority shares are beneficially owned by Mr. Sicupira. The address for Carlos Alberto da Veiga Sicupira is Rua Dr. Renato Paes de Barros, 1017, 15th floor, Sao Paulo, Brazil. The address for CHL is Goodman's Bay Corporate Centre, 2nd Floor, 309 West Bay Street, PO Box SP61567, Nassau, Bahamas. This information is based on a Schedule 13G filed with the SEC on January 13, 2022.
(4)    Consists of 18,002,457 Class A ordinary shares held by MAAI Ltd. ("MAAI"). MAAI is a company controlled by Marc Lemann. The address for Marc Lemann is Rua Dr. Renato Paes de Barros, 1017, 15th floor, Sao Paulo, Brazil. The address for MAAI is C/O BVC Services Ltd., Bahamas Financial Centre, 2nd Floor, Shirley & Charlotte Streets, PO Box  N-1175, Nassau, Bahamas. This information is based on a Schedule 13G filed with the SEC on December 30, 2021.
(5)    Consists of (i) the Class A ordinary shares identified in footnote (2) above and (ii) 58,278 Class A ordinary shares held by Mr. Fox in his capacity as a member of the board of directors.
(6)    Consists of (i) 12,743,573 Class A ordinary shares held by Mr. Perez in his capacity as a member of the board of directors, (ii) 877,979 Class A ordinary shares held by Point Break Capital LP ("PBC LP") and (iii) 58,640 Class A ordinary shares held by Point Break Capital GP Ltd ("PBC GP Ltd"). Mr. Perez is the owner of Point Break Capital Management LLC (“PBCM LLC”), an SEC registered investment adviser that provides discretionary investment management services to PBC LP. Under the terms of the investment management agreement between the entities, PBCM LLC has authority to vote proxies for all securities held by PBC LP. Mr. Perez is also a member and director of PBC GP Ltd, holding joint discretion over the assets of that entity. None of PBC GP Ltd's directors (including Mr. Perez) have authority to act singly to represent PBC GP Ltd or to manage its investment in On. The address for Alex Perez and PBCM LLC is c/o Point Break Capital Management LLC, 3550 Biscayne Blvd., Suite 600, Miami, FL 33137.

Significant Changes in Ownership
According to a Schedule 13G filed with the SEC on February 14, 2023, HHLR Advisors Ltd. and
Hillhouse Investment Management Ltd. no longer beneficially own more than 5% of our Class A ordinary shares. To our knowledge, and based on Section 13 filings with the SEC, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no other significant changes in the percentage ownership held by any major shareholder during the past three years.

Holders
As of December 31, 2022, we had 22 shareholders of record. We estimate that as of December 31, 2022, approximately 92% of our outstanding Class A ordinary shares are held by 10 U.S. record holders. This estimation takes into account that any Class A ordinary shares held by the Executives shown in the table above are not held by a U.S. holder. Since some of the shares are held by nominees, the number of shareholders may further not be representative of the number of beneficial owners.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2020 with any of our executive officers, directors or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under "Item 6. Directors and Senior Management.”

Related Person Transaction Policy
Our related person transaction policy states that any related person transaction must be reviewed and approved or ratified by our audit committee or board of directors. In determining whether to approve or ratify a transaction with a related person, our audit committee or board of directors will consider all relevant facts and circumstances, including, without limitation, the commercial reasonableness of the terms of the transaction, the benefit and perceived benefit, or lack thereof, to us, the opportunity costs of an alternative transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person. Our audit committee or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.
Upon the effective date of the Swiss corporate law reform (see “Item 3 – Key Information – D. Risk Factors, - VI. Risk associated with securities market and ownership of our Class A ordinary shares – (iv) Swiss corporate law”), the members of the board of directors and the executive committee will be required to immediately and fully inform the board of directors about conflicts of interests concerning them. The board of directors will furthermore be required to take measures in order to protect our interests.

Employment Agreements
In connection with the completion of our public offering in 2021, we entered into employment agreements with certain of our executive officers. Each of these agreements provide for a base salary and annual performance cash bonus opportunity (with target and maximum bonus opportunities), as well as participation in certain pension and long term equity incentive plans and certain other benefits. These agreements generally require 12 months advance notice of termination. The employment agreements also provide for covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination of employment. We will be required to pay our executive officers compensation for their covenant not to compete with us following termination of employment.

Indemnification Agreements
We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements and our amended and restated articles of association require us to indemnify our executive officers and directors to the fullest extent permitted by law.

Shareholders’ Agreement
We have entered into a shareholders’ agreement with our extended founder team in connection with our IPO in 2021. Pursuant to the terms of the shareholders’ agreement, the members of our extended founder team have agreed to vote together on those matters that will be put for a vote in our shareholders’ meetings. In particular, if with regard to a specific matter at least 50% or more of the extended founder team and the simple majority of the voting rights of the extended founder team represented at the meeting of the extended founder team resolve to vote in a specific manner, each member of the extended founder team would be required to vote at the shareholders’ meeting on such matter accordingly. If at the meeting of the extended founder team no such quorum is reached, the extended founder team would be required to vote (i) for the motions of the board of directors of the Company at the shareholders’ meeting as set forth in the invitation to such meeting, or (ii) if a motion is requested by a shareholder, according to the recommendations of the board of directors (except for elections to the board of directors, as to which the extended founder team may vote individually).

Moreover, pursuant to the terms of the shareholders’ agreement, the members of the extended founder team are required to vote for a conversion of all Class B voting rights shares into Class A ordinary shares no sooner than 13 months and no later than 24 months following the occurrence of any of the following events, which we refer to as the “general sunset events”:
•the extended founder team ceases to hold at least 65% of the aggregate number of Class B voting rights shares held by them immediately following our IPO; or
•fewer than two of the initial holders of Class B voting rights shares continue to hold Class B voting rights shares.

In addition to the general sunset events, the shareholders’ agreement includes additional restrictions that apply individually to each member of the extended founder team. In particular, the shareholders’ agreement also provides for “individual sunset events,” which include the following events:

•an individual member of the extended founder team ceases to hold at least 65% of the number of Class B voting rights shares held by such individual immediately following our IPO;
•a member of the extended founder team is subject to a final non-appealable conviction for fraud, theft, misappropriation and/or criminal mismanagement against the Company and/or its controlled affiliates; and
•a member of the extended founder team dies or is incapacitated in a manner that causes such member to permanently, but not temporarily, be unable to exercise such member’s function as an executive or board member.

In each case, such member (or such member’s heirs) would be required to offer his Class B voting rights shares for sale to the other members of the extended founder team, or request conversion of the Class B voting rights shares into Class A ordinary shares no sooner than 13 months and no later than 24 months following the occurrence of such individual sunset event.

The shareholders’ agreement provides that as long as a co-founder continues to hold at least 65% of the number of Class B voting rights shares held immediately following our IPO, such co-founder shall be entitled to a seat on the board of directors of the Company and that the members of the extended founder team undertake to vote for such co-founder’s election or re-election (as applicable) to the board of directors of the Company, subject to limited exceptions, including in the case of certain criminal convictions.

In addition, the shareholders’ agreement also provides members of our extended founder team with a right of first refusal to purchase shares of Class B voting rights shares that are intended to be sold or transferred by other members of our extended founder team, subject to certain exceptions.

Conversion of Class B voting rights shares into Class A ordinary shares requires approval at a general meeting of shareholders. If such conversion is approved, ten (10) Class B voting rights shares will be converted into one (1) Class A ordinary shares. The conversion ratio is strictly based on the different par value of the shares and there will be no separate consideration for the increased voting right power of the Class B voting rights shares. If the conversion is not approved at the general meeting of shareholders, the holder of the Class B voting rights shares may sell such shares to any third party (subject to compliance with applicable law).

Other Related Party Transactions
For additional information on related party transactions, see Note "6.5 Related parties" in the Company’s annual consolidated financial statements contained in this Annual Report on Form 20-F.

C. Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements".

Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Dividends and Dividend Policy
We have never declared or paid cash dividends on our share capital. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future proposals at our shareholders’ meeting regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Under Swiss law, any dividend must be approved by our shareholders.

B. Significant Changes
No significant changes, other than as otherwise described in this Annual Report, have occurred in our operations since the date of our financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
On Holding AG’s Class A ordinary shares have been listed on the NYSE under the symbol “ONON” since September 15, 2021. Prior to that date, there was no public trading market for our Class A ordinary shares.

B. Plan of Distribution
Not applicable.

C. Markets
See “—Item 9.A Offer and Listing Details” above.

D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
We have a share capital of CHF 33.5 million, divided in 299,998,125 authorized Class A ordinary shares, CHF 0.10 par value, of which 281,976,387 are outstanding, and 345,437,500 authorized and outstanding Class B voting rights shares, CHF 0.01 par value. The company is registered in the commercial register of the canton of Zurich.

B. Memorandum and Articles of Association
When we refer to our articles of association in this Form 20-F, we refer to our amended and restated articles of association dated as of May 24, 2022.

Stated objects or purposes
We are incorporated as a corporation (Aktiengesellschaft) under the laws of Switzerland and our affairs are governed by the provisions of our articles of association, as amended and restated from time to time, our organizational regulations and by the provisions of applicable Swiss law.
As provided in our articles of association, subject to Swiss law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, have full rights, powers and privileges. Our registered office is Förrlibuckstrasse 190, 8005 Zurich, Switzerland.

Directors
The members of the board of directors and the co-chairmen are elected annually by the general meeting of shareholders for a period until the completion of the subsequent annual general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.

Powers
The board of directors has the following non-delegable and inalienable powers and duties:
•to ultimately manage the Company and issue the necessary directives;
•to determine the Company's organization;
•to structure the accounting systems, the reporting systems, financial controls as well as the financial planning of the Company;
•to appoint and remove the persons entrusted with the management and representation of the Company;
•to exercise the ultimate supervision over the persons entrusted with the management, in particular with respect to compliance with the law and with the articles of association, organizational regulations or any directives, policies or guidelines;
•to prepare the annual report (including, to the extent required, the management report, the consolidated financial statements, the annual statements, and the compensation report), and receive the report of the statutory auditors as well as of the reports of the board committees;

•to prepare the general meetings of shareholders, and to implement the general meetings' resolutions;
•to file a moratorium request and notify the court in case of insolvency or over-indebtedness;
•to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-up shares;
•to pass resolutions confirming increases in share capital or changes of the currency of the share capital and amending the articles of association in that respect;
•to resolve on any other matter which is subject to board resolution pursuant to the articles of association or mandatory law.

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular the direct management, to a single or to several of its members, committees or to third parties (such as executive officers) who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law and our articles of association, details of the delegation and other procedural rules such as quorum requirements have been set in the organizational regulations established by the board of directors.

Shareholder rights
Pursuant to Swiss law and our articles of association, one or more shareholders whose combined shareholdings represent 0.5% of the voting rights or of our share capital may request that an item be included in the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be in writing and must be received by us at least 60 calendar days in advance of the meeting.
Our business report, the compensation report and the auditors' report must be made available electronically for inspection by the shareholders no later than 20 days prior to the general meeting of shareholders. If such documents are not available electronically, a shareholder may request that a copy is sent to it.

Dividend Rights
Our board of directors may propose to shareholders that a dividend or other distribution be paid, but cannot itself authorize distributions. Dividend payments require a resolution passed by an absolute majority of the voting rights represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. Dividends that have not been collected within five years after their payment date shall inure to the Company.

Voting Rights
Each of our shares entitles a holder to one vote in the general meeting of the shareholders, irrespective of the par value of such shares. Our shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in the share register prior to the applicable cut-off date to be determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy representative (annually elected by the general meeting of shareholders), by its legal representative or by a third party, who does not need to be a shareholder, with due authorization to act as proxy. The chairman of the general meeting of the shareholders has the power to decide whether to recognize a power of attorney.

Transfer of Shares
Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules.
Voting rights may be exercised only after a shareholder (including nominee) or usufructuary has been entered in the share register with its name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. For a discussion of the restrictions applicable to the control and exercise of voting rights, see “—Articles of Association—Voting Rights.”

Inspection of Books and Records
Under the Swiss Code of Obligations (the "CO"), a shareholder has a right to inspect the share register with respect to its own shares and otherwise to the extent necessary to exercise its shareholder rights. No other person has a right to inspect the share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets and other legitimate interests.

Special Investigation
If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder who has already exercised its inspection rights may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court at our registered office (currently Zurich, Canton of Zurich, Switzerland) to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 5 % of our share capital or the voting rights may request that the court appoint a special examiner. This threshold was lowered from 10% to 5% as part of the comprehensive reform of the Swiss corporation law, effective Jan 1, 2023. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive committee infringed the law or our articles of association and thereby caused damages to the Company or the shareholders.
The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Shareholders’ Rights to Bring Actions for the Benefit of the Company
According to the CO, an individual shareholder may bring an action, in its own name and for the benefit of the Company, against the Company’s directors, officers or liquidators for the recovery of any losses we have suffered as a result of the intentional or negligent breach by such directors, officers or liquidators of their duties.

Compulsory Acquisitions; Appraisal Rights
Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented.
If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such a transaction.
Swiss corporations may be acquired by an acquirer through the direct acquisition of the shares of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger with the approval of holders of 90% of the issued shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request a competent court to determine a reasonable amount of compensation.
In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:
•a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
•our assets, after the divestment, are not invested in accordance with our corporate purpose as set forth in the articles of association; and
•the proceeds of the divestment are not earmarked for reinvestment in accordance with our corporate purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our corporate purpose.
A shareholder of a Swiss corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. The action must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. The filing of the action will not prevent completion of the merger or demerger. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

Changes to shareholder rights

Ordinary Capital Increase, Authorized and Conditional Share Capital
Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within six months of the respective general meeting in order to become effective. Under our articles of association and Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the voting rights represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or by way of set-off with a debt of the Company, when shareholders’ statutory pre-emptive subscription rights or advance subscription rights are limited or withdrawn, or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.
Furthermore, under the CO, our shareholders, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may authorize our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the existing share capital registered in the Commercial Register in the form of:
•conditional share capital (bedingtes Aktienkapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or to our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); and/or
•authorized share capital (genehmigtes Aktienkapital) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval. As of January 1, 2023 the authorized share capital has been abolished and replaced by the capital band (Kapitalband). Existing authorized share capital may remain in place until it expires but it may no longer be renewed and no new authorized share capital may be created.

As of January 1, 2023, our shareholders, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may create a capital band (Kapitalband) authorizing our board of directors at any time within 5 (five) years to increase or decrease the share capital of the Company by a maximum amount of 50% of the existing the share capital registered in the Commercial Register.

Pre-Emptive and Advance Subscription Rights
Pursuant to the CO, shareholders have pre-emptive subscription rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of such conversion rights, convertible bonds or similar debt instruments.
A resolution passed at a general meeting of shareholders by two-thirds of the voting rights represented and the absolute majority of the par value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive subscription rights and/or advance subscription rights in certain circumstances.
If pre-emptive subscription rights are granted, but not exercised, the board of directors may allocate the unexercised pre-emptive subscription rights at its discretion.

Shareholder meetings
The general meeting of shareholders is our supreme corporate body. Under Swiss law, an annual general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this generally means on or before June 30. In addition, extraordinary general meetings of shareholders may be held.
The following powers are vested exclusively in the general meeting of shareholders:
•adopting and amending the articles of association, including changing the company’s purpose or registered seat;
•electing and de-selecting the members of the board of directors, the co-chairmen of the board of directors, the members of the nomination and compensation committee, the auditors and the independent proxy;
•approving the business report, the annual statutory and consolidated financial statements and determining the allocation of profits shown on the balance sheet, in particular with regard to dividends;
•determining interim dividends and approving the interim financial statements required thereof;
•passing resolutions on the repayment of the statutory capital reserve (gesetzliche Kapitalreserve);
•resolving to delist the Company's equity securities;
•approving the aggregate amount of compensation for the members of the board of directors and the executive committee;
•discharging the members of the board of directors and the executive committee from liability with respect to their conduct of business; and

•deciding matters reserved for the general meeting of shareholders by law or the articles of association or submitted by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or the general meeting of shareholders or, under certain circumstances, by the company’s auditors, liquidator or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 5% of the share capital or of the voting rights of our share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and the statutory capital reserves (gesetzliche Kapitalreserve) and reserves from retained earnings (gesetzliche Gewinnreserve) are not covered by our assets.

Voting and Quorum Requirements
Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of voting rights represented at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.
Under Swiss law and our articles of association, a resolution of the general meeting of the shareholders passed by two-thirds of the voting rights represented at the meeting and the absolute majority of the par value of the shares represented is required for:
•amending the Company’s corporate purpose;
•creating or cancelling of voting right shares;
•a consolidation of shares;
•cancelling or amending the transfer restrictions of shares;
•creating conditional share capital or a capital band;
•increasing share capital out of equity, against contributions in-kind or through contribution by set-off and granting specific benefits;
•a change of the currency of the share capital;
•a conversion of participation certificates into shares;
•introducing a provision in the articles of association regarding the holding of the shareholders' meeting abroad;
•an introduction in the articles of association of the casting vote of the chairperson at the general meeting of the shareholders;
•limiting or withdrawing shareholders’ pre-emptive subscription rights;
•changing the Company’s registered office;
•dissolving or liquidating the Company;
•delisting of the shares; and
•introduction of an arbitration clause in the articles of association.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of October 3, 2003, as amended (the “Swiss Merger Act”). See “—Articles of Association— Compulsory Acquisitions; Appraisal Rights.”
In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.

Hybrid, Multilocal and Virtual Shareholders' Meeting

Since January 1, 2023 a shareholders' meeting may take place at several locations simultaneously, if the votes of the participants are immediately transmitted in sound and image to all meeting venues (multilocal shareholders' meeting). Furthermore, if the board of directors designates an independent proxy representative in the invitation to the general meeting of shareholders and the articles of association contain the necessary provisions in accordance with Swiss law, a shareholders' meeting may be held abroad. The board of directors may previse that shareholders, which are not present at the meeting venue of the shareholders' meeting may exercise their rights electronically (hybrid shareholders' meeting). A virtual shareholders' meeting without a physical meeting venue but using electronic means (virtual shareholders' meeting) is possible if the articles of association include the necessary provisions and the board of directors designates an independent proxy representative in the invitation to the general meeting of shareholders. The board of directors must regulate the use of electronic means and ensure that (i) the identity of the participants is established; (ii) the votes cast are immediately transmitted; (iii) each participant may submit requests and participate in the discussion; and (iv) the results cannot be forged.

Convocation
General meetings of shareholders must be convened by the board of directors at least 20 days before the date of the meeting. The general meeting of shareholders is convened by way of an invitation appearing in our official publication medium, currently the Swiss Official Gazette of Commerce.
Registered shareholders may also be informed by ordinary mail or e-mail. The invitation to a general meeting of shareholders must state (i) the date, the beginning, the type and the place of the general meeting, (ii) the items on the agenda, (iii) the motions to be decided by the shareholders together with a brief statement of the reasons therefor and, in case of elections, the names of the nominated candidates, and (iv) the name and address of the independent proxy representative. A resolution on a matter that is not on the agenda may not be passed at a general meeting of shareholders, except for motions to convene an extraordinary general meeting of shareholders, to initiate a special investigation or to elect the auditors, regarding which the general meeting of shareholders may vote at any time. No previous notification is required for motions concerning items included in the agenda or for debates that do not result in a vote.
All of the owners or representatives of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders (a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting. As of January 1, 2023, shareholders may also pass resolutions in written or electronic form without complying with the formal requirements for convening general meetings of shareholders provided no shareholder requests the deliberation at a general meeting of shareholders.

Limitations
There are no limitations under the CO or our articles of association on the right of non-Swiss residents or nationals to own or vote shares other than the restrictions applicable to all shareholders.

Disclosure of shareholdings
The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading, or the Financial Market Infrastructure Act (the “FMIA”), do not apply to us since our shares are not listed on a Swiss exchange and there is no longer a requirement under Swiss law to disclose significant shareholders and their shareholdings in the notes to their statutory annual financial statements.

Differences in the law

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Obligationenrecht) and the Swiss Ordinance against excessive compensation in listed stock corporations applicable to our Company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, please refer to the Delaware General Corporation Law, Swiss law, and our governing articles of association, organizational regulations, and committee charters.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.
Under Swiss law, with certain exceptions, a merger or a demerger of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the par value of shares represented at such general meeting of shareholders. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act (Fusionsgesetz) can file a lawsuit against the surviving company. If the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that if the merger agreement provides only for a compensation payment, at least 90.0% of all members in the transferring legal entity, who are entitled to vote, shall approve the merger agreement.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of their duties and claim the payment of the company’s losses or damages to the corporation and, in some cases, to the individual shareholder. Likewise, an appraisal lawsuit won by a shareholder may indirectly compensate all shareholders. Only to the extent that U.S. laws and regulations provide a basis for liability and U.S. courts have jurisdiction, a class action may be available.

Under Swiss law, the winning party is generally entitled to recover a limited amount of attorneys’ fees incurred in connection with such action. The court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees incurred to the extent that he or she acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.
Pursuant to the Swiss Code of Obligations and Swiss Ordinance against excessive compensation in listed stock corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften), the general meeting of shareholders has the non-transferable right, amongst others, to vote separately and bindingly on the aggregate amount of compensation of the members of the board of directors, of the executive board and of the advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.	The general meeting of shareholders elects the members of the board of directors, the (co-)chairperson(s) of the board of directors and the members of the compensation committee individually and annually for a term of office until the end of the following general meeting of shareholders. Re-election is possible.

Classified boards are permitted.	Terms of office until the next ordinary general meeting of shareholders are mandatory under Swiss law for listed companies. Classified boards are therefore not permitted.

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors or officers of the corporation for monetary damages for breach of a fiduciary duty as a director or director, except no provision in the certificate of incorporation may eliminate or limit the liability of:

•a director or officer for any breach of a director’s of officer’s duty of loyalty to the corporation or its shareholders;

•a director of officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•a director for statutory liability for unlawful payment of dividends or unlawful share purchase or redemption;

•a director or officer for any transaction from which the director or officer derived an  improper personal benefit; or

•an officer in any action by or in the right of the corporation.

Under Swiss corporate law, an indemnification by the corporation of a director or member of the executive committee in relation to potential personal liability is not effective to the extent the director or member of the executive committee intentionally or grossly negligently violated his or her corporate duties towards the corporation. Furthermore, the general meeting of shareholders may discharge (release) the directors and members of the executive committee from liability for their conduct to the extent the respective facts are known to shareholders. Such discharge is effective only with respect to claims of the company and of those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

The articles of association of a Swiss corporation may also set forth that the corporation shall indemnify and hold harmless, to the extent permitted by the law, the directors and executive managers out of assets of the corporation against threatened, pending or completed actions. Our articles of association provide for such indemnification.
A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.	Also, a corporation may enter into and pay for directors’ and officers’ liability insurance, which may cover negligent acts as well.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: •the duty of care; and •the duty of loyalty.	The board of directors of a Swiss corporation manages the business of the corporation, unless responsibility for such management has been duly delegated to the executive board based on organizational regulations. However, there are several non-transferable duties of the board of directors:

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.
•the overall management of the corporation and the issuing of all necessary directives;

•determination of the corporation’s organization;

•the organization of the accounting, financial control and financial planning systems as required for management of the corporation;

•the appointment and dismissal of persons entrusted with managing and representing the corporation;

•overall supervision of the persons entrusted with managing the corporation, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

•compilation of the annual report, preparation for the general meeting of the shareholders, the compensation report and implementation of its resolutions; and

•notification of the court in the event that the company is over-indebted.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

The members of the board of directors must perform their duties with all due diligence and safeguard the interests of the corporation in good faith. They must afford the shareholders equal treatment in equal circumstances.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under like circumstances.

The members of the board of directors and the executive committee are also required to immediately and fully inform the board of directors about conflicts of interests concerning them. The board of directors is furthermore required to take measures in order to protect the interests of the company.

The duty of loyalty requires that a director safeguard the interests of the corporation and requires that directors act in the interest of the corporation and, if necessary, put aside their own interests. If there is a risk of a conflict of interest, the board of directors must take appropriate measures to ensure that the interests of the company are duly taken into account.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

The Swiss Federal Supreme Court established a doctrine that restricts its review of a business decision if the decision has been taken following proper preparation, on an informed basis and without conflicts of interest.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents. The articles of association must allow for (independent) proxies to be present at a general meeting of shareholders. The instruction of such (independent) proxies may occur in writing or electronically.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. No resolution may be taken on proposals relating to the agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights (as is the case in our articles of association, which already reflect lower thresholds as per the recent Swiss corporate law reform):

•one or several shareholders together representing at least 5% of the share capital may request in writing that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•one or several shareholders together representing shares with a par value of at least 0.5%% of the share capital, whichever is lower, may request in writing that an agenda item including a specific proposal be put on the agenda for a scheduled general meeting of shareholders, provided such request is made with appropriate lead time.

Any shareholder can propose candidates for election as directors or make other proposals within the scope of an agenda item without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the board of directors on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, (iii) request that the general meeting of shareholders resolve to convene an extraordinary general meeting, or (iv) request that the general meeting of shareholders resolve to appoint an examiner to carry out a special examination (Sonderuntersuchung).

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the board of directors, (ii) the (co-)chairperson(s) of the board of directors, (iii) the members of the compensation committee, (iv) the election of the independent proxy for a term of office of one year (i.e., until the following annual general meeting of shareholders), as well as the vote on the aggregate amount of compensation of the members of the board of directors, of the executive committee and of the members of any advisory board, is mandatory for listed companies.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by a majority of the voting rights represented at a general meeting of shareholders where a proposal for such removal was properly set on the agenda.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.	No such rule applies to a Swiss corporation.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	A dissolution of a Swiss corporation requires the approval by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the par value of shares represented at such general meeting of shareholders. The articles of association may increase the voting thresholds required for such a resolution.

Dissolution by law or court order is possible if, for example, a corporation becomes bankrupt.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid up par value of shares held. The articles of association may provide for different form of distribution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	The general meeting of shareholders of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a majority of the shares represented at the general meeting of shareholders. Where a company has issued preference shares, further preference shares conferring preferential rights over the existing preference shares may be issued only with the consent of both a special meeting of the adversely affected holders of the existing preference shares and of a general meeting of all shareholders, unless otherwise provided in the articles of association.

Shares with preferential voting rights (such as our Class B voting rights shares) are not regarded as preference shares for these purposes.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The articles of association of a Swiss corporation may be amended with a resolution passed by a majority of the voting rights represented at a general meeting of shareholders, unless otherwise provided in the articles of association.

There are a number of resolutions, such as an amendment of the stated purpose of the corporation, the introduction of authorized and conditional capital and the introduction of shares with preferential voting rights, that require the approval by two-thirds of the voting rights and an absolute majority of the par value of the shares represented at such general meeting of shareholders. The articles of association may increase these voting thresholds.

Subject to certain requirements, shareholders may submit a proposal to amend the articles of association to be voted on at a general meeting of shareholders.

Inspection of books and records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Under Swiss law, a shareholder may request to inspect a corporation’s minutes of general meetings of shareholders. A corporation’s annual report, compensation report and the auditors’ reports must be made available for inspection by shareholders at the corporation’s registered office at least 20 calendar days prior to each annual general meeting of shareholders. Shareholders registered in the share register of a corporation must be notified of the availability of these documents in writing. Any shareholder may request a copy of these reports in advance of, or after, the relevant annual general meeting of shareholders.

Shareholders holding in the aggregate at least 5% of the nominal share capital or of the voting rights of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection. The information may be refused where providing it would jeopardize the corporation’s trade secrets or other interests warranting protection. A shareholder is only entitled to receive information to the extent required to exercise his or her rights as a shareholder, subject to the interests of the corporation. A shareholder’s right to inspect the share register is limited to the right to inspect his or her own entry in the share register.

Furthermore, the board of directors is required to grant the inspection request within four months after receipt of such request. Denial of the request will need to be justified in writing. In case an inspection or information request is denied by the board of directors, shareholders may request the order of an inspection or information right by the court within thirty days.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•out of its surplus, or

•in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Shareholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without shareholder approval.
Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of a Swiss corporation’s share capital (in other words, the aggregate par value of the corporation’s registered share capital) in the form of dividends are not allowed and may be made only by way of a share capital reduction. Dividends may be paid only from the profits of the previous business year or brought forward from previous business years or if the corporation has distributable reserves, each as evidenced by the corporation’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law, after allocations to reserves required by Swiss law and the articles of association have been deducted and the corporation’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.

Swiss corporations are permitted to pay interim dividends out of the current business year’s profits.

Creation and issuance of new shares

All creations of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.
All creations of shares require a shareholders’ resolution.

A capital band (Kapitalband), if resolved by the general meeting of shareholders, will authorize the board of directors at any time within 5 (five) years to increase or decrease the share capital by a maximum amount of 50% of the current share capital.

The creation of contingent share capital requires at least two-thirds of the voting rights represented at the general meeting of shareholders and an absolute majority of the par value of shares represented at such meeting. Shares are created and issued out of conditional share capital through the exercise of options or of conversion rights that the board of directors may grant in relation to, e.g., debt instruments or employees.

Changes in capital
The requirements of the articles of association regarding changes in capital are not more stringent than the requirements of Swiss law.

C. Material Contracts
Neither the Company nor its subsidiaries has been a party, within the two years immediately preceding this Form 20-F, to a contract that is material to the Company, other than material contracts entered into in the ordinary course of business.

D. Exchange Controls
There are no Swiss governmental laws, decrees or regulations that affect – in a manner material to On Holding AG – the export or import of capital, including the availability of cash and cash equivalents for use by the Company or the remittance of dividends, interest or other payments to non-residents or non-citizens of Switzerland who hold On Holding AG securities, other than tax withholding requirements as discussed below (see "Taxation").

E. Taxation
The following summary contains a description of certain Swiss and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A ordinary shares. The summary is based upon the tax laws of and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Swiss Tax Considerations

Withholding Tax
Under present Swiss tax law, dividends due and similar cash or in-kind distributions made by the Company to a shareholder of Class A ordinary shares (including liquidation proceeds, bonus shares and taxable repurchases of Class A ordinary shares as described above) are subject to Swiss federal withholding tax (“Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The Company is obliged to deduct the Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution. The repayment of the par value of the Class A ordinary shares and any repayment of qualifying additional paid-in capital (capital contribution reserves, Reserven aus Kapitaleinlagen), within the limitations accepted by the legislation in force when such dividend becomes due and the respective administrative practice, are not subject to the Withholding Tax.
Swiss resident individuals who hold their Class A ordinary shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their Class A ordinary shares as part of a trade or business carried on in Switzerland through a permanent establishment with fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they, inter alia, duly report the underlying income in their income statements or income tax return, as the case may be.

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, “Non-Resident Shareholders”) may be entitled to a total or partial refund of the Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Class A ordinary shares and the procedures for claiming a refund of the Withholding Tax.

Swiss Federal Stamp Taxes
To the extent the Class A ordinary shares offered in our IPO were newly issued shares, the Company bore the Swiss federal issue stamp tax (Emissionsabgabe) on the issuance of such Class A ordinary shares of 1% of the IPO price, net of certain deductions. The delivery of newly issued Class A ordinary shares against payment of the IPO price is not subject to Swiss federal securities turnover tax (Umsatzabgabe).
To the extent the Class A ordinary shares that were offered in our IPO were existing shares currently held by certain existing shareholders of the Company, the sale and delivery of any such existing shares will, subject to statutory exemptions, be subject to Swiss federal securities turnover tax (Umsatzabgabe) at an aggregate tax rate of up to 0.15% of the consideration paid on such sale and will be borne (or compensated) by the current holders of such existing Class A ordinary shares.
Any subsequent transactions to our IPO in Class A ordinary shares in the secondary markets are subject to Swiss securities turnover tax at an aggregate rate of 0.15% of the consideration paid for such Class A ordinary shares, however, only if a bank or other securities dealer in Switzerland or Liechtenstein, as defined in the Swiss Federal Stamp Tax Act (Stempelabgabengesetz), is a party or an intermediary to the transaction and no exemption applies.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders
Non-Resident Shareholders are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions because of the mere holding of Class A ordinary shares. The same generally applies for capital gains on the sale of Class A ordinary shares. For Withholding Tax consequences, see “—Swiss Tax Considerations—Withholding Tax.”

Resident Private Shareholders and Domestic Commercial Shareholders
Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Class A ordinary shares as described above), which are not repayments of the par value of Class A ordinary shares or, within the limitations accepted by the legislation in force and the respective administrative practice, qualifying additional paid-in capital, are required to report such distributions in their individual income tax returns. A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of Class A ordinary shares to a third party will generally be a tax-free private capital gain or a not tax-deductible capital loss, as the case may be.
Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if, inter alia, Class A ordinary shares held have a market value of at least CHF 1 million. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency.
Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Class A ordinary shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of ordinary shares) for such taxation period.

Swiss Wealth Tax and Capital Tax

Non-Resident Shareholders
Non-Resident Shareholders holding Class A ordinary shares are not subject to cantonal and communal wealth or annual capital tax because of the mere holding of Class A ordinary shares.

Resident Private Shareholders
Resident Private Shareholders are required to report the market value of their Class A ordinary shares at the end of each tax period as part of their private wealth and which is subject to cantonal and communal wealth tax.

Domestic Commercial Shareholders
Domestic Commercial Shareholders are required to report their ordinary shares as part of their business wealth or taxable capital, as defined, and which is subject to cantonal and communal wealth or annual capital tax.

Automatic Exchange of Information in Tax Matters
On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is intended to ensure the uniform implementation of Automatic Exchange of Information (the “AEOI”). The Swiss Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.
The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.
Based on such multilateral and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include Class A ordinary shares of the Company, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign AEOI agreements with other countries. A list of such agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

U.S. Tax Considerations
The following section describes the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of Class A ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire Class A ordinary shares.
This section applies only to a U.S. Holder that holds Class A ordinary shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the Class A ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
•certain financial institutions;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding Class A ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A ordinary shares;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•entities classified as partnerships or S corporations for U.S. federal income tax purposes;
•persons who acquire our Class A ordinary shares through the exercise of an option or otherwise as compensation;
•tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•real estate investment trusts or regulated investment companies;
•former U.S. citizens or long-term residents of the United States;
•persons that own or are deemed to own 10% or more of our shares (by vote or value); or
•persons holding Class A ordinary shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Class A ordinary shares.
This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the Switzerland and the United States, or the “Treaty”, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this section.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner Class A ordinary shares, who is eligible for the benefits of the Treaty and who is:
•a citizen or individual resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

Taxation of Distributions
We do not currently expect to make distributions on our Class A ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on Class A ordinary shares, other than certain pro rata distributions of Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the Class A ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the Class A ordinary shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Subject to certain holding-period requirements and the passive foreign investment company rules described below, for so long as our Class A ordinary shares are listed on the NYSE or another established securities market in the United States or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will generally be eligible for taxation as “qualified dividend income,” which, subject to applicable limitations, is taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.
The amount of a dividend will include any amounts withheld by us or an applicable withholding agent in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on Class A ordinary shares (at a rate not exceeding the rate provided by the Treaty, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Class A ordinary shares
Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of Class A ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income” (including cash). For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, interest, dividends, rents, certain non-active royalties and capital gains.
Based on the market price of our Class A ordinary shares during 2022 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2022 taxable year. Even if we have determined that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. The determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2022 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its Class A ordinary shares. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Class A ordinary shares it holds at their fair market value on the “qualification date,” which may result in recognition of gain (but not loss) without the receipt of any corresponding cash. If the deemed dividend election is made, the U.S. Holder must include in income its pro rata share of our post-1986 earnings and profits attributable to the Class A ordinary shares held on the “qualification date” without the receipt of any corresponding cash. After the deemed sale or deemed dividend election, the U.S. Holder’s Class A ordinary shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Class A ordinary shares and one of our subsidiaries or other entity in which we held a direct or indirect equity interest is also a PFIC (i.e., a Lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC and would be subject to U.S. federal income tax under the PFIC excess distribution regime on certain distributions by the Lower-tier PFIC and on gain from the disposition of shares of the Lower-tier PFIC, even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. In addition, any mark-to-market election (as described below) made for Class A ordinary share will not apply to shares of the Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our non-U.S. subsidiaries.
If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF Election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.
A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its Class A ordinary shares, provided that the Class A ordinary shares are “marketable.” Our Class A ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the Class A ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Class A ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).
In addition, in order to avoid the application of the foregoing rules, a United States person that owns shares in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make QEF Elections.
In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.
If a U.S. Holder owns Class A ordinary shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest is a Lower-tier PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.
U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our Class A ordinary shares by filing a Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8938 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.

F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.

H. Documents on Display
We are required to file or furnish reports and other information with the SEC under the Exchange Act and regulations under that act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.
Our website is www.on.com. We make available, free of charge, on our website our Annual Reports on Form 20-F, Reports on Form 6-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 20-F.
In addition, the SEC maintains an internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

I. Subsidiary Information
Not applicable.

J. Annual Report to Security Holders
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of business. Such risk is principally associated with foreign currency exchange rates. See further discussion in "Item 5. Operating and Financial Review and Prospects."

The information set forth under “Item 18. Financial Statements—Note 5. Risk management" is incorporated by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.

B. Warrants and Rights
Not applicable.

C. Other Securities
Not applicable.

D. American Depositary Shares
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On May 24, 2022, at the Annual General Shareholders’ Meeting, we amended and restated our memorandum and articles of association. A copy of our amended and restated memorandum and articles of association was filed as Exhibit 99.1 on Form 6-K, filed on May 25, 2022.

Use of Proceeds
On September 17, 2021, we completed an IPO of our Class A ordinary shares. The shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-258998), which was declared effective by the SEC on September 14, 2021. The IPO generated proceeds to us of approximately CHF 652.5 million (USD 702.2 million) before deducting underwriting discounts and commissions, fees and expenses payable. There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on September 16, 2021, pursuant to Rule 424(b).

ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is recorded, processed, authorized, summarized and reported within the time period specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Our management, under the supervision and with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022.
Based on such evaluation, management, including our Co-Chief Executive Officers and Chief Financial Officer have concluded that, as a result of the material weakness in our internal control over financial reporting described in "Section (b) Management's Annual Report on Internal Control over Financial Reporting" below, our disclosure controls and procedures were not effective as of December 31, 2022.

(b) Management's Annual Report on Internal Controls Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our company’s Co-Chief Executive Officers and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. This assessment was performed under the direction and supervision of our Co-Chief Executive Officers and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on such assessment, management, including our Co-Chief Executive Officers and our Chief Financial Officer, concluded that, as a result of the material weakness in our internal control over financial reporting described below, our internal control over financial reporting was not effective as of December 31, 2022.
As previously disclosed in our 2021 Form 20-F, management determined that there was a material weakness in our internal control over financial reporting due to the ineffective design of controls to address segregation of certain accounting duties within our financial reporting function, including the absence of functionality within our legacy ERP systems to require the review of journal entries, and certain financial statement account reconciliations for which a formal review process had not been established.

Remediation Activities
The Company has taken, and continues to take, steps to remediate this material weakness including the following remedial actions that have been identified or initiated: (i) implementation of a new ERP system; (ii) enhanced processes and designs of our controls over segregation of duties and the review of journal entries and account reconciliations, including the introduction of approval workflows within our ERP; (iii) acquisition of software applications and tools specific to account reconciliations or the identification and responding to risks related to segregation of duties (iv) engaged external advisors to assist in the implementation of processes and controls to better identify and manage segregation of duties risks.
Although we believe we made significant progress in the remediation of the material weakness by taking the foregoing steps, we are still in the process of implementing and effectively operating our internal control system to ensure conflicting duties are appropriately segregated within our ERP system. The initiatives we are implementing to remediate the material weakness are subject to continued management review and testing. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may further refine our remediation plan and take additional actions to address or modify certain of the remediation measures described above.
As a result, we do not consider this material weakness to have been fully remediated as of December 31, 2022, as we have not completed all of the corrective processes, procedures and related remediation, including ensuring that all necessary controls have been implemented and have operated effectively for a sufficient period. We will continue to devote significant time and attention to these remedial efforts.
Notwithstanding such a material weakness, our Co-Chief Executive Officers and Chief Financial Officer have concluded that our consolidated financial statements in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with International Financial Reporting Standards.
The process of implementing and operating an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Additional time is required to complete implementation as well as to assess and ensure the sustainability of these procedures.

(c) Attestation Report of the Registered Independent Public Accounting Firm
Refer to the report of PricewaterhouseCoopers AG, Switzerland, an independent registered public accounting firm, see “Item 18. Financial Statements—Report of independent registered public accounting firm.”

(d) Changes in Internal Control Over Financial Reporting
Except as described in “Section b. Management’s Annual Report on Internal Control over Financial Reporting” above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Audit Committee
Our board of directors has determined that each Dennis Durkin and Alex Perez is considered an “audit committee financial expert” as such term is defined in the rules of the SEC. Our board of directors has also determined that each of Dennis Durkin and Alex Perez satisfies the "independence" requirements set forth in Rule 10A-3 of the Exchange Act and NYSE listing standards. We have a fully independent audit committee.
For information relating to qualifications and experience of each audit committee member, see "Item 6. Directors, Senior Management and Employees," incorporated herein by reference.

ITEM 16B. CODE OF ETHICS
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available to the general public on our website https://investors.on-running.com under Governance (Governance Documents - On Code of Conduct). The information on our website is not incorporated into this Annual Report. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the year ended December 31, 2022 and 2021, PricewaterhouseCoopers AG (PwC) was the Company's auditor for the IFRS and statutory accounts.
The following table sets forth the amount of fees, by type of service category, charged by PwC to our company during fiscal 2022 and fiscal 2021.

	Fiscal year ended December 31,
(CHF in millions)	2022	2021

Audit fees(1)	1.2	1.9
Tax fees(2)	0.1	0.2
All other fees(3)	0.3	—
Total	1.6	2.1

(1)    “Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PwC for the audit of our annual financial statements and review of our interim financial statements.
(2)    “Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PwC for tax compliance and tax advice.
(3)    “All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, our audit committee reviews and pre-approves all audit services and permissible non-audit services provided to us that are performed by PwC, other than de minimis non-audit services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by PwC listed above have been pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2022, no purchases of our equity securities were made by or on behalf of On Holding AG or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G. CORPORATE GOVERNANCE
Corporate Governance Practices
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we follow Swiss corporate governance rules in lieu of certain of the corporate governance requirements of the NYSE. The significant differences between our Swiss corporate governance rules and the corporate governance requirements of the NYSE are set forth below:
• Exemption from the requirement that a majority of the board of directors be comprised of independent directors and that there be regularly scheduled meetings with only the independent directors present. Swiss law does not have such a requirement.
• Exemption from the requirements that the compensation committee and the nomination and corporate governance committee be comprised of independent directors. Swiss law does not have such requirements.
• Exemption from quorum requirements applicable to meetings of shareholders. Swiss law does not require such quorum requirements.
•    Exemption from the requirement that independent directors meet at regularly scheduled executive sessions. Swiss law does not have such a requirement.
• Exemption from the requirement that listed companies adopt and disclose corporate governance guidelines that cover certain minimum specified subjects related to director qualifications and responsibilities. Swiss law does not require the adoption or disclosure of such guidelines.
•     Exemption from the requirement to disclose within four business days of any determination to grant a waiver of the Code of Conduct to directors and executive officers. Although we will require approval by our board of directors for any such waiver, we may choose not to disclose the waiver in the manner set forth in the NYSE listing standards.
• Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. Our amended and restated articles of association provide that our board of directors is authorized, in certain instances, to issue a certain number of Class A ordinary shares without re-approval by our shareholders, as well as Class B voting rights shares to members of our extended founder team under employee participation plans.

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements and the related notes required by Item 18 are in included in this Annual Report on Form 20-F, beginning on page F-1. The report of PricewaterhouseCoopers AG (PCAOB ID: 1358), the Company's independent registered accounting firm with respect to the referenced financial statements is included on page F-2.

ITEM 19. EXHIBITS

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Amended and Restated Articles of Association of On Holding AG*	Form 6-K	001-40795	99.1	September 20, 2021
2.1	Description of Securities**
4.1	Shareholders’ Agreement by and among On Holding AG and the extended founder team of On Holding AG*	Form F-1/A	333-258998	10.1	September 7, 2021
4.2	On Holding AG Long Term Incentive Plan 2020-2023*	Form F-1	333-258998	10.2	August 23, 2021
4.3	Amendment 2021 to the Long Term Incentive Plan 2020-2023*	Form F-1	333-258998	10.3	August 23, 2021
4.4	On Holding AG Long Term Incentive Plan 2018*	Form F-1	333-258998	10.4	August 23, 2021
4.5	Amendment 2019 to On Holding AG Long Term Incentive Plan 2018*	Form F-1	333-258998	10.5	August 23, 2021
4.6	Amendment 2021 to On Holding AG Long Term Incentive Plan 2018*	Form F-1	333-258998	10.6	August 23, 2021
4.7	Second Amendment 2021 to the On Holding AG Long Term Incentive Plan 2018*	Form F-1	333-258998	10.7	August 23, 2021
4.8	On Holding AG Level Two Participation Plan*	Form F-1	333-258998	10.8	August 23, 2021
4.9	Amendment 2021 to Level Two Participation Plan*	Form F-1	333-258998	10.9	August 23, 2021
4.10	Second Amendment 2021 to Level Two Participation Plan*	Form F-1	333-258998	10.10	August 23, 2021
4.11	On Holding AG On Employee Participation Program 2018*	Form F-1	333-258998	10.11	August 23, 2021
4.12	Amendment 2019 to On Employee Participation Program 2018*	Form F-1	333-258998	10.12	August 23, 2021

4.13	Amendment 2021 to the On Employee Participation Program 2018*	Form F-1	333-258998	10.13	August 23, 2021
4.14	Form of On Holding AG Long Term Incentive Plan 2021*	Form F-1/A	333-258998	10.14	September 7, 2021
4.15	On Holding AG Founders’ Grants Plan*	Form F-1	333-258998	10.15	August 23, 2021
4.16	On Holding AG Tax Recognition Grants Plan	Form S-8	333-268853	99.1	December 16, 2022
4.17	Form of Indemnification Agreement*	Form F-1	333-258998	10.16	August 23, 2021
4.18	Amendment 2023 to On Holding AG Long Term Incentive Plan 2021**
8.1	List of subsidiaries**
12.1	Certification of Marc Maurer, Co-Chief Executive Officer of On Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
12.2	Certification of Martin Hoffmann, Chief Financial Officer and Co-Chief Executive Officer of On Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
13.1
Certifications of Co-Chief Executive Officers and Chief Financial Officer of On Holding AG Pursuant to Section 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

15.1	Consent of PricewaterhouseCoopers AG**

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Incorporated by reference
**    Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

On Holding AG

Dated: March 21, 2023

By: /s/ Marc Maurer
Name: Marc Maurer
Title: Co-Chief Executive Officer

By: /s/ Martin Hoffmann
Name: Martin Hoffmann
Chief Financial Officer and Co-Chief Executive Officer

F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of On Holding AG

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of On Holding AG and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income / (loss), consolidated statements of comprehensive income / (loss), consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to inability to maintain segregation of certain accounting duties within the Company’s legacy ERP related to the creation and posting of journal entries, and lack of formal review of certain financial statement account reconciliations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for lease contracts

As described in Notes 3.4 and 4.3 to the consolidated financial statements, the Company’s right-of-use assets balance was CHF 151.6 million (net) and lease liabilities amounting CHF 160.5 million as of December 31, 2022. Management uses judgement to determine the lease term for some lease contracts which include extension or termination options and to determine the incremental borrowing rate. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term which significantly affects the amount of right-of-use assets and lease liabilities recognized. A reassessment only happens when a significant event or change in circumstance occurs that is within the control of the Company and affects whether it is reasonably certain to exercise an option.

The principal considerations for our determination that performing procedures relating to accounting for lease contracts is a critical audit matter are (i) the significant judgment by management in developing the lease term and incremental borrowing rate assumption and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating management’s assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s analyses over the accounting for lease contracts, including controls over the determination of the lease term and borrowing rate. These procedures also included, among others, obtaining lease contracts including extension and termination options and evaluating the reasonableness of the lease term and incremental borrowing rate. Evaluating the reasonableness of the lease term included assessing whether the extension or termination options were reasonably certain to be exercised considering management’s historical past practices, long-term plans and economic incentives and market-based factors. Evaluating the reasonableness of the incremental borrowing rate by comparing it with the borrowing rate which was offered by the bank for similar leases.

/s/ PricewaterhouseCoopers AG

Zurich, Switzerland
March 21, 2023
We have served as the Company's auditor since 2013.

Consolidated statements of income / (loss)

		Year ended December 31,
(CHF in millions)	Notes	2022	2021	2020

Net sales	2.1	1,222.1	724.6	425.3
Cost of sales		(537.2)	(294.3)	(194.2)
Gross profit		684.9	430.3	231.1
Selling, general and administrative expenses	2.3	(599.8)	(571.4)	(248.2)
Operating result		85.1	(141.1)	(17.1)
Financial income	4.4	5.7	—	—
Financial expenses	4.4	(6.4)	(3.6)	(0.9)
Foreign exchange result	4.4	(6.5)	(14.9)	(6.4)
Income / (loss) before taxes		77.9	(159.6)	(24.4)
Income taxes	6.4	(20.2)	(10.6)	(3.1)
Net income / (loss)		57.7	(170.2)	(27.5)
Earnings per share	4.6
Basic EPS Class A (CHF)		0.18	(0.59)	(0.10)
Basic EPS Class B (CHF)		0.02	(0.06)	—

Diluted EPS Class A (CHF)		0.18	(0.59)	(0.10)
Diluted EPS Class B (CHF)		0.02	(0.06)	—

Consolidated statements of comprehensive income / (loss)

		Year ended December 31,
(CHF in millions)	Notes	2022	2021	2020

Net income / (loss)		57.7	(170.2)	(27.5)
Net actuarial result from defined benefit plans	6.2	4.4	0.9	(1.6)
Taxes on net actuarial result from defined benefit plans	6.4	(0.9)	(0.2)	0.3
Items that will not be reclassified to income statement		3.5	0.7	(1.3)
Exchange differences		(0.1)	(1.0)	—
Items that will be reclassified to income statement when specific conditions are met		(0.1)	(1.0)	—
Other comprehensive income / (loss), net of tax		3.4	(0.3)	(1.3)
Total comprehensive income / (loss)		61.1	(170.5)	(28.8)

Consolidated balance sheets

(CHF in millions)	Notes	12/31/2022	12/31/2021

Cash and cash equivalents	4.1	371.0	653.1
Trade receivables	3.1	174.6	99.3
Inventories	3.2	395.6	134.2
Other current financial assets	4.2	33.2	30.1
Other current operating assets	3.6	77.0	48.0

Current assets		1,051.5	964.6

Property, plant and equipment	3.3	77.2	34.4
Right-of-use assets	3.4	151.6	177.9
Intangible assets	3.5	70.3	57.5
Deferred tax assets	6.4	31.7	2.2

Non-current assets		330.9	271.9

Assets		1,382.4	1,236.5

Trade payables		111.0	45.9
Other current financial liabilities	4.3	31.2	20.1
Other current operating liabilities	3.6	81.7	121.7
Current provisions	6.3	5.0	14.9
Income tax liabilities		13.9	2.4

Current liabilities		242.7	205.0

Employee benefit obligations	6.2	6.3	5.9
Non-current provisions	6.3	7.2	4.4
Other non-current financial liabilities	4.3	138.8	167.2
Deferred tax liabilities	6.4	17.9	5.6

Non-current liabilities		170.2	183.1

Share capital	4.5	33.5	33.5
Treasury shares	4.5	(26.1)	(25.0)
Capital reserves	4.7	1,105.1	1,044.0
Other reserves	4.7	—	(3.4)
Accumulated losses		(142.9)	(200.6)

Equity		969.5	848.4

Equity and liabilities		1,382.4	1,236.5

Consolidated statements of cash flows

		Year ended December 31,
(CHF in millions)	Notes	2022	2021	2020

Net income / (loss)		57.7	(170.2)	(27.5)
Share-based compensation	6.1	38.3	192.4	48.6
Employee benefit expenses	6.2	4.8	1.1	1.0
Depreciation and amortization	3.3,3.4,3.5	46.4	31.4	12.1
Loss / (gain) on disposal of assets		0.9	—	—
Interest income and expenses		(0.8)	2.8	0.6
Net exchange differences		(8.3)	15.2	6.7
Income taxes	6.4	20.2	10.6	3.1
Change in provisions	6.3	(7.4)	4.4	1.7
Change in working capital		(285.8)	(74.4)	(49.2)
Trade receivables		(78.6)	(47.0)	(13.5)
Inventories		(273.0)	(31.8)	(61.3)
Trade payables		65.8	4.3	25.6
Change in other current assets / liabilities		(67.6)	8.1	(6.5)
Interest received		5.6	—	—
Income taxes paid		(31.0)	(4.4)	(5.2)
Cash inflow / (outflow) from operating activities		(227.0)	16.9	(14.7)

Purchase of tangible assets	3.3	(60.3)	(24.6)	(11.0)
Purchase of intangible assets	3.5	(22.7)	(11.6)	(7.6)
Payment of contingent considerations		—	(0.2)	—
Cash (outflow) from investing activities		(82.9)	(36.4)	(18.6)

Repayments of financial liabilities	4.3	—	—	(3.0)
Payments of lease liabilities	4.3	(15.4)	(13.3)	(3.4)
Proceeds from issue of shares	4.5	—	0.1	133.3
Net proceeds from the IPO	4.5	—	618.2	—
Equity transaction costs	4.5	—	(6.8)	(1.5)
Sale of treasury shares related to share-based compensation	4.5	26.4	0.5	—
Interests paid		(4.7)	(2.8)	(0.6)
Cash inflow from financing activities		6.3	595.9	124.8

Change in net cash and cash equivalents	4.1	(303.6)	576.4	91.4
Net cash and cash equivalents at January 1		653.1	90.6	0.1
Net impact of foreign exchange rate differences		21.5	(13.9)	(1.0)
Net cash and cash equivalents at December 31		371.0	653.1	90.6

Consolidated statements of changes in equity

(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income / (losses)	Total equity

Balance at January 1, 2020	1.9	—	67.2	(1.8)	(2.9)	64.4

Net loss	—	—	—	—	(27.5)	(27.5)
Other comprehensive loss	—	—	—	(1.3)	—	(1.3)
Comprehensive loss 2020	—	—	—	(1.3)	(27.5)	(28.8)

Capital increase	0.3	—	133.0	—	—	133.3
Equity transaction costs	—	—	(1.5)	—	—	(1.5)
Share-based compensation	—	—	77.7	—	—	77.7
Balance at December 31, 2020	2.2	—	276.4	(3.1)	(30.4)	245.1

Net loss	—	—	—	—	(170.2)	(170.2)
Other comprehensive loss	—	—	—	(0.3)	—	(0.3)
Comprehensive loss 2021	—	—	—	(0.3)	(170.2)	(170.5)

Capital increase	3.0	—	615.3	—	—	618.3
Share capital reorganization	28.3	(2.5)	(25.8)	—	—	—
Equity transaction costs	—	—	(6.8)	—	—	(6.8)
Tax impact on equity transaction costs	—	—	1.3	—	—	1.3
Share-based compensation	—	—	183.2	—	—	183.2
Purchase of treasury shares	—	(22.8)	—	—	—	(22.8)
Sale of treasury shares	—	0.2	0.5	—	—	0.7
Balance at December 31, 2021	33.5	(25.0)	1,044.0	(3.4)	(200.6)	848.4

Net income	—	—	—	—	57.7	57.7
Other comprehensive income	—	—	—	3.4	—	3.4
Comprehensive income 2022	—	—	—	3.4	57.7	61.1

Share-based compensation	—	—	38.3	—	—	38.3
Tax impact on transactions with treasury shares	—	—	(5.1)	—	—	(5.1)
Purchase of treasury shares	—	(1.6)	—	—	—	(1.6)
Sale of treasury shares	—	0.5	27.9	—	—	28.4
Balance at December 31, 2022	33.5	(26.1)	1,105.1	—	(142.9)	969.5

Notes to the consolidated financial statements
1 Basis for preparation

1.1 Corporate information
On is engaged in developing and distributing innovative premium performance sports products, sold worldwide through independent retailers and global distributors, an own online presence, and its own high-end stores.
On is a publicly traded company on the New York Stock Exchange, trading under the ticker symbol "NYSE: ONON".
These IFRS consolidated financial statements (“the financials”) present the financial position and the results of operations of On Holding AG, as ultimate parent company, and its subsidiaries. On Holding AG is a limited company incorporated in accordance with Swiss law under a private statue and is domiciled at Förrlibuckstrasse 190, Zurich, Switzerland.
These annual consolidated financial statements for the year ended December 31, 2022 were authorized for issue by the board of directors of the Company on March 21, 2023.

1.2 About the financials
The financials of On
•Have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations (together “IFRS”) as issued by the International Accounting Standards Board (IASB).
•Include the values of On Holding AG and its domestic and foreign subsidiaries as at December 31, 2022 over which On Holding AG exercised direct or indirect control.
•The fiscal year corresponds to the calendar year.
•Present note disclosures related to the consolidated balance sheets as at December 31 and consolidated statements of income / (loss), comprehensive income / (loss), cash flows, and changes in equity for the respective year.
•Are published in Swiss Francs (CHF), the presentation currency of On Holding AG, rounded to millions ("m"), unless otherwise stated. Due to rounding, figures in the financials may not add up exactly to the sum given.
•Use the historical cost convention except for items that are required to be accounted for at fair value.
•Classify assets as current if they are expected to be recovered within twelve months from the reporting date.
•Classify liabilities as current if they are expected to be settled within twelve months from the reporting date.
•Presents the applicable accounting policy within the respective note disclosures.

1.3 Oniverse

		Equity interest
Entity	Domicile	12/31/2022	12/31/2021

On Holding AG	Zurich, CH
On AG	Zurich, CH	100%	100%
On Brazil Ltda.	Sao Paulo, BR	100%	100%
On Cloud Service GmbH	Berlin, DE	100%	100%
On Clouds GmbH	Zurich, CH	100%	100%
On Clouds Inc.	Dover, DE, USA	100%	—
On Europe AG	Zurich, CH	100%	100%
On Experience 1 LLC	Dover, DE, USA	100%	100%
On Experience 2 LLC	Wilmington, DE, USA	100%	100%
On Experience 3 LLC	Wilmington, DE, USA	100%	100%
On Experience 4 LLC	Wilmington, DE, USA	100%	—
On Experience 5 LLC	Wilmington, DE, USA	100%	—
On Hong Kong Ltd.	Hong Kong, SAR of CN	100%	100%
On Inc.	Portland, OR, USA	100%	100%
On Italy S.r.l.	Milan, IT	100%	—
On Japan K.K.	Yokohama, JP	100%	100%
On Oceania Pty Ltd.	Melbourne, AU	100%	100%
On Running Canada Inc.	Vancouver, CA	100%	100%
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	100%	100%
On Running UK Ltd.	London, UK	100%	100%
On Vietnam Co. Ltd.	Ho Chi Minh City, VN	100%	100%
Brunner Mettler GmbH	Zurich, CH	100%	100%

Accounting policies	“Oniverse” represents the legal group structure of the On group. Entities are fully consolidated from the date on which control is transferred to On Holding AG, the parent company of the group. Control is achieved when On is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

For the consolidated entities, all assets, liabilities, income, and expenses are included in the financial statements. All intercompany balances and transactions (including unrealized profits on inventories) are fully eliminated in the process of consolidation.

1.4 New and amended standards and interpretations
On has adopted the following amendments for fiscal year 2022. The amendments did not have a material impact on the consolidated financial statements.

Description	Standard Reference	IASB Effective Date

Property, plant and equipment – proceeds before intended use	Amendments to IAS 16	January 1, 2022
Onerous contracts – cost of fulfilling a contract	Amendments to IAS 37	January 1, 2022
Amendments to IFRS 1, IFRS 9, IFRS 16, and IAS 41	Annual improvements to IFRS standards 2018-2020 cycle	January 1, 2022
Reference to the conceptual framework	Amendments to IFRS 3	January 1, 2022

Further, at the date of authorization of these consolidated financial statements, On has not applied the following new and revised IFRS Standards that have been issued by the IASB but are not yet effective:

Description	Standard Reference	IASB Effective Date

Insurance contracts	IFRS 17	January 1, 2023
Classification of liabilities as current or non-current	Amendments to IAS 1	January 1, 2023
Presentation of Financial Statements, Disclosure of Accounting Policies	Amendments to IAS 1	January 1, 2023
Income Taxes- Deferred tax related to assets and liabilities arising from a single transaction	Amendments to IAS 12	January 1, 2023
Accounting Policies, Changes in Accounting Estimates and Errors	Amendment to IAS 8	January 1, 2023
Sale and leaseback transactions	Amendment to IFRS 16	January 1, 2024
Long-term debt with covenants	Amendments to IAS 1	January 1, 2024

On does not expect that the adoption of the standards listed above will have a material impact on the financials of On in the current or future reporting periods.

1.5 Significant accounting judgments, estimates, and assumptions
The preparation of financials in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. This includes judgments, estimates, and assumptions in the ordinary course of business as well as non-operating events. Uncertainty about these judgments, assumptions, and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The judgments, estimates, and assumptions are continuously evaluated and are based on experience and other factors, including expectations of future events that are believed to be reasonable. Actual results may differ from these judgments, estimates, and assumptions. The main judgments, estimates, and assumptions with a significant risk of resulting in a material adjustment are described in the following notes:
•3.4 Right-of-use assets
•3.5 Intangible assets
•6.1 Share-based compensation
•6.2 Employee benefit obligations
•6.3 Provisions
•6.4 Income taxes

2 Operational performance

2.1 Net sales
Net sales by sales channels:

	Year ended December 31,
(CHF in millions)	2022	2021	2020

Wholesale	777.0	448.8	264.8
Direct-to-Consumer	445.1	275.8	160.5
Net sales	1,222.1	724.6	425.3

Net sales by product groups:

	Year ended December 31,
(CHF in millions)	2022	2021	2020

Shoes	1,167.5	683.3	406.4
Apparel	47.3	36.3	15.8
Accessories	7.4	5.0	3.2
Net sales	1,222.1	724.6	425.3

On generates net sales primarily from the sale of premium performance shoes, apparel, and accessories. On has two sales channels being Wholesale (WHS) and Direct-to-Consumer (DTC). The WHS sales channel involves larger volumetric sales to wholesale customers (e.g. large retailers or retail associations) and international distributors (in markets where On does not have local sales teams) and which have the intention of re-selling the goods. The DTC sales channel includes sales to end customers directly through On’s e-commerce platform as well as through own retail stores.

Net sales by geographic regions (based on location of customers):

	Year ended December 31,
(CHF in millions)	2022	2021	2020

Europe	354.3	260.4	187.5
thereof Switzerland	51.5	55.1	51.8
North America	738.5	409.5	208.1
Asia-Pacific	80.2	42.7	23.0
Rest of World	49.1	12.0	6.7
Net sales	1,222.1	724.6	425.3

Due to its fragmented customer base, there is no single customer who accounts for more than 10% of total net sales. For details on assets and liabilities related to contracts with customers refer to 3.1 Trade receivables and 3.6 Other current operating assets and liabilities, respectively. Trade receivables as shown in the balance sheet relate to the sale of products and other revenue.

Accounting policies
Revenue is measured based on the consideration to which On expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. On recognizes revenue when it transfers control of a product to a customer.

Consideration promised in On’s contracts with customers is variable due to anticipated reductions from sales returns, discounts and volume rebates. Significant estimate is not required when recognizing revenue on contracts containing discounts and volume rebates as the reduction in revenue is largely known by year end.

On sells innovative premium performance sports products through its Wholesales (WHS) and Direct-to-Consumer (DTC) sales channels.

Sales within the WHS sales channel
For sales of goods to the wholesale market, revenue is recognized at a point in time when control of the goods has transferred, being when the goods have been shipped or delivered to the customer, in accordance with the incoterms. Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when onselling the goods and bears the risks of obsolescence and loss in relation to the goods. A receivable is recognized by On when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Payment terms for wholesale transactions depend on the country of sale or agreement with the customer and payment is generally required within 30 to 90 days or less of shipment to or receipt by the wholesale customer.

On has several consignment arrangements with wholesale customers whereby control of the goods is retained by On. For such arrangements, revenue will only be recognized when the goods have been sold by the wholesale customer to the final consumer. Certain wholesale customers are part of wider associations which comprise of various independent retailing groups. These associations have a dedicated entity to provide an administrative service to the respective retailing groups within the association. The corresponding fee for this administrative service is passed to On and is expensed to selling expenses.

Sales within the DTC sales channel
For sales of goods to end consumers and retail customers, revenue is recognized when control of the goods has transferred, being upon shipment for e-commerce customers or at the point the customer purchases the goods at the retail store. Payment of the transaction price is due immediately at the point the customer purchases the goods.
Under On’s standard contract terms, retail customers have a right of return within 30 days. At the point when the control of goods has transferred, a refund liability (other current financial liabilities) and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, On has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods asset (other current operating assets) and a corresponding adjustment to cost of sales.

Relevant judgments and accounting estimates	Estimation is required to determine the expected amount On will be entitled to receive in connection with contracts containing a right of return. Estimates of sales returns are based on (1) accumulated historical experience within the respective geographical markets, and (2) specific identification of estimated sales returns not yet finalized with customers.

Actual returns in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns were significantly greater or lower than the refund liability established, a reduction or increase to net revenues would be recorded in the period in which such determination was made.

On reviews and refines these estimates on an annual basis.

2.2 Segment information
Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in making decisions regarding resource allocation and performance assessment.
On’s CODM is the On Executive Team which consists of the three Co-Founders and the two Co-CEOs. The CODM does not regularly review financial information for any individual component, such as sales channels, geographic regions or product groups that would allow decisions to be made about allocation of resources or performance.
On operates as single-brand consumer products business and therefore has a single reportable segment. This is primarily due to On’s business activities which focus on driving sales growth by increasing overall brand awareness and market share. The key operating expenditures related to cost of sales, distribution, selling, marketing and general and administrative expenses, are either not differentiated across individual components, or are managed to benefit the entire On brand irrespective of the impact on the potential profitability of a particular component.
The following table reports the carrying amount of On’s non-current assets by geographic area:

(CHF in millions)	12/31/2022	12/31/2021

Europe	246.8	176.2
thereof Switzerland	222.0	168.9
North America	58.7	82.4
Asia-Pacific	24.1	12.3
Rest of World	1.3	1.0
Non-current assets	330.9	271.9

2.3 Selling, general and administrative expenses

	Year ended December 31,
(CHF in millions)	2022	2021	2020

Distribution expenses	(151.0)	(96.4)	(51.1)
Selling expenses	(85.5)	(52.6)	(35.6)
Marketing expenses	(130.2)	(100.5)	(45.6)
Share-based compensation	(33.8)	(198.5)	(54.8)
General and administrative expenses	(199.3)	(123.3)	(61.1)
Selling, general and administrative expenses	(599.8)	(571.4)	(248.2)

In 2022, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 40.0 million (2021: CHF 28.7 million, 2020: CHF 9.7 million). In addition, depreciation charges for production tools in the amount of CHF 6.4 million (2021: CHF 2.7 million, 2020: CHF 2.4 million) are reported in cost of sales.
Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 142.1 million in 2022, CHF 87.3 million in 2021 and CHF 57.6 million in 2020, respectively.

3 Operating assets and liabilities

3.1 Trade receivables
Trade receivables are generally due within a payment period of between 30 to 90 days. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

(CHF in millions)	12/31/2022	12/31/2021

Not yet due	112.3	64.4
Past due 1 - 90 days	47.3	32.8
Past due 91 - 180 days	14.8	3.3
Past due 181 - 360 days	7.3	0.2
Past due > 361 days	2.0	1.1
Gross Carrying Amount	183.7	101.8

Individual loss allowance	(8.2)	(2.0)
Expected credit loss	(0.9)	(0.6)
Loss allowance	(9.1)	(2.6)
Trade receivables	174.6	99.3

At the end of each reporting period, no single customer accounted for more than 10% of total trade receivables. Certain trade receivables have been pledged as collateral in relation to debt financing, refer to 5.4 Liquidity risk.

The recorded loss allowance for trade receivables reconciles as follows:

(CHF in millions)	2022	2021

Individual loss allowance at January 1	2.0	1.8
Addition	6.3	1.5
Release	0.0	(1.3)
Exchange differences	(0.1)	0.0
Individual loss allowance at December 31	8.2	2.0

(CHF in millions)	2022	2021

Expected credit loss at January 1	0.6	0.1
Change	0.3	0.5
Expected credit loss at December 31	0.9	0.6

Refer to 5.3 Credit risk for additional information.

Accounting policies
Trade receivables represent On’s right to an amount of consideration that is unconditional and only a passage of time is required before payment of the consideration is due.

Trade receivables are initially recorded at original invoice amount and subsequently measured at amortized cost less loss allowance calculated based on the expected credit loss (ECL) model. On applies the simplified approach to measure credit losses, which uses a lifetime expected loss allowance for trade receivables. This approach considers historical credit loss experience as well as future expectations.

Trade receivables are written off when there is no reasonable expectation of recovery. The charges to the income statement are included in selling, general and administrative expenses.

Relevant judgments and accounting estimates
Expected credit losses (ECL’s) on trade receivables are calculated based on historical loss rates per region and adjusted by forward-looking quantitative and qualitative adjusted by forward-looking quantitative and qualitative information such as the global economy outlook (real GDP growth). In addition, appraisals and data used by the internal planning department are taken into consideration.

Individual allowances and write-offs (partially or fully) on trade receivables are applied if there are objective indications for missing collectability such as legal procedures, insolvency or bankruptcy.

3.2 Inventories

(CHF in millions)	12/31/2022	12/31/2021

Shoes	344.7	118.9
Apparel	43.5	14.4
Accessories	8.3	1.8
Other	0.2	—
Allowances	(1.1)	(0.9)
Inventories	395.6	134.2

In 2022, inventories of CHF 384.8 million (2021: CHF 216.0 million) and valuation allowances of CHF 0.6 million (2021: CHF 0.5 million) were recognized in cost of sales. At reporting date, inventories held on consignment amounted to CHF 12.6 million (2021: CHF 9.9 million).

Certain inventories have been pledged as collateral in relation to debt financing, refer to 5.4 Liquidity risk.

Accounting policies
Inventories only include finished goods purchased from third parties. Cost of inventories include expenditures incurred in acquiring the products and bringing them to their current location and condition.

Subsequent measurement of the inventory items is made at the lower of cost or net realizable value. Net realizable value is the estimated selling price of each specific item in the ordinary course of business less freight and selling expenses. If the net realizable value is below the cost, an allowance is recognized for the remaining items on stock.

3.3 Property, plant and equipment

(CHF in millions)	Leasehold improvements	Trade tools	Production tools	Other	Total

Cost at January 1, 2021	6.7	6.6	7.8	4.4	25.4
Accumulated Depreciation at January 1, 2021	(0.7)	(2.8)	(3.5)	(1.4)	(8.4)
Net book amount at January 1, 2021	5.9	3.8	4.3	3.0	17.0

Twelve month period ended December 31, 2021
Opening net book amounts	5.9	3.8	4.3	3.0	17.0
Additions	14.3	2.8	4.1	3.5	24.6
Depreciation	(1.1)	(2.7)	(2.1)	(1.1)	(7.1)
Currency translation	(0.1)	0.0	0.0	0.0	(0.2)
Net book value at December 31, 2021	19.0	3.8	6.3	5.3	34.4

Cost at December 31, 2021	20.9	7.3	11.9	7.8	47.9
Accumulated Depreciation at December 31, 2021	(1.9)	(3.5)	(5.6)	(2.5)	(13.5)
Net book amount at December 31, 2021	19.0	3.8	6.3	5.3	34.4

Twelve month period ended December 31, 2022
Opening net book amounts	19.0	3.8	6.3	5.3	34.4
Additions	30.8	4.1	7.9	17.5	60.3
Disposals	(0.4)	(0.1)	(1.3)	—	(1.8)
Depreciation	(3.7)	(2.4)	(5.3)	(2.7)	(14.1)
Currency translation	(1.0)	(0.1)	0.0	(0.4)	(1.5)
Net book value at December 31, 2022	44.7	5.3	7.5	19.7	77.2

Cost at December 31, 2022	49.7	10.7	12.9	24.5	97.8
Accumulated Depreciation at December 31, 2022	(5.0)	(5.4)	(5.3)	(4.9)	(20.6)
Net book amount at December 31, 2022	44.7	5.3	7.5	19.7	77.2

Other comprises IT and office equipment as well as vehicles. As at December 31, 2022, assets related to global retail and corporate office expansions in the amount of CHF 6.4 million (December 31, 2021: CHF 9.3 million) are not yet in use.

Accounting policies
Property, plant and equipment (PPE) is valued at purchase cost less accumulated depreciation and any impairment in value. Leasehold improvements include costs incurred to enhance and expand offices, own retail stores and showrooms within the feasibility of the respective lease agreement.
Depreciation is calculated on a straight-line basis over the expected useful life of the individual assets or asset categories:
•Leasehold improvements: 5 to 8 years
•Trade tools (e.g. point-of-sale and exhibition installations): 3 years
•Production tools (e.g. molds at the factory sites): 2 years
•Other (e.g. IT and office equipment and vehicles): 3 to 8 years
At each reporting date, the residual values, useful lives and method of depreciation are reviewed and adjusted prospectively, if applicable. Furthermore, On assesses whether there is any indication, that an asset may be impaired. If any such indication exists, the recoverable amount (being the higher of fair value less cost of disposal or value in use) of the individual asset is determined. If the recoverable amount is lower than carrying amount, an impairment loss is recognized.

PPE is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in the income statement.

3.4 Right-of-use assets

(CHF in millions)	Storage	Stores & showrooms	Offices	Cars	Total

Cost at January 1, 2021	9.8	7.4	8.6	4.1	29.9
Accumulated Depreciation at January 1, 2021	(0.2)	(1.1)	(3.3)	(2.6)	(7.2)
Net book amount at January 1, 2021	9.5	6.3	5.3	1.5	22.7

Twelve month period ended December 31, 2021
Opening net book amounts	9.5	6.3	5.3	1.5	22.7
Lease modification	—	—	3.8	—	3.8
Additions	68.4	7.6	91.2	0.8	168.0
Disposals	—	—	0.0	(0.1)	(0.2)
Depreciation	(4.8)	(1.9)	(7.9)	(1.0)	(15.5)
Currency Translation	(0.2)	(0.1)	(0.5)	(0.1)	(0.9)
Net book value at December 31, 2021	72.9	11.9	91.9	1.2	177.9

Cost at December 31, 2021	77.9	14.8	102.9	4.5	200.2
Accumulated Depreciation at December 31, 2021	(5.0)	(3.0)	(11.0)	(3.3)	(22.3)
Net book amount at December 31, 2021	72.9	11.9	91.9	1.2	177.9

Twelve month period ended December 31, 2022
Opening net book amounts	72.9	11.9	91.9	1.2	177.9
Lease modification	(52.4)	1.7	5.1	—	(45.5)
Additions	—	31.7	8.2	3.6	43.4
Disposals	—	(0.1)	(1.3)	(0.2)	(1.6)
Depreciation	(7.1)	(5.2)	(9.0)	(1.7)	(23.0)
Currency Translation	3.4	(2.0)	(0.8)	(0.1)	0.4
Net book value at December 31, 2022	16.8	37.9	94.2	2.8	151.6

Cost at December 31, 2022	28.7	45.6	111.0	7.4	192.7
Accumulated Depreciation at December 31, 2022	(11.9)	(7.7)	(16.8)	(4.6)	(41.1)
Net book amount at December 31, 2022	16.8	37.9	94.2	2.8	151.6

During 2022, our right-of-use assets increased by CHF 43.4 million as a result of entering into long term leases in multiple retail locations in USA, China and UK, expansion of our regional office space in Australia, China and USA, increase of our showroom presences in Austria, Germany and Spain, as well as adding more office and showroom space in Zurich, Switzerland near our HQ location. We have also signed several new car leases for our sales representatives in North America and Europe. Additionally, we had a lease modification of CHF 52.4 million related to an existing warehouse lease in Atlanta, USA as a result of a future lease commitment entered into for a new, highly-automated warehouse in Atlanta, USA.

The corresponding lease liabilities are reported in other current financial liabilities and other non-current financial liabilities, respectively. Refer to 4.3 Financial liabilities for additional information.

Accounting policies
On leases storage space, various offices, retail stores (including pop-ups), showrooms and cars. Lease contracts typically run for up to ten years, some include extension options.

At inception of a contract, On assesses whether it is a lease or contains a lease component. A right-of-use asset and a lease liability is recognized at the lease commencement date considering any relevant contractual condition. Short-term leases with a lease term of 12 months or less and low-value leases are recognized as an expense in the income statement on a straight-line basis over the lease term.

The right-of-use asset is initially measured at cost and, subsequently, at cost less accumulated depreciation and impairment losses as well as certain lease liability remeasurements. These costs comprise discounted and unpaid lease payments adjusted by initial direct cost, prepaid expenses, dismantling cost, and lease incentives received.

Depreciation is calculated on a straight-line basis over the shorter of the assets or asset categories’ useful life and the respective lease term:
•Storage: 2 to 12 years
•Offices: 2 to 15 years
•Stores and showrooms: 3 to 10 years
•Cars: 1 to 3 years
•
The lease liability is initially measured at the present value of any lease payments that are not paid at the commencement date and are discounted using the interest rate implicit in the lease, if that rate can be readily determined, otherwise On’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by the lease payments made. It is remeasured when there is a change in an input parameter or in the underlying estimates and assessments.

On only acts as lessee, not as lessor. For future lease obligations refer to 4.3 Financial liabilities

Significant judgments and accounting estimates
On uses judgement to determine the lease term for some lease contracts which include extension and or termination options. The assessment of whether On is reasonably certain to exercise such options impacts the lease term which significantly affects the amount of right-of-use assets and lease liabilities recognized. A reassessment only happens when a significant event or change in circumstance occurs that is within the control of On and affects whether it is reasonably certain to exercise an option.

Furthermore, lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If the rate implicit in the leases is not readily determinable, On uses the company's incremental borrowing rate, adjusted to reflect the contract currency-specific risk, and the lease term.

3.5 Intangible assets

(CHF in millions)	Patents, licenses and other rights	Software	Goodwill	Total

Cost at January 1, 2021	51.8	10.8	1.8	64.4
Accumulated Amortization at January 1, 2021	(7.0)	(2.7)	—	(9.7)
Net book amount at January 1, 2021	44.7	8.2	1.8	54.7

Twelve month period ended December 31, 2021
Opening net book amounts	44.7	8.2	1.8	54.7
Additions	1.0	10.6	—	11.6
Amortization	(3.9)	(4.9)	—	(8.8)
Net book value at December 31, 2021	41.9	13.8	1.8	57.5

Cost at December 31, 2021	52.8	21.4	1.8	76.0
Accumulated Amortization at December 31, 2021	(10.9)	(7.6)	—	(18.5)
Net book amount at December 31, 2021	41.9	13.8	1.8	57.5

Twelve month period ended December 31, 2022
Opening net book amounts	41.9	13.8	1.8	57.5
Additions	16.4	6.3	—	22.7
Disposals	—	(0.5)	—	(0.5)
Amortization	(4.1)	(5.2)	—	(9.3)
Net book value at December 31, 2022	54.2	14.4	1.8	70.3

Cost at December 31, 2022	69.2	25.9	1.8	96.9
Accumulated Amortization at December 31, 2022	(15.0)	(11.6)	—	(26.6)
Net book amount at December 31, 2022	54.2	14.4	1.8	70.3

As at December 31, 2022, patents, licenses and other rights include patents, domain names, and license rights for trademarks.
As at December 31, 2022, software includes capitalized IT development costs not yet in use in the amount of CHF 0.3 million (December 31, 2021: CHF 0.6 million). In 2022, costs recognized in general and administrative expenses within the income statement for research, design and development amount to CHF 8.2 million (2021: CHF 5.3 million).
Goodwill is allocated and monitored at the segment level. Based on the annual impairment assessments performed, there was no need to recognize any impairment of goodwill in 2022 nor 2021. None of the goodwill is expected to be deductible for tax purposes.

Accounting policies
Intangible assets acquired are valued at purchase cost less accumulated amortization and any impairment in value. On only capitalizes certain IT development costs if the identifiable asset is cumulatively commercially and technically feasible, can and will be completed, its costs can be measured reliably, and will generate probable future economic benefits. All other research and development costs are expensed as incurred as SG&A.

Goodwill acquired in a business combination is measured at cost less any impairment in value. Goodwill is not amortized but is assessed for impairment annually or whenever events or changes in circumstances indicate that its value might be impaired.

Except for goodwill, On has no intangible assets with an indefinite useful life.

Amortization is calculated on a straight-line basis over the expected useful life of the individual assets or asset categories:
•Patents, licenses and other rights: Determined separately for each asset, varies from 4 to 20 years
•Software acquired: 4 years
•IT development costs capitalized: 4 years

For capitalized IT development costs, amortization starts when the asset is ready for use. Capitalized IT development costs not yet in use are tested annually for impairment or whenever events or changes in circumstances indicate that its value might be impaired.

At each reporting date, the residual values, useful lives and method of amortization are reviewed and adjusted prospectively, if applicable. Furthermore, On assesses whether there is any indication, that an asset may be impaired. If any such indication exists, the recoverable amount (the higher of fair value less cost of disposal or value in use) of the asset is estimated. If the recoverable amount is lower than carrying amount, an impairment loss is recognized.

Intangible assets are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in the income statement.

Significant judgments and accounting estimates
On uses judgement to determine commercial and technical feasibility when capitalizing certain IT development costs. In calculating the respective costs, both planning and actual data are taken into consideration. The determinants are reviewed on a regular basis.

The intangible asset corresponding to license rights was calculated using the relief from royalty method, based on royalty data for comparable license agreements and businesses in the sporting goods and sports apparel sector. To validate the appropriateness of the royalty rate, the Knoppe formula was applied. When determining the fair value, a discount rate of 9.3% was used. The entity approach in terms of the weighted average cost of capital was applied. The saved license expenses (after tax) where calculated based on the estimated revenue multiplied with the relevant royalty rate.

For the purpose of impairment testing, the recoverable amount of the respective intangible asset is compared to its carrying amount. The recoverable amounts (the higher of fair value less cost of disposal or value in use) are measured on the basis of value-in-use calculations and as such are significantly impacted by the projected cash flows, the discount rates, and other parameters applied. These projections, estimates and input parameters subject to management judgment could vary significantly from future actuals.

3.6 Other current operating assets and liabilities

(CHF in millions)	12/31/2022	12/31/2021

Prepaid expenses	21.0	16.5
Indirect taxes (VAT/GST) receivables	39.7	26.9
Social security receivables	9.3	0.2
Other current assets	7.0	4.4
Other current operating assets	77.0	48.0

(CHF in millions)	12/31/2022	12/31/2021

Accrued expenses	35.8	54.9
Indirect taxes (VAT/GST) payables	26.9	19.2
Social security payables	2.5	40.8
Interim operational account	13.2	4.8
Other current operating liabilities	3.3	1.9
Other current operating liabilities	81.7	121.7

Accrued expenses mainly comprise accruals for outstanding vendor invoices and include personnel expenses such as bonus and vacation pay. Anticipated sales returns and the corresponding liabilities are reported in other current assets and liabilities, respectively.

4 Capital and financial management

4.1 Net cash and cash equivalents

(CHF in millions)	12/31/2022	12/31/2021

Current bank accounts	309.7	419.5
Digital wallets	12.5	5.8
Fixed deposit	48.8	227.8
Cash and cash equivalents	371.0	653.1
Current bank overdrafts	—	—
Net cash and cash equivalents[1]	371.0	653.1

1 Net cash and cash equivalents as at December 31, 2022 includes restricted cash in the amount of CHF 129.5 million (December 31, 2021: CHF 0 million) provided for a bank guarantee associated with a future lease commitment, refer to 4.8 Commitments and contingencies.

Digital wallets mainly include deposit account balances at online payment platforms such as PayPal. Current bank overdrafts are repayable on demand and are reported in other current financial liabilities on the balance sheet.

Accounting policies	Cash and cash equivalents include short-term highly liquid assets with a maturity of three months or less. On measures cash and cash equivalents at amortized costs. On does not recognize any credit impairment losses on these assets as the related credit risk is considered to be insignificant due to their short-term maturity and the external counterparties’ credit ratings.

4.2 Other current financial assets

(CHF in millions)	12/31/2022	12/31/2021

Credit cards	6.9	6.4
Deposits	22.5	14.8
Other current financial assets	3.8	8.8
Other current financial assets at amortized cost	33.2	30.1
Other current financial assets at fair value through profit and loss	—	—
Total other current financial assets	33.2	30.1
Due to their short-term nature, the carrying amount of other current financial assets at amortized cost correspond to their fair value.
Refer to 5.2 Foreign currency risk for additional information on derivatives.

Accounting policies	On’s financial assets include cash and cash equivalents, trade receivables, and other current financial assets, which initially are recognized at fair value. Depending on the business model for managing these assets and the contractual terms of the resulting cash flows, On classifies financial assets as follows:

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in financial result. Any gain or loss arising on derecognition is recognized directly in the income statement.

Assets that do not meet the criteria above for amortized cost are measured at fair value through profit and loss. Any gain or loss on these assets is recognized immediately in the income statement.

4.3 Financial liabilities

(CHF in millions)	12/31/2022	12/31/2021

Current lease liabilities	21.6	13.6
Other financial liabilities	9.5	6.5
Total other current financial liabilities at amortized cost	31.2	20.1
Non-current lease liabilities	138.8	167.2
Total other non-current financial liabilities at amortized cost	138.8	167.2
Total current and non-current financial liabilities	170.0	187.3

Due to their short-term nature, the carrying amount of other current financial liabilities at amortized cost correspond to their fair value. Certain assets have been pledged in relation to current bank overdrafts, refer to 5.4 Liquidity risk for additional information.

For additional information on derivatives refer to 5.2 Foreign currency risk.

Accounting policies	On’s financial liabilities include trade payables, current bank overdrafts repayable on demand, short-term debts incl. bank loans, and other financial liabilities, which initially are recognized at fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in the income statement. A financial liability is only classified as at fair value through profit or loss if it is a derivative.
Financial liabilities are derecognized when the contractual obligations are discharged, cancelled, or expired.

Reconciliation of liabilities arising from financing activities:

(CHF in millions)	Short-term debt	Lease liabilities	Other	Total

Balance at January 1, 2021	0.2	23.5	3.0	26.7
thereof current	0.2	4.3	3.0	7.5
thereof non-current	—	19.2	—	19.2
Payments	(0.2)	(13.3)	(3.7)	(17.2)
Interest expenses paid	—	(2.4)	—	(2.4)
Additions	—	174.1	7.2	181.3
Exchange differences	—	(1.0)	—	(1.0)
Balance at December 31, 2021	—	180.9	6.5	187.3
thereof current	—	13.6	6.5	20.1
thereof non-current	—	167.2	—	167.2
Payments	—	(15.8)	(5.1)	(20.9)
Interest expenses paid	—	(4.2)	—	(4.2)
Additions	—	43.6	8.2	51.7
Lease modification	—	(45.5)	—	(45.5)
Accrued interest	—	4.2	—	4.2
Disposals	—	(3.0)	—	(3.0)
Exchange differences	—	0.3	—	0.3
Balance at December 31, 2022	—	160.5	9.5	170.0
thereof current	—	21.6	9.5	31.2
thereof non-current	—	138.8	—	138.8

4.4 Financial result

	Year ended December 31,
(CHF in millions)	2022	2021	2020

Interest income	5.7	0.0	0.0
Financial income	5.7	—	—
Bank charges and interest expenses	(2.1)	(1.1)	(0.6)
Interest expenses leases	(4.2)	(2.4)	(0.3)
Interest expenses employee benefits	(0.1)	—	—
Financial expenses	(6.4)	(3.6)	(0.9)
Foreign exchange losses	(6.5)	(16.3)	(5.1)
Change in fair value of foreign exchange derivatives	—	1.4	(1.3)
Foreign exchange result	(6.5)	(14.9)	(6.4)
Financial result	(7.2)	(18.5)	(7.3)

Bank charges and interest expenses mainly include commitment fees paid for bank overdraft facilities, refer to 5.4 Liquidity risk for additional information.

4.5 Share capital
The share capital amounts to CHF 33.5 million and is divided into 299,998,125 registered shares with a nominal value of CHF 0.10 each (the "Class A Shares") and 345,437,500 registered shares with a nominal value of CHF 0.01 each (voting right shares) (the "Class B Shares"). No preference shares and no restrictions with Class A ordinary shares exist. The share capital is paid in at 100%.

	Class A	Class A	Class A	Class B
	Authorized registered shares	Shares held by On in treasury	Outstanding shares	Authorized and outstanding registered shares

Balance at January 1, 2022	299,998,125	(23,134,506)	276,863,619	345,437,500

Sale of treasury shares related to share-based compensation	—	5,163,096	5,163,096	—
Purchase of On shares from employees (sell-to-cover) at market price and held in treasury	—	(50,328)	(50,328)	—
Balance at December 31, 2022	299,998,125	(18,021,738)	281,976,387	345,437,500

In 2022, 5,163,096 Class A shares held in treasury have been issued to employees and members of the Board of Directors. This transaction resulted in a cash inflow of CHF 26.4 million. To cover the cost for the resulting individual social security and personal tax obligations, respective employees and members of the Board of Directors were offered the option to either pay cash or sell-back shares for the same value at market price ("sell-to-cover"). As part of this transaction, On re-purchased 50,328 Class A shares, held in treasury, in the amount of CHF 1.6 million.

4.6 Earnings per share
Basic earnings per share (EPS) is calculated by dividing On’s net income or loss for the period by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing On’s net income or loss for the period by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity settled shares from the Company's share-based plans. These shares are included even if the service conditions are not met, or respective performance conditions were fulfilled at the end of the reporting period. For the periods ended December 31, 2021 and 2020, respectively, the Company excluded 5,278,761 and 8,763,385 weighted shares from the Class A diluted EPS calculation, as the impact of the shares are considered anti-dilutive. Similarly, for the period ended December 31, 2021 the Company excluded 2,099,551 weighted shares from the Class B diluted EPS calculation, as the impact of the shares are considered antidilutive.

	2022	2022	2021	2021	2020
	Class A	Class B	Class A	Class B	Class A

Weighted number of outstanding shares	282,195,495	345,437,500	264,171,208	241,333,048	265,684,627
Weighted number of shares with dilutive effects	2,354,500	6,891,423	—	—	—
Weighted number of outstanding shares (diluted and undiluted)	284,549,995	352,328,923	264,171,208	241,333,048	265,684,627

Net income / (loss) (mCHF)	51.4	6.3	(156.0)	(14.2)	(27.5)
Basic EPS (CHF)	0.18	0.02	(0.59)	(0.06)	(0.10)
Diluted EPS (CHF)	0.18	0.02	(0.59)	(0.06)	(0.10)

4.7 Capital and other reserves

(CHF in millions)	12/31/2022	12/31/2021

Share premium	756.9	756.9
Legal reserves	33.8	11.0
Equity transaction costs	(8.7)	(8.7)
Tax impact on equity transaction costs	1.3	1.3
Share-based compensation	321.8	283.6
Capital reserves	1,105.1	1,044.0
Exchange differences	(1.0)	(0.9)
Actuarial gains and losses	1.3	(3.1)
Taxes on actuarial gains and losses	(0.2)	0.6
Other reserves	—	(3.4)

4.8 Commitments and contingencies
As at December 31, 2022, guarantees in the amount of CHF 126.1 (December 31, 2021: CHF 2.9 million) were provided in favor of third parties.
The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt other group participants. Further On group entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft in connection with them. In that context, gross balances in the amount of CHF 202.4 million have been offset as at December 31, 2022 (December 31, 2021: CHF 87.6 million).
On has committed itself to several new lease contracts, which have not yet commenced as at December 31, 2022, and are therefore not yet recognized on balance sheet. The total committed future outflow resulting of these lease contracts amounts to:

(CHF in millions)	12/31/2022	12/31/2021

Due < 1 year	6.6	0.6
Due 1 - 5 years	92.1	9.2
Due > 5 years	184.2	12.0
Commitments for future lease obligations	282.9	21.8

The majority of the future lease commitments relate to contracts entered into for a new retail store, an office in New York, USA and a new, highly-automated warehouse in Atlanta, USA, which commences partially in 2023 and completely in 2025, amounting to CHF 254.9 million (2021: CHF 18.2 million). The associated contractual commitments and investments made by the lessor on the new, highly-automated warehouse in Atlanta, USA is secured by a bank guarantee in the amount of USD 133 million and collateralized by an uncommitted credit facility for USD 133 million that is secured by CHF 129.5 million cash and cash equivalents, refer to 4.1 Net cash and cash equivalents.

5 Risk management
On is exposed to market risk, foreign currency risk, credit risk and liquidity risk. On’s senior management oversees and monitors these risks supported by the Audit Committee that assures proper identification, measurement and management of these financial risks by implementing and maintaining a financial governance framework. The Board of Directors reviews and agrees policies for managing each of these risks at least once a year.

5.1 Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises of three types of risk: interest risk, currency risk and other price risk. Financial instruments affected by market risk include cash and cash equivalents. On has no significant exposure to interest rate changes and other price risk.
In order to minimize the risks related to a potential unavailability of products, production capacity, and raw materials in the time required by production, On adopts a multi-sourcing strategy of diversifying suppliers and purchase plans with a medium-term time horizon. The price for raw materials and products and the corresponding fixed price period are generally agreed with business partners prior to the purchase order issuance and remains firm and unchanged for a six-month period in the absence of significant exchange rate and commodity price fluctuation (resulting in excess of ±3% of originally confirmed fixed price).
There were no material changes in the Group’s market risk exposures or changes in the way risk is managed and valued during the period.

5.2 Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. On’s exposure to the risk of changes in foreign currency rates is a direct result of multi-currency cash flows within the company. The vast majority of the transactional risk arises from product sourcing in USD, while sales are typically denominated in the local currency of the respective companies and sales markets. The currencies in which these transactions are mainly denominated are USD, EUR, CHF, GBP, JPY, CNY, BRL, AUD and HKD.

The main exchange rates at the closing dates were the following:

Currency	12/31/2022	12/31/2021

AUD 1	0.63	0.66
BRL 100	17.68	16.36
CAD 1	0.68	0.72
CNY 100	13.26	14.33
EUR 1	0.99	1.04
GBP 1	1.11	1.23
JPY 100	0.70	0.79
HKD 1	0.12	0.12
USD 1	0.93	0.91

The main annual average exchange rates were the following:

Currency	12/31/2022	12/31/2021

AUD 1	0.67	0.70
BRL 100	18.49	17.23
CAD 1	0.74	0.73
CNY 100	14.46	14.23
EUR 1	1.02	1.10
GBP 1	1.20	1.27
JPY 100	0.75	0.85
HKD 1	0.13	0.12
USD 1	0.96	0.92

Accounting policies
On’s consolidated financial statements are presented in CHF, which is On’s functional and presentation currency. For each group entity, On determines its functional currency based on the primary economic environment in which the entity operates (normally the local currency). Items included in the financial statements of each group entity are measured using that functional currency.

Foreign currency transactions are translated into the respective functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the reporting date. The resulting exchange differences are recorded in the local income statements of the group entity and included in the financial result.

Non-monetary items that are measured based on historical cost in a foreign currency are translated using the historical exchange rate.

When translating foreign currency financial statements into CHF, closing exchange rates are applied to asset and liabilities, while average exchange rates are applied to income and expenses.

The group entities’ foreign currency financial statements are translated into On’s presentation currency CHF as follows:
•Assets and liabilities for each balance sheet presented are translated at the closing rates at the reporting date.
•Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates.
•All resulting exchange differences are recognized in other comprehensive income in equity.
•On disposal of a group entity, the related cumulative translation adjustment is transferred from equity to the income statement.

On regularly assesses its exposure to foreign currency risks and manages these risks by using a combination of different derivative financial instruments on a rolling basis up to twelve months. These instruments are exclusively used for managing the exposure to fluctuations in foreign exchange rates connected with future cash flows and not for speculative positions. No hedge accounting is applied. Derivative instruments are recorded as financial assets or liabilities at fair value through profit or loss.
On offsets positive and negative fair values of derivative instruments and reports the net amount in either current financial assets or current financial liabilities. The respective amounts for 2022 and 2021 were CHF 0.0 million.
In 2022, fair value profit on derivatives at fair value through profit or loss in the amount of CHF 0.0 million (2021: CHF 1.4 million) have been recognized in financial result.

Accounting policies
On’s derivative financial instruments only include foreign exchange forward contracts. Derivatives are initially recognized in the balance sheet at fair value and are remeasured as to their current fair value at the end of each subsequent reporting period. Derivatives are derecognized upon settlement.

Positive and negative fair values of derivative instruments are offset if they are concluded with the same counterparty and are regularly settled simultaneously.

Financial assets and liabilities held in foreign currency as at December 31, 2022 and 2021, expressed in CHF, were as follows:

(CHF in millions)	12/31/2022		12/31/2021
	USD	EUR	USD	EUR

Cash and cash equivalents	184.6	9.2	710.0	2.1
Trade receivables and other financial assets	257.9	5.3	56.6	12.3
Trade payables and other financial liabilities	(42.9)	(0.7)	(5.2)	(9.6)
Total assets and liabilities	399.6	13.8	761.3	4.7

Although On's reporting currency is the Swiss Franc, a significant portion of our business is conducted in currencies other than the Swiss Franc. As a result, On is exposed to foreign currency exchange movements, primarily in the U.S. Dollar and the Euro. A strengthening or weakening of the Swiss Franc against these two currencies as of December 31, 2022, 2021 and 2020 would have affected the measurement of the financial instruments denominated in these foreign currencies. This analysis assumes that all other variables remain constant. The exposure is disclosed net of income tax and excludes the impact of derivative financial instruments. A 10% increase or decrease in the foreign currency exchange rates against the Swiss Franc would have impacted On's consolidated income statement as presented below.

(CHF in millions)	12/31/2022	12/31/2021	12/31/2020

Change in USD/CHF +10%	32.1	61.1	6.0
Change in USD/CHF -10%	(32.1)	(61.1)	(6.0)
Change in EUR/CHF +10%	1.1	0.4	0.2
Change in EUR/CHF -10%	(1.1)	(0.4)	(0.2)

5.3 Credit risk

Credit risk is the possibility of a loss resulting from a counterparty’s failure to meet its contractual obligation. On is exposed to credit risks from its operating activities and from certain financing activities. A potential concentration in credit risk mainly arise from trade receivables and other financial assets such as credit cards and deposits. The maximum exposure is limited to the respective carrying amounts.
Due to its fragmented customer base (no relevant concentration of credit risk by type of customer or geography), On’s credit risk exposure is mainly influenced by individual customer characteristics. Core banking relationships are maintained with investment grade rated financial institutions only.
New customers are assessed for creditworthiness before standard payment and delivery terms and conditions are offered, and individual tolerance limits are established. Creditworthiness as well as customers receivable limits are monitored on an ongoing basis. Customers that fail to meet On’s minimum creditworthiness may, in general, order only on a prepayment basis.

5.4 Liquidity risk

Liquidity risks arise from not having the necessary resources available to meet maturing liabilities with regard to timing, volume and currency structure. On’s finance department is centrally managing the net cash and cash equivalent position to mitigate liquidity risk and to ensure On’s obligations can be settled on time.
Main procedures in place to mitigate liquidity risks comprise:
•Centralized control system to manage the net financial position of On and its subsidiaries;
•Obtaining and maintaining forward-looking credit lines to create an adequate debt structure optimizing the liquidity provided by the credit system;
•Continuous monitoring of future cash flows based on rolling forecast and budget data.

Contractual maturities of On’s financial liabilities:

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2022

Trade payables	111.0	—	—	—	111.0
Current lease liabilities	5.8	18.5	—	—	24.4
Other financial liabilities	9.5	—	—	—	9.5
Other current financial liabilities	15.4	18.5	—	—	33.9
Non-current lease liabilities	—	—	73.6	79.7	153.3
Other non-current financial liabilities	—	—	73.6	79.7	153.3

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2021

Trade payables	45.9	—	—	—	45.9
Current lease liabilities	4.2	13.0	—	—	17.2
Other financial liabilities	4.2	—	—	—	4.2
Other current financial liabilities	8.4	13.0	—	—	21.4
Non-current lease liabilities	—	—	78.8	108.4	187.2
Other non-current financial liabilities	—	—	78.8	108.4	187.2

As of December 31, 2022, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100.0 million, CHF 25.0 million and USD 35.0 million, respectively, which expire in 2024 and 2025. All facilities are fully committed. The maximum amounts that can be drawn under the respective facilities are determined quarterly based on our Net Working Capital. Any amounts drawn in excess of the committed amounts are repayable on demand.

The following assets have been pledged in relation to the financial liabilities resulting from the three facilities:

(CHF in millions)	12/31/2022	12/31/2021

Trade receivables	43.4	23.3
Inventory	234.9	74.0
Assets pledged	278.3	97.3

As of December 31, 2022, CHF 3.1 million had been drawn under the overdraft facilities consisting out of bank guarantees related to rental and payment guarantees (December 31, 2021: CHF 0.0 million).

5.5 Capital risk management
To uphold investor, creditor, and market confidence and to sustain future development of the business, On focuses on maintaining a strong capital base. On manages its capital structure and makes adjustments in line with changes in general economic conditions and according to its strategic objectives.

6 Other disclosures

6.1 Share-based compensation
Over the previous years, On has granted share-based awards to selected employees, including executives and senior management team members. These grants have come out of various equity plans, designed to reward long-term and valued employees for their individual performance by giving them the opportunity to benefit from the involvement of On by receiving a bonus in the form of share-based payment awards.
All awards granted under the different share-based compensation plans were classified as equity-settled share-based payments. If applicable, grants in the form of stock options are valued using a Cox-Rubinstein binomial tree model. In addition to the share-based compensation plans for selected employees, On granted share-based compensation in connection with a service, license, and investment agreement.
As at December 31, 2022, On has recognized an increase in equity in the balance sheet of CHF 38.3 million (December 31, 2021: CHF 183.2 million) for share-based compensation. The expense for 2022 amounts to CHF 33.8 million (2021: CHF 198.5 million).

Overview of the different programs:

On Employee Participation Plan (OEPP) 2018
Awards under the OEPP 2018 were granted as phantom shares. Any historical grants that remained outstanding at the time were exchanged for RSUs in 2021. The RSUs under the OEPP 2018 met their full vesting requirements in connection with our successful IPO in September 2021, which constituted an exit event.

The RSUs have been largely settled in Class A ordinary shares. The remaining outstanding awards are pending approval from certain jurisdictions and will be distributed once such approval is granted.

Long Term Incentive Plan (LTIP) 2018
All options under the LTIP 2018 met their vesting requirements either due to the exit valuation achieved during a private capital round in February 2020, or as a result of achieving the business continuation thresholds set out at the initiation of the plan.

In the case of vesting due to an exit, the compensation committee determined the number of options vested based on the vesting scale depending on the level of achievement of IRR at exit. In case of business continuation, the compensation committee determined the number of options vested based on the vesting scale depending on the level of achievement of net sales, gross profit and EBITDA, whereby net sales, gross profit and EBITDA were determined on the basis of the audited consolidated financial statements 2020 of On. Two third of the shares acquired upon exercise of vested options were subject to lock-up periods.

In 2019, the terms and conditions of the LTIP 2018 were amended. The amendment allowed for accelerated vesting of the options under the amendment in case of a successful capital increase specified in the terms and conditions of the amendment. In case of the accelerated vesting, the vesting scale was set to 100% for the corresponding options.

In 2021, due to the share capital reorganization, the program was amended as follows:
•1 option (originally granted) = 1,250 options (adjusted)
•Original exercise price CHF 10 = adjusted exercise price USD 0.11
•Original exercise price CHF 4,557 = adjusted exercise price USD 3.96
•Original exercise price CHF 9,125 = adjusted exercise price USD 7.93

The remaining outstanding awards under the LTIP 2018 are fully vested and exercisable. The decision on exercise timing is fully in the discretion of the respective plan participants, subject to the applicable exercise period (until the fifth anniversary of the grant date).

Long Term Incentive Plan (LTIP) 2020
Options or RSUs under the LTIP 2020 were scheduled to vest at the earlier of the occurrence of an exit or, in case of business continuation, on April 1, 2024.

If vesting were to occur due to an exit, the compensation committee would determine the number of options vested based on the level of achievement of IRR at exit. In case of business continuation, the compensation committee would determine the number of options vested based on the level of achievement of net sales, gross profit and EBITDA based on the audited consolidated financial statements 2023 of On.

Vested options can be exercised until the seventh anniversary of the contractual granting date. Shares acquired upon exercise of vested options shall be subject to lock-up periods.

In consideration of the IPO that took place in 2021, the compensation committee decided in the following clarifications with respect to the LTIP 2020:
•The IPO qualified as a listing in accordance with the rules of the LTIP 2020;
•The listing constituted an exit event and lead to a full vesting of the options granted under the LTIP 2020;
•The number of options vested was determined based on the level of achievement of IRR at exit in accordance with Annex 1 of the LTIP 2020;
•Upon occurrence of an exit event, option grants may be accelerated and the terms and conditions of the LTIP 2020 may be amended.

In 2021, the program was furthermore amended as follows:
•For the options already granted, the exercise price shall be converted from CHF into USD and fixed at the exchange rate of 1 USD = 0.92 CHF.
•For the options already granted, number of options as well as exercise price will be changed as follows due to the share capital reorganization:
◦1 Option (originally granted) = 1,250 options (adjusted)
◦Original exercise price CHF 8,884 = adjusted exercise price USD 7.73
◦Original exercise price CHF 9,125 = adjusted exercise price USD 7.93
•Acceleration of option Grant 2022/ 2023 and 2024:
◦The option grant scheduled for 31 March 2022 and 2023 shall be accelerated to a date no later than 75 days since the IPO Date;
◦The option grant scheduled for 31 March 2024 shall be accelerated to December 2022;
◦Any such options were vested options as of the granting date;
◦The exercise price for the option grants initially scheduled for 31 March 2022 and 2023 was set at USD 7.73 for previous participants, at USD 12.36 for participants who joined in 2021 (before July 1, 2021), and at the US Valuation Price for US Participants;
◦The exercise price for the option grants initially scheduled for 31 March 2024 was set at USD 7.73 for previous participants, at USD 11.33 for participants who joined in 2021 (before July 1, 2021), and at the US Valuation Price for US Participants;
◦Shares acquired upon exercise of vested options shall be subject to a lock-up period until the first anniversary of the IPO Date for the 2022 options, until the second anniversary of the IPO date for the 2023 options and until the third anniversary of the IPO date for the 2024 options.

Long Term Incentive Plan (LTIP) 2021
The LTIP 2021 was implemented in 2021 to replace the existing plans in place at the time going forward. LTIP 2021 provides for grants in either Restricted Stock Units (RSUs) or Performance Stock Units (PSUs).

Subject to the participant's continuous employment and the non-occurrence of a bad leaver event in respect of such participant, 33 1/3% of the RSUs granted vest on the grant date and on the first anniversary of the granting date, respectively, so that the remaining 33 1/3% vest on the second anniversary of the grant.

Subject to the participant's continuous employment and the non-occurrence of a bad leaver event in respect of such participant, the PSUs granted vest on the third anniversary of the granting date, subject to the achievement of the performance conditions, measured over the performance cycle, and the resulting vesting factor. The performance cycle refers to the three years time period, beginning at January 1 of the year (n) in which an award is granted and ending at December 31 of year (n+2).

RSUs and PSUs will be settled in On shares.

Compensation of non-executive members of the Board of Directors of On (BoD) 2019
In 2019, a share-based compensation program for non-executive members of the Board of Directors of On was adopted. Within the compensation program the non-executive board members are granted a certain number of RSUs for their services as board members.

Founders' Plan 2021
In 2021, certain employees of On who were not eligible under one of the existing share-based compensation plans, were granted RSUs free of charge as a "thank you" for their contribution to a successful IPO. The value of the RSUs granted to individual employees under the Founders Plan equaled to USD 8 thousand for each six months of continued employment during which the employee was not eligible to participate under one of On's employee participation and incentive plans. The RSUs under the Founders Plan were granted no later than 75 days after the date of the IPO with the number of RSUs delivered based on the IPO price of the corresponding shares.

There will be no additional grants from the Founders' Plan 2021. The remaining outstanding awards are pending approval from certain jurisdictions and will be distributed once such approval is granted.

Tax Recognition Plan 2022
In 2022, RSUs were granted to certain employees of of On who were subject to elevated tax obligations in connection with prior grants of equity incentive awards or RSUs vesting in connection with the Company's initial public offering. While the vast majority of individuals subject to these elevated tax obligations have been identified, selected additional grants from the Tax Recognition Plan may be in the best interests of On. This in particular relates to potential further individual cases being identified in additional jurisdictions.

The RSUs immediately vested upon grant, subject to an administrative period to allow for the acceptance of awards by participants.

Service, License, and Investment Agreement (SLIA) 2019
At the end of 2019, a “service, license and investment agreement” was negotiated between On and third parties. The parties enter into an agreement under which On shall be granted the right to use trademarks and other intangible assets in connection with the development, advertisement, promotion, and sale of certain products (the license”) as well as promotional services (the “services”) by the third parties in return for shares at a preferential price and options to purchase On shares. The number of exercisable options depends on the revenues of the fiscal years 2024 and 2025.

A summary of activity under the plans as of December 31, 2022, December 31, 2021, and changes during the years ending on those dates, is presented below:

Program	LTPP 2018		LTIP 2018
	Number of options	Weighted average exercise price US$	Number of options	Weighted average exercise price US$

Awards outstanding at January 1, 2021	4,026,250	0.10	5,571,250	0.60
Awards granted	—	n/a	2,373,750	0.86
Awards forfeited	—	n/a	—	n/a
Awards exercised	(2,000,000)	0.09	(7,080,000)	0.11
Awards outstanding at December 31, 2021	2,026,250	0.04	865,000	3.26
with maximum term (years)	—	n/a	—	n/a
thereof exercisable	1,483,750	0.01	865,000	3.26
Awards outstanding at January 1, 2022	2,026,250	0.04	865,000	3.26
Awards granted	—	n/a	—	n/a
Awards forfeited	(31,250)	0.11	—	n/a
Awards exercised	(746,250)	0.03	(505,000)	2.32
Awards outstanding at December 31, 2022	1,248,750	0.04	360,000	4.59
with maximum term (years)	—	n/a	—	n/a
thereof exercisable	1,038,750	0.03	360,000	4.59

Program	LTIP 2020 Class A shares		LTIP 2020 Class B shares
	Number of options	Weighted average exercise price US$	Number of options	Weighted average exercise price US$

Awards outstanding at January 1, 2021	—	n/a	—	n/a
Awards granted	5,757,296	8.05	10,552,670	0.77
Awards forfeited	(10,000)	7.78	—	n/a
Awards exercised	(59,485)	9.14	—	n/a
Awards outstanding at December 31, 2021	5,687,811	8.04	10,552,670	0.77
with maximum term (years)	—	n/a	—	n/a
thereof exercisable	5,687,811	8.04	10,552,670	0.77
Awards outstanding at January 1, 2022	5,687,811	8.04	10,552,670	0.77
Awards granted	2,694,843	8.28	5,259,830	0.77
Awards forfeited	(2,500)	7.73	—	n/a
Awards exercised	(3,440,590)	7.87	—	n/a
Awards outstanding at December 31, 2022	4,939,564	8.28	15,812,500	0.77
with maximum term (years)	—	n/a	—	n/a
thereof exercisable	4,939,564	8.28	15,812,500	0.77

Program	OEPP 2018	BoD 2019	SLIA 2019

Awards outstanding at January 1, 2021	1,225,000	25,326	4,700,000
Awards granted	—	16,833	—
Awards forfeited	(22,500)	—	—
Awards exercised	(1,072,500)	(25,326)	—
Awards outstanding at December 31, 2021	130,000	16,833	4,700,000
with maximum term (years)	—	—	5
thereof exercisable	130,000	—	—
Awards outstanding at January 1, 2022	130,000	16,833	4,700,000
Awards granted	—	31,612	—
Awards forfeited	—	—	—
Awards exercised	(115,000)	(48,445)	—
Awards outstanding at December 31, 2022	15,000	—	4,700,000
with maximum term (years)	—	—	4
thereof exercisable	15,000	n/a	—

Program	LTIP 2021 RSUs	LTIP 2021 PSUs	Founders' Plan 2021	Tax Recognition 2022

Awards outstanding at January 1, 2021	—	—	—	—
Awards granted	285,818	—	699,648	—
Awards forfeited	—	—	—	—
Awards exercised	(284,230)	—	(576,320)	—
Awards outstanding at December 31, 2021	1,588	—	123,328	—
with maximum term (years)	—	—	—	—
thereof exercisable	712	—	123,328	—
Awards outstanding at January 1, 2022	1,588	—	123,328	—
Awards granted	116,551	37,808	—	127,297
Awards forfeited	(507)	—	—	—
Awards exercised	(110,467)	—	(69,997)	(127,297)
Awards outstanding at December 31, 2022	7,165	37,808	53,331	—
with maximum term (years)	—	—	—	—
thereof exercisable	—	—	53,331	n/a

Parameters taken into account in the valuation:

LTIP 2018	2/28/2021	2/28/2021
Grant date	Class A options (non-US)	Class A options (US)

Share price on the measurement date (CHF)	7.30	7.30
Expected life of the award on the grant date (years)	5.0	5.0
Contractual life remaining (years)	3.2 years	3.2 years
Exercise price (CHF)	0.10	7.30
Expected dividend yield (%)	—	—
Risk-free interest rate (%)	(0.60)	(0.60)
Expected volatility of the share price (%)	40.73	40.73
Option value (CHF)	7.29	2.49

LTIP 2020	12/6/2022	12/6/2022
Grant date	Class A options	Class B options

Share price on the measurement date (CHF)	16.83	1.68
Expected life of the award on the grant date (years)	—	—
Contractual life remaining (years)	—	—
Exercise price (CHF)	7.26 - 10.65	0.73
Expected dividend yield (%)	—	—
Risk-free interest rate (%)	n/a	n/a
Expected volatility of the share price (%)	n/a	n/a
Option value (CHF)	6.18 - 9.57	0.96

LTIP 2020	2/28/2021	10/1/2021	10/1/2021	10/1/2021
Grant date	Class A options	Class A options	Class B options	Class A RSUs

Share price on the measurement date (CHF)	7.30	28.33	2.83	28.33
Expected life of the award on the grant date (years)	7.0	0.2	0.2	n/a
Contractual life remaining (years)	5.2 years	—	—	n/a
Exercise price (CHF)	7.11 - 7.30	7.18 - 11.48	0.71	n/a
Expected dividend yield (%)	—	—	—	—
Risk-free interest rate (%)	(0.41)	0.04	0.04	n/a
Expected volatility of the share price (%)	40.51	31.00	31.00	n/a
Option value (CHF)	2.92 - 2.97	16.85 - 21.15	2.12	n/a

LTIP 2021	3/31/2022	3/31/2022	6/24/2022	9/23/2022
Grant date	Class A RSUs	Class A PSUs	Class A PSUs	Class A PSUs

Share price on the measurement date (CHF)	23.22	23.22	18.13	16.84

LTIP 2021	12/6/2022	12/19/2022
Grant date	Class A RSUs	Class A PSUs

Share price on the measurement date (CHF)	16.83	15.25

Founders' Plan 2021	10/1/2021
Grant date	Class A RSUs

Share price on the measurement date (CHF)	28.33

Tax Recognition Plan 2022	12/19/2022
Grant date	Class A shares

Share price on the measurement date (CHF)	15.25

Accounting policies
Employees and others providing similar services to On receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). All share-based plans of On have been identified to be equity-settled.

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. That cost is recognized as personnel expenses, together with a corresponding increase in equity (other capital reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expenses recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the On’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the income statement for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Significant judgments and accounting estimates
Options granted during the twelve month period ended December 31, 2022 were fully vested at the time of grant and were therefore valued on the basis of the difference between the observable share price on grant date and the respective exercise price. PSUs and RSUs granted during the twelve month period ended December 31, 2022 were valued on the basis of the observable share price on grant date.

When determining the expense recognition, the expected fluctuation had been set to 7.5% p.a. for grants prior to the third quarter of 2022, and to 10% p.a. for grants from the fourth quarter onwards. These expected fluctuation levels were determined by On based on historical fluctuation and management estimates.

6.2 Employee benefit obligations
On globally maintains different pension plans based on the respective legislation in each country. Current pension arrangements for On employees in Switzerland are made through plans governed by the Swiss Federal Occupational Old Age, Survivors and Disability Pension Act (BVG). These plans are funded by regular employee and employer contributions and are administered by an independent third party. On's estimated contributions for the next reporting period is CHF 6.6 million.

Final benefits are contribution-based with certain minimum guarantees. Due to these minimum guarantees, On’s Swiss plan (other than the 1e pension plan) is treated as a defined benefit plan for the purpose of these financial statements, although it has many of the characteristics of a defined contribution plan. The plan is invested in a diversified range of assets in accordance with law, the investment strategy, and the common criteria of an asset and liability management.
All other plans outside of Switzerland, including the 1e pension plan, are treated as defined contribution plans. The contributions of those plans are recognized as personnel expenses in the period during which the related services are rendered by employees. Expenses in 2022 amount to CHF 1.3 million.

The result of the Swiss defined benefit plans is summarized in the tables below:

Employee benefit obligations

(CHF in millions)	12/31/2022	12/31/2021

Present value of defined benefit obligation	(23.7)	(22.8)
Fair value of plan assets	17.4	17.0
Employee benefit obligations	(6.3)	(5.9)

As of December 31, 2022, the defined benefit obligation has a weighted average duration of 12.9 years (December 31, 2021: 18.1 years). There is no effect from asset ceiling in any reporting period. Employee benefit obligations reconciles as follows:

(CHF in millions)	2022	2021

Employee benefit obligations at January 1	(5.9)	(5.6)
Amounts recognized in income statement	(3.1)	(2.6)
Amounts recognized in other comprehensive income	4.4	0.9
Contributions by the employer	(1.8)	1.5
Employee benefit obligations at December 31	(6.3)	(5.9)

Amounts recognized in income statement

(CHF in millions)	2022	2021	2020

Current service cost	(3.4)	(2.6)	(1.6)
Past service cost	0.3	—	—
Employee benefit expenses	(3.1)	(2.6)	(1.6)

Remeasurements recognized in equity (other comprehensive income)

(CHF in millions)	2022	2021	2020

Actuarial losses/(gains) from
changes in demographic assumptions	—	(1.8)	—
changes in financial assumptions	(6.8)	(0.6)	(0.2)
changes in experience adjustments	1.3	2.3	1.8
Return on plan assets excl. interest income	1.1	(0.8)	0.1
Net actuarial result from defined benefit plans	(4.4)	(0.9)	1.6

Defined benefit obligation

(CHF in millions)	2022	2021

Present value of defined benefit obligation at January 1	22.8	16.8
Current service cost	3.4	2.6
Contributions by the employees	2.2	1.5
Interest expenses	0.1	—
Past service cost	(0.3)	—
Benefits paid	0.9	2.1
Actuarial losses/(gains) from
changes in demographic assumptions	—	(1.8)
changes in financial assumptions	(6.8)	(0.6)
changes in experience adjustments	1.3	2.3
Present value of defined benefit obligation at December 31	23.7	22.8

Plan assets

(CHF in millions)	2022	2021

Fair value of plan assets at January 1	17.0	11.1
Contributions by the employer	(1.8)	1.5
Contributions by the employees	2.2	1.5
Interest income	0.1	—
Benefits paid	0.9	2.1
Return on plan assets excl. interest income	(1.1)	0.8
Fair value of plan assets at December 31	17.4	17.0

The plan assets consist of (all with quoted market prices):

	12/31/2022	12/31/2021

Cash and equivalent	0.9%	2.5%
Debt instruments	28.0%	24.9%
Equity instruments	30.8%	32.9%
Real estate	22.8%	19.6%
Mortgages	—%	4.7%
Alternative assets	17.5%	15.4%
Total	100.0%	100.0%

Principal actuarial assumptions

	12/31/2022	12/31/2021

Discount rate	2.2%	0.4%
Expected rate of salary increase	1.5%	1.5%
Expected rate of pension increase	0.0%	0.0%
Demographic assumptions	BVG 2020 generation table	BVG 2020 generation table

Sensitivity analysis: Impact on defined benefit obligation

(CHF in millions)	12/31/2022	12/31/2021

Discount rate
-0.5%	1.6	2.3
+0.5%	(1.4)	(1.9)
Expected rate of salary increase
-0.5%	(0.4)	(0.5)
+0.5%	0.4	0.5
Life expectancy
-1 year	(0.2)	(0.3)
+1 year	0.2	0.3

Accounting policies	Accounting and reporting of the Swiss defined benefit plans are based on annual actuarial valuations. Defined benefit obligations and service costs are assessed using the projected unit credit method, with the cost of providing pensions charged to the income statement so as to spread the regular cost over the service lives of employees participating in these plans. The pension obligation is measured as the present value of the estimated future outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Service cost from defined benefit plans are charged to the income statement within the operating result. If the fair value of the plan assets exceeds the present value of the defined benefit obligation, only a net pension asset is recorded, taking account of the asset ceiling.

The net interest component is calculated by applying the discount rate to the employee benefit obligations (net defined benefit asset or liability) and is recognized in the income statement in the financial result. Actuarial gains and losses, resulting from changes in actuarial assumptions and differences between assumptions and actual experiences, are recognized the equity (other comprehensive income) in the period in which they occur.

Significant judgments and accounting estimates	The carrying amounts of defined benefit pension plans are based on actuarial valuations. These valuations are calculated based on statistical data and assumptions about discount rates, expected rates of return on plan assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

6.3 Provisions

(CHF in millions)	Social charges	Long-service leave	Asset retirement obligation	Total

Balance at January 1, 2021	20.1	0.9	—	21.0
thereof current	—	0.4	—	0.4
thereof non-current	20.1	0.6	—	20.6
Additions	15.6	1.1	3.7	20.4
Release	—	(0.4)	—	(0.4)
Utilization	(21.6)	—	—	(21.6)
Balance at December 31, 2021	14.0	1.7	3.6	19.3
thereof current	14.0	0.7	0.1	14.9
thereof non-current	—	0.9	3.5	4.4
Additions	1.4	2.7	0.3	4.4
Release	(6.8)	(0.5)	—	(7.3)
Utilization	(4.4)	—	—	(4.4)
Unwinding of discount	—	—	0.1	0.1
Exchange differences	0.1	(0.1)	(0.1)	(0.1)
Balance at December 31, 2022	4.3	3.8	4.0	12.1
thereof current	4.3	0.5	0.2	5.0
thereof non-current	—	3.3	3.8	7.2

Provisions for social charges consider any costs related to local legal requirements related to share-based compensation. In 2019, On introduced a jubilee bonus to reward long-serving employees. The provision for asset retirement obligations mainly relates to the dismantling costs for the new headquarter in Zurich and the flagship store in New York.

Accounting policies	Provisions are recognized when On has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resource will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows.

Significant judgments and accounting estimates	Provisions are based upon best estimates, taking into consideration past experience and currently available information. Given that judgment has to be applied, the actual costs and results may differ from these estimates.

6.4 Income taxes

(CHF in millions)	2022	2021	2020

Current income taxes	38.7	7.1	4.1
Deferred income taxes	(18.6)	3.6	(1.0)
Income taxes	20.2	10.6	3.1

The income taxes reflected in the financial statements and the amount calculated at the expected tax rate (starting with On Holding AG's statutory corporate income tax rate) reconcile as follows:

(CHF in millions)		2022		2021		2020

Income / (loss) before taxes		77.9		(159.6)		(24.4)
Expected tax rate / tax expense	19.7%	15.3	19.7%	(31.4)	19.7%	(4.8)
Income and expenses not subject to tax, net	(9.5)%	(7.4)	(0.2)%	0.3	0.7%	(0.2)
Effects of (de-)recognition of tax losses	2.9%	2.2	(0.4)%	0.6	—%	—
Local actual tax rate different to On’s expected average tax rate	1.9%	1.5	(0.6)%	1.0	(3.1)%	0.8
Deferred taxes due to changes in tax rate	—%	—	—%	—	—%	—
Non-deductible expenses	9.2%	7.2	(25.4)%	40.6	(30.5)%	7.4
Prior year adjustments and other items, net	1.6%	1.3	0.2%	(0.3)	0.6%	(0.1)
Effective tax rate / tax benefit	25.9%	20.2	(6.7)%	10.6	(12.6)%	3.1

The effective tax rate in 2022, 2021 and 2020 is significantly impacted by non-deductible expenses mainly related to share-based compensation. In addition, the effective tax rate in 2022 is positively impacted by tax incentives in Switzerland related to income from patents and R&D expenses. Aforementioned tax incentives were largely ineffective in 2020 and 2021, due to lower EBIT margins in these periods.

The relevant changes to On include a decrease in the statutory income tax rate in the canton of Zurich, effective from January 1, 2021 and a corresponding decrease in the expected average tax rate.

Change of net deferred tax assets and liabilities:

(CHF in millions)	2022	2021

Net amount at January 1	(3.4)	0.3
thereof deferred tax assets	2.2	5.9
thereof deferred tax liabilities	(5.6)	(5.7)
Taxes charged
to income statement	18.6	(3.6)
to other comprehensive income	(0.9)	(0.2)
Exchange differences	(0.4)	0.1
Net amount at December 31	13.9	(3.4)
thereof deferred tax assets	31.7	2.2
thereof deferred tax liabilities	(17.9)	(5.6)

Deferred tax assets and liabilities relate to the following items:

			12/31/22			12/31/21
(CHF in millions)	Assets	Liabilities	Net amount	Assets	Liabilities	Net amount

Trade receivables	—	(1.0)	(1.0)	0.1	(1.0)	(0.9)
Inventories	23.4	(15.4)	7.9	0.6	(3.9)	(3.3)
Other current assets	0.7	—	0.7	0.7	—	0.7
Property, plant and equipment	—	(0.1)	(0.1)	—	(0.1)	(0.1)
Right-of-use assets	—	(6.4)	(6.4)	—	(3.8)	(3.8)
Intangible assets	—	(3.3)	(3.3)	—	(3.1)	(3.1)
Other current financial liabilities	1.1	—	1.1	0.8	—	0.8
Other current operating liabilities	7.1	(0.8)	6.3	—	(0.9)	(0.9)
Current provisions	0.1	—	0.1	0.1	—	0.1
Employee benefit obligations	1.2	—	1.2	1.2	—	1.2
Non-current provisions	0.4	—	0.4	0.1	—	0.1
Other non-current financial liabilities	5.6	—	5.6	3.1	—	3.1
Tax loss carryforwards	1.2	—	1.2	2.6	—	2.6
Deferred tax assets (liabilities)	40.9	(27.0)	13.9	9.3	(12.7)	(3.4)
Offsetting	(9.1)	9.1		(7.1)	7.1
Deferred tax assets (liabilities) on balance sheet	31.7	(17.9)	13.9	2.2	(5.6)	(3.4)

As of each reporting date, all tax loss carryforwards are capitalized as deferred tax assets.

Accounting policies	Income taxes include all current and deferred taxes which are based on income. Taxes which are not based on income, such as taxes on wealth and capital, are recorded as other operating expenses.

Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Deferred tax is recorded on the valuation differences (temporary differences) between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences and tax losses can be offset.

Deferred income tax liabilities are provided for on taxable temporary differences arising from investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by On and it is probable that the temporary difference will not reverse in the foreseeable future.
Current and deferred tax assets and liabilities are offset whenever they relate to the same taxing authority and taxable entity.

Significant judgments and accounting estimates	On is subject to income taxes in numerous jurisdictions and significant judgment is required in determining the worldwide provision for income taxes. The multitude of transactions and calculations implies estimates and assumptions. On recognizes liabilities on the basis of amounts expected to be paid to the tax authorities.
Deferred tax assets relate to deductible differences and, in certain cases, tax loss carry forwards, provided that their utilization appears probable. The recoverable value is based on forecasts of the corresponding taxable On entity over a period of several years. The capitalized tax loss carryforwards are essentially related to companies with transfer price arrangements in place, which will lead to a profit before tax. Therefore, the assumption is that the entities can use the tax losses. As actual results may differ from these forecasts, the deferred tax assets may need to be adjusted accordingly.

6.5 Related parties
A legal or natural person is related to an On entity if the party directly or indirectly controls, is controlled by, or is under common control with the entity, has an interest in the entity that gives it significant influence over the entity, has joint control over the entity or is an associate or a joint venture of the entity.
On has identified the following related parties:
•Members of the On Executive Team
•Members of the Board of Directors of On
•Shareholders that have significant influence by delegating a member into the Board of Directors of On

No related party exercises control over On.

In 2022, total share-based compensation of the non-executive members of the Board of Directors of On amounts to CHF 0.5 million (2021: CHF 0.3 million, 2020: CHF 0.1 million).
There were no further transactions with related parties for the relevant financial years except for the following transactions with the five members of On’s executive team:

(CHF in millions)	2022	2021	2020

Short-term employee benefits	2.1	1.9	1.8
Post-employment benefits	1.8	14.4	2.1
Share-based compensation	15.1	67.3	10.0
On Executive Team	19.0	83.6	13.9

6.6 Government grants
On is entitled to two investment grants within a framework of improving the regional economic structure by providing jobs in the Berlin region from Germany’s national government authorities. The entitlement depends on various conditions, including the number and types of jobs created and local investments spent within three years until 2021 for the first grant, and within three years from 2021 until 2024 for the second grant, respectively. As at December 31, 2022 and 2021, the conditions for the first grant were fulfilled, however the conditions for the second grant were not yet entirely fulfilled. On assumes to meet the second grant’s requirements by the end of the project.
In addition, during the fourth quarter 2022 On received a government grant of CHF 0.5 million from the Chinese government due to On having its APAC headquarters in Shanghai, China. CHF 0.4 million of the amount received is a considered a one-off grant for costs related to the regional core management team. The remaining CHF 0.1 million of the amount received is for costs related to office rental, and is the first of three office rental grants to be received by the Chinese government for the first three consecutive years.
On did not benefit from any other form of government assistance.
In 2022, the income accrued from government grants is reported as a deduction from the related expenses and amounts to CHF 1.4 million (2021: CHF 0.6 million, 2020: CHF 0.5 million).

Accounting policies	On only recognizes government grants relating to income if it is reasonably certain that the conditions attached to the grants will be fulfilled. The grants actually awarded are recognized at their fair value. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

6.7 Events after the balance sheet date

There were no material events after the balance sheet date.