Form 20-F
period 2023-12-31
On Holding AG
filed 2024-03-12
CIK 1858985

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
For the fiscal year ended December 31, 2023
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
Class A ordinary shares: 284,215,277
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

2023 Memorable Moments

OAC
OBIRI
2023
OAC
HIGHWAY PATROL
NYPD POLICE
2195

On athlete Hellen Obiri claims the winning title in both the New York and the Boston Marathon.

On introduces its latest cushioning technology CloudTec Phase with the launch of the Cloudsurfer.

NEW BURLINGTON STREET W1
CITY OF WESTMINSTER
Cyclon™
Run.
Recycle.
Repeat.

The first On flagship store in the United Kingdom opens on Regent Street, in the heart of London.

Tennis athletes Iga Świątek and Ben Shelton achieve remarkable success in major Grand Slam tournaments wearing On.

On takes a significant leap in its sustainability mission by introducing the CleanCloud technology in the Pace Collection, featuring 20% recycled carbon emissions.

App
Social commerce
Marketplace
Distributor-led sites
We run together
Road running shoes

On hosts its first Investor Day as a public company in Zurich, Switzerland.

On expands its product offering with the launch of its first-ever footwear collection for kids and pre-teens.

The On team surpasses 2,000 team members globally.

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
ITEM 16J. INSIDER TRADING POLICIES
ITEM 16K. CYBERSECURITY
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

All references to “U.S. dollars,” “dollars” or “USD” are to the lawful currency of the United States of America. All references to “CHF” or “Swiss francs” are to the lawful currency of Switzerland. In this Annual Report, amounts that are converted from CHF to U.S. dollars are converted at an exchange rate of USD 1.19 per CHF, the exchange rate as of December 31, 2023.

Financial Statements
We maintain our books and records in Swiss francs and prepare our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee (IFRIC) interpretations (together “IFRS Accounting Standards”), as issued by the International Accounting Standards Board (IASB).

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

Trademarks and Trade Names
We own registered and unregistered rights in trademarks, service marks, and trade names used in connection with the manufacturing, distribution and sale of our products, including, among others, On, the On Logo, On Running, Run On Clouds, Dream On, CloudTec, Speedboard, Helion, Missiongrip, Cyclon, Cloud, the Cloud Logo, CleanCloud, Cloud X, Cloudalpine, Cloudaway, Cloudboom, Cloudeclipse, Cloudflow, Cloudflyer, Cloudmonster, Cloudsurfer, Cloudwander, Cloudvista, Cloudultra, Cloudhero, Cloudroam, Cloudrock, Cloudventure, Cloudvista, Cloudswift, Cloudgo, Cloudstratus, Cloudrunner, Cloudneo, Cloudtilt, Cloudnova, Cloudrift, Cloudaway, Cloudspike, Cloudswift, Cloudeasy, and Cloudcombo. Solely for convenience, some of the trademarks, service marks, and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights in and to such trademarks, service marks and trade names.

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
•general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine or Israel-Hamas conflicts and shipping disruptions in the Red Sea and surrounding waterways;
•the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;
•our ability to strengthen and grow our direct-to-consumer (“DTC”) channel;
•our ability to address climate related risks;
•our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny
•our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy;
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
•Cybersecurity incidents and other disruptions to our information technology ("IT") systems;
•increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine;

•our reliance on complex IT systems;
•our ability to adopt generative artificial intelligence ("AI") technologies in our operations;
•financial accounting and tax matters;
•our ability to maintain effective internal control over financial reporting;
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

Summary of Risk Factors
The following is a summary of the material risk factors associated with an investment in our Class A ordinary shares, which are more fully described below:

I.Risks Related to Our Business Industry and Economic Environment
i.Brand resilience
ii.Business strategy
iii.Innovation
iv.Competitors
v.Economic, political and market conditions
II.Risks Related to Our Operations, Distribution Network and Suppliers
i.Business operations
ii.Supply chain and distribution
iii.Third-party partners and suppliers
iv.Human capital
v.Climate
III.Risks Related to Our Intellectual Property and Information Technology
i.Protection of intellectual property and litigation
ii.Information technology security, laws, and systems
IV.Risks Related to Financial, Accounting and Tax Matters
i.Additional investments of our resources
ii.Financial reporting and internal controls
iii.Foreign currency exchange rates
iv.Taxes
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

I. Risks Related to Our Business, Industry and Economic Environment

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
We anticipate that, as our business expands into new markets and new product categories, maintaining and enhancing our brand may become more difficult and may require the use of significant resources. If these or similar efforts in the future are not successful, our brand may be adversely impacted. Even if such efforts are successful, they may dilute our image in our core running market. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the relative novelty and scarcity of our brand. Our brand may be adversely affected if our public image or reputation is tarnished by negative publicity, which may occur due to quality issues relating to our production in China, Vietnam, or Indonesia, or our use of certain raw materials or product-related environmental concerns. Furthermore, our exposure to social media platforms may accelerate and aggravate such negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products, unfair labor practices and failure or legal limitations to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in premium performance footwear, the apparel and accessories industry and to continue to offer a range of high-quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability, financial condition and the price of our Class A ordinary shares.
A key element of our growth strategy is innovation, product development and expansion of our product offerings into new product categories. However, we may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers. As of December 31, 2023, our products are available at approximately 10,000 retail stores across our direct markets. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our premium performance products as compared to traditional footwear, apparel and accessories. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.

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
Our core values, which include developing high-quality products in a socially and environmentally responsible manner, as illustrated by shoe models such as Cloudneo, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. Parties active in promoting ethical business practices, in addition to evaluating the substance of companies’ practices, also often scrutinize companies’ transparency as to such practices and the policies and procedures they use to ensure compliance by their suppliers and other business partners. As a general matter, we do not expect to publicly disclose information that we deem competitively sensitive, except as required by law. If we do not meet the transparency standards expected by parties active in promoting ethical business practices, we may be subject to negative publicity, regardless of whether the actual labor and other business practices adhered to by us and our independent manufacturers satisfy the substantive expectations of such parties. In addition, we may fail to, or only partially, achieve our sustainability and environmental commitments, which could also result in negative publicity. Such negative publicity could be accelerated through social media channels and harm our reputation, brand image, business, results of operations, financial condition and the price of our Class A ordinary shares.
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

If our grassroots marketing efforts or partnerships with other brands are not successful, our business, results of operations and financial condition could be harmed. Additionally, the costs and return on our investments for our sports marketing sponsorships may become more challenging and this could impact the value of our brand image.
We rely principally on grassroots marketing efforts to advertise our brand. These efforts include working with select premium brand partners, such as our co-entrepreneur, Roger Federer, athletes chosen by us, and influencers, who we refer to as our ambassadors. Our ambassadors assist us by introducing our brand and culture to various communities. Our grassroots marketing efforts must be tailored to each particular market, which may require substantial ongoing attention and resources. For instance, we must successfully identify suitable ambassadors in each of our new and existing markets. Our future growth and profitability and the vibrancy of our premium brand, particularly among running communities, will depend in part upon the effectiveness and efficiency of these grassroots marketing efforts. Additionally, we also partner with fashion brands on collaborative product collections. Partnering with fashion brands can also increase the risk of brand reputational damage if the brand we work with faces any negative publicity.
An element of our marketing strategy has been to create a link in the consumer market between our products and professional and Olympic athletes, such as with Roger Federer and various athletes and celebrities around the world, and we face additional risks as a result. If we lose our celebrity endorsers, or if our celebrity endorsers engage in activities that damage our reputation (whether actual or perceived), our brand and our business could be adversely impacted.
We have also developed sponsorship agreements with a variety of athletes. However, as competition in the footwear, apparel and accessories industry has increased, the costs associated with athlete sponsorships, including the costs of obtaining and retaining these sponsorships and agreements, have varied and at times increased greatly. If we are unable to maintain our current association with athletes, or to do so at a reasonable cost, we could lose the reputational benefit associated with such partnerships, and we may be required to modify and substantially increase our marketing investments. Moreover, a failure to continue to correctly identify promising public figures to use and endorse our products or a failure to enter into cost-effective endorsement arrangements with prominent public figures could adversely affect our brand, sales and profitability.While our partnerships and sponsorships of celebrities, athletes or events often aim to enhance brand visibility, credibility, and market reach, such investments may not always be successful. Additionally, the brand may face adverse consequences in the event of any scandals involving athletes endorsing or associated with our products or in the event of injuries while such persons use our product, impacting consumer trust and market reputation.
Because we have not historically made extensive use of traditional advertising channels, such as print or television advertisements, to build our brand, if our grassroots marketing efforts or sports marketing sponsorships are not successful, there may not be an immediately available alternative marketing channel for us to build awareness of our products in a successful manner. This may impair our ability to successfully integrate new stores into the surrounding communities, to expand into new markets at all or to maintain the strength or distinctiveness of our brand in our existing markets. In addition, if our grassroots marketing efforts are unsuccessful and we are required to use traditional advertising channels in our overall marketing strategy, then we will incur additional expense associated with the transition to and operation of a traditional advertising channel, and we may not have the financial or other resources needed to do so successfully. Failure to successfully market our products and brand in new and existing markets could harm our premium brand and our business, results of operations, financial condition and the price of our Class A ordinary shares.

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
V.expand and diversify our wholesale channel, accelerate partnerships with digital pure play retailers, and expand our owned retail stores; and
VI.enter into distribution and other strategic arrangements with potential distributors of our products in order to better influence customer experience with better cost efficiency.
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
Our business is not currently diversified and consists primarily of designing and distributing footwear, apparel and accessories. In 2023, our main product category across all seasons, our footwear, was made up of over 70 styles and comprised a significant majority of our sales. Consumer preferences often change rapidly, and demand for our products is substantially dependent on our ability to attract customers who are willing to pay a higher price for our premium products. We believe there are a number of factors that may affect the demand for our products, including:
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
Although we generated net income of CHF 79.6 million and CHF 57.7 million for the years ended December 31, 2023 and 2022, respectively, we generated a net loss of CHF 170.2 million for the year ended December 31, 2021. We will need to continue to generate and sustain increased net sales and net income levels in future periods in order to increase profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. We intend to continue to expend significant funds to grow our business, and we may not be able to increase our net sales enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in Item 3. "Risk Factors" of this Annual Report, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve or sustain profitability, our business, results of operations, financial condition and the price of our Class A ordinary shares may be adversely impacted.

Our limited operating experience and brand recognition in new markets may limit our expansion strategy and cause our business and growth to suffer.
Our future growth depends, to a considerable extent, on our efforts to expand our markets and also on our success in entering new markets throughout the world that we deem attractive. While our headquarters are in Switzerland, we sell our footwear, apparel and accessories globally. For the year ended December 31, 2023, 64.9%, 27.2% and 7.9% of our sales were to customers in the Americas,

Europe, Middle East and Africa ("EMEA"), and Asia-Pacific regions, respectively. We also have limited experience with regulatory environments and market practices outside of Europe and the United States, and cannot guarantee that we will be able to penetrate or successfully operate in any such markets. In connection with our expansion efforts, especially in the United States, we have encountered increased costs of operations resulting from higher customs, payroll and other expenses and from new and different business requirements generally. In connection with our continued expansion efforts throughout the world, we have encountered, and expect to continue to encounter, a number of obstacles including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business and technical developments and foreign customers’ tastes and preferences, as well as differences in employee expectations and working culture. We may also encounter difficulty expanding into new markets throughout the world because of limited brand recognition leading to delayed acceptance of our athletic and technical footwear, apparel and accessories by customers in these new markets. In particular, we have no assurance that our grassroots marketing efforts will prove successful outside of the geographic regions in which they have been used in Europe and the United States. The expansion into new markets may also present competitive, merchandising, forecasting and distribution challenges that are different from or more severe than those we currently face. Failure to develop new markets globally or disappointing growth outside of such markets may harm our business, results of operations, financial condition or the price of our Class A ordinary shares.

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
In particular, sourcing novel high performance or sustainable materials, technical innovation, our unique designs and quality control in the design and manufacturing process of athletic and technical footwear, apparel and accessories is essential to the commercial success of our products. Research and development play a key role in technical and environmentally sustainable innovation. Over the last two years, we have systematically redesigned many of our key franchises, like the Cloud and the Cloudswift, as well as our entire apparel range. We rely upon specialists in the fields of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, as well as research and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists and other experts to develop and test our performance products. While we strive to produce products that help to enhance athletic performance and maximize comfort, consumer demand for our products could decline if we fail to introduce technical and environmentally sustainable innovations in our products. In addition, if we experience problems with the quality of our products, we may incur substantial expense to remedy such problems and lose consumer confidence and loyalty, which could negatively impact our reputation, business, results of operations, financial condition and the price of our Class A ordinary shares.

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
II.our innovations may fail to be financially viable at scale or may not be well received by our customers or the market;
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

(v) Economic, political and market conditions

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
Consumer purchases of discretionary items, such as our premium footwear, apparel and accessories, tend to decline during recessionary periods when disposable income is lower, and during such periods consumers may tend to choose less costly products and turn away from our premium products. Recent geopolitical events and general economic conditions, such as rising inflation and increased interest rates, have led to a slow-down in certain segments of the global economy and affected the amount of discretionary income available for certain consumers to purchase our products. Any downturn in the economy in markets in which we sell our products may materially harm our sales, business, results of operations, financial condition and the price of our Class A ordinary shares.

Our international operations involve inherent risks which could result in harm to our business.
All of our premium footwear, apparel and accessories are manufactured outside of the United States, and a significant amount of our products are sold outside of the United States. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest (for example national or international armed conflicts), disruptions or delays in cross-border shipments for various reasons and changes in economic conditions in countries in which our products are manufactured or where we sell products. This includes, for example, new and proposed changes affecting tax laws and trade policy in the United States and elsewhere, as further described below under “—Risks Related to Financial, Accounting and Tax Matters— We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in Switzerland, the United States or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate” and “—Risks Related to Legal and Regulatory Compliance—Changes to trade policies, tariffs and import/export regulations in the United States, EU and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” There could be legislative actions limiting outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the United States, which may require us to change the way we conduct business and adversely affect our business, results of operations, financial condition and the price of our Class A ordinary shares.
In addition, disease outbreaks, including the COVID-19 pandemic, terrorist acts and political or military conflicts have increased the risks of doing business abroad. These factors, among others, could affect, among other things, our ability to manufacture products or procure materials, our ability to import products, our ability to ship our products globally, our ability to sell products in international markets and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable, unprofitable or impractical, our business and financial results could be adversely affected. In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported into the United States and other countries. Any country in which our products are produced, imported or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard or protectionist measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.
Furthermore, we are subject to the U.S. Foreign Corrupt Practices Act as well as the anti-corruption laws of other countries in which we operate. Although we have implemented policies and procedures designed to promote compliance with these laws, our employees, contractors and agents, including the partners, suppliers and companies to which we outsource certain of our business operations, may take actions in violation of our policies or such laws. In addition, these policies and procedures might not be sufficient or adequate to prevent violations by our employees, contractors and agents of our policies or such laws. Any such violation could result in sanctions or other penalties and have an adverse effect on our reputation, business, results of operations, financial condition and the price of our Class A ordinary shares.
We distribute our products to customers directly from the factory and through distribution centers located throughout the world. Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies and growth, depends on the proper operation of our distribution facilities, the development or expansion of additional distribution capabilities and the timely and proper performance of services by third parties, including those involved in shipping product to and from our distribution facilities. In addition, our property damage, business interruption and other insurance policies may not adequately protect us from adverse effects caused by significant disruptions to our distribution facilities. Any negative impacts to our distribution facilities could result in an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.

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

The conflict between Russia and Ukraine and the war between Israel and Hamas have resulted in worldwide geopolitical and macroeconomic uncertainty, and we cannot predict how these conflicts will evolve or the timing and effects thereof. These conflicts could grow and bring about disruption, instability and volatility in global markets, supply chains and logistics operations, such as recent shipping disruptions in the Red Sea and surrounding waterways, which could in turn adversely affect our business operations and financial performance. If these conflicts continue for a significant time or further expand to other countries and depending on the ultimate outcomes of these conflicts, which remain uncertain, they could have additional adverse effects on macroeconomic conditions, including but not limited to, increased costs, constraints on the availability of materials, supply chain disruptions and decreased consumer spending. Furthermore, the potential continuation and expansion of these conflicts could give rise to disruptions to our or our business partners’ global technology infrastructure, including through cybersecurity incidents; adverse changes in international trade policies and relations; regulatory enforcement; our ability to implement and execute our business strategy; terrorist activities; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could magnify the impact of other risks factors discussed in this Annual Report and have a material adverse effect on our business, results of operations, cash flows, financial condition and the price of our Class A ordinary shares.

Our financial condition and results of operations have been, and could in the future be, adversely affected by a pandemic, epidemic or other public health emergency.
Pandemics, including the COVID-19 pandemic, and other public health emergencies have caused, and may in the future cause disruptions to our business, including disruptions to sourcing, our supply chain, our manufacturing facilities and our distribution facilities. For example, in 2022 and 2021, the COVID-19 pandemic caused operations in certain of our suppliers’ facilities to be disrupted or temporarily suspended, certain of our warehouses to experience disruptions or operate at reduced capacity, and further caused us to delay our plans to expand our footwear supplier base beyond Vietnam.
The effects of the COVID-19 pandemic have also had a negative impact on many of our business partners, such as the retail stores and distributors that sell our products, and can in the future adversely impact some or all of such partners. Moreover, the negative implications of COVID-19, including from responses to the pandemic, may not be predictable and may negatively impact our business and operations, including in ways that we do not currently anticipate. For example, certain unemployment programs instituted by governments caused our operations to experience a workforce shortage and increased costs, and other unpredictable results of the COVID-19 pandemic, or any future epidemic or pandemic, may cause adverse changes to our business, financial condition, results of operation and the price of our Class A ordinary shares.
The spread of COVID-19 and its various mutations of the virus (e.g. Delta, Omicron and other variants) had caused public health officials to impose restrictions and recommend precautions to mitigate the spread of the virus, especially avoiding congregating in heavily populated areas, such as malls and fitness centers, in which our owned and operated stores and retail outlets are located. Such measures include restrictions such as limitations on the number of guests allowed in our stores at any single time, minimum physical distancing requirements and limited operating hours. Even though COVID-19 related measures have been lifted in our main markets, we do not know whether new measures will be recommended by local authorities or will need to be implemented by us in the future, including if there are future COVID-19 resurgences or any other public health crisis. In such a case, there could be significant uncertainty regarding what the results of operations of our stores would be.
Additionally, pandemics, epidemics or other health emergencies (including COVID-19) could increase the magnitude of many of the other risks described in "Item 3. Risk Factors" of this Annual Report and may have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which we operate experience a prolonged occurrence of adverse public health conditions, it could materially adversely affect our business, financial condition, results of operations and the price of our Class A ordinary shares.

II. Risks Related to Our Operations, Distribution Network and Suppliers

(i) Business operations

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations. If we are unable to manage our operations at our current size or to manage any future growth effectively, our brand image and financial performance may suffer.
We have expanded our operations rapidly since our inception in 2010 and have limited operating experience at our current scale of operations. Our products were first carried by wholesale partners in Switzerland in 2010, with a subsequent expansion in Europe and first points of sale in the U.S. in 2013. We launched our own e-commerce platform in 2012 operated by On to offer e-commerce shopping in most countries in which we had a physical points of sale. Outside of China, we have 10 retail stores operated by us to date, five of which are located in the Americas, four in EMEA, and one in APAC. We also operate 22 mall-based stores in China.
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

We may not be able to successfully execute our growth strategy on the continued expansion of our DTC channel, including our own retail stores and e-commerce platform.
Our business involves distributing products on a wholesale basis for resale through our retail partners and also includes a multi-channel experience, including physical and online retail stores that are owned and operated by us. Growing our e-commerce platforms and the number of physical stores owned by us is essential to our growth strategy, as is innovating and expanding our product offerings available through these channels. Sales in our DTC channel continue to grow, which may expose us to other risks, including those relating to continuing to grow brand awareness. This strategy has, and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce platform design does not appeal to our customers, function reliably and conveniently, or maintain the privacy and security of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or sales, including as a result of losing repeat customers, or be exposed to fraudulent purchases, cybersecurity incidents or other issues which could adversely affect our reputation and results of operations.
As of December 31, 2023, we currently operate our e-commerce digital platforms in multiple countries globally, which are serviced by our wholesale channel as well. Additionally, we are planning to expand the reach of our e-commerce platform to new geographies. Existing and additional countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not realize benefits from our investment in our international expansion. We are also exposed to the risk of fraudulent domains or websites pretending to sell our products, when they are in reality phishing sites or imitator domains, and we might be unable to stop those sites from operating in due time, or permanently due to regulatory or factual constraints.

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
If we underestimate the demand for our products, we may not be able to produce products to meet our wholesale partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and wholesale partner relationships. If our wholesale partners underestimate the demand for our products, they may not have enough products on hand to satisfy demand in a timely fashion and sales opportunities may be lost. If we or our retail partners overestimate the demand for our products, we or our wholesale partners could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross profit margins and our brand management efforts. In addition, these and other factors, including failures to accurately predict the level of demand for our products, could cause a decline in net sales and harm our business, operating results, financial condition, cash flows and the price of our Class A ordinary shares.

We may not be able to successfully open new retail stores owned and operated by us in a timely manner, if at all, which could harm our results of operations.
Our growth will depend in part on our ability to successfully open and operate new retail stores owned and operated by us or convince third parties to operate those stores and sell our premium products on our behalf. Our ability to successfully open and operate new retail stores depends on many factors, including, among others, our ability to:
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
Outside of China, we have 10 retail stores operated by us to date, five of which are located in the Americas, four in EMEA, and one in APAC. We also operate 22 mall-based stores in China. We plan to open other stores owned and operated by us in the future. We expect that we will incur additional capital expenditures to open additional stores operated by us in the future, which may be significant. We have limited experience opening our own stores, and there can be no assurance that we will be able to open additional stores successfully. In addition, new retail stores owned and operated by us will not be immediately profitable, and will cause losses until these stores become profitable and such stores have required, and will continue to require, substantial fixed investment in equipment and leasehold improvements and personnel, and we have entered into substantial operating lease commitments for retail space. There can be no assurance that we will open our planned number of new stores in 2024 or thereafter, or that our estimates regarding the associated costs will be accurate. Any failure to successfully open and operate new stores operated by us would harm our business, results of operations, financial condition and the price of our Class A ordinary shares.

We are subject to risks associated with leasing retail and distribution, office and warehouse spaces subject to long-term and non-cancelable leases.
We enter into lease agreements for all of our stores and our inability to secure appropriate real estate or lease terms could impact our ability to grow. Our leases generally have initial terms of between five and ten years, and generally can be extended in five-year increments, if at all. We generally cannot unilaterally terminate these leases at an earlier time. If an existing or new store owned and operated by us is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying rent for the balance of the lease term.
Similarly, we may be committed to perform our obligations under the applicable leases even if current locations of our retail stores become unattractive as demographic patterns change, or if we have to close retail stores due to governmental orders, for example in connection with pandemics, including the COVID-19 pandemic, and other public health emergencies. If the current remote working trends that have arisen since the COVID-19 pandemic continue to exist in the future, we may be committed to perform our obligations under our leases for office space and distribution locations that we do not need, which may adversely affect our financial condition. Moreover, as our operations expand, we may be unable to find additional office space to accommodate our needs. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close retail stores owned and operated by us in desirable locations. We also lease all of our distribution centers and our inability to secure appropriate real estate or lease terms could impact our ability to deliver our products to the market.

(ii) Supply-chain and distribution

We have in the past and could in the future experience significant disruptions in supply from our current or future sources.
We have agreements with our suppliers that are on a purchase order basis and typically rely on inventory forecasts to help determine our quantities for purchase orders. We are highly dependent upon our suppliers, several of them representing a significant share of certain components of our footwear, apparel and accessories and certain of our suppliers are concentrated in a single country. Identifying a suitable supplier is a resource-intensive process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. In addition, any indirect supply chain disruptions due to the Russia-Ukraine or Israel-Hamas conflicts and shipping disruptions in the Red Sea and surrounding waterways, trade restrictions, political instability, severe weather and natural disasters, war, labor shortages, reduced freight availability and increased costs, port disruptions and other factors may further complicate existing supply chain constraints. Interruption of supplies from any of the Company’s suppliers, or the loss of one or more key suppliers, could have a negative effect on the Company’s business and operating results.
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
Additionally, our potential, anticipated growth will require further investments into our supply chain and operations capabilities, including but not limited to new warehouses or other facilities. For instance, in the third quarter of 2022 we entered into a third party logistics and warehouse services agreement for a new, highly-automated fulfillment center in Atlanta (USA) to facilitate our future omnichannel growth in North America and lower our handling cost over time through automation. In the second quarter of 2023, we also signed a similar contract for a new fulfillment center in Belgium (Beringen). If our partner's ability to scale warehouse operations and automation is unsuccessful or if the warehouse automation does not provide the anticipated benefits or it does not meet market demands, our financial condition and results of operations can be adversely impacted.
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
Although we believe that our business relationships with our retail partners are satisfactory, we cannot assure you that these business relationships will continue to generate satisfactory sales in the future. If any of our major retail partners experiences a significant downturn in their business or fails to remain committed to our products or brand, then these partners may reduce or discontinue purchases from us, which could adversely impact our business. Additionally, if any of our partners experience a significant downturn this could lead to potential losses given that we grant certain credit limits to our partners.
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
Almost all of our manufacturing partners and raw material suppliers are located outside the United States. In addition, we work with selected third-party distributors, especially in the initial stages of expansion for highly complicated products and in new markets. Background checks on third parties and any "Know Your Customer" processes for negotiating and entering contracts with key counterparties may not always identify all risks associated with such parties, including risks of inadvertently engaging with parties with criminal backgrounds or ongoing legal proceedings, such as cases involving child and forced labor, health, safety, and environmental (HSE) violations, bribery, corruption, and sanctions. Moreover, entering into business relationships with third parties involved in lawsuits or criminal cases, or that are not compliant with local and international laws, could adversely affect our business performance and brand reputation, and because we ultimately do not control those third parties, we are subject to additional risks as a result of such relationships. In 2023, 90% of our footwear products were produced in Vietnam and 10% of our footwear products were produced in Indonesia.
Moreover, in 2023 approximately 61% of our apparel and accessories units produced were manufactured in Vietnam, 26% in Turkey, 7% China, 4% in Slovenia and 2% in Portugal. All of our products are manufactured by third party manufacturers. As a result of our international suppliers, we are subject to risks associated with doing business in multiple jurisdictions, including:
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
We do not manufacture our products or the raw materials used in our products and rely instead on third-party suppliers and contract manufacturers. Many of the specialty fabrics used in our products are technically advanced textile products developed by third parties and may be available from only one or a very limited number of sources. For example, our engineered warp knitting textiles, which are included in many of our products, are supplied to the manufacturers we use by a few major producers in Vietnam, China, Taiwan and Korea. In 2023, all of our products were produced by less than 25 manufacturing suppliers. In addition, in 2023, 90% of our footwear products were manufactured in Vietnam, and some of our apparel styles were purchased from only a single manufacturer. These factors increase the risk of supply disruption and cost inflation, and our efforts to expand our supplier base may fail or be delayed.
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
In addition, there can be no assurance that our suppliers and manufacturers will continue to provide fabrics, other subcomponents and raw materials or manufacture products that are consistent with our standards. We have occasionally received, and may in the future continue to receive, shipments of products that fail to conform to our quality control standards. If this occurs, unless we are able to obtain replacement products in a timely manner, we risk the loss of net sales resulting from the inability to sell those products and related increased administrative and shipping costs. Further, as we continue our journey to eliminate petroleum-based materials, there is an increased use of recycled materials and other innovative new and sustainable materials. For example, our Cloudneo shoe is designed to be recycled, and made with over 50% bio-based material derived from castor beans. The use of innovative and sustainable materials without a long history of manufacture by our third-party suppliers increases the risk of higher manufacturing costs or that products that are manufactured may not be consistent with our standards.

We may fail to find suitable partners to expand outside the United States and the EU and this may cause our growth strategy to suffer and may harm our net sales and results of operations.
As part of our growth strategy, we plan to expand our distribution network and sales of our products into new locations outside of the United States and the EU. Our successful expansion and operation of new stores outside the United States and the EU will depend on our ability to find suitable partners and to successfully implement and manage joint relationships. Additionally, granting credit limits to our partners poses credit risks. As such, if our partners experience financial difficulties, this could lead to financial losses, disruption of cash flows, and potential write-offs of accounts receivable. Additionally, dependence on a few key customers or wholesale partners in certain markets increases vulnerability to market fluctuations and industry-specific challenges. In 2023, we had distribution agreements with 22 partners distributing to 86 markets. Failure to find sufficient or capable partners in a particular geographic region may delay the rollout of our products in that area. If we are unable to find suitable partners through distribution relationships, our growth strategy will suffer and our net sales, results of operations and the price of our Class A ordinary shares could be harmed.

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
Our success has largely been the result of significant contributions by our employees, including members of our current senior management, broader leadership and product design teams. However, to be successful in continuing to grow our business, we will need to continue to attract, assimilate, retain and motivate highly talented individuals with a diverse range of skills and experience. Certain geographies in which we operate, including the United States, have experienced historically strong labor markets, which complicates our efforts to attract and retain new employees, and may also cause us to fail to retain existing employees. Competition for employees in our industry is intense and we have from time-to-time experienced difficulty in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future. Moreover, we have experienced challenges obtaining work permits for potential employees, including in Switzerland and the EU, which may continue to pose challenges. These problems could be further exacerbated as we embark on our strategy of significantly expanding our business in the United States and elsewhere over the next few years. In addition, if we fail to mitigate labor disputes, fail to properly hire and dismiss employees as needed or fail to comply with labor laws, which differ by location and jurisdiction and are rapidly changing, our risk of litigation may increase, which would cause us to incur additional costs. If we are unable to attract, assimilate and retain additional employees with the necessary skills, we may not be able to grow or successfully operate our business, and our business, results of operation, financial condition and the price of our Class A ordinary shares may be adversely impacted.

(v) Climate

Climate related risks such as extreme weather conditions and natural disasters could negatively impact our operations, operating results and financial condition. Additionally, the operations of many of our suppliers and third-party manufacturers, warehouses or distribution centers are subject to additional environmental risks that are beyond our control and that could harm our business, financial condition and results of operations.
Shifts in weather patterns or extreme weather conditions, including as a result of climate change, in the areas in which our retail stores, employees, suppliers, manufacturers, customers, warehouses or distribution centers, headquarters and vendors are located could adversely affect our operating results and financial condition. The emergence of longer summers and shorter winters poses challenges for sales forecasting and planning, especially for seasonal items. The usual predictability of demand based on historical weather patterns is becoming less reliable. This uncertainty may impact inventory management and procurement as we strive to adapt to these changing conditions. Moreover, natural disasters such as earthquakes, hurricanes and tsunamis, whether occurring in Switzerland, the United States or elsewhere, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted, and could in the future disrupt, our operations, the operations of our vendors, manufacturers, warehouses or distribution centers and other suppliers or have in the past resulted in and could in the future result in economic instability (without adequate or any recourse on insurance coverage) that may negatively impact our operating results and financial condition. In particular, if a natural disaster were to occur in an area in which we or our suppliers, manufacturers, customers, warehouses or distribution centers and vendors are located, our continued success would depend, in part, on the safety and availability of the relevant personnel and facilities and proper functioning of our or third parties’ computer, telecommunication and other systems and operations. In addition, a severe weather event could have an adverse impact on consumer spending, which could in turn result in a decrease in sales of our products. In addition, the physical changes prompted by climate change could result in changes in regulations or consumer preferences, which could in turn affect our business, operating results and financial condition. For example, there has been increased focus by governmental and non-governmental organizations, customers, employees and other stakeholders on products that are sustainably made and other sustainability matters, including responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging and materials transparency, any of which may require us to incur increased costs for additional transparency, due diligence and reporting. In addition, governmental authorities in various countries have proposed, and are likely to continue to propose, legislative and regulatory initiatives to reduce or mitigate the impacts of climate change on the environment. Various countries and regions are following different approaches to the regulation of climate change, which could increase the complexity of, and potential cost related to complying with, such regulations. Further, if we are unable to find alternative suppliers, replace capacity at key manufacturing or distribution locations or quickly repair damage to our IT systems or supply systems, we could be late in delivering, or be unable to deliver at all, products to our customers. These events could result in reputational damage, lost sales, cancellation charges or markdowns, all of which could have an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.
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

Increased scrutiny from investors, customers and others regarding our environmental, social, governance, or sustainability responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.
Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, current and prospective employees, and customers have focused increasingly on the ESG or "sustainability" practices of companies, including those associated with climate change. If our sustainability practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. Further, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us.
Additionally, customers and investors increasingly prioritize businesses that are transparent about their operations, particularly regarding environmental sustainability. Failure to recognize and respond to these expectations may result in a negative impact on the Company's market share and revenue.

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
Additionally, we rely on patent laws for the protection of our products and product components such as our outsole, CloudTec, upper, Speedboard and lacing technologies. Any patents that may issue in the future from our pending or future patent applications may not provide us with competitive advantages, may be of limited territorial reach and may be held invalid or unenforceable if successfully challenged by third parties, which may lead to increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects. As our patents expire, the scope of our patent protection will be reduced for certain of our patented technology in those jurisdictions where such protection has existed, which may reduce or eliminate any competitive advantage afforded by our patent portfolio for products utilizing the protected technology or application in those jurisdictions. Additionally, certain of our patents are limited to certain jurisdictions and do not cover all of our key markets. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and we may become party to adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, interference or derivation proceedings challenging our patent rights. It is also possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of certain of our technologies.
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

(ii) Information technology security, laws, and systems

A security breach, including a cybersecurity incident or other disruption to our IT systems could result in adverse effects on the confidentiality, integrity, or availability of our IT systems or any information residing therein, including the loss, theft, misuse, unauthorized disclosure, or unauthorized access of customer, supplier, or sensitive company information or could disrupt our operations. Such cybersecurity threats could damage our relationships with customers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business strategy, financial condition or results of operations.
Our business involves the storage, transmission and other processing of a significant amount of personal, confidential, and sensitive information, including the personal information of our customers and employees, credit card information, information relating to customer preferences, and our proprietary financial, operational and strategic information. In addition, the utilization of various tools and platforms by teams within the organization involves the storage of a significant amount of confidential information, encompassing sensitive data such as supplier base, new product designs, product costs, etc. The potential exposure of such proprietary information could impact our business, including but not limited to competitive disadvantage, as unauthorized disclosure of proprietary information could provide competitors with insights into our strategic initiatives, product development plans, and supplier relationships, resulting in a loss of competitive advantage. Additionally, there is the risk of reputational damage, as public exposure of confidential data could affect our reputation. Furthermore, the risk of loss of intellectual property is significant, as leakage of new product designs or proprietary technologies could result in unauthorized replication or exploitation by third parties, leading to diminished market share and revenue streams. The protection of this information is vitally important to us as the loss, theft, misuse, unauthorized disclosure, or unauthorized access of such information could lead to significant reputational or competitive harm, result in litigation involving us or our business partners, expose us to regulatory proceedings, and cause us to incur substantial liabilities, fines, penalties, or expenses. As a result, we believe our future success and growth depends, in part, on the ability of our key business processes and systems, including our IT and global communication systems, to prevent the theft, loss, misuse, unauthorized disclosure, or unauthorized access of this personal, confidential, and sensitive information, and to respond quickly and effectively if data security incidents do occur. In light of these risks, we acknowledge the critical importance of implementing appropriate data security measures, including but not limited to encryption protocols, access controls, user training programs, and regular audits, designed to mitigate the likelihood and impact of confidential information leakage. Furthermore, appropriate monitoring and evaluation of the efficacy of existing controls and proactive risk management strategies are imperative to striving to safeguard our intellectual property and preserve our competitive position in the market.
The frequency, intensity, and sophistication of cybersecurity incidents, ransom-ware attacks, and other data security incidents has significantly increased in recent years and, as with many other businesses, we have experienced, and are continually at risk of being subject to, such attacks and incidents. Such threats may see their frequency increased, and effectiveness enhanced, by the use of AI. For example, the sophisticated nature of generative AI could be exploited in cybersecurity incidents, enhancing threats like convincing phishing campaigns or advanced social engineering tactics. This necessitates more robust cybersecurity measures, continuous monitoring, and specialized strategies to counteract these advanced cybersecurity threats. Due to the increased risk of these types of attacks and incidents, we expend significant resources on IT and data security tools, measures, and processes designed to protect our IT systems, as well as the personal, confidential, or sensitive information stored on, transmitted through or otherwise processed by those systems, and to ensure an effective response to any cybersecurity or data security incident. Despite the implementation of preventative, detective and reactive security controls, our IT systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, epidemics, malicious human acts, terrorism and war. Our ability to effectively manage and maintain our inventory and to ship products to customers on a timely basis depends significantly on the reliability of our IT systems. We also use these systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. IT systems provided by third parties, such as Microsoft and Salesforce, may also be difficult to integrate with other tools due to their complexity, resulting in high data inconsistency and incompatibility, and also face similar cybersecurity threats.
Our IT systems are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, from cybersecurity threats by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), or other data security incidents. These risks may be exacerbated in the remote work environment. These risks may also be exacerbated by the complicated supply chains involved with operating a cloud native environment to support our IT systems. In addition, because the techniques used to obtain unauthorized access to IT systems are constantly evolving and becoming more sophisticated, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies, we may be unable to anticipate all types of cybersecurity threats or implement adequate preventive measures in response.
We have experienced and may in the future experience, whether directly or through our supply chain or other channels, cybersecurity incidents. While prior incidents have not materially affected our business strategy, results of operations of financial condition, and although our processes are designed to help prevent, detect, respond to, and mitigate the impact of such incidents, there is no guarantee that a future cybersecurity incident would not materially affect our business strategy, results of operations or financial conditions. Cybersecurity or data security incidents could remain undetected for an extended period, which could potentially result in significant harm to our systems, as well as unauthorized access to the information stored on and transmitted by our systems. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our systems, our efforts to address these problems may not be successful. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our systems or result in the unauthorized disclosure of or access to information. Any measures we take to prevent security breaches, whether caused by employees or third parties, have the potential to limit our ability to complete sales or ship products to our customers, harm relationships with our suppliers, or restrict our ability to meet our customers’ expectations with respect to their online or retail shopping experience.
A cybersecurity or other data security incident could result in the significant and protracted disruption of our business such that:

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
If any of these events were to occur, it could have a material adverse effect on our financial condition and results of operations and result in harm to our reputation and the price of our Class A ordinary shares. Furthermore, our disaster recovery or business continuity plan may not adequately address such disruptions and we may not be able to adequately continue our business or return to operability within a reasonable period of time in the case of such an occurrence. Recovery of our IT systems may be additionally hampered where we have outsourced the operation of IT and data storage to third parties.
In addition, if a cybersecurity or other data incident results in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of personal, confidential, or sensitive information belonging to our customers, suppliers, or employees, it could put us at a competitive disadvantage, result in the deterioration of our customers’ confidence in our brand, cause our suppliers to reconsider their relationship with our Company or impose more onerous contractual provisions and subject us to potential litigation, liability, fines and penalties. For example, we could be subject to regulatory or other actions pursuant to domestic and international privacy laws, including regulations such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CCPA”), the General Data Protection Regulation (“GDPR”) in the EU and its equivalent in the United Kingdom ("UK GDPR") and Swiss data protection laws. This could result in costly investigations and litigation, civil or criminal penalties, operational changes, and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition. For more information regarding risks related to our data privacy and security practices, see “—Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows."
We currently maintain separate cybersecurity insurance. However, any insurance we maintain now or in the future against risks associated with cybersecurity threats and data incidents may be insufficient to cover all losses and would not, in any event, remedy damage to our reputation. In addition, we may face difficulties in recovering any losses from a provider and any losses we recover may be lower than we initially expect.
We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties are subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees, customers and business associates may be improperly accessed, used or disclosed. In addition, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to our IT systems or the services provided by third parties could adversely affect our business, financial condition and results of operations. Additionally, due to the Russia-Ukraine conflict which started in February 2022, there have been publicized cybersecurity threats to increase hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. Similarly, cybersecurity threats may be heightened as a result of the ongoing military conflict between Israel and Hamas. Any such increase in such attacks on our third-party service providers or other systems could adversely affect our network systems or other operations. We have measures in place that are designed to detect and respond to such cybersecurity and data security incidents, but there can be no assurance that our efforts will prevent or detect such cybersecurity and data security incidents.

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
In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the CCPA increases privacy rights for California residents and imposes obligations on companies that process their personal information. Among other things, the CCPA requires covered companies to provide disclosures to California consumers and provide such consumers data protection and privacy rights, including the ability to opt out of certain data-sharing arrangements of personal information, and the ability to access, delete and correct personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Numerous other states have enacted, or are considering enacting, comprehensive privacy laws and regulations that share similarities with the CCPA. In addition, laws in all 50 states in the United States require businesses to provide notice to consumers (and, in some cases, to regulators) whose personal information has been accessed or acquired as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.

We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and added a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning data transparency and consent, the overall rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area (“EEA”), security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual net sales or €20 million, whichever is greater. Additionally, the United Kingdom's decision to leave the EU has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the GDPR in the United Kingdom's national law. While the UK GDPR currently imposes substantially the same obligations as the GDPR, the UK GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the United Kingdom government). Moreover, the United Kingdom government has publicly announced plans to reform the UK GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses. Recent legal developments in the EU have created further complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. Although the United Kingdom currently has an adequacy decision from the European Commission, such that the standard contractual clauses ("SCCs") are not required for the transfer of personal data from the EEA to the United Kingdom, that decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the United Kingdom data protection regime is reformed in ways that deviate substantially from the GDPR. Adding further complexity for international data transfers, in March 2022, the United Kingdom adopted its own International Data Transfer Agreement for transfers of personal data out of the United Kingdom to so-called third countries, as well as an international data transfer addendum that can be used with the SCCs for the same purpose. Moreover, on July 10, 2023 the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the EEA to the United States under the EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the UK for the UK-US Data Bridge). However, the adequacy decision does not foreclose, and is likely to face, future legal challenges and the ongoing legal uncertainty may increase our costs and our ability to efficiently process personal data from the EEA or in the United Kingdom. These recent developments will require us to review and amend the legal mechanisms by which we make or receive personal data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs and other mechanisms cannot be used, or start taking enforcement action, we could suffer additional costs, complaints or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we do business, the geographical location or segregation of our relevant operations, and could adversely affect our financial results.
The Swiss Federal Act on Data Protection, or DPA, also applies to the collection and processing of personal data by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. On September 1, 2023, the revised DPA entered into force. The revision aligned the DPA with international rules, which allowed the upholding of the European Commission's adequacy decision for Switzerland. The revised DPA largely follows the regime provided by the GDPR with some reliefs and very limited “Swiss finishes”. This may lead to an increase in our costs of compliance, risk of noncompliance and penalties for noncompliance.

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
It is critical to our success that retailers, consumers and potential new customers within the countries we operate in are able to access our online services at all times. We operate on a combination of shared and individual, central or local IT systems and solutions. Any failure of either central or local IT systems and functions may disrupt the efficiency and functioning of all our operations. Updates or changes in the software or hardware technology may lead to failures of communication between our platforms and customers in the course of the order transmission or other processes. We therefore rely on a large number of IT systems, such as local network and internet coverage, to manage the entire process, from the placing of and payment for orders online by customers to the receipt of and confirmation of those orders by our backend systems, which creates significant complexity and negatively affects our ability to scale our business and realize cost savings. We also rely on our complex IT landscape to provide us with quality operation and financial data and any disruption may lead to inconsistencies, errors, and delays in the reporting of operational and financial information, potentially compromising decision-making processes, regulatory compliance, and overall operational efficiency.
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
We have previously experienced service disruptions, and in the future, we may experience further service disruptions, outages, or other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, and fraud, denial-of-service attacks or cybersecurity incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as customer traffic increases. If our online marketplace is unavailable when users attempt to access it or does not load as quickly as customers expect, they may seek other services, and may not return to our online marketplace as often in the future, or at all. This would harm our ability to attract customers and decrease the frequency with which customers use our online marketplace. We expect to continue to make significant investments to maintain and improve the availability of our online marketplace and to enable rapid releases of new products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and the price of our Class A ordinary shares would be harmed.
The materialization of any of the risks described above could have a material adverse effect on our assets, financial condition, cash flows and results of operations.

We utilize AI, which could expose us to liability or adversely affect our business.
The adoption of generative AI technologies in our operations introduces distinct risks, notably in data management and data privacy. No assurance can be provided that our use of such AI technologies will enhance our products or operations or produce the intended results. These AI systems, capable of synthesizing customer interactions and generating personalized recommendations could inadvertently use sensitive data to train future models. If this were to occur within a public model, this raises the possibility of reputational damage and legal challenges, especially if false or inaccurate information is disseminated. Additionally, the need for these systems to access extensive datasets heightens the risk of data breaches, potentially leading to unauthorized disclosure of sensitive customer and company information. Such breaches could result in identity theft, financial fraud, and non-compliance with data privacy and security laws and regulations, thereby exposing the Company to regulatory penalties and legal liabilities. Further, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI tools that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.
In addition, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various United States governmental and regulatory agencies, and various United States states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI. In essence, while generative AI offers significant opportunities for innovation and efficiency in our operations, it also demands stringent management to ensure the protection of data integrity, customer and employee safety, regulatory compliance, and the maintenance of our Company's reputation.

IV. Risks Related to Financial, Accounting and Tax Matters

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

We have and expect to continue to incur expenses and devote resources and management time as a result of being a public company, which may negatively impact our financial performance, our results of operations, cash flows and financial condition.
As a public company, we are subject to laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE. Complying with these statutes, regulations and requirements occupies a significant amount of time of our board of directors and management and significantly increases our costs and expenses as compared to when we were a private company. For example, as a public company, we have had to institute a more comprehensive internal controls and financial reporting function, comply with rules promulgated by the NYSE, prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws, maintain effective disclosure controls and procedures and internal controls for financial reporting, and involve and retain to a greater degree outside counsel and accountants in the above activities. As such, we have incurred and expect to continue to incur significant legal, accounting, insurance and other expenses as our Company has grown in recent years. The rules implemented by the SEC, the NYSE, and the securities regulators in Switzerland have required changes in corporate governance practices of public companies. Compliance with these laws, rules and regulations has and will continue to substantially increase our expenses, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly. Compliance with these laws, rules and regulations also require attention from our senior management and could divert their attention away from the day-to-day management of our business. As a public company, these laws, rules and regulations also make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect to continue to incur a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.
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
From time to time, we may invest in technology, business infrastructure, new businesses, product offering and manufacturing innovation and expansion of existing businesses, such as our DTC operations, which require substantial cash investments and management attention. We believe cost-effective investments are essential to business growth and profitability; however, significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. Additionally, our future potential will require further investments into our supply chain and operations capabilities, including but not limited to new warehouses or other facilities. For instance, during 2023 and 2022, we entered into third party logistics and warehouse services agreements for new, highly-automated fulfillment centers in and Belgium (Beringen) and Atlanta (USA), respectively, in order to facilitate our future omnichannel growth in both Europe and North America, and lower our handling cost over time through automation. The failure of any significant investment to provide expected returns or profitability could adversely impact our financial results and results of operation, and divert our management’s attention from more profitable business operations.

(ii) Financial reporting and internal controls

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances at the time of the estimate, as provided in “Item 5. Operating and Financial Review and Prospects - E. Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of net sales and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to right-of-use assets, intangible assets, share-based compensation, employee benefits, provisions and taxes. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A ordinary shares.

We are obligated to develop and maintain proper and effective internal control over financial reporting. If we identify material weaknesses in the future, or otherwise fail to maintain an effective system of internal control over financial reporting in the future, On may not be able to accurately or timely report our financial condition or operating results, which may adversely affect its business, investor confidence, and as result, the price of our Class A ordinary shares.
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
We previously identified a material weakness in our internal control over financial reporting. Although we believe the material weakness has since been remediated, there can be no assurance that the measures we have taken to date, or any measures we may take in the future, will be sufficient to identify or prevent future material weaknesses. If other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

If our internal control over financial reporting is ineffective, or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal control, for example as a result of any identified material weakness, we could lose investor confidence in the accuracy and completeness of our financial reports.

(iii) Foreign currency exchange rates

Fluctuations in foreign currency exchange rates could harm our net sales, results of operations and the price of our Class A ordinary shares.
The reporting currency for our consolidated financial statements is the Swiss franc. Because we recognize net sales in the United States in U.S. dollars, if the U.S. dollar weakens against the Swiss franc, it would have a negative impact on our net sales and operating results upon translation of those results into Swiss francs for the purposes of financial statement consolidation. We may face similar risks in other foreign jurisdictions where sales are recognized in foreign currencies such as the Euro, GBP and others. In addition, the majority of our cost of purchases of finished goods are sourced in U.S. dollars, and if the U.S. dollar strengthens against the Swiss franc, it would have a negative impact on our operating results upon translation of those results into Swiss francs for purposes of financial statement consolidation. Although we may engage in short-term hedging transactions for a large portion of our foreign currency-denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations (including the value of the Swiss franc relative to the U.S. dollar) have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates.
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

(iv) Taxes

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
We are subject to standard cantonal taxation and the statutory tax rate in Zurich, Canton of Zurich, may change from time to time. The standard combined (federal, cantonal, municipal) statutory corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2023 in Zurich, Canton of Zurich, was approximately 19.7%.
The Organization Economic Co-operation and Development (“OECD”) introduced Base Erosion and Profit Shifting (“BEPS”) Pillar Two rules that impose a global minimum tax rate of 15%. The group is within the scope of the OECD Pillar Two model rules. The group operates in several jurisdictions where Pillar Two legislation has been enacted, or substantively enacted. In Switzerland, where the Group is headquartered, the enacted legislation is currently limited to the introduction of a Qualified Domestic Top-up Tax effective 1 January 2024.
The OECD has published transitional Country-by-Country Report (CbCR) Safe Harbour rules, with the purpose to remove the obligation of calculating the Pillar Two effective tax rate for operations in lower-risk jurisdictions during the initial years when the rules take effect. In applying the transitional CBCR Safe Harbour rules on the fiscal year end 2023 consolidated financial statements, the majority of jurisdictions are expected to qualify for the transitional CbCR Safe Harbour rules.
On September 12, 2023, the EU Commission published two draft directives relating to international tax. The draft Business in Europe: Framework for Income Taxation (BEFIT) directive provides common rules for determining the corporate tax base for EU-based entities that are part of a group with global consolidated revenues above EUR 750 million. The BEFIT proposal includes provisions for a formula-driven allocation of profits between relevant EU member states which would then be subject to the corporate income tax rate of the respective member state. The draft transfer pricing directive aims to harmonize transfer pricing rules within the EU consistent with the OECD Transfer Pricing Guidelines. It also clarifies processes for relieving double taxation within the EU. Both draft directives require unanimous agreement among EU member states before they can be further implemented.
In the United States, the Inflation Reduction Act ("IRA") was signed into law on August 16, 2022. The IRA creates a 15% corporate alternative minimum tax (CAMT) on the profits of corporations whose average annual adjusted financial statement income exceeds USD 1.0 billion over a three-year period. It is not expected that the CAMT framework will trigger additional taxes for On Group in 2024. However, there are special regulations in connection with foreign-parented US entities, which may trigger administrative burdens.
While we have taken steps to comply with the evolving tax initiatives of the OECD, the United States and the EU, and we will continue to do so, significant uncertainties remain as to the outcome of our efforts.
For more information, see “Item 18. Financial Statements-Note 7. Income taxes” and “Item 18. Financial Statements-Note 6.4 Income Taxes”.

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
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on the market price of our Class A ordinary shares during 2023 and the composition of our income and assets, including goodwill, we believe we were not a PFIC for our 2023 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2023 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year.
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
In particular, certain trade restrictions related to forced labor could impact our business. For instance, the U.S. Government has taken several steps to address forced labor concerns in the Xinjiang Uyghur Autonomous Region of China, including sanctions on specific entities and individuals; withhold release orders ("WROs") issued by U.S. Customs and Border Protection ("CBP") that prohibit the entry of imports of certain items from Xinjiang; and the Uyghur Forced Labor Prevention Act, which went into effect in June 2022, and imposes a rebuttable presumption against U.S. imports of any items from Xinjiang and specifically targets the cotton and apparel industry as high-priority sectors for enforcement. We do not intentionally source any products or materials from the Xinjiang region (either directly or indirectly through our supply chain) and we prohibit our suppliers and manufacturers from doing business with or sourcing from any company or entity located in China's Xinjiang region. However, the presumptive ban on virtually all imports from that region could affect the global sourcing and availability of raw materials used in the manufacturing of certain of our products and/or lead to our products being held for inspection by CBP and delayed or rejected for entry into the United States, which could unexpectedly affect our inventory levels, result in other supply chain disruptions, or cause us to be subject to penalties, fines or sanctions. Even if we were not subject to penalties, fines or sanctions, if products we source are linked in any way to the Xinjiang region, our reputation could be harmed. In addition, our products could be held for inspection by CBP, which would cause delays and unexpectedly affect our inventory levels. CBP has also in the past and may in the future challenge or disagree with our classification of our imports, or our valuation or country of origin determinations. While we have not experienced tariff liabilities in such instances, such challenges could in the future result in material tariff liabilities, including tariffs on past imports, as well as penalties and interest.
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

(iii) Legal or regulatory requirements, proceedings and audits

We are subject to comply with many laws and regulations which could expose us to criminal sanctions, civil penalties, contractual damages, and reputational harm that could substantially harm our business and results of operations.
Our business requires compliance with many laws and regulations, including, but not limited to, labor and employment, product safety, fair competition, labelling, sales and other taxes, customs, and consumer protection laws and ordinances that regulate our industry generally or govern the production, importation, promotion and sale of merchandise, and the operation of warehouse facilities. For example, various jurisdictions worldwide have laws and regulations that aim to protect consumers, including by prohibiting advertising or marketing practices that may be deemed misleading or deceptive. Failure to comply with any laws or regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. In addition, as a global company we operate in countries with different legal jurisdictions that pose various risks such as uncertain laws, potential bribery, civil unrest, economic instability, differing business practices, or consumer behaviors. To the extent we encounter such challenges, we could be subject to financial losses, criminal and civil penalties and reputation damage.
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
While each of our shares carries one vote in our general meeting of shareholders, irrespective of the par value of the shares, our Class A ordinary shares have a par value of CHF 0.10 and Class B voting rights shares have a par value of CHF 0.01. As a result, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share. Given the increased voting power of our Class B voting rights shares, members of our extended founder team, who are our only Class B shareholders and who also hold certain of our Class A ordinary shares, hold approximately 59.2% of total combined voting power of our outstanding shares as at December 31, 2023. In addition, entitlements to dividends and other distributions are also calculated based on par value. As a result of our dual class ownership structure, our extended founder team will be able to exert control over our management and affairs and over matters requiring shareholder approval, including the election of directors and mergers, and indirectly over acquisitions, asset sales and other significant corporate transactions. Further, our extended founder team owns shares representing approximately 18.1% of the economic interest as at December 31, 2023 and together with our other executive officers, directors and their affiliates, owns shares representing approximately 22.8% of the economic interest and 61.6% of total combined voting power of our outstanding shares at December 31, 2023. Because of the 10-to-1 voting ratio between the Class B voting rights shares and Class A ordinary shares on a capital-invested basis, the holders of Class B voting rights shares collectively will continue to control a majority of the total combined voting power of our outstanding shares and therefore be able to control a substantial number of matters submitted to our shareholders for approval, so long as the outstanding Class B voting rights shares represent at least 50% of the total voting power of our shares. In addition, the members of our extended founder team entered into a shareholders’ agreement giving them a right of first refusal to purchase shares of Class B voting rights shares that are intended to be sold or transferred by other members of our extended founder team, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, our extended founder team will be able to control elections of directors, dividend payments and other distributions, and certain amendments of our articles of association, for the foreseeable future. Additionally, the holders of our Class B voting right shares may cause us, through the election of the directors, to make strategic decisions or pursue acquisitions that could involve risks to you, are contrary to your expectations or may not be aligned with your interests. This control may materially adversely affect the market price of our Class A ordinary shares.

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
We qualify as a foreign private issuer under the Exchange Act and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer a majority of our outstanding voting securities must be directly or indirectly held of record by nonresidents of the United States and all of the following criteria must be met (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers, and would require us to present our financial statements in accordance with U.S. GAAP, which would be time consuming and costly. We may also be required to make changes in our corporate governance practices in accordance with various Securities and Exchange Commission ("SEC") and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we are required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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
Sales of a substantial number of our Class A ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Certain of our equity holders existing prior to our IPO in 2021 have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A ordinary shares. All of the Class A ordinary shares are freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act, or Rule 144.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A ordinary shares.
We have never declared or paid any cash dividends on our share capital, and we do not intend to pay any cash dividends in the foreseeable future.
Any future proposals to our shareholders’ meeting to pay dividends in the future will be decided at the discretion of our board of directors, after taking into account various factors, including our business prospects, cash requirements, financial performance and new product development, and subject to approval at a general meeting of shareholders. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law. See “Item 10. Additional Information - Memorandum and Articles of Association - Dividend Rights.” Accordingly, you may need to rely on sales of our Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

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
We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, and may also have regard to the interests of our shareholders, our employees and other stakeholders, in all cases with due observance of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge in court resolutions made or other actions taken by our board of directors.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
On AG, a subsidiary of On Holding AG, was founded in Switzerland in 2010, and in 2012 On Holding AG, a limited company, was incorporated in accordance with Swiss law and became the ultimate holding company for the consolidated group. The Company's principal offices are located at Förrlibuckstrasse 190, 8005 Zurich, Switzerland (telephone +41 44 225 1555). Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th floor, New York, NY 10168. Our website address is www.on.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. Investors should not rely on any such information in deciding whether to purchase our Class A ordinary shares.
In 2021, On Holding AG became a publicly traded company on the New York Stock Exchange ("NYSE"). Our reports filed with or furnished to the SEC are available, free of charge, on our investor relations website at https://investors.on.com/financials-and-filings/ as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding us and other companies that file materials with the SEC electronically. We use our investor relations website as a means of disclosing material information. Accordingly, investors should monitor our investor relations website, in addition to following our press releases, SEC filings, and public conference calls and webcasts.
As described elsewhere in this Annual Report, our principal capital expenditures since January 1, 2021 relate to the opening of offices, warehouses and retail stores in both Switzerland and globally as well as investments into our IT infrastructure, which has been funded from cash on hand as well as the proceeds from our IPO in 2021. In 2022, we entered into a twelve-year (two-year ramp-up and 10-year duration) third party logistics and warehouse services agreement for a new, highly-automated fulfillment center in Atlanta (USA), that will partially commence in 2024, to facilitate our future omnichannel growth in North America and lower our handling costs over time through automation. In the second quarter of 2023, we entered into a ten-year third party logistics and warehouse services agreement for a highly automated and new fulfillment center in Beringen (Belgium), to facilitate our future omnichannel growth in Europe and lower our handling cost over time through automation.

B. Business Overview
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Since its market launch in 2010, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, training, all-day activities and tennis. Fueled by customer-recommendation, On’s award-winning CloudTec innovation, purposeful design and ground-breaking strides in sportswear’s circular economy have attracted a fast-growing global fan-base — inspiring humans to explore, discover and dream on. On is present in more than 60 countries globally and engages with a digital community on www.on.com.
We believe we are one of the fastest-growing scaled athletic sports companies in the world. For fiscal years 2023, 2022, and 2021 we generated net sales of CHF 1,792.1 million, CHF 1,222.1 million, and CHF 724.6 million, respectively, representing 46.6% and 68.7% year-over-year growth. As a Swiss company with a small home market, we opted to expand globally from the very beginning, and today we have a fast-growing presence across a number of international markets including, among others, Germany (first entered in 2011), the United States (2013), Japan (2013), China (2018) and Brazil (2018).     We believe this global presence within the large global footwear and apparel market positions us well for future growth.

The following table presents net sales by region (based on the location of the customers):

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	2021

Europe, Middle East and Africa	488.7	378.1	264.3
Americas	1,162.2	763.8	417.6
Asia-Pacific	141.1	80.2	42.7
Net Sales	1,792.1	1,222.1	724.6

The following table presents net sales by sales channels:

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	2021

Wholesale	1,120.3	777.0	448.8
Direct-to-Consumer	671.8	445.1	275.8
Net sales	1,792.1	1,222.1	724.6

The following table presents net sales by product groups:

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	2021

Shoes	1,711.4	1,167.5	683.3
Apparel	68.9	47.3	36.3
Accessories	11.8	7.4	5.0
Net sales	1,792.1	1,222.1	724.6

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

Authenticity gained through word of mouth, recommendations from athletes, influencers, tastemakers and a global community of runners and explorers has proven extremely valuable in organically and credibly growing the On brand. To further drive our brand’s awareness now and in the future, our marketing team will focus on the following strategies:
•Digital and social media: With a fast growing social presence fueled by storytelling, athletes and both physical and digital live events, we have the ability to create culturally relevant moments that generate brand excitement in front of a large audience. Our high share of voice shows that our engaged global community members are active within our channels and also promote On to their own audiences, sharing tips and offering advice to enhance the community experience.
•Athlete advocacy: There is no better validation for our products than professional athletes trusting our shoes in the most demanding settings. Olympians and World Champions in track and field, triathlon and tennis embrace our products and proudly display them on the world stage. At the same time, our athletes create opportunities for core sporting storytelling that create public relations opportunities for cultural impact.
•Grassroots: The ‘Try On’ experience has proven a useful tool for us to show the benefit of our products and truth in our performance claims. With the community runs hosted at our retail stores and globally owned event series such as the 'On Track Nights', we are creating scalable formats as we expand to more key cities, inviting thousands of running enthusiasts to test and discover our brand. By further developing and adding new formats, as well as utilizing the breadth of our retail partners, we plan to reach and grow our community even further.
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

Leverage Innovation Leadership to Broaden Product Portfolio
We founded On with a view of making movement more effortless and comfortable. Since our founding in 2010, we have expanded our focus beyond runners and their shoes. Our innovation teams include Swiss engineered technology in our products that can be worn while running, training, exploring or simply during all-day activities. We believe we can leverage our expertise in running to improve the functionality of products in adjacent lifestyles, including fitness, everyday use, outdoors and tennis, and to further broaden our product portfolio from footwear to apparel and accessories. While we expect to always be deeply rooted in running, consumers around the world have shown an interest in our other products, significantly increasing On’s total addressable market.

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
•Additional doors: We believe there is significant room to enter additional premium doors in less mature markets. While we see potential in tapping into new customer segments in many of our established markets, we expect the expansion to primarily come from existing wholesale partners.
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
•Physical: Following our successful, selective expansion of physical stores in the past years, we plan to accelerate the build-out of our own retail stores to showcase our brand and products. We believe that these will further strengthen our local community and brand reach. Our stores will be designed to create an enriching customer experience through technology and personalized customer service. We opened our first flagship retail location in New York City in 2020, and we have since then continued to expand with retail locations in key cities around the globe, adding for example London, Paris and Miami in 2023. We believe retail stores will be a key growth pillar in China and we currently operate 22 owned retail stores located in Shanghai, Chengdu, Shenzhen and Beijing, among others. We target premium shopping locations in major cities where we are able to directly connect with customers who we believe will connect with On.

Continue to Drive Operational Excellence
As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and improved financial and operating performance by:
•Strong channel profitability and mix. We intend to expand our DTC channel in high-value markets that can support the profitable rollout of e-commerce and select retail stores. We believe this will allow us to maintain our high levels of gross profit margin in our e-commerce-led DTC channel.
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

Our products
All our products are engineered in Switzerland, and our in-house research and development teams work on the innovation, engineering, design, development and testing of our products. Our shoe, apparel and accessories products are designed primarily for specific athletic use, although a significant amount of our products are also adopted for casual or leisure purposes. We place considerable emphasis on technological innovation for performance, including our proprietary CloudTec, CloudTec Phase, Helion superfoam and Speedboard technologies, and high-quality construction in the development and design of our footwear and apparel. Our focus is on sourcing renewable raw materials. Our products use sustainable materials such as recycled polyesters and polyamide, organic cotton, vegan leather and PFAS-free membranes. Our sustainability focus is showcased through our subscription model Cyclon, with the Cloudneo shoe, which is over 90% recyclable, and the addition of the Cyclon-T in 2023. The Cloudneo shoes are only available through an innovative monthly subscription model whereby the product is returned to the Company at the end of the subscription for recycling.

In recent years, our brand has transitioned from offering primarily footwear to becoming a full sportswear brand. We aim to significantly scale our apparel business over the next years, with each of our verticals to offer complete head-to-toe looks. The recently introduced Training vertical is the first to center predominantly around apparel, highlighting our commitment to a holistic sportswear portfolio. Our general verticals include:

Running		Outdoor		Tennis	
Competition	Everyday Run	Trail Run	Hiking	On-Court	Tennis Lifestyle

Training	All Day

Our footwear, apparel and accessories belong to the above-mentioned verticals and are sold through a diverse range of marketing and distribution channels such as sports specialty, general sporting goods, department stores and our own DTC channels. Our products are primarily designed for athletic use which demonstrates our commitment to performance innovation and high-quality construction.

Sourcing and manufacturing
We do not own or operate any manufacturing facilities, and all of our products are supplied by third parties. We work with a selected group of approximately 25 suppliers, five of which produced approximately 67% of our products in 2023. All of our footwear was produced by 11 different suppliers, of which 10 are in Vietnam and one in Indonesia. Our apparel and accessories were sourced from 14 different suppliers across various countries including China, Vietnam, Germany, Portugal, Slovenia, and Turkey.
In order to mitigate supplier concentration risks, we continuously seek out alternative suppliers and manufacturers when possible and develop contingency plans for responding to disruptions. For key shoe models, we use at least two suppliers to minimize supply risk and to promote competition among suppliers on the basis of cost and quality.
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

Multi-Channel Distribution Network
We sell our products through our wholesale and DTC channels. In 2023 and 2022 our wholesale channel accounted for 62.5% and 63.6% of our net sales respectively, and our DTC channel contributed 37.5% and 36.4% of our net sales respectively. Retail partners are carefully selected across the wholesale channels (including select third-party online-only platforms), based on their compatibility with our premium brand, positioning in the market and industry expertise. Within DTC, we limit distribution exclusively to our own e-commerce website as well as our owned and operated retail stores. Within China, we also consider our distribution through Tmall and JD.com as DTC.
Direct-to-Consumer. We operate an e-commerce-led DTC channel, which has grown rapidly since its launch in 2012. Our online store features our full product offering and grants us the ability to build valuable intelligence through a direct conversation with our customers. We rolled out our e-commerce platform in Europe and the United States in 2012 and 2013 respectively, in conjunction with developing our own teams on the ground to manage our wholesale channel. Due to the flexible nature of e-commerce, we are now able to sell products via our e-commerce platform across multiple countries globally. While our e-commerce platform is rapidly gaining penetration globally, the European and the U.S. online stores are our largest markets and together, contributed 81% of our total DTC net sales in 2023. E-commerce also allows us to introduce specific innovations. For example, Cloudneo, our first shoe designed to be recycled is only available through a monthly subscription model called Cyclon. Customers never own the Cloudneo shoes, but rather use them until they need a new pair, at which point they can return used footwear to us and receive a new pair. The entire program management of this product is administered through our online platform.
Our e-commerce rollout is complemented by our own retail stores in premium high-traffic locations. We opened our first retail flagship store in New York City in 2020. We also operate retail stores in London, Tokyo, Zurich, and Los Angeles, amongst other cities. We opened our first smaller format, mall-based store in China in 2019 and have since then opened over 20, smaller format stores in China. Going forward, we plan to open additional retail stores in other major metropolitan centers as well as athletic destinations where we believe they can operate profitably and create further brand momentum. This unfiltered window into our brand will allow us to develop a closer relationship with our customers through exclusive experiences, feature our full product offering, retain pricing control and drive net sales growth across both channels.
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
The market for performance shoes, apparel and accessories is highly competitive and fragmented. It includes increasing competition from established companies who are expanding their production and marketing of performance products, as well as from frequent new entrants to the market. We are in direct competition with wholesalers and direct sellers of athletic footwear and apparel, such as Nike, Inc., Adidas AG, Under Armour, Inc., Brooks Sports Inc., Hoka One One (Deckers Outdoor Corporation), Asics, New Balance, Lululemon, Patagonia, Arcteryx, Anta Group and Li Ning. We believe that having been able to break into the competitive set of top 5 running brands in the biggest running markets the United States, Germany and Japan provides a platform for future growth and positions us well against certain of our competitors.

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
We use registered trademarks on nearly all of our products and believe having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying our brands, and in distinguishing our goods from the goods of others. As of December 31, 2023, we own approximately 1,176 trademark registrations in approximately 58 different jurisdictions. We consider our trademarks such as On, the On logo, On Running, Cyclon, Cloudtec, Cloud and the Cloud family of marks, and the Cloud logo to be among our most valuable assets. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services.
We file for, own and maintain numerous U.S. and foreign utility and design patents relating to components, technologies, materials, features, functionality, and industrial and aesthetic designs used in and for the manufacture of various of our products. Assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, these issued patents and utility models, and any patents granted from such applications, if issued, are expected to expire between 2024 and 2044, without taking potential patent term extensions or adjustments into account. We continually review our development efforts to assess the existence and patentability of new intellectual property. The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents in any jurisdiction, and we can give no assurance that any patents that have been issued or might be issued in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented.
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

On Holding AG (CH)
On AG (CH)
On Cloud Service GmbH (DE)
On Clouds Inc. (US)
On Hong Kong Limited (HK)
On Italy S.r.l. (IT)
On Korea Ltd. (KR)
On Running Canada Inc. (CA)
On Running UK Ltd. (UK)
Brunner Mettler GmbH (CH)
On Brazil Ltda (BR)
On Clouds GmbH (CH)
On Europe AG (CH)
On Inc. (US)
On Japan KK (JP)
On Oceania Pty Ltd. (AU)
On Running Sports Products (Shanghai) Company Ltd. (CN)
On Vietnam Co. Ltd. (VN)
On Experience 1 LLC (US)
On Experience 2 LLC (US)
On Experience 3 LLC (US)
On Experience 4 LLC (US)
On Experience 5 LLC (US)
On Experience 6 LLC (US)
On Experience 7 LLC (US)
On Experience 8 LLC (US)

D. Property, Plants and Equipment
Our tangible fixed assets are mainly comprised of trade and production tools, leasehold improvements in own retail locations and global corporate offices. We generally enter into long-term leases for our main facilities such as offices, warehouses and retail locations which we believe are in good condition and working order. The below table lists material tangible fixed assets, including leased properties.

Location (city, country)	Principal activity	Total square meters in each city	Range of lease expiration dates

Zurich, Switzerland	Corporate Headquarters / Innovation Lab	19,533	Dec.31, 2031 - Dec.31, 2035
Contern, Luxembourg	Warehouse	6,000	September 30, 2030
Atlanta, USA	Warehouse	44,075	December 31, 2024
Los Angeles, USA	Warehouse	32,516	December 31, 2027
Portland, USA	Regional Office	5,330	October 31, 2029
New York, USA	Regional Office	841	April 30, 2035
Vancouver, Canada	Regional Office	109	April 30, 2025
Hanoi, Vietnam	Regional Office	817	May 31, 2026
Ho Chi Minh, Vietnam	Regional Office	547	May 31, 2026
Melbourne, Australia	Regional Office	515	Dec.30, 2026 - Mar.31, 2027
São Paolo, Brazil	Regional Office	300	July 15, 2024
Shanghai, China	Regional Office	1,557	December 31, 2024
Yokohama, Japan	Regional Office	480	April 14, 2025
Berlin, Germany	Regional Office	2,569	January 31, 2031

In addition, we operate 10 retail stores around the world. We are also expanding our warehouse capabilities in Europe to facilitate our future omnichannel growth and lower our handling cost over time through warehouse automation. As such, in the second quarter of 2023, On entered into a ten-year third party logistics and warehouse services lease agreement in Belgium. This agreement will expand On's warehouse space in Europe by 40,000 square meters, which is expected to be ready for use in the second quarter of 2026. As a result of this agreement, in 2023, On will gradually relocate its Luxembourg operations to this new automated warehouse and decommission it completely in 2026.
We are also expanding our warehouse capabilities in Atlanta, USA to facilitate our future omnichannel growth in North America and lower our handling cost over time through warehouse automation. As such, in 2022 we entered into a twelve-year (two-year ramp-up and 10-year duration) third party logistics and warehouse services lease agreement that will expand On's warehouse space by 95,274 square meters, with 47,637 square meters to be ready for use in January 2024 and another 47,637 square meters expected to be ready for use in December 2025. This warehouse will include a highly automated warehouse solution. As such, by 2026, On will move its full warehouse operation in Atlanta, USA to this 95,274 square meter highly automated site and will decommission the current Atlanta, USA warehouse location of 44,075 square meters.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion on our operating and financial review and prospects should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included elsewhere in this Annual Report (see “Item 18. Financial Statements”).
This discussion and analysis and other parts of this Annual Report contain forward-looking statements that reflect our plans, strategy, estimates and current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of several factors that could cause or contribute to these differences including, but not limited to those discussed below and elsewhere in this Annual Report, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The audited consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022 were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF). For a comparative discussion and analysis related to the results of operations and changes in financial condition for fiscal years 2022 compared to 2021 refer to “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed on March 21, 2023, with the United States Securities and Exchange Commission and available at www.sec.gov.

A. Operating Results

Overview
On is a premium performance sportswear brand rooted in innovation, design and sustainability that has built a passionate global community of fans across more than 60 countries. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor, Performance All Day, Performance Tennis and Performance Training.
On operates as a single-brand consumer products business and therefore has a single reportable segment. In 2023, we continued our focus on the following growth strategies: i) growing overall brand awareness and our community; ii) leveraging innovation leadership to broaden our product portfolio, iii) expanding geographic footprint through controlled, multi-channel growth; and iv) driving operational efficiencies to improve overall financial and operating performance (see “Item 4 — Information on the Company — Business Overview”).
On has continued to successfully execute on its growth strategies and increased net sales for 2023 by 46.6% to CHF 1,792.1 million compared to 2022. This was propelled by a synergy of organic growth, fueled by heightened consumer demand for our brand across diverse sales channels, product categories, and geographic regions, complemented by strategic expansion into new product offerings and geographical markets.
We continued to expand our wholesale channel beyond specialty running stores. Our products are available in some of the most reputable general sporting, outdoor, fashion and lifestyle retailers in the world and in a total of approximately 10,000 retail stores across our direct markets. We continued to intensify and expand our collaboration with global key accounts, including Foot Locker, JD Sports, Nordstrom, and Dicks Sporting Goods. The wholesale channel accounted for 62.5% of net sales in 2023.
With our community and brand awareness growing globally, in 2023 we also continued to organically scale our DTC channel through e-commerce and expand our own-retail footprint, opening retail stores in London, New York City, Miami and Paris. Our DTC channel as a whole, which includes our e-commerce sites, 22 retail stores in China, and ten retail stores in Europe, United States, and Japan, represented 37.5% of net sales in 2023.
On continued to innovate and introduced new products in 2023 which included various groundbreaking technologies designed to change the experience of running and create continuous excitement for consumers. The technologies employed in our products included proprietary CloudTec, CloudTec Phase, Helion superfoam and Speedboard.
The evolution and expansion of our product assortment has contributed meaningfully to our net sales growth, led by new and existing blockbuster Performance Running products such as the Cloudsurfer, the Cloudmonster or the Cloudswift, as well as Performance All Day products such as the Cloud, Cloudnova or the Roger Franchise. We also continued to extend our apparel and accessories line which brought new fans to the On brand across all regions.

Key Financial Highlights
Key highlights for fiscal year 2023 compared to fiscal year 2022 included:
•net sales increased 46.6% to CHF 1,792.1 million;
•net sales through the DTC sales channel increased 50.9% to CHF 671.8 million;
•net sales through the wholesale sales channel increased 44.2% to CHF 1,120.3 million;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased 29.2% to CHF 488.7 million, 52.2% to CHF 1,162.2 million and 75.9% to CHF 141.1 million, respectively;
•net sales from shoes, apparel and accessories increased 46.6% to CHF 1,711.4 million, 45.5% to CHF 68.9 million and 60.7% to CHF 11.8 million, respectively;
•gross profit increased 55.8% to CHF 1,067.2 million from CHF 684.9 million;
•gross profit margin increased to 59.6% from 56.0%;
•net income increased 37.9% to CHF 79.6 million from CHF 57.7 million;
•basic earnings per share (“EPS”) Class A (CHF) increased to 0.25 from 0.18;
•diluted EPS Class A (CHF) increased to 0.25 from 0.18;
•adjusted EBITDA increased 67.6% to CHF 276.9 million from CHF 165.3 million;
•adjusted EBITDA margin increased to 15.5% from 13.5%;
•adjusted net income increased to CHF 112.4 million from CHF 90.6 million;
•adjusted basic EPS Class A (CHF) increased to 0.35 from 0.29; and
•adjusted diluted EPS Class A (CHF) increased to 0.35 from 0.28.

Key highlights as of December 31, 2023 compared to December 31, 2022 included:
•cash and cash equivalents increased 33.3% to CHF 494.6 million from CHF 371.0 million; and
•net working capital was CHF 496.2 million as of December 31, 2023 which reflects an increase of 8.1% compared to December 31, 2022.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital measures enhance investor understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS Accounting Standards. For a detailed description and a reconciliation to the nearest IFRS Accounting Standards measure, see the section below titled “Non-IFRS Measures”.

Summary of Financial Performance
The following table summarizes certain key operating measures for the fiscal years ended December 31, 2023, 2022 and 2021, and for the three-month periods ended December 31, 2023 and 2022. See “—Results of Operations” for additional details and for the comparison discussions between the years ended December 31, 2023 and 2022 (audited) and the three-month periods ended December 31, 2023 and 2022 (unaudited).

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2023	2022	2021	2023	2022

Net sales	1,792.1	1,222.1	724.6	447.1	366.8
Gross profit	1,067.2	684.9	430.3	270.2	214.6
Operating result	180.2	85.1	(141.1)	40.8	14.7
Net income / (loss)	79.6	57.7	(170.2)	(26.8)	(26.4)
Net income / (loss) margin	4.4%	4.7%	(23.5)%	(6.0)%	(7.2)%

Basic EPS Class A (CHF)	0.25	0.18	(0.59)	(0.08)	(0.08)
Diluted EPS Class A (CHF)	0.25	0.18	(0.59)	(0.08)	(0.08)

Other data(1)
Adjusted EBITDA	276.9	165.3	96.4	71.9	61.8
Adjusted EBITDA margin	15.5%	13.5%	13.3%	16.1%	16.8%
Adjusted net income	112.4	90.6	31.1	(16.3)	7.5
Adjusted basic EPS Class A (CHF)	0.35	0.29	0.11	(0.05)	0.02
Adjusted diluted EPS Class A (CHF)	0.35	0.28	0.11	(0.05)	0.02

(1)    Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS Accounting Standards measure.

Components of our Results of Operations

Net Sales
Net sales are derived from selling On's premium performance products including shoes, apparel and accessories.

Net sales within the wholesale sales channel are recognized at the point in time at which control of the goods has been transferred from On to the customer, which is when goods have been shipped or delivered to the customer’s specified location, in accordance with the applicable incoterms. Following delivery, the customer has the primary responsibility when further selling the goods and bears the risks of obsolescence and loss in relation to the goods. Net sales within the wholesale sales channel are sales net of any discounts or volume rebates.

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

Gross Profit
Gross profit is net sales less cost of sales. Gross profit margin measures gross profit as a percentage of net sales.

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

Financial Result
Financial result includes income from interest earned on short-term investments, less financial expenses consisting primarily of bank charges and interest expenses as a result of our financial leases and commitment fees paid for bank overdraft facilities, and the net realized or unrealized impact of foreign exchange rate fluctuations in a given period.

Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Switzerland, the United States, Japan and Germany.

Results of Operations
For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
The following table summarizes results of operations and expresses the percentage relationship to net sales of certain financial statement captions.

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Net sales	1,792.1	1,222.1	46.6%
Cost of sales	(724.8)	(537.2)	34.9%
Gross profit	1,067.2	684.9	55.8%
Gross profit margin	59.6%	56.0%
Selling, general and administrative expenses	(887.0)	(599.8)	47.9%
Operating result	180.2	85.1	111.8%
Net financial result	(111.1)	(7.2)	1439.9%
Income before taxes	69.1	77.9	(11.2)%
Income tax benefit / (expense)	10.5	(20.2)	151.9%
Net income	79.6	57.7	37.9%

Net sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Wholesale	1,120.3	777.0	44.2%
Direct-to-Consumer	671.8	445.1	50.9%
Net sales	1,792.1	1,222.1	46.6%

Wholesale % of Net sales	62.5%	63.6%
Direct-to-Consumer % of Net sales	37.5%	36.4%
Net sales %	100.0%	100.0%

Net sales for 2023 increased by CHF 569.9 million, or 46.6%, compared to 2022.

Net sales generated by the wholesale sales channel for 2023 increased by CHF 343.2 million, or 44.2%, to CHF 1,120.3 million, compared to CHF 777.0 million in 2022. The increase was attributable to sustained strong demand from our wholesale partners and our continued selective door expansion, particularly with global key accounts such as Dick's Sporting Goods, Foot Locker, JD Sports and Nordstrom. The strong growth was also attributable to the improved inventory position in comparison to the year ended December 31, 2022, which was impacted by the transitory supply shortage in connection with the disruptions to global supply chains in early 2022. As a result of the ongoing strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated by the wholesale sales channel as a percentage of net sales slightly decreased to 62.5% for the year ended December 31, 2023, from 63.6% for the year ended December 31, 2022.
Net sales generated by the DTC sales channel for 2023 increased by CHF 226.7 million, or 50.9%, to CHF 671.8 million, compared to CHF 445.1 million in 2022. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. The number of visits to our e-commerce platform increased 63.0% from 142.5 million visits during 2022 to 232.3 million visits during 2023. Additionally, our expanding global retail footprint across all regions further contributed to the growth. By December 31, 2023, we operated 10 own retail stores outside of China and 22 in China. Net sales generated from the DTC channel as a percentage of net sales increased to 37.5% for fiscal year 2023 compared to 36.4% for fiscal year 2022.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Europe, Middle East and Africa	488.7	378.1	29.2%
Americas	1,162.2	763.8	52.2%
Asia-Pacific	141.1	80.2	75.9%
Net Sales	1,792.1	1,222.1	46.6%

Europe, Middle East and Africa % of Net sales	27.2%	30.9%
Americas % of Net sales	64.9%	62.5%
Asia-Pacific % of Net sales	7.9%	6.6%
Net sales %	100.0%	100.0%

As announced through Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 2, 2023, effective from the first quarter of 2023, the “Rest of World” geographic location, which represented Middle East, Africa and Latin America is no longer being reported. Instead, our Middle East and Africa business has been combined with Europe to form Europe, Middle East and Africa (“EMEA”) and our Latin America business has been combined with North America to form Americas. As such, net sales by geography for the three-month period and 12-month period ended December 31, 2022 has been adjusted from previously reported amounts to reflect the new net sales by geography structure.

Net sales increased across all geographic regions in 2023 with Asia-Pacific showing particularly strong growth. Net sales growth of 52.2% in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, particularly the successful expansion of our collaboration with key account partners. Net sales growth of 29.2% in EMEA was driven by positive growth across both the wholesale and direct-to-consumer channels, with particularly strong growth in the United Kingdom and the successful retail store on Regent Street in London. Net sales growth of 75.9% in Asia-Pacific was primarily driven by strong sales growth in Japan and China.

Net sales by product
The following table presents net sales by product group:

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Shoes	1,711.4	1,167.5	46.6%
Apparel	68.9	47.3	45.5%
Accessories	11.8	7.4	60.7%
Net Sales	1,792.1	1,222.1	46.6%

Shoes % of Net sales	95.5%	95.5%
Apparel % of Net sales	3.8%	3.9%
Accessories % of Net sales	0.7%	0.6%
Net sales %	100.0%	100.0%

The 46.6% increase in net sales for shoes in 2023 compared to 2022 was driven by a combination of new product launches, updates to existing models, and the continuity of successful products carrying over from previous seasons. Growth was primarily driven by our Performance Running and Performance All Day verticals. The Roger franchise, benefiting continuously from the increased brand presence at Grand Slam events, further contributed meaningfully to our growth in net sales.

The 45.5% increase in net sales in 2023 for apparel was primarily driven by the strength of products in the Performance All Day and Performance Outdoor verticals. The existing and new collections within the apparel range have continued to show positive momentum at our own retail stores in particular. Additionally, the collections continue to garner positive feedback from our wholesale partners, particularly when showcased in shop-in-shop-environments, where we observe a higher share of apparel sales.

Gross Profit

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Gross profit	1,067.2	684.9	55.8%
Gross profit margin	59.6%	56.0%

Cost of sales for 2023 increased by CHF 187.6 million, or 34.9%, to CHF 724.8 million, compared to CHF 537.2 million in 2022. The resulting gross profit was CHF 1,067.2 million in 2023, representing a gross profit margin of 59.6%, compared with CHF 684.9 million in 2022, representing a gross profit margin of 56.0%. The increase in gross profit margin is attributable to the ceasing of exceptional airfreight usage and overall reduced freight rates in 2023, when compared to the comparable period in 2022. In 2022, we had made a strategic decision to employ airfreight to ensure key product availability and meet strong demand, considering the factory closures in Vietnam in the latter part of 2021. The gross profit margin was further supported by the higher share of net sales through the DTC channel in 2023, when compared to the comparable period in 2022.

Selling, General and Administrative Expenses

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Net sales	1,792.1	1,222.1	46.6%
Distribution expenses	(239.5)	(151.0)	58.6%
Selling expenses	(133.3)	(85.5)	55.8%
Marketing expenses	(195.8)	(130.2)	50.4%
Share-based compensation	(31.8)	(33.8)	(5.8)%
General and administrative expenses	(286.6)	(199.3)	43.8%
SG&A expenses	(887.0)	(599.8)	47.9%
Less share-based compensation	(31.8)	(33.8)	(5.8)%
SG&A (excluding share-based compensation)	(855.2)	(566.0)	51.1%

Distribution expenses % of Net sales	13.4%	12.4%
Selling expenses % of Net sales	7.4%	7.0%
Marketing expenses % of Net sales	10.9%	10.7%
Share-based compensation % of Net sales	1.8%	2.8%
General and administrative expenses % of Net sales	16.0%	16.3%
SG&A expenses % of Net sales	49.5%	49.1%
SG&A (excluding share-based compensation) % of Net sales	47.7%	46.3%

SG&A expenses for the full year 2023 increased by CHF 287.2 million to CHF 887.0 million, compared to CHF 599.8 million in 2022. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 47.7% in 2023 from 46.3% in 2022.

The drivers for the fluctuations in SG&A expenses can be summarized as follows:
•Distribution expenses as a percentage of net sales, increased to 13.4% in 2023 compared to 12.4% in 2022. This was primarily due to the implementation of new warehouse automation initiatives in the United States and Belgium, incurring investment costs and allowing for a ramp-up in distribution capacity. Additionally, in the first two quarters of 2023, we incurred incremental expenses for temporary additional warehouse capacity, required as a result of the accelerated supply chain normalization.
•Selling expenses as a percentage of net sales, increased to 7.4% in 2023 compared to 7.0% in 2022. The increase was driven by additional expenses incurred as a result of our expanding retail footprint. Additionally, the increase was a result of a one-off bad debt provision made as a result of an insolvency case involving a wholesale customer in central Europe in the third quarter.
•Marketing expenses as a percentage of net sales increased to 10.9% in 2023 compared to 10.7% in 2022. The increase was primarily a reflection of the somewhat reduced marketing expenses in the second half of 2022, as we held back on some brand building efforts to digest some of the higher freight costs in early 2022. The year-over-over absolute increase in marketing spend reflects our significant investment in brand building initiatives, including those focused on our athletes, innovation, sportswear, tennis and performance running, such as the On track nights events in key cities across Europe.
•Share-based compensation expenses decreased by CHF 2.0 million to CHF 31.8 million in 2023 from CHF 33.8 million in 2022. The decrease is a reflection of the expense in 2023 resulting from newly issued grants with extended vesting period and corresponding share-based compensation expenses that are distributed over multiple periods. In 2022, expenses had largely resulted from awards with fulfilled vesting requirements and corresponding full expense during the period.
•General and administrative expenses as a percentage of net sales, decreased to 16.0% in 2023 compared to 16.3% in 2022. This decrease is a reflection of the strategic ambition to increase efficiencies across various areas of the business and achieve economies of scale as we become a larger organization.

Depreciation and Amortization

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Depreciation and amortization	64.9	46.4	39.8%
Depreciation and amortization % of Net sales	3.6%	3.8%

Depreciation and amortization expenses for 2023 increased by CHF 18.5 million, or 39.8%, to CHF 64.9 million, compared to CHF 46.4 million in 2022. Thereof, depreciation and amortization expenses attributable to owned assets increased by CHF 8.6 million as a result of office and retail expansion, mainly related to leasehold improvements, furniture and fixtures, IT hardware, and a change in the estimated useful life of production tools during the second half of 2022. In addition, depreciation and amortization expenses attributable to right of use assets increased by CHF 9.9 million as a result of a new storage and warehousing facility in Los Angeles, California, as well as the expansion of retail stores, mainly in the U.S, China and the UK.

Net Financial Result

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Financial income	11.5	5.7	100.0%
Financial expenses	(11.3)	(6.4)	75.9%
Foreign exchange result	(111.4)	(6.5)	1603.9%
Net financial result	(111.1)	(7.2)	1439.9%

Financial income for 2023 increased by CHF 5.8 million due to short-term investments and increased interest rates. Financial expenses for 2023 increased by CHF 4.9 million, or 75.9%, to CHF

11.3 million, compared to CHF 6.4 million in 2022, due to bank charges and interest expenses mainly due to the commitment fees paid for the CHF 700 million multicurrency credit facility entered into on July 7, 2023. Bank charges and interest expenses as of December 31, 2022 mainly included commitment fees paid for the three bank overdraft facilities and interest expense associated with leases. Net foreign exchange results (FX) in 2023 resulted in an increased loss of CHF 104.8 million to CHF 111.4 million, compared to CHF 6.5 million in 2022. FX losses are primarily due to the negative effect of the translation of our monetary assets given period end closing exchange rates, in particular the CHF/USD exchange rate.

Income Tax Expense / (Benefit)

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Current income taxes	35.7	38.7	(7.8)%
Deferred income taxes	(46.2)	(18.6)	148.7%
Income tax expense / (benefit)	(10.5)	20.2	(151.9)%

Income taxes for 2023 decreased by CHF 30.6 million, or 151.9%, resulting in an income tax benefit of CHF 10.5 million, compared to CHF 20.2 million income tax expense in 2022. Our effective income tax rate was (15.1%) for 2023, compared to 25.9% 2022. The decrease in the effective income tax rate is primarily a result of increased efficacy of tax incentives in Switzerland in connection with patents, which was even more effective in 2023 than 2022, due to higher profitability of our Swiss entities. Another positive impact on the 2023 effective tax rate is attributable to securing prior year tax deductions in 2023 in connection with our share-based payment plans. In order to determine these tax benefits, a detailed analysis of prior financial years and extensive documentation was required but not available during the original filing.

Three-month period ended December 31, 2023 compared to the three-month period ended December 31, 2022 (Unaudited)
The following table summarizes results of operations and expresses the percentage relationship to net sales of certain financial statement captions.

	Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change

Net sales	447.1	366.8	21.9%
Cost of sales	(176.9)	(152.2)	16.2%
Gross profit	270.2	214.6	25.9%
Gross profit margin	60.4%	58.5%
Selling, general and administrative expenses	(229.4)	(199.9)	14.8%
Operating result	40.8	14.7	177.8%
Net financial result	(85.7)	(39.1)	119.1%
(Loss) before taxes	(45.0)	(24.4)	83.9%
Income tax benefit / (expense)	18.2	(2.0)	1025.1%
Net loss	(26.8)	(26.4)	1.3%

Net sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change

Wholesale	240.5	217.3	10.7%
Direct-to-Consumer	206.6	149.4	38.2%
Net sales	447.1	366.8	21.9%

Wholesale % of Net sales	53.8%	59.3%
Direct-to-Consumer % of Net sales	46.2%	40.7%
Net sales %	100.0%	100.0%

Net sales for the three-month period ended December 31, 2023 increased by CHF 80.3 million, or 21.9%, compared to the three-month period ended December 31, 2022.
Net sales generated by the wholesale sales channel for the three-month period ended December 31, 2023 increased by CHF 23.2 million, or 10.7%, to CHF 240.5 million, compared to CHF 217.3 million for the three-month period ended December 31, 2022. The increase was attributable to sustained strong demand from our wholesale partners and our continued selective door expansion, particularly with global key accounts such as Dick's Sporting Goods, Foot Locker, JD Sports and Nordstrom. The

wholesale growth rate was somewhat held back by anticipated year-over-year dynamics given that in the three-month period ending September 30, 2022, operational challenges in the U.S. prevented us from meeting the full demand for our products, resulting in a shift of volumes to the fourth quarter of 2022 and corresponding elevated comparison period. As a result of these prior year dynamics, as well as the ongoing strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated by the wholesale sales channel as a percentage of net sales decreased to 53.8% for the three-month period ended December 31, 2023, from 59.3% for the three-month period ended December 31, 2022.
Net sales generated by the DTC sales channel for the three-month period ended December 31, 2023 increased by CHF 57.1 million, or 38.2%, to CHF 206.6 million, compared to CHF 149.4 million for the three-month period ended December 31, 2022. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, our expanding global retail footprint across all regions further contributed to the growth. Net sales generated from the DTC channel as a percentage of net sales increased to 46.2% for the three-month period ended December 31, 2023 compared to 40.7% for the three-month period ended December 31, 2022.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change

Europe, Middle East and Africa	112.5	91.5	22.9%
Americas	300.6	253.7	18.5%
Asia-Pacific	34.0	21.6	57.7%
Net Sales	447.1	366.8	21.9%

Europe, Middle East and Africa % of Net sales	25.2%	24.9%
Americas % of Net sales	67.2%	69.2%
Asia-Pacific % of Net sales	7.6%	5.9%
Net sales %	100.0%	100.0%

Net sales increased across all geographic regions for the three-month period ended December 31, 2023, with Asia-Pacific showing particularly strong growth. Americas continues to be a key growth market where net sales for the three-month period ended December 31, 2023 increased by 18.5% compared to the prior year period and makes up 67.2% of total net sales. The increase in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, and particularly the successful expansion of our collaboration with key account partners. The Americas growth rate was somewhat held back by anticipated year-over-year dynamics given that in the three-month period ending September 30, 2022, operational challenges in the U.S. prevented us from meeting the full demand for our products, resulting in a shift of volumes to the fourth quarter of 2022 and corresponding elevated comparison period. Net sales in EMEA for the three-

month period ended December 31, 2023 increased by 22.9% compared to the prior year period. The increase in EMEA was driven by particularly strong growth in our DTC channel as well as ongoing strength in the United Kingdom and our retail stores in the region. The overall growth rate in EMEA was somewhat held back by the upcoming discontinuation of certain non-strategic wholesale partnerships in the region, which had an initial impact in the three-month period ended December 31, 2023. Net sales in Asia-Pacific for the three-month period ended December 31, 2023 increased by 57.7% compared to the prior year period. The increase was driven by strong sales growth across all sub-regions and channels, including particularly strong momentum in Japan and China.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change

Shoes	425.7	353.4	20.4%
Apparel	18.4	11.5	60.1%
Accessories	2.9	1.8	60.1%
Net Sales	447.1	366.8	21.9%

Shoes % of Net sales	95.2%	96.4%
Apparel % of Net sales	4.1%	3.1%
Accessories % of Net sales	0.6%	0.5%
Net sales %	100.0%	100.0%

The 20.4% increase in net sales for shoes for the three-month period ended December 31, 2023, compared to the three-month period ended December 31, 2022, was driven by a combination of new product launches, updates to existing models, and the continuity of successful products carrying over from previous seasons. Growth was primarily driven by our Performance Running and Performance All Day verticals. The Roger franchise, benefiting continuously from the increased brand presence at Grand Slam events, further contributed meaningfully to our growth in net sales.
The 60.1% increase in net sales for apparel for the three-month period ended December 31, 2023, compared to the three-month period ended December 31, 2022. The strong increase reflects the strategic emphasis we are placing on apparel in order to establish On as a true head-to-toe brand. Growth was primarily driven by the strength of products in the Performance All Day and Performance Outdoor verticals. The existing and new collections within the apparel range have continued to show positive momentum at our own retail stores and by way of increased traffic and transactions on our e-commerce platform. Additionally, the collections continue to garner positive feedback from our wholesale partners, particularly when showcased in shop-in-shop-environments, where we observe a higher share of apparel sales.

Gross Profit

	Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change

Gross profit	270.2	214.6	25.9%
Gross profit margin	60.4%	58.5%

Cost of sales during the three-month period ended December 31, 2023 increased by CHF 24.7 million, or 16.2%, to CHF 176.9 million, compared to CHF 152.2 million during the three-month period ended December 31, 2022. Gross profit was CHF 270.2 million for the three-month period ended December 31, 2023, representing a gross profit margin of 60.4%, compared with CHF 214.6 million for the three-month period ended December 31, 2022, representing a gross profit margin of 58.5%. The increase in gross profit margin is attributable to the limited airfreight usage and overall reduced freight rates in the three-month period ended December 31, 2023, compared to the three-month period ended December 31, 2022. The gross profit margin was further supported by the higher DTC share in the year-over-year comparison as well as our ongoing commitment to maintain a high share of full-price sales.

Selling, General and Administrative Expenses

	Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change

Net sales	447.1	366.8	21.9%
Distribution expenses	(54.5)	(43.9)	24.2%
Selling expenses	(38.0)	(29.5)	28.9%
Marketing expenses	(47.9)	(33.5)	43.3%
Share-based compensation	(10.8)	(34.4)	(68.6)%
General and administrative expenses	(78.1)	(58.6)	33.2%
SG&A expenses	(229.4)	(199.9)	14.8%
Less share-based compensation	(10.8)	(34.4)	(68.6)%
SG&A (excluding share-based compensation)	(218.6)	(165.5)	32.1%

Distribution expenses % of Net sales	12.2%	12.0%
Selling expenses % of Net sales	8.5%	8.0%
Marketing expenses % of Net sales	10.7%	9.1%
Share-based compensation % of Net sales	2.4%	9.4%
General and administrative expenses % of Net sales	17.5%	16.0%
SG&A expenses % of Net sales	51.3%	54.5%
SG&A (excluding share-based compensation) % of Net sales	48.9%	45.1%

SG&A expenses for the three-month period ended December 31, 2023 increased by CHF 29.5 million to CHF 229.4 million, compared to CHF 199.9 million for the three-month period ended December 31, 2022. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 48.9% in the three month period ended December 31, 2023 compared to 45.1% for the three-month period ended December 31, 2022.

The drivers for the reduction in SG&A expenses can be summarized as follows:
•Distribution expenses as a percentage of net sales increased to 12.2% during the three-month period ended December 31, 2023 compared to 12.0% during the three-month period ended December 31, 2022. This included an increase due to the implementation of new warehouse automation initiatives in the United States and Belgium, incurring investment costs and allowing for a ramp-up in distribution capacity. The increase was partially offset by one-off reclaimed logistics expenses.
•Selling expenses as a percentage of net sales increased to 8.5% during the three-month period ended December 31, 2023 compared to 8.0% during the three-month period ended December 31, 2022. The increase was primarily driven by additional expenses incurred as a result of our expanding retail footprint.
•Marketing expenses as a percentage of net sales increased to 10.7% during the three-month period ended December 31, 2023 compared to 9.1% during the three-month period ended December 31, 2022. The increase was primarily a reflection of the somewhat reduced marketing expenses in the three-month period ended December 31, 2022, as we held back on some brand building efforts to digest some of the higher freight costs in early 2022. The year-over-over absolute increase in marketing spend reflects our higher investment in brand building initiatives, including bigger brand campaigns focused on our evolving apparel offering.
•Share-based compensation expenses decreased by CHF 23.6 million to CHF 10.8 million during the three-month period ended December 31, 2023 from CHF 34.4 million during the three-month period ended December 31, 2022. The significant decrease is a reflection of the expense in the three-month period ended December 31, 2023 resulting from grants issued earlier in the year with extended vesting period and corresponding share-based compensation expenses that are distributed over multiple periods. In the three-month period ended December 31, 2022, expenses had largely resulted from awards that were granted and immediately vested during the quarter and were correspondingly expensed in full during the period.
•General and administrative expenses as a percentage of net sales increased to 17.5% during the three-month period ended December 31 2023 compared to 16.0% during the three-month period ended December 31, 2022. This increase is largely a reflection of the somewhat different net sales phasing in 2023 than in 2022, where a higher percentage of annual net sales had been recorded in the fourth quarter. The year-over-year absolute increase in general and administrative expenses is mainly driven by the additional full-time employees ("FTEs") onboarded during the course of the year to support our ongoing growth path as well as corresponding expenses for additional software licenses and development projects.

•

Depreciation and Amortization

	Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change

Depreciation and amortization	20.3	12.7	59.7%
Depreciation and amortization % of Net sales	4.5%	3.5%
Depreciation and amortization expenses during the three-month period ended December 31, 2023 increased by CHF 7.6 million to CHF 20.3 million, compared to CHF 12.7 million during the three-month period ended December 31, 2022. Thereof, depreciation and amortization expenses attributable to owned assets increased by CHF 1.3 million as a result of office and retail expansion, mainly related to leasehold improvements, furniture and fixtures and IT hardware. In addition, depreciation and amortization expenses attributable to right of use assets increased by CHF 6.3 million as a result of a new storage and warehousing facility in Los Angeles, California.

Net Financial Result

	Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change

Financial income	4.2	2.5	71.2%
Financial expenses	(4.5)	(0.9)	389.8%
Foreign exchange result	(85.5)	(40.7)	110.1%
Net financial result	(85.7)	(39.1)	119.1%

Financial income for the three-month period ended December 31, 2023 increased by CHF 1.8 million, primarily driven by our short-term investments and increased interest rates. Financial expenses for the three-month period ended December 31, 2023 increased by CHF 3.6 million, or 389.8%, to CHF 4.5 million, compared to CHF 0.9 million for the three-month period ended December 31, 2022 due to bank charges and interest expenses mainly due to the commitment fees paid for the CHF 700 million multicurrency credit facility entered into on July 7, 2023. Net foreign exchange expense for the three-month period ended December 31, 2023 increased by CHF 44.8 million to CHF 85.5 million, compared to CHF 40.7 million for the three-month period ended December 31, 2022 primarily due to the negative effect of our monetary assets from the fluctuation in exchange rates, in particular the CHF/USD exchange rate.

Income Tax Expense / (Benefit)

	Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change

Current income taxes	(11.4)	13.5	-183.9%
Deferred income taxes	(6.8)	(11.6)	-40.9%
Income tax expense / (benefit)	(18.2)	2.0	-1025.1%

Income taxes during the three-month period ended December 31, 2023 resulted in an income tax benefit of CHF 18.2 million, compared to CHF 2.0 million income tax expense during the three-month period ended December 31, 2022. The decrease in current taxes in the three-month period ending December 31, 2023 is mainly attributable to securing prior year tax deductions in 2023 in connection with our share-based payment plans. In order to determine these tax benefits, a detailed analysis of prior financial years and extensive documentation was required but not available during the original filing.
The deferred tax benefits in the three-month period ending December 31, 2023 are mainly due to the tax deferral of expenses in connection with the US capitalization rules (UNICAP). However, deferred tax income is lower compared to the three-month period ended December 31, 2022 due to deferred tax expenses in connection with the use of tax loss carryforwards in 2023.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under the IFRS Accounting Standards.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS Accounting Standards and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS Accounting Standards measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the comparable period.

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2023	2022	% Change	2023	2022	% Change

Net income / (loss)	79.6	57.7	37.9%	(26.8)	(26.4)	1.3%
Exclude the impact of:
Income taxes	(10.5)	20.2	(151.9)%	(18.2)	2.0	(1025.1)%
Financial income	(11.5)	(5.7)	101.2%	(4.2)	(2.5)	71.2%
Financial expenses	11.3	6.4	75.9%	4.5	0.9	389.8%
Foreign exchange result(1)	111.4	6.5	1603.9%	85.5	40.7	110.1%
Depreciation and amortization	64.9	46.4	39.8%	20.3	12.7	59.7%
Share-based compensation(2)	31.8	33.8	(5.8)%	10.8	34.4	(68.6)%
Adjusted EBITDA	276.9	165.3	67.6%	71.9	61.8	16.3%
Adjusted EBITDA margin	15.5%	13.5%		16.1%	16.8%

(1)    Represents the foreign exchange impact within the net financial result.
(2)    Represents non-cash share-based compensation expense.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS Accounting Standards measures.
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
The table below provides a reconciliation between net income / (loss) to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Fiscal year ended December 31,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	70.9	8.6	51.4	6.3
Exclude the impact of:
Share-based compensation(1)	28.4	3.4	30.1	3.7
Tax effect of adjustments(2)	0.9	0.1	(0.8)	(0.1)
Adjusted net income	100.2	12.2	80.7	9.9

Weighted number of outstanding shares(3)	284,262,802	345,437,500	282,195,495	345,437,500
Weighted number of shares with dilutive effects(3)(4)	3,306,122	11,446,403	2,354,500	6,891,423
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	287,568,924	356,883,903	284,549,995	352,328,923

Adjusted basic EPS (CHF)	0.35	0.04	0.29	0.03
Adjusted diluted EPS (CHF)	0.35	0.03	0.28	0.03

	Three-month period ended December 31,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net loss	(23.9)	(2.9)	(23.5)	(2.9)
Exclude the impact of:
Share-based compensation(1)	9.6	1.2	30.6	3.7
Tax effect of adjustments(2)	(0.3)	—	(0.4)	—
Adjusted net income / (loss)	(14.5)	(1.8)	6.7	0.8

Weighted number of outstanding shares(3)	284,782,459	345,437,500	283,102,252	345,437,500
Weighted number of shares with dilutive effects(3)(4)	—	—	1,661,451	6,285,538
Weighted number of outstanding shares (diluted and undiluted)(3)(4)	284,782,459	345,437,500	284,763,703	351,723,038

Adjusted basic EPS (CHF)	(0.05)	(0.01)	0.02	0.00
Adjusted diluted EPS (CHF)	(0.05)	(0.01)	0.02	0.00

(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted basic EPS as adjusted Net Income for such periods.
(4)    For the three-month period ended December 31, 2023, 3,159,251 shares and 11,325,561 shares were excluded from the diluted EPS calculation for Class A ordinary shares and Class B voting rights shares, respectively, as the impact of the shares are considered anti-dilutive.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS Accounting Standards. We use and believe that certain investors and analysts use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS Accounting Standards.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Accounts receivables	204.8	174.6	17.3%
Inventories	356.5	395.6	(9.9)%
Trade payables	(65.1)	(111.0)	(41.3)%
Net working capital	496.2	459.2	8.1%

B. Liquidity and Capital Resources

Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. Our future contractual obligations are further discussed in “—Contractual Obligations and Commitments” below.
We finance our liquidity needs using a combination of cash and cash equivalents balances, cash provided from operating activities and, to a lesser extent, available borrowings under the new credit facility we entered into in July 2023 as further detailed in “—Indebtedness” below. As of December 31, 2023, we had CHF 494.6 million of cash and cash equivalents and CHF 496.2 million of net working capital, compared with CHF 371.0 million of cash and cash equivalents, of which CHF 129.5 million was restricted, and CHF 459.2 million of net working capital as of December 31, 2022. As at December 31, 2023 and 2022, 94.6% and 90.4%, respectively, of our cash and cash equivalents were held at banks that are deemed systemically important financial institutions, with remaining balances in banks with an investment grade rating. Movements in cash and net working capital are discussed below in “—Cash Flows”.
We believe our existing cash and cash equivalent balances, cash flow from operations and bank overdraft facilities will be sufficient to meet the net working capital and capital expenditure needs for at least the next 12 months. Refer to “—Indebtedness” for further details. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of net sales growth, the timing and extent of spending on research and development efforts and other growth initiatives such as our retail store expansion, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions.
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

Cash Flows

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Cash inflow / (outflow) from operating activities	232.1	(227.0)	202.2%
Cash (outflow) from investing activities	(47.1)	(82.9)	(43.1)%
Cash inflow / (outflow) from financing activities	(21.8)	6.3	(445.1)%
Change in net cash and cash equivalents	163.2	(303.6)	153.7%
Net cash and cash equivalents at the beginning of the period	371.0	653.1	(43.2)%
Net impact of foreign exchange rate differences	(39.6)	21.5	(283.8)%
Net cash and cash equivalents	494.6	371.0	33.3%

Operating activities
Cash inflow from operating activities was CHF 232.1 million for the twelve-month period ended December 31, 2023, compared with a cash outflow from operating activities of CHF 227.0 million during the same period in 2022. The increase in cash inflow from operating activities was CHF 257.5 million generated by net income adjusted for non-cash items, CHF 93.4 million as a result of the change in other current assets/liabilities and CHF 11.0 million in interest received, partially offset by outflows resulting from an increase in net working capital of CHF 101.2 million and income taxes paid of CHF 28.6 million. Net working capital increased as a result of increases to trade receivables and inventories of CHF 46.9 million and CHF 10.0 million, respectively, offset by a decrease in trade payables of CHF 44.3 million.
Cash outflow from operating activities in 2022 was a result of increases to net working capital     expenditures of CHF 285.8 million and income taxes paid of CHF 31.0 million, offset by a favorable increase of CHF 151.8 million generated by net income adjusted for non-cash items and other current assets/liabilities of CHF 67.6 million. Net working capital increased as a result of the increase in inventories of CHF 273.0 million, trade receivables of CHF 78.6 million and trade payables of CHF 65.8 million. The increase in inventories was driven by the strong net sales growth and the continued net sales growth including new product launches during the spring-summer 2023 season which took place in the first half of 2023. The increase to trade receivables was primarily driven by net sales growth within the wholesale sales channel, and the increase of accounts payables was primarily driven by the increased purchase of products in 2022 compared to 2021.

Investing activities
Cash outflow from investing activities was CHF 47.1 million and CHF 82.9 million for the twelve-month period ended December 31, 2023 and 2022, respectively. In 2023, cash outflow from investing activities was driven by CHF 42.8 million investments of tangible assets, including leasehold improvements for various retail stores, as well as expenditures on production tools and furniture and fixtures. Additionally, CHF 4.4 million was directed towards investments in intangible assets.
In 2022, cash outflow from investing activities of CHF 82.9 million was driven by leasehold improvements and furniture and fixtures purchased in connection with new corporate offices, most notably the On Labs in Zurich and the office in Portland, and the expansion of retail stores primarily in China, Japan, U.S., UK and Switzerland, registration fees for our intellectual property including domain names, investments made into production tools in Vietnam, and trade tools made to deliver the On experience to the customer at the point of sale.

Financing activities
Cash outflow from financing activities was CHF 21.8 million compared to cash inflow from financing activities of CHF 6.3 million for the twelve-month period ended December 31, 2023 and 2022, respectively. In 2023, cash outflow from financing activities was primarily due to 25.5 million and CHF 6.5 million, related to lease liabilities payments and interest paid, respectively, partially offset by CHF 6.4 million in proceeds received for the sale of treasury shares to selected employees in connection with share-based compensation awards.
In 2022, cash inflow from financing activities included CHF 26.4 million in proceeds received for the sale of treasury shares to selected employees in connection with share-based compensation awards, offset by CHF 15.4 million and CHF 4.7 million, related to lease liabilities payments and interest paid, respectively.

Capital Management

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

As of December 31, 2023: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 284,215,277 were outstanding As of December 31, 2022: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 281,976,387 were outstanding	30.0	30.0	—%
As of December 31, 2023: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.5	3.5	—%
Share capital	33.5	33.5	—%
Treasury shares	(26.7)	(26.1)	2.3%
Share premium	756.9	756.9	—%
Legal reserves	42.3	33.8	25.1%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	349.1	321.8	8.5%
Capital reserves	1,140.8	1,105.1	3.2%
Other reserves	(9.8)	—	100.0%
Accumulated losses	(63.3)	(142.9)	(55.7)%
Equity	1,074.5	969.5	10.8%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2023	281,976,387	345,437,500
Sale of treasury shares related to share-based compensation	2,273,239	—
Purchase of treasury shares	(34,349)	—
Shares issued and outstanding as of December 31, 2023(1)	284,215,277	345,437,500

Awards granted under various incentive plans not yet exercised or distributed at December 31, 2023(2)	896,632	—
Awards granted under various incentive plans with dilutive effects at December 31, 2023(3)	3,056,789	11,325,561
(1)    As of December 31, 2023 there were 15,782,848 treasury shares held by On (December 31, 2022: 18,021,738).
(2)    These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at December 31, 2023.
(3)    These awards are included in the basic EPS calculation for the twelve-month period ended December 31, 2023 for Class A ordinary shares and Class B voting rights shares, respectively, as the impact of the shares are considered dilutive to for the twelve-month period ending December 31, 2023. However, these awards are excluded from the diluted EPS calculation for the three-month period ended December 31, 2023 for Class A ordinary shares and Class B voting rights shares, respectively as the impact of the underlying shares is considered anti-dilutive for the three-month period ending December 31, 2023.

Share-based compensation
As a public company, we grant share-based compensation awards to our extended founder team, other members of senior management and to certain other employees to incentivize individuals based on their impact and contribution to On. As of December 31, 2023, On has recognized an increase in shareholders' equity in the balance sheet of CHF 27.3 million for share-based compensation incurred during the twelve-month period ending December 31, 2023.
For the twelve-month period ended December 31, 2023 we have recognized a share-based compensation charge of CHF 31.8 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:

• Long Term Participation Plan 2018
• Long Term Incentive Plan 2021
• Compensation of non-executive members of our board of directors

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness

On July 7, 2023, we entered into a CHF 700 million multicurrency credit facility agreement which replaced our bank overdraft facilities previously reported. We have an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. As of the date hereof, we have not drawn cash under this credit facility and we do not currently expect to draw cash from the facility agreement in the near term. We entered into the facility agreement as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under this new facility agreement may be used towards the financing of working capital requirements and for general corporate purposes, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The new facility agreement has an initial term of three years and may be extended twice for a period of one year each.
The new multicurrency credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the year ended December 31, 2023, we were in compliance with all covenants under the new credit facility. As of and during the year ended December 31, 2022 we were in compliance with all covenants under the previous bank overdraft facilities.
The following assets have been pledged in relation to the new multicurrency credit facility:

	Fiscal year ended December 31,
(CHF in millions)	2023	2022	% Change

Trade receivables	145.8	43.4	235.8%
Inventory	285.2	234.9	21.4%
Assets pledged	431.0	278.3	54.9%

Contractual Obligations and Commitments

The following summarizes the significant contractual obligations and commitments as of December 31, 2023:

	Fiscal year ended December 31, 2023
(CHF in millions)	Total	Less than 1 year	1 to 5 Years	More than 5 years

Purchase obligations(1)	65.1	65.1	0.0	0.0
Lease liabilities(2)	263.3	46.9	135.1	81.3
Other financial liabilities	14.8	14.8	0.0	0.0
Lease commitments(3)	385.7	15.8	145.4	224.5
Total contractual obligations	728.9	142.5	280.5	305.8

(1)    Purchase obligations refer to an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms. The figures presented comprise of trade payables as of December 31, 2023.
(2)    Lease liabilities are related to storage space, various offices, retail stores, showrooms and cars.
(3)    We have committed ourselves to several new lease contracts, which have not yet commenced as of December 31, 2023, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to contracts entered into for new highly-automated warehouses in the United States (Atlanta) and Belgium (Beringen), respectively. The new warehouse in the United States will partially operate starting in 2024 and is expected to be fully operational by 2025, and amounts to CHF 245.8 million (December 31, 2022: CHF 254.9 million) lease commitment. The new warehouse in Belgium will partially operate starting in 2024 and is expected to be fully operational by 2026, and amounts to CHF 122.5 million (December 31, 2022: CHF — million) lease commitment. The remaining lease commitments relate to new stores in the United States.

Off-Balance Sheet Arrangements

As of December 31, 2023, we provided guarantees and letters of credit in the amount of CHF 155.6 million (December 31, 2022: CHF 126.1 million) in favor of third parties. Thereof, CHF 155.3 million has been rolled into our new CHF 700 million multicurrency credit facility as discussed in "Indebtedness" above. Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of December 31, 2023.

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
We are also exposed to fluctuation in foreign exchange on various transactions. The majority of our transactional foreign exchange risk arises from products sourced in USD, SG&A in currencies of the countries in which they are incurred, and sales denominated in the currencies of the respective destination markets. In 2023, we generated 97% of our net sales in currencies other than CHF and in 2022, we generated 96% of our net sales in currencies other than CHF.
Based on foreign currency sensitivity analysis of the consolidated balance sheets, the financial result and net income would be impacted as follows by a 10% fluctuation in On's main currencies (excluding the impact of derivative financial instruments):

(CHF in millions)	December 31, 2023	December 31, 2022	December 31, 2021

Change in USD/CHF +10%	71.2	32.1	61.1
Change in USD/CHF -10%	(71.2)	(32.1)	(61.1)
Change in EUR/CHF +10%	7.3	1.1	0.4
Change in EUR/CHF -10%	(7.3)	(1.1)	(0.4)

C. Research and Development, Patents and Licenses

Research and development plays a key role in driving technical innovation, patents and designs of our footwear, apparel and accessories which we believe is essential to the commercial success of our products. Our in-house research and development team includes a talented team of sports scientists, engineers, material experts and designers who work on the innovation, engineering, design, and testing of our products. We also partner with leading universities and innovative suppliers to co-develop new technologies and introduce them to market. Product design is supported by a team of well-experienced people that are primarily based in Zürich, Switzerland, comprised of dedicated athletes and users of our products who embody our design philosophy and dedication to premium quality. The central tenet of our product design philosophy is to fuse high performance, comfort, sustainable materials and aesthetics, in order to provide our customers with everything they need, and nothing they do not. Our innovations and the performance they deliver have established On as a trusted brand for world-class athletes, amateur runners and customers looking for performance-infused footwear, sportswear and accessories. We incurred research, design, and development expenses of CHF 8.9 million, CHF 8.2 million and CHF 5.3 million for the years ended December 31, 2023, 2022 and 2021, respectively, which are expensed as incurred and reported in selling, general and administrative expenses in the consolidated statements of income (loss). Additionally, we capitalize some costs associated with software and intellectual property customized for internal use within property, plant and equipment and intangible assets on the consolidated balance sheets, notably intellectual property intangible assets and in-house developed software were capitalized of CHF 1.2 million and CHF 0.9 million for the year ended December 31, 2023. CHF 1.0 million and CHF 3.3 million, and CHF 0.4 million and CHF 1.4 million for the years ended December 31, 2022 and December 31, 2021, respectively.

D. Factors Affecting Performance and Trend Information

Our growth, our financial condition and results have been, and will continue to be, affected by a number of factors, including the following:

Ability to Grow into New Geographies and to Convert Distributor Markets
Entering new geographic markets or converting distributor markets requires us to invest in personnel, marketing, and infrastructure, including additional offices, showrooms and distribution networks. Our international expansion has resulted in, and will continue to result in, increased costs and is subject to a variety of risks, including low initial brand awareness, local competition, inventory risks, website translation, multilingual customer service, potentially complex import and delivery logistics, and compliance with foreign laws and regulations. Increased costs include, but are not limited to, personnel expenses for sales and marketing teams to initially build a sales network, lacking economies of scale in distribution and supply chain and additional administration expenses. The duration of those additional costs, among others, depends on the geographical size and structure of the particular market, as well as the existing level of brand awareness. A significant portion of the investment to grow net sales is reflected in our SG&A expenses. SG&A expenses, after removing share based compensation expense, as a percentage of net sales were 47.7% for 2023 and 46.3% for 2022.

Ability to Invest
We will continue to make investments across our business to drive growth, and therefore we expect expenses to increase. We will continue to invest significant resources in our people, sales and marketing to drive brand awareness and demand for our products. Marketing expenses as a percentage of net sales were 10.9% for 2023 and 10.7% for 2022. We intend to continue to increase marketing expenses in the future, focusing on elevating brand awareness across our markets, investment in digital customer acquisition and customer experience through our retail network alongside an exciting portfolio of elite athletes. To support our growth, we also intend to continue investing in our distribution network as well as into product inventory. For example, during 2023, distribution expenses increased to CHF 239.5 million, compared to CHF 151.0 million in 2022. Additionally, in both 2023 and 2022 we entered into third party logistics and warehouse services agreements for new, highly-automated fulfillment centers in and Belgium (Beringen) and Atlanta (USA), respectively, in order to facilitate our future omnichannel growth in both Europe and North America, and lower our handling cost over time through automation. We intend to continue investing in new manufacturing partners, which has in the past partially resulted in, and may continue to result in, higher purchasing expenses. We also expect to continue to invest into research and development to drive innovations and product offerings. To support the expansion of our own retail network, we intend to invest into additional physical retail stores and store leases. Our corporate infrastructure is essential to our ability to take data driven decisions, enhance customer experience, and enable an efficient and collaborative working environment for our global team. We plan to continue to invest in our corporate back and front-end infrastructure.

Ability to Manage Inventory
Our ability to grow has been, and will continue to be dependent on the availability of the right inventory at the right time and place. Our data driven approach to demand planning together with an integrative approach between sales, demand, and supply planning has enabled rapid growth while maintaining a premium positioning. Historically, inaccurate inventory levels have resulted in missed sales opportunities, increased distribution expenses due to a higher share of airfreighted products, increased distribution expenses, and higher discounts towards wholesale partners, as well as in higher or lower levels of working capital. Significant volatility in global supply chains over the past year have led to changes in the normal composition and amount of inventory held by On. Our inventory of CHF 356.5 million for the year ended December 31, 2023 was lower than the inventory of CHF 395.6 million for the year ended December 31, 2022 because of the translation into the reporting currency of foreign subsidiaries experiencing unfavorable changes in foreign exchange rates. Our current inventory balance reflects the purchasing of inventory for our 2024 sales. On continues to manage and mitigate supply chain risks by investing in our partner relationships and visibility of data across our supply network.

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

Seasonality
On operates two product seasons, spring-summer from January to June and fall-winter from July to December. Each season is characterized by new product launches typically in the first quarters, i.e. Q1 and Q3. On generally has a higher proportion of net sales in the second half of the fiscal year compared to the first half of our fiscal year due to the phasing of our product seasons and seasonality of demand. In 2023, the second half of our fiscal year represented 52% of our annual net sales, consistent with 2022, with a large impact due to the peak holiday season in the fourth quarter of 2023, which typically leads to higher sales in the fourth quarter relative to the rest of the year. We expect a higher share of net sales from our wholesale channel in the first and third quarters compared to the other two quarters of the year and net sales from our DTC channel to be higher in the second and fourth quarters of the year, compared to the first and third quarters.

Foreign exchange
We are also exposed to fluctuation in foreign exchange on various transactions. The majority of our transactional foreign exchange risk arises from products sourced in U.S. dollars, while selling, general and administrative expenses are realized in currencies of the countries in which they are incurred and sales are denominated in the currencies of the respective destination markets. In 2023, we generated 97% of our net sales in currencies other than CHF, an increase from 2022, when we generated 96% of our net sales in currencies other than CHF. We have a high degree of visibility into our net currency exposures. This visibility allows us to enter into derivatives to hedge our foreign currency exposure. As we continue to grow our business in existing and new geographies, we expect our foreign exchange exposures to increase. We do not apply hedge accounting and derivative instruments are recorded as financial assets or liabilities at fair value through profit or loss.

Share-based compensation expenses
As a public company, we granted and we will continue to grant share-based compensation awards to non-executive members of our board of directors, our extended founder team, other members of senior management and to certain other employees to incentivize individuals based on their impact and contribution to On. For the twelve-month periods ended December 31, 2023 and 2022, we recognized share-based compensation charges of CHF 31.8 million and CHF 33.8 million, respectively, primarily in connection with outstanding awards under our LTIP 2021 and LTIP 2020 equity incentive plans, respectively.

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

E. Critical Accounting Estimates

On Holding AG prepares its consolidated financial statements in accordance with IFRS Accounting Standards, as issued by the IASB. For more information about the critical accounting estimates and judgements, see Note 1.5 Significant accounting judgments, estimates, and assumptions of our consolidated financial statements for the fiscal year ended December 31, 2023.

Recently Adopted Accounting Pronouncements
See note 1.4 New and amended standards and interpretations of the consolidated financial statements for the year ended December 31, 2023 included elsewhere in this Annual Report for more information on recently adopted accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

This section presents information about our executive officers and directors at December 31, 2023. The current business addresses for our directors and executive officers is Förrlibuckstrasse 190, 8005 Zurich, Switzerland.

Name	Position	Age

David Allemann	Co-Founder and Executive Co-Chairman	54
Caspar Coppetti	Co-Founder and Executive Co-Chairman	48
Olivier Bernhard	Co-Founder and Executive Director	55
Martin Hoffmann	Chief Financial Officer and Co-Chief Executive Officer	44
Marc Maurer	Co-Chief Executive Officer	42
Alex Perez	Director	53
Kenneth A. Fox	Director	53
Amy Banse	Director	64
Dennis Durkin	Director	53

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

Olivier Bernhard is one of our Co-Founders and has served as an Executive Board Member of On since founding the Company in January 2010. Mr. Bernhard brings leadership in conceptualizing and developing our brand as an athlete as well as his business experience and knowledge of premium athletic sportswear. Prior to joining On, Mr. Bernhard was a professional Triathlete and Duathlete racing on world class level. During his professional career from 1993 through 2005 he collected three World Championship, one European and 15 Swiss Championship titles in various Triathlon and Duathlon competitions involving different distances.

Martin Hoffmann has served as the Chief Financial Officer and Co-Chief Executive Officer of On since January 2021. Mr. Hoffmann joined On in July 2013 and has served as the Chief Financial Officer since joining the Company. Prior to joining On, Mr. Hoffmann served as the Chief Financial Officer of Valora Retail, a publicly traded European retail company, from November 2009 to June 2013, where he was responsible for managing the financial operations. Mr. Hoffmann also worked in Business Management Consulting at CTcon GmbH, from March 2003 to October 2009. Mr. Hoffmann holds a diploma in Business Management and Computer Science from the University of Kaiserslautern.

Marc Maurer has served as the Co-Chief Executive Officer of On since January 2021. Mr. Maurer joined On in March 2013 and served as the Chief Operating Officer since joining the Company. Prior to joining On, Mr. Maurer served as Head of Business Development and Marketing for Valora Retail, a publicly traded European retail company, from April 2012 to March 2013, where he was responsible for driving its business development strategy. Mr. Maurer also worked at McKinsey & Company as an Engagement Manager, from April 2007 to March 2012. Mr. Maurer serves as a Board Member of the Swiss Entrepreneurs & Startup Association since 2020. Mr. Maurer holds a Master’s in Business Administration from INSEAD.

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

Kenneth A. Fox has served as a member of our board of directors since March 2018. Mr. Fox brings experience as an investor in the consumer sector. Mr. Fox is the founder of Stripes, LLC, a growth equity firm that invests in branded consumer and SAAS companies that it believes have amazing products. Mr. Fox oversees the firm and is also actively involved with many current Stripes’ portfolio companies. Mr. Fox previously served on the board or was actively involved in many of Stripes realized portfolio companies including: including Monday.com, Ltd., On Holding AG, Udemy, Inc. Grubhub Inc. (NASDAQ:GRUB), Blue Apron Holdings, Inc. (NASDAQ:APRN) and Flatiron Health, Inc. (acquired by Roche). Prior to forming Stripes, Mr. Fox was a Managing Director and one of the founders of Internet Capital Group, Inc. He was also the founder and Chairman of ICG Asia Ltd., a Hong Kong-listed joint venture with Hutchison-Whampoa Ltd. that Hutchison later acquired. Mr. Fox holds a B.S. in Economics from the Pennsylvania State University.

Amy Banse became a member of our board of directors in September 2021, upon the listing of our Class A ordinary shares on the NYSE. Ms. Banse brings leadership and experience in starting, investing in and building businesses and has held several executive leadership roles in doing so. Ms. Banse served as senior adviser to the executive committee of Comcast Corporation, a global media and technology company (including Comcast Ventures, LLC, its venture capital arm), from September 2020 to December 2021. She previously was an Executive Vice President at Comcast Corporation, and Managing Director and head of funds at Comcast Ventures LLC from January 2011 to September 2020. From 2005 to 2011, Ms. Banse was Senior Vice President at Comcast Corporation and President at Comcast Interactive Media, a division of Comcast responsible for developing online strategy and operating its digital properties. Ms. Banse joined Comcast in 1991 and early on held various positions, including content development, programming investments and overseeing the development and acquisition of Comcast’s cable network portfolio. Ms. Banse also serves as a director of Adobe Inc, The Clorox Company and Lennar Corporation. She holds a B.A. from Harvard University and a doctor of law degree from Temple University Law School.

Dennis Durkin became a member of our board of directors and chairman of the audit committee in May 2022, and previously served as a board observer from September 2021 through May 2022. Prior to that, he had served as the Chief Financial Officer of Activision Blizzard Inc (ATVI) before retiring in May 2021. He originally joined ATVI as CFO in March 2012 and held that position until May 2017. He served as Chief Corporate Officer from May 2017 until January 2019. From January 2019 until his retirement, he served as Chief Financial Officer and President of Emerging Businesses. Prior to joining ATVI, from 1999 until February 2012, Mr. Durkin held a number of positions of increasing responsibility at Microsoft Corporation, most recently serving as the Corporate Vice President, and Chief Operating and Financial Officer, of Microsoft’s Interactive Entertainment Business, which included the Xbox, Xbox Live and games business. Prior to joining Microsoft’s Interactive Entertainment Business in 2006, Mr. Durkin worked on Microsoft’s corporate development and strategy team, including two years where he was based in London, England driving pan-European activity. Before joining Microsoft, Mr. Durkin was a financial analyst at Alex. Brown and Company. Mr. Durkin holds a B.A. degree in government from Dartmouth College and an M.B.A. degree from Harvard University.

B. Compensation

Principles of the Compensation of the Board of Directors and Executive Management
For the year ended December 31, 2023, the aggregate compensation accrued or paid to the members of our board of directors for services in all capacities to the Company and its subsidiaries was CHF 1.1 million.
For the year ended December 31, 2023, the aggregate compensation accrued or paid to our executive officers for services in all capacities to the Company and its subsidiaries was CHF 18.3 million, including CHF 13.8 million in share-based compensation and CHF 4.2 million in short-term employee benefits including base salary, annual cash bonus as well as health care plans, insurance, car allowances or equivalent contributions.
The amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers amounted to a total of CHF 0.3 million in the year ended December 31, 2023.
We incorporate by reference into this Annual Report the information included in the sections labeled “Board of Directors Compensation” and “Executive Board Compensation” of Exhibit 99.2 to our report on Form 6-K filed with the SEC on March 12, 2024, which includes disclosure of compensation on an individual basis as well as information on the applicable equity incentive and cash bonus plans underlying the compensation accrued or paid to our executive officers.
Pursuant to Swiss law, we are required to submit the aggregate amount of compensation of our board of directors and the aggregate amount of compensation of our executive officers to a binding say-on-pay vote by our shareholders.

C. Board Practices

Board of Directors
Our board of directors is composed of seven members. Each director is elected for a term ending at the next annual general meeting of shareholders. The current term of all of our directors will end at our next annual general meeting of shareholders in May 2024, at which time reelection will be possible. There are no family relationships among any of our directors or executive officers.
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

Nomination and Compensation Committee
The nomination and compensation committee, which consists of Amy Banse, Kenneth Fox and Alex Perez, supports our board of directors by preparing and periodically reviewing our compensation policies and principles and the performance criteria related to compensation, as well as periodically reviewing their implementation. The nomination and compensation committee also submits proposals and recommendations to our board of directors regarding the individual compensation of members of our board of directors and our executive officers, and prepares proposals to the annual general meeting of shareholders regarding the aggregate compensation of the members of the board of directors and our executive officers. The nomination and compensation committee may submit proposals to the board of directors on other compensation-related matters as well. Swiss law requires that we have a compensation committee, so in accordance with the NYSE listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from the NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the nomination and compensation committee were elected at our last AGM held on May 25, 2023 for a term until the next annual general meeting of shareholders, and the members of the nomination and compensation committee will be elected annually by our annual general meeting of shareholders. The board of directors appoints the chair of the nomination and compensation committee and fills any vacancies until the following annual general meeting of shareholders.

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

The number of employees by geographic location as of the end of the period for our fiscal years ended December 31, 2023, 2022 and 2021 was as follows:

	Year ended December 31,
in FTE(1)	2023	2022(2)	2021(2)

On studio and lab (Headquarters)	856	669	474
Europe, Middle East and Africa	511	318	202
Americas	483	380	279
Asia-Pacific	503	334	202
Total employees (full-time equivalents)	2,353	1,701	1,158
thereof females	50.6%	48.8%	47.8%
thereof males	48.9%	50.7%	51.7%
thereof others	0.5%	0.5%	0.5
Number of nationalities	94	79	65
Average age	33	34	33
(1) Total number of FTEs, including retail employees.
(2) As announced on Form 6-K filed with the U.S. Securities and Exchange Commission on May 2, 2023, effective in the first quarter of 2023, the Company updated its reporting of geographic regions, Specifically, “Rest of World”, which represented Middle East, Africa and Latin America, is no longer being reported as a geographic location. Instead, Middle East and Africa is now combined with Europe and called Europe, Middle East & Africa (“EMEA”), and Latin America is now part of the new geographic location called Americas (replacing North America as a geographic location).
The new reporting of FTE's by geography has no impact on previously reported FTE's. The new reporting of FTE's by geography includes a reallocation of 14 and 12 FTE's from Rest of World to Americas, for the year ended December 31, 2022 and December 31, 2021, respectively.

E. Share Ownership

The information set forth under "Item 6. Directors, Senior Management and Employees - Compensation” and "Item 7. Major Shareholders and Related Party Transactions” is incorporated by reference.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership

The following table presents information relating to the beneficial ownership of our Class A ordinary shares and Class B voting rights shares as of December 31, 2023:

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
The percentage of outstanding Class A ordinary shares and Class B voting rights shares beneficially owned is computed based on 284,215,277 Class A ordinary shares and 345,437,500 Class B voting rights shares outstanding as of December 31, 2023. Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of December 31, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. The numbers and percentages below will not foot due to the unique calculus required by Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated below, the business address for each beneficial owner is On Holding AG, Förrlibuckstrasse 190, 8005 Zurich, Switzerland.

Shareholders	Class A Ordinary Shares	%	Class B Voting Rights Shares	%	% of Total Voting Power	% of Total Economic Ownership

Executives:
Olivier Bernhard	6,958,762	2.4%	113,725,000	32.6%	19.1%	5.7%
Caspar Coppetti	5,216,912	1.8%	107,475,000	30.8%	17.8%	5.0%
David Allemann	4,950,089	1.7%	101,225,000	29.0%	16.8%	4.7%
Martin Hoffmann	2,549,195	0.9%	19,412,500	5.6%	3.5%	1.4%
Marc Maurer	2,337,502	0.8%	19,412,500	5.6%	3.4%	1.3%
5% or Greater Shareholders:
FMR LLC(1)	28,358,626	10.0%	—	—%	4.5%	8.9%
Carlos Alberto da Veiga Sicupira(2)	19,833,971	7.0%	—	—%	3.1%	6.2%
Marc Lemann(3)	18,002,457	6.3%	—	—%	2.9%	5.6%
Morgan Stanley(4)	16,089,024	5.7%	—	—%	2.6%	5.0%
Other Directors:
Alex Pérez(5)	11,382,016	4.0%	—	—%	1.8%	3.6%
Kenneth A. Fox(6)	3,712,149	1.3%	—	—%	0.6%	1.2%
Dennis Durkin	82,483	—%	—	—%	—%	—%
Amy Banse	58,575	—%	—	—%	—%	—%
All directors and executive officers as a group (nine persons)	37,247,683	13.0%	361,250,000	100.0%	61.6%	22.8%

(1)    As of December 31, 2023, FMR LLC had sole voting and dispositive power over 28,358,626 Class A ordinary shares. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, control, directly or through trusts, approximately 49% of the voting power of FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. This information is based on a Schedule 13G/A filed with the SEC on February 9, 2024.
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

PO Box  N-1175, Nassau, Bahamas. This information is based on a Schedule 13G filed with the SEC on December 30, 2021.
(4)    As of December 31, 2023, (i) Morgan Stanley had shared voting power over 15,250,008 Class A ordinary shares and shared dispositive power over 16,089,024 Class A ordinary shares and (ii) Morgan Stanley Investment Management Inc. had shared voting power over 15,205,312 Class A ordinary shares and shared dispositive power over 16,044,328 Class A ordinary shares. The securities reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., a wholly-owned subsidiary of Morgan Stanley. The address of Morgan Stanley and Morgan Stanley Investment Management Inc. is 1585 Broadway, New York, New York 10036. This information is based on a Schedule 13G filed with the SEC on February 9, 2024.
(5)    Consists of (i) 11,338,036 Class A ordinary shares held by Mr. Pérez in his individual capacity and (ii) 43,980 Class A ordinary shares held by Point Break Capital GP Ltd ("PBC GP Ltd"). Mr. Pérez is a member and director of PBC GP Ltd, holding joint discretion over the assets of that entity. None of PBC GP Ltd’s directors (including Mr. Pérez) have authority to act singly to represent PBC GP Ltd or to manage its investment in On. The address for Mr. Pérez and PBC GP Ltd is c/o Point Break Capital Management LLC, 3550 Biscayne Blvd., Suite 600, Miami, FL 33137.
(6)    Consists of (i) 3,113,828 Class A ordinary shares held by Mr. Fox in his individual capacity, (ii) 344,266 Class A ordinary shares held by Stripes GP III, LLC (Stripes GP III) and (iii) 254,055 Class A ordinary shares held by Stripes GP IV, LLC (“Stripes GP IV”). Mr. Fox is the managing member of Stripes Holdings, LLC (“Stripes Holdings”), which controls Stripes GP III and Stripes GP IV, and may be deemed to have sole voting and dispositive control over certain of the shares held by Stripes GP III and Stripes GP IV. The address of Mr. Fox, Stripes GP III and Stripes GP IV is c/o Stripes, LLC, 40 10th Avenue, New York, NY 10014. This information is based on a Schedule 13G/A filed with the SEC on February 12, 2024.

Significant Changes in Ownership
According to a Schedule 13G/A filed with the SEC on February 12, 2024, Stripes III, LP, Stripes IV, LP and Stripes Secondary Holdings I, LP no longer beneficially own more than 5% of our Class A ordinary shares.
According to a Schedule 13G/A filed with the SEC on February 14, 2023, HHLR Advisors Ltd. and Hillhouse Investment Management Ltd. no longer beneficially own more than 5% of our Class A ordinary shares. To our knowledge, and based on Section 13 filings with the SEC, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there have been no other significant changes in the percentage ownership held by any major shareholder during the past three years.

Holders
As of December 31, 2023, we had 10 shareholders of record. We estimate that as of December 31, 2023, approximately 93% of our outstanding Class A ordinary shares are held by 4 U.S. record holders. This estimation takes into account that any Class A ordinary shares held by the executive officers shown in the table above are not held by a U.S. holder. Since some of the shares are held by nominees, the number of shareholders may further not be representative of the number of beneficial owners.

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

Other Related Party Transactions
For additional information on related party transactions, see Note 6.5 Related parties in the Company’s annual consolidated financial statements contained in this Annual Report on Form 20-F.

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

C. Markets
See “—Item 9.A Offer and Listing Details” above.

D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital
We have a share capital of CHF 33.5 million, divided in 299,998,125 authorized Class A ordinary shares, CHF 0.10 par value, of which 284,215,277 are outstanding, and 345,437,500 authorized and outstanding Class B voting rights shares, CHF 0.01 par value. The Company is registered in the commercial register of the canton of Zurich.

B. Memorandum and Articles of Association
When we refer to our articles of association in this Form 20-F, we refer to our amended and restated articles of association dated as of May 25, 2023.

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
Our annual report, the compensation report and the auditors' report must be made available electronically for inspection by the shareholders no later than 20 days prior to the general meeting of shareholders. If such documents are not available electronically, a shareholder may request that a copy is sent to it.

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

Transfer of Shares
Shares in uncertificated form (Wertrechte) may only be transferred by way of written assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules.
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

Changes to shareholder rights

Ordinary Capital Increase, Conditional Share Capital and Capital Band
Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within six months of the respective general meeting in order to become effective. Under our articles of association and Swiss law, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the voting rights represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or by way of set-off with a debt of the Company, when shareholders’ statutory pre-

emptive subscription rights or advance subscription rights are limited or withdrawn, or where transformation of freely disposable equity into share capital is involved, a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.
Furthermore, under the CO, our shareholders, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may:
•authorize our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the existing share capital registered in the Commercial Register in the form of conditional share capital (bedingtes Aktienkapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or to our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); and/or
•create a capital band (Kapitalband) authorizing our board of directors at any time within 5 (five) years to increase or decrease the share capital of the Company by a maximum amount of 50% of the existing the share capital registered in the Commercial Register. As of January 1, 2023 the capital band has replaced the authorized share capital (genehmigtes Aktienkapital), which has been abolished. Existing authorized share capital may remain in place until it expires but it may no longer be renewed and no new authorized share capital may be created.

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

•approving the annual and management report, the annual statutory and consolidated financial statements and determining the allocation of profits shown on the balance sheet, in particular with regard to dividends;
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

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or the general meeting of shareholders or, under certain circumstances, by the Company’s auditors, liquidator or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 5% of the share capital or of the voting rights of our share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. In case of capital loss (Kapitalverlust), i.e. if, based on our stand-alone annual statutory balance sheet, the assets less the liabilities no longer cover half of the sum of our share capital, the statutory capital reserves (gesetzliche Kapitalreserven) not to be repaid to the shareholders and the statutory retained earnings (gesetzliche Gewinnreserven), our board of directors shall take measures to rectify such loss of capital. Where necessary, it shall take further measures to restructure the Company or shall request the general meeting to approve such measures, if they fall within the competence of the general meeting.

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
Pursuant to the Swiss Code of Obligations (into which the provisions of the former [and no longer valid] Swiss Ordinance against excessive compensation in listed stock corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) have been transposed with effect as of January 1, 2023), the general meeting of shareholders has the non-transferable right, amongst others, to vote separately and bindingly on the aggregate amount of compensation of the members of the board of directors, of the executive board and of the advisory boards.

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
At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. No resolution may be taken on proposals relating to the agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights (as is the case in our articles of association, which already reflect lower thresholds as per the recent Swiss corporate law reform):

•one or several shareholders together representing at least 5% of the share capital may request in writing that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•one or several shareholders together representing shares with a par value of at least 0.5% of the share capital, whichever is lower, may request in writing that an agenda item including a specific proposal be put on the agenda for a scheduled general meeting of shareholders, provided such request is made with appropriate lead time.

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

There are a number of resolutions, such as an amendment of the stated purpose of the corporation, the introduction of conditional capital and of a capital band and the introduction of shares with preferential voting rights, that require the approval by two-thirds of the voting rights and an absolute majority of the par value of the shares represented at such general meeting of shareholders. The articles of association may increase these voting thresholds.

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

Payments out of a Swiss corporation’s share capital (in other words, the aggregate par value of the corporation’s registered share capital) in the form of dividends are not allowed and may be made only by way of a share capital reduction. Dividends may be paid only from the profits of the previous business year or brought forward from previous business years or if the corporation has freely distributable reserves, each as evidenced by the corporation’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law, after allocations to reserves required by Swiss law and the articles of association have been deducted and the corporation’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.

Swiss corporations are permitted to pay interim dividends out of the current business year’s profits based on an audited interim account.

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

The creation of conditional share capital requires at least two-thirds of the voting rights represented at the general meeting of shareholders and an absolute majority of the par value of shares represented at such meeting. Shares are created and issued out of conditional share capital through the exercise of options or of conversion rights that the board of directors may grant in relation to, e.g., debt instruments or employees.

Changes in capital
The requirements of the articles of association regarding changes in capital are not more stringent than the requirements of Swiss law.

C. Material Contracts
Neither the Company nor its subsidiaries has been a party, within the two years immediately preceding this Form 20-F, to a contract that is material to the Company, other than (i) material contracts entered into in the ordinary course of business and (ii) the CHF 700 million multicurrency credit facility agreement described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

Swiss Tax Considerations

Withholding Tax
Under present Swiss tax law, dividends due and similar cash or in-kind distributions made by the Company to a shareholder of Class A ordinary shares (including liquidation proceeds, bonus shares and taxable repurchases of Class A ordinary shares as described above) are subject to Swiss federal withholding tax (“Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The Company is obliged to deduct the Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution. The repayment of the par value of the Class A ordinary shares and any repayment of qualifying additional paid-in capital (capital contribution reserves confirmed by Swiss Federal Tax Administration, Reserven aus Kapitaleinlagen bestätigt durch die Eidgenössische Steuerverwaltung), within the limitations accepted by the legislation in force when such dividend becomes due and the respective administrative practice, are not subject to the Withholding Tax.
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

Swiss Federal Stamp Taxes
Any transactions in Class A ordinary shares in the secondary markets are subject to Swiss securities turnover tax at an aggregate rate of 0.15% of the consideration paid for such Class A ordinary shares, however, only if a bank or other securities dealer in Switzerland or Liechtenstein, as defined in the Swiss Federal Stamp Tax Act (Stempelabgabengesetz), is a party or an intermediary to the transaction and no exemption applies.

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
Based on the market price of our Class A ordinary shares during 2023 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2023 taxable year. Even if we have determined that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. The determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2023 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its Class A ordinary shares. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Class A ordinary shares it holds at their fair market value on the “qualification date,” which may result in recognition of gain (but not loss) without the receipt of any corresponding cash. If the deemed dividend election is made, the U.S. Holder must include in income its pro rata share of our post-1986 earnings and profits attributable to the Class A ordinary shares held on the “qualification date” without the receipt of any corresponding cash. After the deemed sale or deemed dividend election, the U.S. Holder’s Class A ordinary shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On May 25, 2023, at the Annual General Shareholders’ Meeting, we amended and restated our memorandum and articles of association. A copy of our amended and restated memorandum and articles of association was filed as Exhibit 99.1 on Form 6-K, filed on May 26, 2023.

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
Since the effective date of the registration statement, we have used the net proceeds from the offering for general corporate purposes. None of the net proceeds were used to make payments (other than compensation paid to our executive officers and directors, each as described in this Annual Report), directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our shares or (iii) any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, authorized, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Our management, under the supervision and with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on such evaluation the Co-Chief Executive Officers and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

(b) Management's Annual Report on Internal Controls Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Company’s Co-Chief Executive Officers and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. This assessment was performed under the direction and supervision of our Co-Chief Executive Officers and our Chief Financial Officer, and based on criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management, including our Co-Chief Executive Officers and our Chief Financial Officer, has concluded that our internal control over financial reporting was effective as of December 31, 2023.

(c) Attestation Report of the Registered Independent Public Accounting Firm
Refer to the report of PricewaterhouseCoopers AG, Switzerland, an independent registered public accounting firm, see “Item 18. Financial Statements—Report of independent registered public accounting firm.”

(d) Changes in Internal Control Over Financial Reporting
Except for the remediation of a material weakness previously disclosed in our December 31, 2022 Form 20-F, and described below, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under Exchange Act) that occurred during the the fiscal year ended December 31, 2023 covered by this annual report on Form 20-F that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Prior Material Weakness
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness previously disclosed in our December 31, 2022 Form 20-F was that we had an ineffective design of controls to address segregation of certain accounting duties within our financial reporting function, including the absence of functionality within our legacy ERP systems to require the review of journal entries, and certain financial statement account reconciliations for which a formal review process had not been established.
In response to the material weakness management performed remediation measures to remediate the material weakness, including (i) the implementation of a new ERP system; (ii) enhancement of our processes and design of controls over segregation of duties and the review of journal entries and account reconciliations, including the introduction of approval workflows within our ERP; (iii) acquisition of software applications and tools specific to account reconciliations or the identification and responding to risks related to segregation of duties and (iv) the engagement of external advisors to assist in the implementation of processes and controls to better identify and manage segregation of duties risks.

As of December 31, 2023, based on an assessment performed by our management on the performance of the remediation measures (specified above), we concluded that the material weakness has been remediated.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Audit Committee
Our board of directors has determined that Dennis Durkin and Alex Perez are both considered an “audit committee financial expert” as such term is defined in the rules of the SEC. Our board of directors has also determined that each of Dennis Durkin and Alex Perez satisfies the “independence” requirements set forth in Rule 10A-3 of the Exchange Act and NYSE listing standards. We have a fully independent audit committee.
For information relating to the qualifications and experience of each audit committee member, see “Item 6. Directors, Senior Management and Employees,” incorporated herein by reference.

ITEM 16B. CODE OF ETHICS
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available to the general public on our website https://investors.on.com under Governance (Governance Documents - On Code of Conduct). The information on our website is not incorporated into this Annual Report. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the year ended December 31, 2023 and 2022, PricewaterhouseCoopers AG (PwC) was the Company's auditor for the IFRS Accounting Standards and statutory accounts.
The following table sets forth the amount of fees, by type of service category, charged by PwC to our Company during fiscal 2023 and fiscal 2022.

	Fiscal year ended December 31,
(CHF in millions)	2023	2022

Audit fees(1)	1.4	1.2
Tax fees(2)	0.1	0.1
All other fees(3)	0.1	0.3
Total	1.6	1.6

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2023, no purchases of our equity securities were made by or on behalf of On Holding AG or any affiliated purchaser.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Not applicable.

ITEM 16K. CYBERSECURITY

Risk management and strategy
The Company has cybersecurity risk management processes in place to identify, assess, and manage material risks from cybersecurity threats to protect the confidentiality, integrity, and availability of our IT systems and information. The Company’s approach to risk assessment and management also includes an established process of due diligence for third-party suppliers, assessing potential privacy and security risks occurring both before and after integration. Our cybersecurity risk management process is part of the Company’s overall enterprise risk management ("ERM") process.
We engaged an independent IT auditor to perform a cybersecurity assessment based on the National Institute of Standards and Technology cybersecurity framework. We currently engage IT consultants to perform independent IT security assessments of our key IT assets inclusive of web application and network infrastructure. The Company also performs continuous bug bounty programs focused on identifying and rectifying vulnerabilities on our key applications and has a centralized identity and provisioning management system and employees are assessed and trained on a monthly basis via the performance of phishing simulations to provide “experiential learning” on how to recognize phishing attempt. We also manage employee devices through a centralized Mobile Device Management ("MDM"), allowing us to secure and enforce policies within our network. MDM solutions also allow the Company to remotely configure settings, deploy apps, enforce security protocols, and monitor device usage. Employee devices are also protected with Endpoint Detection and Response (EDR), designed to detect and respond to malicious activities and threats. Additionally, our engineering teams leverage advanced security tools to identify and address potential security issues during the build and deployment process.
While On maintains cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition, please refer to Item 3.D, "Risk Factors, "in this Annual Report on Form 20-F, including the risk factor entitled “A security breach, including a cybersecurity incident or other disruption to our IT systems could result in adverse effects on the confidentiality, integrity, or availability of our IT systems or any information residing therein, including the loss, theft, misuse, unauthorized disclosure, or unauthorized access of customer, supplier, or sensitive company information or could disrupt our operations. Such cybersecurity threats could damage our relationships with customers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business strategy, financial condition or results of operations.”

Governance
Our board of directors is responsible for overseeing our ERM activities in general, including material risks related to cybersecurity threats. The full Board receives an update [from senior management] on the Company’s ERM process and the risk trends related to cybersecurity at least annually. To help ensure effective oversight, beginning in 2024, the board of directors will receive reports on information security and cybersecurity from the Chief Technology Officer ("CTO") at least four times a year.
On's CTO is responsible for the assessment and management of material risks from cybersecurity threats, sits on the Company's management board and reports directly to our Co-CEO, Martin Hoffmann. The Company's information security function, which reports directly to our CTO, performs ongoing assessments to identify and mitigate cybersecurity threats. Our information security function has the required expertise with cybersecurity, as demonstrated by prior work experience, possession of a cybersecurity certification or degree, or other cybersecurity experience. We also monitor the prevention, detection, and remediation of cybersecurity incidents and work closely with the Company's ERM team to ensure a consistent risk management process. This includes periodic reporting to the management board, board of directors, and to the Company's Group Reporting team when any cybersecurity incidents identified are deemed material.

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

ITEM 19. EXHIBITS

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Amended and Restated Articles of Association of On Holding AG*	Form 6-K	001-40795	99.1	May 26, 2023
2.1	Description of Securities**
4.1	Shareholders’ Agreement by and among On Holding AG and the extended founder team of On Holding AG*	Form F-1/A	333-258998	10.1	September 7, 2021
4.2	On Holding AG Long Term Incentive Plan 2020-2023*	Form F-1	333-258998	10.2	August 23, 2021
4.3	Amendment 2021 to the Long Term Incentive Plan 2020-2023*	Form F-1	333-258998	10.3	August 23, 2021
4.4	On Holding AG Long Term Incentive Plan 2018*	Form F-1	333-258998	10.4	August 23, 2021
4.5	Amendment 2019 to On Holding AG Long Term Incentive Plan 2018*	Form F-1	333-258998	10.5	August 23, 2021
4.6	Amendment 2021 to On Holding AG Long Term Incentive Plan 2018*	Form F-1	333-258998	10.6	August 23, 2021

4.7	Second Amendment 2021 to the On Holding AG Long Term Incentive Plan 2018*	Form F-1	333-258998	10.7	August 23, 2021
4.8	On Holding AG Level Two Participation Plan*	Form F-1	333-258998	10.8	August 23, 2021
4.9	Amendment 2021 to Level Two Participation Plan*	Form F-1	333-258998	10.9	August 23, 2021
4.10	Second Amendment 2021 to Level Two Participation Plan*	Form F-1	333-258998	10.10	August 23, 2021
4.11	On Holding AG On Employee Participation Program 2018*	Form F-1	333-258998	10.11	August 23, 2021
4.12	Amendment 2019 to On Employee Participation Program 2018*	Form F-1	333-258998	10.12	August 23, 2021
4.13	Amendment 2021 to the On Employee Participation Program 2018*	Form F-1	333-258998	10.13	August 23, 2021
4.14	Form of On Holding AG Long Term Incentive Plan 2021*	Form F-1/A	333-258998	10.14	September 7, 2021
4.15	On Holding AG Founders’ Grants Plan*	Form F-1	333-258998	10.15	August 23, 2021
4.16	On Holding AG Tax Recognition Grants Plan*	Form S-8	333-268853	99.1	December 16, 2022
4.17	Form of Indemnification Agreement*	Form F-1	333-258998	10.16	August 23, 2021
4.18	Amendment 2023 to On Holding AG Long Term Incentive Plan 2021*	Form 20-F	001-40795	4.18	March 21, 2023
4.19
Credit Facility Agreement, dated as of July 7, 2023, by and among On Holding AG, as guarantor, On AG, as borrower and guarantor, and On Inc., as guarantor, and UBS Switzerland AG, as lead arranger, bookrunner, agent, security agent and lender, and the other lenders party thereto**

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

15.1	Consent of PricewaterhouseCoopers AG**

97.1	On Holding AG Financial Statement Compensation Recoupment Policy**

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Incorporated by reference
**    Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

On Holding AG

Dated: March 12, 2024

By: /s/ Marc Maurer
Name: Marc Maurer
Title: Co-Chief Executive Officer

By: /s/ Martin Hoffmann
Name: Martin Hoffmann
Chief Financial Officer and Co-Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of On Holding AG

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of On Holding AG and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income / (loss), consolidated statements of comprehensive income / (loss), consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accounting for lease contracts

As described in Notes 3.4 and 4.3 to the consolidated financial statements, the Company’s right-of-use assets balance was CHF 214.0 million (net) and lease liabilities amounting CHF 228.9 million as of December 31, 2023. Management uses judgement to determine the lease term for some lease contracts which include extension or termination options and to determine the incremental borrowing rate. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term which significantly affects the amount of right-of-use assets and lease liabilities recognized. A reassessment only happens when a significant event or change in circumstance occurs that is within the control of the Company and affects whether it is reasonably certain to exercise an option.

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

/s/ PricewaterhouseCoopers AG

Zurich, Switzerland
March 12, 2024
We have served as the Company's auditor since 2013.

Consolidated statements of income / (loss)

		Year ended December 31,
(CHF in millions)	Notes	2023	2022	2021

Net sales	2.1	1,792.1	1,222.1	724.6
Cost of sales		(724.8)	(537.2)	(294.3)
Gross profit		1,067.2	684.9	430.3
Selling, general and administrative expenses	2.3	(887.0)	(599.8)	(571.4)
Operating result		180.2	85.1	(141.1)
Financial income	4.4	11.5	5.7	—
Financial expenses	4.4	(11.3)	(6.4)	(3.6)
Foreign exchange result	4.4	(111.4)	(6.5)	(14.9)
Income / (loss) before taxes		69.1	77.9	(159.6)
Income tax benefit / (expense)	6.4	10.5	(20.2)	(10.6)
Net income / (loss)		79.6	57.7	(170.2)
Earnings per share	4.6
Basic EPS Class A (CHF)		0.25	0.18	(0.59)
Basic EPS Class B (CHF)		0.02	0.02	(0.06)

Diluted EPS Class A (CHF)		0.25	0.18	(0.59)
Diluted EPS Class B (CHF)		0.02	0.02	(0.06)

Consolidated statements of comprehensive income / (loss)

		Year ended December 31,
(CHF in millions)	Notes	2023	2022	2021

Net income / (loss)		79.6	57.7	(170.2)
Net actuarial result from defined benefit plans	6.2	(3.4)	4.4	0.9
Taxes on net actuarial result from defined benefit plans	6.4	0.7	(0.9)	(0.2)
Items that will not be reclassified to income statement		(2.7)	3.5	0.7
Exchange differences		(7.0)	(0.1)	(1.0)
Items that will be reclassified to income statement when specific conditions are met		(7.0)	(0.1)	(1.0)
Other comprehensive income / (loss), net of tax		(9.7)	3.4	(0.3)
Total comprehensive income / (loss)		69.8	61.1	(170.5)

Consolidated balance sheets

(CHF in millions)	Notes	12/31/2023	12/31/2022

Cash and cash equivalents	4.1	494.6	371.0
Trade receivables	3.1	204.8	174.6
Inventories	3.2	356.5	395.6
Other current financial assets	4.2	34.2	33.2
Other current operating assets	3.6	61.2	77.0

Current assets		1,151.3	1,051.5

Property, plant and equipment	3.3	93.6	77.2
Right-of-use assets	3.4	214.0	151.6
Intangible assets	3.5	64.6	70.3
Deferred tax assets	6.4	69.5	31.7

Non-current assets		441.7	330.9

Assets		1,593.0	1,382.4

Trade payables		65.1	111.0
Other current financial liabilities	4.3	53.4	31.2
Other current operating liabilities	3.6	156.4	81.7
Current provisions	6.3	7.1	5.0
Income tax liabilities		23.5	13.9

Current liabilities		305.6	242.7

Employee benefit obligations	6.2	2.2	6.3
Non-current provisions	6.3	10.0	7.2
Other non-current financial liabilities	4.3	190.3	138.8
Deferred tax liabilities	6.4	10.5	17.9

Non-current liabilities		212.9	170.2

Share capital	4.5	33.5	33.5
Treasury shares	4.5	(26.7)	(26.1)
Capital reserves	4.7	1,140.8	1,105.1
Other reserves	4.7	(9.8)	—
Accumulated losses		(63.3)	(142.9)

Equity		1,074.5	969.5

Equity and liabilities		1,593.0	1,382.4

Consolidated statements of cash flows

		Year ended December 31,
(CHF in millions)	Notes	2023	2022	2021

Net income / (loss)		79.6	57.7	(170.2)
Share-based compensation	6.1	27.3	38.3	192.4
Employee benefit expenses	6.2	(7.5)	4.8	1.1
Depreciation and amortization	3.3,3.4,3.5	64.9	46.4	31.4
Loss / (gain) on disposal of assets		0.6	0.9	—
Interest income and expenses		(4.5)	(0.8)	2.8
Net exchange differences		102.9	(8.3)	15.2
Income taxes	6.4	(10.5)	20.2	10.6
Change in provisions	6.3	4.8	(7.4)	4.4
Change in working capital		(101.2)	(285.8)	(74.4)
Trade receivables		(46.9)	(78.6)	(47.0)
Inventories		(10.0)	(273.0)	(31.8)
Trade payables		(44.3)	65.8	4.3
Change in other current assets / liabilities	3.6	93.4	(67.6)	8.1
Interest received		11.0	5.6	—
Income taxes paid		(28.6)	(31.0)	(4.4)
Cash inflow / (outflow) from operating activities		232.1	(227.0)	16.9

Purchase of tangible assets	3.3	(42.8)	(60.3)	(24.6)
Purchase of intangible assets	3.5	(4.4)	(22.7)	(11.6)
Payment of contingent considerations		—	—	(0.2)
Cash (outflow) from investing activities		(47.1)	(82.9)	(36.4)

Payments of lease liabilities	4.3	(25.5)	(15.4)	(13.3)
Proceeds from issue of shares	4.5	—	—	0.1
Net proceeds from the IPO	4.5	—	—	618.2
Equity transaction costs	4.5	—	—	(6.8)
Proceeds on sale of treasury shares related to share-based compensation	4.5	10.1	26.4	0.5
Interest paid		(6.5)	(4.7)	(2.8)
Cash inflow / (outflow) from financing activities		(21.8)	6.3	595.9

Change in net cash and cash equivalents	4.1	163.2	(303.6)	576.4
Net cash and cash equivalents at January 1		371.0	653.1	90.6
Net impact of foreign exchange rate differences		(39.6)	21.5	(13.9)
Net cash and cash equivalents at December 31		494.6	371.0	653.1

Consolidated statements of changes in equity

(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Accumulated income / (losses)	Total equity

Balance at January 1, 2021	2.2	—	276.4	(3.1)	(30.4)	245.1

Net loss	—	—	—	—	(170.2)	(170.2)
Other comprehensive loss	—	—	—	(0.3)	—	(0.3)
Comprehensive loss 2021	—	—	—	(0.3)	(170.2)	(170.5)

Capital increase	3.0	—	615.3	—	—	618.3
Equity transaction costs	—	—	(6.8)	—	—	(6.8)
Tax impact on equity transaction costs	—	—	1.3	—	—	1.3
Share-based compensation	—	—	183.2	—	—	183.2
Purchase of treasury shares	—	(22.8)	—	—	—	(22.8)
Sale of treasury shares	—	0.2	0.5	—	—	0.7
Share capital reorganization	28.3	(2.5)	(25.8)	—	—	—
Balance at December 31, 2021	33.5	(25.0)	1,044.0	(3.4)	(200.6)	848.4

Net income	—	—	—	—	57.7	57.7
Other comprehensive income	—	—	—	3.4	—	3.4
Comprehensive income 2022	—	—	—	3.4	57.7	61.1

Tax impact on equity transaction costs	—	—	(5.1)	—	—	(5.1)
Share-based compensation	—	—	38.3	—	—	38.3
Purchase of treasury shares	—	(1.6)	—	—	—	(1.6)
Sale of treasury shares	—	0.5	27.9	—	—	28.4
Balance at December 31, 2022	33.5	(26.1)	1,105.1	—	(142.9)	969.5

Net income	—	—	—	—	79.6	79.6
Other comprehensive loss	—	—	—	(9.7)	—	(9.7)
Comprehensive income / (loss) 2023	—	—	—	(9.7)	79.6	69.8

Share-based compensation	—	—	27.3	—	—	27.3
Tax impact on transactions with treasury shares	—	—	(1.9)	—	—	(1.9)
Purchase of treasury shares	—	(0.8)	—	—	—	(0.8)
Sale of treasury shares	—	0.2	10.4	—	—	10.7
Balance at December 31, 2023	33.5	(26.7)	1,140.8	(9.8)	(63.3)	1,074.5

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
These consolidated financial statements (“the financials”) have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations developed by the IFRS Interpretations Committee (IFRIC Interpretations), or its predecessor body, the Standing Interpretations Committee (SIC Interpretations), together “IFRS Accounting Standards”, as issued by the International Accounting Standards Board (IASB), and present the financial position and the results of operations of On Holding AG, as the ultimate parent company, and its subsidiaries. On Holding AG is a limited company incorporated in accordance with Swiss law under a private statute and is domiciled at Förrlibuckstrasse 190, Zurich, Switzerland.
These annual consolidated financial statements for the year ended December 31, 2023 were authorized for issue by the board of directors of the Company on March 12, 2024.

1.2 About the financials
The financials of On
•Have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB.
•Include the values of On Holding AG and its domestic and foreign subsidiaries as at December 31, 2023 over which On Holding AG exercised direct or indirect control.
•The fiscal year corresponds to the calendar year.
•Present note disclosures related to the consolidated balance sheets as at December 31 and consolidated statements of income / (loss), comprehensive income / (loss), cash flows, and changes in equity for the respective year.
•Are published in Swiss Francs (CHF), the presentation currency of On Holding AG, rounded to millions (“m”), unless otherwise stated. Due to rounding, figures in the financials may not add up exactly to the sum given.
•Use the historical cost convention except for items that are required to be accounted for at fair value.
•Classify assets as current if they are expected to be recovered within twelve months from the reporting date.
•Classify liabilities as current if they are expected to be settled within twelve months from the reporting date.
•Present the applicable accounting policy within the respective note disclosures.

1.3 Oniverse

		Equity interest
Entity	Domicile	12/31/2023	12/31/2022

On Holding AG	Zurich, CH
On AG	Zurich, CH	100%	100%
On Brazil Ltda.	Sao Paulo, BR	100%	100%
On Cloud Service GmbH	Berlin, DE	100%	100%
On Clouds GmbH	Zurich, CH	100%	100%
On Clouds Inc.	Dover, DE, USA	100%	100%
On Europe AG	Zurich, CH	100%	100%
On Experience 1 LLC	Dover, DE, USA	100%	100%
On Experience 2 LLC	Wilmington, DE, USA	100%	100%
On Experience 3 LLC	Wilmington, DE, USA	100%	100%
On Experience 4 LLC	Wilmington, DE, USA	100%	100%
On Experience 5 LLC	Wilmington, DE, USA	100%	100%
On Experience 6 LLC	Wilmington, DE, USA	100%	—%
On Experience 7 LLC	Wilmington, DE, USA	100%	—%
On Experience 8 LLC	Wilmington, DE, USA	100%	—%
On Hong Kong Limited	Hong Kong, SAR of CN	100%	100%
On Inc.	Portland, OR, USA	100%	100%
On Italy S.r.l.	Milan, IT	100%	100%
On Japan K.K.	Yokohama, JP	100%	100%
On Korea Ltd.	Seoul, Korea	100%	—%
On Oceania Pty Ltd.	Melbourne, AU	100%	100%
On Running Canada Inc.	Vancouver, CA	100%	100%
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	100%	100%
On Running UK Ltd.	London, UK	100%	100%
On Vietnam Co. Ltd.	Ho Chi Minh City, VN	100%	100%
Brunner Mettler GmbH	Zurich, CH	100%	100%

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

1.4 New and amended standards and interpretations
On has adopted the following amendments for fiscal year 2023. The amendments did not have a material impact on the consolidated financial statements.

Description	Standard Reference	IASB Effective Date

Presentation of Financial Statements, Disclosure of Accounting Policies	Amendments to IAS 1	January 1, 2023
Accounting Policies, Changes in Accounting Estimates and Errors	Amendment to IAS 8	January 1, 2023
Deferred Tax related to Assets and Liabilities arising from a Single Transaction	Amendments to IAS 12	January 1, 2023
Insurance Contracts	IFRS 17	January 1, 2023
International Tax Reform—Pillar Two Model Rules(1)	Amendments to IAS 12	May 23, 2023

In October 2021, OECD published key parameters and rules on a minimum tax rate of 15% (Pillar Two) for multinational enterprises with revenue of more than EUR 750 million, such as our business. Many jurisdictions in which we are subject to income taxes, global minimum tax rules have been enacted, or substantively enacted, which can impose detailed reporting obligations and increase compliance and systems-related costs on our businesses. In Switzerland, where the Group is headquartered, the enacted legislation is currently limited to the introduction of a Qualified Domestic Top-up Tax effective 1 January 2024.
We have applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12. Accordingly, we neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.
As an integral part of the rule set, the OECD has published transitional Country-by-Country Report (CbCR) Safe Harbor rules, with the purpose to remove the obligation of calculating the Pillar Two effective tax rate for operations in lower-risk jurisdictions during the initial years when the rules take effect. In applying the transitional CBCR Safe Harbor rules on the fiscal year end 2023 consolidated financial statements, the majority of the jurisdictions are expected to qualify for the transitional CbCR Safe Harbor rules.
Further, at the date of authorization of these consolidated financial statements, On has not applied the following new and revised IFRS Accounting Standards that have been issued by the IASB but are not yet effective:

Description	Standard Reference	IASB Effective Date

Classification of Liabilities as Current or Non-current	Amendments to IAS 1	January 1, 2024
Non-current Liabilities with Covenants	Amendments to IAS 1	January 1, 2024
Supplier Finance Arrangements	Amendments to IAS 7 and IFRS 7	January 1, 2024
Sale and Leaseback Transactions	Amendment to IFRS 16	January 1, 2024
Lack of Exchangeability	Amendments to IAS 21	January 1, 2025

On does not expect that the adoption of the standards listed above will have a material impact on the financials of On in the current or future reporting periods.

1.5 Significant accounting judgments, estimates, and assumptions

The preparation of financials in conformity with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. This includes judgments, estimates, and assumptions in the ordinary course of business as well as non-operating events. Uncertainty about these judgments, assumptions, and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The judgments, estimates, and assumptions are continuously evaluated and are based on experience and other factors, including expectations of future events that are believed to be reasonable. Actual results may differ from these judgments, estimates, and assumptions. The main judgments, estimates, and assumptions with a significant risk of resulting in a material adjustment are described in the following notes:
•3.4 Right-of-use assets
•3.5 Intangible assets
•6.1 Share-based compensation
•6.2 Employee benefit obligations
•6.3 Provisions
•6.4 Income taxes

2 Operational performance

2.1 Net sales
Net sales by sales channels:

	Year ended December 31,
(CHF in millions)	2023	2022	2021

Wholesale	1,120.3	777.0	448.8
Direct-to-Consumer	671.8	445.1	275.8
Net sales	1,792.1	1,222.1	724.6

Net sales by product groups:

	Year ended December 31,
(CHF in millions)	2023	2022	2021

Shoes	1,711.4	1,167.5	683.3
Apparel	68.9	47.3	36.3
Accessories	11.8	7.4	5.0
Net sales	1,792.1	1,222.1	724.6

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

Net sales by geographic regions (based on location of customers):

	Year ended December 31,
(CHF in millions)	2023	2022	2021

Europe, Middle East and Africa	488.7	378.1	264.3
thereof Switzerland	46.0	51.5	55.1
Americas	1,162.2	763.8	417.6
thereof the United States	1,082.1	718.5	396.3
Asia-Pacific	141.1	80.2	42.7
Net sales	1,792.1	1,222.1	724.6

Due to its fragmented customer base, there is no single customer who accounts for more than 10% of total net sales. For details on assets and liabilities related to contracts with customers refer to 3.1 Trade receivables and 3.6 Other current operating assets and liabilities, respectively. Trade receivables as shown in the balance sheet relate to the sale of products and other revenue.
As announced on Form 6-k filed with the U.S. Securities and Exchange Commission on May 2, 2023, effective in the first quarter of 2023, the Company updated its reporting of Net Sales by geography. Specifically, “Rest of World”, which represented Middle East, Africa and Latin America, is no longer being reported as a geographic location. Instead, Middle East and Africa is now combined with Europe and called Europe, Middle East & Africa (“EMEA”), and Latin America is now part of the new geographic location called Americas (replacing North America as a geographic location).
The new reporting of net sales by geography has no impact on previously reported consolidated historical total net sales or financial results. The new reporting of net sales by geography includes a reallocation of CHF 49.1 million and CHF 12.0 million from Rest of World, for the year ended December 31, 2022 and December 31 2021, respectively, to EMEA in the amount of CHF 23.8 million and CHF 3.9 million, and to Americas in the amount of CHF 25.3 million and CHF 8.1 million, for the year ended December 31, 2022, and December 31, 2021, respectively. The below table includes Net Sales by geography previously reported for the year ended December 31, 2022 and December 2021.

Net sales by geographic regions as previously reported:

	Year ended December 31,
(CHF in millions)	2022	2021

Europe	354.3	260.4
thereof Switzerland	51.5	55.1
North America	738.5	409.5
Asia-Pacific	80.2	42.7
Rest of world	49.1	12.0
Net Sales	1,222.1	724.6

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
As discussed above in 2.1 Net sales, during the first quarter of 2023, the Company updated its reporting of geographic areas. As such, the non-current assets by geography as at December 31, 2023 and December 31, 2022 reflects this new reporting structure. The new reporting of geography areas has no impact on previously reported consolidated historical non-current assets. The new reporting of non-current assets by geographic area includes a reallocation of CHF 1.3 million from Rest of World to Americas, for the twelve-month period ended December 31, 2022.

The following table reports the carrying amount of On’s non-current assets by geographic area:

(CHF in millions)	12/31/2023	12/31/2022

Europe, Middle East and Africa	270.4	246.8
thereof Switzerland	242.6	222.0
Americas	144.3	59.9
thereof the United States	142.2	58.5
Asia-Pacific	27.1	24.1
Non-current assets	441.7	330.9

2.3 Selling, general and administrative expenses

	Year ended December 31,
(CHF in millions)	2023	2022	2021

Distribution expenses	(239.5)	(151.0)	(96.4)
Selling expenses	(133.3)	(85.5)	(52.6)
Marketing expenses	(195.8)	(130.2)	(100.5)
Share-based compensation	(31.8)	(33.8)	(198.5)
General and administrative expenses	(286.6)	(199.3)	(123.3)
Selling, general and administrative expenses	(887.0)	(599.8)	(571.4)

In 2023, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 57.1 million (2022: CHF 40.0 million, 2021: CHF 28.7 million). In addition, depreciation charges for production tools in the amount of CHF 7.7 million (2022: CHF 6.4 million, 2021: CHF 2.7 million) are reported in cost of sales.

Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 206.6 million in 2023, CHF 142.1 million in 2022 and CHF 87.3 million in 2021, respectively.

3 Operating assets and liabilities

3.1 Trade receivables
Trade receivables are generally due within a payment period of between 30 to 90 days. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

(CHF in millions)	12/31/2023	12/31/2022

Not yet due	158.8	112.3
Past due 1 - 90 days	42.2	47.3
Past due 91 - 180 days	8.0	14.8
Past due 181 - 360 days	6.7	7.3
Past due > 361 days	2.4	2.0
Gross Carrying Amount	218.1	183.7

Individual loss allowance	(12.6)	(8.2)
Expected credit loss	(0.7)	(0.9)
Loss allowance	(13.3)	(9.1)
Trade receivables	204.8	174.6

Certain trade receivables have been pledged as collateral in relation to debt financing, refer to 5.4 Liquidity risk.

The recorded loss allowance for trade receivables reconciles as follows:

(CHF in millions)	2023	2022

Individual loss allowance at January 1	8.2	2.0
Addition	6.1	6.3
Usage	(1.1)	—
Release	(0.2)	0.0
Exchange differences	(0.4)	(0.1)
Individual loss allowance at December 31	12.6	8.2

(CHF in millions)	2023	2022

Expected credit loss at January 1	0.9	0.6
Income statement (release) / addition for the year	(0.2)	0.3
Expected credit loss at December 31	0.7	0.9

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

3.2 Inventories

(CHF in millions)	12/31/2023	12/31/2022

Shoes	321.4	344.7
Apparel	34.5	43.5
Accessories	8.0	8.3
Other	—	0.2
Allowances	(7.4)	(1.1)
Inventories	356.5	395.6

In 2023, inventories of CHF 549.6 million (2022: CHF 384.8 million) and valuation allowances of CHF 6.3 million (2022: CHF 0.6 million) were recognized in cost of sales. At reporting date, inventories held on consignment amounted to CHF 4.0 million (2022: CHF 12.6 million).

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

3.3 Property, plant and equipment

(CHF in millions)	Leasehold improvements	Trade tools	Production tools	Furniture and fixtures	Other	Total

Cost at January 1, 2022	20.9	7.3	11.9	3.2	4.5	47.9
Accumulated Depreciation at January 1, 2022	(1.9)	(3.5)	(5.6)	(0.6)	(1.9)	(13.5)
Net book amount at January 1, 2022	19.0	3.8	6.3	2.6	2.6	34.4

Twelve month period ended December 31, 2022
Opening net book amounts	19.0	3.8	6.3	2.6	2.6	34.4
Additions	30.8	4.1	7.9	10.7	6.8	60.3
Disposals	(0.4)	(0.1)	(1.3)	—	—	(1.8)
Depreciation	(3.7)	(2.4)	(5.3)	(0.9)	(1.8)	(14.1)
Currency translation	(1.0)	(0.1)	0.0	(0.3)	(0.1)	(1.5)
Net book value at December 31, 2022	44.7	5.3	7.5	12.1	7.6	77.2

Cost at December 31, 2022	49.7	10.7	12.9	13.5	11.0	97.8
Accumulated Depreciation at December 31, 2022	(5.0)	(5.4)	(5.3)	(1.4)	(3.4)	(20.6)
Net book amount at December 31, 2022	44.7	5.3	7.5	12.1	7.6	77.2

Twelve month period ended December 31, 2023
Opening net book amounts	44.7	5.3	7.5	12.1	7.6	77.2
Additions	15.1	3.8	8.8	7.4	7.7	42.8
Disposals	(0.3)	—	—	(0.1)	(0.1)	(0.5)
Depreciation	(7.4)	(2.5)	(7.0)	(2.1)	(2.9)	(21.9)
Currency translation	(2.5)	(0.4)	—	(0.8)	(0.3)	(4.0)
Net book value at December 31, 2023	49.6	6.1	9.4	16.5	11.9	93.6

Cost at December 31, 2023	61.2	13.6	21.7	19.9	18.1	134.5
Accumulated Depreciation at December 31, 2023	(11.6)	(7.5)	(12.3)	(3.4)	(6.2)	(41.0)
Net book amount at December 31, 2023	49.6	6.1	9.4	16.5	11.9	93.6

Other comprises mainly IT hardware costs. As at December 31, 2023, assets related to global retail and corporate office expansions in the amount of CHF 2.4 million (December 31, 2022: CHF 6.4 million) are not yet in use and not ready for use.

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
Depreciation is calculated on a straight-line basis over the expected useful life of the individual assets or asset categories:
•Leasehold improvements: 5 to 8 years
•Trade tools (e.g. point-of-sale and exhibition installations): 3 years
•Production tools (e.g. molds at the factory sites): 2 years
•Furniture and fixtures: 5 to 8 years
•Other: 3 to 8 years
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

3.4 Right-of-use assets

(CHF in millions)	Storage	Stores & showrooms	Offices	Cars	Total

Cost at January 1, 2022	77.9	14.8	102.9	4.5	200.2
Accumulated Depreciation at January 1, 2022	(5.0)	(3.0)	(11.0)	(3.3)	(22.3)
Net book amount at January 1, 2022	72.9	11.9	91.9	1.2	177.9

Twelve month period ended December 31, 2022
Opening net book amounts	72.9	11.9	91.9	1.2	177.9
Lease modification	(52.4)	1.7	5.1	—	(45.5)
Additions	—	31.7	8.2	3.6	43.4
Disposals	—	(0.1)	(1.3)	(0.2)	(1.6)
Depreciation	(7.1)	(5.2)	(9.0)	(1.7)	(23.0)
Currency Translation	3.4	(2.0)	(0.8)	(0.1)	0.4
Net book value at December 31, 2022	16.8	37.9	94.2	2.8	151.6

Cost at December 31, 2022	28.7	45.6	111.0	7.4	192.7
Accumulated Depreciation at December 31, 2022	(11.9)	(7.7)	(16.8)	(4.6)	(41.1)
Net book amount at December 31, 2022	16.8	37.9	94.2	2.8	151.6

Twelve month period ended December 31, 2023
Opening net book amounts	16.8	37.9	94.2	2.8	151.6
Lease modification	(2.1)	3.3	0.7	—	2.0
Additions	66.0	27.1	8.0	2.3	103.4
Disposals	(0.1)	—	—	(0.3)	(0.4)
Depreciation	(11.8)	(9.2)	(10.0)	(1.9)	(32.9)
Currency Translation	(3.3)	(4.1)	(2.1)	(0.2)	(9.8)
Net book value at December 31, 2023	65.3	55.1	90.8	2.8	214.0

Cost at December 31, 2023	87.5	70.5	116.9	8.1	283.1
Accumulated Depreciation at December 31, 2023	(22.1)	(15.4)	(26.1)	(5.4)	(69.1)
Net book amount at December 31, 2023	65.3	55.1	90.8	2.8	214.0

During 2023, our right-of-use assets additions increased from CHF 43.4 million in 2022 to CHF 103.4 million in 2023. Thereof, CHF 66.0 million relates to a new warehousing and distribution facility in Los Angeles, USA and CHF 35.1 million relates to multiple long-term leases in various retail locations in USA, China, Europe and UK, expansion of our regional office space in USA and Vietnam, as well as an increase of our showroom presences in France, Italy, Denmark and Germany.
For the year ended December 31, 2023 we had a lease modification of CHF 2.1 million related to an existing warehouse lease in Luxembourg as a result of a future lease commitment entered into for a new, highly-automated warehouse in Belgium. For the year ended December 31, 2022 we had a lease modification of CHF 52.4 million related to an existing warehouse lease in Atlanta, USA as a result of a future lease commitment entered into for a new, highly-automated warehouse in Atlanta, USA.
Additionally, for the year ended December 31, 2023 we recognized CHF 0.8 million (December 31, 2022: CHF 0.3 million) income from subleasing space in our Zurich Headquarters.

The corresponding lease liabilities are reported in other current financial liabilities and other non-current financial liabilities, respectively. Refer to 4.3 Financial liabilities for additional information.

Accounting policies
On leases storage space, various offices, retail stores (including pop-ups), showrooms and cars. Lease contracts typically run for up to 10 years, some include extension options.

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

3.5 Intangible assets

(CHF in millions)	Patents, licenses and other rights	Software	Goodwill	Total

Cost at January 1, 2022	52.8	21.4	1.8	76.0
Accumulated Amortization at January 1, 2022	(10.9)	(7.6)	—	(18.5)
Net book amount at January 1, 2022	41.9	13.8	1.8	57.5

Twelve month period ended December 31, 2022
Opening net book amounts	41.9	13.8	1.8	57.5
Additions	16.4	6.3	—	22.7
Disposals	—	(0.5)	—	(0.5)
Amortization	(4.1)	(5.2)	—	(9.3)
Net book value at December 31, 2022	54.2	14.4	1.8	70.3

Cost at December 31, 2022	69.2	25.9	1.8	96.9
Accumulated Amortization at December 31, 2022	(15.0)	(11.6)	—	(26.6)
Net book amount at December 31, 2022	54.2	14.4	1.8	70.3

Twelve month period ended December 31, 2023
Opening net book amounts	54.2	14.4	1.8	70.3
Additions	1.2	3.1	—	4.4
Amortization	(4.5)	(5.5)	—	(10.1)
Currency Translation	—	(0.1)	—	(0.1)
Net book value at December 31, 2023	50.9	11.9	1.8	64.6

Cost at December 31, 2023	70.4	29.0	1.8	101.2
Accumulated Amortization at December 31, 2023	(19.6)	(17.1)	—	(36.6)
Net book amount at December 31, 2023	50.9	11.9	1.8	64.6

As at December 31, 2023, patents, licenses and other rights include patents, domain names, and license rights for trademarks.

As at December 31, 2023, software includes capitalized IT development costs not yet in use in the amount of CHF 0.3 million (December 31, 2022: CHF 0.3 million). In 2023, costs recognized in general and administrative expenses within the income statement for research, design and development amount to CHF 8.9 million (2022: CHF 8.2 million).
Goodwill is allocated and monitored at the segment level. Based on the annual impairment assessments performed, there was no need to recognize any impairment of goodwill in 2023 nor 2022. None of the goodwill is expected to be deductible for tax purposes.

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

3.6 Other current operating assets and liabilities

(CHF in millions)	12/31/2023	12/31/2022

Prepaid expenses	20.8	21.0
Indirect taxes (VAT/GST) receivables	26.6	39.7
Social security receivables	0.4	9.3
Other current assets	13.3	7.0
Other current operating assets	61.2	77.0

(CHF in millions)	12/31/2023	12/31/2022

Accrued expenses	81.2	25.0
Accrued personnel expenses	20.0	10.9
Indirect taxes (VAT/GST) payables	24.0	26.9
Social security payables	6.7	2.5
Other payables	16.5	13.2
Other current operating liabilities	8.0	3.3
Other current operating liabilities	156.4	81.7

Accrued expenses mainly comprise accruals for outstanding vendor invoices related to marketing, freight, customs, selling and distribution. Increase in accrued expenses is mainly attributable to investment in brand building initiatives in the fourth quarter and timing. Accrued personnel expenses mainly comprise accruals for costs related to bonus, vacation and participation plans. Anticipated sales returns and the corresponding liabilities are reported in other current assets and liabilities, respectively.

4 Capital and financial management

4.1 Net cash and cash equivalents

(CHF in millions)	12/31/2023	12/31/2022

Current bank accounts	210.3	309.7
Digital wallets	11.4	12.5
Fixed deposit	272.9	48.8
Net cash and cash equivalents[1]	494.6	371.0
1 Net cash and cash equivalents included restricted cash in the amount of CHF 0.2 million as at December 31, 2023 and CHF 129.5 million as at December 31, 2022. The restricted cash as at December 31, 2022 related to a bank guarantee in favor of third parties associated with a future lease commitment. This bank guarantee was rolled into the CHF 700 million multicurrency credit facility entered into in on July 7, 2023, no longer requiring the Company to maintain restricted cash for this bank guarantee (refer to 4.8 Commitments and contingencies).

Digital wallets mainly include deposit account balances at online payment platforms such as PayPal. Current bank overdrafts are repayable on demand and are reported in other current financial liabilities on the balance sheet.

Accounting policies	Cash and cash equivalents include short-term highly liquid assets with a maturity of three months or less. On measures cash and cash equivalents at amortized costs. On does not recognize any credit impairment losses on these assets as the related credit risk is considered to be insignificant due to their short-term maturity and the external counterparties’ credit ratings.

4.2 Other current financial assets

(CHF in millions)	12/31/2023	12/31/2022

Credit cards	16.4	6.9
Deposits	14.6	22.5
Other current financial assets	3.2	3.8
Other current financial assets at amortized cost	34.2	33.2
Other current financial assets at fair value through profit and loss	—	—
Total other current financial assets	34.2	33.2
Due to their short-term nature, the carrying amount of other current financial assets at amortized cost correspond to their fair value. As of December 31, 2023, other current financial assets include contract assets in the amount of CHF 1.1 million (December 31, 2022: CHF 0.7 million). The related customer refund liabilities have been disclosed in 4.3 Financial liabilities.

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

4.3 Financial liabilities

(CHF in millions)	12/31/2023	12/31/2022

Current lease liabilities	38.7	21.6
Other financial liabilities	14.8	9.5
Total other current financial liabilities at amortized cost	53.4	31.2
Non-current lease liabilities	190.3	138.8
Total other non-current financial liabilities at amortized cost	190.3	138.8
Total current and non-current financial liabilities	243.7	170.0

Due to their short-term nature, the carrying amount of other current financial liabilities at amortized cost correspond to their fair value. As of December 31, 2023, other current financial liabilities include customer refund liabilities in the amount of CHF 12.4 million (December 31, 2022: CHF 9.5 million) which generally reverses in the subsequent quarter due to the relatively short return and refund period. The related contract assets have been disclosed in 4.2 Other current financial assets.

Certain assets have been pledged in relation to current bank overdrafts, refer to 5.4 Liquidity risk for additional information.

Accounting policies	On’s financial liabilities include trade payables, current bank overdrafts repayable on demand, short-term debts incl. bank loans, and other financial liabilities, which initially are recognized at fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in the income statement. A financial liability is only classified as at fair value through profit or loss if it is a derivative.
Financial liabilities are derecognized when the contractual obligations are discharged, cancelled, or expired.

Reconciliation of liabilities arising from financing activities:

(CHF in millions)	Lease liabilities	Other	Total

Balance at January 1, 2022	180.9	6.5	187.3
thereof current	13.6	6.5	20.1
thereof non-current	167.2	—	167.2
Payments	(15.8)	(5.1)	(20.9)
Interest expenses paid	(4.2)	—	(4.2)
Additions	43.6	8.2	51.7
Lease modification	(45.5)	—	(45.5)
Accrued interest	4.2	—	4.2
Disposals	(3.0)	—	(3.0)
Exchange differences	0.3	—	0.3
Balance at December 31, 2022	160.5	9.5	170.0
thereof current	21.6	9.5	31.2
thereof non-current	138.8	—	138.8
Payments	(25.4)	(7.7)	(33.1)
Interest expenses paid	(6.4)	—	(6.4)
Additions	103.0	13.0	116.0
Lease modification	1.7	—	1.7
Accrued interest	6.4	—	6.4
Disposals	(0.3)	—	(0.3)
Exchange differences	(10.6)	—	(10.6)
Balance at December 31, 2023	228.9	14.8	243.7
thereof current	38.7	14.8	53.4
thereof non-current	190.3	—	190.3

4.4 Financial result

	Year ended December 31,
(CHF in millions)	2023	2022	2021

Interest income	11.0	5.6	0.0
Interest income employee benefits	0.5	0.1	—
Financial income	11.5	5.7	0.0
Bank charges and interest expenses	(4.3)	(2.1)	(1.1)
Interest expenses leases	(6.5)	(4.2)	(2.4)
Interest expenses employee benefits	(0.5)	(0.1)	—
Financial expenses	(11.3)	(6.4)	(3.6)
Foreign exchange losses	(111.4)	(6.5)	(16.3)
Change in fair value of foreign exchange derivatives	—	—	1.4
Foreign exchange result	(111.4)	(6.5)	(14.9)
Financial result	(111.1)	(7.2)	(18.5)

As at December 31, 2023, bank charges and interest expenses mainly included commitment fees paid for the CHF 700 million multicurrency credit facility entered into on July 7, 2023. Bank charges and interest expenses as at December 31, 2022 mainly included commitment fees paid for the three bank overdraft facilities. Refer to 5.4 Liquidity risk for additional information.
The increase in foreign exchange gain/(losses) during the period ended December 31, 2023 was primarily due to the negative effect to our monetary assets from the fluctuation in the exchange rates, in particular the CHF/USD exchange rate.

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

	Class A	Class A	Class A	Class B
	Authorized registered shares	Shares held by On in treasury	Outstanding shares	Authorized and outstanding registered shares

Balance at January 1, 2023	299,998,125	(18,021,738)	281,976,387	345,437,500

Sale of treasury shares related to share-based compensation	—	2,273,239	2,273,239	—
Purchase of On shares from employees (sell-to-cover) at market price and held in treasury	—	(34,349)	(34,349)	—
Balance at December 31, 2023	299,998,125	(15,782,848)	284,215,277	345,437,500

In 2023, 2,273,239 Class A shares held in treasury have been issued to employees and members of the Board of Directors. This transaction resulted in a cash inflow of CHF 10.1 million. To cover the cost for the resulting individual social security and personal tax obligations, respective employees and members of the Board of Directors were offered the option to either pay cash or sell-back shares for the same value at market price ("sell-to-cover"). As part of this transaction, On re-purchased 34,349 Class A shares, held in treasury, in the amount of CHF 0.8 million.

4.6 Earnings per share
Basic earnings per share (EPS) is calculated by dividing On’s net income or loss for the period by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing On’s net income or loss for the period by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity settled shares from the Company's share-based plans. These shares are included even if the service conditions are not met, or respective performance conditions were fulfilled at the end of the reporting period. For the period ended December 31, 2021, the Company excluded 5,278,761 weighted shares from the Class A diluted EPS calculation and 2,099,551 weighted shares from the Class B diluted EPS calculation, as the impact of the shares are considered anti-dilutive.

	2023	2023	2022	2022	2021	2021
	Class A	Class B	Class A	Class B	Class A	Class B

Weighted number of outstanding shares	284,262,802	345,437,500	282,195,495	345,437,500	264,171,208	241,333,048
Weighted number of shares with dilutive effects	3,306,122	11,446,403	2,354,500	6,891,423	—	—
Weighted number of outstanding shares (diluted and undiluted)	287,568,924	356,883,903	284,549,995	352,328,923	264,171,208	241,333,048

Net income / (loss) (mCHF)	70.9	8.6	51.4	6.3	(156.0)	(14.2)
Basic EPS (CHF)	0.25	0.02	0.18	0.02	(0.59)	(0.06)
Diluted EPS (CHF)	0.25	0.02	0.18	0.02	(0.59)	(0.06)

4.7 Capital and other reserves

(CHF in millions)	12/31/2023	12/31/2022

Share premium	756.9	756.9
Legal reserves	42.3	33.8
Equity transaction costs	(8.7)	(8.7)
Tax impact on equity transaction costs	1.3	1.3
Share-based compensation	349.1	321.8
Capital reserves	1,140.8	1,105.1
Exchange differences	(8.1)	(1.0)
Actuarial gains and losses	(2.1)	1.3
Taxes on actuarial gains and losses	0.4	(0.2)
Other reserves	(9.8)	—

4.8 Commitments and contingencies
As at December 31, 2023, bank guarantees and letters of credit in the amount of CHF 155.6 million (December 31, 2022: CHF 126.1 million) were provided in favor of third parties. Thereof, CHF 111.9 million and CHF 27.9 million (December 31, 2022: CHF 126.1 million and CHF — million) related to contracts entered into for highly-automated warehouses in the United States (Atlanta) and Belgium (Beringen), respectively.
As at December 31, 2023, CHF 155.3 million of bank guarantees and letters of credit have been rolled into the CHF 700 million multicurrency credit facility entered into on July 7, 2023. Refer to 5.4 Liquidity risk for additional information.
The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt of other group participants. Further, On Group entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft in connection with them. In that context, gross balances in the amount of CHF 112.6 million have been offset as at December 31, 2023 (December 31, 2022: CHF 202.4 million).
On has committed itself to several new lease contracts, which have not yet commenced as at December 31, 2023, and are therefore not yet recognized on balance sheet. The total committed future outflow resulting of these lease contracts amounts to:

(CHF in millions)	12/31/2023	12/31/2022

Due < 1 year	15.8	6.6
Due 1 - 5 years	145.4	92.1
Due > 5 years	224.5	184.2
Commitments for future lease obligations	385.7	282.9

The majority of the future lease commitments relate to contracts entered into for new highly-automated warehouses in the United States (Atlanta) and Belgium (Beringen), respectively. The new warehouse in the United States will partially operate starting in 2024 and is expected to be fully operational by 2025, and amounts to CHF 245.8 million (December 31, 2022: CHF 254.9 million) lease commitment. The new warehouse in Belgium will partially operate starting in 2024 and is expected to be fully operational by 2026, and amounts to CHF 122.5 million (December 31, 2022: CHF — million) lease commitment. The remaining lease commitments relate to new stores in the United States.

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

The following table sets forth the foreign exchange rate against the Swiss Franc at the closing dates:

Currency	12/31/2023	12/31/2022

AUD 1	0.57	0.63
BRL 100	17.32	17.68
CAD 1	0.63	0.68
CNY 100	11.85	13.26
EUR 1	0.93	0.99
GBP 1	1.07	1.11
JPY 100	0.60	0.70
HKD 1	0.11	0.12
USD 1	0.84	0.93

The following table sets forth the average annual foreign exchange rate against the Swiss Franc:

Currency	12/31/2023	12/31/2022	12/31/2021

AUD 1	0.61	0.67	0.70
BRL 100	18.16	18.49	17.23
CAD 1	0.68	0.74	0.73
CNY 100	13.03	14.46	14.23
EUR 1	0.99	1.02	1.10
GBP 1	1.13	1.20	1.27
JPY 100	0.66	0.75	0.85
HKD 1	0.12	0.13	0.12
USD 1	0.92	0.96	0.92

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

The group entities’ foreign currency financial statements are translated into On’s presentation currency CHF as follows:
•Assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the reporting date.
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
On offsets positive and negative fair values of derivative instruments and reports the net amount in either current financial assets or current financial liabilities. The respective amount as at December 31, 2023 and 2022 was CHF 0.0 million.
Any gains or loses from the fair value of derivative instruments are reported net in financial result in the consolidated statements of income/(loss). The respective amount recognized in financial result for the periods ended December 31, 2023 and 2022 was CHF 0.0 million (2021: CHF 1.4 million gain).

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

Financial assets and liabilities held in foreign currency as at December 31, 2023 and 2022, expressed in CHF, were as follows:

(CHF in millions)	12/31/2023		12/31/2022
	USD	EUR	USD	EUR

Cash and cash equivalents	248.7	69.8	184.6	9.2
Trade receivables and other financial assets	640.0	102.1	257.9	5.3
Trade payables and other financial liabilities	(257.6)	(84.5)	(42.9)	(0.7)
Total assets and liabilities	631.2	87.4	399.6	13.8

Although On's reporting currency is the Swiss Franc, a significant portion of our business is conducted in currencies other than the Swiss Franc. As a result, On is exposed to foreign currency exchange movements, primarily in the U.S. Dollar and the Euro. A change in the strength of the Swiss Franc against these two currencies as of December 31, 2023, 2022 and 2021 would have affected the valuation of assets and liabilities denominated in these foreign currencies. This analysis assumes that all other variables remain constant. The exposure is disclosed net of income tax and excludes the impact of derivative financial instruments. A 10% increase or decrease in the USD or EUR foreign currency exchange rates against the Swiss Franc would have impacted On's consolidated profit/(loss) for the period as presented below.

(CHF in millions)	12/31/2023	12/31/2022	12/31/2021

Change in USD/CHF +10%	71.2	32.1	61.1
Change in USD/CHF -10%	(71.2)	(32.1)	(61.1)
Change in EUR/CHF +10%	7.3	1.1	0.4
Change in EUR/CHF -10%	(7.3)	(1.1)	(0.4)

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
•Obtaining and maintaining forward-looking credit lines to create an adequate debt structure optimizing the liquidity provided by the credit system;
•Continuous monitoring of future cash flows based on rolling forecast and budget data.

Contractual maturities of On’s undiscounted financial liabilities:

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2023

Trade payables	65.1	—	—	—	65.1
Current lease liabilities	11.7	35.2	—	—	46.9
Other financial liabilities	14.8	—	—	—	14.8
Other current financial liabilities	26.5	35.2	—	—	61.7
Non-current lease liabilities	—	—	135.1	81.3	216.4
Other non-current financial liabilities	—	—	135.1	81.3	216.4

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2022

Trade payables	111.0	—	—	—	111.0
Current lease liabilities	5.8	18.5	—	—	24.4
Other financial liabilities	9.5	—	—	—	9.5
Other current financial liabilities	15.4	18.5	—	—	33.9
Non-current lease liabilities	—	—	73.6	79.7	153.3
Other non-current financial liabilities	—	—	73.6	79.7	153.3
As at December 31, 2023 and 2022, the Company's accrued expenses included CHF 69.6 million and CHF 25.0 million, respectively, related to outstanding vendor invoices for marketing, freight, customs, selling and distribution costs, with an expected due date in the next three to four months.
On July 7, 2023, On entered into a CHF 700 million multicurrency credit facility agreement. On has an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. As of the date hereof, we have utilized CHF 155.3 million of this credit facility to cover our bank guarantees and letters of credit as mentioned in 4.8 Commitments and contingencies. We have not drawn cash under this credit facility and we do not currently expect to draw cash from the facility agreement in the near term. We entered into the facility agreement as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the facility agreement may be used towards the financing of working capital requirements and for general corporate purposes of the Company, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The facility agreement has an initial term of three years and may be extended twice for a period of one year each.

As at July 7, 2023, the bank guarantees mentioned in 4.8 Commitments and contingencies have been rolled into this new facilities agreement and we no longer have any restricted cash as mentioned in 4.1 Net cash and cash equivalents.

As at December 31, 2022, we had three bank overdraft facilities with different lenders with credit limits of up to CHF 100 million, CHF 25 million and USD 35 million, respectively.

The new multicurrency credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the year ended December 31, 2023, we were in compliance with all covenants under the new credit facility. As of and during the year ended December 31, 2022 we were in compliance with all covenants under the previous bank overdraft facilities.

The following assets have been pledged in relation to the new multicurrency credit facility agreement:

(CHF in millions)	12/31/2023	12/31/2022

Trade receivables	145.8	43.4
Inventory	285.2	234.9
Assets pledged	431.0	278.3

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
All awards granted under the different share-based compensation plans were classified as equity-settled share-based payments. If applicable, grants in the form of stock options are valued using a Cox-Rubinstein binomial tree model. In addition to the share-based compensation plans for selected employees, On granted share-based compensation in connection with a service, license, and investment agreement. The Long Term Incentive Plan (LTIP) 2021 as well as the plan for Compensation of non-executive members of the Board of Directors of On (BoD) 2019 are currently the only share-based compensation plans that remain active and will see additional grants in the periods following the period ended December 31, 2023. These plans foresee grants either in the form of performance stock units (PSUs) or restricted stock units (RSUs). PSUs are subject to the achievement of certain performance criteria and require plan participants to provide services during this period, whereas RSUs are only conditional on the provision of services by the plan participant during the vesting period.
As at December 31, 2023, On has recognized an increase in equity in the balance sheet of CHF 27.3 million (December 31, 2022: CHF 38.3 million) for share-based compensation. In 2023, the Company recognized share-based compensation expense in the amount of CHF 31.8 million (2022: CHF 33.8 million), of which CHF 24.4 million related to the LTIP 2021 plan and CHF 7.4 million to the other plans (2022: CHF 32.7 million related to the LTIP 2020 plan and CHF 1.1 million to the other plans).

Overview of the different programs:

On Employee Participation Plan (OEPP) 2018
Awards under the OEPP 2018 were granted as phantom shares. Any historical grants that remained outstanding at the time were exchanged for Restricted Stock Units (RSUs) in 2021. The RSUs under the OEPP 2018 met their full vesting requirements in connection with our IPO in September 2021, which constituted an exit event.

The RSUs have been largely settled in Class A ordinary shares. The remaining outstanding awards are pending approval from certain jurisdictions and will be distributed once such approval is granted.

Long Term Participation Plan (LTPP) 2018
Awards under the LTPP 2018 were granted either as options or as phantom shares. Any historical phantom shares that remained outstanding at the time were exchanged for RSUs in 2021. All grants under the LTPP 2018 were subject to a time-based vesting of three years following the respective grant date. The final grants met their vesting requirements in March 2023, at the end of their vesting term.

The remaining outstanding awards under the LTPP 2018 are fully vested and exercisable. Vested options may be exercised until the tenth anniversary of the contractual granting date.

Long Term Incentive Plan (LTIP) 2018
Awards under the LTIP 2018 were granted as options. All options under the LTIP 2018 met their vesting requirements either due to the exit valuation achieved during a private capital round in February 2020, or as a result of achieving the business continuation thresholds set out at the initiation of the plan.

The remaining outstanding awards under the LTIP 2018 are fully vested and exercisable. Vested options may be exercised until the fifth anniversary of the contractual granting date.

Long Term Incentive Plan (LTIP) 2020
Awards under the LTIP 2020 were granted as options, with the final grant issued in 2022. All options granted under the LTIP 2020 met their full vesting requirements in connection with our IPO in September 2021, which constituted an exit event.

The remaining outstanding awards under the LTIP 2020 are fully vested and exercisable. Vested options may be exercised until the seventh anniversary of the contractual granting date.

Founders' Plan 2021
In connection with On's IPO in 2021, certain employees of On who were not eligible for other equity compensation from an existing share-based compensation plan were awarded with a bonus for their contribution to the listing under the Founders' Plan 2021. Awards under the Founders' Plan 2021 were granted as RSUs. All RSUs under the Founders' Plan 2021 were not subject to any vesting requirements and were distributed once operationally feasible post the IPO.

The remaining outstanding awards are pending approval from certain jurisdictions and will be distributed once such approval is granted.

Tax Recognition Plan 2022
In 2022 and 2023, RSUs were granted to certain employees of On who were subject to elevated tax obligations in connection with prior grants of equity incentive awards or RSUs vesting in connection with the Company's IPO.

The RSUs immediately vested upon grant, subject to an administrative period to allow for the acceptance of awards by participants.

Service, License, and Investment Agreement (SLIA) 2019
In 2019, a “service, license and investment agreement” was negotiated between On and third parties, including the payment of share-based compensation in exchange for the services provided by the third parties. Awards under the SLIA 2019 were granted as options. The milestone-based vesting criteria include the achievement of certain Net Sales thresholds for the fiscal year ending December 31, 2023 as well as the fiscal year ending December 31, 2024. If the respective milestones are reached, the formal vesting of the options occurs upon publication of the annual report for the fiscal year ending December 31, 2023 as well as the fiscal year ending December 31, 2024, respectively.

Vested options may be exercised until the six month anniversary of the vesting date.

Compensation of non-executive members of the Board of Directors of On (BoD) 2019
Awards under the share-based compensation program for non-executive members of the Board of Directors are granted as RSUs. These awards are granted to On's non-executive board members that receive equity compensation for their services as members of On's Board of Directors on a quarterly basis.

The RSUs are not subject to vesting requirements and immediately vest upon grant, subject to an administrative period to allow for the acceptance of awards by participants.

Long Term Incentive Plan (LTIP) 2021
In 2021, the LTIP 2021 was implemented to replace the existing share-based compensation plans in place at the time and is the currently active share-based compensation plan for equity compensation to On's team members. In March 2023, the LTIP 2021 was amended with the revised vesting parameters described below.

Awards under the LTIP 2021 are granted as RSUs or Performance Stock Units (PSUs) and are subject to time-based and in the case of PSUs additional performance-based vesting conditions.

Subject to a participant's continuous employment and unless otherwise agreed in a participant's award agreement, 34% of RSUs granted vest on the first anniversary of the granting date; thereafter, 8.25% of the RSUs vest at the end of each quarter following the first anniversary of the granting date.

Any grant of PSUs is split equally between a two year performance cycle and a three year performance cycle. Subject to a participant's continuous employment, the achievement of the performance conditions as well as the resulting vesting factor and unless otherwise agreed in a participant's award agreement, the PSUs vest in full 24 months following the grant date (for a two year performance cycle) and 36 months following the granting date (for a three year performance cycle).

PSU grants to members of On's Executive Board are subject to a market-based award multiplier, based on the achievement of On's total shareholder return relative to a broad market index measured over the same two year and three year performance cycle.

Prior to the amendment in March 2023, grants were subject to time-based and in the case of PSUs additional performance-based vesting conditions. Subject to the participant's continuous employment and unless otherwise agreed in a participant's award agreement, 33 1/3% of the RSUs granted were scheduled to vest on the grant date and on the first anniversary of the granting date, respectively, so that the remaining 33 1/3% vest on the second anniversary of the grant. The PSUs granted were scheduled to vest on the third anniversary of the grant date, subject to the achievement of the performance conditions, measured over the performance cycle, and the resulting vesting factor.

In December 2022, to account for local laws in the U.S. that did not allow for grants to U.S. participants under the LTIP 2020, replacement grants were provided to U.S. participants that would have qualified for a grant under the LTIP 2020. These replacement grants were granted as RSUs under the LTIP 2021, and were agreed to vest immediately upon grant, to allow for the same economic benefit to the U.S. participants, that they would have otherwise received as a part of their qualification for a grant under the LTIP 2020 (further details on the LTIP 2020 can be found above).

Upon vesting, the awards are distributed to participants in the form of shares as soon as operationally feasible.

A summary of activity under the plans as of December 31, 2023, December 31, 2022, and changes during the years ending on those dates, is presented below:

Program	LTPP 2018		LTIP 2018
	Number of options	Weighted average exercise price US$	Number of options	Weighted average exercise price US$

Awards outstanding at January 1, 2022	2,026,250	0.04	865,000	3.26
Awards granted	—	n/a	—	n/a
Awards forfeited	(31,250)	0.11	—	n/a
Awards exercised	(746,250)	0.03	(505,000)	2.32
Awards outstanding at December 31, 2022	1,248,750	0.04	360,000	4.59
weighted average contractual life remaining (years)	0.1	n/a	—	n/a
with maximum term (years)	0.2	n/a	—	n/a
thereof exercisable	1,038,750	0.03	360,000	4.59
Awards outstanding at January 1, 2023	1,248,750	0.04	360,000	4.59
Awards granted	—	n/a	—	n/a
Awards forfeited	(7,500)	0.11	—	n/a
Awards exercised	(680,118)	0.03	(62,500)	0.11
Awards outstanding at December 31, 2023	561,132	0.05	297,500	5.53
weighted average contractual life remaining (years)	—	n/a	—	n/a
with maximum term (years)	—	n/a	—	n/a
thereof exercisable	561,132	0.05	297,500	5.53

Program	LTIP 2020 Class A shares		LTIP 2020 Class B shares
	Number of options	Weighted average exercise price US$	Number of options	Weighted average exercise price US$

Awards outstanding at January 1, 2022	5,687,811	8.04	10,552,670	0.77
Awards granted	2,694,843	8.28	5,259,830	0.77
Awards forfeited	(2,500)	7.73	—	n/a
Awards exercised	(3,440,590)	7.87	—	n/a
Awards outstanding at December 31, 2022	4,939,564	8.28	15,812,500	0.77
weighted average contractual life remaining (years)	—	n/a	—	n/a
with maximum term (years)	—	n/a	—	n/a
thereof exercisable	4,939,564	8.28	15,812,500	0.77
Awards outstanding at January 1, 2023	4,939,564	8.28	15,812,500	0.77
Awards granted	—	n/a	—	n/a
Awards forfeited	—	7.89	—	n/a
Awards exercised	(1,395,873)	8.29	—	n/a
Awards outstanding at December 31, 2023	3,543,691	8.28	15,812,500	0.77
weighted average contractual life remaining (years)	—	n/a	—	n/a
with maximum term (years)	—	n/a	—	n/a
thereof exercisable	3,543,691	8.28	15,812,500	0.77

Program	OEPP 2018	BoD 2019	SLIA 2019

Awards outstanding at January 1, 2022	130,000	16,833	4,700,000
Awards granted	—	31,612	—
Awards forfeited	—	—	—
Awards exercised	(115,000)	(48,445)	—
Awards outstanding at December 31, 2022	15,000	—	4,700,000
weighted average contractual life remaining (years)	—	—	2.1
with maximum term (years)	—	—	4.0
thereof exercisable	15,000	n/a	—
Awards outstanding at January 1, 2023	15,000	—	4,700,000
Awards granted	—	44,966	—
Awards forfeited	—	—	—
Awards exercised	(8,750)	(44,966)	—
Awards outstanding at December 31, 2023	6,250	—	4,700,000
weighted average contractual life remaining (years)	—	—	1.1
with maximum term (years)	—	—	1.5
thereof exercisable	6,250	n/a	—

Program	LTIP 2021 RSUs	LTIP 2021 PSUs	Founders' Plan 2021	Tax Recognition 2022

Awards outstanding at January 1, 2022	1,588	—	123,328	—
Awards granted	116,551	37,808	—	127,297
Awards forfeited	(507)	—	—	—
Awards exercised	(110,467)	—	(69,997)	(127,297)
Awards outstanding at December 31, 2022	7,165	37,808	53,331	—
weighted average contractual life remaining (years)	0.7	2.2	—	—
with maximum term (years)	1.2	2.2	—	—
thereof exercisable	—	—	53,331	n/a
Awards outstanding at January 1, 2023	7,165	37,808	53,331	—
Awards granted	896,311	1,034,815	17,998	7,205
Awards forfeited	(37,393)	(5,408)	(20,331)	—
Awards exercised	(55,829)	—	(17,998)	(7,205)
Awards outstanding at December 31, 2023	810,254	1,067,215	33,000	—
weighted average contractual life remaining (years)	1.0	1.7	—	—
with maximum term (years)	2.2	2.2	—	—
thereof exercisable	455	—	33,000	n/a

Parameters taken into account in the valuation:

For the year ended December 31, 2023

LTIP 2021	December 18, 2023	December 18, 2023	September 26, 2023	September 26, 2023
Grant date	Class A RSUs	Class A PSUs	Class A RSUs	Class A PSUs

Share price on the measurement date (CHF)	26.52	26.52	23.81	23.81

LTIP 2021	June 23, 2023	June 23, 2023	April 1, 2023	April 1, 2023
Grant date	Class A RSUs	Class A PSUs	Class A RSUs	Class A PSUs

Share price on the measurement date (CHF)	26.72	26.72	28.34	28.34

LTIP 2021	March 28, 2023	March 28, 2023	March 9, 2023
Grant date	Class A RSUs	Class A PSUs	Class A RSUs

Share price on the measurement date (CHF)	27.34	27.34	19.87

BoD 2019	March 27, 2023	June 23, 2023	September 26, 2023	December 18, 2023
Grant date	Class A RSUs	Class A RSUs	Class A RSUs	Class A RSUs

Share price on the measurement date (CHF)	27.71	26.72	23.81	26.52

Tax Recognition Plan 2022	January 3, 2023
Grant date	Class A shares

Share price on the measurement date (CHF)	20.84

Founders' Plan 2021	January 3, 2023
Grant date	Class A RSUs

Share price on the measurement date (CHF)	20.84

For the year ended December 31, 2022

LTIP 2020	December 6, 2022	December 6, 2022
Grant date	Class A options	Class B options

Share price on the measurement date (CHF)	16.83	1.68
Expected life of the award on the grant date (years)	—	—
Exercise price (CHF)	7.26 - 10.65	0.73
Expected dividend yield (%)	—	—
Risk-free interest rate (%)	n/a	n/a
Expected volatility of the share price (%)	n/a	n/a
Option value (CHF)	6.18 - 9.57	0.96

LTIP 2021	March 31, 2022	March 31, 2022	June 24, 2022	September 23, 2022
Grant date	Class A RSUs	Class A PSUs	Class A PSUs	Class A PSUs

Share price on the measurement date (CHF)	23.22	23.22	18.13	16.84

LTIP 2021	December 6, 2022	December 19, 2022
Grant date	Class A RSUs	Class A PSUs

Share price on the measurement date (CHF)	16.83	15.25

BoD 2019	February 18, 2022	March 31, 2022	June 24, 2022
Grant date	Class A RSUs	Class A RSUs	Class A RSUs

Share price on the measurement date (CHF)	23.04	23.22	18.13

BoD 2019	September 23, 2022	December 19, 2022
Grant date	Class A RSUs	Class A RSUs

Share price on the measurement date (CHF)	16.84	15.25

Tax Recognition Plan 2022	December 19, 2022
Grant date	Class A shares

Share price on the measurement date (CHF)	15.25

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

Significant judgments and accounting estimates
Options granted during the twelve month period ended December 31, 2023 were fully vested at the time of grant and were therefore valued on the basis of the difference between the observable share price on grant date and the respective exercise price. PSUs and RSUs granted during the twelve month period ended December 31, 2023 were valued on the basis of the observable share price on grant date.

When determining the expense recognition, the expected fluctuation had been set to 7.5% per annum for grants prior to the third quarter of 2022, and to 10% per annum for grants from the fourth quarter of 2022 onwards. These expected fluctuation levels were determined by On based on historical fluctuation and management estimates.

6.2 Employee benefit obligations
On globally maintains different pension plans based on the respective legislation in each country. Current pension arrangements for On employees in Switzerland are made through plans governed by the Swiss Federal Occupational Old Age, Survivors and Disability Pension Act (BVG). These plans are funded by regular employee and employer contributions and are administered by an independent third party. On's estimated contributions for the next reporting period is CHF 3.6 million.
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
All other plans outside of Switzerland, including the 1e pension plan, are treated as defined contribution plans. The contributions of those plans are recognized as personnel expenses in the period during which the related services are rendered by employees. Expenses during the year ended December 31, 2023 amounted to CHF 4.1 million (December 31, 2022: CHF 1.3 million).

The result of the Swiss defined benefit plans is summarized in the tables below:

Employee benefit obligations

(CHF in millions)	December 31, 2023	December 31, 2022

Present value of defined benefit obligation	(35.3)	(23.7)
Fair value of plan assets	33.1	17.4
Employee benefit obligations	(2.2)	(6.3)

As of December 31, 2023, the defined benefit obligation has a weighted average duration of 14.7 years (December 31, 2022: 12.9 years). There is no effect from asset ceiling in any reporting period. Employee benefit obligations reconciles as follows:

(CHF in millions)	2023	2022

Employee benefit obligations at January 1	(6.3)	(5.9)
Amounts recognized in income statement	(3.8)	(3.1)
Amounts recognized in other comprehensive income	(3.4)	4.4
Contributions by the employer	11.3	(1.8)
Employee benefit obligations at December 31	(2.2)	(6.3)

Amounts recognized in income statement

(CHF in millions)	2023	2022	2021

Current service cost	(3.8)	(3.4)	(2.6)
Past service cost	—	0.3	—
Employee benefit expenses	(3.8)	(3.1)	(2.6)

Remeasurements recognized in equity (other comprehensive income)

(CHF in millions)	2023	2022	2021

Actuarial losses/(gains) from
changes in demographic assumptions	—	—	(1.8)
changes in financial assumptions	3.6	(6.8)	(0.6)
changes in experience adjustments	(0.2)	1.3	2.3
Return on plan assets excl. interest income	—	1.1	(0.8)
Net actuarial result from defined benefit plans	3.4	(4.4)	(0.9)

Defined benefit obligation

(CHF in millions)	2023	2022

Present value of defined benefit obligation at January 1	23.7	22.8
Current service cost	3.8	3.4
Contributions by the employees	3.1	2.2
Interest expenses	0.5	0.1
Past service cost	—	(0.3)
Benefits paid	0.8	0.9
Actuarial losses/(gains) from
changes in financial assumptions	3.6	(6.8)
changes in experience adjustments	(0.2)	1.3
Present value of defined benefit obligation at December 31	35.3	23.7

Plan assets

(CHF in millions)	2023	2022

Fair value of plan assets at January 1	17.4	17.0
Contributions by the employer	11.3	(1.8)
Contributions by the employees	3.1	2.2
Interest income	0.5	0.1
Benefits paid	0.8	0.9
Return on plan assets excl. interest income	—	(1.1)
Fair value of plan assets at December 31	33.1	17.4

The plan assets consist of (all with quoted market prices):

	12/31/2023	12/31/2022

Cash and equivalent	0.6%	0.9%
Debt instruments	28.4%	28.0%
Equity instruments	31.5%	30.8%
Real estate	23.0%	22.8%
Alternative assets	16.5%	17.5%
Total	100.0%	100.0%

Principal actuarial assumptions

	12/31/2023	12/31/2022

Discount rate	1.4%	2.2%
Expected rate of salary increase	1.5%	1.5%
Expected rate of pension increase	0.0%	0.0%
Demographic assumptions	BVG 2020 generation table	BVG 2020 generation table

Sensitivity analysis: Impact on defined benefit obligation

(CHF in millions)	12/31/2023	12/31/2022

Discount rate
-0.5%	2.8	1.6
+0.5%	(2.3)	(1.4)
Expected rate of salary increase
-0.5%	(0.6)	(0.4)
+0.5%	0.7	0.4
Life expectancy
-1 year	(0.3)	(0.2)
+1 year	0.3	0.2

Accounting policies	Accounting and reporting of the Swiss defined benefit plans are based on annual actuarial valuations. Defined benefit obligations and service costs are assessed using the projected unit credit method, with the cost of providing pensions charged to the income statement so as to spread the regular cost over the service lives of employees participating in these plans. The pension obligation is measured as the present value of the estimated future outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Service cost from defined benefit plans are charged to the income statement within the operating result. If the fair value of the plan assets exceeds the present value of the defined benefit obligation, only a net pension asset is recorded, taking account of the asset ceiling.

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

Significant judgments and accounting estimates	The carrying amounts of defined benefit pension plans are based on actuarial valuations. These valuations are calculated based on statistical data and assumptions about discount rates, expected rates of return on plan assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

6.3 Provisions

(CHF in millions)	Social charges	Long-service leave	Asset retirement obligation	Total

Balance at January 1, 2022	14.0	1.7	3.6	19.3
thereof current	14.0	0.7	0.1	14.9
thereof non-current	—	0.9	3.5	4.4
Additions	1.4	2.7	0.3	4.4
Release	(6.8)	(0.5)	—	(7.3)
Utilization	(4.4)	—	—	(4.4)
Unwinding of discount	—	—	0.1	0.1
Exchange differences	0.1	(0.1)	(0.1)	(0.1)
Balance at December 31, 2022	4.3	3.8	4.0	12.1
thereof current	4.3	0.5	0.2	5.0
thereof non-current	—	3.3	3.8	7.2
Additions	5.7	3.2	0.6	9.5
Release	(1.9)	(1.0)	—	(2.9)
Utilization	(1.4)	—	—	(1.4)
Unwinding of discount	—	—	0.1	0.1
Exchange differences	—	(0.2)	(0.1)	(0.3)
Balance at December 31, 2023	6.8	5.8	4.5	17.1
thereof current	6.3	0.7	0.1	7.1
thereof non-current	0.5	5.1	4.3	10.0

Provisions include social charges which considers any costs related to local legal requirements related to share-based compensation. Provisions also include the long-service leave provision which relates to a jubilee bonus to reward long-serving employees, and provisions for asset retirement obligations which mainly relates to the dismantling costs for the headquarter in Zurich and retail stores.

Accounting policies	Provisions are recognized when On has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resource will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows.

Significant judgments and accounting estimates	Provisions are based upon best estimates, taking into consideration past experience and currently available information. Given that judgment has to be applied, the actual costs and results may differ from these estimates.

6.4 Income taxes

(CHF in millions)	2023	2022	2021

Current income taxes	35.7	38.7	7.1
Deferred income taxes	(46.2)	(18.6)	3.6
Income tax expense (benefit)	(10.5)	20.2	10.6

The income taxes reflected in the financial statements and the amount calculated at the expected tax rate (starting with On Holding AG's statutory corporate income tax rate in Switzerland) reconcile as follows:

(CHF in millions)		2023		2022		2021

Income / (loss) before taxes		69.1		77.9		(159.6)
Expected tax rate / tax expense	19.7%	13.6	19.7%	15.3	19.7%	(31.4)
Non-deductible expenses	10.3%	7.1	9.2%	7.2	(25.4)%	40.6
Income not subject to tax	(22.4)%	(15.5)	(9.5)%	(7.4)	(0.2)%	0.3
Effects of (de-)recognition of tax losses	(2.4)%	(1.7)	2.9%	2.2	(0.4)%	0.6
Local actual tax rate different to On's expected average tax rate	(1.1)%	(0.8)	2.0%	1.5	(0.6)%	1.0
Prior year adjustments and other items, net	(19.2)%	(13.3)	1.6%	1.3	0.2%	(0.3)
Effective tax rate / income tax expense (benefit)	(15.1)%	(10.5)	25.9%	20.2	(6.7)%	10.6

In 2023, the effective tax rate was (15.1)%, the effective tax rate in 2022 was 25.9%.
In both years, the effective tax rate was lowered by income not subject to tax that mainly related to tax incentives in Switzerland granted in connection with patents. The Swiss patent box regime was more effective than in 2022 due to the higher profitability of our Swiss entities. Another positive impact on the 2023 effective tax rate is attributable to securing prior-year tax deductions in 2023 in connection with our share-based payment plans. In order to determine these tax benefits, a detailed analysis of prior financial years and extensive documentation was required but not available during the original filing.
In some jurisdictions where we operate, the deduction of expenses related to share-based payment plans is restricted. In 2023 and 2022, therefore, non-deductible expenses, mainly related to our share-based payment programs, impacted the effective tax rate.

Change of net deferred tax assets and liabilities:

(CHF in millions)	2023	2022

Net amount at January 1	13.9	(3.4)
thereof deferred tax assets	31.7	2.2
thereof deferred tax liabilities	(17.9)	(5.6)
Taxes charged
to income statement	46.2	18.6
to other comprehensive income	0.7	(0.9)
Exchange differences	(1.6)	(0.4)
Net amount at December 31	59.1	13.9
thereof deferred tax assets	69.5	31.7
thereof deferred tax liabilities	(10.5)	(17.9)

Deferred tax assets and liabilities relate to the following items:

			12/31/23			12/31/22
(CHF in millions)	Assets	Liabilities	Net amount	Assets	Liabilities	Net amount

Trade receivables	0.1	(0.6)	(0.5)	—	(1.0)	(1.0)
Inventories	50.1	(8.0)	42.0	23.4	(15.4)	7.9
Other current assets	0.7	(0.4)	0.3	0.7	—	0.7
Property, plant and equipment	0.1	(0.1)	0.1	—	(0.1)	(0.1)
Right-of-use assets	—	(6.2)	(6.2)	—	(6.4)	(6.4)
Intangible assets	—	(3.0)	(3.0)	—	(3.3)	(3.3)
Other current financial liabilities	1.1	(0.1)	1.0	1.1	—	1.1
Other current operating liabilities	17.2	(2.6)	14.6	7.1	(0.8)	6.3
Current provisions	0.1	—	0.1	0.1	—	0.1
Employee benefit obligations	0.4	—	0.4	1.2	—	1.2
Non-current provisions	0.4	—	0.4	0.4	—	0.4
Other non-current financial liabilities	6.2	—	6.2	5.6	—	5.6
Tax loss carryforwards	3.6	—	3.6	1.2	—	1.2
Deferred tax assets (liabilities)	80.0	(21.0)	59.1	40.9	(27.0)	13.9
Offsetting	(10.5)	10.5		(9.1)	9.1
Deferred tax assets (liabilities) on balance sheet	69.5	(10.5)	59.1	31.7	(17.9)	13.9

Pillar Two income tax disclosure
In December 2021, the OECD published key parameters and model rules on a global minimum tax rate of 15% (Pillar Two) for multinational enterprises with revenue of more than EUR 750 million, such as our business. Many jurisdictions in which we are subject to income taxes, global minimum tax rules have been enacted, or substantively enacted, which can impose detailed reporting obligations and increase compliance and systems-related costs on our businesses. In Switzerland, where the Group is headquartered, the enacted legislation is currently limited to the introduction of a Qualified Domestic Minimum Top-up Tax effective 1 January 2024.
We have applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12. Accordingly, we neither recognises nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.
As an integral part of the rule set, the OECD has published transitional Country-by-Country Report (CbCR) Safe Harbor rules, with the purpose to remove the obligation of calculating the Pillar Two effective tax rate for operations in lower-risk jurisdictions during the initial years when the rules take effect. In applying the transitional CBCR Safe Harbor rules on the fiscal year end 2023 consolidated financial statements, the majority of the jurisdictions in which we operate are expected to qualify for the transitional CbCR Safe Harbor rules.
We are continuing to assess the impact of the Pillar Two income taxes legislation on our financial performance.

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

In 2023, total share-based compensation of the non-executive members of the Board of Directors of On amounts to CHF 1.1 million (2022: CHF 0.5 million, 2021: CHF 0.3 million).
There were no further transactions with related parties for the relevant financial years except for the following transactions with the five members of On’s executive team:

(CHF in millions)	2023	2022	2021

Short-term employee benefits	4.2	2.1	1.9
Post-employment benefits	0.3	1.8	14.4
Share-based compensation	13.8	15.1	67.3
On Executive Team	18.3	19.0	83.6

6.6 Government grants
On is entitled to two investment grants within a framework of improving the regional economic structure by providing jobs in the Berlin region from Germany’s national government authorities. The entitlement depends on various conditions, including the number and types of jobs created and local investments spent within three years until 2021 for the first grant, and within three years from 2021 until 2024 for the second grant, respectively. As at December 31, 2023 and 2022, the conditions for the first grant were fulfilled, however the conditions for the second grant were not yet entirely fulfilled. On assumes to meet the second grant’s requirements by the end of the project.
In addition, during the fourth quarter 2022 On received a government grant of CHF 0.5 million from the Chinese government due to On having its APAC headquarters in Shanghai, China. CHF 0.4 million of the amount received is a considered a one-off grant for costs related to the regional core management team. The remaining CHF 0.1 million of the amount received is for costs related to office rental, and is the first of three office rental grants to be received by the Chinese government for the first three consecutive years. In 2023, On received the second consecutive rental grant amounting to CHF 0.1 million. Additionally, during 2023, the Chinese government provided further one-off grants amounting to CHF 0.1 million relating to On's retail footprint and sales growth in Shanghai, China.
On did not benefit from any other form of government assistance.
In 2023, the income accrued from government grants is reported as a deduction from the related expenses and amounts to CHF 1.5 million (2022: CHF 1.4 million, 2021: CHF 0.6 million).

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