Form 20-F
period 2024-12-31
On Holding AG
filed 2025-03-04
CIK 1858985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 20-F
________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Class A ordinary shares: 289,296,343
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

2024 Memorable Moments

On introduces its groundbreaking LightSprayTM technology, an advanced production process that creates ultralight uppers in approximately three minutes.

On enters into a multi-year brand partnership with actor and fashion icon Zendaya.

ON:TRACK:NIGHTS
Dream On.
Dream On.
ON:TRACK:NIGHTS

65 On athletes compete in the Olympics and Paralympics in Paris, securing seven medals in tennis, triathlon, and track and field.

On expands its successful running franchises with key launches, including the Cloudmonster Hyper, Cloudsurfer Next, and Cloudrunner 2.
On athlete Hellen Obiri wins the marathon in Boston for the second time, becoming the first woman in two decades to defend her title.

The doors open to On's largest retail location yet, located on the Champs-Élysées in Paris.

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
ITEM 16J. INSIDER TRADING POLICIES
ITEM 16K. CYBERSECURITY
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

All references to “U.S. dollars,” “dollars” or “USD” are to the lawful currency of the United States of America. All references to “CHF” or “Swiss francs” are to the lawful currency of Switzerland. In this Annual Report, amounts that are converted from CHF to U.S. dollars are converted at an exchange rate of USD 1.10 per CHF, the exchange rate as of December 31, 2024.

Financial Statements
We maintain our books and records in Swiss francs and prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS Accounting Standards”).

Rounding
Certain numerical figures shown as totals in some tables in this Annual Report may not be an arithmetic aggregation of the figures that preceded them due to rounding. With respect to financial information set out in this Annual Report, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero.

Reclassifications
Certain prior year comparative amounts have been reclassified to conform with current year presentation. These changes in presentation did not have any impact on our results of operations, financial condition, or any other financial statements.

Trademarks and Trade Names
We own registered and unregistered rights in trademarks, service marks, and trade names used in connection with the manufacturing, distribution and sale of our products, including, among others, On, the On Logo, On Running, Run On Clouds, Dream On, CloudTec, Speedboard, Helion, Missiongrip, Cyclon, LightSpray, Cloud, the Cloud Logo, CleanCloud, Cloud X, Cloudalpine, Cloudaway, Cloudboom, Cloudeclipse, Cloudflow, Cloudflyer, Cloudmonster, Cloudsurfer, Cloudwander, Cloudvista, Cloudultra, Cloudhero, Cloudroam, Cloudrock, Cloudventure, Cloudvista, Cloudswift, Cloudgo, Cloudstratus, Cloudrunner, Cloudneo, Cloudtilt, Cloudnova, Cloudrift, Cloudaway, Cloudspike, Cloudswift, Cloudeasy, Cloudspark, Cloudpulse, and Cloudhorizon. Solely for convenience, some of the trademarks, service marks, and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights in and to such trademarks, service marks and trade names.

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
•health epidemics, pandemics and similar outbreaks,
•general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways;
•the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;
•our ability to successfully develop, implement, and scale our LightSpray technology and products developed using this technology;
•our ability to strengthen and grow our direct-to-consumer (“DTC”) channel;
•our ability to address climate related risks;
•our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny
•our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy;
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
•Cybersecurity incidents and other disruptions to our information technology ("IT") systems;
•increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine;
•our reliance on complex IT systems;
•our ability to adopt generative artificial intelligence ("AI") technologies in our operations;
•financial accounting and tax matters;
•changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions;
•our ability to maintain effective internal control over financial reporting;
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3. KEY INFORMATION
A. [Reserved]

B. Capitalization and Indebtedness
Not applicable.

C. Reason for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
In addition to the other information contained in this Annual Report, the following risk factors, as well as additional factors not presently known to us or that we currently deem to be immaterial, should be considered in evaluating our business. Our business, financial condition, or results of operations could be materially adversely affected as a result of any of these risks.

Summary of Risk Factors
The following is a summary of the material risk factors associated with an investment in our Class A ordinary shares, which are more fully described below:

I.Risks Related to Our Business Industry and Economic Environment
i.Brand reputation and resilience
ii.Business strategy
iii.Innovation
iv.Competitors
v.Economic, political and market conditions
II.Risks Related to Our Operations, Distribution Network and Suppliers
i.Business operations
ii.Supply chain and distribution
iii.Third-party partners and suppliers
iv.Human capital
v.Climate
III.Risks Related to Our Intellectual Property and Information Technology
i.Protection of intellectual property and litigation
ii.Information technology security, laws, and systems
IV.Risks Related to Financial, Accounting and Tax Matters
i.Additional investments of our resources
ii.Financial reporting and internal controls
iii.Foreign currency exchange rates
iv.Taxes
V.Risks Related to Legal and Regulatory Compliance
i.Trade policies, tariffs and import/export regulations
ii.Data protection laws
iii.Legal or regulatory requirements, proceedings and audits
VI.Risks Associated with Securities Markets and Ownership of our Class A Ordinary Shares
i.Dual class structure of our shares
ii.Foreign private issuer status
iii.Pricing volatility, dividends, and dilution
iv.Swiss corporate law

I. Risks Related to Our Business, Industry and Economic Environment

(i) Brand reputation and resilience

Our business depends on the strength of our premium brand, and if we are not able to maintain and enhance our brand, our results of operations may be adversely impacted.
The “On” name, our claims (such as “Running on Clouds”), our product or technical-related trademarks (such as “Cloud,” “Cloudsurfer,” “Cloudswift,” and “CloudTec,” among others), our designs and technical patents (such as the “Speedboard”) and our premium performance brand image are integral to our business, and to the implementation of our strategies for expanding our business. We believe that the brand image we have cultivated has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our premium brand may require us to make substantial investments in areas such as product design, intellectual property (such as patents and trademarks), marketing, operations, community building, employee training and our wholesale and DTC channels, such as investments in additional distribution partnerships, the opening of new physical and e-commerce stores and other e-commerce projects, and these investments may not be successful.
We anticipate that, as our business expands into new markets and new product categories, maintaining and enhancing our brand may become more difficult and may require the use of significant resources. If these or similar efforts in the future are not successful, our brand may be adversely impacted. Even if such efforts are successful, they may dilute our image in our core running and performance markets. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the relative novelty and scarcity of our brand. Our brand may be adversely affected if our public image or reputation is tarnished by negative publicity, which may occur due to product quality issues, environmental or labor concerns related to production, customer service complaints or product delivery delays, among other reasons. Our exposure to social media platforms may accelerate and aggravate such negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, counterfeit products, unfair labor practices and failure or legal limitations to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could diminish consumer confidence in us. Further, if there are product defects and/or negative quality claims, then our premium performance brand image and expectations on product performance may be negatively impacted. Maintaining and enhancing our brand will depend largely on our ability to be a leader in premium footwear, apparel and accessories industry and to continue to offer a range of high-quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability, financial condition and the price of our Class A ordinary shares.
A key element of our growth strategy is innovation, product development and expansion of our product offerings into new product categories. However, we may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers. As of December 31, 2024, our products are available at approximately 10,500 retail stores across our direct markets. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our premium performance products as compared to traditional footwear, apparel and accessories. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.

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
Our core values, which include developing high-quality products in a socially and environmentally responsible manner are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. Parties active in promoting ethical business practices, in addition to evaluating the substance of companies’ practices, also often scrutinize companies’ transparency as to such practices and the policies and procedures they use to ensure compliance by their suppliers and other business partners. As a general matter, we do not expect to publicly disclose information that we deem competitively sensitive, except as required by law. If we do not meet the transparency standards expected by parties active in promoting ethical business practices, we may be subject to negative publicity, regardless of whether the actual labor and other business practices adhered to by us and our independent manufacturers satisfy the substantive expectations of such parties. In addition, we may fail to, or only partially, achieve our sustainability and environmental commitments, which could also result in negative publicity. Such negative publicity could be accelerated through social media channels and harm our reputation, brand image, business, results of operations, financial condition and the price of our Class A ordinary shares.
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

If our grassroots marketing efforts or partnerships with other brands are not successful, our business, results of operations and financial condition could be harmed. Additionally, the costs and return on our investments for our sports marketing sponsorships may become more challenging and this could impact the value of our brand image.
We rely principally on grassroots marketing efforts to advertise our brand. These efforts include working with select premium brand partners, such as our co-entrepreneur, Roger Federer, athletes chosen by us, and influencers, who we refer to as our ambassadors. Our ambassadors assist us by introducing our brand and culture to various communities. Our grassroots marketing efforts must be tailored to each particular market, which may require substantial ongoing attention and resources. For instance, we must successfully identify suitable ambassadors in each of our new and existing markets. Our future growth and profitability and the vibrancy of our premium brand, particularly among running communities, will depend in part upon the effectiveness and efficiency of these grassroots marketing efforts. Additionally, we also partner with fashion brands on collaborative product collections. Partnering with fashion brands can also increase the risk of brand reputational damage if the brand we work with faces any negative publicity.
An element of our marketing strategy has been to create a link in the consumer market between our products and professional and Olympic athletes, such as with Roger Federer and various athletes and celebrities around the world, such as Zendaya and FKA Twigs, and we face additional risks as a result. If we lose our celebrity endorsers, or if our celebrity endorsers engage in activities that damage our reputation (whether actual or perceived), our brand and our business could be adversely impacted.
We have also developed sponsorship agreements with a variety of athletes. However, as competition in the footwear, apparel and accessories industry has increased, the costs associated with athlete sponsorships, including the costs of obtaining and retaining these sponsorships and agreements, have varied and at times increased greatly. If we are unable to maintain our current association with athletes, or to do so at a reasonable cost, we could lose the reputational benefit associated with such partnerships, and we may be required to modify and substantially increase our marketing investments. Moreover, a failure to continue to correctly identify promising public figures to use and endorse our products or a failure to enter into cost-effective endorsement arrangements with prominent public figures could adversely affect our brand, sales and profitability. While our partnerships and sponsorships of celebrities, athletes or events often aim to enhance brand visibility, credibility, and market reach, such investments may not always be successful. Additionally, the brand may face adverse consequences in the event of any scandals involving athletes endorsing or associated with our products or in the event of injuries while such persons use our product, impacting consumer trust and market reputation.
Because we have not historically made extensive use of traditional advertising channels, such as print or television advertisements, to build our brand, if our grassroots marketing efforts or sports marketing sponsorships are not successful, there may not be an immediately available alternative marketing channel for us to build awareness of our products in a successful manner. This may impair our ability to successfully integrate new stores into the surrounding communities, to expand into new markets at all or to maintain the strength or distinctiveness of our brand in our existing markets. In addition, if our grassroots marketing efforts are unsuccessful and we are required to use traditional advertising channels in our overall marketing strategy, then we will incur additional expense associated with the transition to and operation of a traditional advertising channel, and we may not have the financial or other resources needed to do so successfully. Failure to successfully market our products and brand in new and existing markets could harm our premium brand and our business, results of operations, financial condition and the price of our Class A ordinary shares.

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
Our future success depends, in large part, on our ability to implement our growth strategies, including expanding our product offerings to earn more share of customers’ closets, continuing to engage in customer acquisition and retention efforts that drive long-term customer relationships and continuing to grow our business. Our ability to implement these growth strategies depends, among other things, on our ability to:
•manage our risks associated with regard to third-party distribution and expand our product offerings;
•increase our brand recognition by effectively implementing our multi-channel strategy alongside our network of retail relationships without compromising our premium customer experience;
•increase customer engagement with our digital platforms;
•leverage our investments in our human capital and operational infrastructure to drive traffic and customer acquisition;
•expand and diversify our wholesale channel, accelerate partnerships with digital pure play retailers, and expand our owned retail stores; and
•enter into distribution and other strategic arrangements with potential distributors of our products in order to better influence customer experience with better cost efficiency.
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
Our business is not currently diversified and consists primarily of designing and distributing footwear, apparel and accessories. In 2024, our main product category across all seasons, our footwear, was made up of over 85 styles and comprised a significant majority of our sales. Consumer preferences often change rapidly, and demand for our products is substantially dependent on our ability to attract customers who are willing to pay a higher price for our premium products. We believe there are a number of factors that may affect the demand for our products, including:
•brand loyalty;
•consumer perceptions of, and preferences for, our products and brands, including, among other things, as a result of evolving ethical or social standards;
•seasonality;
•consumer acceptance of our new and existing products, including our ability to develop new products that address the needs and preferences of new consumers;
•consumer demand for products of our competitors;
•publicity, including social media, related to us, our products, our brands, our marketing campaigns and our celebrity endorsers;
•the extent to which consumers view certain of our products as substitutes for other products we manufacture;

•the life cycle of our products and consumer replenishment behavior;
•changes in consumer confidence and buying patterns, and other factors that impact discretionary income and spending;
•legislation restricting our ability to use certain materials in our products;
•changes in general economic, political, and market conditions;
•pandemics or other outbreaks of illness or disease, such as the COVID-19 pandemic; and
•any future shifts in consumer preferences away from retail spending for footwear, apparel and accessories would also have a material adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.
In addition, we believe that continued increases in sales of footwear, apparel and accessories will largely depend on customers continuing to demand technical superiority, and attractive, trend-setting design, from their premium products. If the number of customers demanding footwear, apparel and accessories does not continue to increase, or if our customers are not convinced that our footwear, apparel and accessories are more functional, stylish or technically superior than other footwear, apparel and accessories alternatives, we may not achieve the level of sales necessary to support new growth platforms and our ability to grow our business will be negatively impacted, and our business, results of operations, financial condition and the price of our Class A ordinary shares may be adversely impacted.

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
Our future growth depends, to a considerable extent, on our efforts to expand our markets and also on our success in entering new markets throughout the world that we deem attractive. While our headquarters are in Switzerland, we sell our footwear, apparel and accessories globally. For the year ended December 31, 2024, 63.9%, 24.9% and 11.2% of our sales were to customers in the Americas, Europe, Middle East and Africa ("EMEA"), and Asia-Pacific regions, respectively. We also have limited experience with regulatory environments and market practices outside of Europe and the United States, and cannot guarantee that we will be able to penetrate or successfully operate in any such markets. In connection with our expansion efforts, especially in the United States, we have encountered increased costs of operations resulting from higher customs, payroll and other expenses and from new and different business requirements generally. In connection with our continued expansion efforts throughout the world, we have encountered, and expect to continue to encounter, a number of obstacles including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business and technical developments and foreign customers’ tastes and preferences, as well as differences in employee expectations and working culture. We may also encounter difficulty expanding into new markets throughout the world because of limited brand recognition leading to delayed acceptance of our athletic and technical footwear, apparel and accessories by customers in these new markets.

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
We believe that much of the growth in our customer base to date has originated from our marketing strategy, including social media and other digital marketing efforts. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers and our business and financial condition may suffer. Unauthorized or inappropriate use of our social media channels could result in harmful publicity or negative consumer experiences, which could have an adverse impact on the effectiveness of our marketing in these channels. In addition, substantial negative commentary by others on social media platforms could have an adverse impact on our ability to successfully connect with consumers. In addition, if our customers believe we have failed to live up to our stated goals (whether real or perceived), including those related to sustainability matters, they may use social media platforms to cause reputational damage to our brand and business. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations could subject us to regulatory investigations, lawsuits (including class actions), liability, fines or other penalties. Moreover, if digital advertising platforms increase advertising expenses or change their policies in a manner that is inconsistent with our marketing strategy, our expenses may increase and the effectiveness of our digital advertising strategy may be diminished, and our growth may be harmed as a result. Furthermore, an increase in the use of social media platforms for product promotion and marketing may cause an increase in our burden to monitor compliance of such platforms, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. These and other risks could adversely affect our business, results of operations, financial condition and the price of our Class A ordinary shares.

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

V.the closing or decline in popularity of other businesses located near our stores.
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
In particular, sourcing novel high performance or sustainable materials, technical innovation, our unique designs and quality control in the design and manufacturing process of athletic and technical footwear, apparel and accessories is essential to the commercial success of our products. Research and development play a key role in technical and environmentally sustainable innovation. Over the last years, we have systematically redesigned and aligned many of our franchises across footwear, apparel and accessories. We rely upon specialists in the fields of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, as well as research and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists and other experts to develop and test our performance products. While we strive to produce products that help to enhance athletic performance and maximize comfort, consumer demand for our products could decline if we fail to introduce technical and environmentally sustainable innovations in our products. In addition, if we experience problems with the quality of our products, we may incur substantial expense to remedy such problems and lose consumer confidence and loyalty, which could negatively impact our reputation, business, results of operations, financial condition and the price of our Class A ordinary shares.

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
II.our innovations may fail to be financially viable at scale or may not be well received by our customers or the market;
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
The market for footwear, apparel and accessories is highly fragmented and extremely competitive. We compete directly against wholesalers and brands that are direct retailers of footwear, apparel and accessories. Because of the fragmented nature of the marketplace, we also compete with other apparel sellers, including those who do not specialize in footwear, apparel and accessories. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, technological and engineering resources, research and development, store development, marketing, distribution and other resources than we do. We may face intense pressure with respect to competition for key customer accounts and distribution channels. Because of the highly competitive nature of our industry, we may face increased pressure from our competitors to lower our prices for our products, which may adversely impact consumer demand for our products, our brand image, our realized margins, our net sales and our results of operations. Furthermore, we believe that our key customers face intense competition from other department stores, sporting goods stores, retail specialty stores, and online retailers, among others, which could negatively impact the financial stability of their businesses and their ability to conduct business with us. These factors may result in a loss of our market share, a decrease in our net sales and profitability or negative impacts to our business, results of operations, financial condition and the price of our Class A ordinary shares.

Competitors have and will likely continue to attempt to imitate our premium products and technology and divert sales.
As our business has expanded, our competitors have imitated, and will likely continue to imitate, our premium product designs and branding, which could harm our business, results of operations, financial condition and the price of our Class A ordinary shares. Also, any theft, piracy or leaking, such as through industrial espionage, of our technologies, materials or trade secrets could cause harm to our brand and business. Competitors who flood the market with products seeking to imitate our products could divert sales and dilute the value of our brand. Continued sales of competing products by our competitors could harm our brand and adversely impact our business, financial condition and results of operations. While we rely on a variety of intellectual property laws and procedures to protect our competitive position, intellectual property protection has its limitations. For more information, refer to “—Risks Related to Our Intellectual Property and Information Technology—If we are unable to obtain, maintain, protect and enforce our intellectual property rights for the products we develop, or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our business may be adversely affected."

(v) Economic, political and market conditions

We may be adversely affected by the financial health of our wholesale partners.
During the year ended December 31, 2024, net sales through our wholesale channel represented 59.3% of our total net sales. We extend credit to our wholesale partners based on an assessment of their financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of our products, we offer certain customers the opportunity to place advance orders ahead of delivery. These advance orders may be canceled under certain conditions, and the risk of cancellation may increase when dealing with financially unstable wholesale partners, or wholesale partners struggling with economic uncertainty. In the past, some wholesale partners have experienced financial difficulties, including bankruptcies, which have had an adverse effect on our sales, our ability to collect on receivables and our financial condition. In addition, we and our wholesale partners could face risks from a decline in the overall level of consumer retail spending, and a weak retail environment could impact customer traffic in the stores of our wholesale partners and also adversely affect our net sales.
Moreover, shifts in consumer preferences and purchasing practices, such as a rise in online purchases, may increase the difficulty for us to retain our, and attract new, brick-and-mortar wholesale partners. If and when the retail economy weakens or as consumer behavior shifts, retailers may be more cautious with orders. A slowing or changing economy in our key markets could adversely affect the financial health of our wholesale partners, which in turn could have an adverse effect on our results of operations and financial condition. In addition, product sales in retail stores and online are dependent in part on high-quality merchandising and an appealing environment or website to attract consumers, which requires continuing investments by our wholesale partners. Wholesale partners that experience financial difficulties, or are negatively impacted by weak economic conditions, may fail to make such investments or delay them, resulting in lower sales and orders for our products. These and other risks could adversely affect our business, results of operations, financial condition and the price of our Class A ordinary shares.

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
Consumer purchases of discretionary items, such as our premium footwear, apparel and accessories, tend to decline during recessionary periods when disposable income is lower, and during such periods consumers may tend to choose less costly products and turn away from our premium products. Recent geopolitical events and general economic conditions, such as inflation and higher interest rates, have led to a slow-down in certain segments of the global economy and affected the amount of discretionary income available for certain consumers to purchase our products. Any downturn in the economy in markets in which we sell our products may adversely impact our sales, business, results of operations, financial condition and the price of our Class A ordinary shares.

Our international operations involve inherent risks which could result in harm to our business.
All of our premium footwear, apparel and accessories are manufactured outside of the United States, and a significant amount of our products are sold outside of the United States. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest (for example national or international armed conflicts), disruptions or delays in cross-border shipments for various reasons and changes in economic conditions in countries in which our products are manufactured or where we sell products. This includes, for example, new and proposed changes affecting tax laws and trade policy in the United States and elsewhere, as further described below under “—Risks Related to Financial, Accounting and Tax Matters— We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in Switzerland, the United States or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate” and “—Risks Related to Legal and Regulatory Compliance—Changes to trade policies, tariffs and import/export regulations in the United States, EU and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” There could be legislative actions limiting outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the United States, which may require us to change the way we conduct business and adversely affect our business, results of operations, financial condition and the price of our Class A ordinary shares.
In addition, disease outbreaks, pandemics, terrorist acts and political or military conflicts, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas, have increased the risks of doing business abroad. These factors, among others, could affect, among other things, our ability to manufacture products or procure materials in the future, our ability to import products, our ability to ship our products globally, our ability to sell products in international markets, and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable, unprofitable or impractical, our business and financial results could be adversely affected. In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported into the United States and other countries. Any country in which our products are produced, imported or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard or protectionist measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.
Furthermore, we are subject to the U.S. Foreign Corrupt Practices Act as well as the anti-corruption laws of other countries in which we operate. Although we have implemented policies and procedures designed to promote compliance with these laws, our employees, contractors and agents, including the partners, suppliers and companies to which we outsource certain of our business operations, may take actions in violation of our policies or such laws. In addition, these policies and procedures might not be sufficient or adequate to prevent violations by our employees, contractors and agents of our policies or such laws. Any such violation could result in sanctions or other penalties and have an adverse effect on our reputation, business, results of operations, financial condition and the price of our Class A ordinary shares.
We distribute our products to customers directly from factories and through distribution centers located throughout the world. Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies and growth, depends on the proper operation of our distribution facilities, the development or expansion of additional distribution capabilities and the timely and proper performance of services by third parties, including those involved in shipping product to and from our distribution facilities. In addition, our property damage, business interruption and other insurance policies may not adequately protect us from adverse effects caused by significant disruptions to our distribution facilities. Any negative impacts to our distribution facilities could result in an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.

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
The ongoing conflicts between Russia and Ukraine and between Israel and Hamas have resulted in worldwide geopolitical and macroeconomic uncertainty, and we cannot predict how these conflicts will evolve or the timing and effects thereof. These conflicts could grow and bring about further disruption, instability and volatility in global markets, supply chains and logistics operations, such as the ongoing shipping disruptions in the Red Sea and surrounding waterways, which could in turn adversely affect our business operations and financial performance. If these conflicts continue for a significant time or further expand to other countries and depending on the ultimate outcomes of these conflicts, which remain uncertain, they could have additional adverse effects on macroeconomic conditions, including but not limited to, increased costs, constraints on the availability of materials, supply chain disruptions and decreased consumer spending. Furthermore, the potential continuation and expansion of these conflicts could give rise to disruptions to our or our business partners’ global technology infrastructure, including through cybersecurity incidents; adverse changes in international trade policies and relations; regulatory enforcement; our ability to implement and execute our business strategy; terrorist activities; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could magnify the impact of other risks factors discussed in this Annual Report and have a material adverse effect on our business, results of operations, cash flows, financial condition and the price of our Class A ordinary shares.

Our financial condition and results of operations have been, and could in the future be, adversely affected by a pandemic, epidemic or other public health emergency.
Pandemics, including the COVID-19 pandemic, and other public health emergencies have caused, and may in the future cause disruptions to our business, including disruptions to sourcing, our supply chain, our manufacturing facilities and our distribution facilities.
The spread of pandemics, such as the COVID-19 pandemic, have in the past, and may again in the future, cause public health officials to impose restrictions and recommend precautions in response, in an effort to mitigate such spread, which would negatively impact our business, results of operations, financial condition, and the price of our Class A ordinary shares.
Additionally, pandemics, epidemics or other health emergencies (including the COVID-19 pandemic) could increase the magnitude of many of the other risks described in "Item 3. Risk Factors" of this Annual Report and may have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which we operate experience a prolonged occurrence of adverse public health conditions, it could materially adversely affect our business, financial condition, results of operations and the price of our Class A ordinary shares.

II. Risks Related to Our Operations, Distribution Network and Suppliers

(i) Business operations

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations. If we are unable to manage our operations at our current size or to manage any future growth effectively, our brand image and financial performance may suffer.
We have expanded our operations rapidly since our inception in 2010 and have limited operating experience at our current scale of operations. Our products were first carried by wholesale partners in Switzerland in 2010, with a subsequent expansion in Europe and first points of sale in the U.S. in 2013. We launched our own e-commerce platform in 2012 to offer e-commerce shopping in most countries in which we had physical points of sale. As of December 31, 2024, we have 19 retail stores operated by us, 9 of which are located in the Americas, 8 of which are located in Europe, and 2 of which are located in Asia Pacific (Japan and Australia). We also operate 30 smaller format mall-based stores in China.
Our substantial growth to date has placed a significant strain on our management systems and resources. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other headquarters personnel. Moreover, our new innovations may require either new or different infrastructure, relationships or processes. Our continued growth could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient supplies, raw materials and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties would likely result in the erosion of our brand image and lead to a decrease in net sales, income from operations and the price of our Class A ordinary shares
Further, if our hiring is not carefully managed and our processes and organizational design are not thoroughly reviewed and updated as needed, we may face increased management and organizational complexities, which may hinder the effective execution of our business strategy. These difficulties could negatively impact our business, results of operations, financial condition and the price of our Class A ordinary shares.

We may not be able to successfully execute our growth strategy on the continued expansion of our DTC channel, including our own retail stores and e-commerce platform.
Our business involves distributing products on a wholesale basis for resale through our wholesale partners and also includes a multi-channel experience, including physical and online retail stores that are owned and operated by us. Growing our e-commerce platforms and the number of physical stores owned by us is essential to our growth strategy, as is innovating and expanding our product offerings available through these channels. Sales in our DTC channel continue to grow, which may expose us to other risks, including those relating to continuing to grow brand awareness. This strategy has, and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce platform design does not appeal to our customers, function reliably and conveniently, or maintain the privacy and security of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or sales, including as a result of losing repeat customers, or be exposed to fraudulent purchases, cybersecurity incidents or other issues which could adversely affect our reputation and results of operations.

As of December 31, 2024, we currently operate our e-commerce digital platforms in multiple countries globally, the majority of which are serviced by our wholesale channel as well. Additionally, we are planning to expand the reach of our e-commerce platform to new geographies. Existing and additional countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not realize benefits from our investment in our international expansion. We are also exposed to the risk of fraudulent domains or websites pretending to sell our products, when they are in reality phishing sites or imitator domains, and we might be unable to stop those sites from operating in due time, or permanently due to regulatory or factual constraints.

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
If we underestimate the demand for our products, we may not be able to produce products to meet our wholesale partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and wholesale partner relationships. If our wholesale partners underestimate the demand for our products, they may not have enough products on hand to satisfy demand in a timely fashion and sales opportunities may be lost. If we or our wholesale partners overestimate the demand for our products, we or our wholesale partners could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross profit margins and our brand management efforts. In addition, these and other factors, including failures to accurately predict the level of demand for our products, could cause a decline in net sales and harm our business, operating results, financial condition, cash flows and the price of our Class A ordinary shares.

We may not be able to successfully develop, implement, and scale our LightSpray technology and products developed using this technology.
Our business could be impacted by our ability to successfully develop, implement and scale our LightSpray technology and products developed with this technology. Our ability to do so will depend on many factors, including, but not limited to, our ability to:
•successfully establish a stable and efficient LightSpray manufacturing process that meets our quality standards and can be replicated;
•scale up the LightSpray production to meet growing demand, including establishing nearshore manufacturing facilities and managing potential delays or disruptions;
•achieve sufficient market traction and customer demand for LightSpray to justify the investment and scale-up plans;
•maintain consistent product quality, manage potential quality issues, and ensure timely production to meet customer demand;
•manage the financial risks associated with significant capital expenditures required for LightSpray manufacturing, as well as potential delays in production or lower-than-expected customer demand;
•manage execution risks (e.g., delays in project timelines, potential loss of critical resources, etc.); and
•address potential intellectual property risks, including potential infringement of our registered and unregistered intellectual property rights related to the LightSpray technology.
We have limited experience with our LightSpray technology and products developed using this technology, and there can be no assurance that we will be able to successfully implement, develop, and scale our LightSpray technology and products we develop using this technology. Any failure to do so would harm our business, results of operations, financial condition and the price of our Class A ordinary shares.

We may not be able to successfully open new retail stores owned and operated by us or by third parties in a timely manner, if at all, which could harm our results of operations.
Our future growth is highly dependent on our ability to successfully open new retail stores owned and operated by us or to attract third parties to operate those stores and sell our premium products on our behalf. Our ability to successfully open and operate new retail stores depends on many factors, including, among others, our ability to:
•identify suitable store locations, the availability of which is outside of our control;
•negotiate acceptable lease terms, including desired tenant improvement allowances;
•hire, train and retain store personnel and field management;
•integrate new store personnel and field management into our corporate culture and spirits;
•source sufficient inventory levels to meet demand and maintain efficient stock turnover; and
•successfully integrate new retail stores owned and operated by us into our existing operations and information technology systems.
Successful new store openings may also be affected by our ability to identify new and suitable markets for the opening of a potential new retail store. Opening new stores successfully requires a well-executed market entry strategy that ensures consumer awareness in the target market. In addition, new retail stores owned and operated by us or by third parties will not always be immediately profitable, and will cause losses until these stores become profitable and such stores have required, and will continue to require, substantial fixed investment in equipment and leasehold improvements and personnel, and we have entered into substantial operating lease commitments for retail space. There can be no assurance that we will open our planned number of new stores in 2025 or thereafter, or that our estimates regarding the associated costs will be accurate. Any failure to successfully open and operate new stores operated by us would harm our business, results of operations, financial condition and the price of our Class A ordinary shares.

We are subject to risks associated with leasing retail and distribution, office and warehouse spaces subject to long-term and non-cancelable leases.
We enter into lease agreements for all of our stores, offices, and warehouses and our inability to secure appropriate real estate or lease terms could impact our ability to grow. Our leases have varying lease terms (up to 14 years for certain premises) and can generally be extended. We generally cannot unilaterally terminate these leases at an earlier time without penalties. If an existing or new store owned and operated by us is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying rent for the balance of the lease term, assigning the lease, or subleasing to new tenants.
Similarly, we may be committed to perform our obligations under the applicable leases even if current locations of our retail stores become unattractive as demographic patterns change, or if we have to close retail stores due to governmental orders, for example in connection with pandemics, including the COVID-19 pandemic, and other public health emergencies. Depending on remote working trends, we may be committed to perform our obligations under our leases for office space and distribution locations that we do not need, which may adversely affect our financial condition. Moreover, as our operations expand, we may be unable to find additional office space to accommodate our needs. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close retail stores owned and operated by us in desirable locations. We also lease all of our distribution centers and our inability to secure appropriate real estate or lease terms could impact our ability to deliver our products to the market.

(ii) Supply-chain and distribution

We have in the past and could in the future experience significant disruptions in supply from our current or future sources.
We have agreements with our suppliers that are on a purchase order basis and typically rely on inventory forecasts to help determine our quantities for purchase orders. We are highly dependent upon our suppliers, several of them representing a significant share of certain components of our footwear, apparel and accessories and certain of our suppliers are concentrated in a single country. Identifying a suitable supplier is a resource-intensive process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. In addition, any indirect supply chain disruptions due to the Russia-Ukraine or Israel-Hamas conflicts and shipping disruptions in the Red Sea and surrounding waterways, trade restrictions, political instability, severe weather and natural disasters, war, labor shortages, reduced freight availability and increased costs, port disruptions and other factors may further complicate existing supply chain constraints. Interruption of supplies from any of the Company’s suppliers, or the loss of one or more key suppliers, could have a negative effect on the Company’s business and operating results.
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
We rely on distribution facilities in Australia, Brazil, Canada, China, Hong Kong, Japan, Luxembourg, Belgium, Switzerland, the United Kingdom, and the United States all of which are operated by third-party vendors, for substantially all of our product distribution. Our contracts for these facilities expire at various times, and we may be unable to successfully renegotiate such agreements on terms attractive to us. In addition, we may be unable to terminate such contracts at our convenience. There can be no assurance that we will be able to enter into other contracts for distribution centers on acceptable terms, which could disrupt our operations. Our distribution facilities include computer controlled and automated equipment, and their operations are complicated and may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures. In addition, because substantially all of our products are distributed from these distribution centers, our operations could also be interrupted by workforce constraints, such as labor shortages, strikes, or public health crises, or by floods, fires or other natural disasters or force majeure events. Additionally, issues related to inbound transportation and distribution (e.g., freight disruptions, warehouse operational problems, etc.) may prevent the business from reaching operating performance targets.
Additionally, our potential, anticipated growth will require further investments into our supply chain and operations capabilities, including but not limited to new warehouses or other facilities. For instance, in the third quarter of 2022 we entered into a third party logistics and warehouse services agreement for a new, highly-automated fulfillment center in Atlanta (USA) to facilitate our future omnichannel growth in North America and lower our handling cost over time through automation. In the second quarter of 2023, we also signed a similar contract for a new fulfillment center in Belgium (Beringen). If our partners' ability to scale warehouse operations and automation is unsuccessful or if the warehouse automation does not provide the anticipated benefits or it does not meet market demands, our financial condition and results of operations can be adversely impacted. In addition, overreliance on a limited number of third-party vendors can create vulnerabilities if disruptions occur.
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
The fabrics and other subcomponents used by our suppliers and manufacturers are made of raw materials, including virgin and recycled petrol-based and bio-based polyester, polyamide and ethylene vinyl acetate, rubber and cotton. Significant raw material price fluctuations, such as oil prices, including as a result of inflation, or shortages in such raw materials could adversely impact our cost of goods sold. We are also subject to risks from price fluctuations due to our storage capacity restrictions at our warehouses for the raw materials that our suppliers and manufacturers use for production. Additionally, global sourcing prices may increase if tariffs are implemented on certain trade partners by the United States and other countries. See “Changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States, EU and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.”
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

(iii) Third-party partners and suppliers

Our financial success may be impacted by the strength of our relationships with our wholesale partners and is dependent on the success of these wholesale partners.
Our financial success is dependent on our wholesale partners continuing to carry our products and the success of these partners. A substantial amount of our sales are made through our wholesale partners, either directly or indirectly, who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce or discontinue their purchases of our products. We do not have long-term contracts with any of our wholesale partners, and sales to our wholesale partners are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling by the partner. If we cannot fill our wholesale partners’ orders in a timely manner, the sales of our products and our relationships with those partners may suffer, and this could have a material adverse effect on our ability to grow our product lines and our results of operations.
Although we believe that our business relationships with our wholesale partners are satisfactory, we cannot assure you that these business relationships will continue to generate satisfactory sales in the future. If any of our major wholesale partners experiences a significant downturn in their business or fails to remain committed to our products or brand, then these partners may reduce or discontinue purchases from us, which could adversely impact our business. Additionally, if any of our partners experience a significant downturn this could lead to potential losses given that we grant certain credit limits to our partners.
Many of our wholesale partners compete with each other, and if they perceive that we are offering their competitors better pricing and support, they may reduce or discontinue purchases of our products. In addition, we compete directly with our wholesale partners by selling our products to consumers through our DTC channel. If our wholesale partners believe that our DTC channel diverts sales from their stores, this may weaken our relationships with our partners and cause them to reduce or discontinue purchases of our products. In addition, if we fail to accurately identify the needs of our partners, our partners fail to accept new products or product line expansions or attribute premium value to our new or existing products or product line expansions relative to competing products or if we fail to obtain shelf space from our wholesale partners (whether by our competitors introducing new products or otherwise), our sales, business, results of operations and financial condition may be adversely impacted.

The operations of many of our raw material suppliers, third-party manufacturers and other key third-party partners are subject to additional risks that are beyond our control and that could harm our business, financial condition and results of operations.
Almost all of our manufacturing partners and raw material suppliers are located outside the United States. In addition, we work with selected third-party distributors, especially in the initial stages of expansion for highly complicated products and in new markets. We also rely on third-party partners to facilitate our customer service. Background checks on third parties and any "Know Your Customer" processes for negotiating and entering contracts with key counterparties may not always identify all risks associated with such parties, including risks of inadvertently engaging with parties with criminal backgrounds or ongoing legal proceedings, such as cases involving child and forced labor, health, safety, and environmental (HSE) violations, bribery, corruption, and sanctions. Moreover, entering into business relationships with third parties involved in lawsuits or criminal cases, or that are not compliant with local and international laws, could adversely affect our business performance and brand reputation, and because we ultimately do not control those third parties, we are subject to additional risks as a result of such relationships. Disruptions in service from any of our key third-party partners could harm our business, financial condition, results of operations and the price of our Class A ordinary shares

In 2024, approximately 90% of our footwear products were produced in Vietnam and approximately 10% of our footwear products were produced in Indonesia. In 2024, approximately 60% of our apparel and accessories units produced were manufactured in Vietnam, 27% in Turkey, 7% in China, and 6% in the rest of Europe. Substantially all of our products are manufactured by third party manufacturers. As a result of our international suppliers, we are subject to risks associated with doing business in multiple jurisdictions, including:
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
We do not manufacture our products or the raw materials used in our products and rely instead on third-party suppliers and contract manufacturers. Many of the specialty fabrics used in our products are technically advanced textile products developed by third parties and may be available from only one or a very limited number of sources. For example, our engineered warp knitting textiles, which are included in many of our products, are supplied to the manufacturers we use by a few major producers in Vietnam, China, Taiwan and Korea. In 2024, all of our products were produced by less than 25 manufacturing suppliers. In addition, in 2024, approximately 90% of our footwear products were manufactured in Vietnam, and each of our individual apparel and accessories styles were purchased from a single manufacturer. These factors increase the risk of supply disruption and cost inflation, and our efforts to expand our supplier base may fail or be delayed.

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
In addition, there can be no assurance that our suppliers and manufacturers will continue to provide fabrics, other subcomponents and raw materials or manufacture products that are consistent with our standards. We have occasionally received, and may in the future continue to receive, shipments of products that fail to conform to our quality control standards. If this occurs, unless we are able to obtain replacement products in a timely manner, we risk the loss of net sales resulting from the inability to sell those products and related increased administrative and shipping costs. Further, as we continue our journey to eliminate petroleum-based materials, there is an increased use of recycled materials and other innovative new and sustainable materials. The use of innovative and sustainable materials without a long history of manufacture by our third-party suppliers increases the risk of higher manufacturing costs or that products that are manufactured may not be consistent with our standards.

We may fail to find suitable distribution partners to expand outside the United States and the EU and this may cause our growth strategy to suffer and may harm our net sales and results of operations.
As part of our growth strategy, we plan to expand our distribution network and sales of our products into new locations outside of the United States and the EU. Our successful expansion and operation of new stores outside the United States and the EU will depend on our ability to find suitable distribution partners and to successfully implement and manage joint relationships. Additionally, granting credit limits to our partners poses credit risks. As such, if our partners experience financial difficulties, this could lead to financial losses, disruption of cash flows, and potential write-offs of accounts receivable. Additionally, dependence on a few key customers or wholesale partners in certain markets increases vulnerability to market fluctuations and industry-specific challenges. Failure to find sufficient or capable distribution partners in a particular geographic region may delay the rollout of our products in that area. If we are unable to find suitable partners through distribution relationships, our growth strategy will suffer and our net sales, results of operations and the price of our Class A ordinary shares could be harmed.

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

If we are unable to attract and retain employees, we may not be able to grow or successfully operate our business.
Our success has largely been the result of significant contributions by our employees, including members of our current senior management, broader leadership and product design teams. However, to be successful in continuing to grow our business, we will need to continue to attract, retain and motivate highly talented individuals with a diverse range of skills and experience. Certain geographies in which we operate, including the United States, have experienced historically strong labor markets, which complicates our efforts to attract and retain new employees, and may also cause us to fail to retain existing employees. Competition for employees in our industry is intense and we have from time-to-time experienced difficulty in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future.
Moreover, we have experienced occasional challenges obtaining work permits for potential employees and may experience similar challenges in the future. These problems could be further exacerbated as we continue to expand our business in the United States and elsewhere over the next few years. In addition, if we fail to mitigate labor disputes, fail to properly hire and dismiss employees as needed or fail to comply with labor laws, which differ by location and jurisdiction and are rapidly changing, our risk of litigation may increase, which would cause us to incur additional costs. If we are unable to attract and retain additional employees with the necessary skills, we may not be able to grow or successfully operate our business, and our business, results of operation, financial condition and the price of our Class A ordinary shares may be adversely impacted.

(v) Climate

Climate related risks such as extreme weather conditions and natural disasters could negatively impact our operations, operating results and financial condition. Additionally, the operations of many of our suppliers and third-party manufacturers, warehouses or distribution centers are subject to additional environmental risks that are beyond our control and that could harm our business, financial condition and results of operations.
Shifts in weather patterns or extreme weather conditions, including as a result of climate change, in the areas in which our retail stores, employees, suppliers, manufacturers, customers, warehouses or distribution centers, headquarters and vendors are located could adversely affect our operating results and financial condition. The emergence of longer summers and shorter winters poses challenges for sales forecasting and planning, especially for seasonal items. The usual predictability of demand based on historical weather patterns is becoming less reliable. This uncertainty may impact inventory management and procurement as we strive to adapt to these changing conditions. In addition, shifts in weather patterns or extreme weather conditions could have an adverse impact on consumer spending, which could in turn result in a decrease in sales of our products.
Moreover, natural disasters such as earthquakes, hurricanes and tsunamis, whether occurring in Switzerland, the United States, Vietnam or elsewhere, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted and could in the future disrupt our operations, the operations of our vendors, manufacturers, warehouses or distribution centers and other suppliers or have in the past resulted in and could in the future result in economic instability (without adequate or any recourse on insurance coverage) that may negatively impact our operating results and financial condition. In particular, if a natural disaster were to occur in an area in which we or our suppliers, manufacturers, customers, warehouses or distribution centers and vendors are located, our continued success, including our ability to deliver product to our customers, would depend, in part, on the safety and availability of the relevant personnel and facilities and proper functioning of our or third parties’ computer, telecommunication and other systems and operations.
In addition, the physical changes prompted by climate change have resulted in, and could in the future result in, changes in regulations, which could in turn affect our business, operating results and financial condition. Governmental authorities in various countries have proposed, and are likely to continue to propose, legislative and regulatory initiatives to reduce or mitigate the impacts of climate change on the environment. If we, our suppliers or our manufacturers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience transition risks such as increases in energy, transportation and raw material costs, which could adversely impact our operations. Furthermore, various countries and regions are following different approaches to the regulation of climate change, which could increase the complexity of, and potential cost related to complying with, such regulations.
Substantially all of our products are manufactured by third-party manufacturers. While we are conscious and strategic with our choices of our business partners and require, as part of our supply contracts, compliance with our Supplier Code of Conduct and our standards, we do not control our manufacturing suppliers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines (e.g. emissions, wastewater, or harmful chemical management) or applicable laws. A failure by our suppliers to comply with such requirements could, in turn, lead to fines, penalties or litigation, reduced sales by us as a result of recalls or adverse consumer reactions, and damage to our brand and reputation or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.
Although we have sustainability-related goals, targets and initiatives, there can be no assurance that our stakeholders, including non-governmental organizations and customers, will agree with our strategies, and any perception, whether or not valid, that we have failed to achieve, or to act responsibly with respect to, such matters. Execution of these strategies and achievement of our goals is subject to risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to, our ability to execute our strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of raw materials and renewable energy; unforeseen production, design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis such as recycling, carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-

related goals; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will be able to successfully execute our strategies and achieve our sustainability-related goals, which could damage our reputation and customer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition.
We have committed to CO2 reduction targets that are approved by the Science Based Targets initiative (SBTi). If we are unable to achieve the CO2 reduction targets that we have committed to achieve, we could face reputational harm, which in turn could have an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.

Increased scrutiny from investors, customers and others regarding our environmental, social, governance or sustainability responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention and willingness of customers and suppliers to do business with us.
Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, current and prospective employees, and customers have focused increasingly on the ESG or "sustainability" practices of companies, including those associated with climate change. If our sustainability practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. Further, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us.
Additionally, customers and investors increasingly prioritize businesses that are transparent about their operations, particularly regarding environmental sustainability. Failure to recognize and respond to these expectations may result in a negative impact on the Company's market share and revenue.

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
Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of our competitive advantage and a decrease in our net sales, which would adversely affect our business prospects, financial condition and results of operations. We place considerable emphasis on technological innovation, including, for example, our proprietary CloudTec, Speedboard, and LightSpray technologies. We rely on a combination of intellectual property rights, such as patents, trademarks, design rights, copyrights, trade secrets and domain names, in addition to confidentiality procedures and contractual provisions to establish, maintain, protect and enforce our rights in our brand, technologies, proprietary information and processes.
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
Additionally, we rely on patent laws for the protection of our products and product components such as our outsole, CloudTec, upper, Speedboard and lacing technologies. Any patents that may issue in the future from our pending or future patent applications may not provide us with competitive advantages, may be of limited territorial reach and may be held invalid or unenforceable if successfully challenged by third parties, which may lead to increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects. As our patents expire, the scope of our patent protection will be reduced for certain of our patented technology in those jurisdictions where such protection has existed, which may reduce or eliminate any competitive advantage afforded by our patent portfolio for products utilizing the protected technology or application in those jurisdictions. Additionally, certain of our patents are limited to certain jurisdictions and do not cover all of our key markets. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and we may become party to adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, interference or derivation proceedings challenging our patent rights. It is also possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of certain of our technologies.
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
In addition, while we generally enter into confidentiality, intellectual property assignment and non-compete agreements with our employees and third parties, as applicable, to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached and our proprietary information could be disclosed, and we may not be able to obtain adequate remedies for such breaches. These agreements also may not provide meaningful protection for our trade secrets and know-how related to our products, including in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market. If we are required to assert our rights against such parties, it could result in significant cost and distraction. Depending on the parties involved in such a breach, the available remedies may not provide adequate compensation for the value of the proprietary information disclosed to a third party.
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
Intellectual property rights in certain elements of our products and manufacturing technology are owned or controlled by our suppliers or partners and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, designs and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell products based on ours at lower prices than we can. If our competitors sell products similar to ours at lower prices, our financial results could suffer.
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

(ii) Information technology security, laws, and systems

A security breach, including a cybersecurity incident or other disruption to our IT systems could result in adverse effects on the confidentiality, integrity, or availability of our IT systems or any information residing therein, including the loss, theft, misuse, unauthorized disclosure, or unauthorized access of customer, supplier, or sensitive company information or could disrupt our operations. Such cybersecurity threats could damage our relationships with customers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business strategy, financial condition or results of operations.
Our business involves the storage, transmission and other processing of a significant amount of personal, confidential, proprietary, and sensitive information, including the personal information of our customers and employees, credit card information, information relating to customer preferences, and our proprietary financial, operational and strategic information. In addition, the utilization of various tools and platforms by teams within the organization involves the storage of a significant amount of confidential information, encompassing sensitive data such as supplier base, new product designs, product costs, etc. The potential exposure of such proprietary information could impact our business, including but not limited to competitive disadvantage, as unauthorized disclosure of proprietary information could provide competitors with insights into our strategic initiatives, product development plans, and supplier relationships, resulting in a loss of competitive advantage. Additionally, there is the risk of reputational damage, as public exposure of confidential data could affect our reputation. Furthermore, the risk of loss of intellectual property is significant, as leakage of new product designs or proprietary technologies could result in unauthorized replication or exploitation by third parties, leading to diminished market share and revenue streams. The protection of this information is vitally important to us as the loss, theft, misuse, unauthorized disclosure, or unauthorized access of such information could lead to significant reputational or competitive harm, result in litigation involving us or our business partners, expose us to regulatory proceedings, and cause us to incur substantial liabilities, fines, penalties, or expenses. As a result, we believe our future success and growth depends, in part, on the ability of our key business processes and systems, including our IT and global communication systems, to prevent the theft, loss, misuse, unauthorized disclosure, or unauthorized access of this personal, confidential, proprietary and sensitive information, and to respond quickly and effectively if data security incidents do occur. In light of these risks, we acknowledge the critical importance of implementing appropriate data security measures, including but not limited to encryption protocols, access controls, user training programs, and regular audits, designed to mitigate the likelihood and impact of confidential information leakage. Furthermore, appropriate monitoring and evaluation of the efficacy of existing controls and proactive risk management strategies are imperative to striving to safeguard our intellectual property and preserve our competitive position in the market.
The frequency, intensity, and sophistication of cybersecurity incidents, ransomware or any other malware attacks, and other data security incidents has significantly increased in recent years and, as with many other businesses, we have experienced, and are continually at risk of being subject to such attacks and incidents. Such threats may see their frequency increased, and effectiveness enhanced, by the use of AI. For example, the sophisticated nature of generative AI could be exploited in cybersecurity incidents, enhancing threats like convincing phishing campaigns or advanced social engineering tactics. This necessitates more robust cybersecurity measures, continuous monitoring, and specialized strategies to counteract these advanced cybersecurity threats. Due to the increased risk of these types of attacks and incidents, we expend significant resources on IT and data security tools, measures, and processes designed to protect our IT systems, as well as the personal, confidential, proprietary or sensitive information stored on, transmitted through or otherwise processed by those systems, and to ensure an effective response to any cybersecurity or data security incident. Despite the implementation of preventative, detective and reactive security controls, our IT systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, epidemics, malicious human acts, terrorism and war. Our ability to effectively manage and maintain our inventory and to ship products to customers on a timely basis depends significantly on the reliability of our IT systems. We also use these systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. IT systems provided by third parties, such as Microsoft and Salesforce, may also be difficult to integrate with other tools due to their complexity, resulting in high data inconsistency and incompatibility, and also face similar cybersecurity threats.
Our IT systems may also be subject to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, from cybersecurity threats by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, credential stuffing, account takeovers and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information), or other data security incidents. These risks may be exacerbated in the remote work environment. These risks may also be exacerbated by the complicated supply chains involved with operating a cloud native environment to support our IT systems. In addition, because the techniques used to obtain unauthorized access to IT systems are constantly evolving and becoming more sophisticated, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies, we may be unable to anticipate all types of cybersecurity threats or implement adequate preventive measures in response.
We have experienced and may in the future experience, whether directly or through our supply chain or other channels, cybersecurity incidents. While prior incidents have not materially affected our business strategy, results of operations of financial condition, and although our processes are designed to help prevent, detect, respond to, and mitigate the impact of such incidents, there is no guarantee that a future cybersecurity incident would not materially affect our business strategy, results of operations or financial conditions. Cybersecurity or data security incidents could remain undetected for an extended period, which could potentially result in significant harm to our systems, as well as unauthorized access to the information stored on and transmitted by our systems. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our systems, our efforts to address these problems may not be successful. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our systems or result in the unauthorized disclosure of or access to information. Any measures we take to prevent security breaches, whether caused by employees or third parties, have the potential to limit our ability to complete sales or ship products to our customers, harm relationships with our suppliers, or restrict our ability to meet our customers’ expectations with respect to their online or retail shopping experience.

A cybersecurity or other data security incident could result in the significant and protracted disruption of our business such that:
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
If any of these events were to occur, it could have a material adverse effect on our financial condition and results of operations and result in harm to our reputation and the price of our Class A ordinary shares. Furthermore, our disaster recovery or business continuity plan may not adequately address such disruptions and we may not be able to adequately continue our business or return to operability within a reasonable period of time in the case of such an occurrence. Recovery of our IT systems may be additionally hampered where we have outsourced the operation of IT and data storage to third parties.
In addition, if a cybersecurity or other data incident results in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of personal, confidential, proprietary or sensitive information belonging to our customers, suppliers, or employees, it could put us at a competitive disadvantage, result in the deterioration of our customers’ confidence in our brand, cause our suppliers to reconsider their relationship with our Company or impose more onerous contractual provisions and subject us to potential litigation, liability, fines and penalties. For example, we could be subject to regulatory or other actions pursuant to domestic and international privacy laws, including regulations such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CCPA”), the General Data Protection Regulation (“GDPR”) in the EU and its equivalent in the United Kingdom ("UK GDPR"), the Swiss Federal Act on Data Protection and the Personal Information Protection Law in China. This could result in costly investigations and litigation, civil or criminal penalties, operational changes, and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition. For more information regarding risks related to our data privacy and security practices, see risk factor titled “—Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows."
We currently maintain separate cybersecurity insurance. However, any insurance we maintain now or in the future against risks associated with cybersecurity threats and data incidents may be insufficient to cover all losses and would not, in any event, remedy damage to our reputation. In addition, we may face difficulties in recovering any losses from a provider and any losses we recover may be lower than we initially expect.
We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties are subject to the same risk of outages, other failures and security breaches described above, and risks related to dependencies on other third parties. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees, customers and business associates may be improperly accessed, used or disclosed. In addition, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative services. Any loss or interruption to our IT systems or the services provided by third parties could adversely affect our business, financial condition and results of operations. Additionally, due to the on-going Russia-Ukraine conflict, there have been publicized cybersecurity threats to increase hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. Similarly, cybersecurity threats may be heightened as a result of the ongoing military conflict between Israel and Hamas. Any such increase in such attacks on our third-party service providers or other systems could adversely affect our network systems or other operations. We have measures in place that are designed to detect and respond to such cybersecurity and data security incidents, but there can be no assurance that our efforts will prevent or detect such cybersecurity and data security incidents.

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
In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the CCPA increases privacy rights for California residents and imposes obligations on companies that process their personal information. Among other things, the CCPA requires covered companies to provide disclosures to California consumers and provide such consumers data protection and privacy rights, including the ability to opt out of certain data-sharing arrangements of personal information, and the ability to access, delete and correct personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Numerous other states have enacted, or are considering enacting, comprehensive privacy laws and regulations that share similarities with the CCPA. In addition, laws in all 50 states in the United States require businesses to provide notice to consumers (and, in some cases, to regulators) whose personal information has been accessed or acquired as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.
We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and added a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning data transparency and consent, the overall rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area (“EEA”), security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual net sales or €20 million, whichever is greater. Additionally, the United Kingdom's decision to leave the EU has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, the GDPR has been retained with minor amendments in the United Kingdom’s national law as UK GDPR supplemented by the UK Data Protection Act of 2018 as amended, to which we are subject. While the UK GDPR currently imposes substantially the same obligations as the GDPR, the UK GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the United Kingdom government). Moreover, the United Kingdom government has introduced into Parliament a bill to reform the UK GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses. Recent legal developments in the EU have created further complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. Although the United Kingdom currently has an adequacy decision from the European Commission, such that the standard contractual clauses ("SCCs") are not required for the transfer of personal data from the EEA to the United Kingdom, that decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the United Kingdom data protection regime is reformed in ways that deviate substantially from the GDPR. Adding further complexity for international data transfers, in March 2022, the United Kingdom adopted its own International Data Transfer Agreement for transfers of personal data out of the United Kingdom to so-called third countries, as well as an international data transfer addendum that can be used with the SCCs for the same purpose. Moreover, on July 10, 2023 the European Commission adopted an adequacy decision concluding that the United States ensures an adequate level of protection for personal data transferred from the EEA to the United States under the EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the UK for the UK-US Data Bridge). However, the adequacy decision does not foreclose, and is likely to face, future legal challenges and the ongoing legal uncertainty may increase our costs and our ability to efficiently process personal data from the EEA or in the United Kingdom. These recent developments will require us to review and amend the legal mechanisms by which we make or receive personal data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs and other mechanisms cannot be used, or start taking enforcement action, we could suffer additional costs, complaints or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we do business, the geographical location or segregation of our relevant operations, and could adversely affect our financial results.
The Swiss Federal Act on Data Protection, or FADP, also applies to the collection and processing of personal data by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. On September 1, 2023, the revised FADP entered into force.

The revision aligned the FADP with international rules, which allowed the upholding of the European Commission's adequacy decision for Switzerland. The revised FADP largely follows the regime provided by the GDPR with some reliefs and very limited “Swiss finishes”. This may lead to an increase in our costs of compliance, risk of noncompliance and penalties for noncompliance.
In addition, we may also be subject to other international laws and regulations in jurisdictions in which we operate, including the Personal Information Protection Law in China.
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
It is critical to our success that retailers, consumers and potential new customers within the countries we operate in are able to access our online services at all times. We operate on a combination of shared and individual, central or local IT systems and solutions. Any failure of either central or local IT systems and functions may disrupt the efficiency and functioning of all our operations. Updates or changes in the software or hardware technology may lead to failures of communication between our platforms and customers in the course of the order transmission or other processes. We therefore rely on a large number of IT systems, such as local network and internet coverage, to manage the entire process, from the placing of and payment for orders online by customers to the receipt of and confirmation of those orders by our backend systems, which creates significant complexity and negatively affects our ability to scale our business and realize cost savings. We also rely on our complex IT landscape to provide us with quality operation and financial data and any disruption may lead to inconsistencies, errors, and delays in the reporting of operational and financial information, potentially compromising decision-making processes, regulatory compliance, and overall operational efficiency.
We have made and continue to make substantial investments into the development of our IT systems, which form the backbone of our business operations. Due to the complexity of these IT systems, we cannot rule out that they may cause or contribute to failures in the order transmission process or may prove less efficient than anticipated. In addition, a failure of any individual network carrier, IT system or IT provider would impact our ability to receive and transmit orders or to accept payment for orders. The efficient operation and scalability of our own IT systems and third-party IT systems is therefore critical to maintain operations.
We have previously experienced service disruptions, and in the future, we may experience further service disruptions, outages, or other performance problems due to a variety of factors, including infrastructure changes, human or software errors or bugs, natural disasters, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, and fraud, denial-of-service attacks or cybersecurity incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as customer traffic increases. If our online marketplace is unavailable when users attempt to access it or does not load as quickly as customers expect, they may seek other services, and may not return to our online marketplace as often in the future, or at all. This would harm our ability to attract customers and decrease the frequency with which customers use our online marketplace. We expect to continue to make significant investments to maintain and improve the availability of our online marketplace and to enable rapid releases of new products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and the price of our Class A ordinary shares would be harmed.
Additionally, if we fail to innovate and keep up with the rapidly evolving technological advancements, our processes, systems and services may become outdated, which could negatively impact our reputation, business, results of operations, overall company growth, financial condition and the price of our Class A ordinary shares.
The materialization of any of the risks described above could have a material adverse effect on our assets, financial condition, cash flows and results of operations.

We utilize AI, which could expose us to liability or adversely affect our business.
The adoption of generative AI technologies in our operations introduces distinct risks, notably in data management and data privacy. No assurance can be provided that our use of such AI technologies will enhance our products or operations or produce the intended results. Some AI systems, for example, are capable of synthesizing customer interactions and generating personalized recommendations, which could inadvertently use sensitive data to train future models. If this were to occur within a public model, this raises the possibility of reputational damage and legal challenges, especially if false or inaccurate information is disseminated. Additionally, the need for these systems to access extensive datasets heightens the risk of data breaches, potentially leading to unauthorized disclosure of sensitive customer and company information. Such breaches could result in identity theft, financial fraud, and non-compliance with data privacy and security laws and regulations, thereby exposing the Company to regulatory penalties and legal liabilities. Further, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users; or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI tools that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.
In addition, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. The EU Artificial Intelligence Act entered into force on August 1, 2024 and AI is the subject of ongoing review by various United States governmental and regulatory agencies, and various United States and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI. In essence, while generative AI offers significant opportunities for innovation and efficiency in our operations, it also demands stringent management to ensure the protection of data integrity, customer and employee safety, regulatory compliance, and the maintenance of our Company's reputation.

IV. Risks Related to Financial, Accounting and Tax Matters

(i) Additional investments in our business

We plan to primarily use cash from operations to finance our growth strategy, but may need to raise additional capital that may be required to grow our business, which we may not be able to raise on terms acceptable to us or at all.
While we intend to primarily finance our growth through the cash flows generated by our operations, we may need to seek additional capital, potentially through debt or equity financings, to fund our growth. We cannot assure you that we will be able to raise the needed cash on terms acceptable to us or at all. In particular, there may be volatility in the financial markets or a lack of investor demand, which would negatively impact our ability to raise additional capital. In addition, macroeconomic conditions, such as increased volatility or disruption in the credit markets, could adversely affect our ability to incur indebtedness. Further, to combat rising inflation, central banks may deploy various strategies, including increasing interest rates, which may impact our borrowing costs and in turn, our financial condition should we incur more debt. Financing may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our Class A ordinary shares. The holders of any new securities may also have rights, preferences or privileges which are senior to those of existing holders of ordinary shares. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our Class A ordinary shares. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our profitability, business, results of operation, financial condition and the price of our Class A ordinary shares.

We have and expect to continue to incur expenses and devote resources and management time as a result of being a public company, which may negatively impact our financial performance, our results of operations, cash flows and financial condition.
As a public company, we are subject to laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the Securities and Exchange Commission ("SEC") and the requirements of the New York Stock Exchange ("NYSE"). Complying with these statutes, regulations and requirements occupies a significant amount of time of our board of directors and management and significantly increases our costs and expenses as compared to when we were a private company. For example, as a public company, we have had to institute a more comprehensive internal controls and financial reporting function, comply with rules promulgated by the NYSE, prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws, maintain effective disclosure controls and procedures and internal controls for financial reporting, and involve and retain to a greater degree outside counsel and accountants in the above activities. As such, we have incurred and expect to continue to incur significant legal, accounting, insurance and other expenses as our Company has grown in recent years. The rules implemented by the SEC, the NYSE, and the securities regulators in Switzerland have required changes in corporate governance practices of public companies. Compliance with these laws, rules and regulations has and will continue to substantially increase our expenses, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly. Compliance with these laws, rules and regulations also require attention from our senior management and could divert their attention away from the day-to-day management of our business. As a public company, these laws, rules and regulations also make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect to continue to incur a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.
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
We are investing, and will continue to invest, in the expansion of our existing businesses, including our DTC channel, where we are investing in new retail stores and our e-commerce business, among others. Additionally, from time to time, we may invest in technology, business infrastructure, new businesses, product offering and manufacturing innovation, which require substantial cash investments and management attention. We believe cost-effective investments are essential to business growth and profitability; however, significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. Additionally, our future potential will require further investments into our supply chain and operations capabilities, including but not limited to new warehouses or other facilities. For instance, during 2023 and 2022, we entered into third party logistics and warehouse services agreements for new, highly-automated fulfillment centers in and Belgium (Beringen) and Atlanta (USA), respectively, in order to facilitate our future omnichannel growth in both Europe and North America, and lower our handling cost over time through automation. The failure of any significant investment to provide expected returns or profitability could adversely impact our financial results and results of operation, and divert our management’s attention from more profitable business operations.

(ii) Financial reporting and internal controls

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.
The preparation of financial statements in accordance with IFRS Accounting Standards requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances at the time of the estimate, as provided in “Item 5. Operating and Financial Review and Prospects - E. Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of net sales and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to right-of-use assets, intangible assets, share-based compensation, employee benefits, provisions and income taxes. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A ordinary shares.

If we identify material weaknesses in the future, or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results, which may adversely affect our business, investor confidence, and as result, the price of our Class A ordinary shares.

Our management is responsible for establishing and maintaining adequate and effective internal controls over financial reporting, which are necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to maintain adequate internal controls over financial reporting, including any failure to implement new or improved controls, could cause the Company to fail to meet its reporting obligations.
We previously identified a material weakness in our internal control over financial reporting, which was fully remediated as of December 31, 2023. Although we believe the material weakness has since been remediated, there can be no assurance that the measures we have taken to date, or any measures we may take in the future, will be sufficient to identify or prevent future material weaknesses. If other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis. This may require us to restate previously published financial information, which could adversely impact our operations, investor confidence, and the trading price of our Class A ordinary shares.
Further, if our internal controls over financial reporting are ineffective, or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal control, for example as a result of any identified material weakness, we could lose investor confidence in the accuracy and completeness of our financial reports.

(iii) Foreign currency exchange rates

Fluctuations in foreign currency exchange rates could harm our net sales, results of operations and the price of our Class A ordinary shares.
The reporting currency for our consolidated financial statements is the Swiss franc. We are subject to translational foreign exchange exposure risks that result from exchange rate fluctuations in the conversion of the different entities' functional currencies to the Swiss franc. For example, since we recognize net sales in the United States in U.S. dollars, if the U.S. dollar weakens against the Swiss franc, it would have a negative impact on our net sales and operating results upon translation of those results into the Swiss franc in the consolidated financial statements. We face similar translational risks in other foreign jurisdictions that result from movements in the foreign exchange rate between the Euro, the United Kingdom pound sterling and other currencies against the Swiss franc.

We are additionally subject to transactional foreign exchange risks that are associated with transactions in currencies other than the entity's functional currency, including external and internal transactions in U.S dollars. Although we have foreign exchange risk mitigation actions in place, depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations (including the value of the Swiss franc relative to the U.S. dollar) have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates.
Our earnings per share are reported in Swiss francs, and accordingly may be translated into U.S. dollars by analysts or our investors. As a result, the value of an investment in our Class A ordinary shares to a U.S. shareholder will fluctuate as the U.S. dollar rises and falls against the Swiss franc. Our decision to declare a dividend depends on results of operations reported in Swiss francs. As a result, shareholders in the United States and other shareholders seeking U.S. dollar total returns, including increases in the price of our Class A ordinary shares and dividends paid, are subject to foreign exchange risk as the U.S. dollar rises and falls against the Swiss franc.
For more information, refer to “Item 5. Operating and Financial review and Prospect—Foreign Currency Risk” and to “Item 18. Financial Statements—Note 5.2 Foreign Currency Risk”.

(iv) Taxes

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
We are subject to cantonal taxation and the statutory tax rate in Zurich, Canton of Zurich may change from time to time. The combined (federal, cantonal, municipal) statutory corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2024 in Zurich, Canton of Zurich, was approximately 19.6%. The cantonal parliament of Zurich has approved a tax reduction for the year 2025 to 18.1%. However, this is subject to a public vote on May 18, 2025. As such, the tax reduction was not enacted by December 31, 2024.
The Organization Economic Co-operation and Development (“OECD”) introduced Base Erosion and Profit Shifting (“BEPS”) Pillar Two rules that impose a global minimum tax rate of 15%. The Company is within the scope of the OECD Pillar Two model rules. The Company operates in several jurisdictions where Pillar Two legislation has been enacted, or substantively enacted. In Switzerland, where the Company is headquartered, the enacted legislation includes the introduction of a Qualified Domestic Top-up Tax ("QDMTT") effective since January 1st, 2024 as well as the income inclusion rule ("IIR"), which will become effective from January 1st, 2025. While the QDMTT will ensure that corporate income earned in Switzerland is taxed at an effective rate of at least 15%, the IIR mandates Swiss tax authorities to collect additional taxes on income derived by subsidiaries of Swiss corporations in other jurisdictions, if this income is below 15% and the relevant jurisdiction has not implemented a QDMTT. Some jurisdictions in which we operate also have a QDMTT in place, and some other jurisdictions are expected to introduce such a regulation in 2025.
Due to the ongoing discussions in many countries regarding the implementation and additional guidelines for interpreting the new global standards, including tax laws that may be enacted in reaction to the new global standards, the full impact of the OECD minimum tax framework on our financial position, income statement and cash flows cannot be reliably estimated in the longer term at present.
The OECD has published transitional Country-by-Country Report ("CbCR") Safe Harbour rules, with the purpose to remove the obligation of calculating the Pillar Two effective tax rate for operations in lower-risk jurisdictions during the initial years when the rules take effect. In applying the transitional CbCR Safe Harbour rules on the fiscal year end 2024 consolidated financial statements, all jurisdictions in which we operate, to the extent such jurisdictions have implemented the OECD rules, qualify for the transitional CbCR Safe Harbour rules. For this reason, we do not expect any significant impact from the global minimum tax rules on our financial position, income statement and cash flows in 2024.
On September 12, 2023, the EU Commission published two draft directives relating to international tax. The draft Business in Europe: Framework for Income Taxation (BEFIT) directive provides common rules for determining the corporate tax base for EU-based entities that are part of a group with global consolidated revenues above EUR 750 million. The BEFIT proposal includes provisions for a formula-driven allocation of profits between relevant EU member states which would then be subject to the corporate income tax rate of the respective member state. The draft transfer pricing directive aims to harmonize transfer pricing rules within the EU consistent with the OECD Transfer Pricing Guidelines. It also clarifies processes for relieving double taxation within the EU. Both draft directives require unanimous agreement among EU member states before they can be further implemented.
In the United States, the Inflation Reduction Act ("IRA") was signed into law on August 16, 2022. The IRA creates a 15% corporate alternative minimum tax (CAMT) on the profits of corporations whose average annual adjusted financial statement income ("AFSI") exceeds USD 1.0 billion over a three-year period (the "AFSI test"). Considering the high threshold of the AFSI test, it is not expected that the CAMT framework will trigger additional taxes for On in 2025. However, there are special regulations in connection with foreign-parented US entities, which may trigger administrative burdens.
While we have taken steps to comply with the evolving tax initiatives of the OECD, the United States and the EU, and we will continue to do so, significant uncertainties remain as to the outcome of our efforts.
For more information, refer to “Item 18. Financial Statements-Note 6.4 Income Taxes”.

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
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on the market price of our Class A ordinary shares during 2024 and the composition of our income and assets, including goodwill, we believe we were not a PFIC for our 2024 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2024 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year.
Certain adverse U.S. federal income tax consequences could apply to U.S. investors if we are treated as a PFIC for any taxable year during which such investors hold our Class A ordinary shares. For further discussion, see "Taxation - U.S. Tax Considerations."

V. Risks Related to Legal and Regulatory Compliance

(i) Trade policies, tariffs and import/export regulations

Changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States, EU and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.
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
In addition, changes in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business could adversely affect our business. In the past the United States has instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries where we conduct our business. For example, the U.S. government has announced and may continue to announce various import tariffs on goods imported from certain trade partners, which have resulted and may continue to result in reciprocal tariffs on goods exported from the United States to such trade partners. In 2024, we sourced approximately 90% of our shoes and approximately 60% of our apparel and accessories from Vietnam. Further, in 2024, we did not source any of our shoes from China and sourced approximately 7% of our apparel and accessories from China. In 2024, we did not source any shoes, apparel, or accessories from Canada or Mexico. Some countries have, and other countries may in the future, implement trade restrictions and/or retaliatory measures as well. Any changes related to trade agreements with such countries, or tariffs on goods imported from or exported to such countries could have a negative impact on our business, financial condition, results of operations and the price of our Class A ordinary shares.
Additionally, certain trade restrictions related to forced labor could impact our business. For instance, the U.S. Government has taken several steps to address forced labor concerns in the Xinjiang Uyghur Autonomous Region of China, including sanctions on specific entities and individuals; withhold release orders ("WROs") issued by U.S. Customs and Border Protection ("CBP") that prohibit the entry of imports of certain items from Xinjiang; and the Uyghur Forced Labor Prevention Act, which went into effect in June 2022, and imposes a rebuttable presumption against U.S. imports of any items from Xinjiang and specifically targets the cotton and apparel industry as high-priority sectors for enforcement. We do not intentionally source any products or materials from the Xinjiang region (either directly or indirectly through our supply chain). The presumptive ban on virtually all imports from that region could affect the global sourcing and availability of raw materials used in the manufacturing of certain of our products and/or lead to our products being held for inspection by CBP and delayed or rejected for entry into the United States, which could unexpectedly affect our inventory levels, result in other supply chain disruptions, or cause us to be subject to penalties, fines or sanctions. Even if we were not subject to penalties, fines or sanctions, if products we source are linked in any way to the Xinjiang region, our reputation could be harmed. In addition, our products could be held for inspection by CBP, which would cause delays and unexpectedly affect our inventory levels. CBP and customs authorities in other countries have in the past and may in the future challenge or disagree with our customs classification of our imports, or our customs valuation or country of origin determinations. While we have not experienced tariff liabilities in such instances, such challenges could in the future result in material tariff liabilities, including tariffs on past imports, as well as penalties and interest. Further, in November 2024, the European Union ("EU") Council adopted the Forced Labor Regulation, banning products made with forced labor from the EU market, which could also impact our business in the future.
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
We collect, process, maintain and use data on individuals, available to us through online activities and other customer interactions in our business. Our current and future business operations (particularly our marketing and e-commerce activities) depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving international, U.S., Swiss, EU, Chinese and other laws and enforcement trends. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied inconsistently from one jurisdiction to another, may change over time, may conflict with other rules, may conflict with our practices or fail to be observed by our employees or business partners. If so, we may incur additional resources and costs to ensure we remain in compliance, and any potential non-compliance with our requirements may result in damage to our reputation and we may be subject to proceedings, fines or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation and financial situation, diminish our customers' or employees' trust in our organization, force us to spend significant amounts to defend our practices and close identified gaps, or otherwise have an adverse effect on our business.
Certain of our marketing practices rely upon e-mail communication with consumers. If there are changes in the data privacy laws that prohibit this type of marketing, we may lose a very important communication channel and our ability to effectively reach and engage our customers. Non-compliance with privacy-related laws and regulations could result in proceedings that could potentially harm our business. In addition, as data privacy and marketing laws change, we may require additional resources and incur costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal or state levels, our compliance costs may increase, our ability to effectively engage customers through personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for breaches may increase. For more information regarding risks related to data privacy and security, see “—Risks Related to our Intellectual Property and Information Technology—Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”

(iii) Legal or regulatory requirements, proceedings and audits

We are subject to comply with many laws and regulations which could expose us to criminal sanctions, civil penalties, contractual damages, and reputational harm that could substantially harm our business and results of operations.
Our business requires compliance with many laws and regulations, including, but not limited to, labor and employment, product safety, fair competition, insider trading, product labeling, sales and other taxes, customs, and consumer protection laws and ordinances that regulate our industry generally or govern the production, importation, promotion and sale of merchandise, and the operation of warehouse facilities. For example, various jurisdictions worldwide have laws and regulations that aim to protect consumers, including by prohibiting advertising or marketing practices that may be deemed misleading or deceptive. Failure to comply with any laws or regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. In addition, as a global company we operate in countries with different legal jurisdictions that pose various risks such as uncertain laws, potential bribery, civil unrest, economic instability, differing business practices, or consumer behaviors. To the extent we encounter such challenges, we could be subject to financial losses, criminal and civil penalties and reputation damage.
We may become involved in a number of legal proceedings and audits, including, but not limited to, government and agency investigations, and consumer, employment, tort and other litigation. In addition, we could become subject to potential antitrust claims, which may relate to anti-competitive behavior, pricing pressures on our distribution and/or wholesale partners or other allegations. The outcome of some of these legal proceedings, audits and other contingencies could require us to take actions, or refrain from taking actions, that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings could result in substantial costs and diversion of management’s attention and resources, harming our financial condition.
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
While each of our shares carries one vote in our general meeting of shareholders, irrespective of the par value of the shares, our Class A ordinary shares have a par value of CHF 0.10 and Class B voting rights shares have a par value of CHF 0.01. As a result, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share. Given the increased voting power of our Class B voting rights shares, members of our extended founder team, who are our only Class B shareholders and who also hold certain of our Class A ordinary shares, hold approximately 57.7% of total combined voting power of our outstanding shares as of December 31, 2024. In addition, entitlements to dividends and other distributions are also calculated based on par value. As a result of our dual class ownership structure, our extended founder team will be able to exert control over our management and affairs and over matters requiring shareholder approval, including the election of directors and mergers, and indirectly over acquisitions, asset sales and other significant corporate transactions. Further, our extended founder team owns shares representing approximately 15.7% of the economic interest as of December 31, 2024 and together with our other executive officers, directors and their affiliates, owns shares representing approximately 19.7% of the economic interest and 59.8% of total combined voting power of our outstanding shares as of December 31, 2024. Because of the 10-to-1 voting ratio between the Class B voting rights shares and Class A ordinary shares on a capital-invested basis, the holders of Class B voting rights shares collectively will continue to control a majority of the total combined voting power of our outstanding shares and therefore be able to control a substantial number of matters submitted to our shareholders for approval, so long as the outstanding Class B voting rights shares represent at least 50% of the total voting power of our shares. In addition, the members of our extended founder team entered into a shareholders’ agreement giving them a right of first refusal to purchase shares of Class B voting rights shares that are intended to be sold or transferred by other members of our extended founder team, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, our extended founder team will be able to control elections of directors, dividend payments and other distributions, and certain amendments of our articles of association, for the foreseeable future. Additionally, the holders of our Class B voting right shares may cause us, through the election of the directors, to make strategic decisions or pursue acquisitions that could involve risks to you, are contrary to your expectations or may not be aligned with your interests. This control may materially adversely affect the market price of our Class A ordinary shares.

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
We qualify as a foreign private issuer under the Exchange Act and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer a majority of our outstanding voting securities must be directly or indirectly held of record by nonresidents of the United States and all of the following criteria must be met (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States.
If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For example, we would be required to change our basis of accounting from IFRS Accounting Standards to U.S. GAAP, which would be time consuming and costly, and could potentially result in changes in our historical financial statements prepared in accordance with IFRS Accounting Standards. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we are required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to, and we do, rely on certain exemptions from the NYSE corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we do, follow home country practice for certain requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be composed entirely of independent directors and director nominations are not required to be made, or recommended to our full board of directors, by a nominations committee that consists entirely of independent directors. As a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a foreign private issuer. As such, investors may not have access to the same information as for similar companies that are not foreign private issuers.
In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our extended founder team controls a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain requirements of the NYSE corporate governance standards.
Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards.

(iii) Pricing volatility, dividends, and dilution

Future sales, or the perception of future sales of our Class A ordinary shares in the public market could cause the market price of our Class A ordinary shares to decline.
Sales of a substantial number of our Class A ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Certain of our equity holders existing prior to our IPO in 2021 have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our Class A ordinary shares. All of the Class A ordinary shares are freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act, or Rule 144.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A ordinary shares.
We have never declared or paid any cash dividends on our share capital, and we do not intend to pay any cash dividends in the foreseeable future.
Any future proposals to our shareholders’ meeting to pay dividends in the future will be decided at the discretion of our board of directors, after taking into account various factors, including our business prospects, cash requirements, financial performance and new product development, and subject to approval at a general meeting of shareholders. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law. See “Item 10. Additional Information - Memorandum and Articles of Association - Dividend Rights.” Accordingly, you may need to rely on sales of our Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

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
We are a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Zurich, Switzerland. Our corporate affairs are governed by our articles of association, organizational regulations and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, and may also have regard to the interests of our shareholders, our employees and other stakeholders, in all cases with due observance of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge in court resolutions made or other actions taken by our board of directors.
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

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in certain other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. As of January 1, 2023, the concept of the “authorized capital” was replaced by a new concept called the “capital band” ("Kapitalband"). The new law allows for an increase and/or decrease of up to 50% of the share capital. For more information, refer to “Item 10.B. Memorandum and Articles of Association—Ordinary Capital Increase, Authorized and Conditional Share Capital.”

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
We are a corporation organized and incorporated under the laws of Switzerland with a registered office and domicile in Zurich, Switzerland, and the a significant portion of our assets are located within Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to enforce judgments obtained against the Company or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.
The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
On AG, a subsidiary of On Holding AG, was founded in Switzerland in 2010, and in 2012 On Holding AG, a limited company, was incorporated in Switzerland, in accordance with Swiss law and became the ultimate holding company for the consolidated company. The Company's principal offices are located at Förrlibuckstrasse 190, 8005 Zurich, Switzerland (telephone +41 44 225 1555). Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th floor, New York, NY 10168. Our website address is www.on.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this Annual Report. Investors should not rely on any such information in deciding whether to purchase our Class A ordinary shares.
In 2021, On Holding AG became a publicly traded company on the New York Stock Exchange ("NYSE"). Our reports filed with or furnished to the Securities and Exchange Commission ("SEC") are available, free of charge, on our investor relations website at https://investors.on.com/financials-and-filings/ as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website at https://www.sec.gov/ that contains reports and other information regarding us and other companies that file materials with the SEC electronically. We use our investor relations website as a means of disclosing material information. Accordingly, investors should monitor our investor relations website, in addition to following our press releases, SEC filings, and public conference calls and webcasts.
As described elsewhere in this Annual Report, our principal capital expenditures that are currently in progress, and have been for the past few years, relate to the opening of offices, warehouses and retail stores primarily in North America, Europe, and Asia-Pacific, as well as investments into our IT infrastructure. Our capital expenditures in the past three years were financed with existing cash on hand and proceeds from our initial public offering in 2021, while our capital expenditures currently in progress are primarily financed with existing cash on hand as well as our cash flow generated from operating activities. Additionally, we have entered into agreements for new, highly-automated warehouses in Atlanta (USA) and Beringen (Belgium), the transition to which was partially commenced in 2024, with automation expected to be implemented by 2025 and 2026 for each warehouse, respectively. These agreements were entered into to facilitate our multi-channel growth in North America and Europe and lower our handling cost over time through automation.

B. Business Overview
On was born in the Swiss Alps with the mission to ignite the human spirit through movement. Since its market launch in 2010, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. Fueled by customer-recommendation, On’s award-winning CloudTec and LightSpray innovations, purposeful design and ground-breaking strides in sustainability have attracted a fast-growing global fan-base — inspiring humans to explore, discover and dream on. On is present in more than 80 countries globally and engages with a digital community on www.on.com.
We believe we are one of the fastest-growing scaled athletic sportswear companies in the world. For fiscal years 2024, 2023, and 2022 we generated net sales of CHF 2,318.3 million, CHF 1,792.1 million, and CHF 1,222.1 million, respectively, representing 29.4% and 46.6% year-over-year growth. As a Swiss company with a small home market, we opted to expand globally from the very beginning, and today we have a fast-growing presence across a number of international markets including, among others, the United States, the United Kingdom, Germany, Japan, China and Brazil. We believe this global presence within the large global footwear and apparel market positions us well for future growth.

The following table presents net sales by region (based on the location of the customers):

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	2022

Americas	1,480.3	1,162.2	763.8
EMEA	577.8	488.7	378.1
Asia-Pacific	260.2	141.1	80.2
Net Sales	2,318.3	1,792.1	1,222.1

The following table presents net sales by sales channels:

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	2022

Wholesale	1,375.5	1,120.3	777.0
Direct-to-Consumer	942.8	671.8	445.1
Net sales	2,318.3	1,792.1	1,222.1

The following table presents net sales by product groups:

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	2022

Shoes	2,199.6	1,711.4	1,167.5
Apparel	101.0	68.9	47.3
Accessories	17.7	11.8	7.4
Net sales	2,318.3	1,792.1	1,222.1

Our Growth Strategies
Our mission, to ignite the human spirit through movement, serves as our guiding principle that fuels our internal culture and our growth. It also reflects our dedication to inspire and empower people through the power of movement. As part of this mission, we shared our long-term vision at our 2023 Investor Day: to be the most premium global sportswear brand. Our journey toward this vision is built on three strategic growth pillars supported by essential building blocks that we believe will position us for growth in the years ahead.
The first pillar includes three strong existing building blocks that we aim to elevate further. We will continue to put emphasis on running and aim to significantly increase our market share in running products. We believe we are well-positioned to capitalize on the substantial potential around the globe by increasing brand awareness among our core communities. Innovation will remain at our core as we stay committed to strengthening On’s performance credibility and sustainability impact.

The second pillar is focused on investment areas that we intend to grow significantly, enabling us to expand our reach and depth over the coming years. This starts with our commitment to use the power of our premium multi-channel distribution to reach new and existing communities globally. We aim to significantly increase our own retail presence and evolve the DTC channel to contribute meaningfully to our overall business. Finally, we intend to continue to expand our footprint in China at a rapid pace, accelerating market share gains in one of On’s highest growth markets.
The third pillar consists of new areas where we can establish our brand and connect to meaningful communities that are aligned with our vision to be the most premium global sportswear brand. We aim to tap into the training community and make a mark on the tennis court to significantly increase our addressable market. We also intend to further establish On as a true sportswear brand, known for our full head-to-toe looks across all of our existing and new verticals.

Our products
All our products are engineered in Switzerland, and our in-house research and development teams work on the innovation, engineering, design, development and testing of our products. Our shoe, apparel and accessories products are designed primarily for specific athletic use, although a significant amount of our products are also adopted for casual or leisure purposes. We place considerable emphasis on technological innovation for performance, including our proprietary CloudTec, CloudTec Phase, Helion superfoam, Speedboard and LightSpray technologies, and high-quality construction in the development and design of our products. We prioritize sourcing renewable raw materials and incorporating sustainable materials such as recycled polyesters and polyamide, synthetic leather, and organic cotton in our products. Our sustainability focus is showcased through our portfolio of Cyclon subscription products, which we further expanded in 2024. Cyclon products are only available through an innovative monthly subscription model whereby the product is returned to the Company at the end of the subscription for recycling.

In recent years, our brand has transitioned from offering primarily footwear to becoming a full sportswear brand. We aim to significantly scale our apparel business over the next years, with each of our verticals offering complete head-to-toe looks. The recently introduced Training vertical is the first to center predominantly around apparel, highlighting our commitment to a holistic sportswear portfolio. Our verticals include:

Running		Outdoor		Tennis	
Competition	Everyday Run	Trail Run	Hiking	On-Court	Tennis Lifestyle

Training	All Day

Our footwear, apparel and accessories belong to the above-mentioned verticals and are sold through a diverse range of marketing and distribution channels such as sports specialty, general sporting goods, department stores and our own DTC channels. Our products are primarily designed for athletic use which further demonstrates our commitment to performance innovation and high-quality construction.

Sourcing and manufacturing
We currently do not own or operate any significant manufacturing facilities and substantially all of our products are supplied by third parties. We work with a selected group of under 25 suppliers, five of which produced approximately 70% of our products in 2024. Our footwear was primarily produced by 9 different suppliers, of which 8 are in Vietnam and 1 in Indonesia. Our apparel and accessories were sourced from 13 different suppliers across various countries including Vietnam, Slovenia, Portugal, Turkey and China.
In order to mitigate supplier concentration risks, we continuously seek out alternative suppliers and manufacturers when possible and develop contingency plans for responding to disruptions. For key shoe models, we use at least two suppliers to minimize supply risk and to promote competition among suppliers on the basis of cost and quality.
We purchase from our primary suppliers on a purchase order basis informed by capacity forecasts we prepare, and have purchase commitments based on our purchase orders for certain amounts of goods, work-in-progress and components. We measure supplier performance through various performance indicators, including on-time delivery, quality, sustainability and other criteria. Suppliers are categorized according to their skills and capabilities, and we allocate products and volume based on their business performance and capabilities. Under our supplier agreements, our suppliers must follow our established product design specifications and quality assurance programs to meet our demanding production standards. Production and quality control staff in each country from which we source products monitor manufacturing at supplier facilities in order to correct any issues prior to shipment of the final product. We require all suppliers who manufacture our products to comply with our Supplier Code of Conduct relating to working conditions as well as certain environmental, employment and sourcing practices. We have worked to develop preferred relationships with our partners, where possible, to maintain access to the resources needed to scale seasonally and ensure our partners have the requisite experience to produce our footwear, apparel and accessories.

Multi-Channel Distribution Network
We sell our products through our wholesale and DTC channels. In 2024 and 2023 our wholesale channel accounted for 59.3% and 62.5% of our net sales respectively, and our DTC channel contributed 40.7% and 37.5% of our net sales respectively. Our wholesale partners are carefully selected based on their compatibility with our premium brand, positioning in the market and industry expertise. Within DTC, we primarily limit distribution to our own e-commerce website as well as our owned and operated retail stores.
Direct-to-Consumer. We operate an e-commerce-led DTC channel since 2012. Our online store features the majority of our product offering and grants us the ability to build valuable intelligence through a direct conversation with our customers. Our e-commerce platform was first rolled out in Europe and the United States in 2012 and 2013 respectively, in conjunction with developing our own teams on the ground to manage our wholesale channel. Due to the flexible nature of e-commerce, we are now able to sell products via our e-commerce platform across multiple countries globally. While our e-commerce platform is rapidly gaining penetration globally, the European and the U.S. online stores are our largest markets and together, contributed approximately 85% of our total e-commerce net sales in 2024. E-commerce also allows us to introduce specific innovations. For example, Cloudneo, our first shoe designed to be recycled is only available through a monthly subscription model called Cyclon. Customers never own the Cloudneo shoes, but rather use them until they need a new pair, at which point they can return used footwear to us and receive a new pair. The entire program management of this product is administered through our online platform.
Our e-commerce platform is complemented by a network of premium, high-traffic own retail stores in key global markets, including New York City, Chicago, Hong Kong, Melbourne, London and Paris. As of December 31, 2024 we have 19 retail stores operated by us in all regions, 9 of which are located in the Americas, 8 of which are located in Europe, and 2 of which are located in Asia Pacific (Japan and Australia). We also operate 30 smaller format mall-based stores in China. Going forward, we plan to open additional retail stores in other major metropolitan centers as well as athletic destinations where we believe they can operate profitably and create further brand momentum. This unfiltered window into our brand allows us to develop a closer relationship with our customers through exclusive experiences, featuring a broad range of our product offerings, retaining price control and driving net sales growth across both channels.
Wholesale. Building on the expertise of third parties, the wholesale channel allows us to enter and develop new and existing markets, build and maintain leading positions within our geographies and support digital marketing investments to strengthen the DTC channel. We utilize a controlled wholesale channel expansion approach, which entails entering a particular market through selected specialty sports retailers and then expanding to other partners with more generalist capabilities that reach a wider community while still maintaining our brand message, ethos and premium quality. As part of this approach, we develop strategic and long-term relationships directly with retailers and distributors and work with a select set of partners who respect our heritage, share our values and strengthen our market presence. Our wholesale distribution includes a mix of specialty, sporting goods, outdoor, luxury and street fashion retailers, with varying shares between their online and offline sales.

We leverage our mutually beneficial relationships to receive prime placement within their stores, showcase a relevant product offering and establish On shop-in-shops to deliver the best possible customer experience. Careful planning with our wholesale network helps us manage inventory effectively and achieve high levels of full-price sell-through.

Competition
Competition in the shoe, apparel and accessories industry is principally on the basis of brand image and recognition, product quality, innovation, design, sustainability, distribution and price. We believe that we successfully compete on the basis of our premium brand image, our focus on running and our technical product innovation.
The market for performance shoes, apparel and accessories is highly competitive and fragmented. It includes increasing competition from established companies who are expanding their production and marketing of performance products, as well as from frequent new entrants to the market. We are in direct competition with wholesalers and direct sellers of athletic footwear and apparel, such as Nike, Inc., Adidas AG, Under Armour, Inc., Brooks Sports Inc., Hoka One One (Deckers Outdoor Corporation), ASICS Corporation, New Balance Athletics, Inc., Lululemon Athletica Inc., Alo, LLC., Patagonia, Inc., Arc’teryx Equipment, Anta Sports Products Limited and Li-Ning Company Limited. We believe that having been able to break into the competitive set of top running brands in the biggest running markets the United States, Germany and Japan provides a platform for future growth and positions us well against certain of our competitors.

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
We use registered trademarks on nearly all of our products and believe having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying our brands, and in distinguishing our goods from the goods of others. As of December 31, 2024, we own approximately 1,700 trademark registrations in over 80 different jurisdictions. We consider our trademarks such as On, the On logo, On Running, Cloudtec, Cloud and the Cloud family of marks, and the Cloud logo to be among our most valuable assets. The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services.
We own, maintain and file for numerous U.S. and foreign utility and design patents relating to components, technologies, materials, features, functionality, and industrial and aesthetic designs used in and for the manufacture of various of our products. Assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, these issued patents and utility models, and any patents granted from such applications, if issued, are expected to expire between 2025 and 2050, without taking potential patent term extensions or adjustments into account. We continually review our development efforts to assess the existence and patentability of new intellectual property. The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents in any jurisdiction, and we can give no assurance that any patents that have been issued or might be issued in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented.
Moreover, we rely, in part, on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, trade secrets can be difficult to protect. While we take steps to protect and preserve our trade secrets and our know-how, unpatented technology and other proprietary information, including by entering into intellectual property assignment agreements, non-compete agreements and confidentiality agreements and by maintaining physical security of our premises and physical and electronic security of our information technology systems, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. As a result, we may not be able to meaningfully protect our trade secrets. For more information regarding the risks related to our intellectual property, refer to “Risk Factors—Risks Related to Our Intellectual Property and Information Technology.”

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

D. Property, Plants and Equipment
Our tangible fixed assets are mainly comprised of trade and production tools, leasehold improvements in own retail locations and global corporate offices. We generally enter into long-term leases for our main facilities such as offices, warehouses and retail locations which we believe are in good condition and working order. The below table lists material tangible fixed assets, including leased properties.

Location (city, country)	Principal activity	Total square meters in each city	Range of lease expiration dates

Zurich, Switzerland	Corporate Headquarters / Innovation Lab	19,766	Dec.31, 2031 - Dec.31, 2035
Contern, Luxembourg	Warehouse	6,000	March 31, 2026
Beringen, Belgium	Warehouse	22,600	March 31, 2026
Atlanta, USA	Warehouse	47,637	February 14, 2035
Los Angeles, USA	Warehouse	32,516	December 31, 2027
Portland, USA	Regional Office	5,330	October 31, 2029
New York, USA	Regional Office	1,296	April 30, 2035 - June 30, 2025
Vancouver, Canada	Regional Office	109	April 30, 2025
Hanoi, Vietnam	Regional Office	817	September 30, 2028
Ho Chi Minh, Vietnam	Regional Office	840	May 31, 2026
Melbourne, Australia	Regional Office	615	Oct. 31, 2026 - March 31, 2027
São Paolo, Brazil	Regional Office	680	June 30, 2029
Shanghai, China	Regional Office	2,187	December 31, 2030
Yokohama, Japan	Regional Office	480	April 14, 2025
Berlin, Germany	Regional Office	2,569	January 31, 2031
Shoreditch, UK	Regional Office	1,841	March 13, 2034

As of December 31, 2024 we have 19 retail stores operated by us, 9 of which are located in the Americas, 8 of which are located in Europe, and 2 of which are located in Asia Pacific (Japan and Australia). We also operate 30 smaller format mall-based stores in China.
We are also expanding our warehouse capabilities in Europe to facilitate our omnichannel growth and lower our handling cost over time through warehouse automation. As such, in the second quarter of 2023, On entered into a ten-year third party logistics and warehouse services lease agreement in Belgium. This agreement will expand On's warehouse space in Europe by 40,000 square meters, which is expected to be ready for full use in the second quarter of 2026. As a result of this agreement, in 2023, On began to gradually relocate its Luxembourg operations to this new automated warehouse in Belgium and expects to completely decommission its Luxembourg warehouse in 2026.
We are also expanding our warehouse capabilities in Atlanta, U.S. to facilitate our future omnichannel growth in North America and lower our handling cost over time through warehouse automation. As such, in 2022 we entered into a twelve-year (two-year ramp-up and 10-year duration) third party logistics and warehouse services lease agreement, which is financed with a finance lease, that will expand On's warehouse space by 95,274 square meters, with 47,637 square meters started to be used in January 2024 and another 47,637 square meters expected to be ready for use and fully operational in December 2025. This warehouse will include a highly automated warehouse solution.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion on our operating and financial review and prospects should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included within this Annual Report (see “Item 18. Financial Statements”).

This discussion and analysis and other parts of this Annual Report contain forward-looking statements that reflect our plans, strategy, estimates and current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of several factors that could cause or contribute to these differences including, but not limited to those discussed below and elsewhere in this Annual Report, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The audited consolidated financial statements as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022 were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF). For a comparative discussion and analysis related to the results of operations and changes in financial condition for fiscal years 2023 compared to 2022 refer to “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed on March 12, 2024, with the SEC and available at www.sec.gov.

A. Operating Results

Overview
On is a premium performance sportswear brand rooted in innovation, design and sustainability that has built a passionate global community of fans across more than 80 countries. We focus on providing a premium product experience to customers wherever they are and our brand resonates with our loyal customers around the world.
We believe our Swiss heritage and our focus on innovating at the cutting edge of performance, design and sustainability differentiates us from other sports brands. We are committed to creating premium products that deliver strong performance. Our relentless culture of innovation has driven us to repeatedly introduce numerous groundbreaking technologies that are designed to change the experience of running and create continuous excitement for our fans as we bring new products to market. Building off our heritage of supporting the runner, we have applied our expertise to creating performance products for a broader set of global consumers who use them in everyday life, expanding our product range beyond Performance Running to Performance Outdoor, Performance All Day, Performance Tennis and Performance Training.
On operates as a single-brand consumer products business and therefore has a single operating and reportable segment. In 2024, we focused on developing our business in line with the long-term vision communicated at our 2023 Investor Day: to be the most premium global sportswear brand. Our journey toward this vision is built on three strategic growth pillars, each supported by essential building blocks that we believe will position us for growth in the years ahead. (see “Item 4 — Information on the Company — Business Overview”).
On has successfully executed on these strategic growth pillars and increased net sales for 2024 by 29.4% to CHF 2,318.3 million compared to 2023. This momentum was driven by a synergy of organic growth, fueled by heightened consumer demand for our brand across diverse sales channels, product categories, and geographic regions. This was further complemented by strategic expansion into new product offerings and emerging geographical markets, reinforcing our growth trajectory.
We continued to expand our wholesale channel beyond specialty running stores. Our products are available in some of the most reputable general sporting, outdoor, fashion and lifestyle retailers in the world and in a total of approximately 10,500 retail stores across our direct markets. We continued to intensify and expand our collaboration with global key accounts, including Foot Locker, JD Sports, Nordstrom, and Dicks Sporting Goods. The wholesale channel accounted for 59.3% of net sales in 2024.

With our community and brand awareness growing globally, in 2024 we continued to organically scale our DTC channel through e-commerce and expand our own-retail footprint, opening retail stores across all regions, such as in Milan, Hong Kong, Melbourne, Chicago, Paris Champs-Élysées, and New York City Flatiron. Our DTC channel as a whole, which includes our e-commerce sites, 30 smaller format mall-based stores in China, 9 retail stores in the United States, 8 retail stores in Europe, and 2 retail stores in Asia Pacific (Japan and Australia), represented 40.7% of net sales in 2024.
On continued to innovate and introduced new products in 2024 including groundbreaking technologies, such as LightSpray, designed to change the experience of running, create continuous excitement for consumers and rethink manufacturing processes. The technologies employed in our products include proprietary CloudTec, CloudTec Phase, Helion superfoam, Speedboard as well as LightSpray.
The evolution and expansion of our product assortment has contributed meaningfully to our net sales growth, led by new and existing blockbuster franchises in Performance Running such as the Cloudsurfer, the Cloudmonster or the Cloudrunner, as well as Performance All Day franchises such as the Cloudtilt and Cloudnova, and Performance Tennis products, such as the Roger franchise. We also continued to extend our apparel and accessories line which brought new fans to the On brand across all regions.

Key Financial Highlights
Key highlights for fiscal year 2024 compared to fiscal year 2023 included:
•net sales increased by 29.4% to CHF 2,318.3 million, or by 33.2% on a constant currency basis;
•net sales through the DTC sales channel increased by 40.3% to CHF 942.8 million, or by 44.6% on a constant currency basis;
•net sales through the wholesale sales channel increased by 22.8% to CHF 1,375.5 million, or by 26.3% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 18.2% to CHF 577.8 million, 27.4% to CHF 1,480.3 million and 84.5% to CHF 260.2 million, respectively;
•net sales in EMEA, Americas and Asia-Pacific increased by 19.9%, 31.2% and 95.6% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 28.5% to CHF 2,199.6 million, 46.7% to CHF 101.0 million and 49.5% to CHF 17.7 million, respectively;
•net sales from shoes, apparel and accessories increased by 32.3%, 51.0% and 54.3% on a constant currency basis, respectively;
•gross profit increased by 31.7% to CHF 1,405.7 million from CHF 1,067.2 million;
•gross profit margin increased to 60.6% from 59.6%;
•net income increased by 204.5% to CHF 242.3 million from CHF 79.6 million;
•net income margin increased to 10.4% from 4.4%;
•basic earnings per share (“EPS”) Class A (CHF) increased to 0.75 from 0.25;
•diluted EPS Class A (CHF) increased to 0.74 from 0.25;
•adjusted earnings before interest taxes, depreciation and amortization ("Adjusted EBITDA") increased by 40.0% to CHF 387.6 million from CHF 276.9 million;
•adjusted EBITDA margin increased to 16.7% from 15.5%;
•adjusted net income increased to CHF 317.4 million from CHF 112.4 million;
•adjusted basic EPS Class A (CHF) increased to 0.98 from 0.35; and
•adjusted diluted EPS Class A (CHF) increased to 0.97 from 0.35.

Key highlights as of December 31, 2024 compared to December 31, 2023 included:
•cash and cash equivalents increased by 86.9% to CHF 924.3 million from CHF 494.6 million; and
•net working capital increased by 0.5% to CHF 498.9 million from CHF 496.2 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Summary of Financial Performance
The following table summarizes certain key operating measures derived from audited financial statements for the fiscal years ended December 31, 2024, 2023 and 2022, and derived from unaudited financial statements for the three-month periods ended December 31, 2024 and 2023. See “—Results of Operations” for additional details and for the comparison discussions between the years ended December 31, 2024 and 2023 (audited) and the three-month periods ended December 31, 2024 and 2023 (unaudited).

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2024	2023	2022	2024	2023

Net sales	2,318.3	1,792.1	1,222.1	606.6	447.1
Gross profit	1,405.7	1,067.2	684.9	376.8	270.2
Operating result	211.6	180.2	85.1	53.1	40.8
Net income	242.3	79.6	57.7	89.5	(26.8)
Net income / (loss) margin	10.4%	4.4%	4.7%	14.8%	(6.0)%

Basic EPS Class A (CHF)	0.75	0.25	0.18	0.28	(0.08)
Diluted EPS Class A (CHF)	0.74	0.25	0.18	0.27	(0.08)

Other data(1)
Adjusted EBITDA	387.6	276.9	165.3	99.4	71.9
Adjusted EBITDA margin	16.7%	15.5%	13.5%	16.4%	16.1%
Adjusted net income	317.4	112.4	90.6	107.7	(16.3)
Adjusted basic EPS Class A (CHF)	0.98	0.35	0.29	0.33	(0.05)
Adjusted diluted EPS Class A (CHF)	0.97	0.35	0.28	0.33	(0.05)

(1)    Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Components of our Results of Operations

Net Sales
Net sales are derived from selling On's premium performance products including shoes, apparel and accessories.

Net sales within the wholesale sales channel are recognized at the point in time at which control of the goods has been transferred from On to the customer, which is typically when goods have been shipped or delivered to the customer’s specified location. Net sales within the wholesale sales channel are sales, net of an estimated provision for sales returns, discounts, and volume rebates.

Net sales within the DTC sales channel are recognized when control of the goods has been transferred from On to the customer, primarily upon shipment for e-commerce customers or at the point the customer purchases the goods at the retail store. Payment of the transaction price is due immediately when the customer purchases the goods. Net sales within the DTC sales channel are sales, net of an estimated provision for sales returns.

Cost of Sales
We outsource substantially all of the manufacturing of our products. Therefore, cost of sales primarily consists of the cost of purchases of finished goods, the majority of which are sourced in U.S. dollars. Other cost of sales relate to personnel expenses in connection with sourcing materials and quality control, depreciation charges for production tools, in-bound freight expenses, custom duty and non-refundable taxes incurred in delivering the goods to distribution centers managed by third parties, and inventory provision expenses.

Gross Profit
Gross profit is net sales less cost of sales. Gross profit margin measures gross profit as a percentage of net sales.

Selling, General and Administrative Expenses
Our Selling, General and Administrative (“SG&A") expenses generally consist of selling, marketing, distribution, general and administrative expenses, and share-based compensation.

Selling expenses support our customer relationships and relate to selling our products to wholesale partners, and end customers through our e-commerce platform and our owned retail stores. These expenses primarily include: personnel expenses for sales representatives, sales commissions, payment processing fees in the DTC sales channel and depreciation expenses. Selling expenses are generally correlated to net sales.

Distribution expenses primarily relate to leasing and third-party expenses for warehousing inventories, and transportation costs associated with delivering products from distribution centers to wholesale and end customers. Distribution expenses are generally correlated to net sales.

Marketing expenses consist primarily of advertising and marketing promotions (both offline and digital campaigns) of our products, as well as trade show and event costs, sponsorship costs, consulting and contractor expenses, marketing-related travel, product display expenses and overhead costs. We intend to continue to invest in our marketing capabilities in the future and expect this expense to increase in absolute dollars in future periods as we release new products and expand internationally. Marketing expense as a percentage of total net sales may fluctuate from period to period based on total net sales and the timing of our investments in marketing functions as these investments may vary in scope and scale over future periods.

General and administrative expenses represent costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, other professional service costs, including SaaS ("software as a service") costs, depreciation, and amortization related to our offices and infrastructure. We have invested considerably in this area to support the growing volume and complexity of the business and anticipate continuing to do so in the future.

Share-based compensation costs represent expenses for compensation plans for selected employees and for third parties.

Operating Result
Operating result is gross profit less SG&A expenses.

Financial Result
Financial result includes income from interest earned on fixed deposits, less financial expenses consisting primarily of bank charges and interest expenses as a result of our financial leases and commitment fees paid for bank overdraft facilities, and the net realized or unrealized impact of foreign exchange rate fluctuations in a given period.

Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Switzerland, the United States and the United Kingdom.

Results of Operations
For the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
The following table summarizes results of operations and expresses the percentage relationship to net sales of certain financial statement captions.

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change

Net sales	2,318.3	1,792.1	29.4%
Cost of sales	(912.6)	(724.8)	25.9%
Gross profit	1,405.7	1,067.2	31.7%
Gross profit margin	60.6%	59.6%
SG&A expenses	(1,194.2)	(887.0)	34.6%
Operating result	211.6	180.2	17.4%
Net financial result	68.1	(111.1)	161.3%
Income before taxes	279.6	69.1	304.6%
Income tax benefit / (expense)	(37.4)	10.5	(457.2)%
Net income	242.3	79.6	204.5%

Net sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	1,375.5	1,120.3	22.8%	26.3%
Direct-to-Consumer	942.8	671.8	40.3%	44.6%
Net sales	2,318.3	1,792.1	29.4%	33.2%

Wholesale % of Net sales	59.3%	62.5%
Direct-to-Consumer % of Net sales	40.7%	37.5%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales for fiscal year 2024 increased by CHF 526.3 million, or 29.4%, compared to fiscal year 2023.
Net sales generated by the wholesale sales channel for fiscal year 2024 increased by CHF 255.2 million, or 22.8%, to CHF 1,375.5 million, compared to CHF 1,120.3 million in fiscal year 2023. The increase was attributable to sustained strong demand from our wholesale partners and our continued selective door expansion, particularly with global key accounts. The wholesale growth rate was slightly more modest as a result of anticipated year-over-year dynamics. This mainly includes the closure of a number of non-strategic wholesale partner stores in Europe in the beginning of 2024.
Net sales generated by the DTC sales channel for fiscal year 2024 increased by CHF 271.0 million, or 40.3%, to CHF 942.8 million, compared to CHF 671.8 million in fiscal year 2023. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, the expansion of our own retail store network in all regions further contributed to the growth.
As a result of the strength of our DTC channel and in line with the strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated from the DTC sales channel as a percentage of net sales increased to 40.7% for fiscal year 2024, compared to 37.5% in fiscal year 2023.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Americas	1,480.3	1,162.2	27.4%	31.2%
EMEA	577.8	488.7	18.2%	19.9%
Asia-Pacific	260.2	141.1	84.5%	95.6%
Net Sales	2,318.3	1,792.1	29.4%	33.2%

Americas % of Net sales	63.9%	64.9%
EMEA % of Net sales	24.9%	27.2%
Asia-Pacific % of Net sales	11.2%	7.9%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.
Net sales increased across all geographic regions in fiscal year 2024 compared to fiscal year 2023 with Asia-Pacific showing particularly strong growth.
The 27.4% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, including the strength of our e-commerce platform as well as the successful expansion of our retail stores and collaborations with key account partners. The ability to convert the increased brand awareness and momentum in the Americas to net sales was somewhat limited in the first half of 2024, primarily due to operational inefficiencies resulting from the ongoing transition of our new highly-automated warehouse in the United States (the "Atlanta warehouse"). The 18.2% increase in net sales in EMEA was driven by the continued strength in the United Kingdom, along with notable growth in France, particularly in the second half of 2024, driven by momentum from the Paris Olympic Games. The overall growth rate in EMEA was slightly more modest as a result of the discontinuation of certain non-strategic wholesale partnerships in the region which were still served in the comparable period in 2023. The 84.5% increase in net sales in Asia-Pacific was primarily driven by strong sales growth in Japan, Australia and China across both channels.

Net sales by product
The following table presents net sales by product group:

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	2,199.6	1,711.4	28.5%	32.3%
Apparel	101.0	68.9	46.7%	51.0%
Accessories	17.7	11.8	49.5%	54.3%
Net Sales	2,318.3	1,792.1	29.4%	33.2%

Shoes % of Net sales	94.9%	95.5%
Apparel % of Net sales	4.4%	3.8%
Accessories % of Net sales	0.8%	0.7%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales increased across all product groups during fiscal year 2024 compared to fiscal year 2023. The 28.5% increase in net sales for shoes was driven by new product launches, updates to existing models and the continuity of successful products carrying over from previous seasons. Growth was primarily driven by our Performance Running vertical, in part due to the strong performance of the Cloudsurfer and Cloudmonster franchises, with additional contribution from our Performance All Day vertical, partly due to the successful introduction of the Cloudtilt. The 46.7% increase in net sales for apparel was driven primarily by our Performance Running, Performance Training and Performance All Day verticals. The existing and new collections within the apparel range continue to show strong momentum across both channels, and particularly strong performance in our DTC channel. Net sales in accessories increased by 49.5%.

Gross Profit

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change

Gross profit	1,405.7	1,067.2	31.7%
Gross profit margin	60.6%	59.6%

Cost of sales for fiscal year 2024 increased by CHF 187.8 million, or 25.9%, to CHF 912.6 million, compared to CHF 724.8 million in fiscal year 2023. Gross profit was CHF 1,405.7 million in fiscal year 2024, representing a gross profit margin of 60.6%, compared with CHF 1,067.2 million in fiscal year 2023, representing a gross profit margin of 59.6%. The increase in gross profit margin was mainly driven by higher DTC sales as a percentage of net sales and reduced freight costs during fiscal year 2024, compared to fiscal year 2023.

Selling, General and Administrative Expenses

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change

Distribution expenses	(288.3)	(239.5)	20.4%
Selling expenses	(168.2)	(133.3)	26.2%
Marketing expenses	(276.6)	(195.8)	41.3%
Share-based compensation	(71.5)	(31.8)	124.8%
General and administrative expenses	(389.5)	(286.6)	35.9%
SG&A expenses	(1,194.2)	(887.0)	34.6%
Less share-based compensation	(71.5)	(31.8)	124.8%
SG&A (excluding share-based compensation)	(1,122.7)	(855.2)	31.3%

Distribution expenses % of Net sales	12.4%	13.4%
Selling expenses % of Net sales	7.3%	7.4%
Marketing expenses % of Net sales	11.9%	10.9%
Share-based compensation % of Net sales	3.1%	1.8%
General and administrative expenses % of Net sales	16.8%	16.0%
SG&A expenses % of Net sales	51.5%	49.5%
SG&A (excluding share-based compensation) % of Net sales	48.4%	47.7%

SG&A expenses for fiscal year 2024 increased by CHF 307.2 million to CHF 1,194.2 million, compared to CHF 887.0 million in fiscal year 2023. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 48.4% in fiscal year 2024 from 47.7% in fiscal year 2023.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales, decreased to 12.4% in fiscal year 2024 compared to 13.4% in fiscal year 2023. This was primarily due to lower warehousing costs resulting from the non-recurrence of expenses for temporary additional warehouse capacity incurred during the first half of fiscal year 2023, along with lower warehousing and delivery costs resulting from operational efficiency gains, including a strategic shift of volume from our Atlanta warehouse to our Los Angeles warehouse.
•Selling expenses as a percentage of net sales, decreased to 7.3% in fiscal year 2024 compared to 7.4% in fiscal year 2023. The decrease was largely a reflection of the elevated prior year period as a result of a one-off bad debt provision incurred during fiscal year 2023, partially offset by additional expenses incurred as a result of our expanding retail footprint in 2024.

•Marketing expenses as a percentage of net sales increased to 11.9% in fiscal year 2024 compared to 10.9% in fiscal year 2023. The increase was primarily driven by higher marketing spend on upper funnel brand building initiatives and brand partnerships.
•Share-based compensation expenses increased to CHF 71.5 million in fiscal year 2024 compared to CHF 31.8 million in fiscal year 2023. The increase was driven by grants issued during the twelve-month period ended December 31, 2023 and December 31, 2024, with ongoing vesting periods as well as increased provisions for equity related social charges.
•General and administrative expenses as a percentage of net sales, increased to 16.8% in fiscal year 2024 compared to 16.0% in fiscal year 2023. The increase is primarily due to higher personnel related expenses in key strategic growth areas as well as higher IT and technology related expenses.

Depreciation and Amortization

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change

Depreciation and amortization	(104.6)	(64.9)	61.3%
Depreciation and amortization % of Net sales	4.5%	3.6%

Depreciation and amortization expenses for fiscal year 2024 increased by CHF 39.7 million, or 61.3%, to CHF 104.6 million, compared to CHF 64.9 million in fiscal year 2023. Thereof, depreciation and amortization expenses attributable to owned assets increased by CHF 11.9 million as a result of office and retail expansion, mainly related to furniture and fixtures, production equipment and leasehold improvements. In addition, depreciation and amortization expenses attributable to right of use assets increased by CHF 27.9 million, primarily as a result of enhanced warehouse and distribution facilities, as well as the expansion of our retail stores and offices.

Net Financial Result

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change

Financial income	23.5	11.5	103.5%
Financial expenses	(23.1)	(11.3)	105.1%
Foreign exchange gain / (loss)	67.7	(111.4)	160.8%
Net financial result	68.1	(111.1)	161.3%

Financial income for fiscal year 2024 increased by CHF 11.9 million to CHF 23.5 million when compared to fiscal year 2023. This was primarily driven by increased interest income on our short-term cash investments.

Financial expenses for fiscal year 2024 increased by CHF 11.8 million to CHF 23.1 million when compared to fiscal year 2023. This was primarily driven by an increase in interest expenses for lease contracts mainly due to new leases becoming operational during the twelve-months ended December 31, 2024, and to a lesser extent, increased bank charges mainly due to the commitment fees paid for the credit facility (defined below). Refer to note 3.4 Right-of-use assets and lease liabilities for additional information on new leases.
Foreign exchange gain / loss for fiscal year 2024 resulted in foreign exchange gain of CHF 67.7 million, compared to a foreign exchange loss for fiscal year 2023 of CHF 111.4 million. The changes to foreign exchange gain / loss was mainly driven by foreign exchange rate revaluation effects (i.e., unrealized foreign exchange impacts), in particular the CHF/USD exchange rate.

Income Tax Expense / (Benefit)

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change

Income tax expense / (benefit)	37.4	(10.5)	457.2%
Effective income tax rate	13.4%	(15.1)%	188.3%

Income tax expense / benefit for fiscal year 2024 increased by CHF 47.8 million resulting in an income tax expense of CHF 37.4 million, compared to CHF 10.5 million income tax benefit in fiscal year 2023. Our effective income tax rate was 13.4% for fiscal year 2024, compared to (15.1)% in fiscal year 2023. The increase is due to a lower effectiveness of the Swiss tax incentives in fiscal year 2024 compared to fiscal year 2023, certain prior-year tax deductions in the fiscal year 2023 (one-time impact), and deferred income tax impacts on elimination of intercompany profits in inventory.

Three-month period ended December 31, 2024 compared to the three-month period ended December 31, 2023 (Unaudited)
The following table summarizes results of operations and expresses the percentage relationship to net sales of certain financial statement captions.

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change

Net sales	606.6	447.1	35.7%
Cost of sales	(229.8)	(176.9)	29.9%
Gross profit	376.8	270.2	39.5%
Gross profit margin	62.1%	60.4%
SG&A expenses	(323.7)	(229.4)	41.1%
Operating result	53.1	40.8	30.2%
Net financial result	38.4	(85.7)	144.8%
Income / (loss) before taxes	91.5	(45.0)	303.6%
Income tax benefit / (expense)	(2.0)	18.2	(111.0)%
Net income / (loss)	89.5	(26.8)	434.6%

Net sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	310.4	240.5	29.1%	34.2%
Direct-to-Consumer	296.2	206.6	43.4%	48.2%
Net sales	606.6	447.1	35.7%	40.6%

Wholesale % of Net sales	51.2%	53.8%
Direct-to-Consumer % of Net sales	48.8%	46.2%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales for the three-month period ended December 31, 2024 increased by CHF 159.6 million, or 35.7%, compared to the three-month period ended December 31, 2023.

Net sales generated by the wholesale sales channel for the three-month period ended December 31, 2024 increased by CHF 69.9 million, or 29.1%, to CHF 310.4 million, compared to CHF 240.5 million for the three-month period ended December 31, 2023. The increase was attributable to sustained strong demand from our wholesale partners and our continued selective door expansion, particularly with global key accounts.

Net sales generated by the DTC sales channel for the three-month period ended December 31, 2024 increased by CHF 89.7 million, or 43.4%, to CHF 296.2 million, compared to CHF 206.6 million for the three-month period ended December 31, 2023. The increase was primarily driven by the continued

increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, the expansion of our own retail store network in all regions further contributed to the growth.

As a result of the strength of our DTC channel and in line with the strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated from the DTC sales channel as a percentage of net sales increased to 48.8% for the three-month period ended December 31, 2024, from 46.2% for the three-month period ended December 31, 2023.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Americas	385.1	300.6	28.1%	33.9%
EMEA	147.4	112.5	31.0%	33.1%
Asia-Pacific	74.1	34.0	117.5%	124.6%
Net Sales	606.6	447.1	35.7%	40.6%

Americas % of Net sales	63.5%	67.2%
EMEA % of Net sales	24.3%	25.2%
Asia-Pacific % of Net sales	12.2%	7.6%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales increased across all geographic regions for the three-month period ended December 31, 2024, with Asia-Pacific showing particularly strong growth. The 28.1% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, including the strength of our e-commerce platform, as well as the successful expansion of our retail stores and collaborations with key account partners. The 31.0% increase in net sales in EMEA was driven by the continued strength in the United Kingdom, particularly in our DTC channel, along with notable acceleration in Southern Europe, including France, Spain and Italy. The 117.5% increase in net sales in Asia-Pacific was primarily driven by strong sales growth in Japan and China across both channels as well as meaningful acceleration in South East Asia.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	568.8	425.7	33.6%	38.5%
Apparel	32.6	18.4	77.5%	82.5%
Accessories	5.2	2.9	80.0%	85.6%
Net Sales	606.6	447.1	35.7%	40.6%

Shoes % of Net sales	93.8%	95.2%
Apparel % of Net sales	5.4%	4.1%
Accessories % of Net sales	0.9%	0.6%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales increased across all product groups during the three-month period ended December 31, 2024, compared to the three-month period ended December 31, 2023. The 33.6% increase in net sales for shoes was driven by new product launches, updates to existing models and the continuity of successful products carrying over from previous seasons. Growth was primarily driven by our Performance Running vertical, in part due to the strong performance of the Cloudsurfer and Cloudmonster franchises, with additional contribution from our Performance All Day vertical. The 77.5% increase in net sales for apparel was driven primarily by our Performance Running and Performance Training verticals, with additional contribution from our Performance All Day vertical. The existing and new collections within the apparel range continue to show strong momentum across both channels, and particularly strong performance in our DTC channel. Net sales in accessories increased by 80.0%.

Gross Profit

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change

Gross profit	376.8	270.2	39.5%
Gross profit margin	62.1%	60.4%

Cost of sales during the three-month period ended December 31, 2024 increased by CHF 52.9 million, or 29.9%, to CHF 229.8 million, compared to CHF 176.9 million during the three-month period ended December 31, 2023. Gross profit was CHF 376.8 million for the three-month period ended December 31, 2024, representing a gross profit margin of 62.1%, compared with CHF 270.2 million for the three-month period ended December 31, 2023, representing a gross profit margin of 60.4%. The gross profit margin increase was mainly driven by higher DTC sales as a percentage of net sales, a favorable foreign exchange impact, reduced freight costs, as well as strong full-price sales during the three-month period ended December 31, 2024, compared to the three-month period ended December 31, 2023.

Selling, General and Administrative Expenses

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change

Distribution expenses	(70.5)	(54.5)	29.4%
Selling expenses	(47.9)	(38.0)	26.0%
Marketing expenses	(79.1)	(47.9)	65.0%
Share-based compensation	(17.6)	(10.8)	63.2%
General and administrative expenses	(108.6)	(78.1)	39.0%
SG&A expenses	(323.7)	(229.4)	41.1%
Less share-based compensation	(17.6)	(10.8)	63.2%
SG&A (excluding share-based compensation)	(306.1)	(218.6)	40.0%

Distribution expenses % of Net sales	11.6%	12.2%
Selling expenses % of Net sales	7.9%	8.5%
Marketing expenses % of Net sales	13.0%	10.7%
Share-based compensation % of Net sales	2.9%	2.4%
General and administrative expenses % of Net sales	17.9%	17.5%
SG&A expenses % of Net sales	53.4%	51.3%
SG&A (excluding share-based compensation) % of Net sales	50.5%	48.9%

SG&A expenses for the three-month period ended December 31, 2024 increased by CHF 94.3 million to CHF 323.7 million, compared to CHF 229.4 million for the three-month period ended December 31, 2023. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 50.5% in the three month period ended December 31, 2024 compared to 48.9% for the three-month period ended December 31, 2023.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales decreased to 11.6% during the three-month period ended December 31, 2024, compared to 12.2% during the three-month period ended December 31, 2023. The decrease was due to lower warehousing and delivery costs resulting from operational efficiency gains.

•Selling expenses as a percentage of net sales decreased to 7.9% during the three-month period ended December 31, 2024 compared to 8.5% during the three-month period ended December 31, 2023. The decrease largely resulted from the consolidation of our technology teams and resources into a centralized cross-channel setup and resulting reduction of channel-specific technology spend.
•Marketing expenses as a percentage of net sales increased to 13.0% during the three-month period ended December 31, 2024 compared to 10.7% during the three-month period ended December 31, 2023. The increase was primarily driven by higher marketing spend on upper funnel brand building initiatives and brand partnerships, along with an elevated marketing spend due to a slight shift in the timing of certain marketing campaigns from the third quarter of 2024 to the fourth quarter of 2024.
•Share-based compensation expenses increased to CHF 17.6 million during the three-month period ended December 31, 2024 compared to CHF 10.8 million during the three-month period ended December 31, 2023. The increase was driven by grants issued during the twelve-month period ended December 31, 2023 and December 31, 2024, with ongoing vesting periods as well as increased provisions for equity related social charges.
•General and administrative expenses as a percentage of net sales increased to 17.9% during the three-month period ended December 31 2024 compared to 17.5% during the three-month period ended December 31, 2023. The increase is primarily due to higher personnel related expenses in key strategic growth areas as well as higher IT and technology related expenses, including the consolidation of our technology teams and resources.

Depreciation and Amortization

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change

Depreciation and amortization	(28.7)	(20.3)	41.2%
Depreciation and amortization % of Net sales	4.7%	4.5%

Depreciation and amortization expenses during the three-month period ended December 31, 2024 increased by CHF 8.4 million to CHF 28.7 million, compared to CHF 20.3 million during the three-month period ended December 31, 2023. Thereof, depreciation and amortization expenses attributable to owned assets increased by CHF 4.0 million as a result of office and retail expansion, mainly related to furniture and fixtures, production equipment and leasehold improvements. In addition, depreciation and amortization expenses attributable to right of use assets increased by CHF 4.4 million primarily as a result of enhanced warehouse and distribution facilities, as well as the expansion of our retail stores and offices.

Net Financial Result

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change

Financial income	6.3	4.2	50.4%
Financial expenses	(5.9)	(4.5)	31.8%
Foreign exchange gain / (loss)	38.0	(85.5)	144.4%
Net financial result	38.4	(85.7)	144.8%

Financial income for the three-month period ended December 31, 2024 increased by CHF 2.1 million to CHF 6.3 million, compared to CHF 4.2 million for the three-month period ended December 31, 2023.
Financial expenses for the three-month period ended December 31, 2024 increased by CHF 1.4 million to CHF 5.9 million, compared to CHF 4.5 million for the three-month period ended December 31, 2023.
Foreign exchange gain / loss for the three-month period ended December 31, 2024 resulted in a foreign exchange gain of CHF 38.0 million, compared to a foreign exchange loss of CHF 85.5 million for the three-month period ended December 31, 2023. The changes to foreign exchange gain / loss was primarily due to foreign exchange rate revaluation effects (i.e., unrealized foreign exchange impacts), in particular the CHF/USD exchange rate.

Income Tax Expense / (Benefit)

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change

Income tax expense / (benefit)	2.0	(18.2)	110.98%
Effective income tax rate	2.2%	40.5%	(94.6)%

Income tax expense / benefit during the three-month period ended December 31, 2024 resulted in an income tax expense of CHF 2.0 million, compared to an income tax benefit of CHF 18.2 million during the three-month period ended December 31, 2023 (driven by loss before taxes during the three-month period ended December 31, 2023). The increase is due to a higher profitability on entity level in the three-month period ended December 31, 2024 compared to the three-month period ended December 31, 2023, prior-year tax deductions in the fiscal year 2023 (one-time impact).

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under the IFRS Accounting Standards.

We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS Accounting Standards and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, and net working capital to their most directly comparable IFRS measure. See sections titled "Key Financial and Operating Metrics" and "Results of Operations" for reconciliation of net sales on a constant currency basis to its most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the comparable period.

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Net income / (loss)	242.3	79.6	204.5%	89.5	(26.8)	434.6%
Exclude the impact of:
Income taxes	37.4	(10.5)	457.2%	2.0	(18.2)	111.0%
Financial income	(23.5)	(11.5)	103.5%	(6.3)	(4.2)	50.4%
Financial expenses	23.1	11.3	105.1%	5.9	4.5	31.8%
Foreign exchange result (1)	(67.7)	111.4	(160.8)%	(38.0)	85.5	-144.4%
Depreciation and amortization	104.6	64.9	61.3%	28.7	20.3	41.2%
Share-based compensation(2)	71.5	31.8	124.8%	17.6	10.8	63.2%
Adjusted EBITDA	387.6	276.9	40.0%	99.4	71.9	38.3%
Adjusted EBITDA margin	16.7%	15.5%		16.4%	16.1%

(1) Represents the foreign exchange impact within the net financial result.
(2) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
We calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments, in order to increase comparability of these metrics from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.
The tables below provide a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Fiscal year ended December 31,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	216.3	25.9	70.9	8.6
Exclude the impact of:
Share-based compensation(1)	63.9	7.6	28.4	3.4
Tax effect of adjustments(2)	3.2	0.4	0.9	0.1
Adjusted net income	283.4	33.9	100.2	12.2

Weighted number of outstanding shares(3)	288,465,380	345,437,500	284,262,802	345,437,500
Weighted number of shares with dilutive effects(3)	3,787,481	12,822,456	3,306,122	11,446,403
Weighted number of outstanding shares (diluted and undiluted)(3)	292,252,861	358,259,956	287,568,924	356,883,903

Adjusted basic EPS (CHF)	0.98	0.10	0.35	0.04
Adjusted diluted EPS (CHF)	0.97	0.09	0.35	0.03
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3) Weighted numbers of outstanding shares are presented herein in order to calculate adjusted basic EPS in relation to adjusted net income for such periods. Weighted numbers of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted diluted EPS in relation to adjusted net income for such periods.

	Three-month period ended December 31,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income / (loss)	80.0	9.6	(23.9)	(2.9)
Exclude the impact of:
Share-based compensation(1)	15.7	1.9	9.6	1.2
Tax effect of adjustments(2)	0.5	0.1	(0.3)	—
Adjusted net income / (loss)	96.2	11.5	(14.5)	(1.8)

Weighted number of outstanding shares(3)	289,063,973	345,437,500	284,782,459	345,437,500
Weighted number of shares with dilutive effects(3)(4)	4,135,300	13,504,922	—	—
Weighted number of outstanding shares (diluted and undiluted)(3)	293,199,273	358,942,422	284,782,459	345,437,500

Adjusted basic EPS (CHF)	0.33	0.03	(0.05)	(0.01)
Adjusted diluted EPS (CHF)	0.33	0.03	(0.05)	(0.01)
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3) Weighted numbers of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted EPS as adjusted net income for such periods.
(4) For the three-month period ended December 31, 2023, 3,159,251 shares and 11,325,561 shares were excluded from the diluted EPS calculation for Class A ordinary shares and Class B voting rights shares, respectively, as the impact of the shares are considered anti-dilutive.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS Accounting Standards. We use and believe that certain investors and analysts use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS Accounting Standards.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change

Accounts receivables	246.1	204.8	20.2%
Inventories	419.2	356.5	17.6%
Trade payables	(166.5)	(65.1)	155.7%
Net working capital	498.9	496.2	0.5%

Net Sales on a Constant Currency Basis

Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our "Key Financial and Operating Metrics" and "Results of Operations" sections, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

B. Liquidity and Capital Resources

Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations and for general corporate purposes. Our future contractual obligations are further discussed in the “Contractual Obligations and Commitments” section below. We finance our liquidity needs using a combination of our existing cash and cash equivalents balances and cash arising from operating activities.
As of December 31, 2024, we had CHF 924.3 million of cash and cash equivalents and CHF 498.9 million of net working capital, compared to CHF 494.6 million of cash and cash equivalents and CHF 496.2 million of net working capital as of December 31, 2023. As of December 31, 2024 and 2023, 97.7% and 94.6% of our cash and cash equivalents, respectively, were held at banks that are deemed systemically important financial institutions, with remaining balances in banks with an investment grade rating. Movements in cash and net working capital are discussed in the “Cash Flows” section below.
We believe our existing cash and cash equivalent balances and cash flows from operations will be sufficient to meet our net working capital, lease obligations, capital expenditures and other general corporate needs for at least the next twelve months. Additionally, on July 7, 2023, we entered into a CHF 700 million multicurrency credit facility, which we have not drawn cash from on as of December 31, 2024 and December 31, 2023. Refer to “—Indebtedness” for further details. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of net sales growth, the timing and extent of spending on research and development efforts and other growth initiatives such as our retail store expansion, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions.
To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to draw from our credit facility mentioned above, or seek additional equity or debt financing. The sale of additional equity would result in additional dilution to shareholders. The incurrence of additional debt financing would result in additional debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that may restrict our operations. There can be no assurances that we will be able to raise additional capital on terms that are attractive to us or at all. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Cash Flows

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	Change

Cash inflow from operating activities	510.6	232.1	278.6
Cash (outflow) from investing activities	(64.9)	(47.1)	(17.7)
Cash (outflow) from financing activities	(55.4)	(21.8)	(33.6)
Change in net cash and cash equivalents	390.4	163.2	227.2
Net cash and cash equivalents at the beginning of the period	494.6	371.0	123.6
Net impact of foreign exchange rate differences	39.4	(39.6)	79.0
Net cash and cash equivalents at the end of the period	924.3	494.6	429.7

Operating activities
Cash inflow from operating activities for the twelve-month period ended December 31, 2024 increased by CHF 278.6 million to CHF 510.6 million, compared to CHF 232.1 million for the twelve-month period ended December 31, 2023. This increase is mainly driven by an increase in cash flows from changes in working capital of CHF 147.3 million, primarily due to changes in trade payables, as well as by higher net income after adjustments of CHF 116.8 million and various other offsetting decreases and increases. The favorable changes in working capital related to the more efficient inventory management and the commitment to decouple inventory growth from overall net sales growth.

Investing activities
Cash outflow from investing activities for the twelve-month period ended December 31, 2024 increased by CHF 17.7 million to CHF 64.9 million, compared to CHF 47.1 million for the twelve-month period ended December 31, 2023. The increase is driven by higher purchases of property, plant and equipment of CHF 17.7 million (refer to note 3.3 Property, plant and equipment for additional information).

Financing activities
Cash outflow from financing activities for the twelve-month period ended December 31, 2024 increased by CHF 33.6 million to CHF 55.4 million, compared to CHF 21.8 million for the twelve-month period ended December 31, 2023. The increase is primarily driven by higher repayments of lease liabilities of CHF 25.8 million and higher lease interest expense of CHF 8.9 million mainly due to new leases becoming operational during the twelve-months ended December 31, 2024. Refer to note 3.4 Right-of-use assets and lease liabilities for additional information on the increase to lease liabilities.

Capital Management

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change

As of December 31, 2024: CHF 0.10 nominal value, 302,455,664 Class A Ordinary Shares issued of which 289,296,343 were outstanding As of December 31, 2023: CHF 0.10 nominal value, 299,998,125 Class A Ordinary Shares issued of which 284,215,277 were outstanding	30.2	30.0	0.8%
As of December 31, 2024 and December 31, 2023: CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.5	3.5	—%
Share capital	33.7	33.5	0.7%
Treasury shares	(26.8)	(26.7)	0.5%
Share premium	756.9	756.9	—%
Legal reserves	53.9	42.3	27.6%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	406.7	349.1	16.5%
Capital reserves	1,210.0	1,140.8	6.1%
Other reserves	(4.0)	(9.8)	(59.2)%
Retained earnings / (losses)	178.9	(63.3)	382.5%
Equity	1,391.8	1,074.5	29.5%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2024	284,215,277	345,437,500
Sale of treasury shares related to share-based compensation and capital increase from conditional capital	5,091,386	—
Purchase of treasury shares	(10,320)	—
Shares issued and outstanding as of December 31, 2024(1)	289,296,343	345,437,500

Awards granted under various incentive plans not yet exercised or distributed at December 31, 2024(2)	37,084	—
Awards granted under various incentive plans with dilutive effects at December 31, 2024	4,055,382	13,504,922
(1) As of December 31, 2024, there were 13,159,321 treasury shares held by On (December 31, 2023: 15,782,848).
(2) These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at December 31, 2024.

Share-based compensation
As a public company, we grant share-based compensation awards to our extended founder team, other members of senior management and to certain other selected employees to incentivize individuals based on their impact and contribution to On. As of December 31, 2024, On has recognized an increase in shareholders' equity in the balance sheet of CHF 57.5 million for share-based compensation incurred during the twelve-month period ended December 31, 2024.
For the twelve-month period ended December 31, 2024, we have recognized a share-based compensation charge of CHF 71.5 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:
• Long Term Incentive Plan 2021
• Compensation of non-executive members of our board of directors

Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness

On July 7, 2023, we entered into a CHF 700 million multicurrency credit facility ("credit facility") agreement with On AG, as borrower and guarantor, On Inc., as guarantor, and UBS Switzerland AG, as lead arranger, bookrunner, agent, security agent and lender, and several other lenders party thereto, which replaced our bank overdraft facilities previously reported. We have an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200.0 million subject to the satisfaction of certain customary conditions. We entered into the credit facility as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the credit facility may be used towards the financing of working capital requirements and for general corporate purposes, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The credit facility had an initial term of three years, which has been extended for a period of one year already, and may be extended again for a period of one year.
As of December 31, 2024 and December 31, 2023, we have not drawn cash under this credit facility and we do not currently expect to do so in the near term. As of December 31, 2024, we are using the credit facility to provide guarantees and letters of credit, as further discussed in the section titled "Off-Balance Sheet Arrangements."
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the year ended December 31, 2024 and December 31, 2023, we were in compliance with all covenants under the credit facility.

The following assets have been pledged in relation to the credit facility:

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change

Trade receivables	280.8	145.8	92.6%
Inventory	211.7	285.2	(25.8)%
Assets pledged	492.5	431.0	14.3%

Material Cash Requirements

The following summarizes our material cash requirements as of December 31, 2024:

	Fiscal year ended December 31, 2024
(CHF in millions)	Total	Less than 1 year	1 to 5 years	More than 5 years

Product purchase obligations(1)	305.0	305.0	—	—
Endorsement contracts(2)	92.5	28.6	61.2	2.7
Lease liabilities(3)	379.3	44.2	211.4	123.7
Lease commitments(4)	331.1	16.9	135.8	178.5
Other purchase commitments(5)	64.4	50.3	14.1	—
Total contractual obligations	1,172.3	444.9	422.4	304.9

(1)    We typically place product orders in advance based on forecasted quantities. Product purchase obligations refer to open purchase orders to purchase shoes, apparel and accessories, that are enforceable and legally binding, and that specifies all significant terms.
(2)    We have endorsement contracts with future cash commitments we are obligated to pay to promoters of our products.
(3)    Lease liabilities are related to storage spaces (e.g., warehouses), various offices, retail stores, showrooms and cars.
(4)    Lease commitments represent commitments to new lease contracts, which have not yet commenced as of December 31, 2024, and are therefore not required to be recognized on our balance sheet. The majority of the future lease commitments relate to contracts entered into for new highly-automated warehouses in the United States (Atlanta) and Belgium (Beringen), respectively. The new warehouse in the United States began operations in 2024 and is expected to be fully operational by 2025, and amounts to CHF 197.2 million (December 31, 2023: CHF 245.8 million) lease commitment. The new warehouse in Belgium partially began operations in 2024 and is expected to be fully operational by 2026, and amounts to CHF 106.7 million (December 31, 2023: CHF 122.5 million) lease commitment. The remaining lease commitments relate to various new stores, offices and warehouses.
(5)    Our other purchase obligations consist of non-cancellable minimum commitments for warehousing arrangements, IT services, indirect procurement contracts, and other commitments under service contracts.

Off-Balance Sheet Arrangements

As of December 31, 2024, we provided guarantees and letters of credit in the amount of CHF 168.3 million (December 31, 2023: CHF 155.6 million) in favor of third parties. Of the total guarantees and letters of credit outstanding as of December 31, 2024 and December 31, 2023, CHF 168.3 million and CHF 155.3 million, respectively, relate to our credit facility, as discussed in the section titled "Indebtedness." Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of December 31, 2024.

Foreign currency risk

We are exposed to certain market risks arising from transactions in the normal course of business. The market risk we are principally exposed to is fluctuations in foreign currency exchange rates.
The functional currency of our subsidiaries is generally the applicable local currency. Our consolidated financial statements are presented in Swiss Francs ("CHF"). Therefore, the net sales, expenses, assets, and liabilities of our non-CHF denominated subsidiaries are translated from their functional currencies into CHF, as a result of which the reported amounts can be affected by fluctuations in the value of the CHF. Foreign exchange differences which arise on translation of our subsidiaries’ balance sheets into CHF are recorded as a foreign currency translation adjustment in accumulated other comprehensive income or loss within shareholders’ equity.
As a result of our multinational sales and operations, we are also exposed to fluctuations in foreign exchange at a transactional level. The majority of our transactional foreign exchange risk arises from products sourced in U.S. dollars and sales denominated in the currencies of the respective destination markets. In 2024 and 2023, 98% and 97% of our net sales, respectively, were generated in currencies other than CHF.
Based on foreign currency sensitivity analysis of the consolidated balance sheets, a 10% fluctuation in On's main currencies would impact net income as follows:

(CHF in millions)	December 31, 2024	December 31, 2023	December 31, 2022

Change in USD/CHF +10%	57.4	71.2	32.1
Change in USD/CHF -10%	(57.4)	(71.2)	(32.1)
Change in EUR/CHF +10%	3.0	7.3	1.1
Change in EUR/CHF -10%	(3.0)	(7.3)	(1.1)

C. Research and Development, Patents and Licenses

Research and development plays a key role in driving technical innovation, patents and designs of our footwear, apparel and accessories which we believe is essential to the commercial success of our products. Our in-house research and development team includes a talented team of sports scientists, engineers, material experts and designers who work on the innovation, engineering, design, and testing of our products. We also partner with leading universities and innovative suppliers to co-develop new technologies and introduce them to market. Product design is supported by a team of well-experienced people that are primarily based in Zürich, Switzerland, comprised of dedicated athletes and users of our products who embody our design philosophy and dedication to premium quality. The central tenet of our product design philosophy is to fuse high performance, comfort, sustainable materials and aesthetics, in order to provide our customers with everything they need, and nothing they do not. Our innovations and the performance they deliver have established On as a trusted brand for world-class athletes, amateur runners and customers looking for performance-infused footwear, sportswear and accessories. We incurred research, design, and development expenses of CHF 9.6 million, CHF 8.9 million and CHF 8.2 million for the years ended December 31, 2024, 2023 and 2022, respectively, which are expensed as incurred and reported in SG&A expenses in the consolidated statements of income. Additionally, we capitalize some costs associated with software and intellectual property customized for internal use within line item intangible assets on the consolidated balance sheets. Intellectual property intangible assets and in-house developed software were capitalized of CHF 1.4 million and CHF 1.9 million, CHF 1.2 million and CHF 0.9 million, and CHF 1.0 million and CHF 3.3 million, for the year ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

D. Factors Affecting Performance and Trend Information

Our growth, our financial condition and results have been, and will continue to be, affected by a number of factors, including the following:

Ability to grow into new geographies and to convert distributor markets
Entering new geographic markets or converting distributor markets requires us to invest in personnel, marketing, and infrastructure, including additional offices, showrooms, distribution networks and new retail stores. Our international expansion has resulted in, and will continue to result in, increased costs and is subject to a variety of risks, including low initial brand awareness, local competition, inventory risks, risks related to operating retail stores, website translation, multilingual customer service, potentially complex import and delivery logistics, and compliance with foreign laws and regulations. Increased costs include, but are not limited to, personnel expenses for sales and marketing teams to initially build a sales network, lacking economies of scale in distribution and supply chain and additional administration expenses. The duration of those additional costs, among others, depends on the geographical size and structure of the particular market, as well as the existing level of brand awareness. A significant portion of the investment to grow net sales is reflected in SG&A. SG&A expenses, after removing share based compensation expense, as a percentage of net sales were 48.4% for 2024 and 47.7% for 2023.

Ability to invest
We will continue to make investments across our business to drive growth, and therefore we expect expenses to increase. We will continue to invest significant resources in our people, sales and marketing to drive brand awareness and demand for our products. Marketing expenses as a percentage of net sales were 11.9% for 2024 and 10.9% for 2023. We intend to continue to increase marketing expenses in the future, focusing on elevating brand awareness across our markets, investment in digital customer acquisition and customer experience through our retail network alongside an exciting portfolio of elite athletes, influencers, and public figures. To support our growth, we also intend to continue investing in our distribution network as well as into product inventory. For example, during 2024, distribution expenses increased to CHF 288.3 million, compared to CHF 239.5 million in 2023. Additionally, in both 2023 and 2022 we entered into third party logistics and warehouse services agreements for new, highly-automated fulfillment centers in and Belgium (Beringen) and Atlanta (USA), respectively, in order to facilitate our future omnichannel growth in both Europe and North America, and lower our handling cost over time through automation.
We intend to continue investing in new manufacturing partners, which has in the past partially resulted in, and may continue to result in, higher purchasing expenses. We also expect to continue to invest into research and development to drive innovations and product offerings. To support the expansion of our own retail network, we intend to invest into additional physical retail stores and store leases. We plan to continue to invest in our corporate infrastructure, which is essential to our ability to take data driven decisions, enhance customer experience, and enable an efficient and collaborative working environment for our global team.

Ability to manage inventory
Our ability to grow has been, and will continue to be dependent on the availability of the right inventory at the right time and place. Our data driven approach to demand planning, together with an integrative approach between sales demand and supply planning, has enabled rapid growth, while maintaining a premium positioning. The ongoing transition of our Atlanta warehouse led to some product availability constraints and to delayed or missed deliveries during fiscal year 2024, in particular during the first half of 2024. While we have seen significantly improved operational execution during the second half of 2024, we may continue to experience operational constraints during the course of On's warehouse automation projects in the United States and elsewhere, and may potentially incur incremental costs during the ramp-up phase. We remain focused on successfully advancing these initiatives, with an aim towards scaling On's global distribution capabilities. Our current inventory balance reflects the purchasing of inventory for our 2025 sales. On continues to manage and mitigate supply chain risks by investing in our partner relationships and visibility of data across our supply network.

Customs and duty expenses
Most distribution markets that we operate in impose customs and duties on the importation of footwear, apparel, and accessories products manufactured in Vietnam, Turkey, Indonesia, China and most other countries. In 2024, approximately 90% and 10% of our footwear products were produced in Vietnam and Indonesia, respectively. Further, in 2024, approximately 60% of our apparel and accessories units produced were manufactured in Vietnam, 27% in Turkey, 7% in China, and 6% in the rest of Europe. In prior fiscal years, we experienced the impact of significant changes in global customs and duty rates for footwear and apparel products, including, but not limited to, higher tariffs for importing apparel from China into the United States and the implementation of the Vietnam-European Union Free Trade Agreement and customs impact from Brexit. Proposals to implement new tariffs or other trade restrictions in the United States or other jurisdictions, or to increase global customs and duty rates could negatively impact our business.

Seasonality
On operates two product seasons, spring-summer, which goes from January to June, and fall-winter, which goes from July to December. Each season is characterized by new product launches typically in the first quarter of a product season (i.e. Q1 and Q3). On generally has a higher proportion of net sales in the second half of the fiscal year compared to the first half of our fiscal year due to the phasing of our product seasons and seasonality of demand. In 2024, the second half of our fiscal year represented 54% of our annual net sales, consistent with 2023, when second half sales represented 52% of our annual net sales.

Foreign exchange
We are also exposed to fluctuation in foreign exchange on various transactions. The majority of our transactional foreign exchange risk arises from products sourced in U.S. dollars and sales that are denominated in the currencies of the respective destination markets. In 2024 and 2023, we generated 98% and 97% of our net sales, respectively, in currencies other than CHF. Refer to "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources" section above, and to note 5.2 Foreign currency risk below, for more details on foreign exchange.

Share-based compensation expenses
As a public company, we granted and we will continue to grant share-based compensation awards to non-executive members of our board of directors, our extended founder team, other members of senior management and to certain other employees to incentivize individuals based on their impact and contribution to On. For the twelve-month periods ended December 31, 2024 and 2023, we recognized share-based compensation expenses of CHF 71.5 million and CHF 31.8 million, respectively, primarily in connection with our LTIP 2021 equity incentive plan.

Cost Inflation
We and other companies in our industry are and will continue to be affected by inflation rates across geographies, which impact manufacturing related costs, labor expenses, shipping costs, and other areas of our business. We continue to work to mitigate the price increases on products with our strong partner relationships and good visibility of suppliers. We seek to continue to diversify our production partners and supplier network to reduce our reliance on single-partner relationships, and provide further mitigation against inflationary price impacts. Labor expenses have also been subject to inflationary pressures due to various external factors, including higher interest rates and related labor shortages, which On seeks to continue to proactively mitigate with long-term partner relationships and the diversification of vendors across our supply chain.

E. Critical Accounting Estimates
On Holding AG prepares its consolidated financial statements in accordance with IFRS Accounting Standards. For more information about the critical accounting estimates and judgments, see note 1.5 Significant accounting judgments, estimates, and assumptions of our consolidated financial statements for the fiscal year ended December 31, 2024.

Recently Adopted Accounting Pronouncements
See note 1.4 New and amended standards and interpretations of the consolidated financial statements for the year ended December 31, 2024 included elsewhere in this Annual Report for more information on recently adopted accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

This section presents information about our executive officers and directors at December 31, 2024. The current business addresses for our directors and executive officers is Förrlibuckstrasse 190, 8005 Zurich, Switzerland.

Name	Position	Age

David Allemann	Co-Founder and Executive Co-Chairman	55
Caspar Coppetti	Co-Founder and Executive Co-Chairman	49
Olivier Bernhard	Co-Founder and Executive Director	56
Martin Hoffmann	Chief Financial Officer and Co-Chief Executive Officer	45
Marc Maurer	Co-Chief Executive Officer	43
Alex Perez	Director	54
Kenneth A. Fox	Director	54
Amy Banse	Director	65
Dennis Durkin	Director	54
Laura Miele	Director	53
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

Olivier Bernhard is one of our Co-Founders and has served as an Executive Board Member of On since founding the Company in January 2010. Mr. Bernhard brings leadership in conceptualizing and developing our brand as an athlete as well as his business experience and knowledge of premium athletic sportswear. Prior to joining On, Mr. Bernhard was a professional Triathlete and Duathlete racing on world class level. During his professional career from 1993 through 2005 he collected three World Championship, one European and 15 Swiss Championship titles in various Triathlon and Duathlon competitions involving different distances.

Martin Hoffmann has served as the Chief Financial Officer and Co-Chief Executive Officer of On since January 2021. Mr. Hoffmann joined On in July 2013 and has served as the Chief Financial Officer since joining the Company. Prior to joining On, Mr. Hoffmann served as the Chief Financial Officer of Valora Retail, a publicly traded European retail company, from November 2009 to June 2013, where he was responsible for managing the financial operations. Mr. Hoffmann also worked in Business Management Consulting at CTcon GmbH, from March 2003 to October 2009. Mr. Hoffmann holds a diploma in Business Management and Computer Science from the University of Kaiserslautern.

Marc Maurer has served as the Co-Chief Executive Officer of On since January 2021. Mr. Maurer joined On in March 2013 and served as the Chief Operating Officer since joining the Company. Prior to joining On, Mr. Maurer served as Head of Business Development and Marketing for Valora Retail, a publicly traded European retail company, from April 2012 to March 2013, where he was responsible for driving its business development strategy. Mr. Maurer also worked at McKinsey & Company as an Engagement Manager, from April 2007 to March 2012. Mr. Maurer serves as a Board Member of the Swiss Entrepreneurs & Startup Association since 2020. Mr. Maurer holds a Master’s in Business Administration from INSEAD.

Alex Pérez has served as a member of our board of directors since December 2016, member of the audit committee since February 2017 and chairperson of the nomination and compensation committee since May 2022. Mr. Pérez has business experience in the financial industry and with capital management. Mr. Pérez is the founder and Managing Partner of Point Break Capital Management LLC, which he founded in 2012. Mr. Pérez is also a limited partner in Point Break Capital LP and a member and director of Point Break Capital GP Ltd. Prior to forming Point Break Capital Management, Mr. Pérez was a founding partner of 3G Capital from 2002 to 2011. Prior to forming 3G Capital, Mr. Pérez was the Chief Financial Officer of São Carlos Empreendimentos, an investment and commercial property management company, from 1999 to 2002. Before working at São Carlos Empreendimentos, Mr. Pérez was a Private Equity Analyst for GP Investments, an alternative investment firm, from 1993 to 1999. Mr. Pérez graduated from the University of Rio de Janeiro, with a B.S. in Economics, and from the Fundação Getúlio Vargas with a Master’s in Business Administration.

Kenneth A. Fox has served as a member of our board of directors since March 2018 and is also a member of the nomination and compensation committee. Mr. Fox brings experience as an investor in the consumer sector. Mr. Fox is the founder of Stripes, LLC, a growth equity firm that invests in branded consumer and enterprise companies that it believes have amazing products. Mr. Fox oversees the firm and is also actively involved with many current Stripes’ portfolio companies. Mr. Fox previously served on the board or was actively involved in many of Stripes realized portfolio companies including: Monday.com, Ltd., On Holding AG, Udemy, Inc., Grubhub Inc. (NASDAQ:GRUB), Blue Apron Holdings, Inc. (NASDAQ:APRN) and Flatiron Health, Inc. (acquired by Roche). Prior to forming Stripes, Mr. Fox was a Managing Director and one of the founders of Internet Capital Group, Inc. He was also the founder and Chairman of ICG Asia Ltd., a Hong Kong-listed joint venture with Hutchison-Whampoa Ltd. that Hutchison later acquired. Mr. Fox holds a B.S. in Economics from the Pennsylvania State University.

Amy Banse became a member of our board of directors in September 2021, upon the listing of our Class A ordinary shares on the NYSE. Ms. Banse is also a member of our nomination and compensation committee. Ms. Banse brings leadership and experience in starting, investing in and building businesses and has held several executive leadership roles in doing so. Ms. Banse served as senior adviser to the executive committee of Comcast Corporation, a global media and technology company (including Comcast Ventures, LLC, its venture capital arm), from September 2020 to December 2021. She previously was an Executive Vice President at Comcast Corporation, and Managing Director and head of funds at Comcast Ventures LLC from January 2011 to September 2020. From 2005 to 2011, Ms. Banse was Senior Vice President at Comcast Corporation and President at Comcast Interactive Media, a division of Comcast responsible for developing online strategy and operating its digital properties. Ms. Banse joined Comcast in 1991 and early on held various positions, including content development, programming investments and overseeing the development and acquisition of Comcast’s cable network portfolio. Ms. Banse also serves as a director of Adobe Inc, Lennar Corporation, and Anchor, a cloud-based billing and collections platform, and she previously served as a director of The Clorox Company. She holds a B.A. from Harvard University and a doctor of law degree from Temple University Law School.

Dennis Durkin became a member of our board of directors and chairman of the audit committee in May 2022, and previously served as a board observer from September 2021 through May 2022. Prior to that, he had served as the Chief Financial Officer of Activision Blizzard Inc (ATVI) before retiring in May 2021. He originally joined ATVI as CFO in March 2012 and held that position until May 2017. He served as Chief Corporate Officer from May 2017 until January 2019. From January 2019 until his retirement, he served as Chief Financial Officer and President of Emerging Businesses. Prior to joining ATVI, from 1999 until February 2012, Mr. Durkin held a number of positions of increasing responsibility at Microsoft Corporation, most recently serving as the Corporate Vice President, and Chief Operating and Financial Officer, of Microsoft’s Interactive Entertainment Business, which included the Xbox, Xbox Live and games business. Prior to joining Microsoft’s Interactive Entertainment Business in 2006, Mr. Durkin worked on Microsoft’s corporate development and strategy team, including two years where he was based in London, England driving pan-European activity. Before joining Microsoft, Mr. Durkin was a financial analyst at Alex. Brown and Company. Mr. Durkin holds a B.A. degree in government from Dartmouth College and an M.B.A. degree from Harvard University.

Laura Miele became a member of our board of directors and audit committee in May 2024, and previously served as a board consultant from August 2023 through April 2024. Ms. Miele brings extensive experience from her role as President of Electronic Arts ("EA") Entertainment & Central Development, where she leads EA’s portfolio of licensed and owned IP, along with the company’s central development services. Prior to taking on the role of President of EA Entertainment & Technology in 2023, Ms. Miele served as Chief Operating Officer for EA. She has played a key role in the successful execution of several complex structural transformations at EA over the past decade, including leading the company’s transformation to digital delivery, expanding into new consumer demographics, and actively growing EA’s player network. She also has broad international experience overseeing commercial, creative, and central technology teams. In 2022, Ms. Miele was appointed as a Governor of the British Film Institute. She is a member of the NAACP Entertainment Advocacy Council, an Advisory Board Member for The Game Awards, and previously served on the board of the Silicon Valley Community Foundation.

B. Compensation

Principles of the Compensation of the Board of Directors and Executive Management
For the year ended December 31, 2024, the aggregate compensation accrued or paid to the members of our board of directors for services in all capacities to the Company and its subsidiaries was CHF 1.2 million.
For the year ended December 31, 2024, the aggregate compensation accrued or paid to our executive officers for services in all capacities to the Company and its subsidiaries was CHF 18.2 million, including CHF 13.8 million in share-based compensation and CHF 3.4 million in short-term employee benefits including base salary, annual cash bonus as well as health care plans, insurance, car allowances or equivalent contributions.
The amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers amounted to a total of CHF 1.1 million in the year ended December 31, 2024.
We incorporate by reference into this Annual Report the information included in the sections labeled “Board of Directors Compensation” and “Executive Board Compensation” of Exhibit 99.2 to our report on Form 6-K filed with the SEC on March 4, 2025, which includes disclosure of compensation on an individual basis as well as information on the applicable equity incentive and cash bonus plans underlying the compensation accrued or paid to our executive officers.
Pursuant to Swiss law, we are required to submit the aggregate amount of compensation of our board of directors and the aggregate amount of compensation of our executive officers to a binding say-on-pay vote by our shareholders.

C. Board Practices

Board of Directors
Our board of directors is composed of eight members. Each director is elected for a term ending at the next annual general meeting of shareholders. The current term of all of our directors will end at our next annual general meeting of shareholders in May 2025, at which time reelection will be possible. There are no family relationships among any of our directors or executive officers.
We are a foreign private issuer under the rules of the SEC and in accordance with the NYSE listing standards, we rely on home country governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 10. Additional Information - Memorandum and Articles of Association.”

Committees

Audit Committee
The audit committee currently consists of Dennis Durkin (chairman of the audit committee), Alex Perez and Laura Miele. The primary functions of the audit committee include overseeing our accounting and financial reporting processes, system of internal controls over financial reporting, risk management processes and the audits of our financial statements. In addition, the audit committee is also directly responsible for the selection and nomination of our independent registered public accounting firm for election by the general meeting of shareholders, as well as the supervision and compensation and oversight of the work of our external auditors, including evaluation regarding external auditors' fulfillment of the necessary qualifications and independence. The audit committee is also responsible for reviewing, approving or ratifying any related party transactions. The board of directors has determined that each of Dennis Durkin, Alex Perez and Laura Miele is considered an “audit committee financial expert,” as such term is defined in the rules of the SEC. Our board of directors has also determined that each of Alex Perez, Dennis Durkin and Laura Miele satisfy the "independence" requirements set forth in Rule 10A-3 of the Exchange Act and NYSE listing standards.

Nomination and Compensation Committee
The nomination and compensation committee, which consists of Amy Banse, Kenneth Fox and Alex Perez (chairman of the nomination and compensation committee), supports our board of directors by preparing and periodically reviewing our compensation policies and principles and the performance criteria related to compensation, as well as periodically reviewing their implementation. The nomination and compensation committee also submits proposals and recommendations to our board of directors regarding the individual compensation of members of our board of directors and our executive officers, and prepares proposals to the annual general meeting of shareholders regarding the aggregate compensation of the members of the board of directors and our executive officers. The nomination and compensation committee may submit proposals to the board of directors on other compensation-related matters as well. Swiss law requires that we have a compensation committee, so in accordance with the NYSE listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from the NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the nomination and compensation committee were elected at our last AGM held on May 23, 2024 for a term until the next annual general meeting of shareholders, and the members of the nomination and compensation committee will be elected annually by our annual general meeting of shareholders. The board of directors appoints the chair of the nomination and compensation committee and fills any vacancies until the following annual general meeting of shareholders.

D. Employees

Our strongest asset is our team. We have been able to attract, retain and motivate individuals with a diverse background and skills that together build high performing teams. The exceptional individuals that work at On are carefully assessed through a robust interview process and developed throughout their journey at On. We endeavor to incentivize individuals based on their impact and contribution to On through a total rewards package and other incentives.
Our spirits call on each of our team members to care for each other and our customers. We believe that innovative solutions are best achieved by diverse teams collaborating together. Diversity of thoughts, backgrounds, perceptions and ideas helps us create the technologies and innovations and helps our business thrive.
We partner with suppliers who share our commitment to ethical business conduct, fair labor practices, proven environmental, health, and safety practices and environmental sustainability. We recognize the importance of eliminating forced labor within the supply chain. Our supplier code of conduct prohibits the use of forced labor, and we will not knowingly conduct business with vendors or factories that use forced labor. We condemn human trafficking and abuse of child labor. We expect all of our vendors and suppliers to conduct sufficient due diligence in their supply chains to ensure compliance with our vendor code of conduct. We continue to expand our due diligence activities and vendor engagement and training on this important issue. We are subject to, and comply with, local labor law requirements in all countries in which we operate. Within On, the relationship with our team members is considered positive and we have not experienced any work stoppages.
The number of employees by geographic location as of the end of the period for our fiscal years ended December 31, 2024, 2023 and 2022 was as follows:

	As of December 31,
in FTE(1)	2024	2023(2)	2022(2)

On Labs (Headquarters)	1,033	856	669
Europe, Middle East and Africa	762	511	318
Americas	720	483	380
Asia-Pacific	739	503	334
Total employees (full-time equivalents)	3,254	2,353	1,701
thereof females	50.6%	50.6%	48.8%
thereof males	49.0%	48.9%	50.7%
thereof others	0.4%	0.5%	0.5%
Number of nationalities	104	94	79
Average age	33	33	34
Retail employees	808	320	134
(1) Total number of FTEs, including retail employees.
(2) As announced on Form 6-K filed with the SEC on May 2, 2023, effective in the first quarter of 2023, the Company updated its reporting of geographic regions, Specifically, “Rest of World”, which represented Middle East, Africa and Latin America, is no longer being reported as a geographic location. Instead, Middle East and Africa is now combined with Europe and called Europe, Middle East & Africa (“EMEA”), and Latin America is now part of the new geographic location called Americas (replacing North America as a geographic location).
The new reporting of FTE's by geography has no impact on previously reported FTE's. The new reporting of FTE's by geography includes a reallocation of 14 FTE's from Rest of World to Americas for the year ended December 31, 2022.

E. Share Ownership

The information set forth under "Item 6. Directors, Senior Management and Employees - Compensation” and "Item 7. Major Shareholders and Related Party Transactions” is incorporated by reference.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership

The following table presents information relating to the beneficial ownership of our Class A ordinary shares and Class B voting rights shares as of December 31, 2024:

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
The percentage of outstanding Class A ordinary shares and Class B voting rights shares beneficially owned is computed based on 289,296,343 Class A ordinary shares and 345,437,500 Class B voting rights shares outstanding as of December 31, 2024. Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of December 31, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. The numbers and percentages below will not foot due to the unique calculus required by Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated below, the business address for each beneficial owner is On Holding AG, Förrlibuckstrasse 190, 8005 Zurich, Switzerland.

Shareholders	Class A Ordinary Shares	%	Class B Voting Rights Shares	%	% of Total Voting Power	% of Total Economic Ownership

Executives:
Olivier Bernhard	5,447,701	1.9%	113,725,000	32.6%	18.7%	5.2%
Caspar Coppetti	3,117,712	1.1%	107,475,000	30.8%	17.3%	4.3%
David Allemann	3,697,713	1.3%	101,225,000	29.0%	16.4%	4.3%
Martin Hoffmann	1,706,624	0.6%	19,412,500	5.6%	3.3%	1.1%
Marc Maurer	1,206,689	0.4%	19,412,500	5.6%	3.2%	1.0%
5% or Greater Shareholders:
FMR LLC(1)	28,875,965	10.0%	—	—%	4.5%	8.9%
Carlos Alberto da Veiga Sicupira(2)	19,833,971	6.9%	—	—%	3.1%	6.1%
Marc Lemann(3)	18,002,457	6.2%	—	—%	2.8%	5.6%
AllianceBernstein L.P.(4)	17,378,277	6.0%	—	—%	2.7%	5.4%
Other Directors:
Alex Pérez(5)	10,054,922	3.5%	—	—%	1.6%	3.1%
Kenneth A. Fox(6)	2,967,642	1.0%	—	—%	0.5%	0.9%
Dennis Durkin	90,903	—%	—	—%	—%	—%
Amy Banse	69,412	—%	—	—%	—%	—%
Laura Miele	2,159	—%	—	—%	—%	—%
All directors and executive officers as a group (ten persons)	28,361,477	9.8%	361,250,000	100.0%	59.8%	19.7%

(1)    As of December 31, 2024, FMR LLC had sole voting and dispositive power over 28,875,965 Class A ordinary shares, based on a Form 13F filed with the SEC on February 13, 2025. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. This information is based on a Schedule 13G/A filed with the SEC on February 9, 2024, except as otherwise noted.
(2)    Consists of (i) 19,712,048 Class A ordinary shares held by CHL Investment Fund Ltd. ("CHL") and (ii) 121,923 Class A ordinary shares beneficially owned by Mr. Sicupira's spouse, of which Mr. Sicupira may be deemed to share beneficial ownership. CHL is an investment fund, which is ultimately beneficially owned by Mr. Sicupira. The address for Mr. Sicupira is Attn. Mr. Filipe Romao - Uria Menendez, Praca Marques de Pombal, 12, 1250-162 Lisbon, Portugal. The address for CHL is Goodman's Bay Corporate Centre, 2nd

Floor, 309 West Bay Street, PO Box SP61567, Nassau, Bahamas. This information is based on a Schedule 13G filed with the SEC on October 31, 2024.
(3)    Consists of 18,002,457 Class A ordinary shares held by MAAI Ltd. ("MAAI"). MAAI is a company controlled by Marc Lemann. The address for Marc Lemann is Rua Dr. Renato Paes de Barros, 1017, 15th floor, Sao Paulo – SP, Brazil CEP 04530-001. The address for MAAI is C/O BVC Services Ltd., Bahamas Financial Centre, 2nd Floor, Shirley & Charlotte Streets, PO Box N-1175, Nassau, The Bahamas. This information is based on a Schedule 13G filed with the SEC on December 30, 2021.
(4)    As of December 31, 2024, AllianceBernstein L.P. had sole voting power over 14,561,443 Class A ordinary shares and sole dispositive power over 17,378,277 Class A ordinary shares. The address of AllianceBernstein L.P. is 501 Commerce Street, Nashville, TN 37203. This information is based on a Form 13F filed with the SEC on February 12, 2025.
(5)    Consists of (i) 10,010,942 Class A ordinary shares held by Mr. Pérez in his individual capacity and (ii) 43,980 Class A ordinary shares held by Point Break Capital GP Ltd ("PBC GP Ltd"). Mr. Pérez is a member and director of PBC GP Ltd, holding joint discretion over the assets of that entity. None of PBC GP Ltd’s directors (including Mr. Pérez) have authority to act singly to represent PBC GP Ltd or to manage its investment in On. The address for Mr. Pérez and PBC GP Ltd is c/o Point Break Capital Management LLC, 3550 Biscayne Blvd., Suite 600, Miami, FL 33137.
(6)    Consists of (i) 2,369,321 Class A ordinary shares held by Mr. Fox in his individual capacity, (ii) 344,266 Class A ordinary shares held by Stripes GP III, LLC (“Stripes GP III”) and (iii) 254,055 Class A ordinary shares held by Stripes GP IV, LLC (“Stripes GP IV”). Mr. Fox is the managing member of Stripes Holdings, LLC, which controls Stripes GP III and Stripes GP IV, and may be deemed to have sole voting and dispositive control over certain of the shares held by Stripes GP III and Stripes GP IV. The address of Mr. Fox, Stripes GP III and Stripes GP IV is c/o Stripes, LLC, 40 10th Avenue, New York, NY 10014. This information is based on a Schedule 13G/A filed with the SEC on February 12, 2024.

Significant Changes in Ownership
According to a Schedule 13G/A filed with the SEC on November 8, 2024, Morgan Stanley and Morgan Stanley Investment Management Inc. no longer beneficially own more than 5% of our Class A ordinary shares.
According to a Schedule 13G/A filed with the SEC on February 12, 2024, Stripes III, LP, Stripes IV, LP and Stripes Secondary Holdings I, LP no longer beneficially own more than 5% of our Class A ordinary shares.
To our knowledge, and based on Section 13 filings with the SEC, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there have been no other significant changes in the percentage ownership held by any major shareholder during the past three years.

Holders
As of December 31, 2024, we had 8 shareholders of record. We estimate that as of December 31, 2024, approximately 94% of our outstanding Class A ordinary shares are held by 2 U.S. record holders. This estimation takes into account that any Class A ordinary shares held by the executive officers shown in the table above are not held by a U.S. holder. Since some of the shares are held by nominees, the number of shareholders may further not be representative of the number of beneficial owners.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2022 with any of our executive officers, directors or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under "Item 6. Directors and Senior Management.”

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

Other Related Party Transactions
For additional information on related party transactions, see Note 6.5 Related parties in the Company’s annual consolidated financial statements contained in this Annual Report.

C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements".

Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. The results of litigation and claims cannot be predicted with certainty. As of the date of this Annual Report, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

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

B. Plan of Distribution
Not applicable.

C. Markets
See “Item 9.A Offer and Listing Details.”

D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital
As of December 31, 2024, we have a share capital of CHF 33.7 million, divided in 302,455,664 authorized Class A ordinary shares, CHF 0.10 par value, of which 289,296,343 are outstanding, and 345,437,500 authorized and outstanding Class B voting rights shares, CHF 0.01 par value. The Company is registered in the commercial register of the canton of Zurich.

B. Memorandum and Articles of Association
When we refer to our articles of association in this Annual Report, we refer to our amended and restated articles of association filed with the SEC on November 12, 2024. Refer to “Exhibit 99.3” on Form 6-K, filed on November 12, 2024, with the SEC and available at www.sec.gov.

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
•to structure the accounting systems, the reporting systems and financial controls, as well as the financial planning of the Company;
•to appoint and remove the persons entrusted with the management and representation of the Company;
•to exercise the ultimate supervision over the persons entrusted with the management, in particular with respect to compliance with the law and with the articles of association, organizational regulations or any directives, policies or guidelines;
•to prepare the annual report (including, to the extent required, the management report, the consolidated financial statements, the annual statements, and the compensation report), and receive the report of the statutory auditors, as well as of the reports of the board committees;
•to prepare the general meetings of shareholders and to implement the general meetings' resolutions;
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

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular the direct management, to a single or to several of its members, to committees or to third parties (such as executive officers) who need be neither members of the board of directors nor shareholders. The board of directors will ensure appropriate reporting to its members. Pursuant to Swiss law and our articles of association, details of the delegation and other procedural rules such as quorum requirements have been set in the organizational regulations established by the board of directors.

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
Our annual report, the compensation report and the auditors' report must be made available electronically for inspection by the shareholders no later than 20 days prior to the general meeting of shareholders. If such documents are not available electronically, a shareholder may request that a copy is sent to it.

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

Transfer of Shares
Shares in uncertificated form (Wertrechte) may only be transferred by way of written assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules.
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

Compulsory Acquisitions; Appraisal Rights
Business combinations and other transactions that are governed by Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of October 3, 2003, as amended (the “Swiss Merger Act”) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented.
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

Changes to shareholder rights

Ordinary Capital Increase, Conditional Share Capital and Capital Band
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
Furthermore, under the CO, our shareholders, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may:
•authorize our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the existing share capital registered in the Commercial Register in the form of conditional share capital (bedingtes Aktienkapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or to our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); and/or
•create a capital band (Kapitalband) authorizing our board of directors at any time within 5 (five) years to increase or decrease the share capital of the Company by a maximum amount of 50% of the existing the share capital registered in the Commercial Register. As of January 1, 2023 the capital band has replaced the authorized share capital (genehmigtes Aktienkapital), which has been abolished. Existing authorized share capital may remain in place until it expires but it may no longer be renewed and no new authorized share capital may be created.

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

•approving the annual and management report, the annual statutory and consolidated financial statements and determining the allocation of profits shown on the balance sheet, in particular with regard to dividends;
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

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or the general meeting of shareholders or, under certain circumstances, by the Company’s auditors, liquidator or the representatives of bondholders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 5% of the share capital or of the voting rights of our share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. In case of capital loss (Kapitalverlust), i.e. if, based on our stand-alone annual statutory balance sheet, the assets less the liabilities no longer cover half of the sum of our share capital, the statutory capital reserves (gesetzliche Kapitalreserven) not to be repaid to the shareholders and the statutory retained earnings (gesetzliche Gewinnreserven), our board of directors shall take measures to rectify such loss of capital. Where necessary, it shall take further measures to restructure the Company or shall request the general meeting to approve such measures, if they fall within the competence of the general meeting.

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

The same voting requirements apply to resolutions regarding transactions among corporations based on the Swiss Merger Act. See “—Articles of Association— Compulsory Acquisitions; Appraisal Rights.”
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

Differences in the law
The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Obligationenrecht) applicable to our Company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, refer to the Delaware General Corporation Law, Swiss law, and our governing articles of association, organizational regulations, and committee charters.

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
Pursuant to the Swiss Code of Obligations (into which the provisions of the former [and no longer valid] Swiss Ordinance against excessive compensation in listed stock corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) have been transposed with effect as of January 1, 2023), the general meeting of shareholders has the non-transferable right, amongst others, to vote separately and bindingly on the aggregate amount of compensation of the members of the board of directors, of the executive board and of the advisory boards.

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
Shareholders of a Swiss corporation may exercise their voting rights in a general meeting of shareholders. Shareholders can only act by written consent if no shareholder requests a general meeting of shareholders. The articles of association must allow for (independent) proxies to be present at a general meeting of shareholders. The instruction of such (independent) proxies may occur in writing or electronically.

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
At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. No resolution may be taken on proposals relating to the agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights (as is the case in our articles of association, which already reflect lower thresholds as per the recent Swiss corporate law reform):

•one or several shareholders together representing at least 5% of the share capital or the voting rights may request in writing that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•one or several shareholders together representing shares with a par value of at least 0.5% of the share capital or representing at least 0.5% of the voting rights, may request in writing that an agenda item including a specific proposal be put on the agenda for a scheduled general meeting of shareholders, provided such request is made with appropriate lead time.

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
Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the board of directors, (ii) the (co-)chairperson(s) of the board of directors, (iii) the members of the compensation committee, (iv) the independent proxy for a term of office of one year (i.e., until the following annual general meeting of shareholders), as well as the vote on the aggregate amount of compensation of the members of the board of directors, of the executive committee and of the members of any advisory board, is mandatory for listed companies.

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

There are a number of resolutions, such as an amendment of the stated purpose of the corporation, the introduction of conditional capital and of a capital band and the introduction of shares with preferential voting rights, that require the approval by two-thirds of the voting rights and an absolute majority of the par value of the shares represented at such general meeting of shareholders. The articles of association may increase these voting thresholds.

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

Payments out of a Swiss corporation’s share capital (in other words, the aggregate par value of the corporation’s registered share capital) in the form of dividends are not allowed and may be made only by way of a share capital reduction. Dividends may be paid only from the profits of the previous business year or brought forward from previous business years or if the corporation has freely distributable reserves, each as evidenced by the corporation’s audited stand-alone statutory balance sheet prepared pursuant to Swiss law, after allocations to reserves required by Swiss law and the articles of association have been deducted and the corporation’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.

Swiss corporations are permitted to pay interim dividends out of the current business year’s profits based on an audited interim account.

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

The creation of conditional share capital requires at least two-thirds of the voting rights represented at the general meeting of shareholders and an absolute majority of the par value of shares represented at such meeting. Shares are created and issued out of conditional share capital through the exercise of options or of conversion rights that the board of directors may grant in relation to, e.g., debt instruments or employees.

Changes in capital
The requirements of the articles of association regarding changes in capital are not more stringent than the requirements of Swiss law.

C. Material Contracts
Neither the Company nor its subsidiaries has been a party, within the two years immediately preceding this Annual Report, to a contract that is material to the Company, other than (i) contracts entered into in the ordinary course of business and (ii) the credit facility described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

E. Taxation
The following summary contains a description of certain Swiss and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A ordinary shares. The summary is based upon the tax laws of Switzerland and regulations thereunder and upon the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Swiss Tax Considerations

Withholding Tax
Under present Swiss tax law, dividends due and similar cash or in-kind distributions made by the Company to a shareholder of Class A ordinary shares (including liquidation proceeds, bonus shares and taxable repurchases of Class A ordinary shares as described above) are subject to Swiss federal withholding tax (“Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The Company is obliged to deduct the Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution. The repayment of the par value of the Class A ordinary shares and any repayment of qualifying additional paid-in capital (capital contribution reserves confirmed by Swiss Federal Tax Administration, Reserven aus Kapitaleinlagen bestätigt durch die Eidgenössische Steuerverwaltung), within the limitations accepted by the legislation in force when such dividend becomes due and the respective administrative practice, are not subject to the Withholding Tax.
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

Swiss Federal Stamp Taxes
Any transactions in Class A ordinary shares in the secondary markets are subject to Swiss securities turnover tax at an aggregate rate of 0.15% of the consideration paid for such Class A ordinary shares, however, only if a bank or other securities dealer in Switzerland or Liechtenstein, as defined in the Swiss Federal Stamp Tax Act (Stempelabgabengesetz), is a party or an intermediary to the transaction and no exemption applies.

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
Based on the market price of our Class A ordinary shares during 2024 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2024 taxable year. Even if we have determined that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. The determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2024 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its Class A ordinary shares. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Class A ordinary shares it holds at their fair market value on the “qualification date,” which may result in recognition of gain (but not loss) without the receipt of any corresponding cash. If the deemed dividend election is made, the U.S. Holder must include in income its pro rata share of our post-1986 earnings and profits attributable to the Class A ordinary shares held on the “qualification date” without the receipt of any corresponding cash. After the deemed sale or deemed dividend election, the U.S. Holder’s Class A ordinary shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.
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
Our website is www.on.com. We make available, free of charge, on our website our Annual Reports on Form 20-F, Reports on Form 6-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On November 12, 2024, we filed with the SEC our amended and restated memorandum and articles of association to increase the number of authorized Class A ordinary shares. Refer to “Exhibit 99.3” on Form 6-K, filed on November 12, 2024, with the SEC and available at www.sec.gov. See Item 10, “A. Share Capital” for additional information.

ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, authorized, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Our management, under the supervision and with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on such evaluation the Co-Chief Executive Officers and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

(b) Management's Annual Report on Internal Controls Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Company’s Co-Chief Executive Officers and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. This assessment was performed under the direction and supervision of our Co-Chief Executive Officers and our Chief

Financial Officer, and based on criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management, including our Co-Chief Executive Officers and our Chief Financial Officer, has concluded that our internal control over financial reporting was effective as of December 31, 2024.

(c) Attestation Report of the Registered Independent Public Accounting Firm
Refer to the report of PricewaterhouseCoopers AG, Switzerland, an independent registered public accounting firm, see “Item 18. Financial Statements—Report of independent registered public accounting firm.”

(d) Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under Exchange Act) that occurred during the fiscal year ended December 31, 2024 covered by this Annual Report that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Audit Committee
Our board of directors has determined that Dennis Durkin, Laura Miele and Alex Perez are all considered an “audit committee financial expert” as such term is defined in the rules of the SEC. Our board of directors has also determined that Dennis Durkin, Laura Miele and Alex Perez satisfy the “independence” requirements set forth in Rule 10A-3 of the Exchange Act and NYSE listing standards. We have a fully independent audit committee.
For information relating to the qualifications and experience of each audit committee member, see “Item 6. Directors, Senior Management and Employees,” incorporated herein by reference.

ITEM 16B. CODE OF ETHICS
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available to the general public on our website https://investors.on.com under Governance (Governance Documents - On Code of Conduct). The information on our website is not incorporated into this Annual Report. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the year ended December 31, 2024 and 2023, PricewaterhouseCoopers AG (PwC) was the Company's auditor for the IFRS Accounting Standards and statutory accounts.
The following table sets forth the amount of fees, by type of service category, charged by PwC to our Company during fiscal 2024 and fiscal 2023.

	Fiscal year ended December 31,
(CHF in millions)	2024	2023

Audit fees(1)	1.5	1.4
Audit-related fees(2)	—	—
Tax fees(3)	0.1	0.1
All other fees(4)	—	0.1
Total	1.6	1.6

(1)    “Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PwC for the audit of our annual financial statements and review of our interim financial statements.
(2)    “Audit-related fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PwC for assurance or other services reasonably related to, but not directly a part of, the performance of the audit.
(3)    “Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by PwC for tax compliance and tax advice.
(4)    “All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, our audit committee reviews and pre-approves all audit services and permissible non-audit services provided to us that are performed by PwC. All of the services related to our Company provided by PwC listed above have been pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2024, no purchases of our equity securities were made by or on behalf of On Holding AG or any affiliated purchaser.

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
• Exemption from quorum requirements applicable to meetings of shareholders. Swiss law does not have such quorum requirements.
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
• Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans. Our amended and restated articles of association provide that our board of directors is authorized, in certain instances, to issue a certain number of Class A ordinary shares without pre-approval by our shareholders, as well as Class B voting rights shares to members of our extended founder team under employee participation plans.

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Our board of directors has adopted an Insider Trading Policy which governs the purchase, sale, and/or other dispositions of our securities by our directors, officers, other key employees, and covered persons which we believe is reasonably designed to ensure compliance with applicable insider trading rules, regulations, and listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19 to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk management and strategy
The Company has cybersecurity risk management processes in place to identify, assess, and manage material risks from cybersecurity threats to protect the confidentiality, integrity, and availability of our IT systems and information. The Company’s risk assessment process also includes an established process of due diligence for third-party suppliers, assessing potential privacy and security risks occurring both before and after integration. Our cybersecurity risk management process is part of the Company’s overall enterprise risk management ("ERM") process.
We engaged an independent IT auditor to perform a cybersecurity assessment based on the National Institute of Standards and Technology cybersecurity framework. We continue to engage IT consultants to perform independent IT security assessments of our key IT assets inclusive of web application and network infrastructure. The Company also performs continuous bug bounty programs focused on identifying and rectifying vulnerabilities on our key applications and has a centralized identity and provisioning management system and employees are assessed and trained on a monthly basis via the performance of phishing simulations to provide “experiential learning” on how to recognize phishing attempt. We also manage employee devices through a centralized Mobile Device Management ("MDM"), allowing us to secure and enforce policies within our network. MDM solutions also allow the Company to remotely configure settings, deploy apps, enforce security protocols, and monitor device usage. Employee devices are also protected against malicious activities and threats. Additionally, our engineering teams leverage advanced security tools to identify and address potential security issues during the build and deployment process.
While On maintains cybersecurity insurance, coverage may not fully mitigate all financial impacts associated with cybersecurity threats or disruptions. While prior incidents have not materially affected our business strategy, results of operations or financial condition, and although our processes are designed to help prevent, detect, respond to, and mitigate the impact of such incidents, there is no guarantee that a future cybersecurity incident would not materially affect our business strategy, results of operations or financial conditions
For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition, refer to Item 3.D, "Risk Factors," in this Annual Report, including the risk factor titled “A security breach, including a cybersecurity incident or other disruption to our IT systems could result in adverse effects on the confidentiality, integrity, or availability of our IT systems or any information residing therein, including the loss, theft, misuse, unauthorized disclosure, or unauthorized access of customer, supplier, or sensitive company information or could disrupt our operations. Such cybersecurity threats could damage our relationships with customers, suppliers or employees, expose us to litigation or regulatory proceedings, or harm our reputation, any of which could materially adversely affect our business strategy, financial condition or results of operations.”

Governance
While every individual at the Company contributes to managing cybersecurity risks, our board of directors is responsible for overseeing our ERM activities, including material risks related to cybersecurity threats. The board of directors receives an update on the Company’s ERM process and the risk trends related to cybersecurity at least annually. To help ensure effective oversight, the board of directors also receives reports on information security and cybersecurity from the Chief Technology Officer ("CTO") periodically throughout the year.
On's CTO is responsible for the assessment and management of material risks from cybersecurity threats, sits on the Company's senior leadership board and reports directly to our Co-CEO, CFO. The Company's information security function, which reports directly to our CTO, performs ongoing assessments to identify and mitigate cybersecurity threats. Our information security function has the required expertise with cybersecurity, as demonstrated by prior work experience, possession of a cybersecurity certification or degree, or other cybersecurity experience. The CTO and information security function also monitor the prevention, detection, and remediation of cybersecurity incidents and work closely with the Company's ERM team to ensure a consistent risk management process. This includes periodic reporting to the extended founder team, board of directors, and to the Company's group reporting team when any cybersecurity incidents identified are deemed material.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements and the related notes required by Item 18 are in included in this Annual Report, beginning on page F-1. The report of PricewaterhouseCoopers AG (PCAOB ID: 1358), the Company's independent registered accounting firm with respect to the referenced financial statements is included on page F-2.

ITEM 19. EXHIBITS

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Amended and Restated Articles of Association of On Holding AG*	Form 6-K	001-40795	99.3	November 12, 2024
2.1	Description of Securities**
4.1	Shareholders’ Agreement by and among On Holding AG and the extended founder team of On Holding AG*	Form F-1/A	333-258998	10.1	September 7, 2021
4.2	On Holding AG Long Term Incentive Plan 2020-2023*	Form F-1	333-258998	10.2	August 23, 2021
4.3	Amendment 2021 to the Long Term Incentive Plan 2020-2023*	Form F-1	333-258998	10.3	August 23, 2021
4.4	Second Amendment 2021 to the On Holding AG Long Term Incentive Plan 2018*	Form F-1	333-258998	10.7	August 23, 2021
4.5	On Holding AG Level Two Participation Plan*	Form F-1	333-258998	10.8	August 23, 2021
4.6	Amendment 2021 to Level Two Participation Plan*	Form F-1	333-258998	10.9	August 23, 2021
4.7	Second Amendment 2021 to Level Two Participation Plan*	Form F-1	333-258998	10.10	August 23, 2021
4.8	Form of On Holding AG Long Term Incentive Plan 2021*	Form F-1/A	333-258998	10.14	September 7, 2021
4.9	On Holding AG Founders’ Grants Plan*	Form F-1	333-258998	10.15	August 23, 2021
4.1	On Holding AG Tax Recognition Grants Plan*	Form S-8	333-268853	99.1	December 16, 2022
4.11	Form of Indemnification Agreement*	Form F-1	333-258998	10.16	August 23, 2021
4.12	Amendment 2023 to On Holding AG Long Term Incentive Plan 2021*	Form 20-F	001-40795	4.18	March 21, 2023

4.13
Credit Facility Agreement, dated as of July 7, 2023, by and among On Holding AG, as guarantor, On AG, as borrower and guarantor, and On Inc., as guarantor, and UBS Switzerland AG, as lead arranger, bookrunner, agent, security agent and lender, and the other lenders party thereto**

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

15.1	Consent of PricewaterhouseCoopers AG**
19.1	Insider Trading Policy**
97.1	On Holding AG Financial Statement Compensation Recoupment Policy**

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Incorporated by reference
**    Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

On Holding AG

Dated: March 4, 2025

By: /s/ Marc Maurer
Name: Marc Maurer
Title: Co-Chief Executive Officer

By: /s/ Martin Hoffmann
Name: Martin Hoffmann
Chief Financial Officer and Co-Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of On Holding AG

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of On Holding AG and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accounting for lease contracts

As described in Note 3.4 to the consolidated financial statements, the Company’s right-of-use assets balance was CHF 323.6 million (net) and lease liabilities amounting CHF 347.6 million as of December 31, 2024. Management uses judgement to determine the lease term for some lease contracts which include extension or termination options and to determine the incremental borrowing rate. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term which significantly affects the amount of right-of-use assets and lease liabilities recognized. A reassessment only happens when a significant event or change in circumstance occurs that is within the control of the Company and affects whether it is reasonably certain to exercise an option.

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

/s/ PricewaterhouseCoopers AG
Zurich, Switzerland

March 4, 2025
We have served as the Company's auditor since 2013.

Consolidated statements of income

		Year ended December 31,
(CHF in millions)	Notes	2024	2023	2022

Net sales	2.1	2,318.3	1,792.1	1,222.1
Cost of sales		(912.6)	(724.8)	(537.2)
Gross profit		1,405.7	1,067.2	684.9
Selling, general and administrative expenses	2.3	(1,194.2)	(887.0)	(599.8)
Operating result		211.6	180.2	85.1
Financial income	4.4	23.5	11.5	5.7
Financial expenses	4.4	(23.1)	(11.3)	(6.4)
Foreign exchange gain / (loss)	4.4	67.7	(111.4)	(6.5)
Income before taxes		279.6	69.1	77.9
Income tax benefit / (expense)	6.4	(37.4)	10.5	(20.2)
Net income		242.3	79.6	57.7
Earnings per share	4.6
Basic EPS Class A (CHF)		0.75	0.25	0.18
Basic EPS Class B (CHF)		0.07	0.02	0.02

Diluted EPS Class A (CHF)		0.74	0.25	0.18
Diluted EPS Class B (CHF)		0.07	0.02	0.02

Consolidated statements of comprehensive income

		Year ended December 31,
(CHF in millions)	Notes	2024	2023	2022

Net income		242.3	79.6	57.7
Net actuarial result from defined benefit plans	6.2	(1.2)	(3.4)	4.4
Taxes on net actuarial result from defined benefit plans	6.4	0.2	0.7	(0.9)
Items that will not be reclassified to income statement		(1.0)	(2.7)	3.5
Foreign currency translation effect		6.9	(7.0)	(0.1)
Taxes on foreign currency translation effect		(0.1)	—	—
Items that will be reclassified to income statement when specific conditions are met		6.8	(7.0)	(0.1)
Other comprehensive income / (loss), net of tax		5.8	(9.7)	3.4
Total comprehensive income		248.0	69.8	61.1

Consolidated balance sheets

(CHF in millions)	Notes	12/31/2024	12/31/2023

Cash and cash equivalents	4.1	924.3	494.6
Trade receivables	3.1	246.1	204.8
Inventories	3.2	419.2	356.5
Other current financial assets	4.2	56.4	34.2
Other current operating assets	3.6	113.7	61.2

Current assets		1,759.7	1,151.3

Property, plant and equipment	3.3	127.2	93.6
Right-of-use assets	3.4	323.6	214.0
Intangible assets	3.5	58.3	64.6
Deferred tax assets	6.4	107.8	69.5

Non-current assets		617.0	441.7

Assets		2,376.7	1,593.0

Trade payables		166.5	65.1
Current lease liabilities	3.4	59.1	38.7
Other current financial liabilities	4.3	51.3	14.8
Other current operating liabilities	3.6	299.3	156.4
Current provisions	6.3	21.7	7.1
Income tax liabilities		62.5	23.5

Current liabilities		660.4	305.6

Employee benefit obligations	6.2	8.6	2.2
Non-current provisions	6.3	14.9	10.0
Non-current lease liabilities	3.4	288.5	190.3
Other non-current financial liabilities	4.3	1.7	—
Deferred tax liabilities	6.4	10.8	10.5

Non-current liabilities		324.5	212.9

Share capital	4.5	33.7	33.5
Treasury shares	4.5	(26.8)	(26.7)
Capital reserves	4.7	1,210.0	1,140.8
Other reserves	4.7	(4.0)	(9.8)
Retained earnings / (losses)		178.9	(63.3)

Equity		1,391.8	1,074.5

Equity and liabilities		2,376.7	1,593.0

Consolidated statements of cash flows

		Year ended December 31,
(CHF in millions)	Notes	2024	2023	2022

Net income		242.3	79.6	57.7
Adjustments for:
Share-based compensation	6.1	57.5	27.3	38.3
Employee benefit expenses	6.2	5.2	(7.5)	4.8
Depreciation and amortization	3.3,3.4,3.5	104.6	64.9	46.4
Loss on disposal of assets		0.7	0.6	0.9
Interest income and expenses		(7.2)	(4.5)	(0.8)
Net exchange differences		(70.9)	102.9	(8.3)
Income taxes	6.4	37.4	(10.5)	20.2
Change in working capital		46.1	(101.2)	(285.8)
Trade receivables		(30.1)	(46.9)	(78.6)
Inventories		(27.8)	(10.0)	(273.0)
Trade payables		104.0	(44.3)	65.8
Change in other current assets / liabilities	3.6	95.7	93.4	(67.6)
Change in provisions	6.3	18.0	4.8	(7.4)
Interest received		22.5	11.0	5.6
Income taxes paid		(41.2)	(28.6)	(31.0)
Cash inflow / (outflow) from operating activities		510.6	232.1	(227.0)

Purchase of property, plant and equipment	3.3	(60.5)	(42.8)	(60.3)
Proceeds from disposal of tangible assets		0.1	—	—
Purchase of intangible assets	3.5	(4.5)	(4.4)	(22.7)
Cash (outflow) from investing activities		(64.9)	(47.1)	(82.9)

Payments of lease liabilities	3.4	(51.3)	(25.5)	(15.4)
Proceeds from issuance of shares	4.5	0.2	—	—
Proceeds on sale of treasury shares related to share-based compensation	4.5	10.9	10.1	26.4
Interest paid	4.4	(15.3)	(6.5)	(4.7)
Cash inflow / (outflow) from financing activities		(55.4)	(21.8)	6.3

Change in net cash and cash equivalents	4.1	390.4	163.2	(303.6)
Net cash and cash equivalents as of January 1		494.6	371.0	653.1
Net impact of foreign exchange rate differences		39.4	(39.6)	21.5
Net cash and cash equivalents as of December 31		924.3	494.6	371.0

Consolidated statements of changes in equity

(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings / (losses)	Total equity

Balance as of January 1, 2022	33.5	(25.0)	1,044.0	(3.4)	(200.6)	848.4

Net income	—	—	—	—	57.7	57.7
Other comprehensive income	—	—	—	3.4	—	3.4
Comprehensive income 2022	—	—	—	3.4	57.7	61.1

Tax impact on equity transaction costs	—	—	(5.1)	—	—	(5.1)
Share-based compensation	—	—	38.3	—	—	38.3
Purchase of treasury shares	—	(1.6)	—	—	—	(1.6)
Sale of treasury shares	—	0.5	27.9	—	—	28.4
Balance as of December 31, 2022	33.5	(26.1)	1,105.1	—	(142.9)	969.5

Net income	—	—	—	—	79.6	79.6
Other comprehensive loss	—	—	—	(9.7)	—	(9.7)
Comprehensive income / (loss) 2023	—	—	—	(9.7)	79.6	69.8

Tax impact on equity transaction costs	—	—	(1.9)	—	—	(1.9)
Share-based compensation	—	—	27.3	—	—	27.3
Purchase of treasury shares	—	(0.8)	—	—	—	(0.8)
Sale of treasury shares	—	0.2	10.4	—	—	10.7
Balance as of December 31, 2023	33.5	(26.7)	1,140.8	(9.8)	(63.3)	1,074.5

Net income	—	—	—	—	242.3	242.3
Other comprehensive income	—	—	—	5.8	—	5.8
Comprehensive income 2024	—	—	—	5.8	242.3	248.0

Capital increase	0.2	—	—	—	—	0.2
Share-based compensation	—	—	57.5	—	—	57.5
Purchase of treasury shares	—	(0.4)	—	—	—	(0.4)
Sale of treasury shares	—	0.3	11.7	—	—	11.9
Balance as of December 31, 2024	33.7	(26.8)	1,210.0	(4.0)	178.9	1,391.8

Notes to the consolidated financial statements
1 Basis for preparation

1.1 Corporate information
On Holding AG and its consolidated subsidiaries (together "On" or the "Company") is engaged in developing and distributing innovative premium performance sports products, sold worldwide through our Wholesale sales channel, and through our Direct-to-Consumer sales channel (i.e., through On's e-commerce website and On's owned and operated retail stores).
On is a publicly traded company on the New York Stock Exchange, trading under the ticker symbol "NYSE: ONON".
These annual consolidated financial statements (the "financial statements”) have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") (the “IFRS Accounting Standards”) and present the financial position and the results of operations of On. On Holding AG is a limited company incorporated in accordance with Swiss law under a private statute and is domiciled at Förrlibuckstrasse 190, Zurich, Switzerland.
The financial statements for the year ended December 31, 2024 were authorized for issuance by the board of directors of the Company on March 4, 2025.

1.2 About the financials
The financial statements of On
•have been prepared in accordance with IFRS Accounting Standards,
•include the values of On Holding AG and its domestic and foreign subsidiaries as of December 31, 2024 over which On Holding AG exercised direct or indirect control,
•present fiscal years which correspond to the calendar year,
•present note disclosures related to the consolidated balance sheets as of December 31 and consolidated statements of income, comprehensive income, cash flows, and changes in equity for the respective year,
•are published in Swiss Francs (CHF), the presentation currency of On Holding AG, rounded to millions, unless otherwise stated,
•contain certain numerical figures shown as totals in some tables that may not be an arithmetic aggregation of the figures that preceded them due to rounding,
•with respect to financial information, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero,
•include prior year comparative amounts that have been reclassified to conform with current year presentation, none of which had any impact on the Company's results of operations, financial condition, or any other financial statement,
•use the historical cost convention except for items that are required to be accounted for at fair value, and
•present the applicable accounting policy within the respective note disclosures.

1.3 Oniverse

		Equity interest
Entity	Domicile	12/31/2024	12/31/2023
On Holding AG	Zurich, CH
On AG	Zurich, CH	100%	100%
On Brazil Ltda.	Sao Paulo, BR	100%	100%
On Cloud Service GmbH	Berlin, DE	100%	100%
On Clouds GmbH	Zurich, CH	100%	100%
On Clouds Inc.	Dover, DE, USA	100%	100%
On Europe AG	Zurich, CH	100%	100%
On Experience 1-12, LLC(1)	Delaware, USA(1)	100%	100%
On Hong Kong Limited	Hong Kong, SAR of CN	100%	100%
On Inc.	Portland, OR, USA	100%	100%
On Italy S.r.l.	Milan, IT	100%	100%
On Japan K.K.	Yokohama, JP	100%	100%
On Korea Ltd.	Seoul, Korea	100%	100%
On Oceania Pty Ltd.	Melbourne, AU	100%	100%
On Running Canada Inc.	Vancouver, CA	100%	100%
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	100%	100%
On Running UK Ltd.	London, UK	100%	100%
On Services UK Ltd.	London, UK	100%	0%
On Vietnam Co. Ltd.	Ho Chi Minh City, VN	100%	100%
Brunner Mettler GmbH	Zurich, CH	100%	100%
(1) On Experience 1-12, LLC consists of twelve entities (retail stores). They are all 100% owned as of December 31, 2024 and are all 100%
owned as of December 31, 2023, excluding On Experience 9-12, LLC entities, which were —% owned as of December 31, 2024 (entities did not exist as of December 31, 2023).

Accounting policies
“Oniverse” represents the legal group structure of the On. Entities are fully consolidated from the date on which control is transferred to On Holding AG, the parent company of the group. Control is achieved when On is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

For the consolidated entities, all assets, liabilities, income, and expenses are included in the financial statements. All intercompany balances and transactions (including unrealized profits on inventories) are fully eliminated in the process of consolidation.

1.4 New and amended standards and interpretations
On has adopted the following amendments for fiscal year 2024. The amendments did not have a material impact on the consolidated financial statements.

On May 2023, the IASB issued amendments to IAS 12 Income taxes, International Tax Reform - Pillar Two Model Rules. The amendments include a temporary and mandatory exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The Company has relied on this exception. Refer to note 6.4 Income taxes for the Pillar Two income tax disclosure.

Description	Standard Reference	IASB Effective Date

Classification of Liabilities as Current or Non-current	Amendments to IAS 1	January 1, 2024
Non-current Liabilities with Covenants	Amendments to IAS 1	January 1, 2024
Supplier Finance Arrangements	Amendments to IAS 7 and IFRS 7	January 1, 2024
Sale and Leaseback Transactions	Amendment to IFRS 16	January 1, 2024

On is currently assessing the adoption of the standards listed below (excluding "Amendments to IAS 21") and has not applied any of the following new and revised IFRS Accounting Standards that have been issued by the IASB but are not yet effective. On does not expect Amendments to IAS 21 to have a material impact on the Company`s consolidated financial statements and disclosures.

Description	Standard Reference	IASB Effective Date

The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	Amendments to IAS 21	January 1, 2025
Amendments to the Classification and Measurement of Financial Instruments	Amendments to IFRS 9 and IFRS 7	January 1, 2026
Presentation and Disclosure in Financial Statements	IFRS 18	January 1, 2027

IFRS 18 – Presentation and Disclosures in Financial Statements that will replace International Accounting Standards ("IAS") 1 – Presentation of Financial Statements from its effective date, was issued on April 9, 2024 by the IASB. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The accounting standard introduces three new defined categories for income and expenses - operating, investing and financing, and requires all companies to provide certain new defined subtotals. IFRS 18 also requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures. Moreover, the accounting standard sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires companies to provide more transparency about operating expenses. IFRS 18 will be retroactively effective for annual reporting periods beginning on or after January 1, 2027, but early adoption is permitted. On is evaluating the impact of IFRS 18 on the Company's financial statements and disclosures.

1.5 Significant accounting judgments, estimates, and assumptions
The preparation of financials in conformity with IFRS Accounting Standards requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. This includes judgments, estimates, and assumptions in the ordinary course of business as well as non-operating events. Uncertainty about these judgments, assumptions, and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The judgments, estimates, and assumptions are continuously evaluated and are based on experience and other factors, including expectations of future events that are believed to be reasonable. Actual results may differ from these judgments, estimates, and assumptions. The main significant judgments, estimates, and assumptions are described in the following notes:
•3.4 Right-of-use assets and lease liabilities
•3.5 Intangible assets
•6.1 Share-based compensation
•6.2 Employee benefit obligations
•6.3 Provisions
•6.4 Income taxes

2 Operational performance

2.1 Net sales
Net sales by sales channels:

	Year ended December 31,
(CHF in millions)	2024	2023	2022

Wholesale	1,375.5	1,120.3	777.0
Direct-to-Consumer	942.8	671.8	445.1
Net sales	2,318.3	1,792.1	1,222.1

Net sales by product groups:

	Year ended December 31,
(CHF in millions)	2024	2023	2022

Shoes	2,199.6	1,711.4	1,167.5
Apparel	101.0	68.9	47.3
Accessories	17.7	11.8	7.4
Net sales	2,318.3	1,792.1	1,222.1

On generates net sales primarily from the sale of premium performance shoes, apparel, and accessories through its Wholesale ("WHS") and Direct-to-Consumer ("DTC") sales channels. The WHS sales channel involves larger volumetric sales to wholesale partners (e.g., large retailers or retail associations) and international distributors (i.e. in markets where On does not have local sales teams) with the intention of re-selling the goods. The DTC sales channel includes sales to end customers directly through On’s e-commerce platform and retail stores.

Net sales by geographic regions (based on location of customers):

	Year ended December 31,
(CHF in millions)	2024	2023	2022

Americas	1,480.3	1,162.2	763.8
thereof the United States	1,367.7	1,082.1	718.5
Europe, Middle East and Africa	577.8	488.7	378.1
thereof Switzerland	38.7	46.0	51.5
Asia-Pacific	260.2	141.1	80.2
Net sales	2,318.3	1,792.1	1,222.1

There is no single customer who accounts for more than 10% of total net sales. For details on assets and liabilities related to contracts with customers, refer to note 3.1 Trade receivables and note 3.6 Other current operating assets and liabilities, respectively. Trade receivables as shown in the consolidated balance sheets relate to the sale of the Company`s products.
As announced on Form 6-K filed with the SEC on May 2, 2023, effective in the first quarter of 2023, the Company updated its reporting of Net Sales by geography. Specifically, “Rest of World”, which represented Middle East, Africa and Latin America, is no longer being reported as a geographic location. Instead, Middle East and Africa is now combined with Europe and called Europe, Middle East & Africa (“EMEA”), and Latin America is now part of the new geographic location called Americas (replacing North America as a geographic location).
The new reporting of net sales by geography has no impact on previously reported consolidated historical total net sales or financial results. The new reporting of net sales by geography includes a reallocation of CHF 49.1 million from Rest of World, for the year ended December 31, 2022, to EMEA in the amount of CHF 23.8 million, and to Americas in the amount of CHF 25.3 million, for the year ended December 31, 2022. The below table includes Net Sales by geography previously reported for the year ended December 31, 2022.

Net sales by geographic regions as previously reported:

Year ended December 31,
(CHF in millions)	2022

Europe	354.3
thereof Switzerland	51.5
North America	738.5
Asia-Pacific	80.2
Rest of world	49.1
Net Sales	1,222.1

Accounting policies
Revenue is measured based on the consideration to which On expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. On recognizes revenue when it transfers control of a product to a customer.

Consideration promised in On’s contracts with customers is variable due to anticipated reductions from sales returns, discounts and volume rebates. Refer below for relevant judgments and accounting estimates related to sales returns. Limited judgments and estimates are not required when recognizing revenue on contracts containing discounts and volume rebates as the reduction in revenue is largely known by year end.

On sells innovative premium performance sports products through its Wholesales (WHS) and Direct-to-Consumer (DTC) sales channels.

Sales within the WHS sales channel
For sales of goods to the wholesale channel, revenue is recognized when On transfers control of the product to the wholesale partner. A receivable is recognized by On when the goods are delivered to the wholesale partner as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Payment terms for wholesale transactions depend on the country of sale or agreement with the customer and payment is generally required within 30 to 90 days or less of shipment to, or receipt by the wholesale partner. An estimated refund liability (other current financial liabilities) and a corresponding adjustment to revenue is recognized for the products expected to be returned. At the same time, On has a right to recover the product so consequently recognizes a right to returned goods (other current operating assets) and a corresponding adjustment to cost of sales.

On has several consignment arrangements with wholesale partners whereby control of the goods is retained by On. For such arrangements, revenue is recognized when the goods have been sold by the wholesale partner to the final consumer.

Sales within the DTC sales channel
For sales of goods to end consumers and retail customers, revenue is recognized when control of the goods has transferred, which is typically upon shipment for e-commerce customers or at the point the customer purchases the goods at the retail store. Payment of the transaction price is due immediately at the point the customer purchases the goods. At the point when the control of goods has transferred, a refund liability (other current financial liabilities) and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, On has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods (other current operating assets) and a corresponding adjustment to cost of sales.

Relevant judgments and accounting estimates
Estimation is required to determine the expected amount On will be entitled to receive in connection with anticipated sales returns. Estimates of sales returns are based on (1) accumulated historical experience within the respective geographical markets, and (2) specific identification of estimated sales returns not yet finalized with customers.

Actual returns in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns were significantly greater or lower than the refund liability established, a reduction or increase to net sales would be recorded in the period in which such determination was made.

2.2 Segment information
Operating segments are defined as components of an entity that engage in business activities from which they may earn revenues and incur expenses, whose operating results are reviewed regularly by the entity's chief operating decision maker ("CODM") to assess performance and make resource allocation decisions, and for which discrete financial information is available.
The Company operates a single operating segment. On’s CODM are the Executive Officers, which consist of the three Co-Founders and the two Co-CEOs. The financial information regularly reviewed by the CODM to assess performance, make resource allocation decisions, and set compensation targets, is based on financial information presented on a group consolidated basis, accompanied by disaggregated revenue.
On operates as single-brand consumer products business. This is primarily due to On’s business activities which focus on driving sales growth by increasing overall brand awareness and market share. The key operating expenditures related to cost of sales, distribution, selling, marketing and general and administrative expenses, are either not differentiated across individual components, or are managed to benefit the entire On brand irrespective of the impact on the potential profitability of a particular component. These key operating expenditures are regularly reviewed by the CODM at the group consolidated level. Accordingly, On has determined that it has a single operating and reportable segment.
The following table reports the carrying amount of On’s non-current assets by geographic area:

(CHF in millions)	12/31/2024	12/31/2023

Europe, Middle East and Africa	273.7	270.4
thereof Switzerland	194.1	242.6
Americas	196.6	144.3
thereof the United States	195.1	142.2
Asia-Pacific	38.9	27.1
Non-current assets	509.2	441.7

2.3 Selling, general and administrative expenses

	Year ended December 31,
(CHF in millions)	2024	2023	2022

Distribution expenses	(288.3)	(239.5)	(151.0)
Selling expenses	(168.2)	(133.3)	(85.5)
Marketing expenses	(276.6)	(195.8)	(130.2)
Share-based compensation	(71.5)	(31.8)	(33.8)
General and administrative expenses	(389.5)	(286.6)	(199.3)
Selling, general and administrative expenses	(1,194.2)	(887.0)	(599.8)

The increase in marketing expenses is in line with the higher net sales, with additional increases primarily due to higher marketing spend on upper funnel brand building initiatives and brand partnerships. The overall increase in general and administrative expenses are in line with the higher net sales, with additional increases primarily due to higher expenses for software related projects and higher personnel related expenses. The overall increase in share-based compensation was driven by grants issued during fiscal years 2024 and 2023 as well as increased provisions for equity related social charges.

In 2024, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 95.1 million (2023: CHF 57.1 million, 2022: CHF 40.0 million). Depreciation charges for production tools in the amount of CHF 9.4 million (2023: CHF 7.7 million, 2022: CHF 6.4 million) are reported in cost of sales within the consolidated statements of income.
Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 285.7 million in 2024, CHF 206.6 million in 2023 and CHF 142.1 million in 2022, respectively.

3 Operating assets and liabilities

3.1 Trade receivables
Trade receivables are generally due within a payment period of between 30 to 90 days. Due to their short-term nature, the carrying amount is considered to be the same as their fair value.

(CHF in millions)	12/31/2024	12/31/2023

Not yet due	182.2	158.8
Past due 1 - 90 days	58.5	42.2
Past due 91 - 180 days	5.4	8.0
Past due > 181 days	10.8	9.1
Gross Carrying Amount	257.0	218.1
Expected credit loss	(10.7)	(13.3)
Trade receivables	246.2	204.8

Certain trade receivables have been pledged as collateral in relation to the credit facility, refer to note 5.4 Liquidity risk.

The expected credit loss allowance for trade receivables reconciles as follows:

(CHF in millions)	2024	2023

Expected credit loss at January 1	13.3	9.1
Income statement (release) / addition for the year	(2.7)	4.6
Exchange Difference	0.1	(0.4)
Expected credit loss at December 31(1)	10.7	13.3
(1) As of December 31, 2024, the individual loss allowance amounted to CHF 9.6 million (December 31, 2023: CHF 12.6 million).

Refer to note 5.3 Credit risk for additional information.

Accounting policies
Trade receivables are amounts due from customers for products sold during the ordinary course of business. Trade receivables represent On’s right to an amount of consideration that is unconditional and only a passage of time is required before payment of the consideration is due.

Trade receivables are initially recorded at original invoice amount and subsequently measured at amortized cost less the credit loss allowance. The credit loss allowance represents our estimate of individually impaired trade receivables as well as expected credit losses on trade receivables that are not individually impaired.

Trade receivables are written off when there is no reasonable expectation of recovery, and the charges to the income statement are included in the selling, general and administrative expenses line item within the consolidated statements of income.

Relevant judgments and accounting estimates
The Company makes ongoing estimates regarding the collectability of trade receivables. The expected credit loss allowance considers historical loss rates per region and forward-looking quantitative and qualitative information, such as the global economy outlook (real GDP growth). Appraisals and data used by the internal planning department are also taken into consideration. Individual write-offs (partially or fully) on trade receivables are considered within the expected credit loss allowance when there are objective indications for missing collectability such as legal procedures, insolvency or bankruptcy.

3.2 Inventories

(CHF in millions)	12/31/2024	12/31/2023

Shoes	371.7	321.4
Apparel	65.8	34.5
Accessories	12.5	8.0
Allowances	(30.8)	(7.4)
Inventories(1)	419.2	356.5
(1) Inventories are comprised of finished goods.
In 2024, inventories of CHF 719.7 million (2023: CHF 549.6 million) and valuation allowances of CHF 23.0 million (2023: CHF 6.3 million) were recognized in cost of sales. As of December 31, 2024, inventories held on consignment amounted to CHF 7.8 million (December 31, 2023: CHF 4.0 million). The increase to inventory allowances in 2024 is primarily driven by a one-off write down of certain apparel products, following the strategic decision to remove some products from On's stores after resizing On's apparel offerings, as well as other write-downs in the ordinary course of business.

Certain inventories have been pledged as collateral in relation to the credit facility, refer to note 5.4 Liquidity risk.

Accounting policies	Inventories include finished goods purchased from third parties. Cost of inventories include expenditures incurred in acquiring the products and bringing them to their current location and condition.
Relevant judgments and accounting estimates	Subsequent measurement of the inventory items is made at the lower of cost or net realizable value. Net realizable value is the estimated selling price of each specific item in the ordinary course of business less freight and selling expenses. If the net realizable value is below the cost, an allowance is recognized for the remaining items on stock. On regularly assesses its inventory for excess, obsolescence, and impairment to determine write-downs to the lower of cost or net realizable value.

3.3 Property, plant and equipment

(CHF in millions)	Leasehold improvements	Trade tools	Production equipment	Furniture and fixtures	Other	Total

Cost as of January 1, 2023	49.7	10.7	12.9	13.5	11.0	97.8
Accumulated Depreciation as of January 1, 2023	(5.0)	(5.4)	(5.3)	(1.4)	(3.4)	(20.6)
Net book value as of January 1, 2023	44.7	5.3	7.5	12.1	7.6	77.2

Twelve month period ended December 31, 2023
Opening net book value	44.7	5.3	7.5	12.1	7.6	77.2
Additions	15.1	3.8	8.8	7.4	7.7	42.8
Disposals	(0.3)	—	—	(0.1)	(0.1)	(0.5)
Depreciation	(7.4)	(2.5)	(7.0)	(2.1)	(2.9)	(21.9)
Exchange difference	(2.5)	(0.4)	—	(0.8)	(0.3)	(4.0)
Net book value as of December 31, 2023	49.6	6.1	9.4	16.5	11.9	93.6

Cost as of December 31, 2023	61.2	13.6	21.7	19.9	18.1	134.5
Accumulated Depreciation as of December 31, 2023	(11.6)	(7.5)	(12.3)	(3.4)	(6.2)	(41.0)
Net book value as of December 31, 2023	49.6	6.1	9.4	16.5	11.9	93.6

Twelve month period ended December 31, 2024
Opening net book value	49.6	6.1	9.4	16.5	11.9	93.6
Additions	35.1	0.9	10.7	11.2	7.2	65.1
Disposals	(0.5)	—	—	(0.2)	(0.1)	(0.7)
Depreciation	(14.1)	(2.9)	(8.4)	(4.0)	(3.6)	(33.1)
Exchange difference	1.5	0.2	—	0.6	—	2.3
Net book value as of December 31, 2024	71.7	4.3	11.8	24.1	15.4	127.2

Cost as of December 31, 2024	97.3	14.9	32.4	31.5	25.0	201.2
Accumulated Depreciation as of December 31, 2024	(25.7)	(10.6)	(20.7)	(7.4)	(9.6)	(74.0)
Net book value as of December 31, 2024	71.7	4.3	11.8	24.1	15.4	127.2

Additions of CHF 65.1 million for the year ended December 31, 2024 primarily comprise leasehold improvements and furniture and fixtures for new retail stores and our warehouse in Belgium and Luxembourg, as well as various other additions related to production equipment.

During the years ended December 31, 2024 and December 31, 2023, non-cash additions of property, plant and equipment amounted to CHF 4.6 million and CHF 0.0 million respectively.

Other is comprised of IT equipment and fixed assets that are not yet in use. As of December 31, 2024, fixed assets that are not yet in use amounted to CHF 7.3 million (December 31, 2023: CHF 2.4 million).

Accounting policies
Property, plant and equipment ("PPE") is stated at purchase cost less accumulated depreciation and any impairment losses. Leasehold improvements include costs incurred to enhance and expand offices, own retail stores and showrooms within the feasibility of the respective lease agreement.

Depreciation is calculated on a straight-line basis over the expected useful life of the individual assets or asset categories:
•Leasehold improvements: 3 to 8 years
•Trade tools (e.g. point-of-sale and exhibition installations): 3 years
•Production tools (e.g. molds at the factory sites): 2 years
•Furniture and fixtures: 5 to 8 years
•Other: 3 to 8 years

At each reporting date, the residual values, useful lives and method of depreciation are reviewed and adjusted prospectively, if applicable. Furthermore, On assesses whether there is any indication, that an asset may be impaired. If any such indication exists, the recoverable amount (being the higher of fair value less cost of disposal or value in use) of the individual asset is determined. If the recoverable amount is lower than the carrying amount, an impairment loss is recognized.

PPE is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in the income statement.

3.4 Right-of-use assets and lease liabilities

Right-of-use assets

(CHF in millions)	Storage	Stores & showrooms	Offices	Cars	Total

Cost as of January 1, 2023	28.7	45.6	111.0	7.4	192.7
Accumulated Depreciation as of January 1, 2023	(11.9)	(7.7)	(16.8)	(4.6)	(41.1)
Net book value as of January 1, 2023	16.8	37.9	94.2	2.8	151.6

Twelve month period ended December 31, 2023
Opening net book value	16.8	37.9	94.2	2.8	151.6
Lease modification	(2.1)	3.3	0.7	—	2.0
Additions	66.0	27.1	8.0	2.3	103.4
Disposals	(0.1)	—	—	(0.3)	(0.4)
Depreciation	(11.8)	(9.2)	(10.0)	(1.9)	(32.9)
Exchange Difference	(3.3)	(4.1)	(2.1)	(0.2)	(9.8)
Net book value as of December 31, 2023	65.3	55.1	90.8	2.8	214.0

Cost as of December 31, 2023	87.5	70.5	116.9	8.1	283.1
Accumulated Depreciation as of December 31, 2023	(22.1)	(15.4)	(26.1)	(5.4)	(69.1)
Net book value as of December 31, 2023	65.3	55.1	90.8	2.8	214.0

Twelve month period ended December 31, 2024
Opening net book value	65.3	55.1	90.8	2.8	214.0
Lease modification	0.1	4.4	1.9	—	6.4
Additions	57.4	76.2	18.7	1.4	153.8
Disposals	—	(0.2)	—	(0.1)	(0.2)
Depreciation	(28.0)	(19.3)	(11.6)	(1.8)	(60.8)
Exchange Difference	5.8	3.1	1.3	—	10.3
Net book value as of December 31, 2024	100.7	119.4	101.1	2.5	323.6

Cost as of December 31, 2024	152.8	154.4	139..1	9.6	455.9
Accumulated Depreciation as of December 31, 2024	(52.1)	(35.0)	(38.0)	(7.1)	(132.3)
Net book value as of December 31, 2024	100.7	119.4	101.1	2.5	323.6

During 2024, right-of-use assets additions increased to CHF 153.8 million, compared to CHF 103.4 million in 2023. The additions in 2024 relate to the highly-automated warehouse in the United States ("Atlanta Warehouse"), which became partially operational in 2024, as well as other additional warehouses, retail stores, and office leases.
For the year ended December 31, 2024 we had lease modifications of CHF 4.4 million related to retail store extensions. For the year ended December 31, 2023 we had a lease modification of CHF 2.1 million related to an existing warehouse lease in Luxembourg as a result of a future lease commitment entered into for a highly-automated warehouse in Belgium.

Lease Liabilities

Reconciliation of lease liabilities:

(CHF in millions)	2024	2023

Lease liability balance at January 1,	228.9	160.5
thereof current	38.7	21.6
thereof non-current	190.3	138.8
Payments	(51.3)	(25.4)
Interest expenses paid	(15.2)	(6.4)
Disposals	(0.2)	(0.3)
Additions	153.7	103.0
Lease modification	5.4	1.7
Accrued interest	15.2	6.4
Exchange differences	10.9	(10.6)
Lease liability balance at December 31,	347.5	228.9
thereof current	59.1	38.7
thereof non-current	288.5	190.3

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

Depreciation is calculated on a straight-line basis over the shorter of the assets or asset categories’ useful life and the respective lease term:
•Storage: 2 to 11 years
•Offices: 2 to 14 years
•Stores and showrooms: 1 to 10 years
•Cars: 1 to 4 years

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

Significant judgments and accounting estimates
On uses judgment to determine the lease term for some lease contracts which include extension and or termination options. The assessment of whether On is reasonably certain to exercise such options impacts the lease term which significantly affects the amount of right-of-use assets and lease liabilities recognized. A reassessment only happens when a significant event or change in circumstance occurs that is within the control of On and affects whether it is reasonably certain to exercise an option.

Furthermore, lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If the rate implicit in the leases is not readily determinable, On uses the company's incremental borrowing rate, adjusted to reflect the contract currency-specific risk, and the lease term.

3.5 Intangible assets

(CHF in millions)	Patents, licenses and other rights	Software	Goodwill	Total

Cost as of January 1, 2023	69.2	25.9	1.8	96.9
Accumulated Amortization as of January 1, 2023	(15.0)	(11.6)	—	(26.6)
Net book value as of January 1, 2023	54.2	14.4	1.8	70.3

Twelve month period ended December 31, 2023
Opening net book value	54.2	14.4	1.8	70.3
Additions	1.2	3.1	—	4.4
Amortization	(4.5)	(5.5)	—	(10.1)
Exchange Difference	—	(0.1)	—	(0.1)
Net book value as of December 31, 2023	50.9	11.9	1.8	64.6

Cost as of December 31, 2023	70.4	29.0	1.8	101.2
Accumulated Amortization as of December 31, 2023	(19.6)	(17.1)	—	(36.6)
Net book value as of December 31, 2023	50.9	11.9	1.8	64.6

Twelve month period ended December 31, 2024
Opening net book value	50.9	11.9	1.8	64.6
Additions	1.4	3.0	—	4.5
Amortization	(4.7)	(6.0)	—	(10.8)
Net book value as of December 31, 2024	47.5	9.0	1.8	58.3

Cost as of December 31, 2024	71.8	32.1	1.8	105.7
Accumulated Amortization as of December 31, 2024	(24.3)	(23.1)	—	(47.4)
Net book value as of December 31, 2024	47.5	9.0	1.8	58.3

As of December 31, 2024, patents, licenses and other rights include patents, domain names, and license rights for trademarks.
As of December 31, 2024, software includes capitalized IT development costs not yet in use in the amount of CHF 0.4 million (December 31, 2023: CHF 0.3 million). In 2024, costs recognized in the selling, general and administrative expenses line item within the consolidated statements of income for research and development amounts to CHF 9.6 million (2023: CHF 8.9 million).
Goodwill is allocated and monitored at the reportable segment level. Based on the annual impairment assessments performed as of December 31, 2024 and 2023, there was no need to recognize any impairment of goodwill in 2024 nor 2023. None of the goodwill is expected to be deductible for tax purposes.

Accounting policies
Intangible assets acquired are valued at purchase cost less accumulated amortization and any impairment in value. Within software, On capitalizes certain IT development costs, if the identifiable asset is cumulatively commercially and technically feasible, can and will be completed, its costs can be measured reliably, and will generate probable future economic benefits. All other research and development costs are expensed as incurred within the selling, general, and administrative expense line item within the consolidated statements of income.

Goodwill is measured at cost less any impairment in value. Goodwill is not amortized but is assessed for impairment annually using values at the reporting date, or whenever events or changes in circumstances indicate that its value might be impaired.

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

Significant judgments and accounting estimates
On uses judgment to determine commercial and technical feasibility when capitalizing certain IT development costs. In calculating the respective costs, both planning and actual data are taken into consideration. The judgments related to commercial and technical feasibility are reviewed annually or when changes in circumstances arise.

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

At each reporting date, the residual values, useful lives and method of amortization are reviewed and adjusted prospectively, if applicable. Furthermore, On assesses whether there is any indication, that an asset may be impaired. If any such indication exists, the recoverable amount (the higher of fair value less cost of disposal or value in use) of the asset is estimated. The recoverable amounts are measured based on value-in-use calculations which are significantly impacted by the projected cash flows, discount rates and other parameters. These estimates, subject to management judgment, could vary significantly from future actuals. If the recoverable amount is lower than carrying amount, an impairment loss is recognized.

3.6 Other current operating assets and liabilities

(CHF in millions)	12/31/2024	12/31/2023

Prepaid expenses	29.0	20.8
Indirect taxes (VAT/GST) receivables	45.4	26.6
Prepaid gift cards	13.0	6.2
Other current operating assets	26.3	7.5
Other current operating assets	113.7	61.2

(CHF in millions)	12/31/2024	12/31/2023

Accrued expenses	184.4	81.2
Accrued personnel expenses	17.1	20.0
Indirect taxes (VAT/GST) payables	42.5	24.0
Social security payables	17.1	6.7
Other payables	25.4	16.5
Other current operating liabilities	12.8	8.0
Other current operating liabilities	299.3	156.4

Accrued expenses mainly comprise accruals for outstanding vendor invoices related to marketing, freight, customs, selling and distribution. Increase in accrued expenses is in line with higher cost of sales and selling, general and administrative expenses. Accrued personnel expenses mainly comprise accruals for costs related to bonus, vacation and participation plans.

4 Capital and financial management

4.1 Net cash and cash equivalents

(CHF in millions)	12/31/2024	12/31/2023

Current bank accounts	500.9	210.3
Digital wallets	10.9	11.4
Fixed deposit	412.5	272.9
Cash and cash equivalents	924.3	494.6
Current bank overdrafts	—	—
Net cash and cash equivalents(1)	924.3	494.6
(1) Net cash and cash equivalents included restricted cash in the amount of CHF 0.6 million as of December 31, 2024 and CHF 0.2 million as of December 31, 2023.

Digital wallets mainly include deposit account balances at online payment platforms, primarily PayPal. Fixed deposits are comprised of short-term highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value.

Accounting policies	Cash and cash equivalents include short-term highly liquid assets with a maturity of three months or less. On measures cash and cash equivalents at amortized costs. On does not recognize any credit impairment losses on these assets as the related credit risk is considered to be insignificant due to their short-term maturity and the external counterparties’ credit ratings.

4.2 Other current financial assets

(CHF in millions)	12/31/2024	12/31/2023

Credit cards	12.7	16.4
Deposits	18.1	14.6
Other current financial assets	25.5	3.2
Other current financial assets at amortized cost	56.4	34.2
Other current financial assets at fair value through profit and loss	—	—
Total other current financial assets	56.4	34.2
Due to their short-term nature, the carrying amount of other current financial assets at amortized cost corresponds to their fair value.

Refer to 5.2 Foreign currency risk for additional information on derivatives.

Accounting policies	On’s financial assets include cash and cash equivalents, trade receivables, and other current financial assets, which initially are recognized at fair value. Depending on the business model for managing these assets and the contractual terms of the resulting cash flows, On classifies financial assets as follows:

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

4.3 Financial liabilities

(CHF in millions)	12/31/2024	12/31/2023

Customer refund liability returns	40.9	12.4
Other financial liabilities	10.4	2.4
Total other current financial liabilities at amortized cost	51.3	14.8
Other non-current financial liabilities	1.7	—
Total other non-current financial liabilities at amortized cost	1.7	—
Total current and non-current financial liabilities	53.1	14.8

The carrying amount of other current and non-current financial liabilities at amortized cost correspond to their fair value. All non-current financial liabilities are all due within the next eighteen months.

Accounting policies
On’s financial liabilities include trade payables, current and non-current lease liabilities, other current and non-current financial liabilities, which are initially recognized at fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in the income statement. A financial liability is only classified at fair value through profit or loss if it is a derivative.

Financial liabilities are derecognized when the contractual obligations are discharged, cancelled, or expired.

4.4 Financial result

	Year ended December 31,
(CHF in millions)	2024	2023	2022

Interest income	23.5	11.5	5.7
Financial income	23.5	11.5	5.7
Bank charges	(7.3)	(4.3)	(2.1)
Interest expenses leases	(15.3)	(6.5)	(4.2)
Interest expenses on employee benefits	(0.5)	(0.5)	(0.1)
Financial expenses	(23.1)	(11.3)	(6.4)
Foreign exchange gain / (losses)	67.7	(111.4)	(6.5)
Foreign exchange gain / (loss)	67.7	(111.4)	(6.5)
Financial result	68.1	(111.1)	(7.2)

As of December 31, 2024 and December 31, 2023, bank charges and interest expenses mainly included fees paid for the credit facility entered into on July 7, 2023. Refer to 5.4 Liquidity risk for additional information. Interest income primarily relates to interest earned on our short-term cash investments.
The foreign exchange gain / (loss) during the period ended December 31, 2024 are primarily due to foreign exchange rate revaluation effects (i.e., unrealized foreign exchange impacts), in particular the CHF/USD exchange rate.

4.5 Share capital
The share capital amounts to CHF 33.7 million and is divided into 302,455,664 registered shares with a nominal value of CHF 0.10 each (the "Class A Shares") and 345,437,500 registered shares with a nominal value of CHF 0.01 each (voting right shares) (the "Class B Shares"). No preference shares and no restrictions with Class A ordinary shares exist. The share capital is paid in at 100%.

	Class A	Class A	Class A	Class B
	Authorized registered shares	Shares held by On in treasury	Outstanding shares	Authorized and outstanding registered shares

Shares issued and outstanding as of January 1, 2023	299,998,125	(18,021,738)	281,976,387	345,437,500

Sale of treasury shares related to share-based compensation	—	2,273,239	2,273,239	—
Purchase of treasury shares	—	(34,349)	(34,349)	—
Shares issued and outstanding as of December 31, 2023	299,998,125	(15,782,848)	284,215,277	345,437,500

Shares issued and outstanding as of January 1, 2024	299,998,125	(15,782,848)	284,215,277	345,437,500

Capital increase from conditional capital(1)	2,457,539		2,457,539
Sale of treasury shares related to share-based compensation		2,633,847	2,633,847	—
Purchase of treasury shares	—	(10,320)	(10,320)	—
Shares issued and outstanding as of December 31, 2024	302,455,664	(13,159,321)	289,296,343	345,437,500
(1) On November 12, 2024, we amended and restated our memorandum and articles of association to increase the number of authorized Class A ordinary shares.

In 2024, 2,633,847 Class A shares held in treasury have been issued to employees and members of the Board of Directors. This transaction resulted in a cash inflow of CHF 10.9 million. To cover the cost for the resulting individual social security and personal tax obligations, respective employees and members of the Board of Directors were offered the option to either pay cash or sell-back shares for the same value at market price ("sell-to-cover"). As part of this transaction, On re-purchased 10,320 Class A shares, held in treasury, in the amount of CHF 0.4 million.

4.6 Earnings per share
Basic earnings per share ("EPS") is calculated by dividing On’s net income for the period by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing On’s net income for the period by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would have been outstanding when assuming the conversion of all potentially dilutive share-based awards. Dilutive effects arise from equity settled shares associated with share-based compensation.

	2024	2024	2023	2023	2022	2022
	Class A	Class B	Class A	Class B	Class A	Class B

Weighted number of outstanding shares	288,465,380	345,437,500	284,262,802	345,437,500	282,195,495	345,437,500
Weighted number of shares with dilutive effects	3,787,481	12,822,456	3,306,122	11,446,403	2,354,500	6,891,423
Weighted number of outstanding shares (diluted and undiluted)	292,252,861	358,259,956	287,568,924	356,883,903	284,549,995	352,328,923

Net income (CHF in millions)	216.3	25.9	70.9	8.6	51.4	6.3
Basic EPS (CHF)	0.75	0.07	0.25	0.02	0.18	0.02
Diluted EPS (CHF)	0.74	0.07	0.25	0.02	0.18	0.02

4.7 Capital and other reserves

(CHF in millions)	12/31/2024	12/31/2023

Share premium	756.9	756.9
Statutory reserves	53.9	42.3
Equity transaction costs	(8.7)	(8.7)
Tax impact on equity transaction costs	1.3	1.3
Share-based compensation	406.7	349.1
Capital reserves	1,210.0	1,140.8
Foreign currency translation effect	(1.1)	(8.1)
Taxes on foreign currency translation effect	(0.1)	—
Actuarial gains and losses	(3.4)	(2.1)
Taxes on actuarial gains and losses	0.7	0.4
Other reserves	(4.0)	(9.8)

4.8 Commitments and contingencies
As of December 31, 2024 and December 31, 2023, bank guarantees and letters of credit in the amount of CHF 168.3 million and CHF 155.6 million, respectively, were provided in favor of third parties. Thereof, as of December 31, 2024, CHF 120.7 million and CHF 28.2 million related to contracts entered into for highly-automated warehouses in the United States (Atlanta) and Belgium (Beringen), respectively.
The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt of other group participants. Further, On entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft in connection with them. In that context, gross balances in the amount of CHF 64.9 million and CHF 112.6 million have been offset as of December 31, 2024 and December 31, 2023, respectively.

On has committed itself to several new lease contracts, which have not yet commenced as of December 31, 2024, and are therefore not yet recognized on balance sheet. The total committed future outflow resulting of these lease contracts amounts to:

(CHF in millions)	12/31/2024	12/31/2023

Due < 1 year	16.9	15.8
Due 1 - 5 years	135.8	145.4
Due > 5 years	178.5	224.5
Commitments for future lease obligations	331.1	385.7

The majority of the future lease commitments relate to contracts entered into for new highly-automated warehouses in the United States (Atlanta) and Belgium (Beringen), respectively. Lease commitments for the new warehouse in the United States where operations began in 2024 and are expected to be fully operational by 2025 amount to CHF 197.2 million (December 31, 2023: CHF 245.8 million). The new warehouse in Belgium partially began operations in 2024 and is expected to be fully operational by 2026, and amounts to CHF 106.7 million (December 31, 2023: CHF 122.5 million) lease commitment. The remaining lease commitments relate to various new stores, offices and warehouses.

5 Risk management
On is exposed to market risk, foreign currency risk, credit risk and liquidity risk. On’s senior management oversees and monitors these risks supported by the Audit Committee that assures proper identification, measurement and management of these financial risks by implementing and maintaining a financial governance framework. The Audit Committee reviews and agrees policies for managing each of these risks at least once a year.

5.1 Market risk
On is exposed to certain market risks in the ordinary course of business. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises of three types of risk: interest risk, currency risk and other price risk. Financial instruments affected by market risk include cash and cash equivalents. The market risk that On is principally exposed to is fluctuations in foreign currency exchange rates (see note 5.2 Foreign currency risk).
In order to minimize the risks related to a potential unavailability of products, production capacity, and raw materials in the time required by production, On adopts a multi-sourcing strategy of diversifying suppliers and purchase plans with a medium-term time horizon. The price for raw materials, products and the corresponding fixed price period are generally agreed with business partners prior to the purchase order issuance and remains firm and unchanged for a six-month period, in the absence of significant exchange rate and commodity price fluctuation.
There were no material changes in the On’s market risk exposures or changes in the way risk is managed and valued during the period.

5.2 Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. On’s exposure to the risk of changes in foreign currency rates is a direct result of multi-currency cash flows within the company. The majority of our transactional foreign exchange risk arises from products sourced in USD and sales denominated in the currencies of the respective destination markets. The currencies in which these transactions are mainly denominated are USD, EUR, CAD, CHF, GBP, JPY, CNY, BRL, AUD and HKD.

On regularly assesses its exposure to foreign currency risks and manages these risks centrally by reviewing foreign exchange exposures and future commitments, and selectively holding foreign currency in our cash to offset future foreign currency exposures (e.g., lease obligations). Additionally, to the extent practicable, we centralize foreign currency risk in our main Group entities, and incur operating and financing expenses in the local currencies of the countries in which we operate. Additionally, we have in the past, and may again in the future, enter into derivative financial instruments, such as forward exchange contracts, to further manage our foreign currency risk.

The following table sets forth the foreign exchange rate against the Swiss Franc at the closing dates:

Currency	12/31/2024	12/31/2023

AUD 1	0.56	0.57
BRL 100	14.64	17.32
CAD 1	0.63	0.63
CNY 100	12.44	11.85
EUR 1	0.94	0.93
GBP 1	1.14	1.07
JPY 100	0.58	0.60
HKD 1	0.12	0.11
USD 1	0.91	0.84

The following table sets forth the average annual foreign exchange rate against the Swiss Franc:

Currency	12/31/2024	12/31/2023	12/31/2022

AUD 1	0.58	0.61	0.67
BRL 100	15.36	18.16	18.49
CAD 1	0.63	0.68	0.74
CNY 100	12.33	13.03	14.46
EUR 1	0.95	0.99	1.02
GBP 1	1.14	1.13	1.20
JPY 100	0.58	0.66	0.75
HKD 1	0.11	0.12	0.13
USD 1	0.88	0.92	0.96

Accounting policies
On’s consolidated financial statements are presented in CHF, which is On’s presentation currency. On determines the functional currency of each individual entity based on the primary economic environment in which the entity operates (normally the local currency). The financial statements of each individual entity are measured using that functional currency.

Foreign currency transactions are translated into the respective functional currency using the average monthly exchange rate of the month in which the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the reporting date. The resulting exchange differences are recorded in the local income statements of the group entity and included in the financial result.

Foreign currency exchange differences arising from intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future, are considered to form part of net investment in foreign operations and are recognized in the foreign currency translation effect reserve.

Non-monetary items that are measured based on historical cost in a foreign currency are translated using the historical exchange rate.

The group entities’ foreign currency financial statements are translated into On’s presentation currency CHF as follows:
•Assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the reporting date.
•Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates.
•All resulting foreign currency translation effect are recognized in other comprehensive income in equity.
•On disposal of a group entity, the related cumulative translation adjustment is transferred from equity to the income statement.

Financial assets and liabilities held in foreign currencies as of December 31, 2024 and 2023, were as follows:

(CHF in millions)	12/31/2024		12/31/2023
	USD	EUR	USD	EUR

Cash and cash equivalents	629.3	24.1	248.7	69.8
Trade receivables and other financial assets(1)	229.6	34.5	640.0	102.1
Trade payables and other financial liabilities(1)	(145.3)	(21.4)	(257.6)	(84.5)
Total assets and liabilities	713.6	37.2	631.2	87.4
(1) The majority of these balances are comprised of intercompany positions.

As a result of our multinational sales and operations, On is exposed to fluctuation in foreign exchange at a transactional level, primarily in the U.S. Dollar and the Euro. A change in the foreign exchange rate of the Swiss Franc against the U.S Dollar or the Euro, as of December 31, 2024, 2023 and 2022, would have affected the valuation of assets and liabilities denominated in these foreign currencies. This analysis assumes that all other variables remain constant. The exposure is disclosed net of income tax and excludes the impact of derivative financial instruments. A 10% increase or decrease in the USD or EUR foreign currency exchange rates against the Swiss Franc would have impacted On's consolidated profit/(loss) for the period as presented below.

(CHF in millions)	12/31/2024	12/31/2023	12/31/2022

Change in USD/CHF +10%	57.4	71.2	32.1
Change in USD/CHF -10%	(57.4)	(71.2)	(32.1)
Change in EUR/CHF +10%	3.0	7.3	1.1
Change in EUR/CHF -10%	(3.0)	(7.3)	(1.1)

5.3 Credit risk

Credit risk is the possibility of a loss resulting from a counterparty’s failure to meet its contractual obligation. On is exposed to credit risks from its operating activities and from certain financing activities. A potential concentration in credit risk mainly arise from trade receivables and other financial assets, such as credit cards and deposits. The maximum exposure is limited to the respective carrying amounts.
The Company's credit risk is primarily driven by individual customer characteristics, with one customer representing over 10% of trade receivables at December 31, 2024. The majority of the trade receivable balance as of December 31, 2024 has since been paid.
New customers are assessed for creditworthiness before standard payment and delivery terms and conditions are offered, and individual tolerance limits are established. Creditworthiness as well as customers receivable limits are monitored on an ongoing basis. Customers that fail to meet On’s minimum creditworthiness may, in general, order only on a prepayment basis.
Core banking relationships are maintained with investment grade rated financial institutions only.

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
•Obtaining and maintaining forward-looking credit lines to create an adequate debt structure optimizing the liquidity provided by the credit system;
•Continuous monitoring of future cash flows based on rolling forecast and budget data.

Contractual maturities of On’s undiscounted financial liabilities:

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2024

Trade payables	166.5	—	—	—	166.5
Current lease liabilities	19.1	25.1	—	—	44.2
Other financial liabilities	36.5	14.8	—	—	51.3
Other current financial liabilities	55.7	39.8	—	—	95.5
Non-current lease liabilities	—	—	211.4	123.7	335.1
Other non-current financial liabilities	—	—	1.7	—	1.7
Other non-current financial liabilities	—	—	213.1	123.7	336.8

(CHF in millions)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2023

Trade payables	65.1	—	—	—	65.1
Current lease liabilities	11.7	35.2	—	—	46.9
Other financial liabilities	14.8	—	—	—	14.8
Other current financial liabilities	26.5	35.2	—	—	61.7
Non-current lease liabilities	—	—	135.1	81.3	216.4
Other non-current financial liabilities	—	—	135.1	81.3	216.4

The above table does not include accrued expenses as of December 31, 2024 and 2023, in the amount of CHF 184.4 million and CHF 81.2 million, respectively, which are expected to be due within the next twelve months (refer to note 3.6 Other current operating assets and liabilities for additional information on accrued expenses).

On July 7, 2023, On entered into the CHF 700 million multicurrency credit facility. On has an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. The credit facility had an initial term of three years, which has been extended for a period of one year already, and may be extended again for a period of one year. As of December 31, 2024 and 2023, no amounts had been drawn under the credit facility.
Of the total guarantees and letters of credit outstanding as of December 31, 2024 and 2023, which are discussed in note 4.8 Commitments and contingencies, CHF 168.3 million and CHF 155.3 million, respectively, relate to the credit facility.
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the twelve-month period ended December 31, 2024, we were in compliance with all covenants under the credit facility.
The following assets have been pledged in relation to the credit facility:

(CHF in millions)	12/31/2024	12/31/2023

Trade receivables	280.8	145.8
Inventory	211.7	285.2
Assets pledged	492.5	431.0

5.5 Capital risk management
To uphold investor, creditor, and market confidence and to sustain future development of the business, On focuses on maintaining a strong capital base. On manages its capital structure and makes adjustments in line with changes in general economic conditions and according to its strategic objectives.

6 Other disclosures

6.1 Share-based compensation
Over the current and previous years, On has granted share-based awards to selected employees. These grants have come out of various equity plans, designed to reward long-term and valued employees for their individual performance by giving them the opportunity to participate in any growth in the value of On by receiving a bonus in the form of share-based awards.
All share-based awards granted under the different share-based compensation plans were classified as equity-settled share-based payments. In addition to the share-based compensation plans for selected employees, On granted share-based compensation in connection with a service, license, and investment agreement. As of December 31, 2024, the following two share-based incentive plans remain active with additional grants expected in future periods: the Long Term Incentive Plan 2021 ("LTIP 2021") and the Board of Directors of On 2019 ("BoD 2019"). These plans provide for grants either in the form of performance stock units ("PSU's"), tied to certain performance criteria and service requirements or restricted stock units ("RSU's"), that are only conditional on the provision of services by the plan participant during the vesting period.
As of December 31, 2024, the Long Term Incentive Plan 2020 ("LTIP 2020"), Service, License, and Investment Agreement 2019 ("SLIA"), and Tax Recognition Plan 2022 ("TRP 2022") are no longer active, and no further grants are expected. Share-based compensation expenses for these plans, in addition to LTIP 2021 and BoD 2019, were recognized in the consolidated statements of income during the periods presented. Awards under LTIP 2020 and SLIA remain outstanding as of December 31, 2024.

Overview of the different programs:

Long Term Incentive Plan 2021 ("LTIP 2021")
In 2021, the LTIP 2021 was implemented to replace the existing share-based compensation plans in place at the time and is the currently active share-based compensation plan for equity compensation to On's team members. In March 2023, the LTIP 2021 was amended with the revised vesting parameters described below.

Awards under the LTIP 2021 are granted as RSU's or PSU's and are subject to time-based and in the case of PSU's additional performance-based vesting conditions.

Subject to a participant's continuous employment and unless otherwise agreed in a participant's award agreement, 34% of RSU's granted vest on the first anniversary of the granting date; thereafter, 8.25% of the RSU's vest at the end of each quarter following the first anniversary of the granting date.

Any grant of PSU's is split equally between a two year performance cycle and a three year performance cycle. Subject to a participant's continuous employment, the achievement of the performance conditions as well as the resulting vesting factor and unless otherwise agreed in a participant's award agreement, the PSU's vest in full 24 months following the grant date (for a two year performance cycle) and 36 months following the granting date (for a three year performance cycle).

PSU's granted to members of On's Executive Board are subject to a market-based award multiplier, based on the achievement of On's total shareholder return relative to a broad market index measured over the same two year and three year performance cycle.

Prior to the amendment in March 2023, grants were subject to time-based and in the case of PSU's additional performance-based vesting conditions. Subject to the participant's continuous employment and unless otherwise agreed in a participant's award agreement, 33.3% of the RSU's granted were scheduled to vest on the grant date and on the first anniversary of the granting date, respectively, so that the remaining 33.3%% vest on the second anniversary of the grant. The PSU's granted were scheduled to vest on the third anniversary of the grant date, subject to the achievement of the performance conditions, measured over the performance cycle, and the resulting vesting factor.

In December 2022, to account for local laws in the U.S. that did not allow for grants to U.S. participants under the LTIP 2020, replacement grants were provided to U.S. participants that would have qualified for a grant under the LTIP 2020. These replacement grants were granted as RSU's under the LTIP 2021, and were agreed to vest immediately upon grant, to allow for the same economic benefit to the U.S. participants, that they would have otherwise received as a part of their qualification for a grant under the LTIP 2020 (further details on the LTIP 2020 can be found below).

Upon vesting, the awards are distributed to participants in the form of shares as soon as operationally feasible.

Compensation of non-executive members of the Board of Directors of On 2019 ("BOD 2019")
Awards under the share-based compensation program for non-executive members of the Board of Directors are granted as RSU's. These awards are granted to On's non-executive board members that receive equity compensation for their services as members of On's Board of Directors on a quarterly basis.

The RSU's are not subject to vesting requirements and immediately vest upon grant, subject to an administrative period to allow for the acceptance of awards by participants.

Long Term Incentive Plan 2020 ("LTIP 2020")
Awards under the LTIP 2020 were granted as options, with the final grant issued in 2022. All options granted under the LTIP 2020 met their full vesting requirements in connection with our IPO in September 2021, which constituted an exit event.

The remaining outstanding awards under the LTIP 2020 are fully vested and exercisable. Vested options may be exercised until the seventh anniversary of the contractual granting date.

Tax Recognition Plan 2022 ("TRP 2022")
In 2022 and 2023, RSU's were granted to certain employees of On who were subject to elevated tax obligations in connection with prior grants of equity incentive awards or RSU's vesting in connection with the Company's IPO. In 2024, no RSU's were granted pursuant to this plan.

The RSU's immediately vested upon grant, subject to an administrative period to allow for the acceptance of awards by participants.

Service, License, and Investment Agreement 2019 ("SLIA")
In 2019, a “service, license and investment agreement” was negotiated between On and third parties, including the payment of share-based compensation in exchange for the services provided by the third parties. Awards under the SLIA 2019 were granted as options. The milestone-based vesting criteria include the achievement of certain Net Sales thresholds for the fiscal year ended December 31, 2023 as well as the fiscal year ended December 31, 2024. If the respective milestones are reached, the formal vesting of the options occurs upon publication of the annual report for the fiscal year ended December 31, 2023 as well as the fiscal year ended December 31, 2024, respectively.

Vested options may be exercised until the six month anniversary of the applicable vesting date.

The fair value of all equity compensation awards granted to employees is estimated at grant date and recorded as an expense over the vesting period. Total expenses arising from share-based payment transactions during the period were as follows:

	Year ended December 31,
(CHF in millions)	2024	2023	2022

LTIP 2021	51.9	24.4	—
LTIP 2020	—	—	32.7
Other(1)	19.6	7.4	1.1
Total share-based compensation expense(2)	71.5	31.8	33.8
(1) Other includes social charges attributable to the respective plans, and share-based compensation expense associated with BOD 2019 and other plans. Social charges are settled in cash and consider any costs related to local legal requirements related to share-based compensation. Refer to note 6.3 Provisions for additional information on social charges.
(2) Share-based compensation is recording within line item selling, general and administrative expenses in the consolidated statements of income. As of December 31, 2024, On has recognized an increase in shareholders' equity in the balance sheet of CHF 57.5 million and CHF 27.3 million for share-based compensation incurred during the twelve-month periods ended December 31, 2024 and December 31, 2023.

A summary of activity under the plan types as of December 31, 2024, December 31, 2023, and changes during the years ending on those dates, is presented below:

Plan type	Stock options (Class A Shares)(1)(2)		Stock options (Class B Shares)(1)(3)		RSU's(1)(4)	PSU's(1)(5)
	Number of options	Weighted average exercise price US$	Number of options	Weighted average exercise price US$	Number of shares	Number of shares

Awards outstanding at January 1, 2023	11,248,314	3.83	15,812,500	0.77	75,496	37,808
Awards granted	—	n/a	—	n/a	966,480	1,034,815
Awards forfeited / expired	(7,500)	0.11	—	n/a	(57,724)	(5,408)
Awards exercised / vested	(2,138,491)	5.42	—	n/a	(134,748)	—
Awards outstanding at December 31, 2023	9,102,323	3.46	15,812,500	0.77	849,504	1,067,215
weighted average contractual life remaining (years)	0.6	n/a	0	n/a	1.0	1.7
maximum term (years)	1.5	n/a	—	n/a	2.2	2.2
exercisable	9,102,323	3.46	15,812,500	0.77	39,705	—

Awards outstanding at January 1, 2024	9,102,323	3.46	15,812,500	0.77	849,504	1,067,215
Awards granted	—	n/a	—	n/a	629,831	834,743
Awards forfeited / expired	(3,940)	11.69	—	n/a	(71,220)	(21,962)
Awards exercised / vested	(4,588,738)	5.92	—	n/a	(519,510)	—
Awards outstanding at December 31, 2024	4,509,645	4.13	15,812,500	0.77	888,605	1,879,996
weighted average contractual life remaining (years)	0.4	n/a	—	n/a	0.9	1.1
maximum term (years)	0.8	n/a	—	n/a	3.0	2.2
exercisable	4,509,645	4.13	15,812,500	0.77	2,000	—
(1) The Company reclassified prior year comparative amounts to conform with current year presentation in the table above. This change in presentation did not have any impact on the Company's results of operations, financial condition, or any other financial statements.
(2) The following plans are included within Stock options (Class A shares): LTPP 2018, LTIP 2018, LTIP 2020 (Class A Shares), and SLIA 2019.
(3) The following plan is included within Stock options (Class B shares): LTIP 2020 (Class B Shares).
(4) The following plans are included within RSU's: OEPP 2018, BoD 2019, LTIP 2021 RSUs, Founders' Plan 2021, Tax Recognition 2022.
(5) The following plan is included within PSU's: LTIP 2021 PSU.

Inputs used in the measurement of the fair values at grant date of the equity compensation plans were as follows:

For the year ended December 31, 2024

Plan	Grant Date	Share price on measurement date (CHF)

LTIP 2021 (PSU's and RSU's) & BOD 2019	March 25, 2024	31.07
LTIP 2021 (PSU's and RSU's) & BOD 2019	June 24, 2024	34.88
BOD 2019	July 10, 2024	32.94
LTIP 2021 (PSU's and RSU's) & BOD 2019	September 23, 2024	42.74
LTIP 2021 (PSU's and RSU's) & BOD 2019	December 16, 2024	51.65

For the year ended December 31, 2023

Plan	Grant Date	Share price on measurement date (CHF)

Tax Recognition Plan 2022 & Founders Plan 2021	January 3, 2023	20.84
LTIP 2021 (PSU's and RSU's) & BOD 2019	March 9, 2023	19.87
LTIP 2021 (PSU's and RSU's) & BOD 2019	March 28, 2023	27.34
LTIP 2021 (PSU's and RSU's) & BOD 2019	April 1, 2023	28.34
LTIP 2021 (PSU's and RSU's) & BOD 2019	June 23, 2023	26.72
LTIP 2021 (PSU's and RSU's) & BOD 2019	September 26, 2023	23.81
LTIP 2021 (PSU's and RSU's) & BOD 2019	December 18, 2023	26.52
BOD 2019	March 27, 2023	27.71

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

Significant judgments and accounting estimates
PSU's and RSU's granted during the twelve month period ended December 31, 2024 were valued on the basis of the observable share price on grant date.

When determining the expense recognition, the expected fluctuation has been set to 10% per annum. The expected fluctuation level was determined by On based on historical fluctuation and management estimates.

6.2 Employee benefit obligations
On globally maintains different pension plans based on the respective legislation in each country. Current pension arrangements for On employees in Switzerland are made through plans governed by the Swiss Federal Occupational Old Age, Survivors and Disability Pension Act (BVG). These plans are funded by regular employee and employer contributions and are administered by an independent third party. On's estimated contributions for the next reporting period is CHF 4.7 million.
Final benefits are contribution-based with certain minimum guarantees. Due to these minimum guarantees, On’s Swiss plan (excluding the 1e pension plan) is treated as a defined benefit plan for the purpose of these financial statements. The plan is invested in a diversified range of assets in accordance with law, the investment strategy, and the common criteria of an asset and liability management.
All other plans are treated as defined contribution plans. The contributions of those plans are recognized as personnel expenses in the period during which the related services are rendered by employees. Expenses during the year ended December 31, 2024 amounted to CHF 4.5 million (December 31, 2023: CHF 4.1 million).

The result of the Swiss defined benefit plans is summarized in the tables below:

Employee benefit obligations (amount recognized in the consolidated balance sheets)

(CHF in millions)	December 31, 2024	December 31, 2023

Present value of defined benefit obligation	(52.9)	(35.3)
Fair value of plan assets	44.3	33.1
Employee benefit obligations	(8.6)	(2.2)

As of December 31, 2024, the defined benefit obligation has a weighted average duration of 15.7 years (December 31, 2023: 14.7 years). Employee benefit obligations reconcile as follows:

(CHF in millions)	2024	2023

Employee benefit obligations at January 1	(2.2)	(6.3)
Amounts recognized in income statement	(5.3)	(3.8)
Amounts recognized in other comprehensive income	(1.2)	(3.4)
Contributions by the employer	0.2	11.3
Employee benefit obligations at December 31	(8.6)	(2.2)

Amounts recognized in the consolidated statements of income

(CHF in millions)	2024	2023	2022

Current service cost	(5.3)	(3.8)	(3.4)
Past service cost	—	—	0.3
Employee benefit expenses	(5.3)	(3.8)	(3.1)

Remeasurements recognized in equity (other comprehensive income)

(CHF in millions)	2024	2023	2022

Actuarial (losses)/gains from
changes in financial assumptions	(2.5)	(3.6)	6.8
changes in experience adjustments	(2.1)	0.2	(1.3)
Return on plan assets excluding interest income	3.4	—	(1.1)
Net actuarial result from defined benefit plans	(1.2)	(3.4)	4.4

Defined benefit obligation

(CHF in millions)	2024	2023

Present value of defined benefit obligation at January 1	35.3	23.7
Current service cost	5.3	3.8
Contributions by the employees	4.3	3.1
Interest expenses	0.5	0.5
Benefits paid	2.8	0.8
Actuarial losses/(gains) from
changes in financial assumptions	2.5	3.6
changes in experience adjustments	2.1	(0.2)
Present value of defined benefit obligation at December 31	52.9	35.3

Plan assets

(CHF in millions)	2024	2023

Fair value of plan assets at January 1	33.1	17.4
Contributions by the employer	0.2	11.3
Contributions by the employees	4.3	3.1
Interest income	0.5	0.5
Benefits paid	2.8	0.8
Return on plan assets (excluding interest income)	3.4	—
Fair value of plan assets at December 31	44.3	33.1

The plan assets consist of (all with quoted market prices):

	12/31/2024	12/31/2023

Cash and cash equivalents	5.9%	0.6%
Debt instruments	21.9%	28.4%
Equity instruments	33.5%	31.5%
Real estate	21.3%	23.0%
Mortgages	3.6%	—%
Alternative assets	13.8%	16.5%
Total	100.0%	100.0%

Principal actuarial assumptions

	12/31/2024	12/31/2023

Discount rate	1.0%	1.4%
Expected rate of salary increase	1.0%	1.5%
Expected rate of pension increase	0.0%	0.0%
Demographic assumptions	BVG 2020 generation table	BVG 2020 generation table

Sensitivity analysis: Impact on defined benefit obligation

(CHF in millions)	12/31/2024	12/31/2023

Discount rate
-0.5%	4.5	2.8
+0.5%	(3.8)	(2.3)
Expected rate of salary increase
-0.5%	(1.2)	(0.6)
+0.5%	0.9	0.7
Life expectancy
-1 year	(0.5)	(0.3)
+1 year	0.5	0.3

Accounting policies
Accounting and reporting of the Swiss defined benefit plans are based on annual actuarial valuations. Defined benefit obligations and service costs are assessed using the projected unit credit method, with the cost of providing pensions charged to the income statement so as to spread the regular cost over the service lives of employees participating in these plans. The pension obligation is measured as the present value of the estimated future outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Service cost from defined benefit plans are charged to the consolidated statements of income within the selling, general and administrative expenses line item. If the fair value of the plan assets exceeds the present value of the defined benefit obligation, only a net pension asset is recorded, taking account of the asset ceiling. If the present value of the defined benefit obligation exceeds the fair value of the plan assets, only a defined benefit obligation is recorded.

The net interest component is calculated by applying the discount rate to the employee benefit obligations (net defined benefit asset or liability) and is recognized in the income statement in the selling, general and administrative expenses line item within the consolidated statements of income. Actuarial gains and losses, resulting from changes in actuarial assumptions and differences between assumptions and actual experiences, are recognized the equity (other comprehensive income) in the period in which they occur.

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

6.3 Provisions

(CHF in millions)	Social charges	Long-service leave	Other	Total

Balance at January 1, 2023	4.3	3.8	4.0	12.1
thereof current	4.3	0.5	0.2	5.0
thereof non-current	—	3.3	3.8	7.2
Additions	5.7	3.2	0.6	9.5
Release	(1.9)	(1.0)	—	(2.9)
Utilization	(1.4)	—	—	(1.4)
Unwinding of discount	—	—	0.1	0.1
Exchange differences	—	(0.2)	(0.1)	(0.3)
Balance at December 31, 2023	6.8	5.8	4.5	17.1
thereof current	6.3	0.7	0.1	7.1
thereof non-current	0.5	5.1	4.3	10.0
Additions	22.9	2.6	3.8	29.3
Release	(1.0)	(0.5)	—	(1.6)
Utilization	(8.2)	—	—	(8.2)
Unwinding of discount	—	—	0.1	0.1
Exchange differences	(0.1)	0.1	0.1	—
Balance at December 31, 2024	20.3	8.0	8.4	36.6
thereof current	20.3	1.0	0.4	21.7
thereof non-current	—	7.0	8.0	14.9

Provisions include social charges, which consider any costs related to local legal requirements related to share-based compensation. Provisions also include the long-service leave provision, which relates to a jubilee bonus to reward long-serving employees. Other primarily relates to provisions for asset retirement obligations, which mainly relates to the dismantling costs for the Zurich headquarters and other retail stores in different locations, and amounts to CHF 5.9 million as of December 31, 2024 (CHF 4.5 million as of December 31, 2023). Other further includes provisions for legal matters, which represent the current best estimate of a probable economic outflow.

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

From time to time, we are subject to potential litigation. Provisions for legal matters are recorded when an economic outflow for the legal matter or other dispute is probable and when a reliable estimate of the economic outflow can be made. Provisions for legal matters where an economic outflow is less than probable, or when it is considered probable but cannot be reliably estimated, would be disclosed unless the possibility of an economic outflow is remote.

Significant judgments and accounting estimates	Provisions are based upon best estimates, taking into consideration past experience and currently available information. Given that judgment has to be applied, the actual costs and results may differ from these estimates.

6.4 Income taxes

(CHF in millions)	2024	2023	2022

Current income taxes	74.0	35.7	38.7
Deferred income taxes	(36.6)	(46.2)	(18.6)
Income tax expense (benefit)	37.4	(10.5)	20.2

The income taxes reflected in the financial statements and the amount calculated at the expected tax rate (starting with On Holding AG's statutory corporate income tax rate in Switzerland) reconcile as follows:

(CHF in millions)	2024		2023		2022

Income before taxes		279.6		69.1		77.9
Expected tax rate / tax expense	19.6%	54.8	19.7%	13.6	19.7%	15.3
Income taxed at different tax rate(1)(2)	0.5%	1.4	(1.8)%	(1.3)	2.0%	1.5
Non-deductible expenses	3.1%	8.8	10.3%	7.1	9.2%	7.2
Non-taxable income and tax incentives	(4.0)%	(11.1)	(22.4)%	(15.5)	(9.5)%	(7.4)
Effects of (de-)recognition of tax losses	(0.2)%	(0.6)	(2.4)%	(1.7)	2.9%	2.2
Effects of tax rate changes (1)(2)	(0.1)%	(0.2)	0.7%	0.5	—%	—
Prior year adjustments (1)(3)	(0.9)%	(2.6)	(20.5)%	(14.2)	1.9%	1.5
Other effects(1)(3)	(4.7)%	(13.3)	1.3%	0.9	(0.3)%	(0.2)
Effective tax rate / income tax expense (benefit)	13.4%	37.4	(15.1)%	(10.5)	25.9%	20.2
(1) The Company reclassified prior year comparative amounts to conform with current year presentation in the table above. This change in presentation did not have any impact on the Company's results of operations, financial condition, or any other financial statements.
(2) Prior year line item "local actual tax rate different to On's" has been broken out into the two line items ”Income taxed at different tax rate” and “Effects of tax rate changes.”
(3) Prior year line item "Prior year adjustments and other items, net" has been broken out into the two line items "Prior year adjustments” and “Other effects.” Other effects impact in 2024 is due to deferred income tax impacts on elimination of intercompany profits in inventory.
In 2024, the effective tax rate was 13.4%, the effective tax rate in 2023 was (15.1)%. The increase is due to a lower effectiveness of the Swiss tax incentives in fiscal year 2024 compared to fiscal year 2023, certain prior-year tax deductions in the fiscal year 2023 (one-time impact), and deferred income tax impacts on elimination of intercompany profits in inventory.

Change of net deferred tax assets and liabilities:

(CHF in millions)	2024	2023

Net amount at January 1	59.1	13.9
thereof deferred tax assets	69.5	31.7
thereof deferred tax liabilities	(10.5)	(17.9)
Taxes charged
to income statement	36.6	46.2
to other comprehensive income	0.1	0.7
Exchange differences	1.3	(1.6)
Net amount at December 31	97.1	59.1
thereof deferred tax assets	107.8	69.5
thereof deferred tax liabilities	(10.8)	(10.5)

Deferred tax assets and liabilities relate to the following items:

	12/31/24					12/31/23
(CHF in millions)	Assets	Liabilities	Net amount	Assets	Liabilities	Net amount

Inventories	81.5	(9.9)	71.6	50.1	(8.0)	42.0
Property, plant and equipment	0.3	(6.2)	(5.9)	0.1	(0.1)	0.1
Right-of-use assets	—	(50.6)	(50.6)	—	(6.2)	(6.2)
Intangible assets	—	(2.9)	(2.9)	—	(3.0)	(3.0)
Other current financial liabilities	46.7	—	46.7	1.1	(0.1)	1.0
Other current operating liabilities	17.2	(0.7)	16.5	17.2	(2.6)	14.6
Other non-current financial liabilities	12.8	—	12.8	6.2	—	6.2
Tax loss and tax credit carryforwards	4.6	—	4.6	3.6	—	3.6
Other assets and liabilities(1)(2)	5.3	(1.2)	4.1	1.7	(1.0)	0.7
Deferred tax assets (liabilities)	168.5	(71.4)	97.1	80.0	(21.0)	59.1
Offsetting	(60.6)	60.6	—	(10.5)	10.5	—
Deferred tax assets (liabilities) on balance sheet	107.8	(10.8)	97.1	69.5	(10.5)	59.1
(1) The Company reclassified prior year comparative amounts to conform with current year presentation in the table above. This change in presentation did not have an impact on the Company’s results of operations, financial condition, or any of the other financial statements.
(2) Prior year line items "Trade receivables," "Other current assets," "Current provisions," "Employee benefit obligations" and "Non-current provisions" were condensed into new line item "Other assets and liabilities."
Pillar Two income tax disclosure
In December 2021, the OECD published key parameters and model rules on a global minimum tax rate of 15% (Pillar Two) for multinational enterprises with revenue of more than EUR 750 million. Many jurisdictions in which we are subject to income taxes, global minimum tax rules have been enacted, or substantively enacted, which can impose detailed reporting obligations and increase compliance and systems-related costs on our businesses. In Switzerland, where the company is headquartered, the enacted legislation includes the introduction of a Qualified Domestic Top-up Tax effective January 1, 2024, as well as the income inclusion rule effective January 1, 2025.
We have applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12. Accordingly, we neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.
As an integral part of the rule set, the OECD has published transitional Country-by-Country Report ("CbCR") Safe Harbor rules, with the purpose to remove the obligation of calculating the Pillar Two effective tax rate for operations in lower-risk jurisdictions during the initial years when the rules take effect. In applying the transitional CbCR Safe Harbor rules on the 2024 consolidated financial statements, all jurisdictions in which we operate, to the extent such jurisdictions have implemented the OECD rules, qualify for the transitional CbCR Safe Harbor rules.
We are continuing to assess the impact of the Pillar Two income taxes legislation on our financial performance.

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
•Executive officers
•Members of the Board of Directors of On
•Shareholders that have significant influence by delegating a member into the Board of Directors of On

In 2024, total share-based compensation of the non-executive members of the Board of Directors of On amounts to CHF 1.2 million (2023: CHF 1.1 million, 2022: CHF 0.5 million).
There were no further transactions with related parties for the relevant financial years except for the following transactions with the five members of On’s executive team:

(CHF in millions)	2024	2023	2022

Short-term employee benefits	3.4	4.2	2.1
Post-employment benefits	1.1	0.3	1.8
Share-based compensation	13.8	13.8	15.1
On Executive Team	18.2	18.3	19.0

6.6 Events after the balance sheet date
There were no material events after the balance sheet date.