Form 20-F
period 2025-12-31
On Holding AG
filed 2026-03-03
CIK 1858985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 20-F
________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-40795
On Holding AG
(Exact name of registrant as specified in its charter)
n/a
(Translation of Registrant's name into English)
Switzerland
(Jurisdiction of incorporation or organization)

Förrlibuckstrasse 190
8005 Zurich, Switzerland
(Address of principal executive offices)

Martin Hoffmann
Chief Executive Officer and Chief Financial Officer
Förrlibuckstrasse 190
8005 Zurich, Switzerland
Tel: +41 44 225 1555
investorrelations@on.com
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
Class A ordinary shares: 296,873,353
Class B voting rights shares: 341,241,680
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

2025 Memorable Moments

On athlete Hellen Obiri wins the marathon in New York City, breaking the 22-year-old course record by more than two minutes.

On partners with Elmo for its 'Soft Wins' campaign and debuts its first-ever commercial at one of the world's most watched sporting events: the Super Bowl.

On athletes achieve major success on the court: Iga Świątek cements her legacy with a historic win on grass, completing her Grand Slam collection across all surfaces.

On launches the Cloud 6, supercharging the brand’s most iconic franchise with its biggest product launch to date.

On takes Tokyo by storm - opening the Ginza flagship store, delivering immersive experiences at the 'On Labs' pop-up, and celebrating its first-ever outdoor World Championship medals.

On athletes excel across several major stages including track, trail, and triathlon, in a record-breaking year for participation and podium finishes.

The future of manufacturing arrives as On opens the world’s first LightSprayTM production facility at its home in Zürich.

On elevates its global footprint with design-led, premium retail experiences, including openings in Singapore, Bangkok, and Seoul.

Global Summit 2025
Among the Clouds
Among the Clouds
Global Summit 2025
Among the Clouds
Global Summit 2025

Teams across the globe unite to celebrate On’s 15th anniversary.

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
ITEM 19. EXHIBITS
SIGNATURES
FINANCIAL STATEMENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Definitions
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F ("Annual Report") to the terms “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to On Holding AG and its consolidated subsidiaries. References to our “extended founder team,” unless otherwise noted, or our “executive officers,” or our "executive committee," are to (i) our “co-founders,” which consists of (a) our co-founders and executive co-chairmen, David Allemann and Caspar Coppetti, and (b) our co-founder and executive director Olivier Bernhard, and (ii) our chief executive officer and chief financial officer, Martin Hoffmann.
All references to “U.S. dollars,” “dollars” or “USD” are to the lawful currency of the United States of America ("US"). All references to “CHF” or “Swiss francs” are to the lawful currency of Switzerland. In this Annual Report, amounts that are converted from CHF to USD are converted at an exchange rate of USD 1.26 per CHF, the exchange rate as of December 31, 2025.

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

•the strength of our brand and our ability to maintain our reputation and premium brand image;
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
•health epidemics, pandemics and similar outbreaks;
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
•supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates;
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
•our reliance on complex IT systems;
•our ability to adopt and monitor generative artificial intelligence ("AI") technologies in our operations;
•financial accounting and tax matters;
•changes and contemplation of changes to trade policies, tariffs and import/export regulations in the US and other jurisdictions;
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
ii.Supply chain and distribution
iii.Third-party partners and suppliers
iv.Human capital
v.Climate
III.Risks Related to Our Intellectual Property and Information Technology
i.Protection of intellectual property and litigation
ii.Information technology security, laws, and systems
IV.Risks Related to Financial, Accounting and Tax Matters
i.Additional investments in our business
ii.Financial reporting and internal controls
iii.Foreign currency exchange rates
iv.Taxes
V.Risks Related to Legal and Regulatory Compliance
i.Trade policies, tariffs and import/export regulations
ii.Legal or regulatory requirements, proceedings and audits
VI.Risks Associated with Securities Markets and Ownership of our Class A Ordinary Shares
i.Dual class structure of our shares
ii.Foreign private issuer status
iii.Pricing volatility, dividends, and dilution
iv.Swiss corporate law

I. Risks Related to Our Business, Industry and Economic Environment

(i) Brand reputation and resilience

Our business depends on the strength of our reputation and premium brand image, and if we are not able to maintain and enhance our brand, our results of operations may be adversely impacted.
The “On” name, our claims (such as “Running on Clouds”), our product or technical-related trademarks (such as “Cloud,” “Cloudsurfer,” “Cloudswift,” and “CloudTec,” among others), our designs and technical patents (such as the “Speedboard”) and our premium performance brand image are integral to our business, and to the implementation of our strategies for expanding our business. We believe that the strong reputation and brand image we have cultivated has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our reputation and premium brand may require us to make substantial investments in areas such as product design, intellectual property (such as patents and trademarks), marketing and communications, operations, community building, employee training and our wholesale and DTC channels, such as investments in additional distribution partnerships, the opening of new physical and e-commerce stores and other e-commerce projects, and these investments may not be successful.
We anticipate that, as our business expands into new markets and new product categories, maintaining and enhancing our brand may become more difficult and may require the use of significant resources. If these or similar efforts in the future are not successful, our reputation may be adversely impacted. Even if such efforts are successful, they may dilute our image in our core running and performance markets. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the relative novelty and scarcity of our brand. Our brand may be adversely affected if our public image or reputation is tarnished by negative publicity, which may occur due to product quality issues, a lack of product acceptance, environmental or labor concerns related to production, customer service complaints or product delivery delays, among other reasons. Our exposure to social media platforms may accelerate and aggravate such negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, counterfeit products, unfair labor practices and failure or legal limitations to protect the intellectual property rights in our brand are some of the potential threats to the strength of our reputation and brand, and those and other factors could diminish consumer confidence in us. Further, if there are product defects, failures in product quality and/or negative quality claims, then our reputation as a premium performance brand image and expectations on product performance may be negatively impacted. Maintaining and enhancing our brand will depend largely on our ability to be a leader in premium footwear, apparel and accessories industry and to continue to offer a range of high-quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability, financial condition and the price of our Class A ordinary shares.
A key element of our growth strategy is innovation, product development and expansion of our product offerings into new product categories. However, we may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers and damage our reputation.

We may receive negative publicity if we do not meet expectations of transparency with respect to our business practices, which could harm our reputation and brand image. Additionally, if our independent contract manufacturers or other suppliers fail to implement socially and environmentally responsible business practices or fail to comply with applicable laws and regulations or our guidelines, we may be subject to fines, penalties or litigation and our reputation and brand image could also be harmed due to negative publicity.
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
While we are conscious and strategic with our choices of our business partners and require, as part of our supply contracts, compliance with our Supplier Code of Conduct and our standards, we do not control our manufacturing suppliers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines or applicable laws. A failure by our suppliers to comply with such requirements could, in turn, lead to reduced sales by us as the result of recalls or adverse consumer reactions, damage to our reputation or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.
The expectations of consumers, NGOs, or any other third parties regarding socially and environmentally responsible business practices continually evolve and may be substantially more demanding than applicable legal requirements. We have also increasingly been receiving negative feedback from anti-environmental, social and governance stakeholders in opposition to such initiatives. Socially and environmentally responsible business practices are also driven in part by legal and political developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings, which can quickly lead to negative publicity and boycotts. Stakeholders from both sides of this issue may view us negatively and take public action against us to the extent that we do not satisfy their conflicting views or expectations. Accordingly, we cannot predict how such regulations or expectations might develop in the future and cannot be certain that our guidelines or current practices would satisfy all parties who are active in monitoring our products or other business practices worldwide. Our exposure on social media platforms may accelerate and aggravate such negative publicity and boycott risks not only related to potential non-compliance, but also related to geopolitical developments and related controversial public discussions, such as recent discussions regarding brands sourcing their products from China, which NGOs and others are requesting to boycott due to China’s handling of minorities. Also, China has previously placed pressure and obstacles on international companies who criticize Chinese politics, and may continue to do so in the future. A failure by our suppliers to comply with such requirements could, in turn, lead to reduced sales by us as the result of recalls or adverse consumer reactions, damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

If our marketing efforts or partnerships with other brands are not successful, our business, results of operations and financial condition could be harmed. Additionally, the costs and return on our investments for our sports marketing sponsorships may become more challenging and this could impact the value of our brand image.
We rely on marketing efforts to advertise our brand. Our marketing strategy consists of traditional grassroots efforts focused on building authentic consumer relationships within core communities. Additionally, we employ professional partner-based strategies that utilize high-profile sponsorship agreements and strategic associations to establish authenticity and promote the brand's premium performance image. These efforts include working with select premium brand partners, such as our co-entrepreneur, Roger Federer, athletes chosen by us, and influencers, who we refer to as our ambassadors. Our ambassadors assist us by introducing our brand and culture to various communities. Our marketing efforts must be tailored to each particular market, which may require substantial ongoing attention and resources. For instance, we must successfully identify suitable ambassadors in each of our new and existing markets. Our future growth and profitability and the vibrancy of our premium brand, will depend in part upon the effectiveness and efficiency of these marketing efforts. Additionally, we also partner with fashion brands on collaborative product collections. Partnering with fashion brands can also increase the risk of brand reputational damage if the brand we work with faces any negative publicity.
An element of our marketing strategy has been to create a link in the consumer market between our products and professional and Olympic athletes, such as with Roger Federer and various athletes and celebrities around the world, such as Zendaya, FKA Twigs, and Burna Boy, and we face additional risks as a result. If we lose our celebrity endorsers, or if our celebrity endorsers engage in activities that damage our reputation (whether actual or perceived), our brand and our business could be adversely impacted.
We have also developed sponsorship agreements with a variety of athletes. However, as competition in the footwear, apparel and accessories industry has increased, the costs associated with athlete sponsorships, including the costs of obtaining and retaining these sponsorships and agreements, have varied and at times increased greatly. If we are unable to maintain our current association with athletes, or to do so at a reasonable cost, we could lose the reputational benefit associated with such partnerships, and we may be required to modify and substantially increase our marketing investments. Moreover, a failure to continue to correctly identify promising public figures to use and endorse our products or a failure to enter into cost-effective endorsement arrangements with prominent public figures could adversely affect our brand, sales and profitability. While our partnerships and sponsorships of celebrities, athletes or events often aim to enhance brand visibility, credibility, and market reach, such investments may not always be successful. Additionally, the brand may face adverse consequences in the event of any scandals involving athletes endorsing or associated with our products or in the event of product quality failures or injuries while such persons use our product, impacting consumer trust and market reputation.
If our marketing efforts or sports marketing sponsorships are not successful, there may not be an immediately available alternative marketing channel for us to build awareness of our products in a successful manner. This may impair our ability to successfully integrate new stores into the surrounding communities, to expand into new markets at all or to maintain the strength or distinctiveness of our brand in our existing markets. Failure to successfully market our products and brand in new and existing markets could harm our premium brand and our business, results of operations, financial condition and the price of our Class A ordinary shares.

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
Our business is not currently diversified and consists primarily of designing and distributing footwear, apparel and accessories, with footwear being the most concentrated among the three product groups. Consumer preferences often change rapidly, and demand for our products is substantially dependent on our ability to attract customers who are willing to pay a higher price for our premium products. We believe there are a number of factors that may affect the demand for our products, including:
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
•pandemics or other outbreaks of illness or disease; and
•any future shifts in consumer preferences away from retail spending for footwear, apparel and accessories would also have a material adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.

Sales of footwear, apparel and accessories may not continue to increase, and this could impair our ability to innovate and grow our business.
We believe that continued increases in sales of footwear, apparel and accessories will partly depend on customers continuing to demand footwear, apparel and accessories designed for specific athletic pursuits such as running. In addition, we believe that continued increases in sales of footwear, apparel and accessories will largely depend on customers continuing to demand technical superiority, and attractive, trend-setting design from their premium products. If the number of customers demanding footwear, apparel and accessories does not continue to increase, the trend of increased focus on health and wellness or the associated growth in exercise subsides, the appeal of high-technology footwear, apparel and accessories diminishes, the style of our footwear, apparel and accessories falls out of fashion with customers or customers engaging in athletic pursuits are not convinced that our footwear, apparel and accessories are a better choice than available alternatives, we may not achieve the level of sales necessary to support new growth platforms, our ability to innovate and grow our business will be severely impaired, and our business, results of operations, financial condition and the price of our Class A ordinary shares may be adversely impacted.

Our limited operating experience and brand recognition in new markets may limit our expansion strategy and cause our business and growth to suffer.
Our future growth depends, to a considerable extent, on our efforts to expand our markets and also on our success in entering new markets throughout the world that we deem attractive. While our headquarters are in Switzerland, we sell our footwear, apparel and accessories globally. For the year ended December 31, 2025, 57.7%, 25.3% and 17.0% of our sales were to customers in the Americas, Europe, Middle East and Africa ("EMEA"), and Asia-Pacific regions, respectively. We also have limited experience with regulatory environments and market practices outside of Europe and the US, and cannot guarantee that we will be able to penetrate or successfully operate in any such markets. In connection with our expansion efforts, especially in the US and Asia-Pacific, we have encountered increased costs of operations resulting from higher customs, payroll and other expenses and from new and different business requirements generally. In connection with our continued expansion efforts throughout the world, we have encountered, and expect to continue to encounter, a number of obstacles including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business and technical developments and foreign customers’ tastes and preferences, as well as differences in employee expectations and working culture. We may also encounter difficulty expanding into new markets throughout the world because of limited brand recognition leading to delayed acceptance of our footwear, apparel and accessories by customers in these new markets.

In particular, we have no assurance that our marketing efforts will prove successful outside of the geographic regions in which they have been used in Europe and the US. The expansion into new markets may also present competitive, merchandising, forecasting and distribution challenges that are different from or more severe than those we currently face. Failure to develop new markets globally or disappointing growth outside of such markets may harm our business, results of operations, financial condition or the price of our Class A ordinary shares.

If we fail to adequately continue to connect with our consumer base, including through the use of social media platforms, it could have a material adverse effect on our business, results of operations and financial condition.
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
Our approach to identifying locations for our stores and premium products typically favors street locations and lifestyle centers. As a result, our stores are typically located near retailers or fitness facilities that we believe are consistent with our customers’ lifestyle choices. Our net sales, business and results of operations at these stores are derived, in part, from the volume of foot traffic in these locations. Store locations may become unsuitable due to, and our sales volume, customer traffic and profitability generally may be harmed by, among other things:
•economic downturns in a particular area;
•competition from nearby retailers selling athletic apparel;
•changing consumer demographics in a particular market;

•changing lifestyle choices of consumers in a particular market; and
•the closing or decline in popularity of other businesses located near our stores.
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

(iii) Innovation

We rely on technical innovation, unique designs and high-quality products to compete in the market for our products. If we fail to continue to innovate and provide consumers with design features, new technologies and environmentally sustainable products that meet consumer expectations, we may not be able to generate sufficient consumer interest in our footwear, apparel and accessories to remain competitive.
Innovation is at the core of our business, and we must continue to invest in research and development in connection with the innovation, intellectual property and design of our footwear, apparel and accessories in order to attract and retain consumers. If we are unable to anticipate consumer preferences or industry changes, or if we are unable to modify our products on a timely basis, we may lose customers or become subject to greater pricing pressures. Our operating results would also suffer if our innovations and designs do not respond to the needs and demands of our customers, are not appropriately timed with market opportunities or are not effectively brought to market. Any failure on our part to innovate and design new products or modify existing products will harm our brand image and could result in a decrease in our net sales and an increase in our inventory levels. In addition, we may not be able to generate sufficient consumer interest in our apparel and accessories to remain competitive.
The commercial success of our products is increasingly dependent on our ability to conduct and apply proprietary sports science research to drive performance-led innovation. In particular, sourcing novel high performance or sustainable materials, technical innovation, our unique designs and quality control in the design and manufacturing process of footwear, apparel and accessories is essential to the commercial success of our products. Research and development play a key role in technical and environmentally sustainable innovation. Over the last years, we have systematically redesigned and aligned many of our franchises across footwear, apparel and accessories. We rely upon specialists in the fields of biomechanics, chemistry, exercise physiology, engineering, digital technologies, industrial design, sustainability and related fields, as well as research and advisory boards made up of athletes, coaches, trainers, equipment managers, orthopedists, podiatrists and other experts to develop and test our performance products. While we strive to produce products that help to enhance performance and maximize comfort, consumer demand for our products could decline if we fail to introduce technical and environmentally sustainable innovations in our products. In addition, if we experience problems with the quality of our products, we may incur substantial expense to remedy such problems and lose consumer confidence and loyalty, which could negatively impact our reputation, business, results of operations, financial condition and the price of our Class A ordinary shares.

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
As our business has expanded, our competitors have imitated, and will likely continue to imitate, our premium product designs and branding, which could harm our business, results of operations, financial condition and the price of our Class A ordinary shares. Also, any theft, piracy or leaking, such as through industrial espionage, of our technologies, materials or trade secrets could cause harm to our brand and business. Competitors who flood the market with products seeking to imitate our products could divert sales and dilute the value of our brand. Continued sales of competing products by our competitors could harm our brand and adversely impact our business, financial condition and results of operations. While we rely on a variety of intellectual property laws and procedures to protect our competitive position, intellectual property protection has its limitations. For more information, refer to “—Risks Related to Our Intellectual Property and Information Technology—Protection of intellectual property and litigation."

(v) Economic, political and market conditions

We may be adversely affected by the financial health of our wholesale partners.
During the year ended December 31, 2025, net sales through our wholesale channel represented 58.2% of our total net sales. We extend credit to our wholesale partners based on an assessment of their financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of our products, we offer certain customers the opportunity to place advance orders ahead of delivery. These advance orders may be canceled under certain conditions, and the risk of cancellation may increase when dealing with financially unstable wholesale partners, or wholesale partners struggling with economic uncertainty. In the past, some wholesale partners have experienced financial difficulties, including bankruptcies, which have had an adverse effect on our sales, our ability to collect on receivables and our financial condition. In addition, we and our wholesale partners could face risks from a decline in the overall level of consumer retail spending, and a weak retail environment could impact customer traffic in the stores of our wholesale partners and also adversely affect our net sales.
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

Recent geopolitical events and general economic conditions have led to a slow-down in certain segments of the global economy and affected the amount of discretionary income available for certain consumers to purchase our products. Any downturn in the economy in markets in which we sell our products may adversely impact our sales, business, results of operations, financial condition and the price of our Class A ordinary shares.

Our international operations involve inherent risks which could result in harm to our business.
All of our premium footwear, apparel and accessories are manufactured outside of the US, and a significant amount of our products are sold outside of the US. Accordingly, we are subject to the risks generally associated with global trade and doing business abroad, which include foreign laws and regulations, varying consumer preferences across geographic regions, political unrest (for example national or international armed conflicts), disruptions or delays in cross-border shipments for various reasons and changes in economic conditions in countries in which our products are manufactured or where we sell products. This includes, for example, new and proposed changes affecting tax laws and trade policy in the US and elsewhere, as further described below under “—Risks Related to Financial, Accounting and Tax Matters— We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in Switzerland, the US or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate” and “—Risks Related to Legal and Regulatory Compliance—Changes to trade policies, tariffs and import/export regulations in the US, European Union ("EU"), and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.” There could be legislative actions limiting outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the US, which may require us to change the way we conduct business and adversely affect our business, results of operations, financial condition and the price of our Class A ordinary shares.
In addition, disease outbreaks, pandemics, terrorist acts and political or military conflicts, including the ongoing conflicts between Russia and Ukraine and between Israel and Hamas, have increased the risks of doing business abroad. These factors, among others, could affect, among other things, our ability to manufacture products or procure materials in the future, our ability to import products, our ability to ship our products globally, our ability to sell products in international markets, and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable, unprofitable or impractical, our business and financial results could be adversely affected. In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported into the US and other countries. Any country in which our products are produced, imported or sold may eliminate, adjust or impose new quotas, duties, tariffs, safeguard or protectionist measures, anti-dumping duties, cargo restrictions to prevent terrorism, restrictions on the transfer of currency, climate change legislation, product safety regulations or other charges or restrictions, any of which could have an adverse effect on our business, results of operations, financial condition and the price of our Class A ordinary shares.
Furthermore, we are subject to the US Foreign Corrupt Practices Act as well as the anti-corruption laws of other countries in which we operate. Although we have implemented policies and procedures designed to promote compliance with these laws, our employees, contractors and agents, including the partners, suppliers and companies to which we outsource certain of our business operations, may take actions in violation of our policies or such laws. In addition, these policies and procedures might not be sufficient or adequate to prevent violations by our employees, contractors and agents of our policies or such laws. Any such violation could result in sanctions or other penalties and have an adverse effect on our reputation, business, results of operations, financial condition and the price of our Class A ordinary shares.

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
The ongoing conflicts between Russia and Ukraine and hostilities in the Middle East, including the recent military conflict involving Iran, the United States and Israel, have resulted in worldwide geopolitical and macroeconomic uncertainty, and we cannot predict how these conflicts will evolve or the timing and effects thereof. Although our operations in the Middle East are limited, continued instability could adversely affect consumer demand and our sales in those markets. In addition, the conflict could disrupt regional trade routes.
As a result, any escalation or prolonged geopolitical tension could grow and bring about further disruption, instability and volatility in global markets, supply chains and logistics operations, such as the ongoing shipping disruptions in the Red Sea and surrounding waterways, which could in turn adversely affect our business operations and financial performance. If these conflicts continue for a significant time or further expand to other countries and depending on the ultimate outcomes of these conflicts, which remain uncertain, they could have additional adverse effects on macroeconomic conditions, including but not limited to, increased costs, constraints on the availability of materials, supply chain disruptions and decreased consumer spending. Furthermore, the potential continuation and expansion of these conflicts could give rise to disruptions to our or our business partners’ global technology infrastructure, including through cybersecurity incidents; adverse changes in international trade policies and relations; regulatory enforcement; our ability to implement and execute our business strategy; terrorist activities; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could magnify the impact of other risks factors discussed in this Annual Report and have a material adverse effect on our business, results of operations, cash flows, financial condition and the price of our Class A ordinary shares.

Our financial condition and results of operations have been, and could in the future be, adversely affected by a pandemic, epidemic or other public health emergency.
Pandemics and other public health emergencies have caused, and may in the future cause disruptions to our business, including disruptions to sourcing, our supply chain, our manufacturing facilities and our distribution facilities.
The spread of pandemics has in the past, and may again in the future, cause public health officials to impose restrictions and recommend precautions in response, in an effort to mitigate such spread, which would negatively impact our business, results of operations, financial condition, and the price of our Class A ordinary shares.
Additionally, pandemics, epidemics or other health emergencies could increase the magnitude of many of the other risks described in "Item 3. Risk Factors" of this Annual Report and may have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which we operate experience a prolonged occurrence of adverse public health conditions, it could materially adversely affect our business, financial condition, results of operations and the price of our Class A ordinary shares.

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
Our substantial growth to date has placed a significant strain on our management systems and resources. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other personnel. Moreover, our new innovations may require either new or different infrastructure, relationships or processes. Our continued growth could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient supplies, raw materials and manufacturing capacity to produce our products, and delays in production and shipments, all of which could impact our ability to bring the brand and our products to market as intended. These difficulties could negatively impact our business, results of operations, financial condition and the price of our Class A ordinary shares.

We may not be able to successfully execute our growth strategy on the continued expansion of our DTC channel, including our own retail stores and e-commerce platform.
Our business involves distributing products on a wholesale basis for resale through our wholesale partners and also includes a multi-channel experience, including physical and online retail stores that are owned and operated by us. Growing our e-commerce platforms and the number of physical stores owned by us is essential to our growth strategy, as is innovating and expanding our product offerings available through these channels. Sales in our DTC channel continue to grow, which may expose us to other risks, including those relating to continuing to grow brand awareness. This strategy has, and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. Our accelerated growth within physical retail store spaces could impact our ability to obtain timely market insights to enable a change in investment and focus, if warranted. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. If our physical retail store design does not appeal to our customers, or if we are unable to consistently meet our brand promise through premium customer service and product availability within these stores, we may experience a loss of customer confidence or sales as a result of losing repeat customers. In addition, if our e-commerce platform design does not appeal to our customers, function reliably and conveniently, or maintain the privacy and security of customer data, we may be exposed to fraudulent transactions, cybersecurity incidents or other issues which could adversely affect our reputation and results of operations.
As of December 31, 2025, we currently operate our e-commerce digital platforms in multiple countries globally, the majority of which are serviced by our physical retail stores and also our wholesale channel partners. Additionally, we are planning to expand the reach of our e-commerce platform to new geographies. Failure to implement a cohesive product and assortment distribution strategy could lead to sales cannibalization across our own and our wholesalers' omnichannel platforms, undermining our broader growth objectives. In addition, existing and additional countries may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories, and not realize benefits from our investment in our international expansion. We are also exposed to the risk of fraudulent domains or websites pretending to sell our products, when they are in reality phishing sites or imitator domains, and we might be unable to stop those sites from operating in due time, or permanently due to regulatory or factual constraints. These collective risks could negatively impact our business, results of operations, financial condition and the price of our Class A ordinary shares.

Our business or our results of operations could be harmed if we or our wholesale partners are unable to accurately forecast demand for our products or if we are unsuccessful at managing product manufacturing decisions.
We have an extended design, development, manufacturing and logistics process. To ensure adequate inventory supply, we and our wholesale partners forecast inventory needs, which are subject to seasonal and quarterly variations, and are also subject to variation as a result of broader economic and social trends. If we or our wholesale partners fail to accurately forecast demand for our products, we may experience excess inventory levels which increases the risk of obsolescence and reduces liquidity flexibility. Conversely, it may lead to a shortage of product to deliver to our wholesale partners and through our DTC channels. This can result in distorted ordering patterns and may destabilize supply planning. Inventory management constitutes a critical component of the end-to-end supply chain. This vulnerability can be amplified by suboptimal replenishment strategies, limited visibility into in-transit inventory, and data inaccuracies, which can have an adverse effect on supply chain planning. Moreover, a potential increase of inventory stock level resulting from fluctuating supply/demand/logistics lead time and capacity may obscure service-level performance, limit valuable storage space, increase our operational costs such as rental costs, and may increase our cost of goods sold and decrease profit margin, if additional freight charges, including demurrage and detention costs, are incurred, and can negatively impact our business, brand and results of operations.
If we, or our wholesale partners, underestimate the demand for our products, we may not be able to produce products to meet our own or our wholesale partner requirements, and this could result in a halt in production or delays in the shipment of our products and accordingly, our failure to satisfy customer demand, as well as damage to our reputation and wholesale partner relationships. If we or our wholesale partners overestimate the demand for our products, we or our wholesale partners could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross profit margins and our brand management efforts. These factors could cause a decline in net sales and harm our business, operating results, financial condition, cash flows and the price of our Class A ordinary shares.

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
•design a retail store that appeals to our customers;
•hire, train and retain store personnel and field management;
•integrate new store personnel and field management into our corporate culture and spirits;
•source sufficient inventory levels to meet demand and maintain efficient stock turnover; and
•successfully integrate new retail stores owned and operated by us into our existing operations and information technology systems.
Successful new store openings may also be affected by our ability to identify new and suitable markets for the opening of a potential new retail store. In addition, new retail stores owned and operated by us or by third parties will not always be immediately profitable, and will cause losses until these stores become profitable and such stores have required, and will continue to require, substantial fixed investment in equipment and leasehold improvements and personnel, and we have entered into substantial operating lease commitments for retail space. There can be no assurance that we will open our planned number of new stores in 2026 or thereafter, or that our estimates regarding the associated costs will be accurate. Any failure to successfully open and operate new stores operated by us would harm our business, results of operations, financial condition and the price of our Class A ordinary shares.

We are subject to risks associated with leasing retail and distribution, office and warehouse spaces subject to long-term and non-cancelable leases.
We enter into lease agreements for all of our stores, offices, and warehouses and our inability to secure appropriate real estate or lease terms could impact our ability to grow. Our leases have varying lease terms and can generally be extended. We generally cannot unilaterally terminate these leases at an earlier time without penalties. If an existing or new store owned and operated by us is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying rent for the balance of the lease term, assigning the lease, or subleasing to new tenants.

Similarly, we may be committed to perform our obligations under the applicable leases even if current locations of our retail stores become unattractive as demographic patterns change, or if we have to close retail stores due to governmental orders. Moreover, as our operations expand, we may be unable to find additional office space to accommodate our needs. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close retail stores owned and operated by us in desirable locations. We also lease all of our distribution centers and our inability to secure appropriate real estate or lease terms could impact our ability to deliver our products to the market.

(ii) Supply-chain and distribution

We have in the past and could in the future experience significant disruptions in supply from our current or future sources.
We have agreements with our suppliers that are on a purchase order basis and typically rely on inventory forecasts to help determine our quantities for purchase orders. We are highly dependent upon our suppliers, several of them representing a significant share of certain components or finished goods of our products and certain of our suppliers are concentrated in a single country. Interruption of components or finished goods from any of the Company’s suppliers, or the loss of one or more key suppliers, could have a negative effect on the Company’s business and operating results. In addition, any supply chain disruptions due to trade restrictions, political instability, severe weather and natural disasters, war, labor shortages, reduced freight availability and increased costs, shipping or port disruptions, and other factors, have in the past, and may in the future further complicate existing supply chain constraints.
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
We rely on distribution facilities in Australia, Belgium, Brazil, Canada, China, Hong Kong, Japan, Korea, Luxembourg, Switzerland, the United Kingdom ("UK"), and the US, all of which are operated by third-party vendors, for substantially all of our product distribution. Our contracts for these facilities expire at various times, and we may be unable to successfully renegotiate such agreements on terms attractive to us. In addition, we may be unable to terminate such contracts at our convenience. There can be no assurance that we will be able to enter into other contracts for distribution centers on acceptable terms, which could disrupt our operations. In addition, because substantially all of our products are distributed from these distribution centers, our operations could also be interrupted by workforce constraints, such as labor shortages, strikes, or public health crises, or by floods, fires or other natural disasters or force majeure events. Additionally, issues related to inbound transportation and distribution (e.g., freight disruptions, warehouse operational problems, etc.) may prevent the business from reaching operating performance targets.
We rely on third parties for the transportation involved in our distribution systems. Transportation risks in the distribution system include a range of factors that may cause significant disruption. Carrier capacity shortages, fuel price volatility, and driver shortages increase uncertainty and can lead to delays or higher transportation costs. Route disruptions caused by severe weather, accidents, geopolitical events, or infrastructure failures further threaten product delivery reliability. Poor fleet maintenance raises the likelihood of vehicle breakdowns, while regulatory changes such as customs requirements, emissions rules, or transportation permits may create unexpected delays or compliance challenges.
Our distribution facilities include computer controlled and automated equipment, and their operations are complicated and may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures. Technology and data risks in supply chain operations are rising rapidly as systems become more interconnected and reliant on digital platforms. Data breaches and cyberattacks pose significant risks, potentially exposing sensitive operational information, disrupting critical systems like ERP, WMS, or TMS, and potentially halting supply chain planning activities. With the increasing use of AI for forecasting, optimization, and automation, the risk landscape increases. AI systems can amplify errors if trained on poor-quality data, be manipulated through malicious data injections, or create vulnerabilities if not properly governed. Additionally, fragmented systems and weak integrations can lead to inconsistent data flows, reduced visibility, and compromised decision-making. Altogether, these technology and data risks highlight the need for strong cybersecurity, robust data management, and responsible AI governance across the supply chain.
Our potential, anticipated growth will require further investments into our supply chain and operations capabilities, including but not limited to new warehouses or other facilities. For instance, we have entered into third party logistics and warehouse services agreements for new, highly-automated fulfillment centers. If our partners' ability to scale warehouse operations and automation is unsuccessful or if the warehouse automation does not provide the anticipated benefits or it does not meet market demands, our financial condition and results of operations can be adversely impacted. Overreliance on a limited number of third-party vendors can create vulnerabilities if disruptions occur.
In addition, the property damage, business interruption and other insurance policies held by us may not adequately protect us from the adverse effects that could result from significant disruptions to our business and distribution systems, such as the long-term loss of customers, chargebacks and penalties or an erosion of our brand image.
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
The fabrics and other subcomponents used by our suppliers and manufacturers are made of raw materials, including virgin and recycled petrol-based and bio-based polyester, polyamide and ethylene vinyl acetate, rubber and cotton. Significant raw material price fluctuations, such as oil prices, including as a result of inflation, or shortages in such raw materials could adversely impact our cost of goods sold. We are also subject to risks from price fluctuations due to our storage capacity restrictions at our warehouses for the raw materials that our suppliers and manufacturers use for production. Additionally, global sourcing prices may increase if tariffs are implemented on certain trade partners by the US and other countries. See “Changes and contemplation of changes to trade policies, tariffs and import/export regulations in the US, EU and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.”
Furthermore, we and our manufacturers compete with other companies and industries for raw materials used in our products. In the event of heightened competition for such materials, we or our manufacturers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. In addition, all our manufacturers are subject to government regulations related to wage rates, and therefore the labor costs to produce our products may fluctuate. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil, but such costs are also subject to geopolitical and climate change impacts that may disrupt our global supply chains. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs.
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
Our financial success is dependent on our wholesale partners continuing to carry our products and the success of these partners. A substantial amount of our net sales is made through our wholesale partners, either directly or indirectly, who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce or discontinue their purchases of our products. We do not have long-term contracts with any of our wholesale partners, and sales to our wholesale partners are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling by the partner. If we cannot fill our wholesale partners’ orders in a timely manner, the sales of our products and our relationships with those partners may suffer, and this could have a material adverse effect on our ability to grow our product lines and our results of operations.
Although we believe that our business relationships with our wholesale partners are satisfactory, we cannot assure that these business relationships will continue to generate satisfactory sales in the future. If any of our major wholesale partners experiences a significant downturn in their business or fails to remain committed to our products or brand, then these partners may reduce or discontinue purchases from us, which could adversely impact our business. Additionally, if any of our partners experience a significant downturn this could lead to potential losses given that we grant certain credit limits to our partners. Although we have an insurance policy to limit and manage credit risk of certain wholesale partners, the insurance coverage does not insure us against all potential credit risks or all claims we may receive, and is subject to strict conditions. There is no guarantee that any claims made under such policies will ultimately be paid or that we will be able to maintain such insurance in the future.
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

We may fail to find suitable distribution partners to further expand our distribution network globally and this may cause our growth strategy to suffer and may harm our net sales and results of operations.
As part of our growth strategy, we plan to expand our distribution network and sales of our products into new locations. Our successful expansion in new locations and operation of new stores in those territories will depend on our ability to find suitable distribution partners and to successfully implement and manage joint relationships. Additionally, granting credit limits to our partners poses credit risks. As such, if our partners experience financial difficulties, this could lead to financial losses, disruption of cash flows, and potential write-offs of accounts receivable. Additionally, dependence on a few key customers or wholesale partners in certain markets increases vulnerability to market fluctuations and industry-specific challenges. Failure to find sufficient or capable distribution partners in a particular geographic region may delay the rollout of our products in that area. If we are unable to find suitable partners through distribution relationships, our growth strategy will suffer and our net sales, results of operations and the price of our Class A ordinary shares could be harmed.

The operations of many of our raw material suppliers, third-party manufacturers and other key third-party partners are subject to additional risks that are beyond our control and that could harm our business, financial condition and results of operations.
Almost all of our manufacturing partners and raw material suppliers are located outside the US. In addition, we work with selected third-party distributors, especially in the initial stages of expansion for highly complicated products and in new markets. We also rely on third-party partners to facilitate our customer service. Background checks on third parties and any "Know Your Customer" processes for negotiating and entering contracts with key counterparties may not always identify all risks associated with such parties, including risks of inadvertently engaging with parties with criminal backgrounds or ongoing legal proceedings, such as cases involving child and forced labor, health, safety, and environmental (HSE) violations, bribery, corruption, and sanctions. Moreover, entering into business relationships with third parties involved in lawsuits or criminal cases, or that are not compliant with local and international laws, could adversely affect our business performance and brand reputation, and because we ultimately do not control those third parties, we are subject to additional risks as a result of such relationships. Because we do not control the operations of our third-party suppliers, we face inherent limitations in validating their sustainability disclosures and reporting. This may impair our ability to verify supply chain compliance with our Environmental, Social, and Governance ("ESG") standards, potentially damaging our brand reputation and adversely affecting our business, financial condition, and the price of our Class A ordinary shares. Further, disruptions in service from any of our key third-party partners could harm our business, financial condition, results of operations and the price of our Class A ordinary shares

In 2025, approximately 90% of our footwear products were produced in Vietnam and approximately 10% of our footwear products were produced in Indonesia. In 2025, approximately 65% of our apparel and accessories units produced were manufactured in Vietnam, 29% in Turkey and 6% in China. Substantially all of our products are manufactured by third party manufacturers. As a result, we are subject to risks associated with doing business in multiple jurisdictions with third party manufacturers, including:
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
•disruptions or delays in shipments, global container and capacity shortages, or port congestion; and
•changes in local economic conditions in countries where our manufacturers, suppliers or customers are located.
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
We do not manufacture our products (excluding certain Lightspray products) or the raw materials used in our products and rely instead on third-party suppliers and contract manufacturers. Many of the specialty fabrics used in our products are technically advanced textile products developed by third parties and may be available from only one or a very limited number of sources. For example, our engineered warp knitting textiles, which are included in many of our products, are supplied to the manufacturers we use by a few major producers in Vietnam, China, Taiwan and Korea. In 2025, all of our products were produced by less than 30 manufacturing suppliers. In addition, in 2025, approximately 90% of our footwear products were manufactured in Vietnam, and each of our individual apparel and accessories styles were purchased from a single manufacturer. These factors increase the risk of supply disruption and cost inflation, and our efforts to expand our supplier base may fail or be delayed.
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
Our success has largely been the result of significant contributions by our employees, including members of our current senior management, broader leadership and product design teams. Our future growth depends on our ability to attract, retain and motivate a diverse group of highly talented individuals and to maintain and continue to evolve our culture that reflects our core values. Certain geographies in which we operate, including the US, have experienced historically strong labor markets, which complicates our efforts to attract and retain new employees, and may also cause us to fail to retain existing employees. Competition for employees in our industry is intense and we have from time-to-time experienced difficulty in attracting the personnel necessary to support the growth of our business, and we may experience similar difficulties in the future.

Moreover, we have experienced occasional challenges obtaining work permits for potential employees and may experience similar challenges in the future. These problems could be further exacerbated as we continue to expand our business in the US and elsewhere over the next few years. In addition, if we fail to mitigate labor disputes, fail to properly hire and dismiss employees as needed or fail to comply with labor laws, which differ by location and jurisdiction and are rapidly changing, our risk of litigation may increase, which would cause us to incur additional costs. If we are unable to attract and retain additional employees with the necessary skills, we may not be able to grow or successfully operate our business, and our business, results of operation, financial condition and the price of our Class A ordinary shares may be adversely impacted.
Additionally, we have grown rapidly in recent years. If our hiring is not carefully managed and our processes and organizational design are not thoroughly reviewed and updated as needed, we may face increased management and organizational complexities, which may hinder the effective execution of our business strategy. These difficulties could negatively impact our business, results of operations, financial condition and the price of our Class A ordinary shares.

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
Shifts in weather patterns or extreme weather conditions, including as a result of climate change, in the areas in which our retail stores, employees, suppliers, manufacturers, customers, warehouses or distribution centers, headquarters and vendors are located could adversely affect our operating results and financial condition. The emergence of longer summers and shorter winters poses challenges for sales forecasting and planning, especially for seasonal items, and the usual predictability of demand based on historical weather patterns is becoming less reliable. This uncertainty may impact inventory management and procurement and could have an adverse impact on consumer spending, which could in turn result in a decrease in sales of our products.
Moreover, natural disasters such as earthquakes, hurricanes and tsunamis, whether occurring in Switzerland, the US, Vietnam or elsewhere, and their related consequences and effects, including energy shortages and public health issues, have in the past temporarily disrupted and could in the future disrupt our operations, the operations of our vendors, manufacturers, warehouses or distribution centers and other suppliers or have in the past resulted in and could in the future result in economic instability (without adequate or any recourse on insurance coverage) that may negatively impact our operating results and financial condition. In particular, if a natural disaster were to occur in an area in which we or our suppliers, manufacturers, customers, warehouses or distribution centers and vendors are located, our continued success, including our ability to deliver product to our customers, would depend, in part, on the safety and availability of the relevant personnel and facilities and proper functioning of our or third parties’ computer, telecommunication and other systems and operations.
In addition, the physical changes prompted by climate change have resulted in, and could in the future result in, changes in regulations, which could in turn affect our business, operating results and financial condition. Governmental authorities in various countries have proposed, and are likely to continue to propose, varying and, in some cases, conflicting legislative and regulatory initiatives to reduce or mitigate the impacts of climate change on the environment. If we, our suppliers or our manufacturers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience transition risks such as increases in energy, transportation and raw material costs, which could adversely impact our operations.
Substantially all of our products are manufactured by third-party manufacturers. While we are conscious and strategic with our choices of our business partners and require, as part of our supply contracts, compliance with our Supplier Code of Conduct and our standards, we do not control our manufacturing suppliers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines or applicable laws. A failure by our suppliers to comply with such requirements could, in turn, lead to fines, penalties or litigation, reduced sales by us as a result of recalls or adverse consumer reactions, and damage to our brand and reputation or cause us to seek alternative suppliers, which could increase our costs and result disruptions.
Although we have sustainability-related goals, targets and initiatives, including CO2 reduction targets, there can be no assurance that our stakeholders, including non-governmental organizations and customers, will agree with our strategies, and any perception, whether or not valid, that we have failed to achieve, or to act responsibly with respect to, such matters. Execution of these strategies and achievement of our goals is subject to risks and uncertainties, which include, but are not limited to, our ability to execute our strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of raw materials and renewable energy; unforeseen production, design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially competitive basis such as recycling, carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to greenhouse gas emissions, carbon costs or climate-related goals; adapting products to customer preferences and customer acceptance of sustainable supply chain solutions; and the actions of competitors and competitive pressures. As a result, there is no assurance that we will be able to successfully execute our strategies and achieve our sustainability-related goals, which could damage our reputation and customer and other stakeholder relationships and have an adverse effect on our business, results of operations and financial condition.
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
Additionally, we rely on patent laws for the protection of our products and product components such as, for example, our outsole, CloudTec, upper, Speedboard and lacing technologies. Any patents that may issue in the future from our pending or future patent applications may not provide us with competitive advantages, may be of limited territorial reach and may be held invalid or unenforceable if successfully challenged by third parties, which may lead to increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects. As our patents expire, the scope of our patent protection will be reduced for certain of our patented technology in those jurisdictions where such protection has existed, which may reduce or eliminate any competitive advantage afforded by our patent portfolio for products utilizing the protected technology or application in those jurisdictions. Additionally, certain of our patents are limited to certain jurisdictions and do not cover all of our key markets. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Furthermore, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and we may become party to adversarial proceedings regarding our patent portfolio. It is also possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology, and they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of certain of our technologies. Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.
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
We cannot guarantee that our efforts to obtain and maintain intellectual property rights are adequate or that we have secured, or will be able to secure, all necessary permissions and protections. Even if we obtain such rights, they may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Any challenge to our intellectual property rights could result in them being narrowed in scope or declared invalid or unenforceable. In addition, other parties may independently develop substantially similar or superior products and technologies, and we may be unable to prevent them from using or commercializing those developments. If we fail to obtain and maintain our intellectual property rights adequately, we may lose a competitive advantage in our markets.
Some intellectual property rights associated with our products and manufacturing technologies are owned or controlled by our suppliers or partners and are generally not unique to us. This limits our ability to secure intellectual property protection and enables competitors to manufacture and sell products with similar performance characteristics, designs and styles. Because many of our competitors have greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell comparable products at lower prices, which could adversely affect our financial results.
Our ability to protect and enforce our intellectual property rights may be affected by developments or uncertainty in laws and regulations. Some of our brands, trademarks and logos might not be sufficiently distinctive for robust legal protection. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, design rights, trademarks, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us.
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
Our commercial success depends on our avoiding infringement, misappropriation or other violations of the intellectual property rights of third parties. As we face increasing competition and continue to gain greater public recognition, the possibility of intellectual property rights claims against us grows. Any claim or litigation alleging that we have infringed, misappropriated or otherwise violated intellectual property rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Such claims may be made by third parties seeking to obtain a competitive advantage, including non-practicing entities or individuals with no relevant product sales, and, therefore, our own issued and pending patents, registered designs, registered trademarks and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. Additionally, some third parties have substantially greater human and financial resources than we do and are able to sustain the costs and workload of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to change our products or even cease the commercialization of our products entirely.
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
Our business involves the storage, transmission and other processing of a significant amount of personal, confidential, proprietary, and sensitive information, including the personal information of our customers and employees, credit card information, information relating to customer preferences, and our proprietary financial, operational and strategic information. In addition, the utilization of various tools and platforms by teams within the organization involves the storage of a significant amount of confidential information, encompassing sensitive data such as supplier base, new product designs, product costs, etc. The potential exposure of such proprietary information could impact our business, including but not limited to competitive disadvantage, as unauthorized disclosure of proprietary information could provide competitors with insights into our strategic initiatives, product development plans, and supplier relationships, resulting in a loss of competitive advantage. Additionally, there is the risk of reputational damage, as public exposure of confidential data could affect our reputation. Furthermore, the risk of loss of intellectual property is significant, as leakage of new product designs or proprietary technologies could result in unauthorized replication or exploitation by third parties, leading to diminished market share and revenue streams. The protection of this information is vitally important to us as the loss, theft, misuse, unauthorized disclosure, or unauthorized access of such information could lead to significant reputational or competitive harm, result in litigation involving us or our business partners, expose us to regulatory proceedings, and cause us to incur substantial liabilities, fines, penalties, or expenses. As a result, we believe our future success and growth depends, in part, on the ability of our key business processes and systems, including related technology and global communication systems, to prevent the theft, loss, misuse, unauthorized disclosure, or unauthorized access of this personal, confidential, proprietary and sensitive information, and to respond quickly and effectively if data security incidents do occur. In light of these risks, we acknowledge the critical importance of implementing appropriate data security measures, including but not limited to encryption protocols, access controls, user training programs, and regular audits, designed to mitigate the likelihood and impact of confidential information leakage. Furthermore, appropriate monitoring and evaluation of the efficacy of existing security controls and proactive risk management strategies are imperative to striving to safeguard our intellectual property and preserve our competitive position in the market.
The frequency, intensity, and sophistication of cybersecurity incidents, ransomware or any other malware attacks, and other data security incidents has significantly increased in recent years and, as with many other businesses, we have experienced, and are continually at risk of being subject to such attacks and incidents. Such threats may see their frequency increased, and effectiveness enhanced, by the use of AI. For example, the sophisticated nature of generative AI could be exploited in cybersecurity incidents, enhancing threats like convincing phishing campaigns or advanced social engineering tactics. This necessitates more robust cybersecurity measures, continuous monitoring, and specialized strategies to counteract these advanced cybersecurity threats. Due to the increased risk of these types of attacks and incidents, we allocate significant resources to information security tools, controls, and processes designed to protect our IT systems, as well as the personal, confidential, proprietary or sensitive information stored on, transmitted through or otherwise processed by those systems, and to ensure an effective detection and response to any information security incident. Despite the implementation of preventative and detective security controls, our IT systems are at risk of potential damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, epidemics, malicious human acts, terrorism and war. Our ability to effectively manage and maintain our inventory and to ship products to customers on a timely basis depends significantly on the reliability of our IT systems. We also use these systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. IT systems provided by third parties may also be difficult to integrate with other tools due to their complexity, resulting in high data inconsistency and incompatibility, and also face similar cybersecurity threats.
IT systems used by On may also be subject to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, from cybersecurity threats by malicious third parties or other data security incidents. These risks may also be exacerbated by the complicated supply chains involved with operating a cloud native environment to support our IT systems. In addition, because the techniques used to obtain unauthorized access to IT systems are constantly evolving and becoming more sophisticated, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies, we may be unable to anticipate all types of cybersecurity threats or implement adequate preventive measures in response.
We have experienced and may in the future experience, whether directly or through our supply chain or other channels, cybersecurity incidents. While prior incidents have not materially affected our business strategy, results of operations or financial condition, and although our processes are designed to help prevent, detect, respond to, and mitigate the impact of such incidents, there is no guarantee that a future cybersecurity incident would not materially affect our business strategy, results of operations or financial conditions. Cybersecurity or data security incidents could remain undetected for an extended period, which could potentially result in significant harm to our systems, as well as unauthorized access to the information stored on and transmitted by our systems. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs of mitigation measures could be significant and, while we have implemented security measures to protect our systems, our efforts to address these problems may not be successful. Further, despite our security efforts and training, our employees may purposefully or inadvertently cause security breaches that could harm our systems or result in the unauthorized disclosure of or access to information. Any measures we take to prevent security breaches have the potential to limit our ability to serve customers, harm relationships with our suppliers, or restrict our ability to meet our customers’ expectations.
A cybersecurity or other data security incident could result in the significant and protracted disruption of our business, a material adverse effect on our financial condition and results of operations and result in harm to our reputation and the price of our Class A ordinary shares. Furthermore, our disaster recovery or business continuity plan may not adequately address such disruptions and we may not be able to adequately continue our business or return to operability within a reasonable period of time in the case of such an occurrence. Recovery of our IT systems may be additionally hampered where we have outsourced the operation of IT and data storage to third parties.
In addition, if a cybersecurity or other data incident results in the loss, theft, misuse, unauthorized disclosure, or unauthorized access of personal, confidential, proprietary or sensitive information belonging to our customers, suppliers, or employees, it could put us at a competitive disadvantage, result in the deterioration of our customers’ confidence in our brand, cause our suppliers to reconsider their relationship with our Company or impose more onerous contractual provisions and subject us to potential litigation, liability, fines and penalties. For example, we could be subject to regulatory or other actions pursuant to domestic and international privacy laws, including regulations such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CCPA”), the General Data Protection Regulation (“GDPR”) in the EU and its equivalent in the UK ("UK GDPR"), the Swiss Federal Act on Data Protection and the Personal Information Protection Law in China. This could result in costly investigations and litigation, civil or criminal penalties, operational changes, and negative publicity that could adversely affect our reputation, as well as our results of operations and financial condition. For more information regarding risks related to our data privacy and security practices, see risk factor titled “—Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows."
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
We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees, customers and business associates may be improperly accessed, used or disclosed. In addition, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative services. Any loss or interruption to our IT systems or the services provided by third parties could adversely affect our business, financial condition and results of operations. Further, the emergence or expansion of other geopolitical conflicts or war may further increase the prevalence and severity of cybersecurity threats from a variety of actors. Any such increase in such attacks on our third-party service providers or other systems could adversely affect our network systems or other operations. We have measures in place that are designed to detect and respond to such cybersecurity and data security incidents, but there can be no assurance that our efforts will prevent or detect such cybersecurity and data security incidents.

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
In the US various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the CCPA increases privacy rights for California residents and imposes obligations on companies that process their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Numerous other states have enacted, or are considering enacting, comprehensive privacy laws and regulations that share similarities with the CCPA. In addition, laws in all 50 states in the US require businesses to provide notice to consumers (and, in some cases, to regulators) whose personal information has been accessed or acquired as a result of a data breach. Emerging federal and state laws may add additional complexity, variation in requirements, restrictions and potential legal risks. These regulations may require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.
We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the EU, the GDPR imposes increased requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning data transparency and consent, the overall rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area (“EEA”), security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual net sales or €20 million, whichever is greater. Additionally, the UK's decision to leave the EU created uncertainty with regard to data protection regulation in the UK. While the UK GDPR currently imposes substantially the same obligations as the GDPR, the UK

GDPR will not automatically incorporate changes made to the GDPR going forward. The UK recently enacted the Data (Use and Access) Act 2025, which introduces reforms to the UK data protection regime that deviate from the EU GDPR. These divergences create a risk of parallel compliance obligations and regulatory uncertainty. Although the European Commission has extended the UK's adequacy decision until December 27, 2025, to assess these reforms, there is no assurance that adequacy will be renewed thereafter. A loss of adequacy would increase compliance costs by requiring alternative transfer mechanisms. Furthermore, while the EU-US. Data Privacy Framework and its UK extension currently facilitate data transfers to the US., these mechanisms face ongoing legal scrutiny and potential challenges that could reintroduce uncertainty regarding cross-border data flows. In particular, the durability of these adequacy decisions remains uncertain following an appeal filed on October 31, 2025 with the Court of Justice of the European Union challenging the EU-US. Data Privacy Framework. An adverse ruling in these proceedings could invalidate the framework, materially disrupting our ability to transfer personal data and increasing our compliance costs.
These recent developments will require us to review and amend the legal mechanisms by which we make or receive personal data transfers. As supervisory authorities issue further guidance on personal data export mechanisms or start taking enforcement action, we could suffer additional costs, complaints or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we do business, the geographical location or segregation of our relevant operations, and could adversely affect our financial results.
The Swiss Federal Act on Data Protection, or FADP, which came into effect in September 2023, also applies to the collection and processing of personal data by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The revision aligned the FADP with international rules, which allowed the upholding of the European Commission's adequacy decision for Switzerland. The revised FADP largely follows the regime provided by the GDPR with some reliefs and very limited Swiss-specific statutory requirements and local deviations. This may lead to an increase in our costs of compliance, risk of noncompliance and penalties for noncompliance. In addition, we may also be subject to other international laws and regulations in jurisdictions in which we operate, including the Personal Information Protection Law in China.
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
We have made and continue to make substantial investments into the development of our IT systems and related technology, which form the backbone of our business operations. Due to the complexity of these IT systems, we cannot rule out that they may cause or contribute to failures in the order transmission process or may prove less efficient than anticipated. In addition, a failure of any individual network carrier, IT system or IT service provider would impact our ability to receive and transmit orders or to accept payment for orders. The efficient operation and scalability of our own IT systems and third-party IT systems is therefore critical to maintain operations.
We have previously experienced service disruptions, and in the future, we may experience further service disruptions, outages, or other performance problems due to a variety of factors, including infrastructure changes, human or software errors or bugs, natural disasters, capacity constraints due to a significantly increased number of users accessing our platform simultaneously, and fraud, denial-of-service attacks or cybersecurity incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times and as customer traffic increases. If our online marketplace is unavailable when users attempt to access it or does not load as quickly as customers expect, they may seek other services, and may not return to our online marketplace as often in the future, or at all. This would harm our ability to attract customers and decrease the frequency with which customers use our online marketplace. We expect to continue to make significant investments to maintain and improve the availability of our online marketplace and to enable rapid releases of new products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and the price of our Class A ordinary shares would be harmed.
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

Our marketing programs, e-commerce initiatives and use of customer personal data are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business.
We collect, process, maintain and use personal data of individuals, available to us through online activities and other customer interactions in our business. Our current and future business operations (particularly our marketing and e-commerce activities) depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving international, US, Swiss, EU, Chinese and other laws and enforcement trends. We strive to comply with all applicable laws and other legal obligations relating to data privacy, including those relating to the use of personal data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied inconsistently from one jurisdiction to another, may change over time, may conflict with other rules, may conflict with our practices or fail to be observed by our employees or business partners. Any potential non-

compliance may: (i) require us to invest additional resources and costs to close identified gaps, (ii) result in damage to our reputation, and (iii) make us subject to proceedings, fines or actions by governmental entities or others. Any such proceeding or action could hurt our reputation and financial situation, diminish our customers' or employees' trust in our organization, force us to spend significant amounts to defend our practices and close identified gaps, or otherwise have an adverse effect on our business.
Certain of our marketing practices rely upon e-mail communication with consumers. If there are changes in the data privacy laws that prohibit this type of marketing, we may lose a very important communication channel and our ability to effectively reach and engage our customers. In addition, as data privacy and marketing laws change, we may require additional resources and incur costs to ensure we remain in compliance. If applicable data privacy laws become more restrictive at the international, federal or state levels, our compliance costs may increase, our ability to effectively engage customers through personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for breaches may increase. For more information regarding risks related to data privacy and security, see additional risks included in“—Risks Related to our Intellectual Property and Information Technology—Information technology security, laws, and systems."
We utilize AI, which could expose us to liability or adversely affect our business.
The adoption of generative AI technologies in our operations introduces distinct risks, notably in data management and data privacy. No assurance can be provided that our use of such AI technologies will enhance our products or operations or produce the intended results. Some AI systems, for example, are capable of synthesizing customer interactions and generating personalized recommendations, which could inadvertently use personal data to train future models. If this were to occur within a public model, this raises the possibility of reputational damage and legal challenges, especially if false or inaccurate information is disseminated. Additionally, the need for these systems to access extensive datasets heightens the risk of data breaches, potentially leading to unauthorized disclosure of personal customer data and company information. Such breaches could result in identity theft, financial fraud, and non-compliance with data privacy and security laws and regulations, thereby exposing the Company to regulatory penalties and legal liabilities. Further, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users; or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI tools that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party. Further, failure to attract or up-skill personnel to effectively manage our integration of AI could negatively impact our business.
In addition, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. Certain provisions of the EU Artificial Intelligence Act became effective August 1, 2024, and the remainder will be effective by August 2, 2027. AI is the subject of ongoing review by various US governmental and regulatory agencies, and various US and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI. In essence, while generative AI offers significant opportunities for innovation and efficiency in our operations, it also demands stringent management to ensure the protection of data integrity, customer and employee safety, regulatory compliance, and the maintenance of our Company's reputation.

IV. Risks Related to Financial, Accounting and Tax Matters

(i) Additional investments in our business

We plan to primarily use cash from operations to finance our growth strategy, but may need to raise additional capital that may be required to grow our business, which we may not be able to raise on terms acceptable to us or at all.
While we intend to primarily finance our growth through the cash flows generated by our operations, we may need to seek additional capital, potentially through debt or equity financings, to fund our growth. We may not be able to raise the needed cash on terms acceptable to us or at all. In particular, there may be volatility in the financial markets or a lack of investor demand, which would negatively impact our ability to raise additional capital. In addition, macroeconomic conditions, such as increased volatility or disruption in the credit markets, could adversely affect our ability to incur indebtedness. Further, to combat rising inflation, central banks may deploy various strategies, including increasing interest rates, which may impact our borrowing costs and in turn, our financial condition should we incur more debt. Financing may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price per share of our Class A ordinary shares. The holders of any new securities may also have rights, preferences or privileges which are senior to those of existing holders of ordinary shares. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our Class A ordinary shares. If new sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans based on available funding, if any, which would harm our profitability, business, results of operation, financial condition and the price of our Class A ordinary shares. Moreover, obtaining additional debt financing could lead to increased debt service obligations and subject us to potential operating and financing covenants that may restrict our operations.

We have and expect to continue to incur expenses and devote resources and management time as a result of being a public company, which may negatively impact our financial performance, our results of operations, cash flows and financial condition.
As a public company, we are subject to laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the Securities and Exchange Commission ("SEC") and the requirements of the New York Stock Exchange ("NYSE"). Complying with these statutes, regulations and requirements occupies a significant amount of time of our board of directors and management and significantly increases our costs and expenses as compared to when we were a private company. For example, as a public company, we have had to institute a more comprehensive internal controls and financial reporting function, comply with rules promulgated by the NYSE, prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws, maintain effective disclosure controls and procedures and internal controls for financial reporting, and involve and retain to a greater degree outside counsel and accountants in the above activities. As such, we have incurred and expect to continue to incur significant legal, accounting, insurance and other expenses. The rules implemented by the SEC, the NYSE, and the securities regulators in Switzerland have required changes in corporate governance practices of public companies. Compliance with these laws, rules and regulations has and will continue to substantially increase our expenses, including our legal, accounting and information technology costs and expenses, and make some activities more time consuming and costly. Compliance with these laws, rules and regulations also require attention from our senior management and could divert their attention away from the day-to-day management of our business. As a public company, these laws, rules and regulations also make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Due to increased risks and exposure it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. As a result of the foregoing, we expect to continue to incur a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer.
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
We are investing, and will continue to invest, in the expansion of our existing businesses, including our DTC channel, where we are investing in new retail stores and our e-commerce business, among others. Additionally, from time to time, we may invest in technology, business infrastructure, new businesses, product offering and manufacturing innovation, which require substantial cash investments and management attention. We believe cost-effective investments are essential to business growth and profitability; however, significant investments are subject to typical risks and uncertainties inherent in developing a new business or expanding an existing business. Additionally, our future potential will require further investments into our supply chain and operations capabilities, including but not limited to new warehouses or other facilities. For instance, we have entered into third party logistics and warehouse services agreements for new, highly-automated fulfillment centers in order to facilitate our future omnichannel growth in both Europe and North America, and lower our handling cost over time through automation. The failure of any significant investment to provide expected returns or profitability could adversely impact our financial results and results of operation, and divert our management’s attention from more profitable business operations.

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
The reporting currency for our consolidated financial statements is the Swiss franc. We are subject to translational foreign exchange exposure risks that result from exchange rate fluctuations in the conversion of the different entities' functional currencies to the Swiss franc. For example, since we recognize net sales in the US in USD, if the USD weakens against the Swiss franc, it would have a negative impact on our net sales and operating results upon translation of those results into the Swiss franc in the consolidated financial statements. We face similar translational risks in other foreign jurisdictions that result from movements in the foreign exchange rate between the Euro, the UK pound sterling and other currencies against the Swiss franc.
We are additionally subject to transactional foreign exchange risks that are associated with transactions in currencies other than the entity's functional currency, including external and internal transactions in U.S dollars. Although we have foreign exchange risk mitigation actions in place, depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations (including the value of the Swiss franc relative to the USD) have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates.
Our earnings per share are reported in Swiss francs, and accordingly may be translated into USD by analysts or our investors. As a result, the value of an investment in our Class A ordinary shares to a US shareholder will fluctuate as the USD rises and falls against the Swiss franc. Our decision to declare a dividend depends on results of operations reported in Swiss francs. As a result, shareholders in the US and other shareholders seeking USD total returns, including increases in the price of our Class A ordinary shares and dividends paid, are subject to foreign exchange risk as the USD rises and falls against the Swiss franc.
For more information, refer to “Item 5. Operating and Financial review and Prospect—Foreign Currency Risk” and to “Item 18. Financial Statements—Note 5.2 Foreign Currency Risk”.

(iv) Taxes

We could be subject to changes in tax laws, tax regulations and tax treaties, including their interpretation and application, in Switzerland, the US or any other country in which we operate, which could result in additional tax liabilities or increased volatility in our effective tax rate.
Our principal tax domicile is located in Zurich, Switzerland, making us subject to Swiss federal, cantonal and communal taxes based on the applicable rates. We are also subject to the tax laws in the US and numerous other jurisdictions, as we earn a substantial portion of our income in countries around the world. Current economic and political conditions make tax laws, tax regulations and tax treaties, including their interpretation and application, in any jurisdiction subject to significant change. The adoption or implementation of new or future tax proposals could significantly impact how we are taxed on our earnings from operations in these jurisdictions, and could have an adverse impact on our income tax expense and cash flows. Portions of our operations are subject to a reduced tax rate or are free of tax under various tax holidays and rulings. We also utilize tax rulings and other agreements to obtain certainty in treatment of certain tax matters. These holidays, agreements and rulings expire in whole or in part from time to time and may be extended when certain conditions are met or terminated if certain conditions are not met. The impact of any changes in conditions would be the loss of certainty in treatment thus potentially impacting our effective income tax rate.
The Organization Economic Co-operation and Development (“OECD”) introduced Base Erosion and Profit Shifting (“BEPS”) Pillar Two rules that impose a global minimum tax rate of 15%. The Company is within the scope of the OECD Pillar Two model rules. The Company operates in several jurisdictions where Pillar Two legislation has been enacted, or substantively enacted. In Switzerland, the enacted legislation includes the introduction of a Qualified Domestic Top-up Tax ("QDMTT") effective since January 1st, 2024, as well as the income inclusion rule ("IIR"), effective since January 1st, 2025. While the QDMTT will ensure that corporate income earned in Switzerland is taxed at an effective rate of at least 15%, the IIR mandates Swiss tax authorities to collect additional taxes on income derived by subsidiaries of Swiss corporations in other jurisdictions, if this income is below 15% and the relevant jurisdiction has not implemented a QDMTT. Some jurisdictions in which we operate also have a QDMTT in place, and some other jurisdictions introduced such a regulation in 2025.
Due to the ongoing discussions in many countries regarding the implementation and additional guidelines for interpreting the new global standards, including tax laws that may be enacted in reaction to the new global standards, the full impact of the OECD minimum tax framework on our financial position, income statement and cash flows cannot be reliably estimated in the longer term at present.
The OECD has published transitional Country-by-Country Report ("CbCR") Safe Harbour rules, with the purpose to remove the obligation of calculating the Pillar Two effective tax rate for operations in lower-risk jurisdictions during the initial years when the rules take effect. In applying the transitional CbCR Safe Harbour rules on the fiscal year end 2025 consolidated financial statements, the majority of jurisdictions in which we operate, to the extent such jurisdictions have implemented the OECD rules, qualify for the transitional CbCR Safe Harbour rules.
Effective January 31, 2026, we are subject to public Country-by-Country Reporting (“public CbCR”) rules in the EU and Australia that mandate public disclosure of key tax and high-level operational data for multinational groups exceeding EUR 750m or AUD 1bn in consolidated revenue. This tax transparency mandate requires per-country reporting for Switzerland, Hong Kong, Australia, and EU states with a taxable presence, with remaining countries reported on an aggregate basis.
For more information on income taxes, refer to “Item 18. Financial Statements-Note 6.4 Income Taxes”.

Adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.
We are subject to the examination of our tax returns by tax authorities in Switzerland, the US and numerous other jurisdictions. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of its provision for income taxes. Although we believe our tax provisions are adequate, the final determination of tax audits and any related disputes could be materially different from our historical income tax provisions and accruals. The results of audits or related disputes could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. For example, we and our subsidiaries are engaged in a number of intercompany transactions across multiple tax jurisdictions. Although we believe that our transfer pricing policies and positions are correct under current law and we have clearly reflected the economics of these transactions and the proper local transfer pricing documentation is in place, tax authorities may propose and sustain adjustments that could result in changes that may result in material additional tax liabilities and impact our mix of earnings in countries with differing statutory tax rates. These factors could have a negative impact on our business, results of operation, financial condition and the price of our Class A ordinary shares.

If we are a “passive foreign investment company,” or a PFIC, a US shareholder may be subject to adverse US federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income (including cash). Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, and capital gains. Based on the market price of our Class A ordinary shares during 2025 and the composition of our income and assets, including goodwill, we believe we were not a PFIC for our 2025 taxable year. However, the determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2025 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year.
Certain adverse US federal income tax consequences could apply to US investors if we are treated as a PFIC for any taxable year during which such investors hold our Class A ordinary shares. For further discussion, see "Taxation - US Tax Considerations."

V. Risks Related to Legal and Regulatory Compliance

(i) Trade policies, tariffs and import/export regulations

Changes and contemplation of changes to trade policies, tariffs and import/export regulations in the US, EU, China, Vietnam, and other jurisdictions, or our failure to comply with such regulations, may have a material adverse effect on our reputation, business, financial condition and results of operations.
Changes in US., EU, China, Vietnam, or other international social, political, regulatory and economic conditions could impact our business, financial condition, results of operations and the price of our Class A ordinary shares. In particular, political and economic instability, geopolitical conflicts, political unrest, civil strife, terrorist activity, acts of war, public corruption, expropriation and other economic or political uncertainties in these jurisdictions could interrupt and negatively affect the sale of our products or other business operations. In addition, any negative sentiment toward the US, EU., China, Vietnam, Switzerland or toward any country where we operate, sell or have our products manufactured as a result of any such changes could also adversely affect our business.
Changes or proposed changes in the trade policies of the US, the European Economic Area or any of its member states, China, Vietnam, or other jurisdictions may result in restrictions and economic disincentives on international trade. Tariffs and other changes in the trade policies of the US and other countries have in the past and could in the future trigger retaliatory trade actions by affected countries. For example, certain foreign governments have instituted or could impose retaliatory trade actions on certain US goods following the announcement by the US of tariffs on goods from certain nations in 2025. Further, any emerging protectionist or nationalist trends either in the US, the European Economic Area, or any of its member states, China, Vietnam, or in other countries could negatively affect the trade environment. We, similar to many other multinational corporations, engage in a significant amount of business that would be impacted by changes to the trade policies of the US (including governmental action related to tariffs, international trade agreements, or economic sanctions). Such changes have the potential to adversely impact the US economy or certain sectors thereof or the economy of another country in which we conduct operations, our industry and the global demand for our products.
In August 2025, a fixed reciprocal import tariff by the US of 20% on Vietnam, applied in addition to the existing 20% import tariff in Vietnam, became effective, which has increased and is expected to increase the costs of products we source from outside the US and subsequently sell within the US. In 2025, we sourced approximately 90% of our shoes and approximately 65% of our apparel and accessories from Vietnam (compared to approximately 90% and approximately 60% in 2024). Further, in 2025 and 2024, we did not source any of our shoes from China and sourced approximately 6% of our apparel and accessories from China (compared to approximately 7% in 2024). In 2025 and 2024, we did not source any shoes, apparel, or accessories from Canada or Mexico.
In February 2026, the US Supreme Court ruled that certain tariffs imposed by the Trump administration under the International Emergency Economic Powers Act are invalid. While this ruling invalidated certain tariffs, it has added uncertainty and confusion to the business environment and to the broader US trade framework. The ruling may prompt additional executive or legislative action, including the imposition of new tariffs under alternative statutory authorities or modifications to existing trade measures. As a result, the future scope, duration and structure of US tariffs and trade restrictions remain uncertain, which could increase our costs, disrupt our sourcing strategy, or otherwise adversely affect our business, financial condition and results of operations.
Additionally, certain trade restrictions related to forced labor could impact our business. Imports or use of raw materials from certain regions could lead to our products being held for inspection by customs authorities (e.g., U.S Customs and Border Protection ("CBP") and delayed or rejected for entry, which could unexpectedly affect our inventory levels, result in other supply chain disruptions, or cause us to be subject to penalties, fines or sanctions. Even if we were not subject to penalties, fines or sanctions, if products we source are linked in any way to regulated regions, our reputation could be harmed.
Customs authorities, including the CBP, may in the future challenge or disagree with our customs classification of our imports, or our customs valuation or country of origin determinations. While we have not experienced tariff liabilities in such instances, such challenges could in the future result in material tariff liabilities, including tariffs on past imports, as well as penalties and interest.
Any changes related to the national customs regulations and trade agreements with countries we currently sell our products or conduct business in, tariffs on goods imported from or exported to such countries, and disagreements with customs authorities could have a negative impact on our business, financial condition, results of operations and the price of our Class A ordinary shares.

(ii) Legal or regulatory requirements, proceedings and audits

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
Further, we may be subject to investigations, enforcement proceedings or claims arising from a supplier's actual or alleged noncompliance with regulations and statutes and/or to claims relating to alleged personal injury.
There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition, reputation, results of operations and the price of our Class A ordinary shares.

VI. Risks Associated with Securities Markets and Ownership of Our Class A Ordinary Shares

(i) Dual class structure of our shares

The dual class structure of our shares and the existing ownership of Class B voting rights shares by our extended founder team have the effect of concentrating voting control with our extended founder team for the foreseeable future, which will limit or preclude the ability of Class A shareholders to influence corporate matters.
While each of our shares carries one vote at our general meeting of shareholders, irrespective of the par value of the shares, our Class A ordinary shares have a par value of CHF 0.10 and our Class B voting rights shares have a par value of CHF 0.01. As a result, on a capital-invested basis, each Class B voting rights share has ten times the voting power of each Class A ordinary share. Given the increased voting power of our Class B voting rights shares, members of our extended founder team, who are our only Class B shareholders and who also hold certain of our Class A ordinary shares, hold approximately 56.1% of total combined voting power of our outstanding shares as of December 31, 2025.
In addition, entitlements to dividends and other distributions are calculated based on par value. As a result of our dual class ownership structure, our extended founder team will be able to exert control over our management and affairs and over matters requiring shareholder approval, including the election of directors and mergers, and indirectly over acquisitions, asset sales, and other significant corporate transactions.
Further, our extended founder team owns shares representing approximately 13.8% of the economic interest as of December 31, 2025 and together with our other executive officers, directors and their affiliates, owns shares representing approximately 16.8% of the economic interest and 57.1% of total combined voting power of our outstanding shares as of December 31, 2025. Because of the 10-to-1 voting ratio between the Class B voting rights shares and Class A ordinary shares on a capital-invested basis, the holders of Class B voting rights shares collectively will continue to control a majority of the total combined voting power of our outstanding shares and therefore be able to control a substantial number of matters submitted to our shareholders for approval, so long as the outstanding Class B voting rights shares represent at least 50% of the total voting power of our shares.
In addition, the members of our extended founder team have entered into a shareholders’ agreement giving them a right of first refusal to purchase shares of Class B voting rights shares that are intended to be sold or transferred by other members of our extended founder team, subject to certain exceptions. This concentrated control will limit the ability of our Class A shareholders to influence corporate matters for the foreseeable future. For example, our extended founder team will be able to control elections of directors, dividend payments and other distributions, and certain amendments of our articles of association, for the foreseeable future. Additionally, the holders of our Class B voting right shares may cause the Company, through the election of the directors, to make strategic decisions or pursue acquisitions that could involve risks to our Class A shareholders, be contrary to their expectations, or otherwise not align with their interests. This control may materially adversely affect the market price of our Class A ordinary shares.

Our dual class structure may depress the trading price of our Class A ordinary shares.
Our dual class structure may result in a lower or more volatile market price for our Class A ordinary shares, or lead to adverse publicity or other negative consequences. For example, certain index providers have announced restrictions on including companies with dual or multiple class share structures in certain of their indexes. S&P Dow Jones, MSCI and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares from being added to these indices.
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
We qualify as a foreign private issuer ("FPI") under the Exchange Act and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers. In order to maintain our current status as a foreign private issuer a majority of our outstanding voting securities must be directly or indirectly held of record by nonresidents of the US and all of the following criteria must be met (i) a majority of our executive officers or directors may not be US citizens or residents, (ii) more than 50% of our assets cannot be located in the US and (iii) our business must be administered principally outside the US.
On June 4, 2025, the SEC published a concept release on FPI Eligibility, seeking public comment regarding potential amendments to the FPI definition. There is currently no indication of any timing on any related proposed rulemaking. The release highlights various possible approaches to amending the FPI definition. If the SEC adopts rules amending the FPI definition to include requirements that we may not currently comply with, we may lose our status as a foreign private issuer.
If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For example, we would be required to change our basis of accounting from IFRS Accounting Standards to US GAAP, which would be time consuming and costly, and could potentially result in changes in our historical financial statements prepared in accordance with IFRS Accounting Standards. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under US securities laws if we are required to comply with the reporting requirements applicable to a US domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we are required to comply with the rules and regulations applicable to US domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to, and we do, rely on certain exemptions from the NYSE corporate governance standards. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a FPI, we are permitted to, and we do, follow home country practice for certain requirements. As long as we rely on the FPI exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be composed entirely of independent directors and director nominations are not required to be made, or recommended to our full board of directors, by a nominations committee that consists entirely of independent directors. As a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a FPI. As such, investors may not have access to the same information as for similar companies that are not FPI's.
In the event we no longer qualify as a FPI, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our extended founder team controls a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we are eligible to elect not to comply with certain requirements of the NYSE corporate governance standards, and we intend to do so if we no longer qualify as an FPI.
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

We do not intend to pay dividends for the foreseeable future and, as a result, the ability of our Class A shareholders to achieve a return on their investment will depend on appreciation in the price of our Class A ordinary shares.
We have never declared or paid any cash dividends on our share capital, and we do not intend to pay any cash dividends in the foreseeable future.
Any future proposals to our shareholders’ meeting to pay dividends in the future will be decided at the discretion of our board of directors, after taking into account various factors, including our business prospects, cash requirements, financial performance and new product development, and subject to approval at a general meeting of shareholders. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law. See “Item 10. Additional Information - Memorandum and Articles of Association - Dividend Rights.” Accordingly, Class A shareholders may need to rely on sales of our Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

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

(iv) Swiss corporate law

We are a Swiss corporation. The rights of our shareholders may differ from the rights of shareholders in companies governed by the laws of US jurisdictions.
We are a corporation organized and incorporated under the laws of Switzerland, with our registered office and domicile in Zurich, Switzerland. Our corporate affairs are governed by our articles of association, organizational regulations, and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may differ from the rights and obligations of shareholders and directors of companies governed by the laws of the US. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, and may also have regard to the interests of our shareholders, our employees and other stakeholders, in all cases with due observance of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that differ from, or are in addition to, the interests of shareholders. Swiss corporate law limits the ability of our shareholders to challenge in court resolutions made or other actions taken by our board of directors.
Under Swiss law, our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in the competent courts in Zurich, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in the competent courts in Zurich, Switzerland. US-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this Annual Report, see “Item 10. Additional Information - Memorandum and Articles of Association.” There can be no assurance that Swiss law will not change in the future, the occurrence of which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under US corporate law principles.

Our shares are not listed in Switzerland, our home jurisdiction. As a result, our shareholders will not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction.
Because our Class A ordinary shares are listed exclusively on the NYSE and not in Switzerland, our shareholders will not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our Company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the Company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland, and because our Class A ordinary shares are listed exclusively on the NYSE, they will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or US-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change-of-control transaction may be limited. Therefore, our shareholders may not be protected to the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

Our status as a Swiss corporation means that our shareholders have certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
Swiss law reserves for approval by shareholders for certain corporate actions over which a board of directors would have authority in certain other jurisdictions. For example, the payment of dividends and the cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders either resolve to increase our share capital, or authorize our board of directors to do so. For more information, refer to “Item 10.B. Memorandum and Articles of Association—Ordinary Capital Increase, Conditional Share Capital and Capital Band.”

Shareholders outside of the US may not be able to exercise preemptive rights in future issuances of equity or other securities that are convertible into equity.
Under Swiss corporate law, shareholders may receive certain preemptive rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the US may not be able to exercise such rights unless the Company takes action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that the Company will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the US where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership in the Company would be diluted.

US shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or our board of directors.
We are a corporation organized and incorporated under the laws of Switzerland with a registered office and domicile in Zurich, Switzerland, and a significant portion of our assets are located within Switzerland. Moreover, a number of our directors and executive officers are not residents of the US, and all or a substantial portion of the assets of such persons are or may be located outside the US. As a result, investors may not be able to enforce judgments obtained against the Company or such persons in US courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the US. There is doubt that a lawsuit based upon US federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a US court based upon US securities laws would be enforced in Switzerland.
The US and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the US, whether or not predicated solely upon US securities laws, may not be enforceable in Switzerland.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Our legal name is On Holding AG, but most people know us simply as On, our commercial name. We were founded as On AG in 2010. In 2012, On Holding AG, a limited company, was incorporated in Switzerland in accordance with Swiss law and became the ultimate holding company of our consolidated group. Our principal office is located at Förrlibuckstrasse 190, 8005 Zurich, Switzerland, and our telephone number is +41 44 225 1555. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.
More information about us can be explored on our website: www.on.com. The information contained on, or accessible through, our website is not incorporated by reference into this Annual Report on Form 20-F and should not be relied upon when making investment decisions regarding our Class A ordinary shares.
In 2021 we took a big step, we completed our initial public offering and listed our Class A ordinary shares on the New York Stock Exchange ("NYSE") under the symbol "ONON". Since then, we have continued to scale our premium brand and broaden our global presence across the Americas, EMEA and Asia-Pacific, supported by strong momentum across channels and product categories. Our reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC") are available, on the SEC's website at www.sec.gov and on our investor relations website at investors.on.com.
As described elsewhere in our Annual Report, On’s capital expenditures follow our strategic priorities and support our ambition to build the most premium global sportswear brand. For the fiscal years 2023, 2024 and 2025, our principal capital expenditures related to the expansion of our owned retail network, investments in innovation and IT, and the growth of our global office infrastructure. These expenditures were financed primarily with existing cash on hand and proceeds from our initial public offering.
We are also making significant investments in our distribution infrastructure, including advanced automation technology, as part of our broader effort to strengthen operational excellence. In previous years, we have signed lease agreements for highly-automated warehouses in Atlanta (USA) and Beringen (Belgium). A portion of these lease obligations has already been funded primarily through operating cash flow and existing cash on hand, and we expect the remaining lease obligations to be funded in the same manner. Our warehouse in Atlanta ("Atlanta warehouse") is fully operational and our Beringen warehouse ("Belgium warehouse") is expected to be fully operational in 2026. These agreements were entered into to facilitate our multi-channel growth in North America and Europe and lower our handling cost over time through automation.

B. Business Overview
Born in the Swiss Alps, On's mission is to ignite the human spirit through movement. From the products we make to the stories we tell, it comes down to a feeling.
Since our market launch in 2010, we have delivered innovative and premium footwear, apparel and accessories that elevate the sensation of movement across running, outdoor, training and tennis, as well as everyday activities. Today, millions of individuals around the world move with On because they feel the difference of our innovative technologies, such as our award-winning CloudTec and LightSpray. We believe we are among one of the fastest growing scaled sportswear brands globally. What sets us apart? Our premium products are built on athlete-validated performance, function-first design and a commitment to sustainability. Every step of our technical product innovation is guided by our belief that performance is a feeling. Whether it’s racing towards gold or powering through the everyday, On as a brand is built to inspire. Because we believe incredible things happen when people move.
With our mission guiding us forward, we remain committed to our vision to be the most premium global sportswear brand. We believe this positioning has supported sustained strong financial momentum. For the fiscal years 2025, 2024, and 2023 we generated net sales of CHF 3,014.0 million, CHF 2,318.3 million, and CHF 1,792.1 million, respectively, representing 30.0% and 29.4% year-over-year growth.

The following table presents net sales by sales channels:

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	2023

Wholesale	1,753.4	1,375.5	1,120.3
Direct-to-Consumer	1,260.5	942.8	671.8
Net sales	3,014.0	2,318.3	1,792.1

The following table presents net sales by region (based on the location of the customers):

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	2023

Americas	1,740.1	1,480.3	1,162.2
EMEA	762.7	577.8	488.7
Asia-Pacific	511.1	260.2	141.1
Net Sales	3,014.0	2,318.3	1,792.1

The following table presents net sales by product groups:

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	2023

Shoes	2,804.4	2,199.6	1,711.4
Apparel	169.9	101.0	68.9
Accessories	39.6	17.7	11.8
Net sales	3,014.0	2,318.3	1,792.1

Our products
All our products are engineered in Switzerland, where our in-house research and development teams lead the innovation, engineering, design, development and testing of our footwear, apparel and accessories. Our products are designed for athletic performance across running, outdoor, training and tennis, and alongside these performance ranges we have built a strong all-day offering. This all-day range reflects the same Swiss design principles, heritage and aesthetic that define our brand and is grounded in our mission to ignite the human spirit through movement. Performance innovation remains central to our identity. Our proprietary technologies, including CloudTec, CloudTec Phase, Helion superfoam, Speedboard and LightSpray, play a key role in delivering distinctive performance benefits across our product range. We validate many of these technologies at the pinnacle of sport through athletes competing at the highest level. Insights from this elite testing flow directly into our broader footwear franchises, which serve millions of runners and active consumers around the world.
We continue to advance the use of renewable and recycled materials in our products. This includes recycled polyesters and polyamide, synthetic leather, and organic cotton. Our sustainability focus is reflected in the introduction and now the scaling of our LightSpray™ technology, which fuses robotics and materials innovation to streamline manufacturing into a minimal-waste process.
In recent years, we have expanded from a footwear-led business into a full sportswear brand. We aim to scale our apparel business significantly in the coming years, with each vertical offering complete head-to-toe looks. Our Training vertical is the first to be centered predominantly around apparel, underscoring our commitment to building a holistic and premium sportswear portfolio.
Our footwear, apparel and accessories span these verticals and are offered through a diverse range of distribution and marketing channels, including run specialty, general sporting goods, outdoor and lifestyle retailers, as well as our own DTC channels. Across all categories, our products are rooted in performance innovation and engineered to meet the needs of athletes and active consumers.

Our Channels
We connect with our global communities through our wholesale and direct-to-consumer (“DTC”) channels. Together, these channels expand our reach, build brand momentum and deepen engagement with our fans. For the fiscal years 2025 and 2024, our wholesale channel accounted for 58.2% and 59.3% of our net sales, respectively, while our DTC channel contributed 41.8% and 40.7% of our net sales, respectively.

Wholesale
Our wholesale channels let us meet new communities where they’re already shopping, strengthening our presence and building brand awareness in key markets. Our approach to wholesale partnerships, both who we work with and how, is thoughtful. We focus on partners that share our values, so we can reach new consumers in a way that preserves and enhances our brand equity, and our expansion follows a controlled, disciplined approach.
Our network spans run specialty, general sporting goods, outdoor, luxury and street fashion retailers. With every partner, we seek to emphasize premium presentation with curated assortments, strong placement, and, where it makes sense, dedicated On shop-in-shops that bring the brand to life. We see it as teamwork. Our wholesale partnerships are close, collaborative relationships, which enable effective planning to support inventory management and strong sell-through – reflecting a shared commitment to delivering a high-quality consumer experience.

Direct-to-Consumer (“DTC”)
When people step into our DTC channels, they get to experience On in its fullest expression. Our owned retail stores and our global e-commerce platform offer premium access to our products and stories that helps us build deeper relationships with our fans. Launched in 2012, our e-commerce platform brings On to consumers worldwide, offering a broad product assortment in a seamless digital environment. It also provides meaningful insight into their preferences, fueling our broader commercial and product strategies.
Our owned retail stores take this further with immersive physical environments where product, design and community come together in a premium experience. As of December 31, 2025, our global footprint consists of 67 retail locations across the Americas, EMEA and Asia-Pacific set-in premium, high-traffic areas. This includes 38 locations in China across key cities, including Hong Kong. In China, our stores are a mix of smaller format mall-based stores and standalone retail stores. We see each as an experiential hub where people can engage with and discover On, while also expanding our reach.

Our Markets
From day one, we built On with a global mindset. We expanded internationally within our first few years and now have a growing presence across major markets including China, Germany, Japan, the United Kingdom, and the United States. This early global expansion, combined with the scale of the global footwear and apparel market and the opportunity to further develop the premium segment within this, provides a strong foundation for our long-term growth ambitions.

Americas
We entered the US market in 2013 and opened our first US retail store in New York City in 2020. We have also expanded our footprint across the region, including Canada and Latin America. In 2025, the Americas represented 57.7% of our total net sales. The Americas is our largest region and a key driver of our global momentum. We are growing brand awareness and strengthening our omnichannel reach through top wholesale partnerships and expanding our network of owned retail stores. Cities like Austin, Miami, Palo Alto, and Washington, D.C. highlight our focus on hubs where demand for premium products is strong.

EMEA
We launched On in the EMEA region in 2010. After our start in Switzerland, we expanded across Europe, including Germany, the United Kingdom, France, Spain, Italy and other key markets. In 2025, it accounted for 25.3% of our total net sales. EMEA continues to offer substantial runway for growth. Over the past years, the region has seen accelerating brand awareness, with strong results in both established and newer markets. We seek to deepen our presence in underpenetrated areas such as the Nordics, as well as in the Middle East and Africa, where early consumer response has been encouraging.

APAC
We began building our presence in APAC through e-commerce and wholesale partners in 2013, followed by our first owned retail store in Tokyo in 2022. Today, the region includes China, Japan, South Korea and several Southeast Asian markets. In 2025, APAC accounted for 17.0% of our total net sales. The region has developed into one of our most dynamic growth engines, fueled by rising brand awareness and an expanding retail footprint. Specifically, China’s market structure lets us operate a larger store network than elsewhere, with 38 locations across key cities, including Hong Kong. In this market, our stores are a mix of smaller format mall-based stores and standalone retail stores. We also connect with consumers through our WeChat mini program and leading third-party marketplaces like Tmall and JD.com. We expect APAC, and China in particular, to remain an important share of our global retail presence and a major driver of future growth.

Our Growth Strategies
Our mission is to ignite the human spirit through movement. It shapes our culture, guides our decisions, and sets the direction for where we’re going next. From the products we make, to the stories we tell, to how we show up in our distribution channels, we bring performance, design, and impact together to inspire a feeling.
This ambition drives our long-term vision, which we first shared at our 2023 Investor Day: to be the most premium global sportswear brand. Our strategy to deliver on this vision is built around three strategic growth pillars, each supported by the capabilities we believe will position us well for sustained growth.

Our first pillar focuses on elevating our foundations. Running remains the heart of who we are. We're focused on growing our market share in this category by increasing brand awareness and deepening our connection with core running communities around the world. Here, product innovations like LightSpray remain central, reinforcing our performance credibility and advancing our sustainability progress.
The second pillar centers on areas where we see substantial potential to expand our reach and depth in the coming years. We see significant potential to reach new fans through our premium multi-channel distribution model. This includes significantly growing our own retail presence. We also plan to expand rapidly in China, which remains one of our fastest-growing and most strategically important markets.
The third pillar focuses on new areas where we can establish our brand to reach even more communities. We've seen our entrances into training and tennis significantly increase our addressable market and build on our authenticity in movement and performance. At the same time, we're building On into a full sportswear brand, delivering head-to-toe looks across both established and emerging product verticals.

Sourcing and manufacturing
We currently do not own or operate any significant manufacturing facilities. In 2025, we opened a production facility in Zurich, Switzerland to manufacture certain LightSpray products. Substantially all of our products, however, are currently supplied by third parties. We work with a focused network of fewer than 30 suppliers, with 6 partners accounting for approximately 70% of our production in 2025. Footwear is produced primarily by 10 suppliers, 8 of which are located in Vietnam and 2 in Indonesia. Our apparel and accessories are sourced from 16 suppliers across several countries including Vietnam, Turkey, China and Indonesia.
To manage supplier concentration risk, we regularly explore alternative suppliers and maintain contingency plans to address potential disruptions. For example, our most popular footwear models are always manufactured by at least two suppliers to diversify production and minimize supply risk, while also encouraging competition based on quality and cost. When it comes to purchase orders from our primary suppliers, we carefully prepare capacity forecasts and we maintain purchase commitments for goods, work-in-progress and components. Additionally, we monitor supplier performance on delivery, quality, and sustainability, allocating volumes according to their capabilities and track record.
We focus on long-term supplier relationships to ensure reliable manufacturing capacity and the technical know-how needed to produce our footwear, apparel and accessories at scale. All of our supplier agreements require adherence to our product specifications and quality assurance processes. To support, we have dedicated production and quality control teams present in the countries where we manufacture to identify and address any issues prior to shipment. Additionally, all suppliers must comply with our Supplier Code of Conduct, which covers working conditions as well as environmental, employment and sourcing practices.

Competition
We're in a competitive market driven by brand strength and recognition, product quality, technical innovation, design aesthetic, sustainability credentials, distribution strategy and price.
On stands out within this landscape through our commitment to premium brand identity and a relentless focus on technical product innovation. We believe our ability to fuse high-performance technology, such as CloudTec and LightSpray, with design that resonates with everyday life allows us to compete effectively against larger incumbents and new entrants alike.

We face direct competition from both wholesalers and direct sellers of athletic footwear and apparel. Primary competitors include established global sportswear companies and specialized performance brands, such as Nike, Inc., adidas AG, Under Armour, Inc., Brooks Sports Inc., Hoka One One (Deckers Outdoor Corporation), ASICS Corporation, New Balance Athletics, Inc., lululemon athletica Inc., Alo, LLC., Patagonia, Inc., Arc’teryx Equipment, Anta Sports Products Limited, and Li-Ning Company Limited.
We believe our established presence as a top running brand in major markets validates our strategy. By continuing to win in performance and expanding our connection with our community, we believe we are well-positioned to capture further market share and drive sustained future growth.

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
We use registered trademarks on nearly all of our products and believe having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying our brands, and in distinguishing our goods from the goods of others. As of December 31, 2025, we own approximately 1,900 trademark registrations in over 100 different jurisdictions. We consider our trademarks such as On, the On logo, On Running, Cloudtec, Cloud and the Cloud family of marks, and the Cloud logo to be among our most valuable assets.
The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods and services.
We own, maintain and file for numerous US and foreign utility and design patents relating to components, technologies, materials, features, functionality, and industrial and aesthetic designs used in and for the manufacture of various of our products. Assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, these issued patents and utility models, and any patents granted from such applications, if issued, are expected to expire between 2026 and 2050, without taking potential patent term extensions or adjustments into account. We continually review our development efforts to assess the existence and patentability of new intellectual property. The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the US, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the US, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the US Patent and Trademark Office in examining and granting a patent. It may also be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents in any jurisdiction, and we can give no assurance that any patents that have been issued or might be issued in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented.

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

Location (city, country)	Principal activity	Total square meters in each city	Range of lease expiration dates

Zurich, Switzerland	Corporate Headquarters / Innovation Lab	26,047	Dec.31, 2031 - Dec.31, 2035
Atlanta, USA	Warehouse	95,274	May 31, 2035
Los Angeles, USA	Warehouse	41,806	December 31, 2027
Beringen, Belgium	Warehouse	22,600	December 31, 2026
Contern, Luxembourg	Warehouse	6,000	December 31, 2026
Portland, USA	Regional Office	5,330	October 31, 2034
Shanghai, China	Regional Office	2,816	December 31, 2030
Berlin, Germany	Regional Office	2,569	January 31, 2031
London, Shoreditch, UK	Regional Office	1,841	March 13, 2034
New York, USA	Regional Office	1,296	April 30, 2035

As of December 31, 2025, our global footprint consists of 67 retail locations. This includes 14 retail stores in the Americas, 10 retail stores in Europe and 5 in Asia Pacific (excluding China). We also operate 38 locations in China, including Hong Kong. In this market, our stores are a mix of smaller format mall-based stores and standalone retail stores.
We are expanding our warehouse capabilities in Europe to facilitate our omnichannel growth and lower our handling cost over time through warehouse automation. As such, in the second quarter of 2023, On entered into a ten-year third-party logistics and warehouse services lease agreement in Belgium. This agreement will expand On's warehouse space in Europe by 40,000 square meters, which is expected to be ready for full use by the end of 2026. As such, On will move its warehouse operations to this new automated warehouse and decommission the current Luxembourg and Belgium locations.
The highly automated warehouse in Atlanta, US, became fully operational in 2025, with the remaining 47,637 square meters becoming ready for use.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion on our operating and financial review and prospects should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included within this Annual Report (see “Item 18. Financial Statements”).
This discussion and analysis and other parts of this Annual Report contain forward-looking statements that reflect our plans, strategy, estimates and current expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of several factors that could cause or contribute to these differences including, but not limited to those discussed below and elsewhere in this Annual Report, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The audited consolidated financial statements as of December 31, 2025, and 2024 and for the fiscal years ended December 31, 2025, 2024 and 2023 were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board, and presented in Swiss Francs (CHF). For a comparative discussion and analysis related to the results of operations and changes in financial condition for fiscal years 2024 compared to 2023 refer to “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed on March 4, 2025, with the SEC and available at www.sec.gov.

A. Operating Results

Overview
On is a premium performance sportswear brand rooted in innovation, design, and sustainability. Since our founding in the Swiss Alps in 2010, we have built a distinctive global brand with a passionate community across more than 90 countries. Through our premium product and brand experience, we bring our mission—to ignite the human spirit through movement—to life for our fans worldwide.
We believe our premium positioning and our relentless focus on performance and design sets us apart within the global sportswear market. Our culture of innovation has enabled us to repeatedly introduce groundbreaking technologies designed to elevate the running experience and create enduring excitement around our brand. Anchored in our running heritage, we have extended this expertise into other performance categories, including performance outdoor, performance all-day, performance tennis, and performance training, connecting us with new communities across a full spectrum of movement.
On operates as a single-brand consumer products business and therefore has a single operating and reportable segment. In 2025, we continued to advance the long-term vision we first articulated at our 2023 Investor Day: to be the most premium global sportswear brand. Our journey towards this is built on three strategic growth pillars, each underpinned by foundational capabilities designed to scale our brand, deepen consumer engagement, and drive sustainable growth. (see “Item 4 — Information on the Company — Business Overview”).
By executing successfully against these pillars, On delivered strong results in 2025. Net sales increased by 30.0% to CHF 3,014.0 million compared to 2024. This momentum was driven by organic growth, fueled by strong consumer demand for our brand across sales channels, product categories, and geographic regions, and amplified by our strategic expansion into new products and markets.
We continued to expand our wholesale channel globally, partnering with some of the most reputable general sporting, specialty running, outdoor, fashion and lifestyle retailers to bring On to even more consumers. In 2025, we continued to scale and deepen our collaboration with global key accounts, including Dick's Sporting Goods, JD Sports and Foot Locker. The wholesale channel accounted for 58.2% of net sales in 2025.

With our community and brand awareness growing globally, we continued to scale our global e-commerce platform and grew our own-retail presence, opening new stores across all regions and in key cities like Madrid, Washington DC, Palo Alto, and Seoul. Our DTC channel as a whole, which includes our e-commerce sites and store revenue, represented 41.8% of net sales in 2025. As of December 31, 2025, our global footprint consists of 67 retail locations, including 14 retail stores in the Americas, 10 retail stores in Europe and 5 in Asia Pacific (excluding China). We also operate 38 locations in China, including Hong Kong. In China, our stores are a mix of smaller format mall-based stores and standalone retail stores.
Innovation is core to our brand. In 2025, we advanced our pioneering LightSpray technology, a process set to redefine the running experience and reimagine manufacturing. We introduced a portfolio of cutting-edge products, powered by our suite of proprietary technologies including CloudTec, CloudTec Phase, Helion superfoam, and Speedboard.
The growth and diversification of our product assortment was a significant driver of our net sales increase in 2025. This growth was led by iconic franchises, including performance running favorites like the Cloudsurfer and Cloudmonster; popular all-day styles like the Cloudtilt and the Cloud; and our Roger franchise in performance tennis. The expansion of our apparel and accessories collections brought new fans to the brand and further underscored our evolution from a footwear pioneer into a true "toe-to-head" sportswear brand.

Key Financial Metrics
Key financial metrics for fiscal year 2025 compared to fiscal year 2024 included:
•net sales increased by 30.0% to CHF 3,014.0 million, or by 35.6% on a constant currency basis;
•net sales through the DTC sales channel increased by 33.7% to CHF 1,260.5 million, or by 39.9% on a constant currency basis;
•net sales through the wholesale sales channel increased by 27.5% to CHF 1,753.4 million, or by 32.6% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific ("APAC") increased by 32.0% to CHF 762.7 million, 17.6% to CHF 1,740.1 million and 96.4% to CHF 511.1 million, respectively;
•net sales in EMEA, Americas and APAC increased by 34.7%, 23.4% and 106.7% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 27.5% to CHF 2,804.4 million, 68.2% to CHF 169.9 million and 124.1% to CHF 39.6 million, respectively;
•net sales from shoes, apparel and accessories increased by 32.9%, 75.5% and 135.1% on a constant currency basis, respectively;
•gross profit increased by 34.7% to CHF 1,893.6 million from CHF 1,405.7 million;
•gross profit margin increased to 62.8% from 60.6%;
•net income decreased by 15.9% to CHF 203.7 million from CHF 242.3 million;
•net income margin decreased to 6.8% from 10.4%;
•basic earnings per share (“EPS”) Class A (CHF) decreased to 0.62 from 0.75;
•diluted EPS Class A (CHF) decreased to 0.61 from 0.74;
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 46.3% to CHF 567.0 million from CHF 387.6 million;
•adjusted EBITDA margin increased to 18.8% from 16.7%;
•adjusted net income decreased to CHF 266.4 million from CHF 317.4 million;
•adjusted basic EPS Class A (CHF) decreased to 0.81 from 0.98; and

•adjusted diluted EPS Class A (CHF) decreased to 0.80 from 0.97.

Key highlights as of December 31, 2025 compared to December 31, 2024 included:
•cash and cash equivalents increased by 10.3% to CHF 1,019.9 million from CHF 924.3 million; and
•net working capital increased by 14.3% to CHF 570.3 million from CHF 498.9 million.

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

Summary of Financial Performance
The following table summarizes certain key operating measures derived from audited financial statements for the fiscal years ended December 31, 2025, 2024 and 2023, and derived from unaudited financial statements for the three-month periods ended December 31, 2025 and 2024. See “—Results of Operations” for additional details and for the comparison discussions between the years ended December 31, 2025 and 2024 (audited) and the three-month periods ended December 31, 2025 and 2024 (unaudited).

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2025	2024	2023	2025	2024

Net sales	3,014.0	2,318.3	1,792.1	743.8	606.6
Gross profit	1,893.6	1,405.7	1,067.2	475.3	376.8
Operating result	377.0	211.6	180.2	82.5	53.1
Net income	203.7	242.3	79.6	69.1	89.5
Net income margin	6.8%	10.4%	4.4%	9.3%	14.8%

Basic EPS Class A (CHF)	0.62	0.75	0.25	0.21	0.28
Diluted EPS Class A (CHF)	0.61	0.74	0.25	0.21	0.27

Other data(1)
Adjusted EBITDA	567.0	387.6	276.9	131.0	99.4
Adjusted EBITDA margin	18.8%	16.7%	15.5%	17.6%	16.4%
Adjusted net income	266.4	317.4	112.4	83.5	107.7
Adjusted basic EPS Class A (CHF)	0.81	0.98	0.35	0.25	0.33
Adjusted diluted EPS Class A (CHF)	0.80	0.97	0.35	0.25	0.33

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

Net sales within the DTC sales channel are recognized when control of the goods has been transferred from On to the customer, primarily upon delivery for e-commerce customers or at the point the customer purchases the goods at the retail store. Payment of the transaction price is due immediately when the customer purchases the goods. Net sales within the DTC sales channel are sales, net of an estimated provision for sales returns.

Cost of Sales
We outsource substantially all of the manufacturing of our products. Therefore, cost of sales primarily consists of the cost of purchases of finished goods, the majority of which are sourced in USD. Other cost of sales relate to personnel expenses in connection with sourcing materials and quality control, depreciation charges for production tools and equipment, royalty expenses, in-bound freight expenses, custom duty and non-refundable taxes incurred in delivering the goods to distribution centers managed by third parties, and inventory provision expenses.

Gross Profit
Gross profit is net sales less cost of sales. Gross profit margin measures gross profit as a percentage of net sales.

Selling, General and Administrative Expenses
Our Selling, General and Administrative (“SG&A") expenses generally consist of selling, marketing, distribution, general and administrative expenses, and share-based compensation.

Selling expenses support our customer relationships and relate to selling our products to wholesale partners, and end customers through our e-commerce platform and our owned retail stores. These expenses primarily include personnel expenses for sales representatives, sales commissions, payment processing fees in the DTC sales channel, and depreciation expenses primarily related to our retail store right-of-use assets and leasehold improvements. Selling expenses are generally correlated to net sales.

Distribution expenses primarily relate to leasing and third-party expenses for warehousing inventories, and transportation costs associated with delivering products from distribution centers to wholesale partners, end customers and retail stores. Distribution expenses are generally correlated to net sales.

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

Financial Result
Financial result includes income from interest earned on fixed deposits, less financial expenses consisting primarily of interest expenses as a result of our financial leases, commitment fees paid for bank overdraft facilities, bank charges and the net realized or unrealized impact of foreign exchange rate fluctuations in a given period.

Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Switzerland, the US, China and Japan.

Results of Operations
For the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024
The following table summarizes results of operations and expresses the percentage relationship to net sales of certain financial statement captions.

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change

Net sales	3,014.0	2,318.3	30.0%
Cost of sales	(1,120.3)	(912.6)	22.8%
Gross profit	1,893.6	1,405.7	34.7%
Gross profit margin	62.8%	60.6%
SG&A expenses	(1,516.6)	(1,194.2)	27.0%
Operating result	377.0	211.6	78.2%
Net financial result	(171.8)	68.1	(352.4)%
Income before taxes	205.2	279.6	(26.6)%
Income tax expense	(1.5)	(37.4)	(95.9)%
Net income	203.7	242.3	(15.9)%

Net sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Wholesale	1,753.4	1,375.5	27.5%	32.6%
Direct-to-Consumer	1,260.5	942.8	33.7%	39.9%
Net sales	3,014.0	2,318.3	30.0%	35.6%

Wholesale % of Net sales	58.2%	59.3%
Direct-to-Consumer % of Net sales	41.8%	40.7%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales for fiscal year 2025 increased by CHF 695.6 million, or 30.0%, compared to fiscal year 2024.
Net sales generated by the wholesale sales channel for fiscal year 2025 increased by CHF 377.9 million, or 27.5%, to CHF 1,753.4 million, compared to CHF 1,375.5 million in fiscal year 2024. The increase was attributable to sustained strong demand from our wholesale partners and our continued selective door expansion, particularly with global key accounts.
Net sales generated by the DTC sales channel for fiscal year 2025 increased by CHF 317.7 million, or 33.7%, to CHF 1,260.5 million, compared to CHF 942.8 million in fiscal year 2024. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in high growth on our e-commerce platform and the expansion of our own retail store network across all regions. Additionally, increased traffic and transactions in our existing retail stores contributed to the growth.
As a result of the strength of our DTC channel and in line with the strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated from the DTC sales channel as a percentage of net sales increased to 41.8% for fiscal year 2025, compared to 40.7% in fiscal year 2024.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Americas	1,740.1	1,480.3	17.6%	23.4%
EMEA	762.7	577.8	32.0%	34.7%
Asia-Pacific	511.1	260.2	96.4%	106.7%
Net Sales	3,014.0	2,318.3	30.0%	35.6%

Americas % of Net sales	57.7%	63.9%
EMEA % of Net sales	25.3%	24.9%
Asia-Pacific % of Net sales	17.0%	11.2%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.
Net sales increased across all geographic regions in fiscal year 2025 compared to fiscal year 2024 with APAC showing particularly strong growth.
The 17.6% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels, particularly the collaboration with key account partners and the successful expansion of our retail stores. The 32.0% increase in net sales in EMEA was driven by the growth within our distributor network, the continued strength in the United Kingdom, particularly in our DTC channel, along with notable acceleration from France, Italy and Spain. The 96.4% increase in net sales in APAC was primarily driven by strong sales growth in China and Japan across both channels.

Net sales by product
The following table presents net sales by product group:

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Shoes	2,804.4	2,199.6	27.5%	32.9%
Apparel	169.9	101.0	68.2%	75.5%
Accessories	39.6	17.7	124.1%	135.1%
Net Sales	3,014.0	2,318.3	30.0%	35.6%

Shoes % of Net sales	93.0%	94.9%
Apparel % of Net sales	5.6%	4.4%
Accessories % of Net sales	1.3%	0.8%
Net sales %	100.0%	100.0%

(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales increased across all product groups during fiscal year 2025 compared to fiscal year 2024. The 27.5% increase in net sales for shoes was driven by new product launches, updates to existing models and the continuity of successful products carrying over from previous seasons. Growth was supported by the strong performance of the Cloud and Cloudtilt franchises, as well as contributions from the Cloudsurfer franchises. The 68.2% increase in net sales for apparel was driven primarily by our Performance Running and Performance Training verticals with additional contribution from our Performance All Day vertical. The 124.1% increase in net sales for accessories was driven by growth within the socks category with additional contributions from our headwear category.

Gross Profit

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change

Gross profit	1,893.6	1,405.7	34.7%
Gross profit margin	62.8%	60.6%

Cost of sales for fiscal year 2025 increased by CHF 207.7 million, or 22.8%, to CHF 1,120.3 million, compared to CHF 912.6 million in fiscal year 2024. Gross profit was CHF 1,893.6 million in fiscal year 2025, representing a gross profit margin of 62.8%, compared with CHF 1,405.7 million in fiscal year 2024, representing a gross profit margin of 60.6%. The increase in gross profit margin was primarily attributable to ongoing operational efficiencies and improvements, particularly in freight, and a favorable foreign exchange impact during fiscal year 2025, compared to fiscal year 2024.

Selling, General and Administrative Expenses

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change

Distribution expenses	(322.9)	(288.3)	12.0%
Selling expenses	(260.1)	(168.2)	54.6%
Marketing expenses	(376.5)	(276.6)	36.1%
Share-based compensation	(62.6)	(71.5)	(12.5)%
General and administrative expenses	(494.5)	(389.5)	27.0%
SG&A expenses	(1,516.6)	(1,194.2)	27.0%
Less share-based compensation	(62.6)	(71.5)	(12.5)%
SG&A (excluding share-based compensation)	(1,454.0)	(1,122.7)	29.5%

Distribution expenses % of Net sales	10.7%	12.4%
Selling expenses % of Net sales	8.6%	7.3%
Marketing expenses % of Net sales	12.5%	11.9%
Share-based compensation % of Net sales	2.1%	3.1%
General and administrative expenses % of Net sales	16.4%	16.8%
SG&A expenses % of Net sales	50.3%	51.5%
SG&A (excluding share-based compensation) % of Net sales	48.2%	48.4%

SG&A expenses for fiscal year 2025 increased by CHF 322.4 million to CHF 1,516.6 million, compared to CHF 1,194.2 million in fiscal year 2024. Excluding share-based compensation, SG&A expenses as a percentage of net sales decreased to 48.2% in fiscal year 2025 from 48.4% in fiscal year 2024.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales, decreased to 10.7% in fiscal year 2025 compared to 12.4% in fiscal year 2024. This was primarily attributable to lower warehousing and delivery costs resulting from operational efficiency gains during the twelve-month period ended December 31, 2025.
•Selling expenses as a percentage of net sales, increased to 8.6% in fiscal year 2025 compared to 7.3% in fiscal year 2024. The increase was primarily driven by additional expenses incurred as a result of our expanding retail footprint, primarily due to retail store-related personnel costs and depreciation.
•Marketing expenses as a percentage of net sales increased to 12.5% in fiscal year 2025 compared to 11.9% in fiscal year 2024. The increase was driven by higher marketing spend on upper funnel brand building initiatives and brand partnerships, in line with our ambition to continue to prioritize meaningful brand building investments.
•Share-based compensation expenses decreased to CHF 62.6 million in fiscal year 2025 compared to CHF 71.5 million in fiscal year 2024.

•General and administrative expenses as a percentage of net sales, decreased to 16.4% in fiscal year 2025 compared to 16.8% in fiscal year 2024. This decrease is primarily driven by strong net sales growth, partially offset by higher personnel related expenses and higher IT and technology related expenses.

Depreciation and Amortization

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change

Depreciation and amortization	(127.4)	(104.6)	21.8%
Depreciation and amortization % of Net sales	4.2%	4.5%

Depreciation and amortization expenses for fiscal year 2025 increased by CHF 22.8 million, or 21.8%, to CHF 127.4 million, compared to CHF 104.6 million in fiscal year 2024. Thereof, depreciation and amortization expenses attributable to right of use assets increased by CHF 18.6 million primarily as a result of the expansion of our retail stores and our enhanced warehouse and distribution facilities. In addition, depreciation and amortization expenses attributable to owned assets increased by CHF 4.1 million, as a result of retail expansion and warehouse investment, mainly related to leasehold improvements.

Net Financial Result

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change

Financial income	30.9	23.5	31.8%
Financial expenses	(29.6)	(23.1)	27.8%
Foreign exchange gain / (loss)	(173.2)	67.7	(355.7)%
Net financial result	(171.8)	68.1	(352.4)%

Financial income for fiscal year 2025 increased by CHF 7.5 million to CHF 30.9 million when compared to fiscal year 2024. This was primarily driven by an increase in the underlying amount of short-term investments.
Financial expenses for fiscal year 2025 increased by CHF 6.4 million to CHF 29.6 million when compared to fiscal year 2024. This was primarily driven by higher interest expenses on lease contracts, resulting from additional leases outstanding throughout the twelve-month period ended December 31, 2025 compared to the twelve-month period ended December 31, 2024. Refer to note 3.4 Right-of-use assets and lease liabilities for additional information on new leases.
Foreign exchange gain / loss for fiscal year 2025 resulted in foreign exchange loss of CHF 173.2 million, compared to a foreign exchange gain for fiscal year 2024 of CHF 67.7 million. The changes to foreign exchange gain / loss were primarily due to foreign exchange rate revaluation effects, primarily driven by the CHF/USD exchange rate. The total unrealized foreign exchange loss for the twelve-month period ended December 31, 2025, was CHF 116.0 million.

Income Tax Expense

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change

Income tax expense	(1.5)	(37.4)	(95.9)%
Effective income tax rate	0.7%	13.4%	(92.3)%

Income tax expense for fiscal year 2025 decreased by CHF 35.8 million to CHF 1.5 million, compared to CHF 37.4 million for fiscal year 2024. Our effective income tax rate was 0.7% for fiscal year 2025, compared to 13.4% in fiscal year 2024. The decreases to the effective income tax rates were mainly due to deferred income tax benefits for the fiscal year 2025 related to the elimination of intercompany profits in inventory, as well as higher effectiveness of certain tax incentives and effects of prior year items.

Three-month period ended December 31, 2025 compared to the three-month period ended December 31, 2024 (Unaudited)
The following table summarizes results of operations and expresses the percentage relationship to net sales of certain financial statement captions.

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change

Net sales	743.8	606.6	22.6%
Cost of sales	(268.5)	(229.8)	16.8%
Gross profit	475.3	376.8	26.1%
Gross profit margin	63.9%	62.1%
SG&A expenses	(392.8)	(323.7)	21.3%
Operating result	82.5	53.1	55.4%
Net financial result	(12.5)	38.4	(132.4)%
Income before taxes	70.0	91.5	(23.5)%
Income tax expense	(1.0)	(2.0)	(51.8)%
Net income	69.1	89.5	(22.9)%

Net sales
Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Wholesale	383.2	310.4	23.4%	31.2%
Direct-to-Consumer	360.6	296.2	21.7%	30.0%
Net sales	743.8	606.6	22.6%	30.6%

Wholesale % of Net sales	51.5%	51.2%
Direct-to-Consumer % of Net sales	48.5%	48.8%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales for the three-month period ended December 31, 2025, increased by CHF 137.1 million, or 22.6%, compared to the three-month period ended December 31, 2024.

Net sales generated by the wholesale sales channel for the three-month period ended December 31, 2025, increased by CHF 72.7 million, or 23.4%, to CHF 383.2 million, compared to CHF 310.4 million for the three-month period ended December 31, 2024. The increase was attributable to growth within our distributor network, sustained strong demand from our wholesale partners, and our continued selective door expansion, particularly with global key accounts.

Net sales generated by the DTC sales channel for the three-month period ended December 31, 2025, increased by CHF 64.4 million, or 21.7%, to CHF 360.6 million, compared to CHF 296.2 million for the three-month period ended December 31, 2024. The increase was primarily driven by the continued increase in popularity and awareness of the On brand, resulting in increased traffic and transactions, both on our e-commerce platform and in our existing retail stores. Additionally, the expansion of our own retail store network in all regions further contributed to the growth.

Wholesale net sales as a percentage of total net sales increased slightly to 51.5% for the three-month period ended December 31, 2025, compared to 51.2% for the three-month period ended December 31, 2025, driven primarily by strong momentum with key accounts and the expansion of our distributor business.

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Americas	434.3	385.1	12.8%	21.3%
EMEA	183.0	147.4	24.2%	27.5%
Asia-Pacific	126.5	74.1	70.8%	85.1%
Net Sales	743.8	606.6	22.6%	30.6%

Americas % of Net sales	58.4%	63.5%
EMEA % of Net sales	24.6%	24.3%
Asia-Pacific % of Net sales	17.0%	12.2%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales increased across all geographic regions for the three-month period ended December 31, 2025, with APAC showing particularly strong growth.
The 12.8% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued strength in both channels. The 24.2% increase in net sales in EMEA was driven by the continued strength in the United Kingdom, particularly in our DTC channel, the growth within our distributor network, as well as notable acceleration from France and Spain. The 70.8% increase in net sales in Asia-Pacific was primarily driven by growth within our distributor network and strong sales growth in Japan and China.

Net sales by product
The following table presents net sales by product group:

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change	Constant Currency % Change (1)

Shoes	687.3	568.8	20.8%	28.8%
Apparel	45.1	32.6	38.3%	46.0%
Accessories	11.4	5.2	117.7%	131.3%
Net Sales	743.8	606.6	22.6%	30.6%

Shoes % of Net sales	92.4%	93.8%
Apparel % of Net sales	6.1%	5.4%
Accessories % of Net sales	1.5%	0.9%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Net sales increased across all product groups during the three-month period ended December 31, 2025, compared to the three-month period ended December 31, 2024. The 20.8% increase in net sales for shoes was driven by new product launches, updates to existing models and the continuity of successful products carrying over from previous seasons. Growth was supported by the strong performance of the Cloud and Cloudtilt franchises, with additional strong contributions from the Cloudsurfer franchise. The 38.3% increase in net sales for apparel was driven primarily by our Performance Running and Performance Training verticals. The existing and new collections within the apparel range continue to show strong momentum across both channels, with particularly strong performance in our DTC channel. Net sales in accessories increased by 117.7%.

Gross Profit

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change

Gross profit	475.3	376.8	26.1%
Gross profit margin	63.9%	62.1%

Cost of sales during the three-month period ended December 31, 2025, increased by CHF 38.7 million, or 16.8%, to CHF 268.5 million, compared to CHF 229.8 million during the three-month period ended December 31, 2024. Gross profit was CHF 475.3 million for the three-month period ended December 31, 2025, representing a gross profit margin of 63.9%, compared with CHF 376.8 million for the three-month period ended December 31, 2024, representing a gross profit margin of 62.1%. The gross profit margin increase was mainly driven by operational efficiencies and improvement (including reduced air freight), strong execution during the period, and a favorable foreign exchange impact during the three-month period ended December 31, 2025, compared to the three-month period ended December 31, 2024.

Selling, General and Administrative Expenses

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change

Distribution expenses	(75.1)	(70.5)	6.4%
Selling expenses	(73.4)	(47.9)	53.2%
Marketing expenses	(108.1)	(79.1)	36.6%
Share-based compensation	(14.0)	(17.6)	(20.4)%
General and administrative expenses	(122.3)	(108.6)	12.6%
SG&A expenses	(392.8)	(323.7)	21.3%
Less share-based compensation	(14.0)	(17.6)	(20.4)%
SG&A (excluding share-based compensation)	(378.8)	(306.1)	23.7%

Distribution expenses % of Net sales	10.1%	11.6%
Selling expenses % of Net sales	9.9%	7.9%
Marketing expenses % of Net sales	14.5%	13.0%
Share-based compensation % of Net sales	1.9%	2.9%
General and administrative expenses % of Net sales	16.4%	17.9%
SG&A expenses % of Net sales	52.8%	53.4%
SG&A (excluding share-based compensation) % of Net sales	50.9%	50.5%

SG&A expenses for the three-month period ended December 31, 2025 increased by CHF 69.1 million to CHF 392.8 million, compared to CHF 323.7 million for the three-month period ended December 31, 2024. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 50.9% in the three-month period ended December 31, 2025 compared to 50.5% for the three-month period ended December 31, 2024.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales decreased to 10.1% during the three-month period ended December 31, 2025, compared to 11.6% during the three-month period ended December 31, 2024. This was primarily attributable to lower delivery and logistics costs resulting from operational efficiency gains.

•Selling expenses as a percentage of net sales increased to 9.9% during the three-month period ended December 31, 2025 compared to 7.9% during the three-month period ended December 31, 2024. The increase was primarily driven by additional expenses incurred as a result of our expanding retail footprint, primarily due to retail store-related personnel costs and depreciation.
•Marketing expenses as a percentage of net sales increased to 14.5% during the three-month period ended December 31, 2025 compared to 13.0% during the three-month period ended December 31, 2024. This increase was driven by additional investments into digital marketing opportunities, enabled by our strong topline performance.
•Share-based compensation expenses decreased to CHF 14.0 million during the three-month period ended December 31, 2025 compared to CHF 17.6 million during the three-month period ended December 31, 2024.
•General and administrative expenses as a percentage of net sales decreased to 16.4% during the three-month period ended December 31 2025 compared to 17.9% during the three-month period ended December 31, 2024. This decrease is primarily driven by strong net sales growth, partially offset by higher IT and technology related expenses.

Depreciation and Amortization

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change

Depreciation and amortization	(34.5)	(28.7)	20.3%
Depreciation and amortization % of Net sales	4.6%	4.7%

Depreciation and amortization expenses during the three-month period ended December 31, 2025 increased by CHF 5.8 million to CHF 34.5 million, compared to CHF 28.7 million during the three-month period ended December 31, 2024. Thereof, depreciation and amortization expenses attributable to right of use assets increased by CHF 6.1 million primarily as a result of the expansion of our retail stores and our enhanced warehouse and distribution facilities. In addition, depreciation and amortization expenses attributable to owned assets decreased by CHF 0.3 million.

Net Financial Result

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change

Financial income	8.0	6.3	26.6%
Financial expenses	(7.8)	(5.9)	32.3%
Foreign exchange gain / (loss)	(12.7)	38.0	-133.4%
Net financial result	(12.5)	38.4	-132.4%

Financial income for the three-month period ended December 31, 2025 increased by CHF 1.7 million to CHF 8.0 million, compared to CHF 6.3 million for the three-month period ended December 31, 2024.
Financial expenses for the three-month period ended December 31, 2025 increased by CHF 1.9 million to CHF 7.8 million, compared to CHF 5.9 million for the three-month period ended December 31, 2024.
Foreign exchange gain / loss for the three-month period ended December 31, 2025 resulted in a foreign exchange loss of CHF 12.7 million, compared to a foreign exchange gain of CHF 38.0 million for the three-month period ended December 31, 2024. The changes to foreign exchange gain / loss were primarily due to foreign exchange rate revaluation effects (i.e., unrealized foreign exchange impacts), in particular the CHF/USD exchange rate.

Income Tax Expense / (Benefit)

	Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change

Income tax expense	(1.0)	(2.0)	(51.75)%
Effective income tax rate	1.4%	2.2%	(50.0)%

Income tax expense for the three-month period ended December 31, 2025 decreased by CHF 1.0 million to CHF 1.0 million, compared CHF 2.0 million for the three-month period ended December 31, 2024. Our effective income tax rate was 1.4% for the three-month period ended December 31, 2025, compared to 2.2% for the three-month period ended December 31, 2024.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS.
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
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, and net working capital to their most directly comparable IFRS measure. See section titled "Operating Results" for reconciliations of net sales on a constant currency basis, respectively, to their most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2025	2024	% Change	2025	2024	% Change

Net income	203.7	242.3	(15.9)%	69.1	89.5	(22.9)%
Exclude the impact of:
Income taxes	1.5	37.4	(95.9)%	1.0	2.0	(51.8)%
Financial income	(30.9)	(23.5)	31.8%	(8.0)	(6.3)	26.6%
Financial expenses	29.6	23.1	27.8%	7.8	5.9	32.3%
Foreign exchange result (1)	173.2	(67.7)	(355.7)%	12.7	(38.0)	(133.4)%
Depreciation and amortization	127.4	104.6	21.8%	34.5	28.7	20.3%
Share-based compensation(2)	62.6	71.5	(12.5)%	14.0	17.6	(20.4)%
Adjusted EBITDA	567.0	387.6	46.3%	131.0	99.4	31.8%
Adjusted EBITDA margin	18.8%	16.7%		17.6%	16.4%

(1) Represents the foreign exchange gain / (loss) line item within the consolidated statements of income / (loss).
(2) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments, which we believe increases comparability of the metric from period to period, and makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.
The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Fiscal year ended December 31,
(CHF in millions, except per share data)	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Net income	182.7	21.0	216.3	25.9
Exclude the impact of:
Share-based compensation(1)	56.1	6.4	63.9	7.6
Tax effect of adjustments(2)	0.1	—	3.2	0.4
Adjusted net income	239.0	27.5	283.4	33.9

Weighted number of outstanding shares(3)	295,550,380	339,541,070	288,465,380	345,437,500
Weighted number of shares with dilutive effects(3)	3,228,817	11,251,482	3,787,481	12,822,456
Weighted number of outstanding shares (diluted and undiluted)(3)	298,779,197	350,792,552	292,252,861	358,259,956

Adjusted basic EPS (CHF)	0.81	0.08	0.98	0.10
Adjusted diluted EPS (CHF)	0.80	0.08	0.97	0.09
(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax-deductible portion of the respective adjustments.
(3) Weighted numbers of outstanding shares are presented herein in order to calculate adjusted basic EPS in relation to adjusted net income for such periods. Weighted numbers of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted diluted EPS in relation to adjusted net income for such periods.

	Three-month period ended December 31,
(CHF in millions, except per share data)	2025	2025	2024	2024
	Class A	Class B	Class A	Class B

Net income	62.0	7.0	80.0	9.6
Exclude the impact of:
Share-based compensation(1)	12.6	1.4	15.7	1.9
Tax effect of adjustments(2)	0.4	—	0.5	0.1
Adjusted net income	75.0	8.5	96.2	11.5

Weighted number of outstanding shares(3)	296,739,035	336,932,339	289,063,973	345,437,500
Weighted number of shares with dilutive effects(3)	2,885,416	8,726,618	4,135,300	13,504,922
Weighted number of outstanding shares (diluted and undiluted)(3)	299,624,451	345,658,957	293,199,273	358,942,422

Adjusted basic EPS (CHF)	0.25	0.03	0.33	0.03
Adjusted diluted EPS (CHF)	0.25	0.02	0.33	0.03
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
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change

Accounts receivables	305.4	246.1	24.1%
Inventories	419.8	419.2	0.1%
Trade payables	(154.8)	(166.5)	(7.0)%
Net working capital	570.3	498.9	14.3%

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
As of December 31, 2025, we had CHF 1,019.9 million of cash and cash equivalents and CHF 570.3 million of net working capital, compared to CHF 924.3 million of cash and cash equivalents and CHF 498.9 million of net working capital as of December 31, 2024. As of December 31, 2025 and 2024, 97.6% and 97.7% of our cash and cash equivalents, respectively, were held at banks that are deemed systemically important financial institutions. Movements in cash and net working capital are discussed in the “Cash Flows” section below.
We believe our existing cash and cash equivalent balances and cash flows from operations will be sufficient to meet our net working capital, lease obligations, capital expenditures and other general corporate needs for at least the next twelve months. Additionally, on July 7, 2023, we entered into a CHF 700 million multicurrency credit facility. As of December 31, 2025, and 2024, no amounts had been drawn under the credit facility. Refer to “—Indebtedness” for further details. Our long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of net sales growth, the timing and extent of spending on research and development efforts and other growth initiatives, such as our retail store expansion, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions.
To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to draw from our credit facility mentioned above, or seek additional equity or debt financing. For additional information regarding our ability to fund our future business activities and requirements, refer to Item 3.D, "Risk Factors," in this Annual Report, including the risk factor section "Additional investments in our business."

Cash Flows

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	Change

Cash inflow from operating activities	359.5	510.6	(151.1)
Cash (outflow) from investing activities	(78.6)	(64.9)	(13.7)
Cash (outflow) from financing activities	(78.5)	(55.4)	(23.1)
Change in net cash and cash equivalents	202.2	390.4	(188.1)
Net cash and cash equivalents at the beginning of the period	924.3	494.6	429.7
Net impact of foreign exchange rate differences	(106.7)	39.4	(146.1)
Net cash and cash equivalents at the end of the period(1)	1,019.9	924.3	95.5
(1) Net cash and cash equivalents included restricted cash in the amount of CHF 0.9 million as of December 31, 2025 and CHF 0.6 million as of December 31, 2024.

Operating activities
Cash inflow from operating activities for the twelve-month period ended December 31, 2025 decreased by CHF 151.1 million to CHF 359.5 million, compared to CHF 510.6 million for the twelve-month period ended December 31, 2024. This decrease is mainly driven by a decrease in cash flows from changes in working capital of CHF (233.8) million, primarily due to changes in inventories and trade receivables, and a decrease in cash flows from changes in other current assets / liabilities of CHF (70.7) million, partially offset by higher net income after adjustments of CHF 194.4 million, and various other offsetting decreases and increases.

Investing activities
Cash outflow from investing activities for the twelve-month period ended December 31, 2025, increased by CHF 13.7 million to CHF 78.6 million, compared to CHF 64.9 million for the twelve-month period ended December 31, 2024. The increase is driven by higher purchases of property, plant and equipment of CHF 12.4 million (refer to note 3.3 Property, plant and equipment for additional information).

Financing activities
Cash outflow from financing activities for the twelve-month period ended December 31, 2025, increased by CHF 23.1 million to CHF 78.5 million, compared to CHF 55.4 million for the twelve-month period ended December 31, 2024. The increase is primarily driven by higher repayments of lease liabilities of CHF 18.7 million and higher interest expense of CHF 6.2 million mainly due to new leases becoming operational during the twelve-months ended December 31, 2025 (refer to note 3.4 Right-of-use assets and lease liabilities for additional information on the increase to lease liabilities).

Capital Management

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change

As of December 31, 2025: CHF 0.10 nominal value, 306,847,124 Class A Ordinary Shares issued of which 296,873,353 were outstanding As of December 31, 2024: CHF 0.10 nominal value, 302,455,664 Class A Ordinary Shares issued of which 289,296,343 were outstanding	30.7	30.2	1.5%
As of December 31, 2025 : CHF 0.01 nominal value, 341,241,680 Class B voting rights shares issued and outstanding As of December 31, 2024 : CHF 0.01 nominal value, 345,437,500 Class B voting rights shares issued and outstanding	3.4	3.5	-1.2%
Share capital	34.1	33.7	1.2%
Treasury shares	(26.7)	(26.8)	-0.6%
Share premium	760.8	756.9	0.5%
Legal reserves	62.4	53.9	15.7%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	473.2	406.7	16.4%
Capital reserves	1,289.0	1,210.0	6.5%
Other reserves	(46.6)	(4.0)	1068.9%
Retained earnings	382.6	178.9	113.9%
Equity	1,632.4	1,391.8	17.3%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2025	289,296,343	345,437,500
Sale of treasury shares related to share-based compensation and capital increase from conditional capital and capital band(4)	6,529,167	6,325,000
Purchase of treasury shares	(4,239)	—
Conversion of Class B shares to Class A shares (3)	1,052,082	(10,520,820)
Shares issued and outstanding as of December 31, 2025(1)	296,873,353	341,241,680

Awards granted under various incentive plans not yet exercised or distributed at December 31, 2025(2)	12,334	—
Awards granted under various incentive plans with dilutive effects at December 31, 2025	2,891,507	5,190,342

(1) As of December 31, 2025, there were 9,973,771 treasury shares held by On (December 31, 2024: 13,159,321).
(2) These awards require little or no further consideration to be exercised, and as such, have been included in the weighted average number of ordinary shares outstanding used to calculate Basic EPS at December 31, 2025.
(3) As announced on Form 6-K filed with the SEC on May 23, 2025, 10,520,820 of Class B Shares were converted into 1,052,082 Class A Ordinary Shares.
(4) As announced on Form 6-K filed with the SEC on August 12, 2025, we amended and restated our memorandum and articles of association to increase the number of authorized Class A ordinary shares. Further, on December 3rd, 2025, we amended and restated our memorandum and articles of association to increase the number of authorized Class B ordinary shares (refer to our amended and restated articles of association filed as Exhibit 1.1 to this Annual Report). Refer to 4.5 Share capital for additional information.

Share-based compensation
As a public company, we grant share-based compensation awards to members of senior management, certain selected employees based on their impact and contribution to On, our extended founder team, and to non-executive members of our board of directors. As of December 31, 2025, On has recognized an increase in shareholders' equity in the balance sheet of CHF 66.6 million for share-based compensation incurred during the twelve-month period ended December 31, 2025.
For the twelve-month period ended December 31, 2025, we have recognized a share-based compensation charge of CHF 62.6 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team, which account for a part of the increase:
• Long Term Incentive Plan 2021
• Compensation of non-executive members of our board of directors
Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness

On July 7, 2023, we entered into a CHF 700 million multicurrency credit facility ("credit facility") agreement with On AG, as borrower and guarantor, On Inc., as guarantor, and UBS Switzerland AG, as lead arranger, bookrunner, agent, security agent and lender, and several other lenders party thereto, which replaced our bank overdraft facilities previously reported. We have an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200 million subject to the satisfaction of certain customary conditions. We entered into the credit facility as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the credit facility may be used towards the financing of working capital requirements and for general corporate purposes, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The credit facility had an initial term of three years, which has subsequently been extended for a total period of two years. Subsequent to extensions, the credit facility will expire on July 7, 2028.
As of December 31, 2025 and December 31, 2024, no amounts have been drawn under this credit facility and we do not currently expect to do so in the near term. As of December 31, 2025, we are using the credit facility to provide guarantees and letters of credit, as further discussed in section titled "Off-Balance Sheet Arrangements."
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the years ended December 31, 2025 and December 31, 2024, we were in compliance with all covenants under the credit facility

The following assets have been pledged in relation to the credit facility:

	Fiscal year ended December 31,
(CHF in millions)	2025	2024	% Change

Trade receivables	266.4	280.8	(5.1)%
Inventory	340.4	211.7	60.8%
Assets pledged	606.9	492.5	23.2%

Material Cash Requirements

The following summarizes our material cash requirements as of December 31, 2025:

	Fiscal year ended December 31, 2025
(CHF in millions)	Total	Less than 1 year	1 to 5 years	More than 5 years

Product purchase obligations(1)	290.0	290.0	—	—
Endorsement contracts(2)	112.7	41.1	69.4	2.1
Lease liabilities(3)	615.6	100.6	299.0	216.0
Lease commitments(4)	153.8	7.8	67.7	78.3
Other purchase commitments(5)	92.7	78.8	13.8	—
Total material cash requirements	1,264.7	518.4	449.9	296.5

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
(4)    Lease commitments represent commitments to new lease contracts, which have not yet commenced as of December 31, 2025, and are therefore not recognized on our balance sheet. The majority of the future lease commitments relate to contracts entered into for new highly-automated warehouse in Belgium (Beringen). The new warehouse in Belgium is expected to be fully operational by the end of 2026, and amounts to CHF 104.4 million (December 31, 2024: CHF 106.7 million) lease commitment. The remaining lease commitments relate to various new stores, offices and warehouses.
(5)    Our other purchase obligations consist of non-cancellable minimum commitments for warehousing arrangements, IT services, indirect procurement contracts, and other commitments under service contracts.

Off-Balance Sheet Arrangements

As of December 31, 2025 and December 31, 2024, we provided guarantees and letters of credit in favor of third parties in the amount of CHF 153.2 million and CHF 168.3 million, respectively. Of these amounts, CHF 153.2 million (2025) and CHF 168.3 million (2024) relate to our credit facility, as discussed in the section titled "Indebtedness." Other than the items disclosed here and elsewhere in our document, we do not have any material off-balance sheet arrangements or commitments as of December 31, 2025.

Foreign currency risk

We are exposed to certain market risks arising from transactions in the normal course of business. The market risk we are principally exposed to is fluctuations in foreign currency exchange rates.
The functional currency of each individual entity is determined based on the primary economic environment in which the entity operates (generally the local currency). Our consolidated financial statements are presented in Swiss Francs ("CHF"). Therefore, the net sales, expenses, assets, and liabilities of our non-CHF denominated subsidiaries are translated from their functional currencies into CHF, as a result of which the reported amounts can be affected by fluctuations in the value of the CHF. Foreign exchange differences which arise on translation of our subsidiaries’ balance sheets into CHF are recorded as a foreign currency translation adjustment in accumulated other comprehensive income or loss within shareholders’ equity.
As a result of our multinational sales and operations, we are also exposed to fluctuations in foreign exchange at a transactional level. The majority of our transactional foreign exchange risk arises from products sourced in USD and sales denominated in the currencies of the respective destination markets. In 2025 and 2024, 99% and 98% of our net sales, respectively, were generated in currencies other than CHF.
Based on foreign currency sensitivity analysis of the consolidated balance sheets, a 10% fluctuation in On's main currencies would impact net income as shown in the table below. These reflect the effect of exchange rate changes on monetary assets and liabilities denominated in a currency other than the functional currency of the entity carrying them.

(CHF in millions)	12/31/2025	12/31/2024

Change in USD/CHF +10%	78.6	57.4
Change in USD/CHF -10%	(78.6)	(57.4)
Change in GBP/CHF +10%	9.0	7.1
Change in GBP/CHF -10%	(9.0)	(7.1)
Change in JPY/CHF +10%	4.7	4.1
Change in JPY/CHF -10%	(4.7)	(4.1)
Change in CNY/CHF +10%	9.0	5.1
Change in CNY/CHF -10%	(9.0)	(5.1)
Change in EUR/CHF +10%	2.2	3.0
Change in EUR/CHF -10%	(2.2)	(3.0)

Functional currency change
Effective January 1, 2026, On Holding AG (the Group's parent company) and On AG (the Group's main trading entity) have changed their functional currency from the Swiss Franc (CHF) to the US Dollar (USD). These changes will be accounted for prospectively in fiscal year 2026 and do not impact prior period financial statements. The Group’s presentation currency will remain CHF.
As a result, in 2026, we expect the effect of exchange rate changes on USD-denominated monetary assets and liabilities, to be reduced, resulting in less impacts within line item foreign exchange gains/ (losses) in our consolidated profit or loss statements. Additionally, beginning in the first quarter of 2026, we will start recording adjustments in other comprehensive income / (loss) to translate these entities' financial statements from USD to CHF (our reporting currency), and expect the impacts to other comprehensive income / (loss) to increase.
Refer to note 6.6 Events after the balance sheet date for additional information on the aforementioned functional currency change.

C. Research and Development, Patents and Licenses

The central tenet of our product design philosophy is to fuse high performance, comfort, sustainable materials and aesthetics, in order to provide our customers with everything they need, and nothing they do not. Our innovations and the performance they deliver have established On as a trusted brand for world-class athletes, amateur runners and customers looking for performance-infused footwear, sportswear and accessories. Research and development plays a key role in driving technical innovation, patents and designs of our footwear, apparel and accessories which we believe is essential to the commercial success of our products. We incurred research, design, and development expenses of CHF 10.6 million, CHF 9.6 million and CHF 8.9 million for the years ended December 31, 2025, 2024 and 2023, respectively, which are expensed as incurred and reported in SG&A expenses in the consolidated statements of income. Additionally, we capitalize certain costs associated with software and intellectual property customized for internal use within the intangible assets line item on the consolidated balance sheets. For the years ended December 31, 2025, 2024 and 2023, capitalized intellectual property and in-house developed software were CHF 2.7 million and CHF 1.4 million; CHF 1.4 million and CHF 1.9 million; and CHF 1.2 million and CHF 0.9 million, respectively.

D. Factors Affecting Performance and Trend Information

Our growth, our financial condition and results have been, and will continue to be, affected by a number of factors, including the following:
Ability to grow into new geographies and to convert distributor markets
Entering new geographic markets or converting distributor markets requires us to invest in personnel, marketing, and infrastructure, including additional offices, showrooms, distribution networks and new retail stores. Our international expansion has resulted in, and will continue to result in, increased costs and is subject to a variety of risks, including local competition, inventory risks, risks related to operating retail stores, low initial brand awareness, multilingual customer service, potentially complex import and delivery logistics, and compliance with foreign laws and regulations. Increased costs include, but are not limited to, personnel expenses for sales and marketing teams to initially build a sales network, lacking economies of scale in distribution and supply chain and additional administration expenses. The duration of those additional costs, among others, depends on the geographical size and structure of the particular market, as well as the existing level of brand awareness. A significant portion of the investment to grow net sales is reflected in SG&A. SG&A expenses, after removing share-based compensation expense, as a percentage of net sales were 48.2% for 2025 and 48.4% for 2024.
Ability to invest
We will continue to make investments across our business to drive growth, and therefore we expect expenses to increase. We will continue to invest significant resources in our people, sales and marketing to drive brand awareness and demand for our products. Marketing expenses as a percentage of net sales were 12.5% for 2025 and 11.9% for 2024. We intend to continue to increase marketing expenses in the future, focusing on elevating brand awareness across our markets, investment in digital customer acquisition and customer experience through our retail network alongside an exciting portfolio of elite athletes, influencers, and public figures.
To support our growth, we also intend to continue investing in our distribution network as well as into product inventory. For example, during 2025, distribution expenses increased to CHF 322.9 million, compared to CHF 288.3 million in 2024. Over the past years, we have entered into third party logistics and warehouse services agreements for new, highly-automated fulfillment centers, in order to facilitate our future omnichannel growth in both Europe and North America, and lower our handling cost over time through automation. We have also invested, and intend to continue investing, in successfully developing, implementing and scaling our LightSpray technology and products.
We intend to continue investing in new manufacturing partners, which has in the past partially resulted in, and may continue to result in, higher purchasing expenses. We also expect to continue to invest into research and development to drive innovations and product offerings. To support the expansion of our own retail network, we intend to invest into additional physical retail stores and store leases. We plan to continue to invest in our corporate infrastructure, which is essential to our ability to take data driven decisions, enhance customer experience, and enable an efficient and collaborative working environment for our global team
The investments made in the past, and those expected to be made in the future, can be expensive and may negatively impact our results of operations.

Ability to manage inventory
Our ability to grow has been, and will continue to be dependent on the availability of the right inventory at the right time and place. Our data driven approach to demand planning, together with an integrative approach between sales demand and supply planning, has enabled rapid growth, while maintaining a premium positioning. The ongoing transition of our Atlanta warehouse led to some product availability constraints and to delayed or missed deliveries during the first half of fiscal year 2024. While we have seen significantly improved operational execution during the second half of 2024, and in 2025, we may continue to experience operational constraints during the course of On's warehouse automation projects and may potentially incur incremental costs during the ramp-up phase. We remain focused on successfully scaling our global distribution capabilities while deploying enhanced inventory oversight across our network of new and existing logistics partners. Our current inventory balance reflects the purchasing of inventory for our 2026 sales. On continues to manage and mitigate supply chain risks by investing in our partner relationships and visibility of data across our supply network.

Customs and duty expenses
Most distribution markets that we operate in impose customs and duties on the importation of footwear, apparel, and accessories products manufactured in Vietnam, Turkey, Indonesia, China and most other countries. In 2025, approximately 90% and 10% of our footwear products were produced in Vietnam and Indonesia, respectively. Further, in 2025, approximately 65% of our apparel and accessories units produced were manufactured in Vietnam, 30% in Turkey and 5% in China.
In prior fiscal years, we experienced the impact of significant changes in global customs and duty rates for footwear and apparel products, including, but not limited to, higher tariffs for importing apparel from China into the US and the implementation of the Vietnam-European Union Free Trade Agreement and customs impact from Brexit.
In August 2025, a fixed reciprocal import tariff by the US of 20% on Vietnam, applied in addition to the existing 20% import tariff in Vietnam, became effective, which has increased and is expected to continue to increase the costs of products we source from outside the US and subsequently sell within the US. New proposals to implement new tariffs or other trade restrictions in the US or other jurisdictions, or to increase global customs and duty rates could negatively impact our business. There remains significant uncertainty and confusion within the business environment and the broader US trade framework, and any judicial rulings or executive or legislative action, including the imposition of new tariffs under alternative statutory authorities or modifications to existing trade measures could increase our costs, disrupt our sourcing strategy, or otherwise adversely affect our business, financial condition and results of operations. In line with our ambition to be the most premium global sportswear brand, we continuously assess our global pricing strategy within the movements of the industry and take action where appropriate to maintain our premium brand positioning.

Seasonality
On operates two product seasons, spring-summer, which goes from January to June, and fall-winter, which goes from July to December. Each season is characterized by new product launches typically in the first quarter of a product season (i.e. Q1 and Q3). On generally has a higher proportion of net sales in the second half of the fiscal year compared to the first half of our fiscal year due to the phasing of our product seasons and seasonality of demand. In 2025 and 2024, the second half of our fiscal year represented 51% and 54% of our annual net sales, respectively.

Foreign exchange
We are exposed to fluctuation in foreign exchange on various transactions. We have experienced in fiscal year 2025, and expect to continue to experience, increased foreign exchange rate volatility, which we attribute, in part, to the uncertainty surrounding the global trade environment and to other macroeconomic conditions. In 2025 and 2024, we generated 99% and 98% of our net sales, respectively, in currencies other than CHF. Refer to "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources" section above, and to note 5.2 Foreign currency risk below, for more details on foreign exchange and our foreign exchange exposure.

Share-based compensation expenses
As a public company, we granted and we will continue to grant share-based compensation awards to members of senior management, other selected employees, our extended founder team, and non-executive members of our board of directors. For the twelve-month periods ended December 31, 2025 and 2024, we recognized share-based compensation expenses of CHF 62.6 million and CHF 71.5 million, respectively, primarily in connection with our LTIP 2021 equity incentive plan.

Macroeconomic conditions
We are subject to risks and exposures from the evolving global macroeconomic environment, including supply chain disruptions, economic uncertainty, consumer spending, the imposition of tariffs or trade restrictions, including the tariffs imposed by the US, inflation, and resulting fears of potential economic slowdowns or recessions, all of which may increase the cost of our products and other operational costs, and negatively impact customer demand, consumer spending, and our ability to manage inventory.

Cost Inflation

We and other companies in our industry are and will continue to be affected by inflation rates across geographies, which impact manufacturing related costs, labor expenses, shipping costs, and other areas of our business. We continue to work to mitigate the price increases on products with our strong partner relationships. We seek to continue to diversify our production partners and supplier network to reduce our reliance on single-partner relationships, and provide further mitigation against inflationary price impacts. Labor expenses have also been subject to inflationary pressures due to various external factors, including a generally high interest rate environment, which On seeks to continue to proactively mitigate through long-term partner relationships, diversification of vendors, and assessing our global pricing strategy and taking action where appropriate to maintain our premium brand positioning.

E. Critical Accounting Estimates
On Holding AG prepares its consolidated financial statements in accordance with IFRS Accounting Standards. For more information about the critical accounting estimates and judgments, see note 1.5 Significant accounting judgments, estimates, and assumptions of our consolidated financial statements for the fiscal year ended December 31, 2025.

Recently Adopted Accounting Pronouncements
See note 1.4 New and amended standards and interpretations of the consolidated financial statements for the year ended December 31, 2025, included elsewhere in this Annual Report for more information on recently adopted accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

This section presents information about our executive officers and directors at December 31, 2025. The current business addresses for our directors and executive officers is Förrlibuckstrasse 190, 8005 Zurich, Switzerland.

Name	Position	Age

David Allemann	Co-Founder and Executive Co-Chairman	56
Caspar Coppetti	Co-Founder and Executive Co-Chairman	50
Olivier Bernhard	Co-Founder and Executive Director	57
Martin Hoffmann	Chief Executive Officer and Chief Financial Officer	46
Alex Pérez	Director	55
Amy Banse	Director	66
Dennis Durkin	Director	55
Laura Miele	Director	54
Helena Helmersson	Director	52
Biographical information concerning the members of the executive officers and directors

David Allemann is a Co-Founder of On and has served as Executive Co-Chairman since April 2021. In partnership with the other Co-Founders and the CEO, David guides the Company’s long-term strategy, product innovation, and brand development. Since On’s inception in 2010, David has played a pivotal role in the Company’s operational history, establishing the initial production and supply chain infrastructure in Asia. He was also instrumental in defining the brand’s distinct design identity and driving the expansion of the Direct-to-Consumer (DTC) business. Prior to On, David served as Chief Marketing Officer for the design furniture brand Vitra (2006-2010). His earlier career includes leading the advertising agency Young & Rubicam in Switzerland as Managing Director and advising global clients in sports, internet, and media as a strategy consultant at McKinsey & Company. David currently serves on the board of the business association Economiesuisse, and the Swiss Institute for Contemporary Art in New York. He holds a Master of Law degree from the University of Zurich and completed the Advanced Management Program (AMP) at INSEAD.

Caspar Coppetti is a Co-Founder of On and has served as Executive Co-Chairman since April 2021. Previously serving as Chairman and Global Sales Director since the Company’s inception, Caspar leads On as part of the Co-Founder and CEO partnership, driving strategic vision and operations. He has been instrumental in the Company’s global expansion, building the global sales organization and distribution network during On’s critical early growth phases. Currently, his leadership is focused on strategy, R&D, and the commercialization of new manufacturing technologies, such as LightSpray. Before co-founding On, Caspar served as Managing Partner and Chief Strategy Officer for the brand agency Young & Rubicam (2004-2010) and worked as a Management Consultant at McKinsey & Company. He serves as the President of the jury for the Swiss Economic Award and is the Chairman of the Board of InnHub La Punt AG. Caspar holds a Dr. Oec. Diploma from the University of St. Gallen.

Olivier Bernhard is a Co-Founder of On and has served as an Executive Board Member since January 2010. As a former world-class athlete, Olivier brings distinct athletic insight to the partnership leadership team, influencing product creation and marketing strategies. He was instrumental in conceptualizing the Company’s initial "running on clouds" technology and developing the proprietary CloudTec® system. Today, his focus remains on exploring and prototyping future performance technologies and overseeing the Company's athlete partnership program and sports marketing initiatives. Prior to On, Olivier was a professional triathlete and duathlete (1993-2005), achieving three World Championship titles, one European title, and 15 Swiss Championship titles. This competitive background serves as the foundation for the Company's performance engineering and design philosophy.

Martin Hoffmann serves as Chief Executive Officer and Chief Financial Officer. He assumed the role of sole CEO in July 2025, following his tenure as Co-CEO since January 2021. Operating in partnership with the Co-Founders, Martin drives the Company's strategic vision and operational execution. Since joining On in 2013 as CFO, he has been instrumental in the Company's global expansion and financial strategy, playing a central role in delivering key milestones including the 2021 initial public offering on the NYSE and the scaling of global operations to support sustained growth. Prior to joining On, Martin served as the Chief Financial Officer of Valora Retail, a publicly traded European retail company (2009-2013), and worked in strategic business management consulting at CTcon GmbH. Martin holds a diploma in Business Management and Computer Science from the University of Kaiserslautern.

Alex Pérez has served as a member of the Board of Directors since December 2016. He currently chairs the Nomination and Compensation Committee (since May 2022) and has been a member of the Audit Committee since February 2017. Alex brings extensive business experience in the financial industry and capital management to the Board. He is the Founder and Managing Partner of Point Break Capital Management LLC, an investment management firm established in 2012. Prior to founding Point Break, Alex was a founding partner of the global investment firm 3G Capital (2002-2011).

His earlier executive experience includes serving as CFO of São Carlos Empreendimentos and as a Private Equity Analyst for GP Investments. Alex holds a B.S. in Economics from the University of Rio de Janeiro and an M.B.A. from the Fundação Getúlio Vargas.

Amy Banse has served as a member of the Board of Directors since September 2021 and sits on the Nomination and Compensation Committee. Amy brings extensive executive leadership experience to the Board, with a specific focus on investing in and building businesses within the global media and technology sectors. She spent over thirty years at Comcast Corporation, most recently serving as Senior Adviser to the executive committee, including its venture capital arm, Comcast Ventures. Previously, Amy held dual roles as Executive Vice President of Comcast Corporation and Managing Director and Head of Funds at Comcast Ventures (2011-2020). She also served as President of Comcast Interactive Media, where she led the company’s digital strategy. Amy currently serves on the boards of Adobe Inc., Lennar Corporation, and Anchor Group, Inc. She holds a B.A. from Harvard University and a Doctor of Law degree from Temple University Law School.

Dennis Durkin became a member of the Board of Directors and Chairman of the Audit Committee in May 2022, having previously supported the Company’s strategic direction as a Board Observer since September 2021. Dennis brings decades of experience in scaling global interactive entertainment and digital ecosystems to On. He joined the Board following a distinguished career at Activision Blizzard Inc. (ATVI), where he served as Chief Financial Officer and President of Emerging Businesses until his retirement in May 2021. During his tenure at ATVI, which began in 2012, Dennis played a pivotal role in the company's operational evolution, serving as Chief Corporate Officer (2017-2019) and Chief Financial Officer (2012-2017). Prior to Activision, Dennis spent over a decade at Microsoft Corporation (1999-2012), where he helped shape the digital landscape as Corporate Vice President and Chief Operating and Financial Officer of the Interactive Entertainment Business. In this role, he drove financial and operational strategy for the Xbox and Xbox Live businesses. He began his career as a financial analyst at Alex. Brown and Company. Dennis holds a B.A. in government from Dartmouth College and an M.B.A. from Harvard University.

Laura Miele became a member of the Board of Directors and the Audit Committee in May 2024, following her tenure as a board consultant (August 2023-April 2024). Laura brings extensive expertise in managing complex digital transformations and building large-scale consumer communities. She currently serves as President of Electronic Arts ("EA") Entertainment & Central Development, where she leads EA’s vast portfolio of licensed and owned IP along with the company’s central development services. Prior to her current role, Laura served as Chief Operating Officer for EA. Over the past decade, she has played a key role in executing several structural transformations, including leading the company’s pivot to digital delivery, expanding into new consumer demographics, and actively growing EA’s player network. She possesses broad international experience overseeing commercial, creative, and central technology teams. Laura is a Governor of the British Film Institute (appointed 2022), a member of the NAACP Entertainment Advocacy Council, and an Advisory Board Member for The Game Awards. She previously served on the board of the Silicon Valley Community Foundation.

Helena Helmersson has served as a member of the Board of Directors since May 2025 and sits on the Nomination and Compensation Committee. Helena brings profound leadership experience in global business operations, with a specific focus on sustainability and supply chain management within the fashion and retail industries - areas that are central to On’s mission. Prior to joining the Board, Helena served as the Chief Executive Officer of H&M Group, a global fashion and design company, from January 2020 to January 2024. Her leadership path at H&M was defined by operational rigor and environmental advocacy; she served as Chief Operating Officer (2018-2020), Global Head of Production (2015-2018), and Head of Sustainability (2010-2014), where she led the company’s environmental and social initiatives. She originally joined H&M in 1997, holding various positions of increasing responsibility in buying and production. Helena also serves as chairperson of the textile recycling company Circulose, a board member of the digital training company Quizrr, and a board member of the global fashion retailer, Mango. She holds a Master of Science degree in International Business from Umeå University, Sweden.

B. Compensation

Principles of the Compensation of the Board of Directors and Executive Management
For the year ended December 31, 2025, the aggregate compensation accrued or paid to our executive officers for services in all capacities to the Company and its subsidiaries was CHF 19.3 million, including CHF 12.7 million in share-based compensation and CHF 1.7 million in short-term employee benefits including base salary, annual cash bonus as well as health care plans, insurance, car allowances or equivalent contributions. The amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers amounted to a total of CHF 4.9 million in the year ended December 31, 2025.
For the year ended December 31, 2025, the aggregate compensation accrued or paid to the members of our board of directors for services in all capacities to the Company and its subsidiaries was CHF 1.2 million.
We incorporate by reference into this Annual Report the information included in the sections labeled “Board of Directors Compensation” and “Executive Officers Compensation” of Exhibit 99.2 to our report on Form 6-K filed with the SEC on March 3, 2026, which includes disclosure of compensation on an individual basis as well as information on the applicable equity incentive and cash bonus plans underlying the compensation accrued or paid to our executive officers.
Pursuant to Swiss law, we are required to submit the aggregate amount of compensation of our board of directors and the aggregate amount of compensation of our executive officers to a binding say-on-pay vote by our shareholders.

C. Board Practices

Board of Directors
Our board of directors is composed of eight members. Each director is elected for a term ending at the next annual general meeting of shareholders. The current term of all of our directors will end at our next annual general meeting of shareholders in May 2026, at which time reelection will be possible. There are no family relationships among any of our directors or executive officers. None of our non-executive directors have entered into service contracts with the Company or any of its subsidiaries providing for benefits beyond their elected term.
We are a foreign private issuer under the rules of the SEC and in accordance with the NYSE listing standards, we rely on home country governance requirements and certain exemptions thereunder rather than on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 10. Additional Information - Memorandum and Articles of Association.”

Committees

Audit Committee
The audit committee currently consists of Dennis Durkin (chairman of the audit committee), Alex Pérez and Laura Miele. The primary functions of the audit committee include overseeing our accounting and financial reporting processes, system of internal controls over financial reporting, risk management processes and the audits of our financial statements. In addition, the audit committee is also directly responsible for the selection and nomination of our independent registered public accounting firm for election by the general meeting of shareholders, as well as the supervision and compensation and oversight of the work of our external auditors, including evaluation regarding external auditors' fulfillment of the necessary qualifications and independence. The audit committee is also responsible for reviewing, approving or ratifying any related party transactions. The board of directors has determined that each of

Dennis Durkin, Alex Pérez and Laura Miele is considered an “audit committee financial expert,” as such term is defined in the rules of the SEC. Our board of directors has also determined that each of Alex Pérez, Dennis Durkin and Laura Miele satisfy the "independence" requirements set forth in Rule 10A-3 of the Exchange Act and NYSE listing standards.

Nomination and Compensation Committee
The nomination and compensation committee, which consists of Amy Banse, Helena Helmersson and Alex Pérez (chairman of the nomination and compensation committee), supports our board of directors by preparing and periodically reviewing our compensation policies and principles and the performance criteria related to compensation, as well as periodically reviewing their implementation. The nomination and compensation committee also submits proposals and recommendations to our board of directors regarding the individual compensation of members of our board of directors and our executive officers, and prepares proposals to the annual general meeting of shareholders regarding the aggregate compensation of the members of the board of directors and our executive officers. The nomination and compensation committee may submit proposals to the board of directors on other compensation-related matters as well. Swiss law requires that we have a compensation committee, so in accordance with the NYSE listing standards, we follow home country requirements with respect to the compensation committee. As a result, our practice varies from the NYSE listing standards, which set forth certain requirements as to the responsibilities, composition and independence of compensation committees for domestic issuers. Swiss law requires that our board of directors submit the aggregate amount of compensation of all members of our board of directors and of all executive officers to a binding shareholder vote every year. The members of the nomination and compensation committee were elected at our last AGM held on May 22, 2025, for a term until the next annual general meeting of shareholders, and the members of the nomination and compensation committee will be elected annually by our annual general meeting of shareholders. The board of directors appoints the chair of the nomination and compensation committee and fills any vacancies until the following annual general meeting of shareholders.

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
The number of employees by geographic location as of the end of the period for our fiscal years ended December 31, 2025, 2024 and 2023 was as follows:

	As of December 31,
in FTE	2025	2024	2023

On Labs (Headquarters)	1,168	1,033	856
Europe, Middle East and Africa	888	762	511
Americas	811	720	483
Asia-Pacific	1,096	739	503
Total employees (full-time equivalents)	3,963	3,254	2,353
thereof females	53.3%	50.6%	50.6%
thereof males	46.2%	49.0%	48.9%
thereof others	0.5%	0.4%	0.5%
Number of nationalities	107	104	94
Average age	35	33	33
Retail employees	1,230	808	320

E. Share Ownership

The information set forth under "Item 6. Directors, Senior Management and Employees - Compensation” and "Item 7. Major Shareholders and Related Party Transactions” is incorporated by reference.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Security Ownership
The following table presents information relating to the beneficial ownership of our Class A ordinary shares and Class B voting rights shares as of December 31, 2025:

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
The percentage of outstanding Class A ordinary shares and Class B voting rights shares beneficially owned is computed based on 296,873,353 Class A ordinary shares and 341,241,680 Class B voting rights shares outstanding as of December 31, 2025. Class A ordinary shares or Class B voting rights shares that a person has the right to acquire within 60 days of December 31, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. The numbers and percentages below will not foot due to the unique calculus required by Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated below, the business address for each beneficial owner is On Holding AG, Förrlibuckstrasse 190, 8005 Zurich, Switzerland.

Shareholders	Class A Ordinary Shares	%	Class B Voting Rights Shares	%	% of Total Voting Power	% of Total Economic Ownership

Executives:
Olivier Bernhard	4,860,086	1.6%	115,620,840	33.9%	18.9%	5.0%
Caspar Coppetti	2,072,758	0.7%	109,370,840	32.1%	17.5%	3.9%
David Allemann	2,538,011	0.9%	103,162,500	30.0%	16.5%	3.9%
Martin Hoffmann	1,411,105	0.5%	19,412,500	5.6%	3.2%	1.0%
5% or Greater Shareholders:
FMR LLC(1)	29,680,136	10.0%	—	—%	4.7%	9.0%
Carlos Alberto da Veiga Sicupira(2)	19,833,971	6.7%	—	—%	3.1%	6.0%
Morgan Stanley(3)	19,166,610	6.5%	—	—%	3.0%	5.8%
Marc Lemann(4)	18,002,457	6.1%	—	—%	2.8%	5.4%
Other Directors:
Alex Pérez	9,771,110	3.3%	—	—%	1.5%	3.0%
Dennis Durkin	97,514	—%	—	—%	—%	—%
Amy Banse	76,056	—%	—	—%	—%	—%
Laura Miele	6,328	—%	—	—%	—%	—%
Helena Helmersson	1,856	—%	—	—%	—%	—%
All directors and executive officers as a group (ten persons)	20,834,824	7.0%	347,566,680.00	100.0%	57.1%	16.8%

(1)    As of December 31, 2025, FMR LLC had sole voting and dispositive power over 29,680,136 Class A ordinary shares, based on a Form 13F filed with the SEC on February 17, 2026. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. This information is based on a Schedule 13G/A filed with the SEC on July 8, 2025, except as otherwise noted.
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
(3)    As of December 31, 2025, (i) Morgan Stanley had shared voting power over 18,120,980 Class A ordinary shares and shared dispositive power over 19,166,610 Class A ordinary shares and (ii) Morgan Stanley Investment Management Inc. had shared voting power over 17,838,580 Class A ordinary shares and shared dispositive power over 18,876,026 Class A ordinary shares. The securities reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., a wholly-owned subsidiary of Morgan Stanley. The address of Morgan Stanley and Morgan Stanley Investment Management Inc. is 1585 Broadway New York, NY 10036. This information is based on a Schedule 13G filed with the SEC on February 12, 2026.
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

Significant Changes in Ownership
According to a Schedule 13G/A filed with the SEC on November 14, 2025, AllianceBernstein L.P. no longer beneficially own more than 5% of our Class A ordinary shares.
To our knowledge, and based on Section 13 filings with the SEC, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there have been no other significant changes in the percentage ownership held by any major shareholder during the past three years.

Holders
As of December 31, 2025, we had 7 shareholders of record. We estimate that as of December 31, 2025, approximately 96% of our outstanding Class A ordinary shares are held by 2 US record holders. This estimation takes into account that any Class A ordinary shares held by the executive officers shown in the table above are not held by a US holder. Since some of the shares are held by nominees, the number of shareholders may further not be representative of the number of beneficial owners.

B. Related Party Transactions

The following is a description of certain related party transactions we have entered into since January 1, 2023 with any of our executive officers, directors or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under "Item 6. Directors and Senior Management.”

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

Employment Agreements
In connection with the completion of our public offering in 2021, we entered into employment agreements with certain of our executive officers. Each of these agreements provide for a base salary and annual performance cash bonus opportunity (with target and maximum bonus opportunities), as well as participation in certain pension and long-term equity incentive plans and certain other benefits. These agreements generally require 12 months advance notice of termination. The employment agreements also provide for covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination of employment. We will be required to pay our executive officers compensation for their covenant not to compete with us following termination of employment.
In connection with the departure of (now former) Co-CEO Marc Maurer, the Company entered into a termination agreement under which the parties agreed to terminate his employment agreement effective March 31, 2026. Pursuant to this agreement, the one-year post-termination non-compete covenant was waived. Consequently, no compensation is required to be paid in consideration for this covenant.

Indemnification Agreements
We have entered into indemnification agreements with our executive officers and directors. The indemnification agreements and our amended and restated articles of association require us to indemnify our executive officers and directors to the fullest extent permitted by law.

Shareholders’ Agreement
We have entered into a shareholders’ agreement with our extended founder team1 in connection with our IPO in 2021. Pursuant to the terms of the shareholders’ agreement, the members of our extended founder team have agreed to vote together on those matters that will be put for a vote in our shareholders’ meetings. In particular, if with regard to a specific matter at least 50% or more of the extended founder team and the simple majority of the voting rights of the extended founder team represented at the meeting of the extended founder team resolve to vote in a specific manner, each member of the extended founder team would be required to vote at the shareholders’ meeting on such matter accordingly. If at the meeting of the extended founder team no such quorum is reached, the extended founder team would be required to vote (i) for the motions of the board of directors of the Company at the shareholders’ meeting as set forth in the invitation to such meeting, or (ii) if a motion is requested by a shareholder, according to the recommendations of the board of directors (except for elections to the board of directors, as to which the extended founder team may vote individually).
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

1 Up until March 31, 2025, our extended founder team included Marc Maurer, former co-CEO.

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
Following his departure from an active role at the Company, Marc Maurer ceased to be a party to the shareholders’ agreement following the Company's 2025 Annual General Shareholder's Meeting on May 22, 2025 ("2025 AGM"). A portion of his Class B shares were acquired by the other members of the extended founder team, and the remaining portion was converted into Class A ordinary shares following approval by shareholders at the 2025 AGM.

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

C. Markets
See “Item 9.A Offer and Listing Details.”

D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital
As of December 31, 2025, we have a share capital of CHF 34.1 million, divided in 306,847,124 authorized Class A ordinary shares, CHF 0.10 par value, of which 296,873,353 are outstanding, and 341,241,680 authorized and outstanding Class B voting rights shares, CHF 0.01 par value. The Company is registered in the commercial register of the canton of Zurich.

B. Memorandum and Articles of Association
When we refer to our articles of association in this Annual Report, we refer to our amended and restated articles of association filed as Exhibit 1.1 to this Annual Report.

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

In addition, shareholders holding in the aggregate at least 5% of our nominal share capital or of our voting rights have the right to inspect at any time company ledgers and files. Furthermore, our board of directors is required to grant the inspection request within four months after receipt of such request. Denial of the request needs to be justified in writing.

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
Furthermore, under the CO, our shareholders, by a resolution passed by two-thirds of the voting rights represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may:
•authorize our board of directors to issue shares of a specific aggregate par value up to a maximum of 50% of the existing share capital registered in the Commercial Register in the form of conditional share capital (bedingtes Aktienkapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or to our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); and/or
•create a capital band (Kapitalband) authorizing our board of directors at any time within 5 (five) years to increase or decrease the share capital of the Company by a maximum amount of 50% of the existing the share capital registered in the Commercial Register. As of January 1, 2023, the capital band has replaced the authorized share capital (genehmigtes Aktienkapital), which has been abolished. Existing authorized share capital may remain in place until it expires but it may no longer be renewed and no new authorized share capital may be created.

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
•determining interim dividends and approving the interim financial statements required;
•passing resolutions on the repayment of the statutory capital reserve (gesetzliche Kapitalreserve);
•resolving to delist the Company's equity securities;
•approving the aggregate amount of compensation for the members of the board of directors, the executive committee and the advisory board;
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
•a consolidation of shares, unless the consent of all the shareholders concerned is required;
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

Differences in the law
The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to US corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Obligationenrecht) applicable to our Company and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, refer to the Delaware General Corporation Law, Swiss law, and our governing articles of association, organizational regulations, and committee charters.

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
Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of their duties and claim the payment of the company’s losses or damages to the corporation and, in some cases, to the individual shareholder. Likewise, an appraisal lawsuit won by a shareholder may indirectly compensate all shareholders. Only to the extent that US. laws and regulations provide a basis for liability and US courts have jurisdiction, a class action may be available.
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
Pursuant to the Swiss Code of Obligations, the general meeting of shareholders has the non-transferable right, amongst others, to vote separately and bindingly on the aggregate amount of compensation of the members of the board of directors, of the executive board and of the advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible. Classified boards are permitted.

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

Indemnification of directors and executive officers and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors or officers of the corporation for monetary damages for breach of a fiduciary duty as a director or officer, except no provision in the certificate of incorporation may eliminate or limit the liability of:

•a director or officer for any breach of a director’s or officer’s duty of loyalty to the corporation or its shareholders;

•a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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

•compilation of the annual report, preparation for the general meeting of the shareholders, the compensation report and implementation of its resolutions; and

•filing of a moratorium request and notifying the court in the event that the company is over-indebted.

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
At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. No resolution may be taken on proposals relating to the agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

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

Swiss corporations are permitted to pay interim dividends out of the current business year’s profits, provided that an interim audited stand-alone statutory balance sheet is drawn-up in addition to the general dividend requirements.

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

E. Taxation
The following summary contains a description of certain Swiss and US federal income tax consequences of the acquisition, ownership and disposition of Class A ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A ordinary shares. The summary is based upon the tax laws of Switzerland and regulations thereunder and upon the tax laws of the US and regulations thereunder as of the date hereof, which are subject to change.

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
Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. Domestic Commercial Shareholders who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if the criteria listed in the law apply. For cantonal and communal income tax purposes, the regulations on participation relief are broadly similar, depending on the canton of residency.
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
In addition to financial account data, Switzerland has implemented the automatic exchange of information regarding the OECD/G20 Global Minimum Tax (Pillar 2). Following the approval of the Multilateral Competent Authority Agreement on the Exchange of GloBE Information Returns (“GIR MCAA”), the Federal Council amended the Minimum Tax Ordinance effective January 1, 2026. Under this framework, Switzerland will automatically exchange GloBE Information Returns (“GIR”) containing data on the effective tax rate and top-up tax calculations of in-scope multinational enterprise groups with partner jurisdictions.

Swiss Facilitation of the Implementation of the US Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the US to facilitate the implementation of US Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by US persons with Swiss financial institutions are disclosed to the US tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the US and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the US on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the US tax authorities.

US Tax Considerations
The following section describes the material US federal income tax consequences to US Holders, as defined below, of owning and disposing of Class A ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire Class A ordinary shares.
This section applies only to a US Holder that holds Class A ordinary shares as capital assets for US federal income tax purposes. This section does not include a description of the state, local or non-US tax consequences that may be relevant to US Holders, nor does it address US federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the US federal income tax consequences that may be relevant in light of the US Holder’s particular circumstances, including alternative minimum tax consequences, rules conforming the timing of income accruals with respect to the Class A ordinary shares to financial statements under Section 451(b) of the Code, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to US Holders subject to special rules, such as:
•certain financial institutions;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding Class A ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A ordinary shares;
•persons whose functional currency for US federal income tax purposes is not the USD;
•entities classified as partnerships or S corporations for US federal income tax purposes;
•persons who acquire our Class A ordinary shares through the exercise of an option or otherwise as compensation;
•tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
•real estate investment trusts or regulated investment companies;
•former US citizens or long-term residents of the US;
•persons that own or are deemed to own 10% or more of our shares (by vote or value); or
•persons holding Class A ordinary shares in connection with a trade or business conducted outside of the US or in connection with a permanent establishment or other fixed place of business outside of the US.
If an entity or arrangement that is classified as a partnership for US federal income tax purposes holds Class A ordinary shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares and partners in such partnerships should consult their tax advisers as to the particular US federal income tax consequences of owning and disposing of the Class A ordinary shares.
This section is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the Switzerland and the US, or the “Treaty”, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to US Holders described in this section. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this section.
A “US Holder” is a holder who, for US federal income tax purposes, is a beneficial owner Class A ordinary shares, who is eligible for the benefits of the Treaty and who is:
•a citizen or individual resident of the US;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the US, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to US federal income taxation regardless of its source.
US Holders should consult their tax advisers concerning the US federal, state, local and non-US tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

Taxation of Distributions
We do not currently expect to make distributions on our Class A ordinary shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on Class A ordinary shares, other than certain pro rata distributions of Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under US federal income tax principles), such excess amount will be treated first as a tax-free return of a US Holder’s tax basis in the Class A ordinary shares, and then, to the extent such excess amount exceeds such holder’s tax basis in the Class A ordinary shares, as capital gain. However, we currently do not, and we do not intend to calculate our earnings and profits under US federal income tax principles. Therefore, a US Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Subject to certain holding-period requirements and the passive foreign investment company rules described below, for so long as our Class A ordinary shares are listed on the NYSE or another established securities market in the US or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate US Holders will generally be eligible for taxation as “qualified dividend income,” which, subject to applicable limitations, is taxable at rates not in excess of the long-term capital gain rate applicable to such US Holders. US Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.
The amount of a dividend will include any amounts withheld by us or an applicable withholding agent in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to US Holders and will not be eligible for the dividends-received deduction available to US corporations under the Code. Dividends will be included in a US Holder’s income on the date of the US Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss francs will be the USD amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into USD at that time. A US Holder may have foreign currency gain or loss if the dividend is converted into USD after the date of receipt.
Subject to applicable limitations, some of which vary depending upon the US Holder’s particular circumstances, Swiss income taxes withheld from dividends on Class A ordinary shares (at a rate not exceeding the rate provided by the Treaty, in the case of a US Holder eligible for a reduced rate under the Treaty) will be creditable against the US Holder’s US federal income tax liability. The rules governing foreign tax credits are complex and US Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, US Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under US law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Class A ordinary shares
Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of Class A ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the US Holder held the Class A ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the US Holder’s tax basis in the Class A ordinary shares disposed of and the amount realized on the disposition, in each case as determined in USD. This gain or loss will generally be US-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. US Holders should consult their tax advisers regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

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
Based on the market price of our Class A ordinary shares during 2024 and the composition of our income and assets, including goodwill, we believe that we were not a PFIC for our 2024 taxable year. Even if we have determined that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. The determination of whether we are a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear, and whether we were a PFIC in 2024 is uncertain in several respects. Moreover, our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A ordinary shares, which may fluctuate substantially over time). Accordingly, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any year during which a US Holder holds Class A ordinary shares, we would continue to be treated as a PFIC with respect to that US Holder for all succeeding years during which the US Holder holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the US Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its Class A ordinary shares. If the deemed sale election is made, the US Holder will be deemed to sell the Class A ordinary shares it holds at their fair market value on the “qualification date,” which may result in recognition of gain (but not loss) without the receipt of any corresponding cash. If the deemed dividend election is made, the US Holder must include in income its pro rata share of our post-1986 earnings and profits attributable to the Class A ordinary shares held on the “qualification date” without the receipt of any corresponding cash. After the deemed sale or deemed dividend election, the US Holder’s Class A ordinary shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a US Holder holds Class A ordinary shares and one of our subsidiaries or other entity in which we held a direct or indirect equity interest is also a PFIC (i.e., a Lower-tier PFIC), such US Holder would be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC and would be subject to US federal income tax under the PFIC excess distribution regime on certain distributions by the Lower-tier PFIC and on gain from the disposition of shares of the Lower-tier PFIC, even though such US Holder would not receive the proceeds of those distributions or dispositions. In addition, any mark-to-market election (as described below) made for Class A ordinary share will not apply to shares of the Lower-tier PFIC. US Holders should consult their tax advisers regarding the application of the PFIC rules to our non-US subsidiaries.
If we were a PFIC for any taxable year during which a US Holder held Class A ordinary shares (assuming such US Holder has not made a timely mark-to-market or QEF Election, as described below), gain recognized by a US Holder on a sale or other disposition (including certain pledges) of the Class A ordinary shares would be allocated ratably over the US Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a US Holder on its Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the US Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.
A US Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its Class A ordinary shares, provided that the Class A ordinary shares are “marketable.” Our Class A ordinary shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a US Holder makes the mark-to-market election, it will recognize as ordinary income any excess of the fair market value of the Class A ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a US Holder makes the election, the US Holder’s tax basis in the Class A ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).
In addition, in order to avoid the application of the foregoing rules, a US person that owns shares in a PFIC for US federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a US person makes a QEF Election with respect to a PFIC, the US person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for US Holders to make QEF Elections.
In addition, if we were a PFIC or, with respect to a particular US Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.
If a US Holder owns Class A ordinary shares during any year in which we are a PFIC or in which we hold a direct or indirect equity interest is a Lower-tier PFIC, the US Holder generally must file annual reports, containing such information as the US Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the US Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

US Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the US or through certain US-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the US Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Reporting with Respect to Foreign Financial Assets
Certain US Holders who are individuals and certain entities may be required to report information relating to an interest in our Class A ordinary shares by filing a Form 8938 with their US federal income tax return, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain US financial institutions). Failure to file a Form 8938 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant US tax return. US Holders should consult their tax advisers regarding this reporting requirement.

F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.

H. Documents on Display
We are required to file or furnish reports and other information with the SEC under the Exchange Act and regulations under that act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements, and our officers, directors and principal shareholders are exempt from short swing profit recovery provisions contained in Section 16 of the Exchange Act.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
During 2025, we have increased the number of authorized Class A and Class B ordinary shares, as reflected in our amended and restated memorandum and articles of association. When we refer to our articles of association in this Annual Report, we refer to our amended and restated articles of association filed as Exhibit 1.1 to this Annual Report. See Item 10, “A. Share Capital” for additional information.

ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on such evaluation the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

(b) Management's Annual Report on Internal Controls Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Company’s Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c) Attestation Report of the Registered Independent Public Accounting Firm
Refer to the report of PricewaterhouseCoopers AG, Switzerland, an independent registered public accounting firm, see “Item 18. Financial Statements—Report of independent registered public accounting firm.”

(d) Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under Exchange Act) that occurred during the fiscal year ended December 31, 2025 covered by this Annual Report that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Audit Committee
Our board of directors has determined that Dennis Durkin, Laura Miele and Alex Pérez are all considered an “audit committee financial expert” as such term is defined in the rules of the SEC. Our board of directors has also determined that Dennis Durkin, Laura Miele and Alex Pérez satisfy the “independence” requirements set forth in Rule 10A-3 of the Exchange Act and NYSE listing standards. We have a fully independent audit committee.
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
In November 2025, we amended our Code of Conduct to, among other things: enhance specific reporting procedures; expand the external communications guidelines and policy; and enhance details on obligations and accountability.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the year ended December 31, 2025 and 2024, PricewaterhouseCoopers AG (PwC) was the Company's auditor for the IFRS Accounting Standards and statutory accounts.
The following table sets forth the amount of fees, by type of service category, charged by PwC to our Company during fiscal 2025 and fiscal 2024.

	Fiscal year ended December 31,
(CHF in millions)	2025	2024

Audit fees(1)	2.1	1.5
Audit-related fees(2)	—	—
Tax fees(3)	0.4	0.1
All other fees(4)	—	—
Total	2.6	1.6

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

Audit Committee Pre-Approval Policies and Procedures
In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the SEC, our audit committee reviews and pre-approves all audit services and permissible non-audit services provided to us that are performed by PwC. All of the services related to our Company provided by PwC listed above have been pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2025, no purchases of our equity securities were made by or on behalf of On Holding AG or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G. CORPORATE GOVERNANCE
Corporate Governance Practices
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for US companies. Accordingly, we follow Swiss corporate governance rules in lieu of certain of the corporate governance requirements of the NYSE. The significant differences between our Swiss corporate governance rules and the corporate governance requirements of the NYSE are set forth below:
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Our board of directors has adopted an Insider Trading Policy which governs the purchase, sale, and/or other dispositions of our securities by our directors, officers, other key employees, and covered persons which we believe is reasonably designed to ensure compliance with applicable insider trading rules, regulations, and listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

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
We engaged an independent, third-party certified audit firm to perform a comprehensive cybersecurity assessment based on the National Institute of Standards and Technology cybersecurity framework. We continuously perform independent IT security assessments of our key IT assets including web application and network infrastructure. The Company also performs continuous bug bounty programs focused on identifying and rectifying vulnerabilities on our key applications and has a centralized identity and provisioning management system. We are regularly conducting phishing simulations across our employees to provide “experiential learning” on how to recognize phishing attempt. We also manage employee devices through a centralized Mobile Device Management ("MDM"), allowing us to enforce policies within our network. MDM solutions also allow the Company to remotely configure settings, deploy apps, enforce security protocols, and monitor device usage. Employee devices are also protected against malicious activities and threats through the deployment of an automated and behavior-based Endpoint Detection and Response ("EDR"). Additionally, our engineering teams leverage advanced security tools to identify and address potential security issues during the build and deployment process. We maintain a dedicated Security Operations Center ('SOC') that provides continuous, 24/7 monitoring and response capabilities. The SOC is designed to identify and mitigate potential threats through proactive vulnerability management and the ongoing assessment of the cybersecurity threat landscape to prevent unauthorized access to our systems and data. On also maintain engagements with third-party cybersecurity experts to ensure immediate access to forensic and technical support for the remediation of significant security incidents.
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
On's CTO is responsible for the assessment and management of material risks from cybersecurity threats, sits on the Company's senior leadership board and reports directly to On's CEO and CFO. The Company's information security function, which reports directly to our CTO, performs ongoing assessments to identify and mitigate cybersecurity threats. Our information security function has the required expertise with cybersecurity, as demonstrated by prior work experience, possession of a cybersecurity certification or degree, or other cybersecurity experience. The CTO and information security function also monitor the prevention, detection, and remediation of cybersecurity incidents and work closely with the Company's ERM team to ensure a consistent risk management process. This includes periodic reporting to the extended founder team, board of directors, and to the Company's group reporting team when any cybersecurity incidents identified are deemed material.

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

ITEM 19. EXHIBITS

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Amended and Restated Articles of Association of On Holding AG**
2.1	Description of Securities**
4.1	Shareholders’ Agreement by and among On Holding AG and the extended founder team of On Holding AG*	Form F-1/A	333-258998	10.1	September 7, 2021
4.2	On Holding AG Long Term Incentive Plan 2020-2023*	Form F-1	333-258998	10.2	August 23, 2021
4.3	Amendment 2021 to the Long Term Incentive Plan 2020-2023*	Form F-1	333-258998	10.3	August 23, 2021
4.4	Second Amendment 2021 to the On Holding AG Long Term Incentive Plan 2018*	Form F-1	333-258998	10.7	August 23, 2021
4.5	On Holding AG Level Two Participation Plan*	Form F-1	333-258998	10.8	August 23, 2021
4.6	Amendment 2021 to Level Two Participation Plan*	Form F-1	333-258998	10.9	August 23, 2021
4.7	Second Amendment 2021 to Level Two Participation Plan*	Form F-1	333-258998	10.10	August 23, 2021
4.8	Form of On Holding AG Long Term Incentive Plan 2021*	Form F-1/A	333-258998	10.14	September 7, 2021
4.9	On Holding AG Founders’ Grants Plan*	Form F-1	333-258998	10.15	August 23, 2021
4.10	On Holding AG Tax Recognition Grants Plan*	Form S-8	333-268853	99.1	December 16, 2022
4.11	Form of Indemnification Agreement*	Form F-1	333-258998	10.16	August 23, 2021
4.12	Amendment 2023 to On Holding AG Long Term Incentive Plan 2021*	Form 20-F	001-40795	4.18	March 21, 2023

4.13	Credit Facility Agreement, dated as of July 7, 2023, by and among On Holding AG, as guarantor, On AG, as borrower and guarantor, and On Inc., as guarantor, and UBS Switzerland AG, as lead arranger, bookrunner, agent, security agent and lender, and the other lenders party thereto*	Form 20-F	001-40795	4.13	March 4, 2024
4.14	Amendment 2025 to On Holding AG Long Term Incentive Plan 2021**
8.1	List of subsidiaries**
12.1	Certification of Martin Hoffman, Chief Executive Officer and Chief Financial Officer of On Holding AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
13.1	Certification of Chief Executive Officer and Chief Financial Officer of On Holding AG Pursuant to Section 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of PricewaterhouseCoopers AG**
19.1	Insider Trading Policy*	Form 20-F	001-40795	19.1	March 4, 2024
97.1	On Holding AG Financial Statement Compensation Recoupment Policy*	Form 20-F	001-40795	97.1	March 4, 2024

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Incorporated by reference
**    Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

On Holding AG

Dated: March 3, 2026

By: /s/ Martin Hoffmann
Name: Martin Hoffmann
Chief Executive Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of On Holding AG

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of On Holding AG and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Accounting for lease contracts

As described in Note 3.4 to the consolidated financial statements, the Company’s right-of-use assets balance was CHF 494.1 million (net) and lease liabilities amounting CHF 521.5 million as of December 31, 2025. Management uses judgement to determine the lease term for some lease contracts which include extension options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term which significantly affects the amount of right-of-use assets and lease liabilities recognized. A reassessment only happens when a significant event or change in circumstance occurs that is within the control of the Company and affects whether it is reasonably certain to exercise an option.

The principal considerations for our determination that performing procedures relating to accounting for lease contracts is a critical audit matter are (i) the significant judgment by management in developing the lease term when extension options are present and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating management’s assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s analyses over the accounting for lease contracts, including controls over the determination of the lease term. These procedures also included, among others, obtaining lease contracts including extension options and evaluating the reasonableness of the lease term. Evaluating the reasonableness of the lease term included assessing whether the extension options were reasonably certain to be exercised considering management’s historical past practices, long-term plans and economic incentives and market-based factors.

/s/ PricewaterhouseCoopers AG
Zurich, Switzerland

March 3, 2026
We have served as the Company's auditor since 2013.

Consolidated statements of income

		Year ended December 31,
(CHF in millions)	Notes	2025	2024	2023

Net sales	2.1	3,014.0	2,318.3	1,792.1
Cost of sales		(1,120.3)	(912.6)	(724.8)
Gross profit		1,893.6	1,405.7	1,067.2
Selling, general and administrative expenses	2.3	(1,516.6)	(1,194.2)	(887.0)
Operating result		377.0	211.6	180.2
Financial income	4.4	30.9	23.5	11.5
Financial expenses	4.4	(29.6)	(23.1)	(11.3)
Foreign exchange gain / (loss)	4.4	(173.2)	67.7	(111.4)
Income before taxes		205.2	279.6	69.1
Income tax benefit / (expense)	6.4	(1.5)	(37.4)	10.5
Net income		203.7	242.3	79.6
Earnings per share	4.6
Basic EPS Class A (CHF)		0.62	0.75	0.25
Basic EPS Class B (CHF)		0.06	0.07	0.02

Diluted EPS Class A (CHF)		0.61	0.74	0.25
Diluted EPS Class B (CHF)		0.06	0.07	0.02

Consolidated statements of comprehensive income

		Year ended December 31,
(CHF in millions)	Notes	2025	2024	2023

Net income		203.7	242.3	79.6
Net actuarial result from defined benefit plans	6.2	7.2	(1.2)	(3.4)
Taxes on net actuarial result from defined benefit plans	6.4	(1.4)	0.2	0.7
Items that will not be reclassified to income statement		5.8	(1.0)	(2.7)
Foreign currency translation effect		(54.9)	6.9	(7.0)
Taxes on foreign currency translation effect		6.5	(0.1)	—
Items that will be reclassified to income statement when specific conditions are met		(48.4)	6.8	(7.0)
Other comprehensive income / (loss), net of tax		(42.6)	5.8	(9.7)
Total comprehensive income		161.1	248.0	69.8

Consolidated balance sheets

(CHF in millions)	Notes	12/31/2025	12/31/2024

Cash and cash equivalents	4.1	1,019.9	924.3
Trade receivables	3.1	305.4	246.1
Inventories	3.2	419.8	419.2
Other current financial assets	4.2	59.2	56.4
Other current operating assets	3.6	158.2	113.7

Current assets		1,962.4	1,759.7

Property, plant and equipment	3.3	148.8	127.2
Right-of-use assets	3.4	494.1	323.6
Intangible assets	3.5	54.2	58.3
Deferred tax assets	6.4	175.9	107.8

Non-current assets		873.0	617.0

Assets		2,835.4	2,376.7

Trade payables		154.8	166.5
Current lease liabilities	3.4	81.2	59.1
Other current financial liabilities	4.3	56.7	51.3
Other current operating liabilities	3.6	355.4	299.3
Current provisions	6.3	13.0	21.7
Income tax liabilities		63.2	62.5

Current liabilities		724.4	660.4

Employee benefit obligations	6.2	5.5	8.6
Non-current provisions	6.3	20.7	14.9
Non-current lease liabilities	3.4	440.3	288.5
Other non-current financial liabilities	4.3	2.8	1.7
Deferred tax liabilities	6.4	9.3	10.8

Non-current liabilities		478.6	324.5

Share capital	4.5	34.1	33.7
Treasury shares	4.5	(26.7)	(26.8)
Capital reserves	4.7	1,289.0	1,210.0
Other reserves	4.7	(46.6)	(4.0)
Retained earnings		382.6	178.9

Equity		1,632.4	1,391.8

Equity and liabilities		2,835.4	2,376.7

Consolidated statements of cash flows

		Year ended December 31,
(CHF in millions)	Notes	2025	2024	2023

Net income		203.7	242.3	79.6
Adjustments for:
Share-based compensation	6.1	66.6	57.5	27.3
Employee benefit expenses	6.2	4.0	5.2	(7.5)
Depreciation and amortization	3.3,3.4,3.5	127.4	104.6	64.9
Loss on disposal of assets and impairment	3.3,3.4	3.7	0.7	0.6
Interest income and expenses		(8.5)	(7.2)	(4.5)
Net exchange differences		165.6	(70.9)	102.9
Income taxes	6.4	1.5	37.4	(10.5)
Change in working capital		(187.7)	46.1	(101.2)
Trade receivables		(96.1)	(30.1)	(46.9)
Inventories		(82.4)	(27.8)	(10.0)
Trade payables		(9.2)	104.0	(44.3)
Change in other current assets / liabilities	3.6	25.0	95.7	93.4
Change in provisions	6.3	(7.8)	18.0	4.8
Interest received		30.1	22.5	11.0
Income taxes paid		(64.0)	(41.2)	(28.6)
Cash inflow from operating activities		359.5	510.6	232.1

Purchase of property, plant and equipment	3.3	(72.9)	(60.5)	(42.8)
Proceeds from disposal of tangible assets		—	0.1	—
Purchase of intangible assets	3.5	(5.7)	(4.5)	(4.4)
Cash (outflow) from investing activities		(78.6)	(64.9)	(47.1)

Payments of lease liabilities	3.4	(69.9)	(51.3)	(25.5)
Proceeds from issuance of shares	4.5	4.3	0.2	—
Proceeds on sale of treasury shares related to share-based compensation	4.5	8.6	10.9	10.1
Interest paid	4.4	(21.5)	(15.3)	(6.5)
Cash (outflow) from financing activities		(78.5)	(55.4)	(21.8)

Change in net cash and cash equivalents	4.1	202.2	390.4	163.2
Net cash and cash equivalents as of January 1		924.3	494.6	371.0
Net impact of foreign exchange rate differences		(106.7)	39.4	(39.6)
Net cash and cash equivalents as of December 31		1,019.9	924.3	494.6

Consolidated statements of changes in equity

(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings / (losses)	Total equity

Balance as of January 1, 2023	33.5	(26.1)	1,105.1	—	(142.9)	969.5

Net income	—	—	—	—	79.6	79.6
Other comprehensive loss	—	—	—	(9.7)	—	(9.7)
Comprehensive income / (loss) 2023	—	—	—	(9.7)	79.6	69.8

Tax impact on equity transaction costs	—	—	(1.9)	—	—	(1.9)
Share-based compensation	—	—	27.3	—	—	27.3
Purchase of treasury shares	—	(0.8)	—	—	—	(0.8)
Sale of treasury shares	—	0.2	10.4	—	—	10.7
Balance as of December 31, 2023	33.5	(26.7)	1,140.8	(9.8)	(63.3)	1,074.5

Net income	—	—	—	—	242.3	242.3
Other comprehensive income	—	—	—	5.8	—	5.8
Comprehensive income 2024	—	—	—	5.8	242.3	248.0

Capital increase	0.2	—	—	—	—	0.2
Share-based compensation	—	—	57.5	—	—	57.5
Purchase of treasury shares	—	(0.4)	—	—	—	(0.4)
Sale of treasury shares	—	0.3	11.7	—	—	11.9
Balance as of December 31, 2024	33.7	(26.8)	1,210.0	(4.0)	178.9	1,391.8

Net income	—	—	—	—	203.7	203.7
Other comprehensive loss	—	—	—	(42.6)	—	(42.6)
Comprehensive income / (loss) 2025	—	—	—	(42.6)	203.7	161.1

Capital increase	0.4	—	3.8	—	—	4.2
Share-based compensation	—	—	66.6	—	—	66.6
Purchase of treasury shares	—	(0.2)	—	—	—	(0.2)
Sale of treasury shares	—	0.3	8.5	—	—	8.8
Balance as of December 31, 2025	34.1	(26.7)	1,289.0	(46.6)	382.6	1,632.4

Notes to the consolidated financial statements
1 Basis for preparation

1.1 Corporate information
On Holding AG and its consolidated subsidiaries (together "On" or the "Company") is engaged in developing and distributing innovative premium performance sports products. On sells products worldwide through our Wholesale ("WHS") sales channel and our Direct-to-Consumer ("DTC") sales channel (i.e., On's e-commerce platform and On's owned and operated retail stores).
On is a publicly traded company on the New York Stock Exchange, trading under the ticker symbol "NYSE: ONON."
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
The financial statements for the year ended December 31, 2025, were authorized for issuance by the board of directors of the Company on March 3, 2026.

1.2 About the financials
The financial statements of On:
•have been prepared in accordance with IFRS Accounting Standards,
•include the values of On Holding AG and its domestic and foreign subsidiaries as of December 31, 2025, over which On Holding AG exercised direct or indirect control,
•present fiscal years which correspond to the calendar year,
•present note disclosures related to the consolidated balance sheets as of December 31 and consolidated statements of income, comprehensive income, cash flows, and changes in equity for the respective year,
•are published in Swiss Francs (CHF), the presentation currency of On Holding AG, rounded to millions, unless otherwise stated,
•contain certain numerical figures shown as totals in some tables that may not be an arithmetic aggregation of the figures that preceded them due to rounding,
•with respect to financial information, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero,
•include prior year comparative amounts that have been reclassified to conform with current year presentation, none of which had any impact on the Company's results of operations, financial condition, or any other financial statement,
•use the historical cost convention except for items that are required to be accounted for at fair value, and
•present the applicable accounting policy within the respective note disclosures.

1.3 Oniverse

		Equity interest
Entity	Domicile	12/31/2025	12/31/2024
On Holding AG	Zurich, CH
On AG	Zurich, CH	100%	100%
On Brazil Ltda.	Sao Paulo, BR	100%	100%
On Cloud Service GmbH	Berlin, DE	100%	100%
On Clouds GmbH	Zurich, CH	100%	100%
On Clouds Inc.	Delaware, USA	100%	100%
On Europe AG	Zurich, CH	100%	100%
On Experience 1-22, LLC(1)	Delaware, USA(1)	100%	100%
On Hong Kong Ltd.	Hong Kong, SAR of CN	100%	100%
On Inc.	Oregon, USA	100%	100%
On Italy S.r.l.	Milan, IT	100%	100%
On Japan K.K.	Yokohama, JP	100%	100%
On Korea Ltd.	Seoul, Korea	100%	100%
On Oceania Pty Ltd.	Melbourne, AU	100%	100%
On Running Canada Inc.	Vancouver, CA	100%	100%
On Running Kenya Limited	Nairobi, KE	100%	—%
On Running Sports Products (Shanghai) Company Ltd.	Shanghai, CN	100%	100%
On Running UK Ltd.	London, UK	100%	100%
On Services UK Ltd.	London, UK	100%	100%
On Vietnam Co. Ltd.	Ho Chi Minh City, VN	100%	100%
PT OnRunning Services Indonesia	Jakarta, ID	100%	—%
Brunner Mettler GmbH	Zurich, CH	100%	100%
(1) On Experience 1-22, LLC consists of twenty-two entities (retail stores). They are all 100% owned as of December 31, 2025 and are all 100%
owned as of December 31, 2024, excluding On Experience 13-22, LLC entities, which were established during fiscal year 2025 and therefore did not exist as of December 31, 2024.

Accounting policies
“Oniverse” represents the legal group structure of On. Entities are fully consolidated from the date in which control is transferred to On Holding AG, the parent company of the group. Control is achieved when On is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

For the consolidated entities, all assets, liabilities, income, and expenses are included in the financial statements. All intercompany balances and transactions (including unrealized profits on inventories) are fully eliminated in the process of consolidation.

1.4 New and amended standards and interpretations
On has adopted the following amendment for fiscal year 2025. The amendment did not have a material impact on the consolidated financial statements.

Description	Standard Reference	IASB Effective Date

The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	Amendments to IAS 21	January 1, 2025
On has not applied any of the following new and revised IFRS Accounting Standards that have been issued by the IASB but are not yet effective:

Description	Standard Reference	IASB Effective Date

Contracts Referencing Nature-dependent Electricity	Amendments to IFRS 8 and IFRS 7	January 1, 2026
Amendments to the Classification and Measurement of Financial Instruments	Amendments to IFRS 9 and IFRS 7	January 1, 2026
Presentation and Disclosure in Financial Statements	IFRS 18	January 1, 2027
Amendments for translating financial information into hyperinflationary currencies	Amendments to IAS 21	January 1, 2027

On does not expect that the adoption of the new and revised standards listed above, excluding IFRS 18, will have a material impact on the financial statement and disclosures of On in the current or future reporting periods.

IFRS 18 – Presentation and Disclosures in Financial Statements that will replace International Accounting Standards ("IAS") 1 – Presentation of Financial Statements from its effective date, was issued on April 9, 2024, by the IASB. IFRS 18 introduces new requirements for information presented in the primary financial statements and disclosed in the notes. The accounting standard introduces three new defined categories for income and expenses - operating, investing and financing, and requires all companies to provide certain new defined subtotals. IFRS 18 also requires companies to disclose explanations of company-specific measures that are related to the income statement, referred to as management-defined performance measures. Moreover, the accounting standard sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires companies to provide more transparency about operating expenses. IFRS 18 will be retroactively effective for annual reporting periods beginning on or after January 1, 2027, but early adoption is permitted.
The Company’s preliminary assessment of IFRS 18 impacts indicates that certain income and expense amounts are expected to be reclassified within the consolidated statements of income. For example, portions of foreign exchange gain / (loss) will move from non-operating to operating income and expense. These expected presentation changes will not affect reported net income. The consolidated statements of cash flows presentation will change. It will start with operating income instead of net income, and certain cash flows are expected to be reclassified among the operating, investing, and financing activities categories. For example, interest received is expected to be reclassified from operating activities to investing activities. These presentation changes will not affect the net change in cash and cash equivalents reported for the period. On is currently finalizing its assessment of the impact of adopting IFRS 18, which will be effective January 1, 2027.

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
•6.1 Share-based compensation
•6.2 Employee benefit obligations
•6.4 Income taxes

2 Operational performance

2.1 Net sales
Net sales by sales channels:

	Year ended December 31,
(CHF in millions)	2025	2024	2023

Wholesale	1,753.4	1,375.5	1,120.3
Direct-to-Consumer	1,260.5	942.8	671.8
Net sales	3,014.0	2,318.3	1,792.1

Net sales by product groups:

	Year ended December 31,
(CHF in millions)	2025	2024	2023

Shoes	2,804.4	2,199.6	1,711.4
Apparel	169.9	101.0	68.9
Accessories	39.6	17.7	11.8
Net sales	3,014.0	2,318.3	1,792.1

On generates net sales primarily from the sale of premium performance shoes, apparel, and accessories through its WHS and DTC sales channels. The WHS sales channel involves larger volumetric sales to wholesale partners (e.g., large retailers or retail associations) and international distributors (i.e. in markets where On does not have local sales teams) with the intention of re-selling the products. The DTC sales channel includes sales to end customers directly through On’s e-commerce platform and retail stores.

Net sales by geographic regions (based on location of customers):

	Year ended December 31,
(CHF in millions)	2025	2024	2023

Americas	1,740.1	1,480.3	1,162.2
thereof the United States	1,550.5	1,367.7	1,082.1
Europe, Middle East and Africa	762.7	577.8	488.7
thereof Switzerland	39.3	38.7	46.0
Asia-Pacific	511.1	260.2	141.1
Net sales	3,014.0	2,318.3	1,792.1

The revenue generated from the largest single customer represents 11.0% of total net sales for the year-ended December 31, 2025, with no other customers individually accounting for more than 10% of total net sales. For the year-ended December 31, 2024 and 2023, no single customer accounted for more than 10% of total net sales. For details on assets and liabilities related to contracts with customers, refer to note 3.1 Trade receivables and note 3.6 Other current operating assets and liabilities, respectively. Trade receivables as shown in the consolidated balance sheets relate to the sale of the Company`s products.

Accounting policies
Revenue is measured based on the total consideration On expects to be entitled in exchange for transferring promised products and excludes amounts collected on behalf of third parties. Consideration promised is variable due to anticipated reductions from sales returns, discounts and volume rebates. While limited judgments and estimates are required for discounts and volume rebates, as the reduction in revenue is largely known by year end, relevant judgments and estimates are required for sales returns as referenced below.

On sells innovative premium performance products through its WHS and DTC sales channels.

Sales within the WHS sales channel
For sales of goods to the wholesale channel, revenue is recognized, and a receivable is established, when On transfers control of the product to the wholesale partner. Payment terms for wholesale transactions depend on the country of sale or agreement with the customer and payment is generally required within 30 to 90 days or less of the shipment to, or receipt by, the wholesale partner.

On has several consignment arrangements with wholesale partners whereby control of the goods is retained by On. For such arrangements, revenue is recognized when the goods have been sold by the wholesale partner to the final consumer.

Sales within the DTC sales channel
For sales of goods to end consumers and retail customers, revenue is recognized when control of the goods has transferred, which is typically upon delivery for e-commerce customers or at the point the customer purchases the product at the retail store. Payment of the transaction price is due immediately at the point the customer purchases the goods.

Relevant judgments and accounting estimates

Estimation is required to determine the expected amount On will be entitled to receive in connection with anticipated sales returns. Estimates of sales returns are based on (1) accumulated historical experience within the respective geographical markets, and (2) specific identification of estimated sales returns not yet finalized with customers.

At the point when the control has transferred, a refund liability (other current financial liabilities) and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, On has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods (other current operating assets) and a corresponding adjustment to cost of sales.

Actual returns in any future period are inherently uncertain and thus may differ from estimates recorded. If actual or expected future returns significantly differ than the refund liability established, a corresponding adjustment to net sales and cost of sales is recorded in the period in which such determination was made.

2.2 Segment information
Operating segments are defined as components of an entity that engage in business activities from which they may earn revenues and incur expenses, whose operating results are reviewed regularly by the entity's chief operating decision maker ("CODM") to assess performance and make resource allocation decisions, and for which discrete financial information is available.
On’s CODM are the Executive Officers, which consist of the three Co-Founders and one individual currently serving as both the CEO and the CFO. The financial information is regularly reviewed by the CODM to assess performance, make resource allocation decisions, and set compensation targets, is based on financial information presented on a group consolidated basis, accompanied by disaggregated revenue.
On operates as single-brand consumer products business. This is primarily due to On’s business activities which focus on driving sales growth by increasing overall brand awareness and market share. The key operating expenditures related to cost of sales, distribution, selling, marketing and general and administrative expenses are either not differentiated across individual components, or are managed to benefit the entire On brand irrespective of the impact on the potential profitability of a particular component. These key operating expenditures are regularly reviewed by the CODM at the group consolidated level. Accordingly, On has determined that it has a single operating and reportable segment.
The following table reports the carrying amount of On’s non-current assets by geographic area:

(CHF in millions)	12/31/2025	12/31/2024

Europe, Middle East and Africa	319.6	273.7
thereof Switzerland	184.5	194.1
Americas	292.4	196.6
thereof the United States	289.4	195.1
Asia-Pacific	85.0	38.9
Non-current assets	697.1	509.2

2.3 Selling, general and administrative expenses

	Year ended December 31,
(CHF in millions)	2025	2024	2023

Distribution expenses	(322.9)	(288.3)	(239.5)
Selling expenses	(260.1)	(168.2)	(133.3)
Marketing expenses	(376.5)	(276.6)	(195.8)
Share-based compensation	(62.6)	(71.5)	(31.8)
General and administrative expenses	(494.5)	(389.5)	(286.6)
Selling, general and administrative expenses	(1,516.6)	(1,194.2)	(887.0)

The increase in selling expenses was primarily driven by additional expenses incurred as a result of our expanding retail footprint, primarily due to retail store-related personnel costs and depreciation. The increase was driven by higher marketing spend on upper funnel brand building initiatives and brand partnerships. The increase in general and administrative expenses is in line with higher net sales and is driven by higher personnel related expenses and higher IT and technology related expenses.
In 2025, selling, general and administrative expenses include depreciation and amortization of non-current assets in the amount of CHF 115.9 million (2024: CHF 95.1 million, 2023: CHF 57.1 million). Depreciation charges recognized within cost of sales amount to CHF 11.4 million (2024: CHF 9.4 million, 2023: CHF 7.7 million), and primarily consist of the depreciation of production equipment.
Total personnel expenses, excluding any costs related to share-based compensation, amount to CHF 377.9 million in 2025, CHF 285.7 million in 2024 and CHF 206.6 million in 2023, respectively.

3 Operating assets and liabilities

3.1 Trade receivables
Trade receivables are generally due within a payment period of between 30 to 90 days. Due to their short-term nature, the carrying amount is considered to be the same as their fair value.

(CHF in millions)	12/31/2025	12/31/2024

Not yet due	231.5	182.2
Past due 1 - 90 days	71.4	58.5
Past due 91 - 180 days	2.0	5.4
Past due > 181 days	6.2	10.8
Gross Carrying Amount	311.1	257.0
Expected credit loss	(5.7)	(10.7)
Trade receivables	305.3	246.2

Certain trade receivables have been pledged as collateral in relation to the credit facility, refer to note 5.4 Liquidity risk.

The expected credit loss allowance for trade receivables reconciles as follows:

(CHF in millions)	2025	2024

Expected credit loss at January 1	10.7	13.3
Amounts settled or written off during the year	(4.9)	(1.9)
Income statement impact for the year	0.1	(0.8)
Exchange Difference	(0.2)	0.1
Expected credit loss at December 31(1)	5.7	10.7
(1) As of December 31, 2025, the individual loss allowance amounted to CHF 5.5 million (December 31, 2024: CHF 9.6 million).

Refer to note 5.3 Credit risk for additional information.

Accounting policies
Trade receivables are amounts due from customers for products sold during the ordinary course of business. Trade receivables represent On’s right to an amount of consideration that is unconditional and only a passage of time is required before payment of the consideration is due.

Trade receivables are initially recognized at the original invoice amount and subsequently measured at amortized cost less the expected credit loss allowance. The credit loss allowance represents On's estimate of individually impaired trade receivables as well as expected credit losses on trade receivables that are not individually impaired. Trade receivables are written off when there is no reasonable expectation of recovery. Changes in the expected credit loss allowance are recognized as expense (or income) within selling, general and administrative expenses in the consolidated statements of income.

Relevant judgments and accounting estimates
On applies the simplified approach in calculating expected credit losses, considering collective exposures using historical loss rates per region and forward-looking quantitative and qualitative information (such as the global economy outlook). Individual exposures are also considered when there are objective indications for missing collectability, such as legal procedures, insolvency or bankruptcy.

3.2 Inventories

(CHF in millions)	12/31/2025	12/31/2024

Shoes	344.3	371.7
Apparel	88.1	65.8
Accessories	12.8	12.5
Allowances	(25.5)	(30.8)
Inventories(1)	419.8	419.2

(1) Inventories are comprised of finished goods.

In 2025, inventories of CHF 914.8 million (2024: CHF 719.7 million) and valuation allowances of CHF (5.1) million (2024: CHF 23.0 million) were recognized in cost of sales. As of December 31, 2025, inventories held on consignment amounted to CHF 6.9 million (December 31, 2024: CHF 7.8 million). The decrease to inventory allowances is primarily driven by a one-off write down of certain apparel products in 2024.

Certain inventories have been pledged as collateral in relation to the credit facility, refer to note 5.4 Liquidity risk.

Accounting policies
Inventories include finished goods purchased from third parties. Cost of inventories include expenditures incurred in acquiring the products and bringing them to their current location and condition, including allocated conversion costs such as depreciation of production equipment. Inventories are subsequently measured at the lower of cost or net realizable value. Cost is determined using the standard cost method.

Relevant judgments and accounting estimates
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

3.3 Property, plant and equipment

(CHF in millions)	Leasehold improvements	Trade tools	Production equipment	Furniture and fixtures	Other	Total

Cost as of January 1, 2024	61.2	13.6	21.7	19.9	18.1	134.5
Accumulated Depreciation as of January 1, 2024	(11.6)	(7.5)	(12.3)	(3.4)	(6.2)	(41.0)
Net book value as of January 1, 2024	49.6	6.1	9.4	16.5	11.9	93.6

Twelve-month period ended December 31, 2024
Opening net book value	49.6	6.1	9.4	16.5	11.9	93.6
Additions	35.1	0.9	10.7	11.2	7.2	65.1
Disposals	(0.5)	—	—	(0.2)	(0.1)	(0.7)
Depreciation	(14.1)	(2.9)	(8.4)	(4.0)	(3.6)	(33.1)
Exchange difference	1.5	0.2	—	0.6	—	2.3
Net book value as of December 31, 2024	71.7	4.3	11.8	24.1	15.4	127.2

Cost as of December 31, 2024	97.3	14.9	32.4	31.5	25.0	201.2
Accumulated Depreciation as of December 31, 2024	(25.7)	(10.6)	(20.7)	(7.4)	(9.6)	(74.0)
Net book value as of December 31, 2024	71.7	4.3	11.8	24.1	15.4	127.2

Twelve-month period ended December 31, 2025
Opening net book value	71.7	4.3	11.8	24.1	15.4	127.2
Additions	34.2	0.6	24.1	6.8	3.5	69.2
Disposals	(0.3)	(0.4)	(0.1)	(0.4)	(0.1)	(1.2)
Impairment	(0.5)	—	—	(0.2)	—	(0.8)
Depreciation	(18.3)	(1.9)	(10.1)	(4.3)	(3.7)	(38.2)
Exchange difference	(5.0)	(0.3)	—	(1.6)	(0.5)	(7.4)
Net book value as of December 31, 2025	81.7	2.3	25.7	24.5	14.6	148.8

Cost as of December 31, 2025	124.0	11.3	53.3	35.7	27.3	251.6
Accumulated Depreciation as of December 31, 2025	(42.3)	(9.0)	(27.7)	(11.2)	(12.7)	(102.8)
Net book value as of December 31, 2025	81.7	2.3	25.7	24.5	14.6	148.8

Additions of CHF 69.2 million for the year ended December 31, 2025 primarily comprised leasehold improvements and furniture and fixtures for new retail stores and regional offices, as well as production equipment for our Lightspray production machines.

During the years ended December 31, 2025 and December 31, 2024, non-cash additions of property, plant and equipment amounted to CHF 0.0 million and CHF 4.6 million respectively.

Other is comprised of IT equipment and fixed assets that are not yet in use. As of December 31, 2025, fixed assets that are not yet in use amounted to CHF 7.9 million (December 31, 2024: CHF 7.3 million).

Accounting policies
Property, plant and equipment ("PPE") is stated at cost less accumulated depreciation and any impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. Leasehold improvements include costs incurred to enhance and expand offices, own retail stores and showrooms.

Depreciation is primarily calculated on a straight-line basis over the expected useful life of the individual assets or asset categories:
•Leasehold improvements: 3 to 8 years (or the lease term, whichever is shorter)
•Trade tools (e.g. point-of-sale): 3 years
•Production equipment (e.g. molds at the factory sites and machines): 2 years
•Furniture and fixtures: 5 to 8 years
•Other: 3 to 8 years

For certain production equipment related to Lightspray, depreciation is calculated using the units of production method.

At each reporting date, the residual values, useful lives and method of depreciation are reviewed and adjusted prospectively, if applicable. Furthermore, On assesses whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount (being the higher of fair value less cost of disposal or value in use) of the individual asset is determined. If the recoverable amount is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of income.

PPE is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in the income statement.

3.4 Right-of-use assets and lease liabilities

Right-of-use assets

(CHF in millions)	Storage	Stores & showrooms	Offices	Cars	Total

Cost as of January 1, 2024	87.5	70.5	116.9	8.1	283.1
Accumulated Depreciation as of January 1, 2024	(22.1)	(15.4)	(26.1)	(5.4)	(69.1)
Net book value as of January 1, 2024	65.3	55.1	90.8	2.8	214.0

Twelve-month period ended December 31, 2024
Opening net book value	65.3	55.1	90.8	2.8	214.0
Lease modification	0.1	4.4	1.9	—	6.4
Additions	57.4	76.2	18.7	1.4	153.8
Disposals	—	(0.2)	—	(0.1)	(0.2)
Depreciation	(28.0)	(19.3)	(11.6)	(1.8)	(60.8)
Exchange Difference	5.8	3.1	1.3	—	10.3
Net book value as of December 31, 2024	100.7	119.4	101.1	2.5	323.6

Cost as of December 31, 2024	152.8	154.4	139.1	9.6	455.9
Accumulated Depreciation as of December 31, 2024	(52.1)	(35.0)	(38.0)	(7.1)	(132.3)
Net book value as of December 31, 2024	100.7	119.4	101.1	2.5	323.6

Twelve-month period ended December 31, 2025
Opening net book value	100.7	119.4	101.1	2.5	323.6
Lease modification	2.2	2.6	1.6	0.1	6.4
Additions	143.4	137.8	9.2	0.8	291.2
Disposals	—	—	—	(0.1)	(0.1)
Depreciation	(33.5)	(30.9)	(13.4)	(1.6)	(79.4)
Impairment	—	(1.7)	—	—	(1.7)
Exchange Difference	(26.1)	(16.3)	(3.5)	(0.1)	(45.9)
Net book value as of December 31, 2025	186.7	210.8	95.0	1.6	494.1

Cost as of December 31, 2025	265.0	272.3	144.9	9.8	692.0
Accumulated Depreciation as of December 31, 2025	(78.3)	(61.5)	(49.9)	(8.2)	(197.9)
Net book value as of December 31, 2025	186.7	210.8	95.0	1.6	494.1

During 2025, right-of-use assets additions increased to CHF 291.2 million, compared to CHF 153.8 million in 2024. The additions in 2025 mainly relate to the highly-automated warehouse in the US ("Atlanta Warehouse") due to the commencement of the remaining warehouse lease space in 2025, and to various retail store leases across the APAC, EMEA, and Americas regions.
For the year ended December 31, 2025 and 2024, we had lease modifications of CHF 2.6 million and CHF 4.4 million, respectively, related to retail store extensions.

Lease Liabilities

Reconciliation of lease liabilities:

(CHF in millions)	2025	2024

Lease liability balance at January 1,	347.5	228.9
thereof current	59.1	38.7
thereof non-current	288.5	190.3
Payments	(65.9)	(51.3)
Interest expenses paid	(21.3)	(15.2)
Disposals	(0.1)	(0.2)
Additions	281.4	153.7
Lease modification	6.0	5.4
Accrued interest	21.3	15.2
Exchange differences	(47.4)	10.9
Lease liability balance at December 31,	521.5	347.5
thereof current	81.2	59.1
thereof non-current	440.3	288.5

Accounting policies
At the inception of a contract, On assesses whether it is a lease or contains a lease component. A right-of-use asset and a lease liability is recognized at the lease commencement date. Short-term leases with a lease term of 12 months or less and low-value leases are recognized as an expense in the income statement on a straight-line basis over the lease term.

The right-of-use asset is initially measured at cost, which is comprised of the lease liability, any lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to dismantle and remove the underlying asset. It is subsequently measured at cost less accumulated depreciation, impairment losses as well as lease liability remeasurements.

Depreciation is calculated on a straight-line basis over the shorter of the assets or asset categories’ useful life and the respective lease term:
•Storage: 2 to 11 years
•Offices: 2 to 14 years
•Stores and showrooms: 1 to 10 years
•Cars: 1 to 4 years

The lease liability is initially measured at the present value of any lease payments not paid at the commencement date and are discounted using the interest rate implicit in the lease or, if that rate is not readily determinable, On’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost and decreased by lease payments made. A lease liability is remeasured upon changes to the lease term, expected residual value guarantee, index or rate used to determine future lease payments or a change in the assessment of a purchase option.

At each reporting date, On assesses whether there is any indication that an asset may be impaired. If any such indication exists, the asset is written down to its recoverable amount if the carrying amount exceeds it. The recoverable amount is the higher of its fair value less costs of disposal and its value in use.

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

3.5 Intangible assets

(CHF in millions)	Patents, licenses and other rights	Software	Goodwill	Total

Cost as of January 1, 2024	70.4	29.0	1.8	101.2
Accumulated Amortization as of January 1, 2024	(19.6)	(17.1)	—	(36.6)
Net book value as of January 1, 2024	50.9	11.9	1.8	64.6

Twelve-month period ended December 31, 2024
Opening net book value	50.9	11.9	1.8	64.6
Additions	1.4	3.0	—	4.5
Amortization	(4.7)	(6.0)	—	(10.8)
Net book value as of December 31, 2024	47.5	9.0	1.8	58.3

Cost as of December 31, 2024	71.8	32.1	1.8	105.7
Accumulated Amortization as of December 31, 2024	(24.3)	(23.1)	—	(47.4)
Net book value as of December 31, 2024	47.5	9.0	1.8	58.3

Twelve-month period ended December 31, 2025
Opening net book value	47.5	9.0	1.8	58.3
Additions	2.7	3.1	—	5.7
Amortization	(5.1)	(4.7)	—	(9.8)
Net book value as of December 31, 2025	45.1	7.3	1.8	54.2

Cost as of December 31, 2025	74.5	35.0	1.8	111.3
Accumulated Amortization as of December 31, 2025	(29.4)	(27.7)	—	(57.1)
Net book value as of December 31, 2025	45.1	7.3	1.8	54.2

Patents, licenses and other rights include patents, domain names, and license rights for trademarks.
As of December 31, 2025, software includes capitalized development costs not yet in use in the amount of CHF 0.3 million (December 31, 2024: CHF 0.4 million). In 2025, costs recognized in the selling, general and administrative expenses line item within the consolidated statements of income for research and development amounts to CHF 10.6 million (2024: CHF 9.6 million).
Goodwill is allocated and monitored at the reportable segment level. Based on the annual impairment assessments performed as of December 31, 2025 and 2024, there was no need to recognize any impairment of goodwill in 2025 nor 2024. None of the goodwill is expected to be deductible for tax purposes.

Accounting policies
Intangible assets acquired are valued at purchase cost less accumulated amortization and any impairment in value. On capitalizes software development costs when the identifiable asset is cumulatively commercially and technically feasible, can and will be completed, its costs can be measured reliably, and will generate probable future economic benefits. All other research and development costs are expensed as incurred within the selling, general, and administrative expense line item within the consolidated statements of income.

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
•Patents, licenses and other rights: Determined separately for each asset, varies from 4 to 20 years
•Software acquired or developed in-house : 4 years
•Other development costs capitalized: 4 years

For capitalized development costs, amortization starts when the asset is ready for use. Capitalized development costs not yet in use are tested annually for impairment or whenever events or changes in circumstances indicate that its value might be impaired.

Intangible assets are derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition is included in the income statement.

Significant judgments and accounting estimates
On uses judgment to determine commercial and technical feasibility when capitalizing software development costs. In calculating the respective costs, both planning and actual data are taken into consideration. The judgments related to commercial and technical feasibility are reviewed annually or when changes in circumstances arise.

The intangible asset corresponding to license rights was initially determined using the relief from royalty method, based on royalty data for comparable license agreements and businesses in the sporting goods and sports apparel sector.

At each reporting date, the residual values, useful lives and method of amortization are reviewed and adjusted prospectively, if applicable. Furthermore, On assesses whether there is any indication, that an asset may be impaired. If any such indication exists, the recoverable amount (the higher of fair value less cost of disposal or value in use) of the asset is estimated. The recoverable amounts are measured based on value-in-use calculations which are impacted by projected cash flows, discount rates and other parameters. These estimates, subject to management judgment, could vary significantly from future actuals. If the recoverable amount is lower than carrying amount, an impairment loss is recognized.

3.6 Other current operating assets and liabilities

(CHF in millions)	12/31/2025	12/31/2024

Prepaid expenses	33.6	29.0
Indirect taxes (VAT/GST) receivables	72.8	45.4
Anticipated net sales returns	10.8	6.3
Income tax receivables	1.6	6.7
Other current operating assets	39.3	26.3
Other current operating assets	158.2	113.7

(CHF in millions)	12/31/2025	12/31/2024

Accrued expenses	204.3	184.4
Accrued personnel expenses	39.6	17.1
Indirect taxes (VAT/GST) payables	55.7	42.5
Social security payables	8.8	17.1
Other payables	17.2	25.4
Other current operating liabilities	29.7	12.8
Other current operating liabilities	355.4	299.3

Accrued expenses mainly comprise accruals for outstanding vendor invoices related to marketing, freight, customs, selling and distribution. Increase in accrued expenses is in line with higher cost of sales and selling, general and administrative expenses. Accrued personnel expenses mainly comprise accruals for costs related to bonus, vacation and participation plans.

4 Capital and financial management

4.1 Net cash and cash equivalents

(CHF in millions)	12/31/2025	12/31/2024

Current bank accounts	382.6	500.9
Digital wallets	13.5	10.9
Fixed deposit	623.7	412.5
Cash and cash equivalents	1,019.9	924.3
Current bank overdrafts	—	—
Net cash and cash equivalents(1)	1,019.9	924.3
(1) Net cash and cash equivalents included restricted cash in the amount of CHF 0.9 million as of December 31, 2025, and CHF 0.6 million as of December 31, 2024.

Fixed deposits are comprised of short-term highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. Digital wallets mainly include deposit account balances at online payment platforms, primarily PayPal.

Accounting policies	Cash and cash equivalents include short-term highly liquid assets with a maturity of three months or less. On measures cash and cash equivalents at amortized costs. On does not recognize any credit impairment losses on these assets as the related credit risk is considered to be insignificant due to their short-term maturity and the external counterparties’ credit ratings.

4.2 Other current financial assets

(CHF in millions)	12/31/2025	12/31/2024

Credit cards	23.4	12.7
Deposits	19.9	18.1
Other current financial assets	15.9	25.5
Other current financial assets at amortized cost	59.2	56.4
Other current financial assets at fair value through profit and loss	—	—
Total other current financial assets	59.2	56.4
Due to their short-term nature, the carrying amount of other current financial assets at amortized cost corresponds to their fair value.

Accounting policies
On’s financial assets, which include trade receivables and other current financial assets, are initially recognized at fair value. Subsequent measurement depends on the business model for managing these assets and the contractual terms of the resulting cash flows, On classifies financial assets as follows:

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in financial result, and any gain or loss arising on derecognition is recognized directly in the income statement.

Assets that do not meet the criteria above for amortized cost are measured at fair value through profit and loss. Changes in fair value are recognized immediately in the income statement.

4.3 Other financial liabilities

(CHF in millions)	12/31/2025	12/31/2024

Customer refund liability returns	55.8	40.9
Other financial liabilities	0.9	10.4
Total other current financial liabilities at amortized cost	56.7	51.3
Other non-current financial liabilities	2.8	1.7
Total other non-current financial liabilities at amortized cost	2.8	1.7
Total other current and non-current financial liabilities	59.5	53.1

The carrying amount of other current and non-current financial liabilities at amortized cost correspond to their fair value.

Accounting policies
On’s financial liabilities include trade payables, current and non-current lease liabilities, other current and non-current financial liabilities, which are initially recognized at fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in the income statement. Refer to 3.4 Right-of-use assets and lease liabilities for additional information on lease liabilities.

Customer refund liabilities are recognized for the estimated amount of returns and are updated at the end of each reporting period based on historical data (refer to note 2.1 Net sales for additional information).

Financial liabilities are derecognized when the contractual obligations are discharged, cancelled, or expired.

4.4 Financial result

	Year ended December 31,
(CHF in millions)	2025	2024	2023

Interest income	30.9	23.5	11.5
Financial income	30.9	23.5	11.5
Bank charges	(7.6)	(7.3)	(4.3)
Interest expenses: leases	(21.4)	(15.3)	(6.5)
Interest expenses: employee benefits	(0.5)	(0.5)	(0.5)
Financial expenses	(29.6)	(23.1)	(11.3)
Foreign exchange gain / (loss)	(173.2)	67.7	(111.4)
Foreign exchange gain / (loss)	(173.2)	67.7	(111.4)
Financial result	(171.8)	68.1	(111.1)

Interest income primarily relates to interest earned on our short-term investments. As of December 31, 2025 and December 31, 2024, bank charges mainly included fees paid for the credit facility entered into on July 7, 2023. Refer to 5.4 Liquidity risk for additional information.
The foreign exchange loss during the period ended December 31, 2025 is primarily due to foreign exchange rate revaluation effects (i.e., unrealized foreign exchange impacts), in particular the CHF/USD exchange rate.

4.5 Share capital
The share capital amounts to CHF 34.1 million and is divided into 306,847,124 registered shares with a nominal value of CHF 0.10 each (the "Class A Shares") and 341,241,680 registered shares with a nominal value of CHF 0.01 each (voting right shares) (the "Class B Shares"). No preference shares and no restrictions with Class A ordinary shares exist. The share capital is paid in at 100%.

	Class A	Class A	Class A	Class B
	Authorized registered shares	Shares held by On in treasury	Outstanding shares	Authorized and outstanding registered shares

Shares issued and outstanding as of January 1, 2024	299,998,125	(15,782,848)	284,215,277	345,437,500

Capital increase from conditional capital(4)	2,457,539	—	2,457,539	—
Sale of treasury shares related to share-based compensation	—	2,633,847	2,633,847	—
Purchase of treasury shares	—	(10,320)	(10,320)	—
Shares issued and outstanding as of December 31, 2024	302,455,664	(13,159,321)	289,296,343	345,437,500

Shares issued and outstanding as of January 1, 2025	302,455,664	(13,159,321)	289,296,343	345,437,500

Capital increase from conditional capital(1)	3,339,378		3,339,378
Capital increase from capital band(2)				6,325,000
Conversion of Class B shares to Class A shares(3)	1,052,082		1,052,082	(10,520,820)
Sale of treasury shares related to share-based compensation		3,189,789	3,189,789	—
Purchase of treasury shares	—	(4,239)	(4,239)	—
Shares issued and outstanding as of December 31, 2025	306,847,124	(9,973,771)	296,873,353	341,241,680
(1) As announced on Form 6-K filed with the SEC on August 12, 2025, we amended and restated our memorandum and articles of association to increase the number of authorized Class A ordinary shares.
(2) On December 3rd, 2025, we amended and restated our memorandum and articles of association to increase the number of authorized Class B ordinary shares.
(3) As announced on Form 6-K filed with the SEC on May 23, 2025, 10,520,820 of Class B Shares were converted into 1,052,082 Class A Ordinary Shares.
(4) On November 12, 2024, we amended and restated our memorandum and articles of association to increase the number of authorized Class A ordinary shares.
In 2025, 3,189,789 Class A shares held in treasury have been issued to employees and members of the Board of Directors. This transaction resulted in a cash inflow of CHF 8.6 million.

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

	2025	2025	2024	2024	2023	2023
	Class A	Class B	Class A	Class B	Class A	Class B

Weighted number of outstanding shares	295,550,380	339,541,070	288,465,380	345,437,500	284,262,802	345,437,500
Weighted number of shares with dilutive effects	3,228,817	11,251,482	3,787,481	12,822,456	3,306,122	11,446,403
Weighted number of outstanding shares (diluted and undiluted)	298,779,197	350,792,552	292,252,861	358,259,956	287,568,924	356,883,903

Net income (CHF in millions)	182.7	21.0	216.3	25.9	70.9	8.6
Basic EPS (CHF)	0.62	0.06	0.75	0.07	0.25	0.02
Diluted EPS (CHF)	0.61	0.06	0.74	0.07	0.25	0.02

4.7 Capital and other reserves

(CHF in millions)	12/31/2025	12/31/2024

Share premium	760.8	756.9
Statutory reserves	62.4	53.9
Equity transaction costs	(8.7)	(8.7)
Tax impact on equity transaction costs	1.3	1.3
Share-based compensation	473.2	406.7
Capital reserves	1,289.0	1,210.0
Foreign currency translation effect	(56.0)	(1.1)
Taxes on foreign currency translation effect	6.3	(0.1)
Actuarial gains and losses	3.8	(3.4)
Taxes on actuarial gains and losses	(0.7)	0.7
Other reserves	(46.6)	(4.0)

4.8 Commitments and contingencies

As of December 31, 2025 and December 31, 2024, bank guarantees and letters of credit in the amount of CHF 153.2 million and CHF 168.3 million, respectively, were provided in favor of third parties. Thereof, as of December 31, 2025, CHF 105.5 million and CHF 27.9 million related to contracts entered into for highly-automated warehouses in the US (Atlanta) and Belgium (Beringen), respectively.
The Swiss On entities form a VAT group and, hence, every entity participating in the group is jointly and severally liable for VAT debt of other group participants. Further, On entities participating in central cash pooling are jointly and severally liable for any debit position or outstanding overdraft. In that context, gross intercompany balances in the amount of CHF 271.7 million and CHF 64.9 million have been offset as of December 31, 2025 and December 31, 2024, respectively.
On has several new lease contract commitments, which have not yet commenced as of December 31, 2025, and are therefore not yet recognized on balance sheet. The total committed future outflow resulting of these lease contracts amounts to:

(CHF in millions)	12/31/2025	12/31/2024

Due < 1 year	7.8	16.9
Due 1 - 5 years	67.7	135.8
Due > 5 years	78.3	178.5
Commitments for future lease obligations	153.8	331.1

The majority of the future lease commitments relate to contracts entered into for new highly-automated warehouse in Belgium (Beringen). The new warehouse in Belgium is expected to be fully operational by the end of 2026, and amounts to CHF 104.4 million in lease commitments (December 31, 2024: CHF 106.7 million). The remaining lease commitments relate to various new stores, offices and warehouses.

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
In order to minimize the risks associated with supply chain constraints and the availability of raw materials, On adopts a multi-sourcing strategy of diversifying suppliers and purchase plans with a medium-term time horizon. The price for raw materials is generally fixed for a six-month period, in the absence of significant exchange rate and commodity price fluctuations.
There were no material changes in the On’s market risk exposures or changes in the way risk is managed and valued during the period.

5.2 Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. On’s exposure to the risk of changes in foreign currency rates is a direct result of multi-currency cash flows within the company. The majority of our transactional foreign exchange risk arises from products sourced in USD and sales denominated in the currencies of the respective destination markets. The currencies in which these transactions are mainly denominated are USD, EUR, GBP, JPY and CNY.

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

The following table sets forth the foreign exchange rate against the Swiss Franc at the closing dates:

Currency	12/31/2025	12/31/2024

CNY 100	11.35	12.44
EUR 1	0.93	0.94
GBP 1	1.07	1.14
JPY 100	0.51	0.58
USD 1	0.79	0.91

The following table sets forth the average annual foreign exchange rate against the Swiss Franc:

Currency	12/31/2025	12/31/2024	12/31/2023

CNY 100	11.78	12.33	13.03
EUR 1	0.95	0.95	0.99
GBP 1	1.11	1.14	1.13
JPY 100	0.57	0.58	0.66
USD 1	0.85	0.88	0.92

Accounting policies
On’s consolidated financial statements are presented in CHF, which is On’s presentation currency.

The functional currency of each individual entity is determined based on the primary economic environment in which the entity operates (normally the local currency). Once an entity's functional currency is determined, it is not changed unless there is a significant change to the underlying transactions, events, and conditions that determine the entity's primary economic environment. A change in functional currency is accounted for prospectively from the date of change.

Foreign currency transactions are translated into the respective functional currency using the average monthly exchange rate of the month in which the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the closing date. The resulting exchange differences are recognized in the consolidated income statement within financial result. Non-monetary items measured at historical cost are translated using the historical exchange rate.

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

Financial assets and liabilities held in foreign currencies as of December 31, 2025 and 2024, are shown below. These include monetary assets and liabilities denominated in a currency other than the functional currency of the entity carrying them.

(CHF in millions)	12/31/2025
	USD	GBP	JPY	CNY	EUR

Cash and cash equivalents	761.7	6.3	0.1	—	12.4
Trade payables and other financial liabilities(1)	(249.8)	(8.5)	(0.1)	(2.9)	(30.8)
Trade receivables and other financial assets(1)	466.2	114.3	59.0	114.7	45.4
Total assets and liabilities	978.1	112.1	58.9	111.8	26.9

(CHF in millions)	12/31/2024
	USD	GBP	JPY	CNY	EUR

Cash and cash equivalents	629.3	7.7	1.6	—	24.1
Trade payables and other financial liabilities(1)	(145.3)	(0.8)	—	(1.4)	(21.4)
Trade receivables and other financial assets(1)	229.6	81.4	50.0	65.1	34.5
Total assets and liabilities	713.6	88.2	51.5	63.8	37.2
(1) The majority of these balances are comprised of intercompany positions.

As a result of our multinational sales and operations, On is exposed to fluctuation in foreign exchange at a transactional level, primarily in the USD, GBP, JPY, CNY, and EUR. A change in the foreign exchange rate of the Swiss Franc against the USD, GBP, JPY, CNY, and EUR as of December 31, 2025, and 2024, would have affected the valuation of assets and liabilities denominated in these foreign currencies. This analysis assumes that all other variables remain constant. The exposure is disclosed net of income tax. A 10% increase or decrease in the USD, GBP, JPY, CNY, and EUR foreign currency exchange rates against the Swiss Franc would have impacted On's consolidated statements of income for the period as presented below. These reflect the effect of exchange rate changes on monetary assets and liabilities denominated in a currency other than the functional currency of the entity carrying them.

(CHF in millions)	12/31/2025	12/31/2024

Change in USD/CHF +10%	78.6	57.4
Change in USD/CHF -10%	(78.6)	(57.4)
Change in GBP/CHF +10%	9.0	7.1
Change in GBP/CHF -10%	(9.0)	(7.1)
Change in JPY/CHF +10%	4.7	4.1
Change in JPY/CHF -10%	(4.7)	(4.1)
Change in CNY/CHF +10%	9.0	5.1
Change in CNY/CHF -10%	(9.0)	(5.1)
Change in EUR/CHF +10%	2.2	3.0
Change in EUR/CHF -10%	(2.2)	(3.0)

5.3 Credit risk

Credit risk is the possibility of a loss resulting from a counterparty’s failure to meet its contractual obligation. On is exposed to credit risks from its operating activities and from certain financing activities. A potential concentration in credit risk mainly arises from trade receivables and other financial assets, such as credit cards and deposits. The maximum exposure is limited to the respective carrying amounts.
The Company's credit risk is primarily driven by individual customer characteristics. At December 31, 2025, two customers individually represented more than 10% of the trade receivables balance. We have subsequently collected the majority of these outstanding amounts.
New customers are assessed for creditworthiness before standard payment and delivery terms and conditions are offered, and individual tolerance limits are established. Creditworthiness as well as customers receivable limits are monitored on an ongoing basis. Customers that fail to meet On’s minimum creditworthiness may, in general, order only on a prepayment basis. Further, in 2025, the Company implemented credit insurance for certain wholesale customer balances to reduce potential loss exposure.
Core banking relationships are maintained with investment grade rated financial institutions.

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
•Obtaining and maintaining forward-looking credit lines to create an adequate debt structure optimizing the liquidity provided by the credit system;
•Continuous monitoring of future cash flows based on rolling forecast and budget data.

Contractual maturities of On’s undiscounted financial liabilities:

(CHF in millions)	Not specified(1)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2025

Trade payables	—	154.8	—	—	—	154.8
Accrued expenses	204.3	—	—	—	—	204.3
Current lease liabilities	—	24.8	75.7	—	—	100.6
Other financial liabilities	—	38.3	18.4	—	—	56.7
Other current financial liabilities	—	63.1	94.2	—	—	157.3
Non-current lease liabilities	—	—	—	299.0	216.0	515.0
Other non-current financial liabilities	—	—	—	2.8	—	2.8
Other non-current financial liabilities	—	—	—	301.8	216.0	517.8

(CHF in millions)	Not specified(1)	Due < 3 months	Due 4 to 12 months	Due 1 to 5 years	Due > 5 years	12/31/2024

Trade payables	—	166.5	—	—	—	166.5
Accrued expenses	184.4	—	—	—	—	184.4
Current lease liabilities	—	19.1	25.1	—	—	44.2
Other financial liabilities	—	36.5	14.8	—	—	51.3
Other current financial liabilities	—	55.7	39.8	—	—	95.5
Non-current lease liabilities	—	—	—	211.4	123.7	335.1
Other non-current financial liabilities	—	—	—	1.7	—	1.7
Other non-current financial liabilities	—	—	—	213.1	123.7	336.8
(1) This category includes accrued expenses for which the due date is not specified. These are expected to be settled within the next twelve months. Refer to note 3.6 Other current operating assets and liabilities for additional information on accrued expenses.

On July 7, 2023, On entered into the CHF 700 million multicurrency credit facility. On has an option to increase the total availability of borrowings under the facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. The credit facility had an initial term of three years, which has been subsequently extended for a total period of two years. Subsequent to extensions, the credit facility will expire on July 7, 2028. As of December 31, 2025 and 2024, no amounts had been drawn under the credit facility.
Of the total guarantees and letters of credit outstanding as of December 31, 2025 and 2024, which are discussed in note 4.8 Commitments and contingencies, CHF 153.2 million and CHF 168.3 million, respectively, relate to the credit facility.
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the twelve-month periods ended December 31, 2025 and 2024, we were in compliance with all covenants under the credit facility.
The following assets have been pledged in relation to the credit facility:

(CHF in millions)	2025	2024

Trade receivables	266.4	280.8
Inventory	340.4	211.7
Assets pledged	606.9	492.5

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
All share-based awards granted under the different share-based compensation plans were classified as equity-settled share-based payments. In addition to the share-based compensation plans for selected employees, On granted share-based compensation in connection with a service, license, and investment agreement. As of December 31, 2025, the following two share-based incentive plans remain active with additional grants expected in future periods: the Long Term Incentive Plan 2021 ("LTIP 2021") and the Board of Directors of On 2019 ("BoD 2019"). These plans provide for grants either in the form of performance stock units ("PSU's"), tied to certain performance criteria and service requirements or restricted stock units ("RSU's"), that are only conditional on the provision of services by the plan participant during the vesting period.
As of December 31, 2025, the Service, License, and Investment Agreement 2019 ("SLIA"), and Tax Recognition Plan 2022 ("TRP 2022") are no longer active, and no further grants are expected. Share-based compensation expenses for these plans, in addition to LTIP 2021 and BoD 2019, were recognized in the consolidated statements of income during the periods presented. Awards under LTIP 2020 remain outstanding as of December 31, 2025.

Overview of the different programs:

Long Term Incentive Plan 2021 ("LTIP 2021")
In 2021, the LTIP 2021 was implemented to replace the existing share-based compensation plans in place at the time and is the currently active share-based compensation plan for equity compensation to On's team members. Awards under the LTIP 2021 are granted as RSU's or PSU's and are subject to time-based and in the case of PSU's performance-based vesting conditions.

In March 2025, the LTIP 2021 was amended to modify the vesting schedule of new RSU grants and to revise the performance cycle allocation for new PSU grants beginning in the fiscal year 2025. These amendments only apply to new grants issued in March 2025 and onwards.

RSU grants issued subsequent to the March 2025 amendment will vest in 12 equal quarterly tranches, commencing one quarter following the date of grant, subject to a participant's continuous employment and unless otherwise agreed in a participant's award agreement. This amendment eliminates the one-year cliff vesting schedule previously in effect.

Prior to the amendment in March 2025, 34% of RSU's granted vested on the first anniversary of the grant date, with the remaining balance vesting in eight equal quarterly tranches of 8.25% each, commencing at the end of first quarter following the first anniversary of the grant date.

PSU grants issued subsequent to the March 2025 amendment are allocated across two performance cycles: a two year performance cycle and a three year cycle. Subject to a participant's continuous employment, the achievement of the performance conditions as well as the resulting vesting factor and unless otherwise agreed in a participant's award agreement, the PSU's vest in full 24 months following the grant date (for a two year performance cycle) and 36 months following the granting date (for a three year performance cycle).

PSU's granted to members of On's Executive Board are subject to a market-based award multiplier, based on the achievement of On's total shareholder return relative to a broad market index measured over the same two year and three year performance cycle.

Prior to the amendment in March 2025, PSU awards were split equally, with 50% subject to a two-year performance cycle and 50% subject to a three-year performance cycle. The amendment approved in March 2025 resulted in a shift in the allocation of PSU awards. For grants issued during the 2025 fiscal year, the allocation shifted to 25% of the granted PSUs being subject to a two-year performance cycle and 75% being subject to a three-year performance cycle. For all PSU grants issued in 2026 and subsequent years, 100% of the granted PSUs will be subject solely to a three-year performance cycle. Regardless of the applicable performance cycle, the vesting of PSU awards remains subject to the achievement of the performance conditions, measured over the respective performance cycle, and the resulting vesting factor, as well as the participant's continuous employment, unless otherwise agreed in a participant's award agreement.

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

Tax Recognition Plan 2022 ("TRP 2022")
In 2022 and 2023, RSU's were granted to certain employees of On who were subject to elevated tax obligations in connection with prior grants of equity incentive awards or RSU's vesting in connection with the Company's IPO. In 2024 and 2025, no RSU's were granted pursuant to this plan.

The RSU's immediately vested upon grant, subject to an administrative period to allow for the acceptance of awards by participants.

Service, License, and Investment Agreement 2019 ("SLIA")
In 2019, a “service, license and investment agreement” was negotiated between On and third parties, including the payment of share-based compensation in exchange for the services provided by the third parties. Awards under the SLIA 2019 were granted as options. The milestone-based vesting criteria include the achievement of certain Net Sales thresholds for the fiscal year ended December 31, 2023 as well as the fiscal year ended December 31, 2024. The respective milestones were reached, and the formal vesting of the options occurred upon publication of the annual report for the fiscal year ended December 31, 2023, as well as the fiscal year ended December 31, 2024, respectively.

Vested options were exercised within the six month anniversary of the applicable vesting date.

The fair value of all equity compensation awards granted to employees is estimated at grant date and recorded as an expense over the vesting period. Total expenses arising from share-based payment transactions during the period were as follows:

	Year ended December 31,
(CHF in millions)	2025	2024	2023

LTIP 2021	61.5	51.9	24.4
Other(1)	1.0	19.6	7.4
Total share-based compensation expense(2)	62.6	71.5	31.8
(1) Other includes social charges attributable to the respective plans, and share-based compensation expense associated with BOD 2019 and other plans. Social charges are settled in cash and consider any costs related to local legal requirements related to share-based compensation. Refer to note 6.3 Provisions for additional information on social charges.
(2) Share-based compensation is recorded within line item selling, general and administrative expenses in the consolidated statements of income. As of December 31, 2025, On has recognized an increase in shareholders' equity in the balance sheet of CHF 66.6 million and CHF 57.5 million for share-based compensation incurred during the twelve-month periods ended December 31, 2025 and December 31, 2024.

A summary of activity under the plan types as of December 31, 2025, December 31, 2024, and changes during the years ending on those dates, is presented below:

Plan type	Stock options (Class A Shares)(1)		Stock options (Class B Shares)(2)		RSU's(3)	PSU's(4)
	Number of options	Weighted average exercise price US$	Number of options	Weighted average exercise price US$	Number of shares	Number of shares

Awards outstanding at January 1, 2024	9,102,323	3.46	15,812,500	0.77	849,504	1,067,215
Awards granted	—	n/a	—	n/a	629,831	834,743
Awards forfeited / expired	(3,940)	11.69	—	n/a	(71,220)	(21,962)
Awards exercised / vested	(4,588,738)	5.92	—	n/a	(519,510)	—
Awards outstanding at December 31, 2024	4,509,645	4.13	15,812,500	0.77	888,605	1,879,996
weighted average contractual life remaining (years)	0.4	n/a	—	n/a	0.9	1.1
maximum term (years)	0.8	n/a	—	n/a	3.0	2.2
exercisable	4,509,645	4.13	15,812,500	0.77	2,000	—

Awards outstanding at January 1, 2025	4,509,645	4.13	15,812,500	0.77	888,605	1,879,996
Awards granted	—	n/a	—	n/a	782,575	1,508,630
Awards forfeited / expired	(4,766)	11.33	—	n/a	(103,891)	(67,211)
Conversion of Class B to Class A shares	316,250	7.77	(3,162,500)	0.77	—	—
Awards exercised / vested	(3,460,373)	2.81	(6,325,000)	0.77	(723,546)	(1,228,218)
Awards outstanding at December 31, 2025	1,360,756	8.30	6,325,000	0.77	843,743	2,093,197
weighted average contractual life remaining (years)	—	n/a	—	n/a	0.4	0.7
maximum term (years)	—	n/a	—	n/a	4.3	2.2
exercisable	1,360,756	8.30	6,325,000	0.77	262	—
(1) The following plans are included within Stock options (Class A shares): LTPP 2018, LTIP 2018, LTIP 2020 (Class A Shares), and SLIA 2019.
(2) The following plan is included within Stock options (Class B shares): LTIP 2020 (Class B Shares).
(3) The following plans are included within RSU's: BoD 2019, LTIP 2021 RSUs, and Founders' Plan 2021.
(4) The following plan is included within PSU's: LTIP 2021 PSU.

Inputs used in the measurement of the fair values at grant date of the equity compensation plans were as follows:

For the year ended December 31, 2025

Plan	Grant Date	Share price on measurement date (CHF)

LTIP 2021 (PSU's and RSU's) & BOD 2019	March 24, 2025	42.73
LTIP 2021 (PSU's and RSU's) & BOD 2019	June 23, 2025	43.18
LTIP 2021 (PSU's and RSU's) & BOD 2019	September 22, 2025	36.18
LTIP 2021 (RSU's)	October 1, 2025	32.65
LTIP 2021 (PSU's and RSU's) & BOD 2019	December 15, 2025	38.00

For the year ended December 31, 2024

Plan	Grant Date	Share price on measurement date (CHF)

LTIP 2021 (PSU's and RSU's) & BOD 2019	March 25, 2024	31.07
LTIP 2021 (PSU's and RSU's) & BOD 2019	June 24, 2024	34.88
BOD 2019	July 10, 2024	32.94
LTIP 2021 (PSU's and RSU's) & BOD 2019	September 23, 2024	42.74
LTIP 2021 (PSU's and RSU's) & BOD 2019	December 16, 2024	51.65

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

Significant judgments and accounting estimates
PSU's and RSU's granted during the twelve month period ended December 31, 2025 were valued on the basis of the observable share price on grant date.

When determining the expense recognition, the expected fluctuation has been set to 10% per annum. The expected fluctuation level was determined by On based on historical fluctuation and management estimates. Measuring the fair values of PSU's with TSR performance criteria requires the use of estimates. The Monte Carlo simulation applied to determine this fair value incorporates assumptions, including the correlation of On's total shareholder return relative to a broad market index.

6.2 Employee benefit obligations
On globally maintains defined benefit pension plans and defined contribution pension plans in accordance with local regulations and practices. The Company’s only and most significant defined benefit pension plan is in Switzerland. Current pension arrangements for On employees in Switzerland are made through plans governed by the Swiss Federal Occupational Old Age, Survivors and Disability Pension Act (BVG). These plans are funded by regular employee and employer contributions and are administered by an independent third party. On's estimated contributions for the next reporting period is CHF 9.4 million.
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
All other plans are treated as defined contribution plans. The contributions of those plans are recognized as personnel expenses in the period during which the related services are rendered by employees. Expenses during the year ended December 31, 2025 amounted to CHF 5.8 million (December 31, 2024: CHF 4.5 million).

The result of the Swiss defined benefit plans is summarized in the tables below:

Employee benefit obligations (amount recognized in the consolidated balance sheets)

(CHF in millions)	December 31, 2025	December 31, 2024

Present value of defined benefit obligation	(65.4)	(52.9)
Fair value of plan assets	59.9	44.3
Employee benefit obligations	(5.5)	(8.6)

As of December 31, 2025, the defined benefit obligation has a weighted average duration of 14.0 years (December 31, 2024: 15.7 years). Employee benefit obligations reconcile as follows:

(CHF in millions)	2025	2024

Employee benefit obligations at January 1	(8.6)	(2.2)
Amounts recognized in income statement	(8.3)	(5.3)
Amounts recognized in other comprehensive income	7.2	(1.2)
Contributions by the employer	4.3	0.2
Employee benefit obligations at December 31	(5.5)	(8.6)

Amounts recognized in the consolidated statements of income

(CHF in millions)	2025	2024	2023

Current service cost	(8.6)	(5.3)	(3.8)
Past service cost	0.3	—	—
Employee benefit expenses	(8.3)	(5.3)	(3.8)

Remeasurements recognized in equity (other comprehensive income)

(CHF in millions)	2025	2024	2023

Actuarial (losses)/gains from
changes in financial assumptions	4.2	(2.5)	(3.6)
changes in experience adjustments	(0.7)	(2.1)	0.2
Return on plan assets excluding interest income	3.7	3.4	—
Net actuarial result from defined benefit plans	7.2	(1.2)	(3.4)

Defined benefit obligation

(CHF in millions)	2025	2024

Present value of defined benefit obligation at January 1	52.9	35.3
Current service cost	8.6	5.3
Contributions by the employees	5.5	4.3
Interest expenses	0.5	0.5
Past service cost	(0.3)	—
Benefits paid	1.7	2.8
Actuarial losses/(gains) from
changes in financial assumptions	(4.2)	2.5
changes in experience adjustments	0.7	2.1
Present value of defined benefit obligation at December 31	65.4	52.9

Plan assets

(CHF in millions)	2025	2024

Fair value of plan assets at January 1	44.3	33.1
Contributions by the employer	4.3	0.2
Contributions by the employees	5.5	4.3
Interest income	0.5	0.5
Benefits paid	1.7	2.8
Return on plan assets (excluding interest income)	3.7	3.4
Fair value of plan assets at December 31	59.9	44.3

The plan assets consist of (all with quoted market prices):

	12/31/2025	12/31/2024

Cash and cash equivalents	4.1%	5.9%
Debt instruments	20.3%	21.9%
Equity instruments	33.8%	33.5%
Real estate	22.5%	21.3%
Mortgages	4.2%	3.6%
Alternative assets	15.1%	13.8%
Total	100.0%	100.0%

Principal actuarial assumptions

	12/31/2025	12/31/2024

Discount rate	1.4%	1.0%
Expected rate of salary increase	1.0%	1.0%
Expected rate of pension increase	0.0%	0.0%
Demographic assumptions	BVG 2020 generation table	BVG 2020 generation table

Sensitivity analysis: Impact on defined benefit obligation

(CHF in millions)	12/31/2025	12/31/2024

Discount rate
-0.5%	4.9	4.5
+0.5%	(4.2)	(3.8)
Expected rate of salary increase
-0.5%	(1.4)	(1.2)
+0.5%	1.0	0.9
Life expectancy
-1 year	(0.3)	(0.5)
+1 year	0.4	0.5

Accounting policies
Accounting and reporting of the Swiss defined benefit plans are based on annual actuarial valuations. Defined benefit obligations and service costs are assessed using the projected unit credit method, with the cost of providing pensions charged to the income statement so as to spread the regular cost over the service lives of employees participating in these plans. The pension obligation is measured as the present value of the estimated future outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Service cost from defined benefit plans are charged to the consolidated statements of income within the selling, general and administrative expenses line item. If the fair value of the plan assets exceeds the present value of the defined benefit obligation, only a net pension asset is recorded in the consolidated balance sheets, taking account of the asset ceiling. If the present value of the defined benefit obligation exceeds the fair value of the plan assets, only a defined benefit obligation is recorded in the consolidated balance sheets.

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

6.3 Provisions

(CHF in millions)	Social charges	Long-service leave	Other	Total

Balance at January 1, 2024	6.8	5.8	4.5	17.1
thereof current	6.3	0.7	0.1	7.1
thereof non-current	0.5	5.1	4.3	10.0
Additions	22.9	2.6	3.8	29.3
Release	(1.0)	(0.5)	—	(1.6)
Utilization	(8.2)	—	—	(8.2)
Unwinding of discount	—	—	0.1	0.1
Exchange differences	(0.1)	0.1	0.1	—
Balance at December 31, 2024	20.3	8.0	8.4	36.6
thereof current	20.3	1.0	0.4	21.7
thereof non-current	—	7.0	8.0	14.9
Additions	5.1	4.7	3.8	13.6
Release	(6.1)	(0.8)	(0.1)	(7.0)
Utilization	(8.2)	—	—	(8.2)
Unwinding of discount	—	—	0.1	0.1
Exchange differences	(0.4)	(0.4)	(0.6)	(1.4)
Balance at December 31, 2025	10.7	11.5	11.6	33.7
thereof current	10.7	1.8	0.6	13.0
thereof non-current	—	9.7	11.0	20.7

Provisions for social charges are related to share-based compensation to fulfil local legal requirements. Provisions for long-service leave are related to jubilee bonus for long-serving employees. Other provisions primarily relate to provisions for asset retirement obligations, which mainly relates to the dismantling costs for the Zurich headquarters and other retail stores in different locations, and amounts to CHF 11.4 million as of December 31, 2025 (CHF 5.9 million as of December 31, 2024). Other further includes provisions for legal matters, which represent the current best estimate of a probable economic outflow.

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

Relevant judgments and accounting estimates
Provisions are recognized when a past event gives rise to a present legal or constructive obligation, it is probable that an outflow of economic resources will be required for settlement, and a reliable estimate can be made of the amount of the obligation. Provisions are based upon management’s best estimate of the expenditure required to settle the obligation, incorporating historical data, expert evaluations, and currently available information. Due to the inherent judgment required to determine the timing, magnitude and probability of such obligations, actual results may differ from these estimates.

6.4 Income taxes

(CHF in millions)	2025	2024	2023

Current income taxes	76.0	74.0	35.7
Deferred income taxes	(74.5)	(36.6)	(46.2)
Income tax expense (benefit)	1.5	37.4	(10.5)

The income taxes reflected in the financial statements and the amount calculated at the expected tax rate (starting with On Holding AG's statutory corporate income tax rate in Switzerland) reconcile as follows:

(CHF in millions)	2025		2024		2023

Income before taxes		205.2		279.6		69.1
Expected tax rate / tax expense	19.6%	40.2	19.6%	54.8	19.7%	13.6
Income taxed at different tax rate	(2.7)%	(5.6)	0.5%	1.4	(1.8)%	(1.3)
Non-deductible expenses	5.9%	12.2	3.1%	8.8	10.3%	7.1
Non-taxable income and tax incentives	(17.2)%	(35.2)	(4.0)%	(11.1)	(22.4)%	(15.5)
Effects of (de-)recognition of tax losses	—%	—	(0.2)%	(0.6)	(2.4)%	(1.7)
Effects of tax rate changes	0.3%	0.7	(0.1)%	(0.2)	0.7%	0.5
Effect of prior-year items	(5.8)%	(11.9)	(0.9)%	(2.6)	(20.5)%	(14.2)
Other effects	0.5%	1.1	(4.7)%	(13.3)	1.3%	0.9
Effective tax rate / income tax expense (benefit)	0.7%	1.5	13.4%	37.4	(15.1)%	(10.5)
In 2025 and 2024, the effective tax rate was 0.7% and 13.4%, respectively. The decreases to the effective income tax rates were mainly due to deferred income tax benefits for the fiscal year 2025 related to the elimination of intercompany profits in inventory, as well as higher effectiveness of certain tax incentives and prior year items.

Change of net deferred tax assets and liabilities:

(CHF in millions)	2025	2024

Net amount at January 1	97.1	59.1
thereof deferred tax assets	107.8	69.5
thereof deferred tax liabilities	(10.8)	(10.5)
Taxes charged
to income statement	74.5	36.6
to other comprehensive income	5.1	0.1
Exchange differences	(10.1)	1.3
Net amount at December 31	166.6	97.1
thereof deferred tax assets	175.9	107.8
thereof deferred tax liabilities	(9.3)	(10.8)

Deferred tax assets and liabilities relate to the following items:

	12/31/25					12/31/24
(CHF in millions)	Assets	Liabilities	Net amount	Assets	Liabilities	Net amount

Inventories	134.4	(7.3)	127.2	81.5	(9.9)	71.6
Property, plant and equipment	0.9	(5.4)	(4.5)	0.3	(6.2)	(5.9)
Right-of-use assets	—	(87.8)	(87.7)	—	(50.6)	(50.6)
Intangible assets	—	(2.6)	(2.6)	—	(2.9)	(2.9)
Other current financial liabilities	73.7	—	73.7	46.7	—	46.7
Other current operating liabilities	17.2	(1.0)	16.1	17.2	(0.7)	16.5
Other non-current financial liabilities	22.6	—	22.6	12.8	—	12.8
Tax loss and tax credit carryforwards	18.5	—	18.5	4.6	—	4.6
Other assets and liabilities	6.0	(2.9)	3.2	5.3	(1.2)	4.1
Deferred tax assets (liabilities)	273.4	(106.9)	166.6	168.5	(71.4)	97.1
Offsetting	(97.5)	97.5	—	(60.6)	60.6	—
Deferred tax assets (liabilities) on balance sheet	175.9	(9.3)	166.6	107.8	(10.8)	97.1

Pillar Two income tax disclosure
In December 2021, the OECD published key parameters and model rules on a global minimum tax rate of 15% (Pillar Two) for multinational enterprises with revenue of more than EUR 750 million. Many jurisdictions in which we are subject to income taxes, global minimum tax rules have been enacted, or substantively enacted, which can impose detailed reporting obligations and increase compliance and systems-related costs on our businesses. In Switzerland, where the company is headquartered, the enacted legislation includes the introduction of a Qualified Domestic Top-up Tax effective January 1, 2024, as well as the income inclusion rule that became effective January 1, 2025.
We have applied the temporary exception issued by the IASB in May 2023 from the accounting requirements for deferred taxes in IAS 12. Accordingly, we neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.
As an integral part of the rule set, the OECD has published transitional Country-by-Country Report ("CbCR") Safe Harbor rules, with the purpose to remove the obligation of calculating the Pillar Two effective tax rate for operations in lower-risk jurisdictions during the initial years when the rules take effect. In applying the transitional CbCR Safe Harbor rules on the 2025 consolidated financial statements, most jurisdictions in which we operate, to the extent such jurisdictions have implemented the OECD rules, qualify for the transitional CbCR Safe Harbor rules.
On has recorded CHF 0.9 million in respect of Pillar Two top up taxes in fiscal year 2025.

Accounting policies
The income tax expense recognized for the period consists of current and deferred tax.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recorded on the valuation differences (temporary differences) between the tax bases of assets and liabilities and their carrying values in the consolidated balance sheet. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences and tax losses can be offset. Deferred tax liabilities are provided for on taxable temporary differences arising from investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by On and it is probable that the temporary difference will not reverse in the foreseeable future.

Current and deferred tax assets and liabilities are offset only if they relate to the same taxing authority and taxable entity.

For interim periods, Income tax (expense) / benefit is determined using an estimate of our annual effective tax rate, which is subject to several factors, including our ability to accurately forecast our annual pre-tax income, foreign currency fluctuations, tax incentives, implications related to the elimination of intercompany profits in inventory, and the subjectivity of the geopolitical and macroeconomic situations.

Significant judgments and accounting estimates
On is subject to income taxes in numerous jurisdictions and significant judgment is required in determining the worldwide provision for income taxes. The multitude of transactions and calculations implies estimates and assumptions. On recognizes liabilities on the basis of amounts expected to be paid to the tax authorities.

Deferred tax assets relate to deductible differences and, in certain cases, tax loss carry forwards, provided that their utilization is considered probable. The recoverable value is based on management's forecasts of the corresponding taxable On entity over a period of several years. The capitalized tax loss carryforwards are primarily related to transfer price arrangements in place, which will lead to a profit before tax. Therefore, the assumption is that the On entities can use the tax losses. As actual results may differ from these forecasts, the deferred tax assets may need to be adjusted accordingly.

6.5 Related parties
A legal or natural person is related to an On entity if the party directly or indirectly controls, is controlled by, or is under common control with the entity, has an interest in or role at the entity that gives it significant influence over the entity, has joint control over the entity or is an associate or a joint venture of the entity.

On has identified the following related parties:
•Executive officers
•Members of the Board of Directors of On
•Shareholders that have significant influence by delegating a member into the Board of Directors of On

In 2025, total share-based compensation of the non-executive members of the Board of Directors of On amounts to CHF 1.2 million (2024: CHF 1.2 million, 2023: CHF 1.1 million).

There were no further transactions with related parties for the relevant financial years except for the following transactions with On’s extended founder team1:

(CHF in millions)	2025	2024	2023

Short-term employee benefits	1.7	3.4	4.2
Post-employment benefits	4.9	1.1	0.3
Share-based compensation	12.7	13.8	13.8
On’s extended founder team(1)	19.3	18.2	18.3
(1) Up until March 31, 2025, our extended founder team included Marc Maurer, former co-CEO. Transactions with Marc Maurer until March 31, 2025 are included in the above table.

6.6 Events after the balance sheet date
There were no material events after the balance sheet date, excluding the below.
Effective January 1, 2026, in accordance with IAS 21, On Holding AG (the Group's parent company) and On AG (the Group's main trading entity) have changed their functional currency from the Swiss Franc (CHF) to the US Dollar (USD), as a result of significant changes to the underlying transactions, events, and conditions that determine On AG's and On Holding AG's primary economic environment.
On AG, incorporated and domiciled in Switzerland, has historically determined CHF as its functional currency. In recent years, however, its revenues and operating expenses have shifted increasingly toward USD, with additional future plans expected to further increase revenues and expenses in USD. Specifically, the Audit Committee has adopted a new Treasury policy, which establishes USD as the preferred currency for On AG and On Holding AG operating, investing and financing activities from January 1, 2026 and onwards. This policy is expected to expose On AG and On Holding AG to an increasing predominance of USD-denominated activities. As a result of these significant changes to the underlying transactions, events, and conditions that determine On AG's primary economic environment, management determined that a change in functional currency was appropriate.
On Holding AG, has also seen a stronger orientation of its financing and investing activities toward USD. Additionally, the amended Treasury policy discussed above, and On AG’s functional currency change, will further orient its financing and investing activities towards the USD. As a result of these significant changes to the underlying transactions, events, and conditions that determine On Holding AG's primary economic environment, management determined that a change in functional currency was appropriate.
These changes will be accounted for prospectively and do not impact prior period financial statements. The Group’s presentation currency will continue to be the CHF, the lawful currency of Switzerland, where On Holding AG is headquartered and domiciled, and where it is incorporated under Swiss law. Beginning in the first quarter of 2026, we will start recording adjustments in other comprehensive income / (loss) to translate these entities' financial statements from USD to CHF (our presentation currency).